FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – 2019 Annual Accounts

• Account Auditor's Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2019.
• Account Auditor's Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2019.

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor´s report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A. (the Company), which comprise the balance sheet as at December 31, 2019, the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at December 31, 2019, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and, in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance the legislation governing the audit practice in force in Spain. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the annual accounts section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with the legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, nor have situations or circumstances arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those that, based on our professional judgement, have been of the most significance in the audit of the annual accounts for the current period. These matters have been addressed in the context of our audit of the annual accounts as a whole and in the preparation of our opinion thereon, and we do not express a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Key audit matters	How the matter was addressed in the audit
Measurement of investments in Group companies A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies. As described in note 8, non-current investments in Group companies and associates (equity instruments) amount to €69,267 million at 31 December 2019. To assess if there is an impairment in the investments in Group companies, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value might not be fully recoverable. Management determine the recoverable amount at the lower of the fair value less costs to sell and the value in use to which the investment relates. As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of future cash flows from the investments, management refers to the strategic plans approved by the Board of Directors. Management´s cash flows projections involved significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. As described in note 8.2, a reversal of impairment provision of €2,226 million has been recognised in the income statement for the year. We identify this as a key audit matter due to the significant judgements made my management when estimating the key assumptions that supports the recoverable amount of the investments in Group companies and have required a high degree of auditor judgements in evaluating those key assumptions.	We have performed audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount, fair value less cost to sell or value in use of investments in Group companies, including: • Understanding of the control environment, assessment and verification of the relevant controls over the Telefónica Group's process for calculating the present value of future cash flows from investments in Group companies. • Verification of the consistency of the data used to calculate the present value of future cash flows with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of fulfilment of the budget versus the strategic plan approved in the previous year. • Assessment of the key assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with market information and industry data. • Checking of the disclosures included in the annual accounts in accordance with applicable legislation. On the basis of the procedures carried out, we consider management's assessment to be reasonable as the estimation of key assumptions is within a reasonable range and the conclusions drawn on the value of investments in Group companies are consistent with the information contained in the accompanying annual accounts.

Other information: Management report

Other information refers exclusively to the 2019 management report, the preparation of which is the responsibility of the Company's directors and is not an integral part of the annual accounts.

2

Our opinion on the annual accounts does not cover the management report. Our responsibility regarding the information contained in the management report is defined in the regulations governing financial statement audit work, which establish two distinct levels of responsibility:

a) A specific level applicable to the non-financial statement and to some of the information included in the Annual Corporate Governance Report, as defined in article 35.2. b) of Spanish Law 22/2015, the Audit Act, which consists of solely checking that the required information has been provided in the management report, or where appropriate, a reference to the separate report on non-financial information has been included on this one as required by regulations; otherwise, reporting that it has not.

b) A general level applicable to the rest of the information included in the management report, which consists of assessing and reporting on the consistency of the said information with the annual accounts based on the knowledge of the Company obtained in the course of auditing the said statements (not including other information not obtained as evidence during the course of the audit); and assessing and reporting on whether the content and presentation of this part of the management report are in conformity with applicable regulations. If, based on the work carried out, we conclude that there are material misstatements, we are required to disclose them.

Based on the work performed, as described before, we have verified the management report includes a reference confirming that the non-financial information stipulated in item a) above is presented in the consolidated management report of the Telefónica Group in which the Company is integrated, that the aforementioned information from the Annual Corporate Governance Report is included in the management report and that the rest of the information contained in the management report is consistent with that provided in the 2019 annual accounts and, that its content and presentation are in conformity with applicable regulations.

The Company's directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the Company's directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.

The audit and control committee is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.

3

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Company's directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Company's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit and control committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Company's audit and control committee, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

Report to the audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the company's audit and control committee dated February 18, 2020.

4

Appointment period

The General Ordinary Shareholders' Meeting held on May 12, 2016 appointed us as auditors for a period of three years, as from the year ended December 31, 2017.

Services provided

Services provided to the Company for services other than the audit of the accounts are described in note 20.g) of the accompanying annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

February 20, 2020

5

2019
Telefónica, S.A.
Annual financial statements and management report for the year ended December 31, 2019

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Telefónica, S.A.
Balance sheet at December 31

Millions of euros
ASSETS	Notes	2019	2018
NON-CURRENT ASSETS		76,554	75,034
Intangible assets	5	24	20
Software		9	8
Other intangible assets		15	12
Property, plant and equipment	6	136	177
Land and buildings		86	123
Plant and other property, plant and equipment items		46	48
Property, plant and equipment under construction and prepayments		4	6
Investment property	7	332	404
Land		100	100
Buildings		232	304
Non-current investments in Group companies and associates	8	70,130	68,040
Equity instruments		69,267	66,530
Loans to Group companies and associates		831	1,503
Other financial assets		32	7
Financial investments	9	3,871	3,415
Equity instruments		314	298
Derivatives	16	3,145	2,421
Other financial assets	9	412	696
Deferred tax assets	17	2,061	2,978
CURRENT ASSETS		9,501	10,810
Net assets held for sale	8	291	69
Trade and other receivables	10	336	388
Current investments in Group companies and associates	8	2,853	4,510
Loans to Group companies and associates		2,777	4,473
Derivatives	16	61	8
Other financial assets		15	29
Investments	9	2,373	1,821
Loans to companies		1,149	972
Derivatives	16	1,218	842
Other financial assets		6	7
Current deferred expenses		11	11
Cash and cash equivalents		3,637	4,011
TOTAL ASSETS		86,055	85,844
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Telefónica, S.A. 3

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Millions of euros
EQUITY AND LIABILITIES	Notes	2019	2018
EQUITY		24,821	20,949
CAPITAL AND RESERVES		25,145	21,497
Share capital	11	5,192	5,192
Share premium	11	4,538	4,538
Reserves	11	10,441	9,439
Legal & Statutory		1,106	1,111
Other reserves		9,335	8,328
Treasury shares and own equity instruments	11	(766)	(686)
Profit for the year	3	5,740	3,014
UNREALIZED GAINS (LOSSES) RESERVE	11	(324)	(548)
Available-for-sale financial assets		(48)	(49)
Hedging instruments		(276)	(499)
NON-CURRENT LIABILITIES		45,438	46,371
Non-current provisions	18	653	494
Non-current borrowings	12	4,341	4,408
Bank borrowings	14	1,306	2,033
Derivatives	16	2,339	2,207
Other debts		696	168
Non-current borrowings from Group companies and associates	15	40,285	41,154
Deferred tax liabilities	17	143	291
Long term deferred revenues		16	24
CURRENT LIABILITIES		15,796	18,524
Current provisions	18	15	93
Current borrowings	12	903	2,483
Bonds and other marketable debt securities	13	75	181
Bank borrowings	14	364	2,094
Derivatives	16	457	208
Other financial liabilities	14	7	—
Current borrowings from Group companies and associates	15	14,551	15,578
Trade and other payables	18	307	362
Current deferred revenues		20	8
TOTAL EQUITY AND LIABILITIES		86,055	85,844
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Telefónica, S.A. 4

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Telefónica, S.A.
Income statements for the years ended December 31

Millions of euros	Notes	2019	2018
Revenue	19	4,810	4,921
Rendering of services to Group companies and associates		475	517
Rendering of services to non-group companies		20	21
Dividends from Group companies and associates		4,242	4,259
Interest income on loans to Group companies and associates		73	124
Impairment and gains (losses) on disposal of financial instruments	8	2,444	(412)
Impairment losses and other losses		2,226	(587)
Gains (losses) on disposal and other gains and losses		218	175
Other operating income	19	45	68
Non-core and other current operating revenue - Group companies and associates		22	46
Non-core and other current operating revenue - non-group companies		23	22
Employees benefits expense	19	(245)	(143)
Wages, salaries and others		(209)	(118)
Social security costs		(36)	(25)
Other operational expense		(307)	(316)
External services - Group companies and associates	19	(107)	(102)
External services - non-group companies	19	(190)	(198)
Taxes other than income tax		(10)	(16)
Depreciation and amortization	5, 6 and 7	(29)	(32)
Gains (losses) on disposal of fixed assets		92	—
OPERATING PROFIT		6,810	4,086
Finance revenue	19	478	359
Finance costs	19	(2,209)	(2,230)
Exchange rate gains (losses)	19	43	49
NET FINANCIAL EXPENSE		(1,688)	(1,822)
PROFIT BEFORE TAX	21	5,122	2,264
Income tax	17	618	750
PROFIT FOR THE YEAR		5,740	3,014
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A. 5

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Telefónica, S.A.
Statements of changes in equity for the years ended December 31
A) Statement of recognized income and expense

Millions of euros	Notes	2019	2018
Profit of the period		5,740	3,014
Total income and expense recognized directly in equity	11	615	652
From valuation of available-for-sale financial assets		1	(91)
From cash flow hedges		818	991
Income tax impact		(204)	(248)
Total amounts transferred to income statement	11	(391)	(545)
From valuation of available-for-sale financial assets		—	—
From cash flow hedges		(521)	(727)
Income tax impact		130	182
TOTAL RECOGNIZED INCOME AND EXPENSE		5,964	3,121
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit for the year	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2017	5,192	15,462	(688)	554	(655)	19,865
Total recognized income and expense	—	—	—	3,014	107	3,121
Transactions with shareholders and owners	—	(2,039)	2	—	—	(2,037)
Dividends paid (Note 11)	—	(2,051)	—	—	—	(2,051)
Other transactions with shareholders and owners	—	12	2	—	—	14
Other movements	—	—	—	—	—	—
Appropriation of prior year profit (loss)	—	554	—	(554)	—	—
Balance at December 31, 2018	5,192	13,977	(686)	3,014	(548)	20,949
Total recognized income and expense	—	—	—	5,740	224	5,964
Transactions with shareholders and owners	—	(2,012)	(80)	—	—	(2,092)
Dividends paid (Note 11)	—	(2,046)	—	—	—	(2,046)
Other transactions with shareholders and owners	—	34	(80)	—	—	(46)
Appropriation of prior year profit (loss)	—	3,014	—	(3,014)	—	—
Balance at December 31, 2019	5,192	14,979	(766)	5,740	(324)	24,821
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A. 6

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Telefónica, S.A.
Cash flow statements for the years ended December 31

Millions of euros	Notes	2019	2018
A) CASH FLOWS FROM OPERATING ACTIVITIES		5,260	2,364
Profit before tax		5,122	2,264
Adjustments to profit:		(5,090)	(2,117)
Depreciation and amortization	5, 6 and 7	29	32
Impairment of investments in Group companies and associates	8	(2,226)	587
Change in long term provisions		44	—
Gains on the sale of financial assets		(218)	(175)
Losses on disposal of fixed and intagible assets		(92)	—
Dividends from Group companies and associates	19	(4,242)	(4,259)
Interest income on loans to Group companies and associates	19	(73)	(124)
Net financial expense		1,688	1,822
Change in working capital		(70)	(272)
Trade and other receivables		(11)	51
Other current assets		(71)	(134)
Trade and other payables		12	(189)
Other cash flows from operating activities	21	5,298	2,489
Net interest paid		(1,547)	(1,618)
Dividends received and other		5,018	3,518
Income tax receipts		1,827	589
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES	21	1,745	(64)
Payments on investments		(2,647)	(2,139)
Proceeds from disposals		4,392	2,075
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(7,399)	(1,130)
Proceeds from equity instruments		13	—
(Payments)/Proceeds from financial liabilities	21	(5,257)	918
Debt issues		5,651	9,983
Repayment and redemption of debt		(10,908)	(9,065)
Acquisition of treasury shares		(99)	—
Dividends paid	21	(2,056)	(2,048)
D) NET FOREIGN EXCHANGE DIFFERENCE		20	(27)
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(374)	1,143
Cash and cash equivalents at January 1		4,011	2,868
Cash and cash equivalents at December 31		3,637	4,011
The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.

Telefónica, S.A. 7

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Telefónica, S.A.
Annual financial statements for the ended December 31, 2019

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 1. Introduction and general information
Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.
The Company’s registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.
Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.
The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A. 9

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 2. Basis of presentation
a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 602/2016, dated December 2, 2016 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2019.
The accompanying financial statements for the year ended December 31, 2019 were prepared by the Company’s Board of Directors at its meeting on February 19, 2020 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.
b) Comparison of information

In 2019 and 2018 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the annual financial statements of both years.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.
Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates
Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In Note 8.2 it is assessed the impairment of these investments.
There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.
Deferred taxes
The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.
The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or unforeseen future transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Telefónica, S.A. 10

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 3. Proposed appropriation of profit
Telefónica, S.A. obtained 5,740 million euros of profit in 2019.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2019 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	5,740
Distribution to:
Unrestricted reserves	5,740

Telefónica, S.A. 11

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 4. Recognition and measurement accounting policies
As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.
Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.
a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.
b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.
The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10
Investment property is measured and depreciated using the same criteria described for land and buildings for own use.
c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A. to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.
d) Financial assets and liabilities
Financial investments
All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.
Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.
Derivative financial instruments and hedge accounting
When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

Telefónica, S.A. 12

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.
The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.
f) Related party transactions

In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).
In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is recognized in reserves.
g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counter-guarantee on the Company’s balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.
Guarantees provided for which there is no item on the Company’s balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2019 and 2018 are as follows:

Millions of euros
Item	2019	2018
Total assets	118,877	114,047
Equity:
Attributable to equity holders of the parent	17,118	17,947
Attributable to minority interests	8,332	9,033
Revenue from operations	48,422	48,693
Profit for the year:
Attributable to equity holders of the parent	1,142	3,331
Attributable to minority interests	522	619

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 5. Intangible assets
The movements in the items composing intangible assets and the related accumulated amortization in 2019 and 2018 are as follows:

2019
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	248	11	—	—	259
Software	153	5	—	1	159
Other intangible assets	95	6	—	(1)	100
ACCUMULATED AMORTIZATION	(228)	(7)	—	—	(235)
Software	(145)	(5)	—	—	(150)
Other intangible assets	(83)	(2)	—	—	(85)
NET CARRYING AMOUNT	20	4	—	—	24

2018
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	236	10	(1)	3	248
Software	146	3	—	4	153
Other intangible assets	90	7	(1)	(1)	95
ACCUMULATED AMORTIZATION	(219)	(10)	1	—	(228)
Software	(138)	(7)	—	—	(145)
Other intangible assets	(81)	(3)	1	—	(83)
NET CARRYING AMOUNT	17	—	—	3	20
As of December 31, 2019 and 2018 commitments to acquire intangible assets amount to 0.4 and 0.9 million euros, respectively.
As of December 31, 2019 and 2018, the Company had 220 million euros and 189 million euros, respectively, of fully amortized intangible assets.
In December 2019 the Company has disposed of trademarks in non-strategic markets with a net carrying value of 0.1 million euros. The "gain in disposal of assets" is 45 million euros, shown in the profit and loss account.

Telefónica, S.A. 14

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 6. Property, plant and equipment
The movements in the items composing property, plant and equipment (PP&E) and the related accumulated depreciation in 2019 and 2018 are as follows:

2019
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	564	7	(29)	(1)	541
Land and buildings	221	2	(25)	—	198
Plant and other PP&E items	337	5	(4)	1	339
PP&E under construction and prepayments	6	—	—	(2)	4
ACCUMULATED DEPRECIATION	(387)	(18)	—	—	(405)
Buildings	(98)	(14)	—	—	(112)
Plant and other PP&E items	(289)	(4)	—	—	(293)
NET CARRYING AMOUNT	177	(11)	(29)	(1)	136

2018
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	588	7	—	(31)	564
Land and buildings	223	3	—	(5)	221
Plant and other PP&E items	329	4	—	4	337
PP&E under construction and prepayments	36	—	—	(30)	6
ACCUMULATED DEPRECIATION	(378)	(9)	—	—	(387)
Buildings	(97)	(1)	—	—	(98)
Plant and other PP&E items	(281)	(8)	—	—	(289)
NET CARRYING AMOUNT	210	(2)	—	(31)	177
Firm commitments to acquire property, plant and equipment at December 31, 2019 and 2018 amounted to 2 million euros and 0.5 million euros, respectively. At December 31, 2019 and 2018, the Company had 259 and 241 million euros, respectively, of fully depreciated items of property, plant and equipment.
Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.
“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 68 million euros at 2019 and 2018 year-ends, respectively. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 12 and 10 million euros at December 31, 2019 and 2018, respectively.

In 2018, a new parking for the Group employees was completed. The value of the area that the Company allocates for its own use was included as Additions of Land and Buildings in the 2018 chart of movements amounting to 3 million euros.
The land and buildings rented to other Group Companies (approximately 80% of the total value in 2019 and 78% in 2018) have been included as “Investment properties” in Note 7.
Disposals in 2019 refer to the sale of the land related to the building Diagonal 00, transaction that is disclosed in Note 7.

Telefónica, S.A. 15

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 7. Investment properties
The movements in the items composing investment properties in 2019 and 2018 and the related accumulated depreciation are as follows:

2019
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	523	—	(92)	1	432
Land	100	—	—	—	100
Buildings	423	—	(92)	1	332
ACCUMULATED DEPRECIATION	(119)	(4)	23	—	(100)
Buildings	(119)	(4)	23	—	(100)
NET CARRYING AMOUNT	404	(4)	(69)	1	332

2018
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	495	—	—	28	523
Land	94	—	—	6	100
Buildings	401	—	—	22	423
ACCUMULATED DEPRECIATION	(106)	(13)	—	—	(119)
Buildings	(106)	(13)	—	—	(119)
NET CARRYING AMOUNT	389	(13)	—	28	404
“Investment properties” mainly includes in both 2019 and 2018 the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid.
In addition, until the sale of the building in May 2019, it was also included here the net carrying value of Diagonal 00, the headquarters in Barcelona. The transaction has been included as Disposals in the chart of movements of 2019 and has generated a profit of 47 millions of euros shown as "Gains on disposal of fixed assets" of the income statement. On the same date, the Company has signed a 10-year contract to rent this same building. The compromised payments for this rent are included in Note 19.
¨Transfers¨ in 2018 chart of movements refer to the value of the area rented to other Group companies in the new parking for employees described in the previous note (approximately 78% of the value).
In 2019, the Company has buildings with a total area of 323,979 square meters (356,171 square meters in 2018) leased to several Telefónica Group companies, equivalent to an occupancy rate of 91.68% of the buildings it has earmarked for lease (90.29% in 2018).

Total income from leased buildings in 2019 and 2018 (see Note 19.1.a) amounted to 43 million euros in both years.
Future minimum rentals receivable under non-cancellable leases are as follows:

	2019	2018
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	39	40
Between two and five years	1	2
Over 5 years	—	1
Total	40	43
The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2019 for a non-cancellable period of 12 months.
The main operating leases in which Telefónica, S.A. acts as lessee are described in Note 19.5.

Telefónica, S.A. 16

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 8. Investments in group companies and associates
8.1. Detail and evolution of investment in group companies and associates:

2019

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	66,530	410	2,226	416	—	(520)	205	69,267	122,759
Equity instruments (Cost)	92,809	410	(53)	416	—	(520)	205	93,267
Impairment losses	(26,279)	—	2,279	—	—	—	—	(24,000)
Loans to Group companies and associates	1,503	73	(36)	(749)	40	—	—	831	812
Other financial assets	7	25	—	—	—	—	—	32	32
Total non-current investment in Group companies and associates	68,040	508	2,190	(333)	40	(520)	205	70,130	123,571
Loans to Group companies and associates	4,473	3,772	(5,442)	—	(26)	—	—	2,777	2,651
Derivatives	8	61	(8)	—	—	—	—	61	61
Other financial assets	29	5	(19)	—	—	—	—	15	15
Total current investments in Group companies and associates	4,510	3,838	(5,469)	—	(26)	—	—	2,853	2,727
(1) Fair value at December 31, 2019 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.
2018

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	67,025	113	(209)	(69)	—	(281)	(49)	66,530	122,108
Equity instruments (Cost)	92,717	700	(209)	(69)	—	(281)	(49)	92,809
Impairment losses	(25,692)	(587)	—	—	—	—	—	(26,279)
Loans to Group companies and associates	2,141	73	(186)	(550)	25	—	—	1,503	1,492
Other financial assets	—	7	—	—	—	—	—	7	7
Total non-current investment in Group companies and associates	69,166	193	(395)	(619)	25	(281)	(49)	68,040	123,600
Loans to Group companies and associates	3,426	4,845	(4,326)	550	(22)	—	—	4,473	3,967
Derivatives	10	8	(10)	—	—	—	—	8	8
Other financial assets	24	29	(24)	—	—	—	—	29	29
Total current investments in Group companies and associates	3,460	4,882	(4,360)	550	(22)	—	—	4,510	4,004
(1) Fair value at December 31, 2018 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

Telefónica, S.A. 17

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

The most significant transactions occurred in 2019 and 2018 as well as their accounting impacts are described below:
2019
On February 14, 2019, after the pertinent regulatory approvals have been obtained, Telefónica, S.A. sold 100% of the investment in Seguros de Vida y Pensiones Antares, S.A. (Antares) to Grupo Catalana Occidente for 161 million euros. The profit of the transaction has amounted to 88 million euros.
On February 20,2019, the Board of Directors of Telefónica, S.A. has authorized the sale of the Group operators in Central América. The direct ownership in Costa Rica amounts to 291 million euros and it has been transferred to "Net assets held for sale" and shown as Transfers in 2019 chart of movements.
As a consequence of the policy of asset management in the Group, on July 25, 2019, the Company has sold 11 Data Centers located in 7 countries (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) to Asterion Industrial Partners SGEIC, S.A. for 550 million euros. Two of the sales require further regulatory approvals. Telefónica S.A. had a direct investment in the parent company owning the Data Centers, Daytona, S.L. (previously known as Panamá Cellular Holdings, S.L.). The profit of the transaction has amounted to 126 million euros. On December 18, 2019, after the pertinent regulatory approvals have been obtained, the propriety of the Miami Data Center has been transferred with an additional gain in sale of companies of 4 million euros.
2018
On July 13, 2018, a new company named Reginatorium Participaciones, S.L.U. was incorporated by Telefónica, S.A. On July 26, 2018 Telefónica made a non-monetary contribution to this new subsidiary equivalent to the net carrying value of its stake in Telxius Telecom, S.A. ("Telxius") corresponding to 60% of Telxius' share capital.
On July 27, 2018, the company was renamed Pontel Participaciones, S.L. ("Pontel") and on the same date, Telefónica sold 16.65% of it to the Pontegadea Group amounting to 378.8 million euros (a valuation of 15.2 euros per share of Telxius). An investment of 16.65% in Pontel is equivalent to a 9.99% indirect ownership in Telxius. The transaction generated a revenue of 175 million euros in the profit and loss account of 2018.
On November 8, 2018, Telefónica reached an agreement with Catalana Occidente Group for the sale of its total stake in Antares, its insurance company in Spain. As of December 31, 2018, the net carrying value of the investment was transferred to "Long Term assets held for sale" totaling 69 million euros and shown as Transfers in the 2018 chart of movements.

Other movements
On January 24, 2019 Telefónica Centroamérica Inversiones, S.L. has distributed dividends to its shareholders after the sale of Telefónica Guatemala, S.A. The Company has registered an impact of 168 million euros for this concept.
Moreover, on May 16, 2019, Telefónica Centroamérica Inversiones, S.L. has distributed dividends to its shareholders after the sale of Telefónica Nicaragua, S.A. The Company has registered an impact of 83 million euros for this concept.
Later this year, on August 28, 2019, Telefónica Centroamérica Inversiones, S.L. has distributed dividends to its shareholders after the sale of Telefónica Panamá, S.A. The Company has registered an impact of 205 million euros for this concept.
On December 23, 2019, Telefónica Centroamérica Inversiones, S.L. has distributed additional dividends to its shareholders. Telefónica, S.A. has registered an impact of 4 million euros for this concept.
In 2019 chart of movements, the sum of these distributions, 460 million euros, has been shown as "Dividends".
On May 17, 2019 and on December 2, 2019, Pontel Participaciones, S.L. has distributed reserves by 19 and 41 million euros shown as "Dividends" in 2019 chart of movements.
In 2018 the column “Dividends” included distributions of reserves made by Telxius Telecom, S.A. amounting to 217 million euros and by Pontel Participaciones, S.L. amounting to 64 million euros.
On December 31, 2019 the Company has executed a partial capitalization of the notional amounts of the credits granted to Telefónica Móviles México, S.A. de C.V. as well as the full amount of interests from these credit for a total amount of 707 million euros. The withholding taxes of the interets have been transferred to an account receivable from Tax Authorities amounting to 42 million euros. The transaction is shown as "Transfers" in the 2019 chart of movements and disclosed in Note 8.5.
“Transfers” of “Loans to Group Companies and Associates” in 2018 included the reclassification between long-term and current loans in accordance with the loan maturity schedule as well as the accrued interests rendered by those loans, outstanding at year end.
In 2019 and 2018, Telefónica, S.A. bought and sold the following shareholdings:

Telefónica, S.A. 18

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

a) Acquisitions of investments and capital increases (Additions):

Millions of euros
Companies	2019	2018
Telefónica Digital España, S.L.U.	137	194
Telefónica Móviles México, S.A. de C.V.	250	460
Telefónica Innovación Alpha, S.L.	19	—
Telefónica Ingeniería de Seguridad, S.A.U.	—	32
Other companies	4	14
Total Group companies and associates	410	700
2019
In order to provide the funds needed to rebalance its equity and to execute share capital increases in its direct affiliates, Telefónica Digital España, S.L.U. on January 10, 2019 carried out a capital increase amounting to 137 million euros, totally subscribed and disbursed by Telefónica, S.A.
On this same date, Telefónica Innovación Alpha, S.L. has completed a capital increase of 19 million euros fully subscribed and paid by Telefónica, S.A.
On July 18, 2019 and on December 11, 2019, Telefónica Móviles México S.A. de C.V. completed capital increases of 2,350 million Mexican pesos (equivalent to 109 million euros) and 3,000 million Mexican pesos (equivalent to 141 million euros), respectively. The transactions have been fully subscribed and paid by Telefónica, S.A.
2018
On January 11, 2018, with the aim of rebalancing the equity, Telefónica Digital España, S.L.U. made a capital increase of 194 million euros fully subscribed and paid by the Company.
On March 22, 2018 Telefónica Móviles México S.A. de C.V. completed a capital increase of 4,000 million Mexican pesos, equivalent to 176 million euros. On December 17, 2018 an additional capital increase of 6,550 million Mexican pesos, equivalent to 284 million euros was launched. Both transactions were fully subscribed and paid by Telefónica, S.A.
On July 17, 2018, the Company decided to capitalize a credit granted to its subsidiary Telefónica Ingeniería de Seguridad, S.A.U. amounting to 26.4 million euros. In addition, on December 27, 2018 a capital increase made by the subsidiary totaling 5.2 million euros, fully subscribed and paid by Telefónica, S.A.

b) Disposals of investments and capital decreases:

Millions of euros
Companies	2019	2018
Daytona, S.L. (formerly Panamá Cellular Holdings, S.L.)	53	—
Pontel Participaciones, S.L.	—	204
Others	—	5
Total Group companies and associates	53	209
2019
Disposal of Daytona, S.L. relates to the sale of the investment detailed at the beginning of the note.
2018
The disposal of Pontel Participaciones, S.L. reflected the sale of shares to the Pontegadea Group, as fully described at the beginning of this note.
8.2. Assessment of impairment of investments in group companies, joint ventures and associates
At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is based on the expected cash flows to be received from each subsidiary in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. The main assesments used to determine the discounted cash flows are the long term OIBDA margen, the long term investment ratio, the weighted average cost of capital (WACC) and the perpetual growth rate, indicators employed by the Group in its investments valuation.
Moreover, and only for the companies where discounted cash flow analysis is not available due to the specific nature of their businesses, the impairment is calculated by comparing their Equity figure as of the end of the period and the net book value of those investments.
As a result of these estimations and the effect of the net investment hedge in 2019, a reversal of impairment provision of 2,226 million euros was recognized (write down of 587 million euros in 2018). This amount derives mainly from the following companies:

a.	a write down reversal, net of hedges, of 2,947 million euros for Telefónica O2 Holdings Limited (write down reversal of 4,062 million euros, net of hedges, was registered in 2018);

b.
a write down reversal of 484 million euros for Telefônica Brasil, S.A. (write down amounting to 1,038 million euros in 2018) and a write down reversal of 100 million euros for Sao Paulo Telecomunicaçoes, Ltda (write down amounting to 243 million euros in 2018);

Telefónica, S.A. 19

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

c.	a write down by 224 million euros for Telefónica Móviles México, S.A. de C.V. (write down by 1,075 million euros in 2018);

d.	a write down of 146 million euros for Telefónica Digital España, S.L.U. (a write down of 219 million euros in 2018) and

e.
a write down of 875 million euros for Telefónica Latinoamérica Holding, S.L.U. (write down by 1,962 million euros in 2018). The write down is mainly originated by the decrease in the estimated cash flows from the Argentinian subsidiaries.

Main assumptions used for the calculation of the discounted cash flows of investments
With respect to the political and economic situation, 2019 has been a transition year for UK. Regarding politics, the Treaty to leave the EU has finally been signed after three years of negotiation, and accordingly legal stability will be achieved for future decisions. From the economic point of view, the country continued with a growth rate over 1% (even if lower than the previous years) benefited from the favourable labour market conditions (with an unemployment rate at is lowest) and the restraint of inflation rate, increasing benefits on a real basis. Investment is the variable with the weakest performance due to the uncertainty of the new relationship with the EU. The Group forecasts a limited impact of Brexit in the business.The Strategic Plan of O2 UK reflects the expentancy of keeping its market share thanks to the quality of services, the adaptation of its offer to the customers and the enhancement in B2B and IoT (Internet of Things) businesses. In this sense, revenues in the plan are in line with the analysts' average estimations for the next three years. OIBDA is improved based on the speeding eficiency plan whose key target is containing the expense below inflation rate, the network sharing with Vodafone and the optimization of spectrum. Long term OIBDA margin envisages significant growth in line with analysts' estimations. With respect to the investment over revenues ratio, the estimation included in the Strategic Plan is aligned with the analysts' forecast, around 12%.
Despite the growth rate in 2019 in Brazil has been lower than its target during the first half of the year (1.2% versus target of 2.5%), it was due to external and sporadic effects (such as commercial war, crisis in Argentina and environmental damages). Since July 2019, a visible change in the trend is observed and the economic variables behaved in a more dynamic way. In addition, a decrease in the inflation rate was registered and accordingly, the interest rates have been reduced by 250 bps to the lowest historical figure both in a notional and real basis to encourage private consumption. Fiscal objectives for the year have been over-fulfilled, strengthening the credibility of the country regarding this aspect. On the other hand, relevant political reforms have been approved, with respect to Social Security system, among others and these reforms guide Brazil into a path of debt stability and productivity rise. In terms of the variables used in the Strategic Plan of the company, The OIBDA margin for Brazil is around 40%, within the range of analysts' long-term forecasts (at around 43%). Over the term of the business plans, the operator will invest a percentage in line with the investment needs forecasted by analysts (around 18%). The scenario of low interest rates already mentioned has resulted in a decrease in the cost of debt of the company, and the WACC (Weighted average cost of capital) has fallen from 11.2% in 2018 to 10% in 2019.
Mexican economy was stagnated in 2019 with the worst figures of the last decade, caused both by the fall in consumption and investment. The investment decreased because of the uncertainty surrounding the internal and international scenario; The negative performance of the investment is caused by the policies set in-force by the new government, the delay in the sign of the commercial agreement with the US and the negative impact of the manufacturing variables globally. Moreover, interest rates have been abnormally high. This fact has affected the labour market with a decrease of 30% in new people employed year-on-year and a steep slowdown in private consumption. On November 2019, Telefónica Móviles Mexico, S.A. de C.V. and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement, under which AT&T Mexico will provide wholesale wireless access to Telefónica Mexico on 3G, 4G and any other future technology available in Mexico. The agreeement means the transformation of the operating model of the company in 2019 and this change in the model is reflected in its Strategic Plan.
8.3. Detail of subsidiaries and associates
The detail of subsidiaries and associates is shown in Appendix I.
8.4. Transactions protected for tax purposes
This chapter relates to the operations that qualify for special tax treatment, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law.
During 2019 there are no transactions carried out that are qualified for special tax treatment. The transactions carried out in prior years are disclosed in the financial statements for those years.
8.5. The breakdown and maturity of loans to Group companies and associates in 2019 and 2018 are as follows:

Telefónica, S.A. 20

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2019

Millions of euros
Company	2020	2021	2022	2023	2024	2025 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	869	—	—	—	—	—	869
Telefónica Móviles México, S.A. de C.V.	—	222	—	—	—	—	222
Telfisa Global, B.V.	178	—	—	—	—	—	178
Telefónica de España, S.A.U.	1,233	—	—	—	—	—	1,233
Telxius Telecom, S.A.	—	—	280	—	140	140	560
Telefônica de Brasil, S.A.	210	—	—	—	—	—	210
Telefónica Latinoamérica Holding, S.L.U.	113	—	—	—	—	—	113
Other companies	174	—	16	—	—	33	223
Total	2,777	222	296	—	140	173	3,608
2018

Millions of euros
Company	2019	2020	2021	2022	2023	2024 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	756	—	—	—	—	—	756
Telefónica Móviles México, S.A. de C.V.	—	860	—	—	—	—	860
Telfisa Global, B.V.	700	—	—	—	—	—	700
Telefónica de España, S.A.U.	2,352	—	—	—	—	—	2,352
Telxius Telecom, S.A.	—	—	—	280	—	280	560
Telefônica de Brasil, S.A.	258	—	—	—	—	—	258
Telefónica Latinoamérica Holding, S.L.U.	89	—	—	—	—	8	97
Other companies	318	—	35	16	—	24	393
Total	4,473	860	35	296	—	312	5,976
The main loans granted to Group and associated companies are described below:

•	The financing extended to Telefónica Móviles España, S.A.U. in 2019 includes dividends distributed and unpaid in December 2019 amounting to 774 million euros.
Moreover, 95 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (204 million euros in 2018).

•
On December 31, 2019 Telefónica, S.A. has capitalized 6,997 million Mexican pesos of the credits granted to Telefónica Móviles de México, S.A. de C.V. as well as the total amount of the uncollected interests (8,856 million Mexican pesos). The credit still unpaid after this capitalization amounts to 4,700 million Mexican pesos equivalent to 222 million euros. The concept is registered as long term receivable according to the collection expectancy.

As of December 31, 2018 the notional of these credits amounted to 11,697 million Mexican pesos equivalent to 520 million euros and the unpaid interest was 340 million euros. These two concepts were registered as long term receivables according to the collection expectancy.

•	In December 2019, Telfisa Global, B.V. distributed dividends totaling 178 million euros that remain unpaid as of the formulation date of these annual accounts.

•
The 2019 balance of Telefónica de España, S.A.U. consists of dividends distributed in December 2019 amounting to 1,214 million euros that are outstanding as of the preparation date of these financial statements.

The 550 million euros credit facility granted and drawn down in full in November 2014 has been cancelled and paid in accordance with its maturity in 2019.
Additionally, there is also a balance of 19 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (227 million euros in 2018).

•
On May 27, 2016, with the aim of enabling the necessary funds for restructuring the infrastructure business line of the Group, the Company granted its subsidiary, Telxius Telecom, S.A. with a credit of 280 million euros at a fix interest rate and maturity in 2022, a credit of 140 million euros at a fix interest rate and maturity in 2024, a credit of 140 million euros at a fix rate and maturity in 2026 and a credit of 140

Telefónica, S.A. 21

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

million euros and an interest rate referred to euribor maturing 2021. This last credit was cancelled prior to its maturity in 2018.

•
The balance totaling 210 million euros shown in 2019 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end (258 million euros in December 2018).

•	The amount due from Telefónica Latinoamérica Holding, S.L. is originated in full by tax group liquidations.
In the 2019 chart of movements, additions of current loans to group companies and associates comprise 247 million euros (589 million euros in 2018) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.
Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 589 million euros (686 million euros in 2018).
Total accrued interest receivable at December 31, 2019 included under “Current loans to group companies and associates” amount to 1 million euros (2 million euros in 2018).

8.6. Other financial assets with Group companies and associates
This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.
Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plans launched in 2018 and 2019 with a maturity date longer than 2020 are included as other non-current financial assets (see Note 19.3).

Telefónica, S.A. 22

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 9. Financial investments
9.1. The breakdown of “Financial investments” at December 31, 2019 and 2018 is as follows:
2019

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	314	949	2,196	3,459	314	3,145	—	—	412	412	412	3,871	3,871
Equity instruments	314	—	—	314	314	—	—	—	—	—	—	314	314
Derivatives (Note 16)	—	949	2,196	3,145	—	3,145	—	—	—	—	—	3,145	3,145
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	412	412	412	412	412
Current financial investments	—	194	1,024	1,218	—	1,218	—	1,149	6	1,155	1,158	2,373	2,376
Loans to third parties and other financial assets	—	—	—	—	—	—	—	1,149	6	1,155	1,158	1,155	1,158
Derivatives (Note 16)	—	194	1,024	1,218	—	1,218	—	—	—	—	—	1,218	1,218
Total financial investments	314	1,143	3,220	4,677	314	4,363	—	1,149	418	1,567	1,570	6,244	6,247

Telefónica, S.A. 23

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2018

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	298	826	1,595	2,719	298	2,421	—	—	696	696	696	3,415	3,415
Equity instruments	298	—	—	298	298	—	—	—	—	—	—	298	298
Derivatives (Note 16)	—	826	1,595	2,421	—	2,421	—	—	—	—	—	2,421	2,421
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	696	696	696	696	696
Current financial investments	—	322	520	842	—	842	—	972	7	979	980	1,821	1,822
Loans to third parties and other financial assets	—	—	—	—	—	—	—	972	7	979	980	979	980
Derivatives (Note 16)	—	322	520	842	—	842	—	—	—	—	—	842	842
Total financial investments	298	1,148	2,115	3,561	298	3,263	—	972	703	1,675	1,676	5,236	5,237
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

Telefónica, S.A. 24

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

9.2 Financial assets Held-for-trading and hedges
These two categories include the fair value of outstanding derivative financial instruments at December 31, 2019 and 2018 (see Note 16).

9.3 Available-for-sale financial assets
This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2019 and 2018 are as follows:

December 31, 2019
Millions of euros	Opening balance	Additions	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	205	—	—	15	220
Promotora de Informaciones, S.A. (PRISA)	93	15	—	(14)	94
Total	298	15	—	1	314

December 31, 2018
Millions of euros	Opening balance	Additions	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	313	—	—	(108)	205
Promotora de Informaciones, S.A. (PRISA)	27	49	—	17	93
Total	340	49	—	(91)	298
In accordance with the change introduced in 2017 by the article 21 of Income Tax Law 27/2014 with respect to the non-deductible nature of the net losses generated by the sale of some investments with certain characteristics, the Company is not accruing the tax impacts of the fair value adjustments in its available-for-sale investments.
Banco Bilbao Vizcaya Argentaria, S.A.
The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustment of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). These impacts are registered in the Equity of the Company (Note 11.2.).
At December 31, 2019 Telefónica, S.A.'s investment in BBVA represents 0.66% of that company's share capital.
Promotora de Informaciones, S.A. (Prisa)
On April 11, 2019 the company launches a capital increase and Telefónica acquires and subscribes 11.3 million of new shares and sells the rest of its rights in the market. The net amount of this transaction is shown as Additions in 2019 chart of movements.
On February 16, 2018 the company launched a capital increase. Telefónica subscribed and acquired 42.2 million new shares and the rest of the preferred subscription rights were sold. The net amount of the transaction is reflected as Additions in the 2018 chart of movements.
Neither in 2019 nor in 2018 write-downs have been registered for this investment.

9.4 Other financial assets and loans to third parties
The breakdown of investments included in this category at December 31, 2019 and 2018 is as follows:

Millions of euros	2019	2018
Other non-current financial assets:
Deposits related to investment properties	9	9
Collateral guarantees	403	687
Other current financial assets:
Loans to third parties	1,149	972
Other current financial assets	6	7
Total	1,567	1,675
Collaterals included in both years under the caption “Other non-current financial assets” are classified in accordance with the maturity of the underlying derivative instruments which they relate to.
In relation with these collateral contracts, there is an additional guarantee of 145,000 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 129 million euros (there were 120,000 bonds with a notional of 105 million euros in 2018).

Telefónica, S.A. 25

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

9.4.1 Loans to third parties
In 2019 Telefónica, S.A. has set up bank deposit contracts with a maturity period between 3 and 12 months totaling 1,149 million euros (972 million euros in 2018).
Outstanding interest revenues amount to 0.3 million euros in 2019 (0.2 million euros in 2018), are registered as other current financial assets.

Note 10. Trade and other receivables
The breakdown of “Trade and other receivables” at December 31, 2019 and 2018 is as follows:

Millions of euros	2019	2018
Trade receivables	68	13
Trade receivables from Group companies and associates	163	193
Other receivables	1	2
Employee benefits receivable	1	1
Tax receivables (Note 17)	103	179
Total	336	388
“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” in 2019 and 2018 include balances in foreign currency equivalent to 78 million and 86 million euros, respectively.
In 2019 and 2018 these amounts relate to receivables in US dollars and Venezuelan bolivars. The balance in Venezuelan bolivars arises after the change in 2017 of the brand fee contract, which is being invoiced in that currency since March 31, 2017.
These balances give rise to exchange rate losses in the income statement of 2 million euros in 2019 (4 million euros of exchange rate losses in 2018).

Telefónica, S.A. 26

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 11. Equity
11.1 Capital and reserves
a) Share capital
2019
At December 31, 2019 Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
On May 16, 2019 Telefónica, S.A.'s shares were delisted from London Stock Exchange and on July 12, 2019 were delisted from Argentinian Stock Exchanges.
2018
At December 31, 2018 Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system.
Authorizations by Shareholders’ Meeting
With respect to share capital-related authorizations, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum five years period from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. Pursuant to the aforementioned authorizations, as of December 31, 2019, the Board of Directors may increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.

In addition, at the June 9, 2017 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, promissory notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, tradable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The issuance of the aforementioned securities may be conducted at one or several times, at any time, within a maximum five-year period from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments in any legally admitted form (including yet not restricted to preferred shares), plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed the sum of 25,000 million euros or the equivalent in another currency at any time. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for the purpose of the aforementioned limit. Likewise, for the sake of the aforementioned limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance approved under this delegation shall be taken into account.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Telefónica, S.A. 27

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

At December 31, 2019 and 2018, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.49385%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
(*) Millions of euros

The movement in treasury shares of Telefónica, S.A. during the years 2019 and 2018 is as follows:

Number of shares
Treasury shares at 12/31/17	65,687,859
Employee share option plan (see Note 19.3)	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan (see Note 19.3)	(1,966,931)
Treasury shares at 12/31/19	77,562,635
Acquisitions
In 2019 acquisition of treasury shares amounting to 99 million euros have been registered (see Note 21). There were no acquisitions of treasury shares in 2018.
Share redemption and disposals
In 2019 and 2018 there have been no share redemption or disposals of treasury shares.
Employee share option plan
Treasury shares related to share plans redemptions in 2019 and 2018 amount to 20 and 2 million euros, respectively.
On September 30, 2018 the second phase of the "Performance and Investment Plan 2014-2019" ("PIP 2014-2019") as well as the second phase of the "Talent for the future Share Plan" (TFSP2) ended. No shares were delivered to Telefónica Group executives or managers (see Note 19).
Other instruments
The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 48 million of Telefónica shares in 2019 (21.7 million of Telefónica shares in 2018), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.
b) Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2019 and 2018, this reserve is fully constituted and amounts to 1,038 million euros.
c) Other reserves
“Other reserves” includes:

•
The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2019 and 2018, an amount of 5 and 6 million euros, respectively, corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Other reserves”. The balance of this reserve at December 31, 2019 and 2018 was 67 million euros and 72 million euros, respectively.

•
Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2019 and 2018 totals 731 million euros.

•
Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a non-distributable reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016 regarding the mandatory amortization of all intagible assets, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.

•	In addition to the restricted reserves explained above, "Other reserves" includes unrestricted reserves from gains obtained by the Company in prior years.

Telefónica, S.A. 28

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

d) Dividends
Dividend distribution in 2019
Approval was given at the General Shareholders Meeting of June 7, 2019 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
Dividend distribution in 2018
Approval was given at the General Shareholders Meeting of June 8, 2018 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
11.2 Unrealized gains (losses) reserve
The movements in the items composing “Unrealized gains (losses) reserve” in 2019 and 2018 are as follows:
2019

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(49)	1	—	—	—	(48)
Cash flow hedges	(499)	818	(204)	(521)	130	(276)
Total	(548)	819	(204)	(521)	130	(324)
2018

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	42	(91)	—	—	—	(49)
Cash flow hedges	(697)	991	(248)	(727)	182	(499)
Total	(655)	900	(248)	(727)	182	(548)

Since 2018, the Company includes the fair value hedges, whose impacts are generated and transferred to the profit and loss account in the same period, in the statement of recognized income and expense in equity, and transfers the amounts to the profit and loss account of the same period. The impacts are shown in the column "Valuation at market value" and with the opposite sign in the column "Amounts transferred to income statement" of the tables above.

Telefónica, S.A. 29

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 12. Financial liabilities
The breakdown of “Financial liabilities” at December 31, 2019 and 2018 is as follows:
2019

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	917	1,422	2,339	—	2,339	—	42,287	48,093	44,626	50,432
Payable to Group companies and associates	—	—	—	—	—	—	40,285	46,078	40,285	46,078
Bank borrowings	—	—	—	—	—	—	1,306	1,364	1,306	1,364
Derivatives (Note 16)	917	1,422	2,339	—	2,339	—	—	—	2,339	2,339
Other financial liabilities		—	—	—	—	—	696	651	696	651
Current financial liabilities	246	211	457	—	457	—	14,997	15,044	15,454	15,501
Payable to Group companies and associates	—	—	—	—	—	—	14,551	14,598	14,551	14,598
Bank borrowings	—	—	—	—	—	—	364	364	364	364
Bonds and other marketable debt securities	—	—	—	—	—	—	75	75	75	75
Derivatives (Note 16)	246	211	457	—	457	—	—	—	457	457
Other financial liabilities	—	—	—	—	—	—	7	7	7	7
Total financial liabilities	1,163	1,633	2,796	—	2,796	—	57,284	63,137	60,080	65,933

Telefónica, S.A. 30

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2018

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST
				MEASUREMENT HIERARCHY
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Trade and other payables at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	821	1,386	2,207	—	2,207	—	43,355	44,501	45,562	46,708
Payable to Group companies and associates	—	—	—	—	—	—	41,154	42,279	41,154	42,279
Loans with financial entities	—	—	—	—	—	—	2,033	2,059	2,033	2,059
Derivatives (Note 16)	821	1,386	2,207	—	2,207	—	—	—	2,207	2,207
Other financial liabilities	—	—	—	—	—	—	168	163	168	163
Current financial liabilities	77	131	208	—	208	—	17,853	17,958	18,061	18,166
Payable to Group companies and associates	—	—	—	—	—	—	15,578	15,683	15,578	15,683
Loans with financial entities	—	—	—	—	—	—	2,094	2,094	2,094	2,094
Bonds and other marketable debt securities	—	—	—	—	—	—	181	181	181	181
Derivatives (Note 16)	77	131	208	—	208	—	—	—	208	208
Total financial liabilities	898	1,517	2,415	—	2,415	—	61,208	62,459	63,623	64,874
Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market. Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A. 31

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 13. Bonds and other marketable debt securities
This caption, at December 31, 2019 and 2018, only includes a promissory notes programme registered with the CNMV, with the following features:

Millions of euros
Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 million; can be increased up to 2,000 million	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions
The balances and movements of the financial instruments included under this caption at December 31, 2019 and 2018 are as follows:

	2019	2018
Millions of euros	Other marketable debt securities (Promissory notes)	Other marketable debt securities (Promissory notes)
Opening balance	181	204
Additions	213	348
Disposals	(319)	(371)
Closing balance	75	181
Details of maturities:
Non-current	—	—
Current	75	181
The average interest rate during 2019 was -0.23% (-0.21% in 2018).

Telefónica, S.A. 32

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 14. Interest-bearing debt and derivatives
14.1 The balances at December 31, 2019 and 2018 are as follows:
December 31, 2019

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	364	1,306	1,670
Derivatives (Note 16)	457	2,339	2,796
Total	821	3,645	4,466

December 31, 2018

Millions of euros	Current	Non-current	Total
Loans with financial entities (Note 12)	2,094	2,033	4,127
Derivatives (Note 16)	208	2,207	2,415
Total	2,302	4,240	6,542
14.2 The nominal values of the main interest-bearing debts at December 31, 2019 and 2018 are as follows:

2019

Description	Value Date	Maturity Date	Currency	Limit 12/31/19 (million of local currency)	Balance (millions of euros)
Structured Financing (*)	05/03/11	07/30/21	USD	59	53
Structured Financing (*)	02/22/13	01/31/23	USD	316	282
Structured Financing (*)	08/01/13	10/31/23	USD	273	243
Structured Financing (*)	12/11/15	03/11/26	USD	503	448
Structured Financing (*)	12/11/15	03/11/26	EUR	341	341
Bilateral loan	07/11/19	08/14/26	EUR	—	200
Credit	05/23/13	03/01/22	GBP	100	117
(*) Facility with amortization schedule, showing in the column "Limit 12/31/19" the outstanding amount.

Telefónica, S.A. 33

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2018

Description	Value Date	Maturity Date	Currency	Limit 12/31/19 (million of local currency)	Balance (millions of euros)
Structured Financing (*)	05/03/11	07/30/21	USD	106	93
Structured Financing (*)	02/22/13	01/31/23	USD	434	379
Structured Financing (*)	08/01/13	10/31/23	USD	359	314
Bilateral Loan (1)	06/26/14	06/26/19	EUR	1,000	1,000
Structured Financing (*)	12/11/15	03/11/26	USD	591	516
Structured Financing (*)	12/11/15	03/11/26	EUR	401	401
Bilateral loan	02/23/16	02/23/21	EUR	100	100
Bilateral loan	10/24/16	03/19/19	EUR	150	150
Credit	12/27/02	12/27/20	EUR	380	271
Bilateral loan	12/28/17	10/22/20	EUR	100	100
Bilateral loan	11/24/17	01/30/26	EUR	100	100
Bilateral loan	12/20/17	07/22/19	EUR	385	385
Credit	05/23/13	03/01/20	GBP	100	112
(1) On July 17, 2018 the 500 million euros bilateral loan was cancelled prior to its maturity originally agreed in contract on June 26, 2019.
(*) Facilities with amortization schedule, showing in the column "Limit 12/31/18" the outstanding amount.
14.3 Maturities of balances at December 31, 2019 and 2018 are as follows:

December 31, 2019	Maturity
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Closing balance
Loans with financial entities	364	52	280	135	162	677	1,670
Derivatives (Note 16)	457	199	222	101	131	1,686	2,796
Total	821	251	502	236	293	2,363	4,466

December 31, 2018	Maturity
Millions of euros	2019	2020	2021	2022	2023	Subsequent years	Closing balance
Loans with financial entities	2,094	171	517	247	175	923	4,127
Derivatives (Note 16)	208	600	293	221	126	967	2,415
Total	2,302	771	810	468	301	1,890	6,542

Telefónica, S.A. 34

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

14.4 Interest-bearing debt arranged or repaid in 2019 mainly includes the following:

Description	Limit 12/31/19 (millions)	Currency	Outstanding balance 12/31/2019 (million euros)	Arrangement date	Maturity date	Drawdown 2019 (million euros)	Repayment 2019 (million euros)
Telefónica, S.A.
Bilateral Credit (1)	300	EUR	—	5/14/2019	5/14/2024	—	—
Bilateral Loan (2)	—	EUR	—	6/26/2014	4/1/2019	—	(1,000)
Bilateral Loan	—	EUR	—	10/24/2016	3/19/2019	—	(150)
Bilateral Loan	—	EUR	—	12/20/2017	7/22/2019	—	(385)
Bilateral Loan	—	EUR	200	7/11/2019	8/14/2026	200	—
Bilateral Loan (3)	—	EUR	—	12/28/2017	10/22/2019	—	(100)
Bilateral Loan (4)	—	EUR	—	11/24/2017	10/30/2019	—	(100)
Bilateral Loan	150	EUR	—	11/8/2019	3/31/2030	—	—
Bilateral Loan (5)	—	EUR	—	2/23/2016	12/23/2019	—	(100)
Bilateral Loan	200	EUR	—	12/4/2019	6/4/2027	—	—
(1) Maturity date of the contract in 2024 with two extension options for Telefónica, and a maximum maturity date in 2026.
(2) On February 18, 2019 and on April 1, 2019, Telefónica made early repayments of 500 million euros on each date of the 1,000 million euros bilateral loan signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.
(3) On October 22, 2019, Telefónica, S.A. made an early repayment of the 100 million euros bilateral loan originally scheduled to mature on October 22, 2020.
(4) On October 30, 2019, Telefónica, S.A. made an early repayment of the 100 million euros bilateral loan originally scheduled to mature on January 30, 2026.
(5) On December 23, 2019, Telefónica, S.A. made an early repayment of the 100 million euros bilateral loan originally scheduled to mature on February 23, 2021.
14.5 Average interest on loans and borrowings
The average interest rate in 2019 on loans and borrowings denominated in euros was 0.386% (0.435% in 2018) and 2.058% (2.236% in 2018) for foreign-currency loans and receivables.
14.6 Unused credit facilities
The balances of loans and borrowings only relate to drawn down amounts.
At December 31, 2019 and 2018, Telefónica had undrawn credit facilities amounting to 11,157 million euros and 9,908 million euros, respectively.
Financing arranged by Telefónica, S.A. at December 31, 2019 and 2018 is not subject to compliance with financial ratios (covenants).

Telefónica, S.A. 35

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 15. Payable to group companies and associates
15.1 The breakdown of payable to group companies and associates at the 2019 and 2018 year ends is as follows:

December 31, 2019

Millions of euros	Non-current	Current	Total
Loans	40,259	14,374	54,633
Trade payables to Group companies and associates	2	153	155
Derivatives (Note 16)	—	7	7
Tax Group payables to subsidiaries	24	17	41
Total	40,285	14,551	54,836
December 31, 2018

Millions of euros	Non-current	Current	Total
Loans	41,127	15,339	56,466
Trade payables to Group companies and associates	—	166	166
Derivatives (Note 16)	—	23	23
Tax Group payables to subsidiaries	27	50	77
Total	41,154	15,578	56,732
The maturity of these loans at the 2019 and 2018 year ends is as follows (figures in millions of euros):

December 31, 2019

Company	2020	2021	2022	2023	2024	2025 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	5,245	3,420	3,662	2,214	997	20,276	35,814
Telefónica Europe, B.V.	2,061	292	997	2,241	996	4,572	11,159
Telfisa Global, B.V.	7,068	—	—	—	—	—	7,068
Telefónica Participaciones, S.A.U.	—	592	—	—	—	—	592
Total	14,374	4,304	4,659	4,455	1,993	24,848	54,633
December 31, 2018

Company	2019	2020	2021	2022	2023	2024 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,029	4,673	3,421	3,621	2,181	17,114	35,039
Telefónica Europe, B.V.	2,562	782	291	996	2,239	5,224	12,094
Telfisa Global, B.V.	8,748	—	—	—	—	—	8,748
Telefónica Participaciones, S.A.U.	—	—	585	—	—	—	585
Total	15,339	5,455	4,297	4,617	4,420	22,338	56,466

Telefónica, S.A. 36

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2019 amounting 11,159 million euros (12,094 million euros in 2018). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with average interest rates in both 2019 and 2018 of 0.04%. The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,782 million euros (7,484 million euros in 2018), bonds and debentures amounting to 1,617 million euros (1,559 million euros in 2018) and commercial paper amounting to 1,390 million euros (1,666 million euros in 2018).
Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2019 was 35,814 million euros (35,039 million euros in 2018). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programmes of Telefónica Emisiones, S.A.U. The average interest rate in 2019 was 3.57% (3.36% in 2018). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2019 by tapping the European, American and Taiwanese capital markets, issuing bonds totaling 3,598 million euros (3,611 million euros in 2018).
The characteristics of the main bonds issued during 2019 are the following:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond	2/5/2019	2/5/2024	1,000	EUR	1,000	1.069%
SHELF bond	3/1/2019	3/1/2049	1,250	USD	1,113	5.520%
EMTN bond	3/12/2019	3/12/2029	1,000	EUR	1,000	1.788%
EMTN bond	7/1/2019	7/1/2039	500	EUR	500	1.957%
Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2019 and 2018 as a result of fair value interest rate and exchange rate hedges.
Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 7,068 million euros in 2019 (8,748 million euros in 2018).
Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2019 totals 592 million euros (585 million euros in 2018) and corresponds to a loan with a principal of 600 million euros at an annual interest rate of 0.25%, which funds are a result of the issuance of non-dilutive convertible bonds carried out by Telefónica Participaciones, S.A.U., guaranteed by Telefónica, S.A. on March 9, 2016. These bonds are benchmarked against the value of Telefónica, S.A.`s shares, with an aggregate nominal amount of 600 million euros, an issue price of 101.25% and 5-year maturity.

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 41 and 77 million euros at December 31, 2019 and 2018, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see Note 17). The current or non-current classification is based on the Company’s projection of maturities.
The most significant amounts correspond to Telefónica Latinoamérica Holding, S.L. for 21 million euros (same amount in 2018), Telefónica Digital España, S.L.U. for 11 million euros (31 million in 2018) and Telefónica Innovación Alpha, S.L. for 1.8 million euros (4 million euros in 2018).

Telefónica, S.A. 37

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 16. Derivative financial instruments and risk management policies
a) Derivative financial instruments
During 2019, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.
At December 31, 2019, the total outstanding balance of derivatives transactions was 103,395 million euros (115,410 million euros in 2018), of which 76,367 million euros related to interest rate risk and 27,028 million euros to foreign currency risk. In 2018, 89,341 million euros related to interest rate risk and 26,069 million euros to foreign currency risk.
This figure is inflated by the use, in some cases, of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). The high volume is also due to the fact that when a derivative transaction is cancelled, the Company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

It should be noted that at December 31, 2019, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 2.113 million euros (1,684 million euros in 2018). At year-end 2019 and 2018, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.
The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2019, their notional amounts at year end and the expected maturity schedule is as follows:

Telefónica, S.A. 38

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2019
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	53,021
Fixed to fixed	175	175	EUR	175	EUR
Fixed to floating	26,007	26,007	EUR	26,007	EUR
Floating to fixed	26,839	26,839	EUR	26,839	EUR
Foreign currency interest rate swaps	22,465
Fixed to floating
CHFCHF	346	375	CHF	375	CHF
GBPGBP	2,796	2,380	GBP	2,380	GBP
USDUSD	18,458	20,728	USD	20,728	USD
Floating to fixed
GBPGBP	446	380	GBP	380	GBP
USDUSD	419	470	USD	470	USD
Exchange rate swaps	17,558
Fixed to fixed
EURBRL	259	259	EUR	1,171	BRL
EURUSD	865	865	EUR	972	USD
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	308	375	CHF	308	EUR
GBPEUR	1,928	1,600	GBP	1,928	EUR
USDEUR	14,103	16,478	USD	14,103	EUR
Forwards	9,470
BRLEUR	63	286	BRL	63	EUR
CLPEUR	2	1,300	CLP	2	EUR
CZKEUR	66	1,708	CZK	66	EUR
EURBRL	1,740	1,740	EUR	7,877	BRL
EURCLP	349	349	EUR	293,533	CLP
EURGBP	4,177	4,177	EUR	3,555	GBP
EURMXN	25	25	EUR	528	MXN
EURUSD	2,020	2,020	EUR	2,268	USD
GBPEUR	82	70	GBP	82	EUR
GBPUSD	3	3	GBP	4	USD
USDBRL	21	23	USD	97	BRL
USDCLP	3	4	USD	2,936	CLP
USDCOP	1	2	USD	5,354	COP
USDEUR	898	1,003	USD	898	EUR
USDGBP	17	18	USD	14	GBP
USDPEN	3	3	USD	10	PEN
CLPUSD	—	233	CLP	—	USD
Subtotal	102,514

Telefónica, S.A. 39

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	881
Caps&Floors	881
GBP	881	750	GBP
Total	103,395
The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes	1,358	1,358	—	—	—
Pension Plans	2,870	390	810	650	1,020
Loans	13,509	4,794	4,628	2,332	1,755
in national currency	8,335	3,275	1,560	1,950	1,550
in foreign currencies	5,174	1,519	3,068	382	205
Debentures and bonds MtM	65,515	12,842	14,150	4,826	33,697
in national currency	15,917	5,400	2,917	3,600	4,000
in foreign currencies	49,598	7,442	11,233	1,226	29,697
Other underlying*	20,143	11,663	3,440	2,968	2,072
CCS	259	195	64	—	—
Forward	9,470	9,470	—	—	—
IRS	10,414	1,998	3,376	2,968	2,072
Total	103,395	31,047	23,028	10,776	38,544
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

Telefónica, S.A. 40

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2018, their notional amounts at year end and the expected maturity schedule is as follows:

2018
Millions of euros		Telefónica receives		Telefónica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	65,786
Fixed to fixed	200	200	EUR	200	EUR
Fixed to floating	32,933	32,933	EUR	32,933	EUR
Floating to fixed	32,653	32,653	EUR	32,653	EUR
Foreign currency interest rate swaps	22,467
Fixed to floating
CHFCHF	333	375	CHF	375	CHF
GBPGBP	2,688	2,405	GBP	2,405	GBP
USDUSD	18,340	21,006	USD	21,006	USD
Floating to fixed
GBPGBP	425	380	GBP	380	GBP
USDUSD	410	470	USD	470	USD
Floating to floating
USDUSD	271	310	USD	310	USD
Exchange rate swaps	16,464
Fixed to fixed
EURBRL	123	123	EUR	546	BRL
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to fixed
USDEUR	162	200	USD	162	EUR
Floating to floating
CHFEUR	308	375	CHF	308	EUR
GBPEUR	2,048	1,600	GBP	2,048	EUR
USDEUR	13,728	16,230	USD	13,728	EUR
Forwards	9,605
BRLEUR	100	444	BRL	100	EUR
CLPEUR	1	640	CLP	1	EUR
CZKEUR	66	1,708	CZK	66	EUR
EURBRL	2,160	2,160	EUR	9,584	BRL
EURCLP	339	339	EUR	269,670	CLP
EURGBP	4,061	4,061	EUR	3,634	GBP
EURMXN	1	1	EUR	29	MXN
EURUSD	1,575	1,575	EUR	1,804	USD
GBPEUR	280	252	GBP	280	EUR
GBPUSD	2	2	GBP	3	USD
USDBRL	19	22	USD	83	BRL
USDCLP	5	6	USD	4,060	CLP
USDCOP	2	2	USD	7,193	COP
USDEUR	965	1,110	USD	965	EUR
USDGBP	22	26	USD	20	GBP

Telefónica, S.A. 41

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

USDPEN	3	3	USD	10	PEN
CLPUSD	1	1,071	CLP	2	USD
BRLUSD	3	13	BRL	3	USD
PENUSD	—	1	PEN	—	USD
COPUSD	—	1,675	COP	1	USD
Swaption	250
Fixed to floating
EUREUR	205	205	EUR	205	EUR
Floating to fixed
EUREUR	45	45	EUR	45	EUR
Subtotal	114,572

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	838
Caps&Floors	838
GBP	838	750	GBP
Total	115,410
The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Promissory notes and Commercial Paper	1,700	—	1,700	—	—
Pension plans	4,347	630	955	970	1,792
Loans	15,492	2,478	6,135	4,168	2,711
in national currency	10,260	1,425	4,560	1,925	2,350
in foreign currencies	5,232	1,053	1,575	2,243	361
Debentures and bonds MtM	63,550	2,989	25,687	4,921	29,953
in national currency	15,967	550	8,650	2,767	4,000
in foreign currencies	47,583	2,439	17,037	2,154	25,953
Other underlying*	30,321	20,622	3,594	3,753	2,352
CCS	373	123	250	—	—
Forward	9,605	9,605	—	—	—
IRS	20,343	10,894	3,344	3,753	2,352
Total	115,410	26,719	38,071	13,812	36,808
(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.
The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

Telefónica, S.A. 42

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

b) Risk management policy
Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting Telefónica are as follows:
Exchange rate risk
Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt and (iii) due to those accounts payable or receivable referred to the entity that has registered the transaction.
Interest rate risk
Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.
Share price risk
Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from derivatives on treasury shares.
Other risks
Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by changes in the credit spreads (over benchmark rates) demanded by lenders.
Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.
Risk management
Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.
Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt internally calculated. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of the Group’s cash and cash equivalents balances including derivative positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt).
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency against euro, are offset (to some extent) by savings from the reduction in the value of debt denominated in such currencies converted to euros and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt over operating income before depreciation and amortization (OIBDA) ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of a business in currencies other than euro, additional hedges can be made based on the estimate prices of the transactions or on estimated cash flows and OIBDA.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.
At December 31, 2019, net financial debt in pounds sterling was equivalent to 3,938 million euros (3,566 million euros at December 31, 2018), aligned with the objective of meeting the policy of maintaining debt in pounds sterling around 2 times the OIBDA/Net Financial Debt ratio.
Telefónica also manages its exchange rate risk, seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); (ii) financing through intra-group loans, where the accounting treatment of

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others: bond issuances in currencies other than the euro, which is Telefónica, S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

Interest rate risk
Telefónica´s financial expenses are exposed to changes in interest rates. In 2019 Euribor, the dollar Libor and the pound sterling Libor were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.
Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

	Impact on Consolidated P/L	Impact on Telefónica, S.A. P/L	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(87)	(51)	(642)	(642)
-100bp	85	46	642	642
To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2019 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.
To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2019 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.
In both cases, only transactions with external counterparties have been considered.
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, derivatives associated with such investments, convertible or exchangeable instruments issued by Telefónica Group, share-based payments plans, treasury shares and equity derivatives over treasury shares.
According to the share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by Telefónica or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future implies a risk since there could be an obligation to hand over the maximum number of shares granted at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price at the vesting date is above the price at the start of the cycle. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a new long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group. The characteristics of the plan are described in Note 19. Additionally, the Shareholder’s Meeting approved a share plan for the incentivised purchase of shares for employees of the Telefónica Group, which has been implemented in July 2019.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2019 might be used to cover the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.’s share quotation.
Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies so that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
CVA or net Credit Valuation Adjustment (CVA+DVA) by is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA = (Expected Exposure) x (Probability of Default) x (Loss Given Default), in case of default or loss given default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSAs under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a certain level of net financial debt (excluding items of a non-recurring or exceptional nature) that allows a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Derivatives Policy
Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.
Hedge accounting
Hedges can be of three types:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instruments used are options and only the intrinsic value of the option is recognized as an effective hedge. The changes in the temporal value of the option are registered in the profit and loss account.

•
Net investment hedges in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. However, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It might also ocurr that the local debt market is not deep enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances, derivatives, either forwards or cross-currency swaps, are mainly used to hedge the net investment.

Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, Telefónica analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedging instrument would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.
The possible sources of ineffectiveness that might arise when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

•	The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

•	The hedging instrument starts with initial value and a financing effect is produced.

•	When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.
The main guiding principles for risk management are laid down by Telefónica’s finance department and implemented by the subsidiaries' chief financial officers (who are responsible for balancing the interests of the companies in a standalone basis and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.
In 2019 the Company recognized a loss of 17.1 million euros for the ineffective part of cash flow hedges (a loss of 28.4 million euros in 2018).
The fair value of Telefónica, S.A. ´s derivatives with third parties amounted to a positive MtM (accounts receivable) of 1,567 million euros in 2019 (848 million euros in 2018).
The fair value of Telefónica, S.A.´s intragroup derivatives amounted to a positive MtM (accounts receivable) of 54 million euros in 2019 (negative MtM of 14 million euros in 2018).
The breakdown of the Company’s derivatives with third party counterparties at December 31, 2019 and 2018 by type of hedge, their fair value at year end and the expected maturity schedule of the notional amounts is as follows:

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2019

Millions of euros		Notional amount maturities (*)
Derivatives	Fair value (**)	2020	2021	2022	Subsequent years	Total
Interest rate hedges	(590)	659	—	(520)	(501)	(362)
Cash flow hedges	54	481	—	67	877	1,425
Fair value hedges	(644)	178	—	(587)	(1,378)	(1,787)
Exchange rate hedges	(188)	(574)	1,102	125	5,856	6,509
Cash flow hedges	(262)	2,219	1,102	125	5,856	9,302
Fair value hedges	74	(2,793)	—	—	—	(2,793)
Interest and exchange rate hedges	(809)	800	2,002	189	1,554	4,545
Cash flow hedges	(809)	800	2,002	189	1,554	4,545
Other derivatives	20	(7,263)	(1,363)	(213)	(1,635)	(10,474)
Interest rate	(68)	(1,939)	(823)	(774)	(1,812)	(5,348)
Exchange rate	75	(5,511)	(64)	561	177	(4,837)
Other	13	187	(476)	—	—	(289)
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

2018

Millions of euros		Notional amount maturities (*)
Derivatives	Fair value (**)	2019	2020	2021	Subsequent years	Total
Interest rate hedges	(174)	(786)	1,698	—	(431)	481
Cash flow hedges	180	(650)	1,523	—	944	1,817
Fair value hedges	(354)	(136)	175	—	(1,375)	(1,336)
Exchange rate hedges	44	262	2,219	1,102	5,980	9,563
Cash flow hedges	44	262	2,219	1,102	5,980	9,563
Interest and exchange rate hedges	(467)	962	800	2,002	1,743	5,507
Cash flow hedges	(467)	962	800	2,002	1,743	5,507
Other derivatives	(251)	(9,904)	(321)	(1,481)	(2,551)	(14,257)
Interest rate	(132)	(3,571)	(321)	(881)	(2,551)	(7,324)
Exchange rate	(123)	(6,333)	—	—	—	(6,333)
Other	4	—	—	(600)	—	(600)
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Note 17. Income tax
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2019 and 2018 comprised 42 and 44 companies, respectively.
Consolidated tax group is valid during an indefinite period as long as the law requirements are fulfilled, or the Company decides to expressly resign to it.
Tax balances as of December 31, 2019 and 2018 are as follows:

Millions of euros	2019	2018
Tax receivables:	2,164	3,157
Deferred tax assets:	2,061	2,978
Deferred income tax (income)	194	277
Long-term tax credits for loss carryforwards	980	1,831
Unused tax deductions	887	870
Current tax receivables (Note 10):	103	179
Withholdings	20	20
Corporate income tax payable	76	154
VAT and Canary Islands general indirect tax refundable	7	5
Tax payable:	326	470
Deferred tax liabilities:	143	291
Current payables to public administrations (Note 18):	183	179
Personnel income tax withholdings	8	5
Withholding on investment income, VAT and other	173	173
Social security	2	1

Telefónica, S.A. has tax credits for loss carryforwards, unused by Tax Group in Spain at December 31, 2019 amounting to 4,987 million euros (gross):

31/12/2019	Total carry-forwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	4,736	219	4,517	3,922
Prior to Tax Group loss carryforwards (*)	251	—	251	—
(*) Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2019 therefore amounts to 980 million euros (1,831 million euros in 2018).
During 2019, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 59 million euros (20 million euros in 2018).
17.1 Movement in deferred tax assets and liabilities
The balances and movements in deferred tax assets and liabilities for Telefónica, S.A. at December 31, 2019 and 2018 are as follows:

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

2019

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,831	277	870	2,978	291
Arising in the year	—	19	9	28	—
Reversal	(16)	(85)	—	(101)	(9)
Transfers to the tax group’s net position	(835)	(17)	8	(844)	(139)
Closing balance	980	194	887	2,061	143
2018

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,060	406	1,391	2,857	427
Arising in the year	780	4	10	794	2
Reversal	—	(93)	(472)	(565)	—
Transfers to the tax group’s net position	(9)	(40)	(59)	(108)	(138)
Closing balance	1,831	277	870	2,978	291
In 2019 tax credits from loss carryforwards have been reversed by 16 million euros. However, new deductions have been raised amounting to 9 million euros.
In 2018, the schedule of deferred tax assets and liabilities consumption has been built in accordance with the resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico Administrativo Central), notified on January 22, 2019, partially upholding the claims of the Company regarding the usage of tax credits, mainly tax loss carryforwards, during the years 2008, 2009 and 2010. As a consequence of this assumption, tax loss carryforwards amounting to 780 million euros have been activated and tax deductions of 472 million euros have been reversed.
The effect of deferred taxes in equity in 2019 is a net disposal of 20 million euros (66 million euros of disposals in 2018).

A partial resolution upholding the claims of Telefónica, S.A. by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 has resulted in a collection of 702 million euros, which as been shown as "Transfers" in the caption "Tax Credits". Moreover, compensating interests of 201 million euros related to this resolution have been collected (see Notes 17.3 and 21).
On the other hand, and in compliance with the sixteenth transitional provision of this RDL 3/2016, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, 136 million euros of recorded deferred tax liabilities have been transferred, in order to recognize a higher tax payable to the Spanish tax authorities (138 million euros in 2018).

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable
The calculation of the income tax expense and income tax payable for 2019 and 2018 is as follows.

Millions of euros	2019	2018
Accounting profit before tax	5,122	2,264
Permanent differences	(7,285)	(4,489)
Temporary differences:	594	464
Arising in the year	74	15
Arising in prior years	520	449
Tax result	(1,569)	(1,761)
Gross tax payable	(392)	(440)
Corporate income tax refundable	(392)	(440)
Activation/Reversion of loss carryforwards and/or deductions	8	(319)
Temporary differences for tax valuation	(149)	(116)
Other effects	(117)	71
Corporate income tax accrued in Spain	(650)	(804)
Foreign taxes	32	54
Income tax	(618)	(750)
Current income tax	(360)	(386)
Deferred income tax	(257)	(364)
The permanent differences mainly correspond to the write-off reversal of the investments in Group companies, to the non-tributable dividends received, to the non-tributable capital gains on the sale of Daytona and Antares (see Note 8) and to the financial goodwill.
The heading "Activation/reversion of loss carryforwards and/or deductions" mainly includes the activation of deductions by 9 million euros (reversion of deductions amounting to 472 million euros in 2018) and the reversal of loss carryforwards by 16 million euros (activation of loss carryforwards by 780 million euros in 2018), as mentioned in caption 17.1.
The caption “Other effects” mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill taken in the year offset by the 201 million euros of compensating interests (see section 17.3).

17.3 Tax inspections and tax-related lawsuits
In July 2019, new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited are as follows: corporate income tax for the years 2014 to 2017 and value added tax, withholdings and personal income tax returns on real estate and non-resident income tax returns for the second half of 2015 and from 2016 to 2018. Given that the inspection process is still ongoing and that there are pending tax years to be inspected, it has been determined that there is no need to recognize additional liabilities in the annual accounts of Telefónica, S.A.
In relation to the corporate tax inspection for the years 2008 to 2011, on January, 22, 2019, Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 corporate income tax audit.
On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution. Said Execution Notice ordered a 702 million euros refund to Telefónica pertaining to overpayments made by it in those tax years, which was paid to Telefónica in a that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica´s interests on June 13, 2019, resulting in a new refund, 201 million euros of which related to compensating interests which have been registered as income tax in 2019 profit and loss account. Telefónica received this payment in July.
In relation to the corporate tax inspection for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015 respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.
At the end of 2019, it was determined that there was no need to record additional liabilities as a result of any of the foregoing.
Tax deducibility of financial goodwill
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 0.04 not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecom (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2019, was 1,552 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged in the first decision the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007, and before May 21, 2011 for investments in other countries in the second decision, in its third decision dated October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
Furthermore, there are also doubts in the Spanish Courts about the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transmission.

As of the date of these financial statements, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC to the Court of Justice of the European Union and sent again to the General Court in December, 2016, which ruled on November 15, 2018, confirming the applicability of legitimate expectations principle, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending in judgment at first instance.
Notwithstanding the above, the Tax and Customs Control Unit of the Spanish Tax Authority (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, has recovered in March 2019 the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and in November of the same year it has initiated the recovery procedure for the years 2016 to 2018. The effective recovery of the aid is provisional, pending the final results of the appeals brought against the three decisions. The result of the settlement, once offset by outstanding tax credits (tax losses carryforward and deductions) has resulted in a payment of 1.4 million euros.
Without prejudice to the view that the company understands that the legitimate expectations principle in relation to this tax incentive applies, in relation to tax-amortized goodwill by the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has decided to continue accruing the amount of the goodwill amortized for tax purposes, totaling 352 million euros as of 31 December 2019 (283 million euros as of 31 December 2018).

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Note 18. Trade, other payables and provisions

A)	Trade and other payables
The breakdown of “Trade and other payables” is as follows:

Millions of euros	2019	2018
Suppliers	68	83
Accounts payable to personnel	40	37
Other payables	16	63
Other payables to public administrations (Note 17)	183	179
Total	307	362
Other payables
In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euros donation to Fundación Telefónica, in 2019 cash payments have been made in an amount of 47.5 million euros and in-kind contributions amounting to 0.2 million euros. The outstanding amount of this item as of December 31, 2019 totals 1 million euros.
Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of July, 5)
In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2019	2018
	Number of days	Number of days
Weighted average maturity period	38	39
Ratio of payments	38	39
Ratio of outstanding invoices	32	39
	Millions of euros	Millions of euros
Total Payments	253	303
Outstanding invoices	23	29
Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2019 included payment periods with a maximum of 60 days.
For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2019 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.
B) Provisions
In 2019 and 2018 the concepts and amounts under the provisions caption are the following:
2019

Millions of euros	Non-current	Current	Total
Tax Provisions	366	—	366
Termination plans (Note 19)	112	12	124
Other provisions	175	3	178
Total	653	15	668
2018

Millions of euros	Non-current	Current	Total
Tax Provisions	298	—	298
Termination plans (Note 19)	82	18	100
Other provisions	114	75	189
Total	494	93	587
Movements in the provisions during 2019 and 2018 are disclosed below:

Millions of euros	2019	2018
Opening balance:	587	582
Additions	127	68
Amortization and reversals	(45)	(59)
Fair value adjustments and others	(1)	(4)
Closing balance:	668	587
Maturity:
Non-current	653	494
Current	15	93
In 2019 and 2018 the caption “Additions” includes 68 million euros of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see Note 17).
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company, on the one hand, extended the plan termination

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

till 2018 and on the other hand, set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company.
In 2019, Telefónica, S.A. has launched a new voluntary termination plan for the employees who meet certain requirement regarding the age of the employee and the seniority in the Company. The programme is expected to be implemented during the first months of 2020. On the other hand, as a result of the change in the Group Structure announced on November 2019, several employees have left the Company by year end. Moreover, the new voluntary programmes launched in 2019 by Telefónica de España, S.A.U. and Telefónica Móviles España, S.A.U. have resulted in liabilities related to employees of these subsidiaries who have also been working In Telefónica, S.A., and part of their indemnities has to be assumed by Telefónica, S.A. The total impact is an expense of 55 million euros.
In 2019 amortization of 28 million euros related to the 2015 programme have been registered.
In 2018, the caption “Amortization and reversals” included a provision reversal of the termination plan amounting to 18 million euros and amortizations of the same provision amounting to 41 million euros.

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Note 19. Revenue and expenses
19.1 Revenue
a) Rendering of services
Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2019 and 2018, “Rendering of services to Group companies and associates” included 393 and 440 million euros, respectively, for this item.
Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica UK, Ltd., Telefónica Latinoamérica Holding, S.L., Telxius Telecom, S.A.U. and since 2018, Telefónica Germany, GmbH. Revenues received for this concept in 2019 and 2018 amounted to 34 and 30 million euros, respectively, recognized under “Rendering of services to Group companies and associates”.
Revenues also include property rental income amounting to 43 million euros in both years, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).
b) Dividends from Group companies and associates
The detail of the main amounts recognized in 2019 and 2018 is as follows:

Millions of euros	2019	2018
Telfisa Global, B.V.	178	700
Telefónica de España, S.A.U.	1,214	1,574
Telefónica O2 Holdings Limited	647	609
Telefónica Móviles España, S.A.U.	774	552
Telefônica Brasil, S.A.	410	447
Sao Paulo Telecomunicaçoes, Ltda	156	77
Telefónica Móviles Argentina, S.A.	93	31
Telefónica Centroamérica Inversiones, S.L.	153	42
Telefónica Luxembourg Holding S.à.r.L	—	165
Telxius Telecom, S.A.	—	32
Telfin Ireland, Ltd.	555	—
Other companies	62	30
Total	4,242	4,259

c) Interest income on loans to Group companies and associates
This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see Note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2019	2018
Telefónica Móviles México, S.A. de C.V.	57	49
Telefónica Móviles España, S.A.U.	—	6
Telefónica Latinoamérica Holding, S.L.	—	32
Telxius Telecom, S.A.U.	8	8
Other companies	8	29
Total	73	124
19.2 Non-core and other current operating revenues
“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.
19.3 Personnel expenses and employee benefits
The breakdown of “Personnel expenses” is as follows:

Millions of euros	2019	2018
Wages, salaries and other personnel expenses	209	118
Pension plans	11	3
Social security costs	25	22
Total	245	143
In 2019, “Wages, salaries and other personnel expenses” includes compensation accruals amounting to 55 million euros. In 2018 a reversal of compensation accruals amounting to 18 million euros was registered (See Note18).
Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica's subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.
At December 31, 2019, 2,205 participants have signed up for the plan (2,152 participants in 2018). This figure includes both active employees, employees under termination plans and former employees who voluntarily decided to maintain the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 5 million euros in 2019 (4 million euros in 2018).
In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.
Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 7 and 8 million euros in both 2019 and 2018, respectively. In 2018 some executives under this Pension Plan for Senior Executives left the Company, and accordingly their accumulated contributions were retrieved by Telefónica, S.A. and registered as a decrease in the expense totaling 9 million euros. There are no cash collections registered in 2019 for this concept.
No provision was made for this plan as it has been fully externalized.
The main share-based payment plans in place in the 2018-2019 period are as follows:
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

For the first and second cycles of the plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
For the remaining cycle, the Board of Directors of Telefónica, S.A. may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 8,466,996 shares and the outstanding shares at December 31, 2019 7,756,796, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	4,233,498	3,878,398	4.52
FCF Objective	4,233,498	3,878,398	6.46
From this total, the shares assigned to Telefónica, S.A.'s employees are 2,942,891. The outstanding shares as of December 31, 2019 are 2,942,796.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares and the outstanding shares at December 31, 2019 9,034,668, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	4,735,744.5	4,517,334	4.44
FCF Objective	4,735,744.5	4,517,334	6.14
Out of this total, the shares assigned to Telefónica, S.A.'s employees are 3,448,724. The outstanding shares as of December 31, 2019 are 3,336,633.
Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”
The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new installment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

The term of the plan was a total of P5Y years divided into 3 cycles. The initial and the second share allocations took place on October 1, 2014, and October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this cycle of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this cycle was 6,775,445 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan; therefore, managers did not receive any shares.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, for the first and second cycles of the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 787,500 shares and there were 759,500, outstanding shares at December 31, 2019, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	393,750	379,750	4.52
FCF Objective	393,750	379,750	6.46
From this total, the shares assigned to Telefónica, S.A.'s employees are 92,500. This same number of shares are outstanding at year end.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 812,000 shares and there were 803,250 outstanding shares at December 31, 2019, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	406,000	401,625	4.44
FCF Objective	406,000	401,625	6.14
From this total, the shares assigned to Telefónica, S.A.'s employees are 110,250. The outsanding shares as of December 31, 2019 are 107,000.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2014-2019” (TFSP)
At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.
The plan consisted of the delivery of a certain number of shares of Telefónica, S.A. to participants selected by the Company who had opted to take part in the scheme and had met the requirements and conditions stipulated to this end.
The term of the plan was five years and it was divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, the Company's Board of Directors agreed not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this phase of the plan was 618,000 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan.
Telefónica, S.A. global share plans "Global Employee Share Plans"
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros. The employees that remain part of the Telefónica Group and hold on to the shares for one year following the acquisition period (the vesting period), will be entitled to receive two free shares for each share they purchased and retained throughout the vesting period. In any event, the maximum number of additional shares to be delivered under this plan may not exceed: i) the result of

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

dividing the amount assigned to the Plan, which is a maximum of 30, by the price at which the acquired shares were purchased pursuant to each of the investment agreements; ii) nor 0.1% of the Company’s capital stock on the date of approval of the plan by the General Shareholders’ Meeting.

The purchase period commenced in August 2019. As of December 31, 2019, 17,265 employees had registered for the plan.

19.4 Average number of employees in 2019 and 2018 and number of employees at year-end
2019

	Employees at 12/31/19			Average no. of employees in 2019
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	60	131	191	59	132	191
Managers	157	169	326	155	171	326
Project Managers	169	136	305	168	135	303
University graduates and experts	179	139	318	174	135	309
Administration, clerks, advisors	98	7	105	104	6	110
Total	663	583	1,246	660	580	1,240
2018

	Employees at 12/31/18			Average no. of employees in 2018
Professional category	Females	Males	Total	Females	Males	Total
Chairman and General Managers	—	1	1	—	1	1
Directors	58	130	188	56	132	188
Managers	152	174	326	145	158	303
Project Managers	168	126	294	167	117	284
University graduates and experts	161	114	275	155	104	259
Administration, clerks, advisors	105	8	113	104	5	109
Total	644	553	1,197	627	517	1,144
According to the new requirement of the Spanish Companies Law established in article 260, the average number of employees with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	Average number of employees
Project Managers	1
University graduates and experts	2
Administration, clerks, advisors	1
Total	4

19.5 External services
The items composing “External services” are as follows:

Millions of euros	2019	2018
Rent	11	12
Independent professional services	123	136
Donations (Note 18)	3	1
Marketing and advertising	101	110
Other expenses	59	41
Total	297	300
On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The lease period is 15 years (until 2023), renewable for another five.
On May 30, 2019, Telefónica, S.A. has signed a 10-year contract to rent Diagonal 00 building, owned by the Company until that moment, due in 2029 (Note 7), renewable for another 6 years.

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Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2019 and 2018 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2019	56	10	18	12	16
Future minimum rentals 2018	28	6	6	11	5
19.6 Finance revenue
The items composing “Finance revenue” are as follows:

Millions of euros	2019	2018
Dividends from other companies	11	12
Other third parties financial revenues and gains on derivative instruments	467	347
Total	478	359
“Other third parties finance revenues and gains on derivative instruments” include the effect of the financial hedges arranged to unwind positions for 2019 and 2018, which have the same amount under ¨Finance costs payable to third parties by financial hedges¨ and therefore do not have a net impact in the income statement.
19.7 Finance costs
The breakdown of “Finance costs” is as follows:

Millions of euros	2019	2018
Interest on borrowings from Group companies and associates	1,785	1,910
Finance costs payable to third parties and losses on interest rates of financial hedges	424	320
Total	2,209	2,230
The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2019	2018
Telefónica Europe, B.V.	492	648
Telefónica Emisiones, S.A.U.	1,278	1,223
Other companies	15	39
Total	1,785	1,910
Other companies includes financial costs with Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as “Finance costs payable to third parties and losses on interest rate of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16. As it has been explained in the Note 19.6, some of these derivative instruments do not have a net impact in the income statement because they are part of the hedges to unwind positions, so they have a similar impact under ¨Other financial revenues¨.
19.8 Exchange differences
The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2019	2018
On current operations	39	20
On loans and borrowings	108	92
On derivatives	950	710
On other items	10	50
Total	1,107	872
The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2019	2018
On current operations	59	21
On loans and borrowings	117	116
On derivatives	872	604
On other items	16	82
Total	1,064	823
The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2019 Euro exchange rate has depreciated against US dollar (1.99%) and Pound Sterling (5.12%) and has appreciated against Brazilian real (1.95%).
In 2018 Euro exchange rate was depreciated against US dollar (4.72%) and was appreciated against Pound Sterling (0.81%) and Brazilian real (10.6%).
These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

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Note 20. Other information
a) Financial guarantees
At December 31, 2019, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 45,668 million euros (46,218 million euros at December 31, 2018). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2019	2018
Debentures and bonds and equity instruments	43,555	43,833
Loans and other payables	723	719
Other marketable debt securities	1,390	1,666
Total	45,668	46,218
The debentures, bonds and equity instruments in circulation at December 31, 2019 issued by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V., Telefónica Finanzas México, S.A. de C.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 43,555 million euros at December 31, 2019 (43,833 million euros at December 31, 2018). During 2019, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 3,598 million euros (3,611 million euros in 2018) and 3,613 million euros matured during 2019 (3,713 million euros during 2018).
The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2019 are: the cash-settled equity link bonds non-dilutive issued by Telefónica Participaciones, S.A.U., whose outstanding amount at December 31, 2019 and 2018 was 600 million euros in both years.
“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this programme at December 31, 2019 was 1,390 million euros (1,666 million euros at December 31, 2018).
Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2019 and 2018, these guarantees amounted to approximately 41 million euros in both years.
b) Litigation
Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which Telefónica is present. Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2019 (see Note 17 for details of tax-related cases):
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the European Commission to reassess the amount of the fine imposed. The General Court considers that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.

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On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were minority shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award;

Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.
c) Other contingencies
Telefónica is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
d) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, on November 8, 2016, on May 11, 2018 and on November 28, 2019. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country,

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pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.
On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars, approximately 503 million euros at the exchange rate as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of these financial statements, such conditions have not been met.
Agreement for the acquisition of a 50% stake in Prosegur’s alarm business in Spain
On September 17, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies.
The transaction represents a valuation of 50% of Prosegur’s alarm business in Spain of 300 million euros, subject to certain adjustments based on debt, working capital and existing customers at the time of the closing of the transaction. The transaction is subject to the approval by the appropriate authorities. Telefónica has the option to pay the price, in whole or in part, in treasury shares.
e) Directors’ and Senior executives’ compensations and other benefits
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2019, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,874,401 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive

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Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2019 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2020 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous four years (i.e. 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2020 financial year is equal to the one received in the year 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2019. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

f) Related-party transactions
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 5.18%, 5.70% and 5.01%, respectively.
During 2019 and 2018 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2019	BBVA	la Caixa
Financial expenses	8	3
Receipt of services	1	2
Total expenses	9	5
Financial revenues	1	—
Dividends received (1)	11	—
Total revenues	12	—
Financing transactions	608	675
Guarantees granted	—	8
Time deposits	221	—
Dividends distributed	121	108
(1) As of December 31, 2019 Telefónica holds 0.66% investment in BBVA (See Note 9.3.).

Millions of euros
2018	BBVA	la Caixa
Financial expenses	11	7
Receipt of services	2	1
Total expenses	13	8
Financial revenues	—	—
Dividends received (1)	11	—
Total revenues	11	—
Financing transactions	595	891
Guarantees granted	—	8
Time deposits	262	271
Dividends distributed	124	105
(1) As of December 31, 2018 Telefónica held 0.66% investment in BBVA.
In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2019 amounted to 14,029 and 557 million euros, respectively (17,041 million euros held with BBVA and 543 million euros with la Caixa in 2018). The fair value of these derivatives in the balance sheet is 454 and -2 million euros, respectively, in 2019 (353 and -10 million euros, respectively, in 2018). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2019 there are collateral

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guarantees (liabilities) of certain derivatives held with BBVA and La Caixa amounting to 276 and 19 million euros, respectively (a liability of 8 and 6 million euros, respectively, in 2018).
On the other hand, in 2019 CaixaBank Payments & Consumer, E.F.C., E.P., S.A.U. and Telefónica, S.A., as shareholders of Telefónica Consumer Finance, E.F.C., S.A. (“TCF”), have agreed to authorize that TCF may carry out activities ancillary to its current core businesses, as well as the implementation of a new activity consisting of the financing of the acquisition of security services by clients of companies in which the Telefónica Group in Spain holds at least 50% of its share capital entailing voting rights that provide such services.
Likewise, in September 2019, a financial collaboration agreement was signed between Telefónica, S.A. and CaixaBank, S.A., with special conditions for employees, pensioners and early retirees of the Telefónica Group.
Group companies and Associates
Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.
The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2019 and 2018 are detailed in the notes to these individual financial statements.
Directors and senior executives
During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 20 e) and Appendix II of these financial statements.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2019 of 1,969,090 euros (1,916,210 euros in 2018). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases. Out of this amount, Telefónica, S.A. pays 1.059.268 euros.
Certain Telefónica Group subsidiaries performed transactions in 2019 with Global Dominion Access Group, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 27 million euros (25 million euros in 2018).
g) Auditors' fees
The services commissioned to PricewaterhouseCoopers Auditores, S.L., the Principal Auditor of Telefónica, S.A. for the years 2019 and 2018, meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued refer to the fees for services rendered by the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. forms part, amount to 3.27 million euros and 3.19 million euros respectively.
The detail of these amounts is as follows:

Millions of euros	2019	2018
Audit services	2.87	2.88
Audit-related services	0.40	0.31
Other services	—	—
Total	3.27	3.19
Audit services mainly includes audit fees for the Telefónica, S.A. individual and consolidated financial statements, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC and the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404).
Audit-related services: mainly services related to the issuance of comfort letters, the report on the information relating to the system of the internal control over financial reporting (ICFR) and the Telefónica, S.A.’s limited verification report of Non Financial Information Statement- Efficiency and trust (Corporate Social Responsibility Report).
During the years 2019 and 2018, the principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in Telefónica, S.A.
h) Environmental matters
Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.
Telefónica's environmental risks and climate change are controlled and managed under the company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical

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dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.
Telefónica has a global environmental team made up of experts in environmental management.
i) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20.a).

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Note 21. Cash flow analysis
Cash flows from/(used in) operating activities
The net result before tax in 2019 amounted to positive 5,122 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.
These adjustments relate mainly to:

•	The write-off reversal in Group companies, associates and other investments of 2,226 million euros (in 2018 an impairment of 587 million euros).

•
The gains on disposal of subsidiaries amounting to 218 million euros, mainly attributable to the sale of Antares and Daytona, S.L. (gains on disposal of subsidiaries amounting to 175 million euros in 2018, mainly corresponding to the sale of 16.65% of the share capital of Pontel Participaciones, S.L.).

•	Gain in the sale of fixed and intangible assets of 92 million euros mainly due to the sale of trademarks in non-strategic markets and the sale of the Diagonal 00 building.

•
Declared dividends as income in 2019 for 4,242 million euros (4,259 million euros in 2018), interest accrued on loans granted to subsidiaries of 73 million euros (124 million euros in 2018) and a net financial expense of 1,688 million euros (1,822 million euros in 2018), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 5,298 million euros (2,489 million euros in 2018). The main items included are:

a)	Net interest paid:
Payments of net interest and other financial expenses amounted to 1,547 million euros (1,618 million euros in 2018), including:

•	Net proceeds from external credit entities, net of hedges, for 205 million euros, (net payments of 291 million euros in 2018 offset by their hedges), and

•	Interest and hedges paid to Group companies of 1,752 million euros (1,909 million euros in 2018).

b)	Dividends and other distributions from reserves and paid-in capital received: the main receipts relate to:

Millions of euros	2019	2018
Telefónica Móviles Argentina, S.A.	92	30
Telefónica Móviles España, S.A.U.	552	306
Telefónica O2 Holdings Limited	647	609
Telefónica de España, S.A.U.	1,574	664
Telefónica Latinoamérica Holding, S.L.	—	391
Telfisa Global, B.V.	700	733
Telxius Telecom, S.A.	—	250
Telfin Ireland, Ltd.	555	—
Telefônica Brasil, S.A.	417	279
Sao Paulo Telecomunicaçoes, Ltda	103	77
Telefónica Centroamérica Inversiones, S.L.	161	44
Telefónica Luxembourg Holding S.à.r.L.	165	—
Other dividend collections	52	135
Total	5,018	3,518
In addition to the dividends declared in 2019 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2018 collected in 2019.

c)
Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 59 million euros were made in 2019 (20 million euros in 2018), as disclosed in Note 17 and income taxes repayments of 2017 have been received amounting to 132 million euros. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

•
Telefónica Móviles España, S.A.U.: collection of 394 million euros, corresponding to: 202 million euros for the 2018 income tax settlement and 192 million euros in payments of account of 2019 income tax.

In 2018, there was an income collected of 185 million euros, mainly due to the settlement of income tax of 150 million euros in 2017 and 35 million euros in payments of account of 2018 income tax.

•	Telefónica de España, S.A.U.: collection of 430 million euros, corresponding to: 216 million euros for the 2018 income tax settlement and 214 million euros in payments of account of 2019 income tax.
In 2018 there was an income collected of 405 million euros, mainly corresponding to: 317 million euros for the 2017 income tax settlement and 88 million euros in payments of account of 2018 income tax.

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

•
A partial resolution upholding the claims of Telefónica, S.A. by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 has resulted in a collection of 702 million euros. Moreover, an indemnity of 201 million euros related to this resolution has been collected (see Note 17).

Cash flows from/(used in) investing activities
“Payments on investments” under “Cash flows from/ (used in) investing activities" included a total payment of 2,647 million euros (2,139 million euros in 2018). The main transactions to which these payments refer are as follows:

•
Capital increases: the main disbursements correspond to Telefónica Móviles México, S.A. de C.V. amounting to 250 million euros, and Telefónica Digital España, S.L. amounting to 137 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a. The capital increase of Prisa (see Note 9) is also included in this caption.

•	Payments of financial investments related to the reinvestment of treasury overage amounting to 1,256 million euros.

•	Payments of collaterals related to financial derivative instruments amounting to 947 million euros.
Proceeds from disposals totaling 4,392 million euros in 2019 (2,075 million euros in 2018) includes:

•	Proceeds from the distribution of reserves of Telefónica Centroamérica Inversiones, S.L. amounting to 460 million euros and Pontel Participaciones, S.L. amounting to 60 million euros (see Note 8).

•	Proceeds from the sales of Antares and Daytona, S.L. amounting to 161 million euros and 134 million euros, respectively (see Note 8).

•
Proceed from the repayment at maturity of the loan granted to Telefónica Móviles España, S.A.U. amounting to 550 million euros and the early cancellation amounting to 36 million euros of Media Networks Latinoamérica (see Note 8).

•	Proceeds from financial investments related to the reinvestment of treasury overage amounting 1,097 million euros.

•	Proceeds from collaterals related to financial derivative instruments amounting to 1,793 million euros.
Cash flows from/(used in) financing activities
This caption mainly includes the following items:
i. Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2019	2018
Bilateral loans with several entities (Note 14.4)	—	585
Telefónica Emisiones, S.A.U. (Note 15)	3,598	3,756
Credit lines with several entities	—	710
Telfisa Global, B.V. financing (Note 15)	—	1,479
Structured Financing	—	34
Telefónica Europe B.V. (Note 15)	1,800	3,217
Loan (Note 14)	200	—
Other collections	53	202
Total	5,651	9,983

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2019	2018
Bilateral loans with several entities (Note 14.4)	1,835	800
Telfisa Global, B.V. financing (Note 15)	1,669	—
Telefónica Europe, B.V. (Note 15)	2,553	2,438
Telefónica Europe, B.V. promissory notes (Note 15)	276	216
Promissory notes redemption	107	23
Telefónica Emisiones, S.A.U. (Note 15)	3,613	3,713
Structured Financing	378	389
Credit lines with several entities	274	1,288
Other payments	203	198
Total	10,908	9,065
The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

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The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

ii.	Acquisition of treasury shares, as indicated in Note 11 a.

iii.
Payments of dividends amount to 2,056 million euros (2,048 million euros in 2018). The figure differs from the one shown in Note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2020. In addition, the withholding taxes referred to the dividend distribution made in December 2018 which have been paid to the Tax Authorities in January 2019.

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Note 22. Events after the reporting period
The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:
Financing

•
On 20 January 2020, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros of its notes issued on 19 October 2012. These notes were guaranteed by Telefónica, S.A. On the same date Telefónica, S.A. made the full repayment of the principal of the loan granted by Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.

•
On February 3, 2020, Telefónica Emisiones, S.A.U., under its Guarantee Euro Programme for the Issuance of Debt Instruments (EMTN Programme), issued notes in the Euro market, guaranteed by Telefónica, S.A. amounting to 1,000 million euros. These issuance are due on February 3, 2030, with an annual coupon of 0.664% and are issued at par (100%). On the same date Telefónica, S.A. received a loan from Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.

•	In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital:

◦
(a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue will be allocated towards eligible green investments, mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020. On the same date Telefónica, S.A. received a loan from Telefónica Europe, B.V. of similar amount, terms and conditions;

◦
(b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020. On the same date Telefónica, S.A. made the full repayment of the principal of the loans granted by Telefónica Europe, B.V. of similar amount, terms and conditions;

◦
(c) following the settlement of the offer and subsequent cancellation of the repurchased securities, Telefónica Europe, B.V. announced on February, 11, 2020 the exercise of the early redemption option with respect to both instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent). On the same date, Telefónica Europe, B.V. announced to Telefónica, S.A. the early redemption of the loans of similar amount, terms and conditions; and

◦
(d) on February 13, 2020 announced the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014. On the same date, Telefónica Europe, B.V. announced to Telefónica, S.A. the redemption of the loan of similar amount, terms and conditions.

Investments

•	On January 9, 2020, Telefónica Digital España, S.L.U. completed a capital increase amounting to 157 million euros fully subscribed and paid by Telefónica, S.A.

•	On February 7, 2020, Telefónica Móviles México S.A. de C.V. carried out a capital increase of 2,500 million Mexican pesos (equivalent to 121 million euros) fully subscribed and paid by the Company.

Note 23. Additional note for English translation
These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 19, 2020. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Details of subsidiaries and associates at December 31, 2019

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Latinoamérica Holding, S.L. (SPAIN) Holding company Distrito Telefónica. Ronda de la comunicación s/n 28050 Madrid	100%	—	237	13,126	—	(1,019)	(341)	14,325
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	637	774	1,060	796	5,561
Telfin Ireland Limited (IRELAND) Intragroup financing 28/29 Sir John Rogerson’s Quay, Dublin 2	100%	—	—	8,089	555	—	125	8,191
Telefónica O2 Holdings Limited (UNITED KINGDOM) Wireless communications Wellington Street, Slough, SL11YP	100%	—	13	14,702	647	—	627	17,873
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100%	—	6,409	(6,450)	—	(4)	(90)	1,139
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	1,695	1,214	146	58	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding company Wellington Street, Slough, SL11YP	100%	—	1,239	3,778	—	—	131	2,764
Telefónica de Contenidos, S.A.U. (SPAIN) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	932	—	3	2	1,160
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	712	178	(3)	24	712
Telefónica Chile Holdings, S.L (SPAIN) Holding company Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	—	1,209	—	—	—	473
Telefónica Innovación Alpha, S.L. (SPAIN) Telecommunications activities Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	1	21	—	(22)	(11)	11
Telco TE, S.p.A. (ITALY) Holding company Via dell’Annunciata n.21 - 20121 Milano	100%	—	—	—	—	—	—	—
Telefónica Soluciones de Criptrografía, S.L. (SPAIN) Engineering, development, production, sale and mantainance of telecommunication and electronic equipment. Gran Vía 28, 28050 Madrid	100%	—	—	2	—	—	—	2
Telefónica Global Technology, S.A.U. (SPAIN) Global management and operation of IT systems Gran Vía, 28 - 28013 Madrid	100%	—	16	145	—	19	12	172
Telefónica Capital, S.A.U. (SPAIN) Finance company Gran Via, 28 - 28013 Madrid	100%	—	7	182	—	—	2	110
Telefónica Digital España, S.L.U. (SPAIN) Holding company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	26	324	—	(186)	(146)	204

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Taetel, S.L. (SPAIN) Holding company Gran Via, 28 - 28013 Madrid	100%	—	28	39	—	—	—	67
Telefónica Internacional USA, Inc. (U.S.A.) Financial Advisory services 1221 Brickell Avenue suite 600 - 33131 Miami - Florida	100%	—	—	1	1	—	—	—
Lotca Servicios Integrales, S.L. (SPAIN) Holding, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	17	53	—	(6)	(5)	66
Telefónica Ingeniería de Seguridad, S.A.U. (SPAIN) Security services and systems Ramón Gómez de la Serna, 109-113 Posterior 28035 Madrid	100%	—	13	10	—	4	3	28
Compañía Española de Tecnología, S.A.U. (SPAIN) Promotion of business initiatives and holding of real estate assets Gran Vía, 28 - 28013 Madrid	100%	—	5	24	—	(1)	(1)	14
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	145	—	(7)	34	13
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN) Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid	100%	—	N/A	N/A	N/A	N/A	N/A	—
Telefónica International Wholesale Services II, S.L. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	173	—	(78)	(58)	4
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	7	14	—	(14)	(12)	9
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	179	—	—	—	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services rendered Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	13	—	(2)	1	14
Fisatel Mexico, S.A. de C.V. (MEXICO) Integrated cash management, consulting and financial support for Group Companies Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 México D.F.	100%	—	195	(3)	24	—	15	196
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Via, 28 - 28013 Madrid	100%	—	—	13	—	(3)	(2)	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259; tower D; 12th floor 1077 XX – Amsterdam	100%	—	—	5	3	(1)	2	—
O2 Oak Limited (UNITED KINGDOM) Private Limited Company 260 Bath Road, Slough Berkshire SL1 4BX	100%	—	—	—	—	—	—	—
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company 20 Air Street, London, England WIB 5AAN	100%	—	—	—	—	—	—	—

Telefónica, S.A. 70

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Pontel Participaciones, S.L. (SPAIN) Private Limited Company Distrito Telefónica, Ronda de Comunicación, s/n	83.35%	—	—	1,047	21	—	25	894
Corporation Real Time Team, S.L. (SPAIN) Internet design, advertising and consulting Plaza Canalejas, 3 – 28014 Madrid	87.96%	12.04%	—	—	—	—	—	—
Telefónica Móviles Argentina, S.A. (1) (ARGENTINA) Mobile communications and services operator Ing Enrique Butty 240, piso 20 - Buenos Aires	73.2%	26.8%	328	2,040	93	9	(102)	1,359
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding company Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid	60.00%	—	1	(92)	153	375	338	166
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) Holding company Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010	65.14%	34.86%	—	—	—	—	—	—
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50.00%	—	5	31	2	6	4	15
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio company Strawinskylaan 1725 – 1077 XX – Amsterdan	50.00%	50.00%	150	(107)	—	—	—	21
Sao Paulo Telecomunicaçoes Participaçoes, Ltda (BRAZIL) Holding company Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paulo	39.40%	60.60%	5,346	(1,675)	156	1	206	2,055
Telefônica Brasil, S.A. (BRAZIL) (1) (*) Wireline telephony operator in Sao Paulo Sao Paulo	29.77%	44.19%	23,164	(7,536)	410	1,654	1,152	8,864
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia	7.90%	59.60%	1	1,628	—	167	40	272
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN) Insurance contracts, operating as a broker Distrito Telefónica, Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid	16.67%	83.33%	—	—	1	2	3	—
Telefónica Móviles Chile, S.A. (CHILE) Mobile communications operator Miraflores, 130 - 12º - Santiago de Chile	1.10%	98.87%	1,797	(296)	1	123	107	36
Telefónica de Argentina, S.A. (1) (ARGENTINA) Telecommunications services provider Av. Ingeniero Huergo, 723, PB – Buenos Aires	1.27%	98.39%	943	7	—	(78)	(68)	6
Telefónica Venezolana, C.A. (VENEZUELA) (1) Mobile communications operator Av. Francisco de Miranda, Edif. Parque Cristal, Caracas 1060	0.09%	99.91%	—	—	—	—	—	—
Telefónica Canal 21, S.C. (SPAIN) TV Channel Ronda de la comunicación s/n Edif.Norte 1. Planta 5 28050 Madrid	50.00%	—	19	(16)	—	—	—	1
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50.00%	—	5	2	4	7	8	3
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring México D.F.	40.50%	9.50%	2	—	1	(1)	—	1
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Lima	40.50%	9.50%	1	2	—	—	2	1
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring Bogotá	40.50%	9.50%	1	—	—	2	1	1
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1 106 – Sao Paulo	40.00%	10.00%	2	(2)	4	(2)	7	1

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Millions of euros	% Ownership					Income (loss)
Name and corporate purpose	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Jubii Europe N.V. (NETHERLANDS) (*) Internet portal Richard Holkade 36, 2033 PZ Haarlem	32.10%	—	N/A	N/A	—	N/A	N/A	3
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunicatios mast and technical assistance and consulting services. Ctra. Vallvidrera-Tibidabo, s/n - 08017 Barcelona	30.40%	—	5	—	—	—	—	1
Total group companies and associates					4,242			69,267
(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2019.
(N/A) Not available.

Telefónica, S.A. 72

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,447,734	—	5,836	5,376,670
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	120,000	25,000	—	113,600	—	258,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,390,400	—	18,367	4,008,767
Mr. Juan Ignacio Cirac Sasturain	—	120,000	9,000	—	11,200	—	140,200
Mr. Peter Erskine	—	120,000	17,000	—	113,600	—	250,600
Ms. Sabina Fluxà Thienemann	—	120,000	8,000	—	11,200	—	139,200
Ms. Carmen García de Andrés	—	120,000	19,000	—	22,400	—	161,400
Ms. María Luisa García Blanco	—	120,000	16,000	—	22,400	—	158,400
Mr. Jordi Gual Solé	—	120,000	19,000	—	22,400	—	161,400
Mr. Peter Löscher	—	120,000	14,000	—	33,600	—	167,600
Mr. Ignacio Moreno Martínez	—	120,000	30,000	—	44,800	—	194,800
Ms. Verónica Pascual Boé [7]	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	120,000	35,000	—	124,800	—	279,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. Claudia Sender Ramírez [7]	—	—	—	—	—	—	—
1 Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4 Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2019 and paid in the year 2020. In reference to the bonus corresponding to 2018, which was paid in 2019, Executive Board Member Mr José María Álvarez-Pallete López perceived 3,478,888 euros and Executive Board Member Mr Ángel Vilá Boix perceived 2,412,000 euros.
5 Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.
7 Ms. Verónica Pascual Boé and Ms. Claudia Sender Ramírez were appointed Directors of the Company on December 18, 2019.

Likewise, Mr. Luiz Fernando Furlán and Mr. Wang Xiaochu stood down as Board Members on December 18, 2019, reflecting below the payment received (and accrued) by them, in 2019 until the dates mentioned.

Telefónica, S.A. 73

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Luiz Fernando Furlán	—	120,000	11,000	—	11,200	—	142,200
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	155,602	—	—	—	—	155,602
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	20,000	—	—	—	—	20,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	305,344	—	—	—	—	305,344
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	—	—
1 Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3 Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2019 and paid in the year 2020 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

Likewise, Mr. Luiz Fernando Furlán and Mr. Wang Xiaochu stood down as Board Members on December 18, 2019, reflecting below the payment received (and accrued) by them, in 2019 until the dates mentioned.

Telefónica, S.A. 74

INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Luiz Fernando Furlán	—	85,767	—	—	—	—	85,767
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2019 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2019
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Benefit Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
1 Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2 Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2019 amounts for life insurance premiums were as follows:

LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	27,509
Mr. Ángel Vilá Boix	13,799
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following two long-term variable remuneration plans were in existence during the year 2019:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Executive Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The objective measurement period of the first cycle began on January 1, 2018 and will end on December 31, 2020. In case of fulfillment of the objectives, the delivery of the shares will be carried out in the year 2021. The objective measurement period of the second cycle began on January 1, 2019 and will end on December 31, 2021. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2022. The period of measurement of objectives of the third and last cycle it began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023. In relation to this third and final cycle, it is stated that, as of the date of formulation of these financial statements 2019, the granting of shares has not yet been made.

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INDIVIDUAL ANNUAL REPORT 2019	Financial Statements

It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the first and second cycle of the Plan. As already indicated, at the date of formulation of these financial statements 2019 the allocation of shares corresponding to the third cycle of the Plan has not yet been made.
PSP - First Cycle / 2018-2021

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	421,000
Mr. Ángel Vilá Boix	312,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
PSP - Second Cycle / 2019-2022 (shares allocate in February 2019)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the first and second cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italy, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações.
With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by linear interpolation for cases which are situated between the mean and the third quartile.
To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year will be measured against the value set in the budgets approved by the Board of Directors for each financial year.
In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee,determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.
At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.
In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2019 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2019, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2019, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 10,397,648 euros during the 2019 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2019 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 1,148,944 euros; the contributions corresponding to the Pension Plan increased to 26,885 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 143,063 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 125,987 euros.

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On the other hand, regarding share-based remuneration plans, during the year 2019, there were the following two long-term variable remuneration plans:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the company's Board of Directors, following a favorable report from the Nominating, Compensation, and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.

2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The period of measurement of objectives of the first cycle began on January 1, 2018 and will conclude on December 31, 2020. The maximum number of shares assigned to be delivered in 2021 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the first cycle (2018-2021) to the group of directors forming part of the company's senior management was of 612,570.
The measurement period of the second cycle objectives began on January 1, 2019 and will conclude on December 31, 2021. The maximum number of shares assigned to be delivered in 2022 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the second cycle (2019-2022) to the group of Directors part of the company's Senior Management was 679,691.
1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
The amounts received above include the remuneration received by Mr. Mariano de Beer, who served as Chief Commercial Digital Officer (CCDO) of Telefónica, S.A. until November 27, 2019.

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Management report 2019
This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CNMV in July 2013.
In accordance with Law 11/2018 of December 28, and following the amendment of the article 262 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group which will be filed as well as the consolidated financial statements in the Companies' Register of Madrid.

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Business Model
Telefónica's strategy as regards accomplishing its mission comprises three main pillars; these will meet the needs of our stakeholders in a way that is sustainable in the long term.
Growth. Our growth takes into account people from all social groups and respects the environment. In view of the importance of new technologies to ensure fair economic development, we are concerned about reducing the digital divide. At the same time, we are developing specific services with a positive impact on the environment that enable us to increase revenues while we help to make progress towards a low-carbon economy. But not only that, the sustainable component is already part of our networks (powered 100% in our four main markets with renewable electricity) and part of the digital solutions based on Big Data and artificial intelligence, with the design guaranteeing aspects such as ethics and privacy.
Efficiency. When we talk about efficiency at Telefónica, our customers are our priority: we want to offer them a simpler, entirely digital experience. The digitalisation of our processes enables us, at the same time, to make savings. All of this is backed up by the best networks in the market in terms of quality and energy efficiency (fibre is 85% more efficient than copper), free of legacy systems and ready for 5G.
Trust. Trust is the key point of any future business. In our sector, it is built by prioritising customer satisfaction and it is extended to other stakeholders. We have to demonstrate that we are relevant for them all, taking into account aspects such as ethical behaviour, cybersecurity (a distinctive part of our relationship with customers), responsible use of technology and corporate governance.
With growth, efficiency and trust, we will successfully meet the needs of our stakeholders:

•	Offering our customers the services they need for the digital and energy transition and building long-term relationships with them.

•	Sharing our purpose with our employees, while enabling them to develop their digital skills and help customers from a perspective of shared values.

•	Being key enablers of progress by societies, fostering a fair and inclusive digital transition.

•	Creating value in a shared and responsible way with regard to our partners.

•	Giving our shareholders long-term growth and efficiency.

Organisation of Telefónica
Telefónica's new organisation, presented on November 27, 2019, aims to respond to the need to become more agile in implementing the changes needed to provide better service to customers and take advantage of the scales and synergies of the Group.
The corporate centre now focuses on those activities that provide a differential value to the rest of the units and allow us to capture the value that comes from scale, eliminating some of the duplications that exist within country-level structures. In addition, we are enhancing our ambition in the plans for simplifying and digitalising operations.
Telefónica Spain, Germany, United Kingdom and Brazil:
Focusing resources on the most highly-prized markets, prioritising investment for modernisation and network deployment, and for the digitalisation of the Company, which makes it possible to improve the service and customer care and gain efficiencies.
Telefónica Tech:
This unit brings together the digital businesses with high growth potential and aims to be the partner which supports other companies in their digital transformation. Initially, this unit is developing three businesses: Cybersecurity, Cloud, IoT/Big Data.
Telefónica Tech integrates the units currently dedicated to providing the aforementioned services, with the goal of focusing its management to an even greater extent and achieving a scale that enables it to attract the appropriate technological talent. With more agile and efficient processes and the leverage achieved by incorporating new partners, the intention is to accelerate the growth of these businesses exponentially.
This unit will be the one delivering the value offering that the commercial teams in each country will be proposing to customers. Furthermore, it aims to export the proposal, through agreements with other companies, to countries in which Telefónica is not present.
This unit may also expand in the future if new business opportunities with this potential appear. In the same way, it is open to acquisitions that complement the portfolio.

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Telefónica Infra:
With 50.01% of Telxius as its first asset, Telefónica Infra brings together Telefónica's ownership interests in communications infrastructure vehicles, providing service for third-party operators and incorporating partners.
Through Telefónica Infra, Telefónica intends to leverage the value of a unique portfolio of assets, focusing on the development and monetisation of towers, distributed antenna systems, data centres (including EDGE), and greenfield fibre and underwater cable projects, among others.
With a broad philosophy about agreements, Telefónica Infra is open to different shareholding patterns (majority or minority) and to the best partners for each of the asset types.
Telefónica Hispam:
This unit brings together the businesses in the rest of the Latin American countries (except Brazil) with a specific management team that is distinct from the rest of the Group; its main objective will be attracting investors and obtaining potential synergies with other players in the markets, following a philosophy of ensuring and maximising the service offered to customers.
Corporate Centre:
The corporate centre will make it possible to maximise synergies between all the units and crystallise the value of Telefónica's scale.
To access the full information about Telefónica's governance and executive bodies, see Chapter 4 Annual Corporate Governance Report, subchapters 4.1. Main aspects of corporate governance in 2019 and outlook for 2020; 4.4. Organisational structure of the administrative bodies; 4.4.1. Board of Directors and 4.4.2. Executive Team.
Inclusive connectivity + digital services
Our growth model stems from our vision and strategy; it is based on three pillars (growth, efficiency and trust), within our Company’s areas of activity, both in the value proposition aimed at individuals (B2C) and in that centring on enterprises (B2B).
Our starting point consists of the strengths we have been building, which can be summarised in the idea of Telefónica as a company of platforms:

•	The first platform brings together our key assets and communications networks to offer the best connectivity

•	The second platform includes the systems for provision, operation and maintenance, etc., to implement the new,

simpler and more efficient paradigms: virtualisation, 'softwarisation' and 'cloudification'.

•	The third platform pulls together all our services to our customers, to enable the best experiences to be created.

•	The fourth platform centralises the vision of all the data we handle on behalf of our customers.
However, our growth model enables us to face the challenges that will come from the changes we are seeing (and which we have summed up as the Fourth Industrial Revolution).
In the world of services to individuals (B2C), we are facing a business that is saturated in most of our operations and therefore we must transform ourselves if we want to grow. Our vision consists of developing a unified user experience, based on our cross-cutting capacities in the fourth platform.
Our goal is to transform our relationship with our customers through two core components: the use of Aura, with the help of cognitive systems based on artificial intelligence, and the use of Novum, as a point of access to managing our experiences and services. In this way, we want to establish long-lasting relationships involving trust with our customers. Our pioneering position with regard to privacy and security, helping our customers to monitor and manage their data better, merits highlighting.
To achieve this unified structure, we took into account four strategic areas based on our digital platforms for private individuals: My Entertainment, My Home, My Things and My Financial Services.
We have already begun work in this direction and, for example, Smart Wi-Fi (My Home) already has 29 million users in nine countries, and over one million customers in six countries self-manage their Telefónica services through Novum.
By gaining importance for our customers, we will achieve two goals: (i) helping our customers to manage their digital services better and more efficiently and (ii) generating additional value by generating new revenue while we increase retention in our core services. A good example of combining the two goals are our new flexible propositions for the residential segment with the launch of O2 Extras in the United Kingdom and Family Plans in Colombia.
The world of businesses (B2B) within our industry is a market which was demonstrating sustained growth (Source: Gartner, IT market forecasts) of around 4% annually globally for 2019, which is expected to continue in subsequent years. Within this market, the main driver of this growth is the IT (Information Technology) segment.
This situation leads us, in a similar way to other companies in the telecommunications sector, to position ourselves within the IT segment for companies in order to seize this growth opportunity. In fact, this positioning is already enabling us to achieve sustained growth: 4.4% year-on-year to reach 9,455 million in 2019.

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Our digital services for B2B, as the most dynamic elements with greater growth potential, merit special attention: Cybersecurity, Cloud, IoT and Big Data.

•
In 2019, we had sustained annual growth of over 30% and additional revenue of around 2 billion is expected from now to 2022. In 2019, they had already demonstrated they were very dynamic growth drivers: Cloud with 697 million euros and +18% in 2019 (with IaaS and SaaS growing at a rate that exceeded 50% in the year), IoT with 530 million euros and +45.4% in 2019 (achieving 24 million accesses and repeating its leadership, for the sixth year in a row, in worldwide Gartner‘s Magic Quadrant for IoT managed services ) and Security with 497 million euros and +26.5% in 2019.

•
Gaining market share and importance in a growing market which is already highly significant. In just our footprint, these markets would already represent some 69 billion in 2019 (Sources: Gartner, Pivotal IQ, IOT Machina Research). Telefónica footprint markets, with sustainable double-digit growth.

Our ultimate goal is far more ambitious: we want to become the trusted, preferred partner of our business customers to help them in their digital transformation and in achieving a new level of efficiency. We have to create a complete value proposition, from communications and connectivity (our core business and greatest strength thanks to which our customers have chosen us to date) to IT and digital services. To this end, we are working on completing our capabilities in order to:

•
Create personalised, end-to-end solutions: this means having a value proposition that can be tailored to our customers and that delivers an end-to-end service. In order to build them, one critical task consists of developing integration capabilities and professional services, a task we are already tackling.

•
Become the single point of contact in IT and one-stop-shop communications: having the most comprehensive range which includes the best products and services, whether our own or of third parties. To achieve this, we are already developing our capabilities in IT and digital services and we are working with leading enterprises to enrich our proposition (e.g., in the cloud and in office technology).

Due to all this, we believe that the B2B market will be a key ingredient for us in our growth model for the coming years.
Looking ahead to the long-term future, this growth model will become strengthened through the appearance of new scenarios and business models (e.g., new platform models and B2B2X of the Fourth Revolution, and more so when applied to 5G or edge computing).

Economic results of Telefónica, S.A.
Telefónica, S.A. obtained net profit of 5,740 million euros in 2019. Highlights of the 2019 income statement include:

•	Revenue from operations, amounting to 4,810 million euros, a similar amount to previous year's figure. The most significant dividends registered as revenues are disclosed in Note 19.

•	The figure of “Impairment losses and other losses” amounting to a write-off reversal of 2,226 million euros in 2019 (a write-off of 587 million euros in 2018).

•	The caption "Gain on disposal of investments" refers to the sale of Antares (88 million euros) and the sale of Daytona, S.L. (130 million euros).

•
Net financial expense totaled 1,688 million euros in 2019 (1,822 million euros of financial expense in 2018). This was mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 492 million euros (648 million euros in 2018) and Telefónica Emisiones, S.A.U. totaling 1,278 million euros (1,223 million euros in 2018).

Investment activity
The investment activity of the Company regarding additions, sales, valuation criteria and impact of this valuation is described in Note 8 of these financial statements.
Share price performance
The main European and US indexes closed the 2019 year with gains above 20%: EStoxx-50 (+24.8%), S&P-500 (+28.9%). In Europe, the Spanish benchmark index Ibex-35 continued showing a worse relative performance for the third consecutive year: +11.8% compared to DAX (+25.5%), CAC-40 (+26.4%), and FTSE-100 (+12.1%). Political uncertainty and poor performance of the banking sector in a zero-rate environment were the main drag.
The year has been marked by the escalation of trade tensions between the United States and China, the instability caused by the uncertainty of Brexit and fears of a recession due to the slowdown in economic growth. However, throughout the year these uncertainties have been diluted, mainly in the second half, with the expectations of commercial agreements between the United States and China and between the European Union and the United Kingdom. Likewise, the expansionary monetary policy of the main central banks has favoured the return to optimism in the markets after the declines registered in 2018. Thus, the Federal Reserve, after

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the 2018 rate increase to 2.5%, reduced by three times the official interest rate in 2019 down to 1.75%. On the other hand, the European Central Bank lowered the deposit rate to -0.5%, restarted the debt purchase program and reaffirmed the commitment to keep interest rates unchanged at 0%. By sectors and in Europe (DJ Stoxx-600: +23.2%) all have closed the year with positive returns, with the Financial Services sector (+39.2%) and the Construction and Materials (+37.3%) leading the climbs.
In this context, the telecommunications sector returned to show a worse relative performance than the market (+0.1%) impacted by expectations of increased investment, the impact of spectrum auctions mainly in Germany, the lack of growth, the high level of leverage, the competitive environment in some markets such as Italy or Spain and by the regulation. Despite the above, the European operators continued to deepen in digitalization measures, in the sharing of networks and in the monetization of infrastructure assets, thus improving the capital employed efficiency and increasing the shareholder value creation.
Telefónica's share closed 2019 at 6.23 euros per share, -15.2% in the year, a total return for the shareholder of -10.2%, discounting the dividend distribution of 0.40 euros per share in cash. The evolution of Telefónica’s share is explained by a worse relative performance of the sector and the Spanish market, by the depreciation of Latin American currencies (mainly the Argentine peso), and the pound against the euro, the worsening of the competitive environment in some markets and the level of leverage. However, the company has continued to present year-on-year organic growth in revenue and OIBDA, with a solid free cash flow that mainly explains the continued reduction in net financial debt.
Telefónica closed the year 2019 with a market capitalization of 32,331 million euros, positioning itself as the seventeenth company in the telecommunications sector worldwide.
Research, Development and Innovation
Innovation has been part of Telefónica’s DNA since the very beginning. We understand that being able to anticipate the future, comprehend the Company’s needs and work to continue to be pioneers in the digital world is key. To achieve this, we leverage in-house innovation and innovation developed externally by third parties we invest in and with whom we work closely.
In our innovation areas, 80% of our work focuses on identifying future opportunities in our business and the other 20% on looking for new areas where the Company can reinvent itself through disruptive models. By doing this we guarantee our ability to anticipate needs as regards developing our own platforms and services and finding heretofore unknown new opportunities.

Main innovation indicators

	2017	2018	2019
Investment in R&D and innovation (million euros)	5,970	6,114	5,602
Investment in R&D and innovation / revenue (%)	11.5%	12.6%	11.6%
Investment in R&D (million euros)	862	947	866
Investment in R&D / revenue (%)	1.7%	1.9%	1.8%
Industrial property rights portfolio (%)	(4.8%)	9.9%	(8.6%)
Industrial property rights portfolio (million euros)	643	601	477
Registered patents	32	22	27

New assets generated in 2019	Territory of the asset
27 Patents	21 European patents
2 Spanish patents
4 international patents PCT
3 Industrial designs	EUIPO - European Union Intellectual Property Office
Furthermore, across the board in in-house innovation and innovation developed through our ecosystem of partners, we promote sustainable solutions. Thanks to this, our main aim is to generate a positive impact on the social and economic development of the regions where we operate or protect our natural environment, as well as generating in turn a profitable business model for the Company.
Internal Innovation (Core Innovation)
At Telefónica we strive to innovate so as to offer our customers constantly enhanced solutions, while also exploring new technologies, projects and businesses that afford us the ability to reinvent ourselves.
A large part of these innovation activities is performed by research and development teams from the Core Innovation area. Its mission centres on increasing our competitiveness through innovation as regards Telefónica's own assets, platforms and services, such as connectivity, data and video platforms. The Core Innovation unit also works on developing new products and experimental and applied research. With the goal of driving new technologies, to carry out its functions this unit collaborates with other external organisations and universities at a national and international level.
The working model for Core Innovation is based mainly on Lean Startup methodology. This makes it possible to shorten the innovation and design process, increasing its efficiency and maintaining a clear customer-oriented approach throughout the process.

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Environment
Telefónica aims to create a world where digital technology contributes to protecting the planet. To achieve this, we have reduced our footprint on the environment whilst promoting digitalisation as a key tool for addressing the main environmental challenges. Some of our products and services already provide solutions for climate change, waste, water, air pollution, fires and biodiversity.
This is just the beginning, because there are more and more opportunities for growth in the green economy. In a digital world there are more opportunities for eco-efficiency and a decarbonised and circular economy.
We have a global environmental strategy and act at different levels, always aligned with our business strategy. The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the global environmental policy and targets, within the framework of our Responsible Business Plan. The carbon emissions reduction targets are part of the variable remuneration of all the Company's employees, including the Board of Directors. Environment has become an strategic issue for the Company.
In late 2018 we announced the Telefónica's Sustainable Financing Framework (Telefónica SDG Framework. November 2018) whereby the company already issued the first Green Bond of the telco sector worldwide in early 2019 and also the first telco hybrid green bond in early 2020
The 2019 Green Bond, for an amount of 1,000 million euros and a five-year term, was invested in by more than 310 investors. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper network into fibre optic in Spain and can be used, in any case, for existing initiatives (no older than three years) and for future projects.
The hybrid 2020 Green Bond was issued on January, for an amount of 500 million euros and without expiry date. The bond had four times more subscriptions and includes the lowest hybrid coupon in Telefónica's history. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper network into fibre optic and to promote self-generation of renewable energy. Therefore, it contributes to Telefónica's decarbonisation strategy and its new targets, which are aligned with the greater ambition of limiting the global temperature rise to 1.5ºC.
FTTH (fibre to the home) is 85% more energy efficient in customer access than the copper network. It has saved 346 GWh over last four years, which means avoiding the emission into the atmosphere of 93,297 tonnes of CO2 equivalent to the carbon captured by 1,543,000 trees. In addition, the deployment of fibre has allowed Telefónica to close one copper facility a day, reusing much of the equipment and recycling all the material, as part of its commitment to the circular economy. The target is to have 100% of retail customers in fibre before 2025.
Materiality
We conduct analysis to determine our major environmental aspects based on our business strategy, the regulatory environment, the impact and the demands of our stakeholders. In this way, we prioritise our efforts towards the most significant aspects: energy consumption and renewable energies, ecosmart services, the responsible deployment of the network and greenhouse gas emissions.
However, we do not neglect other environmental aspects and manage all of them to progressively reduce our impact whilst increasing our resilience, through adapting to climate change.
Environmental risks
Telefónica's activities, like those of any other company, have an impact on the environment and can be affected by climate change. The Company's environmental and climate change risks are controlled and managed under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
Our environmental aspects have their greatest source of risk in the high geographical dispersion of infrastructure, which is controlled through environmental management, based on uniform processes and certified according to the ISO 14001 standard.
Regarding the guarantees and provisions arising from environmental risks, during 2019, the Group maintained and maintains, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident derived from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events, and environmental liability insurance to cover the environmental liabilities required by the laws and rules applicable. Both coverages are based on limits, sub-limits and appropriate coverages according to the risks and exposition of Telefónica and its Group of companies.
Environmental management
Environmental Management System (EMS) ISO 14001 is the model we chose to ensure the protection of the environment. During 2019 we continued to improve our EMS and we currently have 100% of our operators certified under the requirements of this standard. (Venezuela is out of the scope).
We have a full range of standards that incorporate the life cycle perspective, so we also incorporate the aspects of our value chain and especially involve our partners in the environmental management.

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Having a certified EMS allows us to ensure the correct control and compliance with the environmental legislation applicable to each operation. EMS is the preventive model of environmental compliance included within the Company's overall compliance process. During 2019, we were not subject to any significant environmental penalties.
Furthermore, we maintained the certification of the Energy Management Systems (ISO 50001) for the operations in Spain and Germany and we are working to extend it to other operations, ensuring that the efficiency of our network continues to improve continuously.
A responsible network
We ensure an adequate control of risks and environmental impacts in the management of our network throughout its life cycle, which allows us to provide a high-quality service whilst caring for the environment. In 2019, we invested over 24 million euros with this objective (in 2018 this value was just over 10 million euros).
The main environmental aspects of the network are the consumption of energy and waste generation, although we manage all of our possible impacts such as noise and water consumption.
An example of the responsible management of the network is the fact that 98.4% of our waste was recycled in 2019.
In order to minimise the impact of network deployment we implement best practices, such as noise insulation measures, when necessary. Sharing infrastructure significantly reduces the impact of our sector on the environment. Therefore, whenever possible, we are co-located with other operators. This makes it possible to keep the visual impact, energy consumption and waste generation to a minimum.
Regarding biodiversity, the impact of our facilities is limited, although we carry out environmental impact studies and implement corrective actions when necessary, such as in protected areas. In 2019, a project was developed to assess the impact of our infrastructures on biodiversity, taking into account both an ecosystem approach and a financial appraisal of the natural capital affected.
The main impacts on biodiversity are associated with the construction and operation of base stations and, to a lesser extent, with buildings and linear infrastructures. A Geographic Information System (GIS) was used to put together Telefónica's infrastructures and different layers of information about protected areas and species, obtained from prestigious international bodies, such as the International Union for Conservation of Nature (IUCN). The results of this study will be used to determine the infrastructures that have an impact on biodiversity, analyse possible causes and, where necessary, put in place corrective actions.
The project was developed considering the Natural Capital Protocol.

LIFE CYCLE OF THE RESPONSIBLE NETWORK
PLANNING AND CONSTRUCTION
Environmental licences and permits	8,208
Visual impact reduction measures	1,130
Base stations with renewable energy	6,621
OPERATION AND MAINTENANCE
Measurement of electromagnetic fields	42,540
Expenditure on environmental control (€M)	24.4
Energy efficiency projects	189
Renewable energy (%)	81.6
Emissions (scope 1+2) (tCO2eq)	962,946
Energy consumption by traffic (MWh/PB)	115.2
DISMANTLING
Network equipment reused	14,246
Sale of waste from operations (€M)	88
Total Hazardous Waste managed (t)	2,829
Total waste recycled (%)	98.4
Milestones 2019 and Challenges 2020
Our main achievements in 2019:

•	We launched our first Green Bond, amounting to 1 billion euros.

•	During the COP25, we announced new climate change targets that are aligned with the 1.5 ºC scenario.

•	100% certified company under ISO standard 14001:2015.

•	We consume 100% renewable electricity in Europe and Brazil.

•	We reduced our carbon emissions by 49.6% compared to 2015 (scope 1+2) and those of our supply chain (scope 3) by 18.5% compared to 2016.

•	We reduced our supply chain carbon emissions per euro of product purchased by 24,6% compared to 2016.

•	With our services, we prevented over 3.2 million tCO2, 3.3 times our carbon footprint.

•	We reduced our energy consumption per traffic unit by 71.8%.

•	We received the maximum 'A' classification by CDP with regard to Climate Change.

•	We recycled 98.4% of our waste.
The most significant challenges we face:

•	Avoid 10 tonnes of CO2 for each tonne we generate in 2025

•	Reduce CO2 emissions in our supply chain by 30% per euro purchased by 2025 compared to 2016 (Scope 3).

•	Consuming 100% renewable energy in 2030.

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•	Reduce our CO2 emissions (Scope 1+2) by 70% in 2030.
Human Resources
Introduction
It is not easy for large companies with a long track record, as is the case of Telefónica, to adapt to this environment. Rigid process, hierarchical organisations and managing people based on static roles were a hurdle when attempting to explore an idea or create new products at the speed demanded by our customers.
In order to be successful in this new competitive environment, we have to do things both faster and differently: we need more agile organisations and project-based teams. In addition, we need to develop new skills in our people to make the most of the technological challenges and thus drive the growth of the business.
Telefónica is in the midst of a digital transformation process, one which has intensified over the last three years. As part of this effort, we have reformulated our mission and redefined our long-term strategy.
Against this backdrop of transformation, it is people who enable the change. To maximise the potential of our people and increase the motivation of our teams, we have the new "Telefónica Way", based on two pillars: team strength and the growth mindset.

•
Through the strength of our teams, we are focusing on transforming the organisation, creating more flexible, less hierarchical structures, and fostering new ways of working to provide the teams with greater autonomy and management ability.

•	Through the growth mindset, we focus on developing the skills we will need in the future through continuous learning, self-development and functional mobility.
Diversity
In Telefónica, we know that the challenge of digital transformation requires the best team. And to have it, in addition to ensuring we have diverse profiles, we must implement an inclusive working culture that enables us to draw out the value of difference and the talent of each individual.
To this end, we have designed initiatives aimed at fostering the inclusion of diverse talent, to attract and retain high potential professionals, get the best out of our employees, boost innovation and become more productive. Only like this will we be able to empathise with our customers, understand their specific needs and innovate to meet them.
Managing diversity is, in this respect, a key and cross-cutting element of our global strategy. We firmly believe that effective management of diversity offers considerable advantages for the business and is consistent with principles of social justice.

Basis for a successful strategy
Our Global Diversity and Inclusion Policy was approved in 2017 by the Board of Directors and seeks to ensure management that is free of any prejudice associated with differences.

•
The Global Diversity Council: composed of top-level managers, its objective is to promote and monitor the diversity strategy inside the Company. In addition, the role of Chief Diversity Officer was created to support the council, as well as the roles of Diversity Champions, who act as internal agents of change in all areas of the company.

•	The Appointments and removals of Executives Policy: it guarantees transparency and meritocracy in recruiting and promoting executive talent.

•
The Diversity Policy with regard to the Board of Directors: it ensures that proposals to appoint and re-elect members of the Board of Directors are based on prior analysis of needs, expressly favouring diversity.

•	The Supply Chain Sustainability Policy: it lays down the supplier's obligation not to discriminate against any sort of group in its hiring, training and promoting policies.
Beyond these four corporate pillars, in each operation we have different programmes and diversity plans which represent an indisputable driver for making progress in taking the best business decisions.
As regards people with disabilities, through this policy we undertake to continue progressing in effective labour integration by implementing the technical help and support to reduce and eliminate barriers for employees with disabilities to ensure they can participate in a work environment on equal terms.
In all our operations we ensure the presence of both genders in final shortlists of candidates for internal and external recruitment processes for executive positions. A Transparency Committee, consisting of the Chairman and four top-level executives, monitors compliance with this rule.
Talent management
The key to boosting and multiplying sustainable growth at Telefónica are the team of professionals who are part of our Company.
To achieve the diverse, committed team to consolidate the future of our Company, at Telefónica we want to ensure that our employees develop their full potential. To this end, we promote different local and global initiatives and programmes to develop talent favouring mobility and rotation between areas, while opting for internal promotions and diversity as elements for professional growth.
Abilities for the future
The evolution of our business, the explosion of data and the technological evolution of our networks requires us to develop new skills among the people and teams at Telefónica. In

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addition, the digitalisation and automation of our processes is rendering numerous manual tasks unnecessary.
To ensure we have the strategic skills necessary for the future of the Company and to ensure we leave no-one behind in the digital transition, at Telefónica we are designing mass retraining programmes (reskilling/upskilling) to adapt and improve the skills of our people, ensuring their employability and improving their future prospects in the workplace.
We are also changing the current focus on managing and developing talent to a new approach based on managing skills, which encourages continuous learning and the development of new abilities including leadership skills, which the Company is going to need in the coming years.
In this respect, we make available to our people a broad range of training courses and programmes. Through the global SuccessFactors tool and the platforms we have at the Telefónica Group (Data Academy, Learn4Sales and Espacio Telefónica in MiriadaX) we place a wide range of courses in technical and business skills at the disposal of all the Company's employees, particularly in areas such as Cloud, IoT, Big Data and digital Security as well as compulsory courses (Responsible Business Principles, GDPR, Anti-Corruption).
Universitas Telefónica is the corporate university where our employees develop transformative and leadership skills, enabling them to take on the challenges of the digital revolution through which we are living. Universitas has a unique space where participants disconnect entirely from their day-to-day routine and focus 100% on their mission during their stay on campus. Universitas has top-level external lecturers from institutions such as the IESE business school, the Oxford Leadership Academy and Singularity University, among others. We also have internal teaching staff who give us a comprehensive view of the sector and of the Company.
Universitas has "On Campus" programmes given at the Universitas headquarters in Barcelona, and “On The Road” programmes specially adapted to be given anywhere in the world. In 2019, almost 4,700 people took part in the On Campus and On The Road editions. In 2019, these programmes were joined by the launch of Universitas Exponential, a programme in which more than 120 internal trainers have been selected and trained. These internal trainers have then taught one-day courses on alignment with the Company programme, adopting new ways of working and cultural change. More than 14,000 people benefited from these courses throughout the Group.
New ways of working
To adapt to the changing context, we are undertaking a deep-rooted cultural change at the Company. One of the drivers which is aiding us in this cultural shift is that of implementing a new, more cross-cutting and flexible ways of working which enables us to focus on our customers' needs, prioritise the delivery of value being more efficient and innovative, and enable the teams to become more autonomous and faster in decision making.

The new agile ways of working are much more than methodology for Telefónica: they are a means of boosting the cultural transformation.
The new ways of working are a reality at Telefónica. We have more than 7,000 people and 60 initiatives following the agile approach through different models.
Social dialogue as a bridge between workers and businesses
At Telefónica we are committed to the fundamental standards of the International Labour Organization (ILO) with regard to work, mainly with reference to freedom of association and the right to collective bargaining in all the countries and jurisdictions where we operate. We ensure that worker representatives receive fair treatment that is free of discrimination and that they have all the facilities to be able to perform their representative duties. 100% of Telefónica workforce are protected by a labor framework that regulates their working conditions.
As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognised the UNI Global Union and the European Works Council as key partners in worldwide labour management.
In the same way, at local level, we understand that management of Works Councils is guided through policies and rules established by their legal entity and therefore the procedures to report, consult and negotiate have different meanings, but are always in line with Telefónica's guiding principles.
Maintaining a neutral position with regard to trade union activity is essential to ensure a free, open environment which allows rights to association to be exercised. If workers wish to become members of a trade union, Telefónica will recognise trade unions which meet the conditions regarding organisation under ILO Convention 87, and always in accordance with local legislation. In addition, we ensure that worker representatives receive fair treatment that is free of discrimination and will have, in turn, all the facilities to be able to perform their representative duties.
Work-life balance
Telefónica's commitment to its professionals disconnecting at a digital level materialised in 2018 in an agreement entered into by the Chairman of Telefónica and the major trade union organisations in Spain (UGT and CCOO).
In 2019, this commitment was included as an annex to the International Framework Agreement we signed with the UNI and the EWC, a declaration of principles in favour of disconnecting digitally which aims to reinforce the importance of this issue at global level. In addition, the commitment to disconnecting digitally was extended to all the countries in which Telefónica operates through local agreements signed with local trade unions.
By virtue of this agreement, Telefónica undertakes to encourage measures to foster respect for workers' rest times

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once the working day has ended, recognising the right to disconnect at a digital level as a fundamental aspect of successfully organising working time better in order to respect employees’ private and family lives and, in short, their quality of life and health.
Employee health and safety
At Telefónica we understand the concept of occupational health and safety to cover a state of complete physical, mental and social well-being in harmony with the environment. The measures that promote health in the Company not only help employees and ensure long-term business success but also have overall positive effects which go beyond the Company.
The Regulation and Institutional Affairs Committee of the Board of Directos of Telefónica, S.A. in 2019 and the Quality and Sustainability Committee are responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the health, safety and well-being of our employees in the workplace.
We lay down procedures to identify the dangers and assess the risks in order to prevent work-related incidents and occupational diseases. We ensure compliance with the legal requirements in force in each country, as well as adopting, in a complementary manner and in accordance with the principle of prevention, other requirements based on local regulations or international standards.
In the event of emergencies and natural disasters, we have early warnings and specially trained teams who undertake drills for different types of emergencies and are prepared to act in these cases.
Liquidity and capital resources
Financing
The main financing transactions carried out in the bond market in 2019 are as follows:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bond	2/5/2019	2/5/2024	1,000	EUR	1,000	1.069%
SHELF bond	3/1/2019	3/1/2049	1,250	USD	1,113	5.520%
EMTN bond	3/12/2019	3/12/2029	1,000	EUR	1,000	1.788%
EMTN bond	7/1/2019	7/1/2039	500	EUR	500	1.957%
The main transaction under the main financing transactions arranged in 2019 in the bank market was a withdraw made on August 14, 2019 amounting to 200 million euros regarding the bilateral loan signed on July 11, 2019 and maturity in 2026.
Available funds
At December 31, 2019, Telefónica, S.A.’s available funds from undrawn lines of credit in different financial institutions totaled 11,157 million euros (of which 10,731 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2019 amount to 3,637 million euros.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.
Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.
Credit rating
At December 31, 2019, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2019, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2016 when Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
In 2019, among the measures taken to protect the credit rating, it is noteworthy an intensive financing activity, taking advantage of historical low refinancing rates to extend average

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debt life, together with the maintenance of an appropriate level of liquidity and an active portfolio management through the agreements reached for the sale of its Centroamerican assets (Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica de Costa Rica, Telefónica Móviles Panamá and Telefónica Cellular de Nicaragua), the agreement reached for the sale of a portfolio of 11 Data Centers and the agreements for sale of mobile telecommunications towers of Telefónica Brazil, Telefónica Ecuador and Telefónica Colombia. Finally, the company approved in November the implementation of an action plan, which will serve as a catalyst for the company's transformation. This plan consists of five strategic decisions: A focus on key markets of Spain, Brazil, the UK and Germany; the creation of Telefónica Tech; the creation of Telefónica Infra; operational spin-off of Hispanoamérica; and the redefinition of the corporate centre.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 29, 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.
In February 2018, Telefónica announced the dividend policy for the year 2018: 0.40 euros per share in cash, in December 2018 (0.20 euros per share) and in June 2019 (0.20 euros per share). According to this, the Annual General Meeting held in 2018, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2018 payable in two tranches, 0.20 euros per share on June 15, 2018 and 0.20 euros per share on December 20, 2018.
In February 2019, Telefónica announced the dividend policy for the year 2019: 0.40 euros per share in cash, in December 2019 (0.20 euros per share) and in June 2020 (0.20 euros per share). According to this, the Annual General Meeting held in 2019, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2019 payable in two tranches, 0.20 euros per share on June 20, 2019 and 0.20 euros per share on December 19, 2019.

Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•
Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
El disclosure of number of treasury shares at the end of 2019 and 2018 as well as the explanation about the evolution of the figure and the transactions involving treasury shares in 2019 are described in Note 11 of these financial statements.

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Risk factors associated with the issuer
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be specific to the Group and the most important to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks related to the business activities
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., the possible integration of companies in the content/entertainment sector, such as the mergers of FOX and Disney, and AT&T and Time Warner), could affect the competitive position of Telefónica, as well as the efficiency of its operations.
The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of revenues and the market share. These changes in market dynamics could lead to aggressive commercial offers, accelerated broadband deployments by competitors or the proliferation of unlimited data rates. These situations are of greater relevance in certain countries such as Chile and Peru.
If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Telefónica Group is subject to relevant regulation on data privacy.
The use of personal data and data privacy are strategic matters for Telefónica. Besides any media and social implications, fines arising from breaching the Regulation (EU) No. 2016/679 (the General Data Protection Regulation, "GDPR") can be up to 4%

of the Group's total worldwide annual turnover for the preceding financial year. In addition, in Latin America, new regulations on privacy are being adopted in Brazil, Argentina and Chile. Moreover, in Europe, the Proposal of the European Commission for a Regulation concerning privacy and electronic communications (the "e-Privacy Regulation") is still under discussion. The e-Privacy Regulation would entail complying with additional and stricter rules than those established under the GDPR in respect of personal data from electronic communications. The e-Privacy Regulation would also establish fines similar to those included in the GDPR. These regulations may affect the development of innovative services in a Big Data environment.
Moreover, Telefónica's reputation depends, to a large extent, on the digital trust it is able to build with its clients and other stakeholders. The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data from both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation.
Any of the foregoing, including the Group's inability to comply with the relevant regulation, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines.

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Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on February 22, 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. The European Commission is investigating whether there has been a breach of the Group's commitment to offer wholesale 4G services to all interested players at best prices under benchmark conditions.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
It is expected that spectrum auctions will take place in the next few years, which will possibly require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of these licenses.
In Europe, two auction processes are expected in the near term: (i) in Spain the auction for the 700 MHz band related to the "second digital dividend" is expected to occur during 2020, and it is probable that the spectrum in the 3.4-3.6 GHz band, currently in use by the Ministerio de Defensa, will also be auctioned during 2020 (up to a maximum of 40 MHz), and (ii) in the United Kingdom, an auction for the 700 MHz and the 3.6-3.8 GHz bands is expected to take place in the second quarter of 2020.
In Latin America several auction processes are expected in the near term: (i) in Brazil, on February 6, 2020, Agência Nacional de Telecomunicações ("ANATEL”) has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place at the end of 2020 or 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz band for national and regional blocks and 3,200 MHz of 26 GHz band for national and regional blocks, (ii) in Peru and Argentina, various spectrum auctions have also been announced, with conditions to be defined, and (iii) in Chile, on January 14, 2020, the Chilean Under-Secretary of Telecommunications (SUBTEL) launched a public consultation on the upcoming auction, which was available for comments until February 14, 2020. SUBTEL intends to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 800 MHz in the 28GHz band.

Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Spain, Telefónica is in the process of extending its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz + 5 MHz). In both cases, the initial term of the concession expires in April 2020 with the possibility of an extension of 10 additional years (until 2030). As of December 31, 2019, Telefónica had completed the deployment of LTE nodes mandated by Ministerial Order of October 29, 2018 approving the plan to enable access to broadband services at 30 Mbps speed or higher. This obligation applies to operators such as Telefónica holding licenses in the 800 MHz band, and compliance with the relevant loading conditions will be monitored by relevant administrative authorities over the next five years.
In Latin America, in Brazil, (i) on October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025. Additionally, in December 2019, a public consultation was launched to hire a consultant agency that will assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the grant regime to the authorization regime. At December 31, 2019, the estimated residual value of the reversible assets was 8,260 million Brazilian reals (approximately 1,825 million euros under the exchange rate applicable on such date) (8,622 million Brazilian reals, approximately 1,943 million euros at December 31, 2018); (ii) on the other hand, regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019 which has been challenged by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band; and (iii) the renewal of the Group's

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spectrum in the 850 MHz band, in Rio de Janeiro (2020) and Brasilia (2021) is still pending.
In Peru, the renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.
In Chile, the enforcement of the ruling issued by the Supreme Court in 2018 ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 in the 700 MHz band is partially pending. The court decision requires TMCH to dispose of 20 MHz but allows TMCH to choose the band from which spectrum is relinquished. The spectrum must be relinquished by October 17, 2021. In November 2019, TMCH presented to SUBTEL and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band. The remaining 10 MHz were returned to SUBTEL through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
In Ecuador, the Contraloría General Del Estado has recommended that the Agencia de Regulación y Control de las Telecomunicaciones (ARCOTEL) renegotiates the Concession Agreement of 2008. Telefónica Ecuador does not agree with such recommendation and has rejected the renegotiation of said Concession Agreement.
In Colombia, in December 2019, the ICT Ministry launched an auction process in the 700 MHz, 1900 MHz and 2500 MHz bands. Although Telefónica participated in this process, it decided not to acquire permits for the use of spectrum in these bands due to the high cost of the spectrum and the obligations associated with the licenses.
During 2019, the Group's consolidated investment in spectrum acquisitions and license renewals amounted to 1,501 million euros, 1,425 million of which corresponded to spectrum acquisition in Germany (868 million euros in 2018, 588 million of which corresponded to spectrum acquisition in the United Kingdom). In the event that the licenses described are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2019 Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins associated with the income of the business could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2019 was 866 million euros (947 million euros and 862 million euros in 2018 and 2017, respectively). These expenditures represented 1.8%, 1.9% and 1.7% of the Group's consolidated revenues in 2019, 2018 and 2017, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of December 31, 2019, in Spain, fiber coverage reached 23.1 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor

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to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, (ii) avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, and (iii) avoids actions that may have or be perceived to have a negative impact on society. In addition to harming Telefónica's reputation, any such actions could also result in fines and other sanctions.
In order to respond to the evolution in the needs of customers, Telefónica needs to adapt both its communication networks and its offer of digital services. The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers. In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart WiFi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful.
The development of all these initiatives is also necessary considering that there is a growing social and regulatory demand for companies to behave in a socially responsible manner. As a result, the risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2019, the Telefónica Group depended on three handset suppliers and ten network infrastructure suppliers, which, together, accounted for 85% and 80%, respectively, of the aggregate amount of the purchase orders made during 2019 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 41% of the aggregate amount of the purchase orders made during 2019 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
Operating Risks
Information technology is key to the Group's business and it could be subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks. Despite advances in the modernization of the network and the replacement of legacy systems, the Group operates in an environment increasingly prone to cyber-threats. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses have become increasingly more digital and dependent on telecommunications and computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones. Further, the Group's employees or other

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persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica manages these risks through a number of technical and organizational measures, which are part of its digital security strategy, including access control measures, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. In the event of an incident that has not been avoided by such preventive and control measures, there are backup systems to recover data. However, the application of these measures cannot guarantee the mitigation of all risks. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incident. To date, the insurance policies in place have covered some incidents of this nature, yet due to the potential severity and uncertainty of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
The main risks are detailed below, by geography:

Europe: tighter financing conditions for both the private and public sectors could arise in a scenario of financial stress with a negative impact on disposable income. The trigger for that scenario could be both global factors derived from an economic deterioration, or domestic issues such as the worsening of the fiscal sustainability in some European countries (e.g. Italy).
Spain: there are three main sources of uncertainty. First, the outcome of the political situation in Catalonia and its impact on the financing conditions of the Spanish economy given the demanding maturity schedule the country is facing and its significant dependence on the international macroeconomic scenario and investors. A second source of uncertainty stems from the economic policies to be implemented from 2020 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Finally, being one of the most open countries in the world, from a commercial point of view, and being amongst the top ten countries in respect of capital outflows and inflows in the world, any situation of protectionist backlash can have significant implications.
United Kingdom: the exit process from the European Union following the favorable vote in the June 2016 referendum will entail an economic adjustment regardless of the new economic and commercial relationship between the United Kingdom and the rest of Europe in the future. Investment, economic activity and employment would be the main variables affected, as well as volatility in financial markets, which could limit or condition access to capital markets. The situation could worsen depending on the eventual outcome of Brexit, which could lead to an increase in regulatory and legal conflicts in fiscal, commercial, security and employment issues. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers.
Latin America: exchange risk is particularly important. In addition to internal factors, certain external factors fuel this risk, such as the uncertainty derived from the path of monetary normalization in the United States, the growing commercial tensions at the global level, the low prices of certain raw materials and concerns about growth and financial imbalances in China.
Brazil: fiscal sustainability remains the main risk, and the government is currently tackling this through its structural reforms including pension and tax system reforms (which could, in turn, raise Brazil's growth potential). The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress.
Argentina: in the short term, macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets. In addition, it remains to be seen how the change in government affects economic policies, especially in a context of narrower room for maneuver.

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Chile, Colombia and Peru are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.
During 2019, Telefónica Spain represented 26.4% of the revenues (sales and services) of the Telefónica Group (26.1% in 2018). During 2019, Telefónica UK represented 14.7% of the Telefónica Group's revenues (13.9% in 2018). During 2019, Telefónica Brazil represented 20.7% of the Telefónica Group's revenues (sales and services) (20.8% in 2018). During 2019, Telefónica Hispam Norte and Telefónica Hispam Sur represented 7.8% and 13.2% of the Telefónica Group's revenues, respectively (8.4% and 13.7%, respectively, in 2018). During 2019, 4.5% of Telefónica Group's revenues came from Argentina, 4.3% from Peru and 4.0% from Chile (4.8%, 4.3% and 4.3% respectively, in 2018). Approximately 27.3% of the Group's revenues were generated in countries that do not have investment grade credit rating status (those being, in order of their contribution to the Group's revenues: Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela) and other countries are only one notch away from losing this status.
The Group could experience impairment of goodwill, deferred tax or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, deferred tax or other assets such as intangible assets, property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of units) to which the goodwill is associated at the time it is originated. By way of example, in 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros. In 2018 impairment losses in the goodwill allocated to Telefónica Móviles Mexico were recognized for a total of 350 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros (in 2018, Telefónica Móviles México derecognized deferred tax assets amounting to 327 million euros).
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2019, the Group's gross financial debt amounted to 52,364 million euros (54,702 million euros as of December 31, 2018), and the Group's net financial debt amounted to 37,744 million euros (41,074 million euros as of December 31, 2018). As of December 31, 2019, the average maturity of the debt was 10.50 years (8.98 years as of December 31, 2018) including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2019, the Group's gross financial debt scheduled to mature in 2020 amounted to 9,076 million euros, and gross financial debt scheduled to mature in 2021 amounted to 5,522 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2019. As of December 31, 2019, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,679 million euros (12,789 million euros of which were due to expire in more than 12 months).
Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2019, 6.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2020.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above

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could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2019: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 87 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 85 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group. In nominal terms, as of December 31, 2019, 74.6% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. At the same time, 20.4% of the Group's net financial debt plus commitments was denominated in currencies other than the euro.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 3 million euros for the year ended December 31, 2019, primarily due to the exposure to the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2019, taking into account derivative instruments in place.
During 2019, Telefónica Brazil represented 28.2% (27.7% in 2018), Telefónica United Kingdom represented 14.0% (12.0% in 2018), Telefónica Hispam Norte represented 5.5% (5.1% in 2018) and Telefónica Hispam Sur represented 9.2% (11.0% in 2018) of the OIBDA of the Telefónica Group.
In 2019, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 3.1 percentage points and 2.2 percentage points, respectively, mainly due to the depreciation of the Argentine peso and the Brazilian real (8.8 percentage points and 10.3 percentage points, respectively in the same period of 2018). Furthermore, translation differences in 2019 had a negative impact on the Group's equity of 163 million euros, whereas they had a negative impact on the Group's equity of 2,044 million euros in 2018.
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Note 25 to the 2019 Consolidated Financial Statements. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 24 to the 2019 Consolidated Financial Statements.
An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions. The Telefónica Group, due to the nature of its activity, is exposed

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to risks in the field of compliance with anti-corruption legislation, which increases the likelihood of occurrence of this risk. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the abovementioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Events after the reporting period
The events regarding the Company that took place between the reporting date and the date of preparation of the accompanying financial statements have been disclosed in Note 22.

Annual Corporate Governance Report
See Chapter 4 (Annual Corporate Governance Report) of the 2019 Consolidated Management Report of Telefónica, S.A.

Telefónica, S.A. 96

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor´s report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A., (the Parent company) and its subsidiaries composing the Telefónica Group (the Group), which comprise the statement of financial position as at December 31, 2019, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flow and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at December 31, 2019, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated annual accounts* section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

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R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
Goodwill measurement	
As described in notes 3 and 7 to the consolidated annual accounts, the Group`s consolidated goodwill balance amount to €25,403 million at December 31, 2019. To assess if there is an impairment in the goodwill, to which the cash-generating units relates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amounts of each cash-generating units as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors. Management´s cash flows projections involved significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. As described in note 7, an impairment loss of €206 million has been recognised during the year on the goodwill related to the Argentina cash-generating unit as a result of the worsening of macroeconomic conditions in that country, and specific factors in the local market. In addition, as described in note 7, the recoverable amounts of the Argentina and Peru cash-generating units shows an increased risk of impairment of the goodwill due to changes in the key assumptions. We identify this matter as a key audit matter due to the significant judgements made by management when estimating the key assumptions that supports the recoverable amounts of the cash-generating units which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.	We have performed audit procedures, assisted by our valuation experts, on the process followed by the directors and management to determine the recoverable amount, fair value less cost to sell and value in use, of the cash-generating units to which the goodwill relates, including: • Understanding of the control environment, assessment and testing of the relevant controls over the process for assessing goodwill impairment to determine the recoverable amount of the cash-generating units. • Verification of the consistency of the data used in the calculation of the value in use with respect to the strategic plans approved by the Board of Directors. • Analysis of the degree of fulfilment of the budget versus the strategic plan approved in the previous year. • Assessment of the key assumptions employed to determine the recoverable amount, testing reasonableness and consistency based on a comparison with market information and industry data. • Sensitivity analysis over key assumptions. • Evaluation of the adequacy of the disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's assessment to be reasonable, its estimation of the key assumptions is within a reasonable range, and its conclusions on the valuation of goodwill are consistent with the information contained in the accompanying consolidated annual accounts.

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Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
Revenue recognition (Unbilled revenue) Telefónica Group revenues come mainly from the sale of products and the provision of various telecommunications services. Revenues arising from these products and services, that may be sold separately or bundled in packages, are allocated among the identifiable performance obligations based on the independent selling price of each individual component over the total price of the bundled, and are recognised when the obligation is satisfied. Group's revenue recognition relies significantly on its information systems and technological structure, which includes a large number of systems used in the Group Companies' operations. Furthermore, the Group has continued implementing plans to transform some of the systems that support relevant revenue processes during the year. For those revenues which revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data from different sources and revenue streams processed by the information systems, and historical information. We identify this matter as a key audit matter due to the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of auditor judgement and effort in designing and performing audit procedures. See notes 3 and 14 to the accompanying consolidated annual accounts.	We have performed audit procedures, assisted by our process and IT system specialists, on the revenue recognition process, including: • Understanding of the control environment, assessment and testing the relevant controls over the process and the IT general controls over the main systems involved in the process. • Assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed and the accuracy of the data used in the estimation. • Testing over revenue transactions and evaluating the corresponding audit evidence, using sampling techniques. • Testing billings completed following the year-end and consistency with the estimates made, using sampling techniques. Based on the procedures performed, we consider management's estimates to be reasonable as regards the recognition of revenue from sales and provisions of services rendered and not yet billed at the year end.

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Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
Provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brasil	
As described in notes 3, 24 and 25, to the consolidated annual accounts, the Group has recognized €348 million and €253 million related to tax and regulatory liabilities in Telefonica Brasil for the resolution of pending litigation when management determines that a loss is probable, and the amount of the loss can be reasonable estimated. Management does not recognize a provision for an estimated loss is accrued in the consolidated annual accounts for unfavorable outcomes when, after assessing the information available, management concluded that it is not probable that a loss has been incurred in any of the pending litigation. In notes 24 and 25, the Group discloses contingencies of Telefonica Brasil when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment. We identify this matter as a key audit matter due the significant judgements made by management when assessing the amount and the likelihood of a loss being incurred in Telefonica Brasil. This in turn led to a high degree of auditor judgement and effort in evaluating management´s judgements in the estimation of the loss contingencies related to tax and regulatory contingencies in Telefonica Brasil.	We have performed audit procedures assisted by our experts in tax and regulatory matters over the process followed by the Telefónica Group to identify and assess lawsuits and claims in progress in Telefonica Brasil, including: • Understanding and testing relevant internal controls related to the identification and recognition. • Obtaining and evaluating confirmations of internal and external advisors of Telefónica Brasil. • Evaluating the reasonableness of management's assessment regarding whether an unfavourable outcome is reasonably possible or probable and reasonably estimable. • Evaluation of the adequacy of the contingencies disclosures in the consolidated annual accounts. Based on the procedures performed, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts in relation to the provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brasil.
First-time adoption of IFRS 16 leases	
As described in notes 2 and 3 to the consolidated annual accounts, the Telefónica Group has adopted IFRS 16-Leases as effective dated January 1, 2019 using the modified retrospective approach. The comparative information for prior-year periods was not restated. The adoption of this new standard has given rise to rights of use assets of €7,616 million and lease liabilities of €7,600 million as of January 1, 2019.	We have performed audit procedures over the adoption process of IFRS 16 - Leases, including: • Understanding and assessment of accounting policies used by management in the determination, calculation and accounting of leases in accordance with the standard, as well as the practical solutions employed. • Understanding of the control environment, assessment and testing relevant controls over the adoption process.

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Telefónica, S.A. and its subsidiaries

Key audit matter	How our audit addressed the key audit matter
As described in note 2 to the consolidated annual accounts, the adoption process has been complex due to factors such as the high number of contracts in the Group, the diversity of data sources, the customization of information systems to map all the leases information and management´s judgements to determine the lease terms and the estimation of discount rates. We identify this matter as a key audit matter because of the complexity of the process due to the volume of contracts, data sources and systems involved in recognizing the amount of rights of use assets and lease liabilities based on the judgment to determine the lease terms and the estimated discount rates. This in turn led to a high degree of judgement and effort in performing the procedures designed to assess the first-time adoption of IFRS 16-Leases.	• Testing over completeness and accuracy of the leases contract information recorded in the systems. • Assessment of management's assumptions to determine lease terms and, with the assistance of our financial instruments valuation experts, the assumptions used to estimate discount rates. • Evaluating the adequacy of disclosures included in the consolidated annual accounts in accordance with the applicable legislation. Based on the procedures performed, we consider management's judgements to be reasonable in relation to the adoption of the standard and consistent with the information contained in the accompanying consolidated annual accounts.

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2019 financial year, the formulation of which is the responsibility of the Parent company´s directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the information contained in the consolidated management report is defined in the legislation governing the audit practice, which establishes two distinct levels in this regard:

a) A specific level applicable to the consolidated statement of non-financial information and certain information included in the Annual Corporate Governance Report, as defined in article 35.2 b) of Audit Act 22/2015, that consists of verifying solely that the aforementioned information has been provided in the management report or, if appropriate, that the consolidated management report includes the pertinent reference in the manner provided by the legislation and if not, we are required to report that fact.

b) A general level applicable to the rest of the information included in the consolidated management report that consists of evaluating and reporting on the consistency between that information and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned financial statements and does not include information different to that obtained as evidence during our audit, as well as evaluating and reporting on whether the content and presentation of that part of the consolidated management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have ascertained that the information mentioned in paragraph a) above has been provided in the consolidated management report and that the rest of the information contained in the consolidated management report is consistent with that contained in the consolidated annual accounts for the 2019 financial year, and its content and presentation are in accordance with the applicable regulations.

5

Telefónica, S.A. and its subsidiaries

Responsibility of the directors and the audit and control committee for the consolidated annual accounts

The Parent company´s directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with International Financial Reporting Standards as adopted by the European Union and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company´s directors are responsible for assessing the Group´s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the aforementioned directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Parent company´s audit and control committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group´s internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company´s directors.

- Conclude on the appropriateness of the Parent company´s directors´ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group´s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor´s report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

6

Telefónica, S.A. and its subsidiaries

- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company´s audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company´s audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the audit and control committee those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Parent company´s audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor´s report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

The opinion expressed in this report is consistent with the content of our additional report to the Parent company's audit and control committee dated February 18, 2020.

Appointment period

The General Ordinary Shareholders' Meeting held on May 12, 2016 appointed us as auditors of the Group for a period of three years, as from the year ended December 31, 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are described in note 29.e) of the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Virginia Arce Peralta (16096)

February 20, 2020

7

Telefónica, S.A. and subsidiaries composing the Telefónica Group
CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) AND CONSOLIDATED MANAGEMENT REPORT for 2019
2 0 1 9

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica, S.A. 2

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica Group
Consolidated statements of financial position at December 31

Millions of euros	Notes	2019	2018
ASSETS
A) NON-CURRENT ASSETS		94,549	90,707
Intangible assets	(Note 6)	16,034	16,856
Goodwill	(Note 7)	25,403	25,748
Property, plant and equipment	(Note 8)	32,228	33,295
Rights of use	(Note 9)	6,939	—
Investments accounted for by the equity method	(Note 10)	140	68
Financial assets and other non-current assets	(Note 12)	7,123	7,109
Deferred tax assets	(Note 25)	6,682	7,631
B) CURRENT ASSETS		24,328	23,340
Inventories	(Note 13)	1,999	1,692
Receivables and other current assets	(Note 14)	10,785	10,579
Tax receivables	(Note 25)	1,561	1,676
Other current financial assets	(Note 15)	3,123	2,209
Cash and cash equivalents	(Note 16)	6,042	5,692
Non-current assets classified as held for sale	(Note 30)	818	1,492
TOTAL ASSETS (A+B)		118,877	114,047

	Notes	2019	2018
EQUITY AND LIABILITIES
A) EQUITY		25,450	26,980
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	17,118	17,947
Equity attributable to non-controlling interests	(Note 17)	8,332	9,033
B) NON-CURRENT LIABILITIES		63,236	57,418
Non-current financial liabilities	(Note 18)	43,288	45,334
Non-current lease liabilities	(Note 20)	5,626	—
Payables and other non-current liabilities	(Note 21)	2,928	1,890
Deferred tax liabilities	(Note 25)	2,908	2,674
Non-current provisions	(Note 24)	8,486	7,520
C) CURRENT LIABILITIES		30,191	29,649
Current financial liabilities	(Note 18)	9,076	9,368
Current lease liabilities	(Note 20)	1,600	—
Payables and other current liabilities	(Note 22)	14,903	15,485
Current tax payables	(Note 25)	2,560	2,047
Current provisions	(Note 24)	1,672	1,912
Liabilities associated with non-current assets classified as held for sale	(Note 30)	380	837
TOTAL EQUITY AND LIABILITIES (A+B+C)		118,877	114,047
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Telefónica, S.A. 3

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica Group
Consolidated income statements for the years ended December 31

Millions of euros	Notes	2019	2018	2017
Revenues	(Note 26)	48,422	48,693	52,008
Other income	(Note 26)	2,842	1,622	1,489
Supplies		(13,635)	(14,013)	(15,022)
Personnel expenses	(Note 26)	(8,066)	(6,332)	(6,862)
Other expenses	(Note 26)	(14,444)	(14,399)	(15,426)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		15,119	15,571	16,187
Depreciation and amortization	(Note 26)	(10,582)	(9,049)	(9,396)
OPERATING INCOME		4,537	6,522	6,791
Share of income (loss) of investments accounted for by the equity method	(Note 10)	13	4	5
Finance income		842	1,458	1,073
Exchange gains		2,461	3,389	3,958
Finance costs		(2,795)	(2,690)	(3,363)
Exchange losses		(2,340)	(3,112)	(3,867)
Net financial expense	(Note 19)	(1,832)	(955)	(2,199)
PROFIT BEFORE TAX		2,718	5,571	4,597
Corporate income tax	(Note 25)	(1,054)	(1,621)	(1,219)
PROFIT FOR THE YEAR		1,664	3,950	3,378
Attributable to equity holders of the Parent		1,142	3,331	3,132
Attributable to non-controlling interests	(Note 17)	522	619	246
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 26)	0.17	0.57	0.56
The accompanying notes and appendices are an integral part of these consolidated income statements.

Telefónica, S.A. 4

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica Group
Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2019	2018	2017
Profit for the year	1,664	3,950	3,378
Other comprehensive (loss) income	(111)	(2,390)	(4,820)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	2	9	26
Income tax impact	—	(3)	6
Reclassification of (gains) losses included in the income statement (Note 19)	(62)	—	33
Income tax impact	—	—	—
	(60)	6	65
Gains (losses) on hedges	361	935	62
Income tax impact	(98)	(243)	6
Reclassification of (gains) losses included in the income statement (Note 19)	(439)	(706)	162
Income tax impact	118	181	(40)
	(58)	167	190
(Losses) gains on hedges costs	(14)	51	—
Income tax impact	4	(13)	—
Reclassification of (gains) losses included in the income statement (Note 19)	(4)	(2)	—
Income tax impact	1	1	—
	(13)	37	—
Share of (losses) gains recognized directly in equity of associates and others	—	(34)	8
Income tax impact	—	1	(2)
Reclassification of (gains) losses included in the income statement	(7)	—	—
Income tax impact	—	—	—
	(7)	(33)	6
Translation differences (Note 17)	96	(2,602)	(5,094)
Total other comprehensive (loss) income recognized for the year (Items that may be reclassified subsequently to profit or loss)	(42)	(2,425)	(4,833)
Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(188)	203	14
Income tax impact	45	(24)	(1)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	89	—	—
	(54)	179	13
(Losses) gains from financial assets measured at fair value through comprehensive income	(1)	(133)	—
Income tax impact	(14)	(11)	—
	(15)	(144)	—
Total other comprehensive (loss) income recognized for the year (Items that will not be reclassified subsequently to profit or loss)	(69)	35	13
Total comprehensive income (loss) recognized for the year	1,553	1,560	(1,442)
Attributable to:
Equity holders of the parent and other holders of equity instruments	1,118	1,513	(858)
Non-controlling interests	435	47	(584)
	1,553	1,560	(1,442)
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A. 5

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica Group
Consolidated statement of changes in equity for the year ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980
Adjustment on initial application of new reporting (Note 17)						11	—				11	5	16
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	14,896	(369)	560	44	(14,751)	17,958	9,038	26,996
Profit for the year	—	—	—	—	—	1,142	—	—	—	—	1,142	522	1,664
Other comprehensive income (loss) for the year	—	—	—	—	—	(35)	(75)	(57)	(20)	163	(24)	(87)	(111)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,107	(75)	(57)	(20)	163	1,118	435	1,553
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(2,046)	—	—	—	—	(2,046)	(710)	(2,756)
Net movement in treasury shares	—	—	(80)	—	—	(5)	—	—	—	—	(85)	—	(85)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(89)	—	—	—	—	(89)	(418)	(507)
Undated deeply subordinated securities (Note 17)	—	—	—	747	—	(256)	—	—	—	—	491	(12)	479
Translation effect of financial statements in hyperinflation economies (Note 2)	—	—	—	—	—	(258)	—	—	—	—	(258)	—	(258)
Other movements	—	—	—	—	—	29	—	—	—	—	29	(1)	28
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	13,378	(444)	503	24	(14,588)	17,118	8,332	25,450
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A. 6

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica Group
Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
Adjustment on initial application of new reporting (Note 17)	—	—	—	—	—	817	(305)	—	—	—	512	66	578
Initial impact of hyperinflation in Argentina	—	—	—	—	—	(1,114)	—	—	—	3,147	2,033	—	2,033
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	14,435	(231)	384	37	(12,707)	19,465	9,764	29,229
Profit for the year	—	—	—	—	—	3,331	—	—	—	—	3,331	619	3,950
Other comprehensive income (loss) for the year	—	—	—	—	—	181	(138)	176	7	(2,044)	(1,818)	(572)	(2,390)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,512	(138)	176	7	(2,044)	1,513	47	1,560
Dividends and distribution of profit (Note 17)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(906)	(2,957)
Net movement in treasury shares	—	—	2	—	—	(1)	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	232	—	—	—	—	232	139	371
Undated deeply subordinated securities (Note 17)	—	—	—	(22)	—	(392)	—	—	—	—	(414)	(12)	(426)
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(799)	—	—	—	—	(799)	—	(799)
Other movements	—	—	—	—	—	—	—	—	—	—	—	1	1
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980

Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	13,928	9	191	31	(11,575)	18,157	10,228	28,385
Profit for the year	—	—	—	—	—	3,132	—	—	—	—	3,132	246	3,378
Other comprehensive income (loss) for the year	—	—	—	—	—	16	65	193	6	(4,270)	(3,990)	(830)	(4,820)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,148	65	193	6	(4,270)	(858)	(584)	(1,442)
Dividends and distribution of profit (Note 17)	—	—	—	—	2	(2,021)	—	—	—	—	(2,019)	(583)	(2,602)
Net movement in treasury shares	—	—	35	—	—	—	—	—	—	—	35	—	35
Acquisitions and disposals of non-controlling interests and business combinations	—	—	754	—	—	449	—	—	—	(9)	1,194	649	1,843
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	154	1,311	—	(285)	—	(443)	—	—	—	—	737	(12)	725
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(328)	—	—	—	—	(328)	—	(328)
Other movements	—	—	3	—	—	(1)	—	—	—	—	2	—	2
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A. 7

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Telefónica Group
Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2019	2018	2017
Cash received from operations	(Note 28)	57,699	58,815	63,456
Cash paid from operations	(Note 28)	(41,224)	(42,891)	(46,929)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,725)	(1,636)	(1,726)
Taxes proceeds/(paid)	(Note 28)	272	(865)	(1,005)
Net cash flow provided by operating activities	(Note 28)	15,022	13,423	13,796
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 28)	(7,659)	(8,585)	(8,992)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	1,723	29	40
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(12)	(3)	(128)
Proceeds on financial investments not included under cash equivalents	(Note 28)	1,835	1,004	296
Payments on financial investments not included under cash equivalents	(Note 28)	(1,132)	(965)	(1,106)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(396)	(202)	(357)
Government grants received		—	37	2
Net cash flow used in investing activities	(Note 28)	(5,641)	(8,685)	(10,245)
Dividends paid	(Note 28)	(2,742)	(2,794)	(2,459)
Proceeds from share capital increase	(Note 28)	—	—	2
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(504)	379	1,269
Operations with other equity holders	(Note 28)	390	(561)	646
Proceeds on issue of debentures and bonds and other debts	(Note 28)	4,186	4,289	8,390
Proceeds on loans, borrowings and promissory notes	(Note 28)	1,702	3,973	4,844
Repayments of debentures and bonds and other debts	(Note 28)	(3,653)	(4,654)	(6,687)
Repayments of loans, borrowings and promissory notes	(Note 28)	(6,356)	(4,040)	(6,711)
Lease principal payments	(Note 20)	(1,518)	—	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(526)	(472)	(1,046)
Net cash used in financing activities	(Note 28)	(9,021)	(3,880)	(1,752)
Effect of changes in exchange rates		7	(244)	(341)
Cash reclassified to assets held for sale	(Note 30)	(14)	(111)	—
Effect of changes in consolidation methods and others		(3)	(3)	(2)
Net increase (decrease) in cash and cash equivalents during the year		350	500	1,456
CASH AND CASH EQUIVALENTS AT JANUARY 1	(Note 16)	5,692	5,192	3,736
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 16)	6,042	5,692	5,192
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT JANUARY 1	(Note 16)	5,692	5,192	3,736
Cash on hand and at banks		4,886	3,990	2,077
Other cash equivalents		806	1,202	1,659
BALANCE AT DECEMBER 31	(Note 16)	6,042	5,692	5,192
Cash on hand and at banks		5,209	4,886	3,990
Other cash equivalents		833	806	1,202
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. 8

Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2019

Telefónica, S.A. 9

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.
The accompanying consolidated financial statements for the year ended December 31, 2019 were approved by the Company’s Board of Directors at its meeting on February 19, 2020 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Telefónica, S.A. 10

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2019, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.
Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2019 include the figures for 2018, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, they also include those of 2017.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2019 and 2018 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.

Impact of adopting IFRS 16 Leases
On January 1, 2019 IFRS 16 Leases ("IFRS 16") became effective, resulting in changes in the accounting policies applied to lease contracts in prior periods.
IFRS 16 requires lessees to recognize assets and liabilities arising from lease contracts in the statement of financial position. A lessee may elect not to apply the general requirements to short-term leases and leases of low-value assets.
The Group acts as a lessee on a very significant number of lease agreements over different assets. This mainly include third-party towers, circuits, office buildings and stores and land where its own towers are located. A significant portion of these contracts was accounted for as operating lease under the previous lease standard, with lease expenses being recognized on a straight-line basis over the contract term.
The implementation of IFRS 16 in the Group was highly complex due to factors such as the high number of contracts affected and the diversity of data source systems, as well as the need to make certain estimates. These estimates included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, assumptions are required to calculate the discount rate, which is based mainly on the incremental borrowing rate of interest for the estimated term.
The standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Group has adopted the latter transition method; therefore, the Group has recognized the cumulative effect of initial application as an adjustment to equity at the transition date, January 1, 2019, amounting to 16 million euros (see Note 17). Consequently, the 2018 information presented for comparative purposes has not been restated (i.e., it is prepared and presented in accordance with the accounting standard effective at that moment: under IAS 17 Leases). Moreover, the Group has applied the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts identified as leases under the previous accounting standard.

Telefónica, S.A. 11

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The Group applied the following options available in the standard for the transition to the new requirements:

•
Right of use asset measurement: for a vast majority of leases the Group has recognized a right-of-use asset at the date of initial application measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

•
Discount rates: the Group has applied a single discount rate to a portfolio of leases with reasonably similar characteristics such as lease term, class of underlying asset, currency and economic environment.

•	Leases expiring in 2019: the Group has used the practical exemption from application of the new requirements to leases whose lease term ends within 12 months of the date of initial application.

•	Initial direct costs: the Group has excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application.
The modifications introduced by IFRS 16 have had a significant impact on the group's financial statements since the date of adoption, as shown below:

Millions of euros	Impact of the first application
Opening balance of rights of use at January 1, 2019 (Note 9)	7,870
Impact of IFRS 16 on rights of use of companies held for sale at December 31, 2018 (1)	155
Reclassification of property, plant and equipment deriving from finance leases under IAS 17 (Note 8)	(249)
Reclassification of advance payments of lease contracts in force at December 31, 2018	(178)
Accounts receivable for subleases	18
Impact of IFRS 16 on assets at transition date	7,616

Opening balance of lease liabilities at January 1, 2019 (Note 20)	7,705
Impact of IFRS 16 on lease liabilities of companies held for sale at December 31, 2018 (1)	152
Reclassification of finance lease liabilities under IAS 17 at December 31, 2018	(201)
Reclassification of other liabilities at December 31, 2018	(56)
Impact of IFRS 16 on liabilities at transition date	7,600

Impact of IFRS 16 on equity at transition date (Note 17)	16
(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 30).

The weighted average lessee's incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at the date of initial application ranges from 2.4% to 3.0%.
The main differences between operating lease commitments disclosed in the Group's annual consolidated financial statements of 2018 and lease liabilities recognized upon transition relate to, among others:

•
Differences relating to the contract population considered: lease liabilities under IFRS 16 do not include short-term leases or leases of low-value or intangible assets, while those are included in the expected payment schedule.

•	Payments relating to contracts that can be canceled without penalty are not included within lease payment commitments, but they are included in the lease liability under IFRS 16.

•
Differences in the lease term: extension options that are reasonably certain are part of the measurement of the lease liability, whereas they are not taken into consideration in the estimated payments schedule for operating leases. In addition to this, the discount rates used also differ, as a result of such differences in the terms considered.

The table below shows the reconciliation between the operating lease obligations as reported in the consolidated financial statements of 2018 and the opening balance of lease liabilities under IFRS 16:

Millions of euros	1/1/2019
Present value of future payments for operating leases at December 31, 2018	7,229
Present value of future payments for operating leases of companies held for sale at December 31, 2018 (1)	(98)
Finance lease liabilities under IAS 17	201
Low cost and/or short-term lease contracts	(337)
Cancelable contracts without penalty cost	541
Differences in lease term and discount rates	247
Other items	(78)
Opening balance of lease liabilities at January 1, 2019 (Note 20)	7,705
(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 30).

Telefónica, S.A. 12

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Following is a summary of estimated impacts of IFRS 16 on the Group’s consolidated income statement in 2019, presented on a voluntary basis:

	2019
Millions of euros	IFRS 16	IAS 17	IFRS 16 Impact
Revenues	48,422	48,422	—
Other income	2,842	3,032	(190)
Supplies	(13,635)	(14,490)	855
Personnel expenses	(8,066)	(8,070)	4
Other expenses	(14,444)	(15,284)	840
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,119	13,610	1,509
Depreciation and amortization	(10,582)	(8,950)	(1,632)
OPERATING INCOME	4,537	4,660	(123)
Share of income (loss) of investments accounted for by the equity method	13	13	—
Finance income	842	842	—
Exchange gains	2,461	2,449	12
Finance costs	(2,795)	(2,599)	(196)
Exchange losses	(2,340)	(2,310)	(30)
Net financial expense	(1,832)	(1,618)	(214)
PROFIT BEFORE TAX	2,718	3,055	(337)
Corporate income tax	(1,054)	(1,104)	50
PROFIT FOR THE YEAR	1,664	1,951	(287)
Attributable to equity holders of the Parent	1,142	1,383	(241)
Attributable to non-controlling interests	522	568	(46)
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.17	0.21	(0.05)
The impact in Other income is due to the different approach under IFRS 16 to determine the gain on sale and leaseback transactions (see Note 20).
In addition, as explained in Note 28, the statement of cash flows was also impacted by IFRS 16. The main impact is the recording within the “cash flow from financing activities” of principal payments for lease contracts amounting to 1,518 million euros (see Note 20), as well as the recording of interests related to said contracts under the heading “interest payments and other financial expenses” amounting to 185 million euros (see Note 20). Until the entry into force of IFRS 16 the operating leases payments were recorded under "Cash paid from operations". Payments for low cost and short-term leases continue to be recorded under "Cash received from operations" (see Note 9).
Impact of adopting new accounting standards in 2018
On January 1, 2018 the new IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective, resulting in changes in the accounting policies applied in prior periods.
IFRS 15 Revenues from Contracts with Customers
IFRS 15 sets out the requirements for recognizing revenue from contracts with customers. The Group has adopted IFRS 15 using one of the two transition methods allowed: the modified retrospective method, with the cumulative effect from initial application recognized as an adjustment to the opening balance of retained earnings at the date of initial application on January 1, 2018, with a corresponding impact in "Non-controlling interests" (see Note 17). Accordingly, the 2017 information presented for comparative purposes was not restated - i.e. it is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.
The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to revenue recognition under the new model in IFRS 15 are set out in Note 3. The most significant impacts relate to the first-time recognition of contract assets, that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the capitalization and deferral of the incremental costs of obtaining contracts, that under IFRS 15, result in the later recognition of customer acquisition costs.

Telefónica, S.A. 13

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The impacts of adopting IFRS 15 on the Group’s financial statements for the year ended December 31, 2018 are set out below:

Millions of euros	12/31/2018
ASSETS	IFRS 15	IAS 18	IFRS 15 impact
A) NON-CURRENT ASSETS	90,707	90,448	259
Intangible assets	16,856	16,856	—
Goodwill	25,748	25,748	—
Property, plant and equipment	33,295	33,295	—
Investments accounted for by the equity method	68	68	—
Financial assets and other non-current assets	7,109	6,823	286
Deferred tax assets	7,631	7,658	(27)
B) CURRENT ASSETS	23,340	22,540	800
Inventories	1,692	1,692	—
Receivables and other current assets	10,579	9,789	790
Tax receivables	1,676	1,666	10
Other current financial assets	2,209	2,209	—
Cash and cash equivalents	5,692	5,692	—
Non-current assets classified as held for sale	1,492	1,492	—
TOTAL ASSETS (A+B)	114,047	112,988	1,059

Millions of euros	12/31/2018
EQUITY AND LIABILITIES	IFRS 15	IAS 18	IFRS 15 Impact
A) EQUITY	26,980	26,193	787
Equity attributable to equity holders of the parent and other holders of equity instruments	17,947	17,262	685
Equity attributable to non-controlling interests	9,033	8,931	102
B) NON-CURRENT LIABILITIES	57,418	57,267	151
Non-current financial liabilities	45,334	45,334	—
Payables and other non-current liabilities	1,890	1,903	(13)
Deferred tax liabilities	2,674	2,510	164
Non-current provisions	7,520	7,520	—
C) CURRENT LIABILITIES	29,649	29,528	121
Current financial liabilities	9,368	9,368	—
Payables and other-current liabilities	15,485	15,460	25
Current tax payables	2,047	1,951	96
Current provisions	1,912	1,912	—
Liabilities associated with non-current assets classified as held for sale	837	837	—
TOTAL EQUITY AND LIABILITIES (A+B+C)	114,047	112,988	1,059

Telefónica, S.A. 14

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	2018
INCOME STATEMENT	IFRS 15	IAS 18	IFRS 15 Impact
Revenues	48,693	48,728	(35)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,571	15,495	76
Depreciation and amortization	(9,049)	(9,049)	—
OPERATING INCOME	6,522	6,446	76
Share of income (loss) of investments accounted for by the equity method	4	4	—
Net financial expense	(955)	(944)	(11)
PROFIT BEFORE TAX	5,571	5,506	65
Corporate income tax	(1,621)	(1,609)	(12)
PROFIT FOR THE YEAR	3,950	3,897	53
Attributable to equity holders of the Parent	3,331	3,291	40
Attributable to non-controlling interests	619	606	13
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.57	0.56	0.01
IFRS 9 Financial Instruments
IFRS 9 set out a new accounting framework for the recognition, classification, measurement and derecognition of financial instruments, impairment losses on financial assets and hedge accounting. The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to financial instruments under IFRS 9 are set out in Note 3.
Pursuant to the transition provisions in IFRS 9, the Group has elected the exemption not to restate comparative periods to be presented in the year of initial application (i.e. 2017 information presented for comparative purposes is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 39 Financial Instruments: Recognition and Measurement, and related interpretations). The difference in the carrying amounts of financial assets and financial liabilities resulting from the adoption of the new requirements is recognized in "retained earnings" as of January 1, 2018 (see Note 17).
The main impact of adopting IFRS 9 on the Group’s financial statements resulted in an increase amounting to 221 million euros over the bad debt provision balance and fair value adjustments on customer receivables. In addition to this, financial assets have changed to the new measurement categories under IFRS 9 (see Note 16).
Translation of Telefónica Venezolana’s financial statements
Venezuela has been considered a hyperinflationary economy since 2009. We regularly review the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date. On August 20, 2018 Venezuela introduced the Bolivar Soberano (VES), which replaced the Bolívar Fuerte (VEF) removing five zeros (1 VES = 100,000 VEF).

In light of the economic environment and in the absence of official rates that are representative of the situation in Venezuela, the Group maintained its policy for estimating an exchange rate to match the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements more accurately (hereinafter, synthetic exchange rate).
At December 31, 2019, the synthetic exchange rate was calculated considering the inflation rates that were published (9,585.5% from January to December 2019). The inflation rate applied by the Group to Venezuela for January to December 2018 was 2,106,600.6%. Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2019 amounts to 68,448 VES/USD (7,608 VES/USD as of December 31, 2018).
The official reference exchange rate at December 31, 2019 was 46,621 VES/USD (638 VES/USD at December 31, 2018).
The translation of the financial statements of Telefónica Venezolana in 2019 had an impact in retained earnings amounting to -212 million euros (-23 million euros in 2018).
The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group, by applying the synthetic exchange rate:

Telefónica, S.A. 15

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	2019	2018	2017
Revenues	79	18	106
Operating income before depreciation and amortization (OIBDA)	17	3	34
Depreciation and amortization	(10)	(67)	(103)
Operating income	7	(64)	(69)
Net financial expense (1)	63	216	81
Profit before tax	70	152	9
Corporate income tax (2)	3	(186)	(138)
Result for the year	73	(34)	(129)
Net cash flow provided by operating activities	14	7	35
Capital expenditures (CapEx)	20	2	9
Non-current assets	43	238	295
(1) Mainly resulting from the hyperinflation adjustment to the net monetary position and the exchange differences arising from foreign currency items held by Telefónica Venezolana.
(2) Mainly deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
Hyperinflation in Argentina
Argentina has been considered a hyperinflationary economy since 2018 and the Group applied hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information for periods ended after July 1, 2018.
As of January 1, 2018 the total impact in net equity amounted to 2,033 million euros (see consolidated statement of changes in equity), which included the transfer of 3,147 million euros of translation differences arisen prior to the economy being considered as hyperinflationary, as a consequence of the full retrospective application of IAS 29.
The main impacts of the application of hyperinflation adjustments in Argentina in the consolidated financial statements of the Group for the years 2019 and 2018, are summarized below:

Millions of euros	2019	2018
Revenues	(104)	(313)
Operating income before depreciation and amortization (OIBDA)	(39)	(148)
Depreciation and amortization	(207)	(160)
Operating income	(246)	(308)
Financial result	40	59
Income tax	(73)	(57)
Result for the year	(280)	(306)
Capital expenditures (CapEx)	(13)	(70)

The translation of the financial statements of the Group companies in Argentina in 2019 had an impact in Retained earnings amounting to -46 million euros (-776 million euros in 2018)
Sale of Antares
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A. for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale, amounting to 793 million euros and 661 million euros, respectively.
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded. This transaction generated a gain in the consolidated income statement of 2019 amounting to 98 million euros, under "Other income". In addition, it has involved an equity reclassification between "Actuarial gains and losses and impact of limit on assets for defined benefit pension plans" and "Retained earnings" amounting to 89 million euros.
Sale of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million euros of which corresponds to Telefónica Móviles Guatemala and 277 million euros of which corresponds to Telefónica Móviles El Salvador). At December 31, 2018, the assets corresponding to those companies were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale.
The closing of the sale of Telefónica Móviles Guatemala took place the same day. This transaction did not have a significant impact in the consolidated financial statements of 2019. Due to the exclusion of Telefónica Móviles Guatemala from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 114 million euros.
At the date of approval of these financial statements, the closing of the Telefónica El Salvador sale is pending approval by the competition authority (see Note 30).

Telefónica, S.A. 16

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Sale of Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and Telefónica de Costa Rica
On February 20, 2019 Telefónica reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica Centroamérica Inversiones, S.L. of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.
The aggregate amount of the transaction (enterprise value) for all the companies is 1,650 million US dollars (approximately 1,455 million euros at the exchange rate of the date of the agreement).
On May 16, 2019, after obtaining the relevant regulatory approvals, Telefónica Centroamérica de Inversiones, S.L. transferred the entire share capital of Telefonía Celular de Nicaragua, S.A. to Millicom International Cellular, S.A. for an amount of 437 million US dollars, approximately 390 million euros at that date. The impact of this transaction in the consolidated income statement for 2019 amounted to 172 million euros, under "Other income" (Note 26).
On August 29, 2019, after obtaining the relevant regulatory approvals, the entire share capital of Telefónica Moviles Panamá, S.A. was transferred to Cable Onda S.A. subsidiary of Millicom International Cellular, S.A., for an amount of 594 million US dollars, approximately 536 million euros at that date. The impact of this transaction in the consolidated income statement of 2019 amounted to 190 million euros, under "Other income" (Note 26).
As a result of the exclusion of Telefonía Celular de Nicaragua, S.A. and Telefónica Móviles Panamá, S.A. from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 112 million euros and 188 million euros, respectively.
At the date of approval of the financial statements, the closing of the sale of Telefónica de Costa Rica sale is subject to applicable regulatory conditions (see Note 30).
Individual Suspension Plan
On September 27, 2019, Telefónica Spain signed the II Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. The overall resources plan that was approved is based on:

•
Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an Individual Suspension Plan which is entirely voluntary for 2019 (with the same conditions as the previous one).

•
Training, reskilling and upskilling plan that enables improving skills and taking advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation).

The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the accompanying consolidated income statement for 2019 (see Note 24).
The update of the provision of the plan included in the previous collective agreement, together with the updated termination plans, entailed an expense of 297 and 165 million euros in the 2018 and 2017 consolidated income statement, respectively (see Note 24).
Sale of a portfolio of Data Centers
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 Data Centers located in seven jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.) for a total amount of 550 million euros.
In accordance with this agreement, in July, 2019 Telefónica transferred nine of the Data Centers (located in Spain, Brazil, Mexico, Peru, Chile and Argentina) for a total amount of 472 million euros. In December 2019 Telefónica transferred the Data Center located in USA for 43 million euros (Note 28).
The total capital gain reflected in "Other income" generated in 2019 amounted to 213 million euros (Note 26).
At the date of issue of these consolidated financial statements, the remaining Data Center located in Spain is pending to be transferred, subject to several authorizations and administrative procedures.
Transformation of the operating model of Telefónica México
On November 21, 2019 Pegaso PCS, S.A. de C.V. (Telefónica México) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (AT&T Mexico) entered into a Wholesale Access Services Agreement (see Note 29.c), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.
The Wholesale Agreement will be of a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will discontinue using the licensed spectrum used in the past to operate its network.

Telefónica, S.A. 17

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The main impacts of the transformation of the operating model of Telefónica México in 2019 consolidated financial statements were as follows:

•
A provision amounting to 167 million euros with a counterparty in Other expenses (see Note 26) due to the impact in certain pre-existing service contracts (energy supply, access to fiber optic networks and others), and additional restructuring expenses amounting to 44 million euros.

•
A net loss amounting to 27 million euros, due to the partial return of spectrum licenses, -123 million euros corresponding to fully paid licenses (see Notes 6 and 26), and +95 million euros corresponding to licenses with deferred payments (associated debt) that were released (see Note 26).

•
Accelerated depreciation of property, plant and equipment and amortization of rights of use due to the reduction of the useful lives of certain assets, with an impact of 36 million euros in the 2019 consolidated income statement.

•	Reduction of payables for spectrum acquisition amounting to 508 million euros due to the cancelation of the debt associated with the licenses that were returned (see Note 21).
Additionally, Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros (see Note 25), due to the new estimations regarding the time horizon in which the Group expects to recover the assets. In 2018 Telefónica Mexico reversed deferred tax assets amounting to 327 million euros.
IFRIC 23 Uncertainty over Income Tax Treatment
This interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 (see Note 3.n). The Group's current practice is in line with this interpretation, so the application of these requirements did not have a significant impact on the Group's results in the period. These items are now presented in the statement of financial position under the headings Deferred tax liabilities or Current tax payables, depending on whether they are deferred tax liabilities or current tax liabilities, as appropriate. This involved a reclassification from the heading Provisions amounting to 856 million euros (see Notes 24 and 25).
Court proceedings in favor of Telefónica Brazil which recognizes the right to exclude ICMS (VAT) from the basis of calculation of the contributions to PIS and COFINS
In 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social).

Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amounted 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018).
In 2018, the impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros at an average exchange rate of 2018), reducing the Taxes item under Other expenses (Note 26), and 2,854 million Brazilian reals (665 million euros at an average exchange rate of 2018) under Finance Income (see Note 19).
The outstanding credit at December 31, 2019 amounted to 2,046 million Brazilian reals equivalent to 452 million euros at the closing exchange rate for 2019 (4,915 million Brazilian reals, equivalent to 1,107 million euros at the closing exchange rate for 2018, see Note 12).
Sale of non-controlling interests in Telxius
On July 27, 2018 Telefónica transferred to a company of the Pontegadea Group 16.65% of the share capital of the Telefónica´s subsidiary Pontel Participaciones, S.L. ("Pontel") that owns 60% of the share capital of the company Telxius Telecom, S.A. ("Telxius"), for 378.8 million euros, which entailed a price of 15.2 euros per share of Telxius. This holding of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect holding of 9.99% in the share capital of Telxius. The impact of this transaction in the equity attributable to equity holders of the parent amounted to 232 million euros, with the impact attributable to non-controlling interest being 139 million euros.
On October 24, 2017, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to Taurus Bidco S.à.r.l. (hereinafter, KKR, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) in exchange for 790.5 million euros.
On November 13, 2017, KKR exercised a call option on 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (see Note 5).
Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with the 24.8% of the share capital acquired in October, the total stake of KKR is 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 28). These transactions had no impact on the consolidated results of the Telefónica Group, since they comprised the sale of minority interests and Telefónica retained control over Telxius. The impact of these transactions in equity attributable to equity holders of the parent was an increase of 570 million euros in retained earnings and a decrease of 9 million euros in translation differences in 2017. In addition, there was an increase in equity attributable to non-controlling interests amounting to 690 million euros in 2017 (see Note 17).

Telefónica, S.A. 18

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Alternative measures not defined in IFRS
In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.

As a result of the new IFRS 16 Leases entering into force, in 2019 most of lease expenses that under prior accounting standard affected operating income, are now affecting depreciation and amortization or net financial expenses, resulting in higher OIBDA under IFRS 16, and are not directly comparable with the years before the entry into force of IFRS 16. As detailed before in this Note, the estimated impact of IFRS 16 in 2019 amounted to 1,509 million euros in OIBDA and -123 million euros in operating income.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2019, 2018 and 2017:

Millions of euros	2019	2018	2017
OIBDA	15,119	15,571	16,187
Depreciation and amortization	(10,582)	(9,049)	(9,396)
Operating income	4,537	6,522	6,791

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2019, 2018 and 2017 (see Note 4):

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
OIBDA	3,687	2,114	2,326	4,262	830	1,398	887	(385)	15,119
Depreciation and amortization	(1,988)	(1,204)	(2,463)	(2,516)	(981)	(1,279)	(424)	273	(10,582)
Operating income	1,699	910	(137)	1,746	(151)	119	463	(112)	4,537

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
OIBDA	4,763	1,865	1,834	4,311	793	1,719	364	(78)	15,571
Depreciation and amortization	(1,650)	(943)	(2,071)	(1,990)	(967)	(1,167)	(304)	43	(9,049)
Operating income	3,113	922	(237)	2,321	(174)	552	60	(35)	6,522

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
OIBDA	4,952	1,639	1,821	4,191	1,263	2,275	122	(76)	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(992)	(1,198)	(327)	38	(9,396)
Operating income	3,264	592	(133)	1,963	271	1,077	(205)	(38)	6,791

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Millions of euros	2019	2018	2017
Operating income	4,537	6,522	6,791
Depreciation and amortization	(10,582)	(9,049)	(9,396)
OIBDA	15,119	15,571	16,187
Capital expenditures in intangible assets (Note 6)	(2,733)	(1,978)	(1,818)
Capital expenditures in property, plant and equipment (Note 8)	(6,051)	(6,141)	(6,879)
CapEx	(8,784)	(8,119)	(8,697)
OIBDA-CapEx	6,335	7,452	7,490
Spectrum acquisitions (Note 6)	1,501	868	538
OIBDA-CapEx excluding spectrum acquisitions	7,836	8,320	8,028

Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:
(i.) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
(ii.) other liabilities included in Payables and other non-current liabilities and Payables and other current liabilities (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
(iii.) financial liabilities included in Liabilities associated with non-current assets classified as held for sale.
(B) subtracting the following amounts from the resulting amount of the preceding step:
(i.) cash and cash equivalents,
(ii.) other current financial assets (which include short-term derivatives),
(iii.) cash and other current financial assets included in Non-current assets classified as held for sale,
(iv.) the positive mark-to-market value of derivatives with a maturity beyond one year,
(v.) other interest-bearing assets (included in Financial assets and other non-current assets, Receivables and other current assets and Tax receivables in our consolidated statement of financial position), and
(vi.) mark-to-market adjustment by cash flow hedging activities related to debt.
With respect to step (B)(v), Financial assets and other non-current assets includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and Receivables and other current assets includes the customer financing of terminal sales classified as short-term.
Net financial debt calculation has been redefined in 2019 to exclude the mark to market adjustment of the unmatured cash flow hedges associated with debt instruments. This change seeks to eliminate the asymmetry generated by the different accounting valuation methods followed in respect of the hedging instruments and the related debt instruments, as debt instruments are valued at amortized cost, while derivative instruments are valued at market value. We believe that our new methodology is more in line with that used by credit rating agencies and is also used by other companies in the sector. The use of the new methodology has led to a decrease in net financial debt (as compared to net financial debt calculated in accordance with our former methodology) of 388 million euros as of December 31, 2019 (510 million euros at December 31, 2018).

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

In addition, following the adoption of IFRS 16 (Leases) in 2019, the distinction between finance leases and operating leases has disappeared for purposes of computing payment obligations. In order to improve the comparability of our net financial debt as of December 31, 2019 and 2018, we have excluded finance lease liabilities calculated under IAS 17 (201 million euros as of December 31, 2018) from our net financial debt as of December 31, 2018. In addition, we adopted a new indicator in 2019, Net financial debt plus leases, which is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases. This new indicator cannot be calculated for periods prior to 2019, as IFRS 16 was not applicable.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.

We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2019 and 2018 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	12/31/2019	12/31/2018
Non-current financial liabilities	43,288	45,334
Current financial liabilities	9,076	9,368
Gross financial debt	52,364	54,702
Cash and cash equivalents	(6,042)	(5,692)
Other current financial assets	(3,118)	(2,209)
Cash and other current financial assets included in Non-current assets classified as held for sale (Note 30)	(24)	(165)
Positive mark-to-market value of long-term derivative instruments (Note 12)	(3,389)	(2,776)
Other liabilities included in Payables and other non- current liabilities	401	800
Other liabilities included in Payables and other current liabilities	73	111
Other assets included in Financial assets and other non-current assets	(904)	(1,593)
Other assets included in Receivables and other current assets	(813)	(867)
Other current assets included in Tax receivables (Note 25)	(452)	(568)
Financial liabilities included in Liabilities associated with non-current assets classified as held for sale (Note 30)	36	42
Financial leases under IAS 17	N/A	(201)
Mark-to-market adjustment by cash flow hedging activities related to debt	(388)	(510)
Net financial debt	37,744	41,074
Lease liabilities	7,379	N/A
Net financial debt plus leases	45,123	N/A
Gross commitments related to employee benefits	6,711	5,940
Value of associated long-term assets	(75)	(704)
Tax benefits	(1,739)	(1,390)
Net commitments related to employee benefits	4,897	3,846
Net financial debt plus commitments	42,641	44,920
Net financial debt plus leases plus commitments (*)	50,020	N/A
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments for companies classified as held for sale (see Note 30).
N/A: not applicable
Free Cash Flow
The Group’s free cash flow is calculated starting from Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to ensure comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the Free cash flow for 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2019, 2018 and 2017:

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	2019	2018	2017
Net cash flow provided by operating activities	15,022	13,423	13,796
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(7,659)	(8,585)	(8,992)
Government grants received	—	37	2
Dividends paid to non-controlling interests (Note 28)	(686)	(746)	(555)
Payments for commitments related to employee benefits (Note 28)	840	775	696
Payments of financed spectrum without explicit interest (Notes 21 and 28)	(87)	—	—
Free Cash Flow excluding lease principal payments	7,430	n.a.	n.a.
Lease principal payments (Notes 20 and 28)	(1,518)	n.a.	n.a.
Free Cash Flow	5,912	4,904	4,947

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 3. Accounting policies
As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).
Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.
a) Hyperinflationary economies
Venezuela has been considered a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the Indice Nacional de Precios al Consumidor de Venezuela, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 9,585.5%, 2,106,600.6% and 2,874.1% for 2019, 2018 and 2017, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period in the consolidated financial statements, amounting to 68,448 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 7,608 bolivars per U.S. dollar (synthetic exchange rate) and 36,115 bolivars per U.S. dollar (synthetic exchange rate) as of December 31, 2019, 2018 and 2017, respectively.
In 2018 Argentina became a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2019 and 2018 is 283.44%and 184.85%, respectively while on an annual basis the index for 2019 is 53% (48% in 2018).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2019 financial statements is the closing exchange rate as of December 31, 2019 which was 67.26 Argentine pesos per euro (43.30 Argentine pesos per euro at December 31, 2018).
The Group includes in a single line item all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.

b) Translation methodology
The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
c) Goodwill
After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.
d) Intangible assets
Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.
Intangible assets are amortized on a straight-line basis according to the following:

•
Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•
The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
e) Property, plant and equipment
Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

related asset. The latter two items are recorded as revenue under the concept Own work capitalized of the line item Other income.
Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.
The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
f) Impairment of non-current assets
Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate. Following the adoption of IFRS 16, changes in the accounting treatment of leases have been considered in the impairment test.
The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.
g) Lease agreements
The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

As indicated in Note 2, IFRS 16 Leases became effective on January 1, 2019, introducing changes in the accounting policies applied to lease contracts until that date. Section (n) of this Note describes the new recognition and measurement requirements for leases.
h) Investment in associates and joint arrangements
The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.
The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.
i) Financial assets and liabilities
Financial Assets
All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.
The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets).
Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.
Derivative financial instruments and hedge accounting
The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.
Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.
Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.
When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.
j) Inventories
Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.
Inventories include audio-visual rights which will generally be consumed in a period of less than twelve months, and advanced payments to suppliers for future rights, as well as own content whose production cycle will in no case exceed thirty-six months.
The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.
Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast.
In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.
The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense.
k) Pensions and other employee obligations
Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
l) Revenues and expenses
The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.
Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.
Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.
Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.
As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any consideration received from the customer for these items is allocated to the remaining elements.
When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.
Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred.
m) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).
Property, plant and equipment, intangible assets and goodwill
The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.
The Telefónica Group evaluates its cash-generating units’ performance on a regular basis to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes
The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.
The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.
Provisions
Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.
Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.
Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.
Revenue recognition
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.
Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.
Leases
Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.
Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.
Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
The Group reviews, on a regular basis, the economic conditions in Venezuela and the specific circumstances of its Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, at December 31, 2019 the Group maintains its policy to estimate an exchange rate that matches the progression of inflation in Venezuela and reflects the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.
Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of Venezuelan bolivar-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have an impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of Venezuelan bolivar-denominated assets (liabilities).

In addition to this, Venezuela has been considered a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the Indice Nacional de Precios al Consumidor de Venezuela issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.
Significant management judgment is required to determine the appropriate inflation rate when the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are deemed to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.
n) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2019 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2018, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2019:
IFRS 16 Leases
Following is a detail of the Group's new accounting policies pursuant to the adoption of IFRS 16, which have been applied since the date of its initial application. Information on the impact of the first-time application of this new standard is included in Note 2.
IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure requirements for leases, requiring a lessee to account for all leases on the statement of financial position under a single model, similar to the recognition of finance leases in IAS 17.
At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a liability for the present value of the lease payments payable over the lease term and a right of use asset that represents the right to use the underlying asset over the term of the lease. Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.

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The Group does not recognize non-lease components separately from lease components for those classes of assets in which non-lease components are not significant with respect to the total value of the arrangement.
Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. For the calculation of the present value of the lease payments, the Group uses the incremental borrowing rate at the start date of the lease. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.
The standard includes two recognition exemptions: "low value" asset leases (the Group uses this exemption for office equipment) and short-term leases (the Group uses this exemption for all leases with a term of 12 months or less). In such cases, lease payments are recognized as an expense on a straight-line basis over the lease term.
The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. In particular, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).
Lessor accounting is substantially unchanged under the new standard. Lessors continue to classify all leases using the classification principles in the prior standard, IAS 17, and distinguishing between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.
IFRIC 23 Uncertainty over Income Tax Treatment
The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 (see Note 3.n). The Interpretation clarifies that the approach that better predicts the resolution of the uncertainty should be followed, and specifically addresses the assumptions an entity makes about the examination of tax treatments by taxation authorities and how an entity determines taxable profit (loss), tax bases, unused tax losses and tax credits, and tax rates, where there is uncertainty over an income tax treatment. The Group's current practice is in line with this Interpretation, so the application of these requirements did not have a significant impact on the Group's results in the period. These items are now presented in the statement of financial position under the headings Deferred tax liabilities or Current tax payables, depending on whether they are deferred tax liabilities or current tax liabilities, as appropriate. This involved a reclassification from the heading Provisions amounting to 856 million euros (see Notes 24 and 25).
Prepayment Features with Negative Compensation (Amendments to IFRS 9)
Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. This amendment did not have a significant impact on the Group's financial position or results in the period.
Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
The amendments to IAS 19 specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:
- Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.
- Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).
The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

These amendments did not have an impact on the Group's financial position or results in the period.
Long-term interests in associates and joint ventures (Amendments to IAS 28)
The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarify that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These amendments did not have a significant impact on the Group's financial position or results in the period.
Annual Improvements to IFRS Standards 2015-2017 Cycle
This text includes a number of improvements to existing IFRS, mainly to eliminate inconsistencies and clarify the wording of some of these standards.
- IFRS 3 Business Combinations
The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

- IFRS 11 Joint Arrangements
A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.
- IAS 12 Income Taxes
The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.
- IAS 23 Borrowing Costs
The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.
These improvements did not have a significant impact on the Group's financial position or results in the period.
New standards and amendments to standards issued but not effected as of December 31, 2019.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
Amendments to References to the Conceptual Framework in IFRSs Standards		January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current	January 1, 2022
Based on the assessment made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 4. Segment information
On November 27, 2019, the Board of Directors of Telefónica approved an action plan with five strategic decisions: (i) focus investment and growth in the most important markets of the company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the company’s corporate center. The structure of Telefónica's Executive Committee has been modified to reflect these changes. Such changes will also result in a change to the financial information that needs to be presented to Telefónica's Management and will result in a change of the reporting segments, which as of the date of approval of these consolidated financial statements is still pending.
During 2019 the Group continued reporting financial information, both internally and externally, based on the organizational structure approved by the Board of Directors on January 31, 2018. Thus, the reportable segments for the 2019 consolidated financial statements are: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador and Central America) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telxius, Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.
The revenues of Telxius in 2019 amounted to 842 million euros (792 million euros in 2018), of which 482 million euros corresponded to intersegment revenues (458 million euros in 2018). The OIBDA of Telxius in 2019 amounted to 504 million euros (370 million euros in 2018) and the operating income in 2019 amounted to 255 million euros (245 million euros in 2018). The capital expenditures of Telxius in 2019 amounted to 284 million euros (181 million euros in 2018) and the acquisitions of rights of use in 2019 amounted to 88 million euros. The fixed assets of Telxius amounted to 1,145 million euros at December 31, 2019 (1,116 million euros at December 31, 2018) and the rights of use amounted to 388 million euros at December 31, 2019.
The "Eliminations" of the Group at OIBDA level in 2019 mainly reflect the leases of Telxius to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in Other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up to operating income.
The sale of the Telefónica Group's operating companies in Guatemala, Nicaragua and Panama was completed in 2019. The capital gains generated are reported under "Other companies" (see Note 2). The closing of the sale of the Group's operating companies in El Salvador and Costa Rica is pending approval of the relevant regulatory authorizations (see Note 30).
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (since the entry into force of IFRS 16, see Note 9) regarding the Group’s operating segments:

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Revenues	12,767	7,109	7,399	10,035	3,795	6,384	2,624	(1,691)	48,422
External revenues	12,527	7,068	7,364	10,018	3,698	6,334	1,413	—	48,422
Intersegment revenues	240	41	35	17	97	50	1,211	(1,691)	—
Other operating income and expenses	(9,080)	(4,995)	(5,073)	(5,773)	(2,965)	(4,986)	(1,737)	1,306	(33,303)
OIBDA	3,687	2,114	2,326	4,262	830	1,398	887	(385)	15,119
Depreciation and amortization	(1,988)	(1,204)	(2,463)	(2,516)	(981)	(1,279)	(424)	273	(10,582)
Operating income	1,699	910	(137)	1,746	(151)	119	463	(112)	4,537
CapEx	1,646	914	2,469	2,005	580	965	388	(183)	8,784
Acquisitions of rights of use	127	157	230	409	214	160	117	(122)	1,292

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Revenues	12,706	6,790	7,320	10,126	4,075	6,677	2,679	(1,680)	48,693
External revenues	12,461	6,757	7,281	10,105	3,986	6,630	1,473	—	48,693
Intersegment revenues	245	33	39	21	89	47	1,206	(1,680)	—
Other operating income and expenses	(7,943)	(4,925)	(5,486)	(5,815)	(3,282)	(4,958)	(2,315)	1,602	(33,122)
OIBDA	4,763	1,865	1,834	4,311	793	1,719	364	(78)	15,571
Depreciation and amortization	(1,650)	(943)	(2,071)	(1,990)	(967)	(1,167)	(304)	43	(9,049)
Operating income	3,113	922	(237)	2,321	(174)	552	60	(35)	6,522
CapEx	1,719	1,464	966	1,910	668	1,116	295	(19)	8,119

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Revenues	12,653	6,540	7,296	12,019	4,331	8,218	2,779	(1,828)	52,008
External revenues	12,364	6,505	7,252	11,994	4,220	8,170	1,503	—	52,008
Intersegment revenues	289	35	44	25	111	48	1,276	(1,828)	—
Other operating income and expenses	(7,701)	(4,901)	(5,475)	(7,828)	(3,068)	(5,943)	(2,657)	1,752	(35,821)
OIBDA	4,952	1,639	1,821	4,191	1,263	2,275	122	(76)	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(992)	(1,198)	(327)	38	(9,396)
Operating income	3,264	592	(133)	1,963	271	1,077	(205)	(38)	6,791
CapEx	1,683	827	951	2,225	1,264	1,414	334	(1)	8,697

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The following table presents main assets and liabilities by segment:

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Fixed assets	15,116	10,051	14,091	20,585	3,396	8,440	1,986	—	73,665
Rights of use (1)	1,499	716	2,499	1,933	755	623	464	(1,550)	6,939
Investments accounted for by the equity method	—	9	—	2	1	72	56	—	140
Financial assets and other non-currents assets	166	468	457	1,159	187	423	6,873	(2,610)	7,123
Deferred tax assets	2,357	2	314	337	525	221	2,926	—	6,682
Other current financial assets	42	72	17	67	217	220	5,634	(3,146)	3,123
Total allocated assets	24,307	13,869	20,143	28,120	7,640	12,421	24,313	(11,936)	118,877
Non-current financial liabilities	775	1,132	2,153	572	798	1,868	37,948	(1,958)	43,288
Non-current lease liabilities	1,252	490	2,027	1,582	807	490	356	(1,378)	5,626
Deferred tax liabilities	158	101	358	945	33	386	927	—	2,908
Current financial liabilities	854	—	339	464	630	357	10,860	(4,428)	9,076
Current lease liabilities	282	213	462	448	108	139	133	(185)	1,600
Total allocated liabilities	16,020	5,450	10,659	8,599	4,951	6,318	53,362	(11,932)	93,427
(1) The eliminations of rights of use amounted to 1,550 million euros mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Fixed assets	15,347	9,646	13,520	21,230	4,971	9,041	2,144	—	75,899
Investments accounted for by the equity method	2	8	—	2	1	—	55	—	68
Financial assets and other non-currents assets	163	304	377	1,718	363	469	7,058	(3,343)	7,109
Deferred tax assets	2,084	2	204	335	1,063	165	3,778	—	7,631
Other current financial assets	31	79	9	88	68	145	5,635	(3,846)	2,209
Total allocated assets	23,622	12,609	16,837	27,402	8,672	12,043	26,363	(13,501)	114,047
Non-current financial liabilities	649	1,077	2,004	1,058	1,101	1,618	39,624	(1,797)	45,334
Deferred tax liabilities	189	102	236	693	134	397	923	—	2,674
Current financial liabilities	1,683	—	145	334	1,083	339	12,854	(7,070)	9,368
Total allocated liabilities	14,328	4,633	6,287	7,204	5,096	5,396	57,618	(13,495)	87,067

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2019				2018				2017
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,767				12,706				12,653
United Kingdom	—	6,600	509	7,109	—	6,390	400	6,790	—	6,216	324	6,540
Germany	741	6,647	11	7,399	767	6,539	14	7,320	862	6,415	19	7,296
Brazil	3,537	6,498	—	10,035	3,754	6,372	—	10,126	4,659	7,360	—	12,019
Hispam Norte	706	3,085	4	3,795	732	3,343	—	4,075	736	3,595	—	4,331
Colombia	434	670	—	1,104	574	894	—	1,468	554	909	—	1,463
Mexico	—	867	—	867	—	1,175	—	1,175	—	1,336	—	1,336
Remaining operators and segment eliminations	272	1,548	4	1,824	158	1,274	—	1,432	182	1,350	—	1,532
Hispam Sur	2,707	3,674	3	6,384	2,712	3,965	—	6,677	3,225	4,993	—	8,218
Argentina	486	945	—	1,431	818	1,497	—	2,315	1,216	2,279	—	3,495
Chile	646	910	—	1,556	864	1,215	—	2,079	926	1,259	—	2,185
Peru	761	785	—	1,546	1,037	1,038	—	2,075	1,092	1,226	—	2,318
Remaining operators and segment eliminations	814	1,034	3	1,851	(7)	215	—	208	(9)	229	—	220
Other and inter-segment eliminations	—	—	933	933	—	—	999	999	—	—	951	951
Total Group				48,422				48,693				52,008
Note: In the countries of the Telefónica Hispam Norte and Telefónica Hispam Sur segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros
Telefónica Spain	2019	2018	2017
Mobile handset sale	373	386	379
Ex-Mobile handset sale	12,394	12,320	12,274
Consumer	6,658	6,689	6,602
Corporate	3,509	3,462	3,401
Others	2,227	2,169	2,271
Total	12,767	12,706	12,653

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 5. Business combinations and acquisitions of non-controlling interests
Business combinations
Finalization of the purchase price alocation by Coltel of control over Telebucaramanga, Metrotel and Optecom
On September 30, 2017, as part of the early termination agreement regarding the contract with PARAPAT , Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (Telebucaramanga), operating in the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (Metrotel); and Operaciones Tecnológicas y Comerciales S.A.S. (Optecom), operating in the city of Barranquilla, for an overall price of 509,975 million Colombian pesos (approximately 147 million euros on the transaction date). These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.
At the date of authorization for issuer of the 2017 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In 2018 the preliminary allocation was reviewed within the twelve-month period from the acquisition date. The following table summarizes the consideration, the final fair values of the assets and liabilities identified on acquisition and the generated goodwill.

Millions of euros
Consideration paid for the acquisition of control (1)	147
Fair value of the prior stake	41
Fair value of the minority stake	3
Consideration	191
Intangible assets	13
Customer relationships	13
Other intangible assets	—
Property, plant and equipment	147
Deferred tax assets	7
Other non-current assets	16
Cash and cash equivalents	13
Other current assets	18
Deferred tax liabilities	(23)
Other non-current liabilities	(100)
Current liabilities	(26)
Fair value of net assets	65
Goodwill	126
(1) Excluding the proportion assumed by the non-controlling shareholder and the cash and cash equivalents contributed by the companies at the moment of its inclusion in the consolidation scope, the impact in the consolidated cash flow amounted to 85 million euros (see Note 28).

Transactions with non-controlling interests
2018
Sale of 9.99% of the total share capital of Telxius
On July 27, 2018, Telefónica transferred to a subsidiary of the Pontegadea Group 16.65% of the share capital of the Telefónica's subsidiary Pontel Participaciones, S.L. (Pontel), which owns 60% of the share capital of Telxius Telecom, S.A. (Telxius), for an amount of 378.8 million euros, resulting in a price of 15.2 euros per share of Telxius. This holding of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect holding of 9.99% in the share capital of Telxius. The impact of this transaction on the equity attributable to equity holders of the parent amounted to 232 million euros and the impact on equity attributable to non-controlling interest amounted to 139 million euros.
2017
Share swap with KPN
In March 2017, Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 17). This transaction thus entailed no cash movements.
The exchange ratio was determined based on the average of the volume weighted average price of the respective shares over the last five trading sessions. The impact in the consolidated statement of changes in equity was a decrease in net equity attributable to minority interests amounting to 671 million euros in 2017 (Note 17.h), an increase in treasury shares amounting to 754 million euros and a decrease in retained earnings amounting to 83 million euros.
As a result of this agreement, Telefónica increased its shareholding in Telefónica Deutschland from 63.2% to 69.2%.
Sale of 24.8% and 15.2% of the total share capital of Telxius
On February 20, 2017, Telefónica reached an agreement for the sale of up to 40% of the total share capital in Telxius Telecom, S.A. to KKR, for a total amount of 1,275 million euros (12.75 euros per share).
The aforementioned agreement included a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A. for 790.5 million euros, and options on over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

These options corresponded to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.
On October 24, 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to KKR in exchange for 790.5 million euros (12.75 euros per share).
On November 13, 2017, KKR exercised the call option contemplated in the Agreement on over 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (12.75 euros per share).
Following the closing of this sale of 15.2% of the share capital in Telxius in December 2017, together with 24.8% of the share capital acquired on October 24, 2017, KKR had acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 28).
These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact on the 2017 consolidated statement of changes in equity was an increase in net equity attributable to minority interests amounting to 690 million euros (Note 17.i), an increase in retained earnings amounting to 570 million euros, and a decrease in translation differences of 9 million euros.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2019 and 2018 are as follows:

2019
Millions of euros	Balance at 12/31/2018	Additions(1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2019
Service concession arrangements and licenses	9,995	25	(1,227)	(495)	333	23	(88)	8,566
Software	2,940	420	(1,464)	(4)	1,113	(6)	(19)	2,980
Customer base	2,138	—	(478)	—	9	(3)	—	1,666
Trademarks	690	—	(58)	—	—	8	—	640
Other intangible assets	77	15	(21)	—	(18)	(1)	—	52
Intangible assets in process	1,016	2,267	—	(1)	(1,146)	—	(6)	2,130
Total intangible assets	16,856	2,727	(3,248)	(500)	291	21	(113)	16,034
(1) Total additions of intangible assets in 2019 amounted to 2,733 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

2018
Millions of euros	Balance at 12/31/17	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2018
Service concession arrangements and licenses	10,785	509	(1,221)	—	(9)	(69)	—	9,995
Software	2,987	632	(1,450)	(19)	876	(86)	—	2,940
Customer base	2,731	—	(539)	—	(5)	(49)	—	2,138
Trademarks	780	—	(58)	—	—	(32)	—	690
Other intangible assets	86	22	(30)	—	4	(2)	(3)	77
Intangible assets in process	636	815	—	—	(412)	(23)	—	1,016
Total intangible assets	18,005	1,978	(3,298)	(19)	454	(261)	(3)	16,856

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2019 and 2018 are as follows:

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Balance at 12/31/2019
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	20,414	(11,848)	—	8,566
Software	17,578	(14,597)	(1)	2,980
Customer base	6,544	(4,878)	—	1,666
Trademarks	1,887	(1,247)	—	640
Other intangible assets	956	(901)	(3)	52
Intangible assets in process	2,130	—	—	2,130
Total intangible assets	49,509	(33,471)	(4)	16,034

Balance at 12/31/2018
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,145	(11,150)	—	9,995
Software	17,153	(14,213)	—	2,940
Customer base	6,766	(4,628)	—	2,138
Trademarks	1,853	(1,163)	—	690
Other intangible assets	1,022	(942)	(3)	77
Intangible assets in process	1,016	—	—	1,016
Total intangible assets	48,955	(32,096)	(3)	16,856

Additions of spectrum in 2019, including the additions corresponding to companies held for sale, amounting to 1,501 million euros (868 million euros in 2018).
In June 2019, as part of the 5G frequency auction, Telefónica Germany acquired a total of 90 MHz of spectrum in the 2 GHz and 3.6 GHz bands, for a total amount of 1,425 million euros. The German Federal Network Agency assigned the frequency blocks in August 2019:

•	At 2 GHz, a paired block of 5 MHz with a running time from 2021, and a paired block of 5 MHz with a running time from 2026; and

•	At 3.6 GHz, seven unpaired blocks of 10 MHz each, which will be made available gradually by 2022 at the latest.
In September 2019, Telefónica Germany, like the other auction participants, reached an agreement to pay in annual installments until 2030, beginning in December 2019, instead of one-time payment (see Note 21 and Appendix VI).
In addition, in Uruguay the acquisition of spectrum in 2.6 GHz band for 26 million euros.
The main acquisitions of radio spectrum in 2018 were as follows:

▪
In Telefónica United Kingdom, the acquisition of 40 MHz in the 2.3 GHz band for 230 million euros, and 40 MHz in the 3.4 GHz band amounting to 358 million euros registered as intangible assets in process.

▪	In Telefónica Spain, the acquisition of the purchase of spectrum in the 3.7 GHz band amounting to 108 million euros.

▪	In Telefónica Hispam Norte, the acquisition by Telefónica Móviles México of 2.5 GHz blocks for 33 million euros and the renewal of spectrum in the band of 1900 MHz for 102 million euros.

▪	In Telefónica Hispam Sur, the acquisition of spectrum in the 2.6 GHz band by Telefónica Argentina for 21 million euros.
Disposals of "Service concession arrangements and licenses" in 2019 correspond to the licenses to use spectrum of Telefónica Mexico (see Note 2).
"Transfers and others" in 2019 include the reclassification of the intangible assets of Telefónica de Costa Rica amounting to 65 million euros to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
"Transfers and others" in 2018 included the reclassification of the intangible assets of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador amounting to 44 and 30 million euros, respectively, to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
Appendix VI contains the details of the main concessions and licenses which the Group operates.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

“Exclusion of companies” in 2019 mainly corresponds to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 12 and 100 million euros, respectively (see Note 2).
The result of the translation to euros of the intangible assets by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 2) are shown in the column "Translation differences and hyperinflation adjustments". The hyperinflation adjustment at January 1, 2018 corresponding to the intangible assets of the Group companies in Argentina totaled 483 million euros (mainly 458 million euros for service concession arrangements and licenses and 24 million euros for software).

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 7. Goodwill
Movement in goodwill
The movement in goodwill assigned to each Group segment was as follows:

2019
Millions of euros	Balance at 12/31/2018	Disposals	Additions	Write-offs	Exchange rate impact and other	Balance at 12/31/2019
Telefónica Spain	4,310	(11)	—	—	—	4,299
Telefónica Brazil	8,991	(1)	—	—	(176)	8,814
Telefónica Germany	4,815	—	4	—	—	4,819
Telefónica United Kingdom	4,611	—	—	—	236	4,847
Telefónica Hispam Norte	464	(144)	—	—	5	325
Telefónica Hispam Sur	2,462	(22)	—	(206)	(31)	2,203
Others	95	(1)	2	—	—	96
Total	25,748	(179)	6	(206)	34	25,403

2018
Millions of euros	Balance at 12/31/2017	Transfer to Non-currents assets held for sale	Write-offs and disposals	Exchange rate impact and other	Balance at 12/31/2018
Telefónica Spain	4,310	—	—	—	4,310
Telefónica Brazil	10,057	—	—	(1,066)	8,991
Telefónica Germany	4,815	—	—	—	4,815
Telefónica United Kingdom	4,648	—	—	(37)	4,611
Telefónica Hispam Norte	1,002	(183)	(350)	(5)	464
Telefónica Hispam Sur	1,907	—	—	555	2,462
Others	102	—	(6)	(1)	95
Total	26,841	(183)	(356)	(554)	25,748
As explained hereafter, in 2019 an impairment loss was recognized on the goodwill assigned to Telefónica Argentina, amounting to 206 million euros, with a balancing entry in “Other expenses” (see Note 26).
The disposals of goodwill in 2019 in the segment Telefónica Hispam Norte correspond to the sale of Telefónica Móviles Panamá and Telefonía Celular de Nicaragua (see Note 2).
The rest of disposals in 2019 corresponds to the sale of the Data Centers businesses (see Note 2).
The amount transferred in 2018 to Non-current assets held for sale corresponded to Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Notes 2 and 30).
In 2018, an impairment loss was recognized for the total value of the goodwill assigned to Telefónica Móviles México, amounting to 350 million euros, with a balancing entry in

“Other expenses”. In addition, goodwill of 6 million euros from the sale of Tokbox Inc was derecognized (see Note 26).
As explained in Note 2, in 2019 and 2018 Telefónica Group applied inflation adjustments to its companies whose functional currency is the Argentine peso. The adjustment for inflation at January 1, 2018, of the goodwill recognized in relation to the Group’s operators in Argentina was 858 million euros, recorded in the column "Exchange rate impact and other" of Telefónica Hispam Sur.
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	12/31/2019	12/31/2018
Telefónica Spain	4,299	4,310
Telefónica Brazil	8,814	8,991
Telefónica Germany	4,819	4,815
Telefónica United Kingdom	4,847	4,611
Telefónica Hispam Norte	325	464
Colombia	195	192
Central America	—	144
Ecuador	130	128
Telefónica Hispam Sur	2,203	2,462
Chile	856	906
Peru	766	744
Argentina	557	785
Uruguay	24	27
Others	96	95
TOTAL	25,403	25,748
Goodwill is tested for impairment at the end of the year using the business plans (approved by the Board of Directors) of the cash-generating units to which the goodwill is assigned. The business plans cover a four years period, including the closing year. Therefore, in order to complete the five years of cash flows after the closing year, an additional two-year normalization period is added to the business plans based on the operating ratios until the terminal parameters are reached. The analysts consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business. Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.
The process of preparing the CGUs’ business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.
Main assumptions used in calculating value in use
CGUs’ value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term OIBDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.
The main variables considered for the most significant CGUs (Brazil, Spain, United Kingdom and Germany), are described below.
Revenues
In terms of revenues, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement.
The OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is around 40%, while it is lower in Germany and the United Kingdom (around 30%). The long-term OIBDA margin is therefore in line with analysts' forecasts over a three-year horizon, with Spain estimated at around 40%, Germany at 33% and the United Kingdom at 31%.
Regarding the long-term ratio of CapEx over revenues, forecasted in the business plans, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 13% for the three countries).
The OIBDA margin for Brazil is also around 40%, within the range of analysts' long-term forecasts (at around 43%). Over the term of the business plans, the operator will invest a percentage in line with the investment needs forecasted by analysts (around 18%).
Discount rate
The discount rate, applied to measure cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according to the finance structure established for each CGU.
This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.
Within the most relevant CGUs, we consider again in the United Kingdom the uncertainty surrounding Brexit. Thus, while an initial agreement was reached with the EU, the uncertainty remains about the new trading relationship with Europe, which continues generating an adverse impact on certain financial indicators and lower economic growth than would otherwise be the case. For this reason, the cost of capital used in the valuation continues to be stressed, through a higher market premium in line with the implicit one.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The most significant components of WACC are summarized as follows:

•
Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, set at low rates due to the high influence of public debt purchased by central banks.

•
Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.

•
Equity Risk Premium (ERP): the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.

•
Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2019 and 2018 for the main CGUs are as follows:

	2019
Discount rate in local currency	Before tax	After-tax
Spain	8.2%	6.2%
Brazil	12.6%	10.0%
United Kingdom	7.8%	6.2%
Germany	7.8%	4.9%

	2018
Discount rate in local currency	Before tax	After-tax
Spain	8.3%	6.4%
Brazil	14.4%	11.2%
United Kingdom	7.5%	6.3%
Germany	6.9%	5.2%

Perpetuity growth rate
Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.
The perpetuity growth rates applied to the cash flow projections in 2019 and 2018 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2019	2018
Spain	1.0%	0.9%
Brazil	4.5%	4.5%
United Kingdom	0.8%	0.8%
Germany	1.1%	1.0%

There were no significant changes in the perpetuity growth rates for 2019 compared to 2018. Europe remains around 1%.
In Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 percentage points) and is aligned with the analysts consensus for the business plans horizon (below 4.5%) yet below the forecasted nominal GDP growth rate (which oscillates around 6.5%). A conservative outlook was maintained in line with analysts’ expectations.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points (percentage points):

Changes in key assumptions, In percentage points (percentage points)	Spain	United Kingdom	Germany	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5	+/- 0.25	+/- 0.5
Long-term operating variables
OIBDA Margin	+/- 2	+/- 1.5	+/- 1.5	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.75	+/- 0.75	+/- 1
The sensitivity analysis revealed a comfortable gap between the recoverable value and carrying amount for the main CGUs at December 31, 2019.
For the sensitivity analysis of the valuation of Telefónica United Kingdom, the threshold of the reasonable variations of financial assumptions were increased, due to the uncertainty of Brexit (to +/- 1 percentage points in the discount rate and +/- 0.5 percentage points in the perpetuity growth rate). In the case of the reasonable variations of the operating variables, there is also a significant gap between these valuations and the carrying value. Although the final result of Brexit could have a negative effect on Telefónica United Kingdom, it must be pointed out that, since the Brexit referendum took place in 2016, the company has not experienced any worsening of its operating variables, recording growth in revenue, OIBDA and OIBDA margin in the last three years in local currency (see Note 4).
In the case of Telefónica Peru, affected by competitive intensity and the negative impact of regulation, an increase of 50 basis points in its WACC (from 8.4% to 8.9%), would generate an impairment of goodwill of approximately 60 million euros, while a lower terminal growth rate of 50 basic points (from 3.3% to 2.8%) would have a negative impact amounting to 26 million euros. In turn, a 1.25 percentage points decrease in the long-term OIBDA margin, would have a negative impact amounting to 130 million euros, and a 0.63 percentage points increase in the investment/sales ratio would generate an impairment of goodwill amounting to 44 million euros.
Calculation of the recoverable amount of Telefónica Argentina
The country’s delicate financial situation, aggravated after the virulent financial impact of the primary elections held in August 2019, the deterioration in economic activity and the uncertainty awaiting a new sustainable economic/financial program after the new Government was formed have strained financial variables.

In that context, and considering the sensitivity of the impairment test identified for Telefónica Argentina in 2018, the Group made an additional analysis to determine the recoverable amount of the CGU, by calculating the fair value less costs to sale (see Note 3.f), using discounted cash flow projections.
To this end, a new business plan was prepared that entails a moderation in cash generation compared to previous years and additionally cost efficiencies and strategic synergies were considered, reflected in previous transactions both in the Group and third parties.
The WACC rate, in local currency, considers inflation that affects business cash flows in the plan’s horizon, converging in a perpetuity discount rate of around 22% and terminal nominal growth of 10%, aligned with the expected normalization for the inflation rate. Both variables are also aligned with the consensus of Argentine market analysts of using hard currency. The resulting valuation is classified in the Level 3 of the measurement hierarchy under IFRS 13.
As a result of this analysis, in 2019 an impairment loss was recognized on the goodwill assigned to Telefónica Argentina, amounting to 206 million euros. Regarding the sensitivity of the calculation, an increase of 200 basis points in its WACC, would generate an additional impairment of goodwill of approximately 220 million euros, while a lower terminal growth rate of 0.75 percentage points, would increase this negative impact in 100 million euros. In turn, a 1.5 percentage points drop in the OIBDA margin would increase the impairment in approximately 200 million euros, and a 0.75 percentage points increase in the investment/sales ratio would generate an additional impairment of goodwill amounting to 100 million euros.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 8. Property, plant and equipment
The composition of and movement in the items constituting net “Property, plant and equipment” in 2019 and 2018 were as follows:

2019
Millions of euros	Balance at 12/31/18	First application of IFRS 16	Additions(1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/19
Land and buildings	4,310	(9)	37	(334)	(227)	61	(56)	(179)	3,603
Plant and machinery	25,346	(107)	1,258	(4,845)	(33)	3,638	(58)	(193)	25,006
Furniture, tools and other items	1,201	(133)	129	(434)	(4)	503	7	(21)	1,248
PP&E in progress	2,438	—	4,568	—	(2)	(4,612)	18	(39)	2,371
Total PP&E	33,295	(249)	5,992	(5,613)	(266)	(410)	(89)	(432)	32,228
(1) Total additions of property, plant and equipment in 2019 amounted to 6,051 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

2018
Millions of euros	Balance at 12/31/17	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Land and buildings	4,383	42	(368)	(29)	77	205	4,310
Plant and machinery	25,297	1,305	(4,905)	(6)	4,204	(549)	25,346
Furniture, tools and other items	1,267	134	(478)	(21)	340	(41)	1,201
PP&E in progress	3,278	4,660	—	(15)	(5,401)	(84)	2,438
Total PP&E	34,225	6,141	(5,751)	(71)	(780)	(469)	33,295

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2019 and 2018 were as follows:

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	10,588	(6,975)	(10)	3,603
Plant and machinery	101,249	(76,186)	(57)	25,006
Furniture, tools and other items	7,041	(5,788)	(5)	1,248
PP&E in progress	2,381	—	(10)	2,371
Total PP&E	121,259	(88,949)	(82)	32,228

Balance at December 31, 2018
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,949	(7,636)	(3)	4,310
Plant and machinery	102,615	(77,222)	(47)	25,346
Furniture, tools and other items	7,137	(5,931)	(5)	1,201
PP&E in progress	2,453	—	(15)	2,438
Total PP&E	124,154	(90,789)	(70)	33,295

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Investment by Telefónica Spain in property plant and equipment in 2019 and 2018 amounted to 1,390 and 1,387 million euros, respectively. It should be noted fast fiber optic and IPTV rollout exceeded an estimated 23 million premises passed by year-end 2019 and investments in the LTE network reached 97% population coverage.
Investment by Telefónica United Kingdom in property plant and equipment in 2019 and 2018 amounted to 779 and 777 million euros, respectively. The investment has been focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2019, and pursuing the improvement of network capacity and quality.
Investment by Telefónica Germany in property plant and equipment in 2019 and 2018 amounted to 807 and 697 million euros, respectively. The company remains dedicated to extending LTE coverage, achieving a population coverage of 92% by year-end 2019.
Investment by Telefónica Brazil in property plant and equipment in 2019 and 2018 amounted to 1,605 and 1,625 million euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of the LTE mobile networks, the improvement of network quality, the extension of the fiber network in the fixed business, as well as network simplification and the digitalization of processes and systems.
Investment by Telefónica Hispam Norte in property plant and equipment in 2019 and 2018 amounted to 460 (excluding the investment in Central América, see Note 2) and 460 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of LTE networks, the deployment of ultra-broadband fixed capabilities (fiber/HFC) in Colombia, as well as the simplification and digitalization of processes and systems in the region.
Investment by Telefónica Hispam Sur in property plant and equipment in 2019 and 2018 amounted to 819 and 997 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC).
"First application of IFRS 16 impact" includes the transfer of the property, plant and equipment originated in finance lease operations amounting to 249 million euros, reclassified to "Rights of use" at the transition date of IFRS 16 (see Notes 2 and 9).
"Transfers and others" in 2019 includes the reclassification of property, plant and equipment of Telefónica de Costa Rica amounting to 78 million euros, to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
"Transfers and others" in 2018 included the reclassification of property, plant and equipment of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador amounting to 157 and 91 million euros, respectively, to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).

“Exclusion of companies” in 2019 mainly correspond to the sales of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 103 and 95 million euros, respectively, and the sale of a portfolio of certain Data Centers (see Note 2) for a total amount of 227 million euros.
The result of the translation to euros of property, plant and equipment by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 2) are shown in the column "Translation differences and hyperinflation adjustments". The hyperinflation adjustment at January 1, 2018 corresponding to property, plant and equipment of the Group companies in Argentina totaled 1,029 million euros (mainly 623 million euros for plant and machinery and 298 million euros for buildings).
Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.

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Note 9. Rights of use
The movement of rights of use in 2019 is as follows:

2019
Millions of euros	Balance at 12/31/18	First application IFRS 16 (Note 2)	Additions(1)	Amortiza-tion	Disposals	Exclusion of companies	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/19
Rights of use on land and natural properties	—	1,622	334	(385)	(61)	(6)	(3)	13	1,514
Rights of use on buildings	—	4,361	697	(904)	(136)	(109)	(123)	7	3,793
Rights of use on plant and machinery	—	1,676	206	(373)	(70)	(6)	(7)	8	1,434
Other rights of use	—	211	47	(59)	(2)	—	(1)	2	198
Total of rights of use	—	7,870	1,284	(1,721)	(269)	(121)	(134)	30	6,939
1) Total additions of rights of use in 2019 amounted to 1,292 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

"Transfers and others" includes the transfer to "Non-current assets classified as held for sale" of the rights of use of Telefónica de Costa Rica amounting to 127 million euros (see Note 30).
“Exclusion of companies” in 2019 correspond to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.

The result of the translation to euros of rights of use by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 2) are shown in the column "Translation differences and hyperinflation adjustments".
The gross cost and accumulated depreciation of the rights of use at December 31, 2019 is as follows:

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,890	(376)	1,514
Rights of use on buildings	4,722	(929)	3,793
Rights of use on plant and machinery	1,822	(388)	1,434
Other rights of use	305	(107)	198
Total of rights of use	8,739	(1,800)	6,939
The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.n) of the consolidated income statement for 2019 is as follows:

Millions of euros	2019
Short-term leases included in operating results as supplies	115
Short-term leases included in external services	108
Leases of low-value assets included in external services	13
Variable lease payments not included in the measurement of leases liabilities	2
Total expenses as external services (Note 26)	123
Total lease expenses	238

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Note 10. Associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2019	12/31/2018
Investments accounted for by the equity method	140	68
Receivables from associates and joint ventures for current operations (Note 14)	37	33
Financial debt, associates and joint ventures	—	104
Payables to associates and joint ventures (Note 22)	634	520

Millions of euros	2019	2018	2017
Share of income (loss) of investments accounted for by the equity method	13	4	5
Revenue from operations with associates and joint ventures	265	233	218
Expenses from operations with associates and joint ventures	30	14	20
Financial revenues with associates and joint ventures	—	1	—
Financial expenses with associates and joint ventures	1	—	—

The detail of the movement in investments accounted for by the equity method in 2019 and 2018 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/17	77
Additions	5
Disposals	(4)
Translation differences and other comprehensive income (loss)	2
Income (loss)	4
Dividends	(14)
Transfers and others	(2)
Balance at 12/31/18	68
Income (loss)	13
Dividends	(13)
Transfers and others	72
Balance at 12/31/19	140
"Transfers and others" line mainly includes the reclassification of the net book value of Internet para Todos, S.A.C. to Investments accounted for by the equity method. The Group holds a 37% stake in this company.

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Note 11. Related parties
Significant shareholders
The significant shareholders of the Company are Blackrock, Inc., Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona ("la Caixa"), with stakes in Telefónica, S.A. of 5.70%, 5.18% and 5.01%, respectively at December 31, 2019.
During 2019 and 2018, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and la Caixa companies, carried out at market prices:

Millions of euros
2019	BBVA	La Caixa
Finance costs	32	7
Receipt of services	8	8
Purchase of goods	—	62
Other expenses	4	—
Total costs	44	77
Finance income	27	—
Dividends received (1)	11	N/A
Services rendered	13	63
Sale of goods	9	49
Other income	1	—
Total revenues	61	112
Purchase of assets	—	4
Finance arrangements: loans and capital contributions (borrower)	568	116
Finance arrangements: loans and capital contributions (lessee)	—	5
Guarantees	169	91
Commitments	—	89
Finance arrangements: loans and capital contributions (lender)	608	675
Dividends paid	121	108
Factoring operations	904	—
(1) At December 31, 2019, Telefónica held a 0.66% stake (0.66% stake at December 31, 2018) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The nominal value of outstanding derivatives held with BBVA and la Caixa in 2019 amounted to 14,553 million euros and 557 million euros, respectively (17,962 million euros held with BBVA and 543 million euros held with La Caixa in 2018). As explained under Derivatives policy in Note 19, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 491 million euros and -2 million euros, respectively at December 31, 2019 (428 million euros and -10 million euros, respectively, at December 31, 2018). Additionally, at December 31, 2019, collateral guarantees on derivatives from BBVA and la Caixa have been received, amounting to 276 million euros and 19 million euros, respectively ( 8 million euros and 6 million euros respectively at December 31, 2018).

Millions of euros
2018	BBVA	La Caixa
Finance costs	37	9
Receipt of services	6	6
Purchase of goods	—	60
Other expenses	3	—
Total costs	46	75
Finance income	42	—
Dividends received	11	N/A
Services rendered	26	60
Sale of goods	3	48
Other income	2	—
Total revenues	84	108
Finance arrangements: loans and capital contributions (borrower)	368	368
Finance arrangements: loans and capital contributions (lessee)	—	10
Guarantees	202	104
Commitments	—	94
Finance arrangements: loans and capital contributions (lender)	595	891
Dividends	124	105
Factoring operations	643	300
On the other hand, in 2019 CaixaBank Payments & Consumer, E.F.C., E.P., S.A.U. and Telefónica, S.A., as shareholders of Telefónica Consumer Finance, E.F.C., S.A. (“TCF”), have agreed to authorize that TCF may carry out activities ancillary to its current core businesses, as well as the implementation of a new activity consisting of the financing of the acquisition of security services by clients of companies in which the

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Telefónica Group in Spain holds at least 50% of its share capital entailing voting rights that provide such services.
Similarly, in July  2019, a collaboration agreement was signed between Telefónica Digital España, S.L.U. and Banco Bilbao Vizcaya Argentaria, S.A., with the aim of commercializing loans to consumers and SME in Argentina, Colombia and Peru. The actual commercialization is subject to the execution of a local agreement in the relevant country.
Likewise, in September 2019, a financial collaboration agreement was signed between Telefónica, S.A. and CaixaBank, S.A., with special conditions for employees, pensioners and early retirees of the Telefónica Group.
Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2019 and 2018, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2019 of 1,969,090 euros (1,916,210 euros in 2018). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.
Certain Telefónica Group subsidiaries performed transactions in 2019 with Global Dominion Access Group, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 27 million euros (25 million euros in 2018).
In the year 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake at that time in this company was held by Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. Moreover, in the year 2019 it came to pass the entry of a third shareholder in the “joint venture” by way of a capital increase fully suscribed by Suqian Xindongteng Business Service Co., Ltd,   controlled by JD.com (reaching a shareholding of 16.67% of the capital share of the aforementioned "joint venture") with the consequent dilution of the then shareholders (Telefónica now holds 37.5%).

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Note 12. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Non-current financial assets (Note 16)	6,392	6,393
Investments	600	573
Long-term receivables for indirect taxes	188	731
Other long-term credits	353	319
Deposits and guarantees	1,285	1,624
Trade receivables	719	488
Receivables for subleases	12	—
Impairment of trade receivables	(154)	(118)
Derivative financial assets (Note 19)	3,389	2,776
Other non-current assets	731	716
Contractual assets (Note 23)	138	108
Deferred expenses (Note 23)	221	191
Prepayments	372	417
Total	7,123	7,109

Non-current financial assets
The movement in investments, long-term receivables for indirect taxes, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2019 and 2018, is as follows:

Millions of euros	Invest-ments	Long-term receivables for indirect taxes	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/17	650	190	993	2,625	638	—	(137)
First application of IFRS 9 impact	—	—	—	—	(201)	—	17
Acquisitions	65	1,625	452	66	662	—	(21)
Disposals	(24)	(166)	(497)	(728)	(148)	—	10
Translation differences	(5)	(39)	(4)	(149)	(12)	—	1
Fair value adjustments and financial updates	(115)	16	7	18	(4)	—	—
Transfers and other	2	(895)	(632)	(208)	(447)	—	12
Balance at 12/31/18	573	731	319	1,624	488	—	(118)
First application of IFRS 16 impact	—	—	—	—	—	13	—
Acquisitions	29	175	141	70	794	5	(19)
Disposals	(9)	(30)	(85)	(118)	(187)	—	10
Translation differences	—	—	3	(14)	9	—	(3)
Fair value adjustments and financial updates	7	26	(1)	7	8	—	—
Transfers and other	—	(714)	(24)	(284)	(393)	(6)	(24)
Balance at 12/31/19	600	188	353	1,285	719	12	(154)

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Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
It should be noted, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 220 million euros (205 million euros at December 31, 2018), representing 0.66% of its share capital at December 31, 2019 (same percentage at December 31, 2018).
At December 31, 2019, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 152 million euros (same percentage at December 31, 2018, valued at 169 million euros).
At December 31, 2019, Telefónica maintained a 9.03% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 94 million euros (9.44% at December 31, 2018 valued at 93 million euros). In 2019 and 2018, Telefónica subscribed the capital increase of PRISA, acquiring 11.3 and 42.2 million new shares, respectively, and selling the rest of the preferred subscription rights. The net amount of the transactions was 15 million euros in 2019 and 49 million euros in 2018.
With the application of IFRS 9, the shares described above, classified as financial available-for-sale assets at December 31, 2017, have been reclassified as of January 1, 2018 to the categories of financial assets at fair value thought other comprehensive income, equity instruments.
Long-term receivables for indirect taxes
During 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). These decisions cover the period from September 2003 to June 2017, and the period from July 2004 to June 2013.
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amount, recorded as acquisitions of "Long-term receivables for indirect taxes" in 2018 in the table above, amounted to 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018).
In 2018, the impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros at an average exchange rate of 2018), reducing the Taxes item under Other expenses (Note 26), and 2,854 million Brazilian reals (665 million euros at an average exchange rate of 2018) under Finance Income (see Note 19).
In August 2018 Telefónica Brazil started compensating the credits. In October 2018 the competent authority in Brazil filed a review of the supporting documentation with the purpose of approving the PIS and COFINS credits. This review is still ongoing at the date of approval of these consolidated financial statements. Telefónica Brazil met all the requests of this procedure and it continues compensating the credits, in line with the favorable decision issued by the court.
The outstanding credit at December 31, 2018 amounted to 4,915 million Brazilian reals (1,107 million euros at the closing exchange rate of 2018), of which 539 million euros were registered as "Long-term receivables for indirect taxes" in the table above and 568 million euros as short-term. The outstanding credit at December 31, 2019 amounted to 2,046 million Brazilian reals (452 million euros at the closing exchange rate for 2019) and it is expected to be compensated within a twelve-month period and as such it is recorded under current assets (see Note 25).
The Company is still engaged in three other lawsuits of the same nature (including the lawsuits of the companies GVT and Telemig, currently incorporated in Telefónica Brazil). According to the company’s estimates, the contingent assets for these processes, which comprise various periods between December 2001 and June 2017, lie in a range between 1,700 and 2,200 million Brazilian reals (between 376 and 486 million euros at the closing exchange rate of 2019).
Other long-term credits
“Other long-term credits” at December 31, 2017 included long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 692 million euros. At December 31, 2018, these long-term financial assets amounted to 634 million euros and were reclassified as non-current assets classified as held for sale (see Note 30). These assets were mainly intended to cover obligations from the defined benefit plans of Telefónica de España (ITP and Survival, see Note 24) but did not qualify as “plan assets” under Employee Benefits (IAS 19) (see Note 24). As described in Note 2, on February 14, 2019 the sale of Antares was concluded.
Likewise, this line item includes long-term financial assets of Telefónica Germany amounting to 68 and 62 million euros at December 31, 2019 and 2018, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 750 million euros (see Note 24) at December 31, 2019 (810 million euros at December 31, 2018).
At December 31, 2019, there were deposits related to the collateral guarantees on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 403 million euros of which 80 million

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euros cross currency swap (687 million euros at December 31, 2018 that included 276 million euros related to cross currency swap).
In addition, 145,000 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 129 million euros at December 31, 2019 (120,000 bonds for a nominal amount of 105 million euros at December 31, 2018).
The vast majority deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

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Note 13. Inventories
The detail of inventories of the Telefónica Group at December 31, 2019 and December 31, 2018 are as follows:

Millions of euros	12/31/2019	12/31/2018
Audiovisual rights	1,189	795
Mobile terminals and other equipments	830	872
Other inventories	33	88
Inventories impairment provision	(53)	(63)
Inventories	1,999	1,692
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).

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Note 14. Receivables and other current assets
The detail of receivables and other current assets of the Telefónica Group at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Receivables (Note 16)	8,752	8,419
Trade receivables	10,969	10,666
Impairment of trade receivables	(2,798)	(2,657)
Receivables from associates and joint ventures (Note 10)	37	33
Other receivables	544	377
Other current assets	2,033	2,160
Contractual assets (Note 23)	351	341
Capitalized costs (Note 23)	625	566
Prepayments	1,057	1,253
Total	10,785	10,579
The movement in impairment of trade receivables in 2019 and 2018 is as follows:

Millions of euros
Impairment provision at December 31, 2017	2,563
Adjustment on initial application of IFRS 9	126
Allowances	853
Inclusion of companies	(10)
Amounts applied	(768)
Translation differences and other	(107)
Impairment provision at December 31, 2018	2,657
Allowances	1,022
Transfers	(30)
Amounts applied	(848)
Translation differences and other	(3)
Impairment provision at December 31, 2019	2,798
Public-sector net trade receivables at December 31, 2019 and 2018 amounted to 352 million euros and 345 million euros, respectively.

The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2019 and 2018 is as follows:

	12/31/2019
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,680	(19)
Amount not overdue invoiced	3,978	(242)
Less than 90 days	1,299	(195)
Between 90 and 180 days	504	(201)
Between 180 and 360 days	602	(440)
More than 360 days	1,906	(1,701)
Total	10,969	(2,798)

	12/31/2018
Millions of euros	Trade receivables	Impairment
Trade receivables pending billing	2,682	(25)
Amount not overdue invoiced	3,508	(195)
Less than 90 days	1,532	(164)
Between 90 and 180 days	519	(168)
Between 180 and 360 days	364	(212)
More than 360 days	2,061	(1,893)
Total	10,666	(2,657)

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Note 15. Other current financial assets
The other current financial assets include the following items:

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position amounted to 1,441 million euros at December 31, 2019 (922 million euros at December 31, 2018, see Note 19).

•
Short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 113 million euros at December 31, 2019 (87 million euros at December 31, 2018) and were recorded at fair value. At December 31, 2018 Antares amounted to 52 million euros was reclassified to non-current assets classified as held for sale (see Note 30). During 2019, Argentina acquired United States treasury bills amounting to 174 million euros at December 31, 2019.

•
Short-term deposits and guarantees amounted to 98 million euros at December 31, 2019 (95 million euros at December 31, 2018) which include current judicial deposits amounting to 61 million euros, (see Note 24) constituted by Telefónica Brazil (71 million euros at December 31, 2018).

•
Short-term credits, net of impairment provisions, amounted to 1,298 million euros at December 31, 2019 (1,102 million euros at December 31, 2018). At December 31, 2019, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 1,149 million euros (972 million euros at December 31, 2018).

The vast majority of short-term credits, deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2019 is as follows:

December 31, 2019
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	757	—	104	565	2,676	511	3,591	—	2,290	6,392	6,392
Investments	35	—	—	565	—	496	104	—	—	600	600
Credits and other financial assets	9	—	—	—	—	9	—	—	532	541	541
Deposits and guarantees	—	—	—	—	—	—	—	—	1,285	1,285	1,285
Derivative instruments	713	—	—	—	2,676	6	3,383	—	—	3,389	3,389
Trade receivables	—	—	104	—	—	—	104	—	615	719	565
Trade receivables for subleases	—	—	—	—	—	—	—	—	12	12	12
Impairment of trade receivables	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	960	—	567	—	1,104	317	2,314	—	15,286	17,917	17,917
Trade receivables (Note 14)	480	—	567	—	—	—	1,047	—	10,503	11,550	8,752
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,798)	(2,798)	—
Other financial assets (Note 15)	480	—	—	—	1,104	317	1,267	—	1,539	3,123	3,123
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,042	6,042	6,042
Total	1,717	—	671	565	3,780	828	5,905	—	17,576	24,309	24,309
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

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The breakdown of financial assets of the Telefónica Group at December 31, 2018 was as follows:

December 31, 2018
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	860	—	70	545	1,950	660	2,765	—	2,968	6,393	6,393
Investments	28	—	—	545	—	492	81	—	—	573	573
Credits and other financial assets	6	—	—	—	—	6	—	—	1,044	1,050	1,050
Deposits and guarantees	—	—	—	—	—	—	—	—	1,624	1,624	1,624
Derivative instruments	826	—	—	—	1,950	162	2,614	—	—	2,776	2,776
Trade receivables	—	—	70	—	—	—	70	—	418	488	370
Impairment of trade receivables	—	—	—	—	—	—	—	—	(118)	(118)	—
Current financial assets	961	—	681	—	660	154	2,148	—	14,018	16,320	16,320
Trade receivables (Note 14)	580	—	680	—	—	—	1,260	—	9,816	11,076	8,419
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,657)	(2,657)	—
Other current financial assets (Note 15)	381	—	1	—	660	154	888	—	1,167	2,209	2,209
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,692	5,692	5,692
Total	1,821	—	751	545	2,610	814	4,913	—	16,986	22,713	22,713

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Note 17. Equity
a) Share capital and share premium
At December 31, 2019, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros, without changes from 2018, and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
On May 16, 2019, Telefónica's shares ceased to be listed on the London Stock Exchange, and on July 12, 2019, Telefónica's shares ceased to be listed on the Argentine Stock Exchange.
Authorizations by Shareholders’ Meeting
With respect to share capital-related authorizations, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum five years period from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. Pursuant to the aforementioned authorizations, as of December 31, 2019, the Board of Directors may increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
In addition, at the June 9, 2017 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, promissory notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, tradable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The issuance of the aforementioned securities may be conducted at one or several times, at any time, within a maximum five-year period from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments in any legally admitted form (including yet not restricted to preferred shares), plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company and/or giving the holders thereof a share in the earnings of the Company.

This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed the sum of 25,000 million euros or the equivalent in another currency at any time. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for the purpose of the aforementioned limit. Likewise, for the sake of the aforementioned limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance approved under this delegation shall be taken into account.
Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).
b) Dividends
Dividends distribution in 2019
Approval was given at the General Shareholders' Meeting of June 7, 2019, to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
Dividends distribution in 2018
Approval was given at the General Shareholders' Meeting of June 8, 2018 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
Dividends distribution in 2017
Approval was given at the General Shareholders' Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million

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euros and the second payment of a gross amount of 0.20 in cash per share was made on December 14, 2017 amounting to 1,025 million euros.
Proposed distribution of profit attributable to equity holders of the parent
Telefónica, S.A. generated 5,740 million euros of profit in 2019.
The Company’s Board of Directors will submit the following proposed distribution of 2019 profit for approval at the Shareholders’ Meeting:

Millions of euros
Other reserves	5,740
Total	5,740

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized un advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2018	Tender Offer	Amount repurchased	Redemption	12/31/2019
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	—	—	—	—	500
03/14/2019	4.375%	from 03/14/23 rate SWAP + spread incremental	2025	—	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/2015(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	—	—	—	452
12/04/2014	4.20%	from 12/04/19 rate SWAP + spread incremental	2019	705	705	(587)	(118)	—
03/31/2014	5%	from 03/31/20 rate SWAP + spread incremental	2020	592	592	(348)	—	244
	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	205	—	—	—	205
09/18/2013	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	292	—	—	—	292
				7,496				8,243
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million U.S. dollars).
(**) Security Issued in pounds sterling for a live nominal amount of 172 million pounds sterling.
In all issuances of undated deeply subordinated securities (hybrids instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.
In March 2019, in order to proactively manage its hybrid capital, Telefónica Europe, B.V. executed an operation composed of: (i) one new issue per aggregate amount of 1,300 million euros; and (ii) the presentation of a tender offer on two hybrid instruments in euros with early amortization dates in December 2019 and March 2020, respectively. The issuer accepted the purchase in cash of all the bonds involved in the tender and immediately thereafter these were amortized in advance. The operations of new issuance and repurchase were liquidated on March 14, 2019 and March 15, 2019, respectively. Following this, the issuer, in accordance with the terms of the instrument, exercised the clean up call of the total amortization of the hybrid with first non-call date in December

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2019 This hybrid instrument was completely amortized on May 7, 2019.
On September 24, 2019, Telefónica Europe, B.V. issued hybrid instruments with the unconditional and irrevocable guarantee of Telefónica in an aggregate amount of 500 million euros amortizable, at the option of the issuer, from the eighth year from the date of issue. The hybrid instruments will bear a fixed rate of interest of 2.875% per year from the date of the issuance (included) until September 24, 2027 (not included). From September 24, 2027 (included) the hybrid instruments shall accrued a fix interest equal to applicable 8-year swap rate plus a margin of: (i) 3.071% per annum from September 24, 2027 up to (but excluding) September 24, 2029; (ii) 3.321% per annum from September 24, 2029 up to (but excluding) September 24, 2047; and (iii) 4.071% per annum from (and including) September 24, 2047.
In 2019, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 256 million euros (392 million and 263 million euros in 2018 and 2017, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2019 and 2018, the coupons related to the undated deeply subordinated securities was impacted by the premium of the tender offer in each of these periods amounting to 28 million euros and 139 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2019 the Company had duly set aside 1,038 million euros to comply with legal reserve requirements.
e) Retained earnings
These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.
In addition, these reserves include the translation effect of the financial statements of the Group companies in Argentina and Venezuela (hyperinflationary economies, see Note 3.a), that as of December 31, 2019 amounted to -1,936 and -3,728 million euros, respectively (-1,890 and -3,516 million euros, respectively, as of December 31, 2018).
These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves
The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 5 million euros were reclassified to “Retained earnings” in 2019 (6 million euros in 2018) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2019, this reserve amounted to 67 million euros (72 million euros at December 31, 2018).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2019 and 2018, no amount was recorded in this account, the cumulative amount in those periods was 731 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2019	2018	2017
Brazilian real	(10,910)	(10,603)	(8,710)
Pound sterling	(2,868)	(3,266)	(3,223)
Other currencies	(810)	(882)	(3,921)
Total Group	(14,588)	(14,751)	(15,854)
Argentina began to be considered as a hyperinflationary country from July 2018 (see Note 3.a).

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g) Adjustment on initial application of IFRS 16, IFRS 15 and IFRS 9
The initial application of IFRS 16 Leases (see Note 2) effective as of January 1, 2019, had a net impact on total equity amounting to 16 million euros, 11 million euros attributable to equity holders and 5 million euros attributable to minority interests.
The initial application of IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers (see Note 2), effective as of January 1, 2018, had a net impact on total equity amounting to -165 million euros and 743 million euros, respectively in 2018, with the following detail:

Millions of euros	IFRS 9	IFRS 15	Total
Gross impact on equity	(221)	1,006	785
Tax effect	56	(263)	(207)
Impact on equity	(165)	743	578
Attributable to equity holders	(142)	654	512
Attributable to non-controlling interest	(23)	89	66

The amount reclassified to other comprehensive income from retained earnings, related to impairment losses of previous years, was included in the adjustment on initial application (see Note 2).

h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2019, 2018 and 2017:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.49385%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
(*) Millions of euros.
The following transactions involving treasury shares were carried out in 2019, 2018 and 2017:

Number of shares
Treasury shares at 12/31/16	141,229,134
Acquisitions	—
Employee share option plan	(3,518,795)
Capital reduction	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Acquisitions	—
Employee share option plan	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan	(1,966,931)
Treasury shares at 12/31/19	77,562,635
There were treasury shares purchases in 2019 amounting to 99 million euros. (There were no treasury shares purchases in 2018 and 2017)..
The most significant transaction with treasury shares in 2017 was the swap with Koninklijke KPN NV (hereinafter, KPN) by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter, amounting to 754 million euros (see Note 5).
On September 30, 2017, and on September 30, 2018, the first and second cycles, respectively, of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (PIP 2014-2019) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 27).
On July 31, 2017, the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 27).
The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent of 48 million of Telefónica shares at December 31, 2019 (22 million shares at December 31, 2018), recognized under “Current financial liabilities” in the consolidated statement of financial position.

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i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2019, 2018 and 2017 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/18	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/19
Telefônica Brasil, S.A.	4,604	(3)	—	(374)	307	(85)	(7)	4,442
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(75)	—	(7)	2,544
Colombia Telecomunicaciones, S.A., ESP	523	(1)	—	—	11	4	(11)	526
Telefónica Centroamericana Inversiones, S.L.	316	—	(414)	—	196	7	1	106
Telxius Telecom, S.A.	677	—	—	(87)	86	7	(2)	681
Other	40	—	—	(2)	(3)	—	(2)	33
Total	9,033	(4)	(414)	(710)	522	(67)	(28)	8,332

Millions of euros	Balance at 12/31/17	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/18
Telefônica Brasil, S.A.	5,018	—	—	(406)	556	(550)	(14)	4,604
Telefónica Deutschland Holding, A.G.	3,114	—	—	(238)	(88)	—	85	2,873
Colombia Telecomunicaciones, S.A., ESP	523	—	—	—	41	(19)	(22)	523
Telefónica Centroamericana Inversiones, S.L.	307	—	—	(28)	30	7	—	316
Telxius Telecom, S.A.	694	139	—	(231)	80	5	(10)	677
Other	42	—	1	(3)	—	(1)	1	40
Total	9,698	139	1	(906)	619	(558)	40	9,033

Millions of euros	Balance at 12/31/16	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/17
Telefônica Brasil, S.A.	5,756	25	—	(320)	336	(772)	(7)	5,018
Telefónica Deutschland Holding, A.G.	4,150	—	(671)	(229)	(140)	—	4	3,114
Colombia Telecomunicaciones, S.A., ESP	(88)	605	—	—	26	(4)	(16)	523
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(22)	18	(43)	—	307
Telxius Telecom, S.A.	—	690	—	—	7	(3)	—	694
Other	56	—	—	(12)	(1)	(2)	1	42
Total	10,228	1,320	(671)	(583)	246	(824)	(18)	9,698
In 2019, "Acquisitions of non-controlling interests and exclusion of companies" reflects the effect of the sale of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 114,112 and 188 million euros, respectively (see Note 2). Telefónica Centroamericana Inversiones, S.L.'s "Profit/(loss) for the year" has been affected by the capital gain attributable to minorities related to such sales.

In 2018, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 16.65% of the total share capital of Pontel to a subsidiary of the Pontegadea Group amounting to 378.8 million euros. This participation is equivalent to an indirect participation of 9.99% in the share capital of Telxius (see Note 5).

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In 2017, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Colombia Telecomunicaciones and the sale of 40% of the total share capital of Telxius Telecom, S.A.U. to KKR amounting to 1,275 million euros. The swap agreement with KPN is particularly noteworthy, whereby Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 5).
Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones is as follows:

Millions of euros
Colombia Telecomunicaciones	2019	2018	2017
Revenues	1,410	1,468	1,462
OIBDA	558	556	482
Depreciation and amortization	(386)	(385)	(357)
Operating income	172	171	125
Capital Expenditure	309	192	796
Fixed Assets	1,904	1,950	2,221
Total allocated assets	3,296	3,073	3,246
Total allocated liabilities	1,825	1,615	1,790
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2019	2018	2017
Net cash flow provided by operating activities	4,231	3,599	3,710
Net cash flow used in investing activities	(1,900)	(2,012)	(2,285)
Net cash flow used in financing activities	(2,230)	(1,660)	(1,653)
	101	(73)	(228)

Millions of euros
Telefónica Germany	2019	2018	2017
Net cash flow provided by operating activities	2,249	1,898	1,942
Net cash flow used in investing activities	(1,194)	(1,137)	(1,223)
Net cash flow used in financing activities	(997)	(569)	(706)
	58	192	13

Millions of euros
Colombia Telecomunicaciones	2019	2018	2017
Net cash flow provided by operating activities	237	344	324
Net cash flow provided by (used in) investing activities	15	(167)	(684)
Net cash flow provided by (used in) financing activities	(169)	(229)	407
	83	(52)	47

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Note 18. Financial liabilities
The breakdown of financial liabilities at December 31, 2019 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2020	2021	2022	2023	2024	Subse-quent years	Non-current total	Total
Debentures and bonds	5,826	4,876	5,152	2,369	1,048	23,365	36,810	42,636
Promissory notes & commercial paper	1,635	—	—	140	263	320	723	2,358
Total Issues	7,461	4,876	5,152	2,509	1,311	23,685	37,533	44,994
Loans and other payables	1,091	447	380	423	547	1,600	3,397	4,488
Derivative instruments (Note 19)	524	199	228	101	132	1,698	2,358	2,882
Total	9,076	5,522	5,760	3,033	1,990	26,983	43,288	52,364
The estimate of future payments for interest on these financial liabilities at December 31, 2019 is as follows: 1,503 million euros in 2020, 1,282 million euros in 2021, 1,153 million euros in 2022, 984 million euros in 2023, 889 million euros in 2024 and 9,436 million euros in years after 2024. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2019.
Derivative instruments consider the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (1,441 million euros) and non-current (3,389 million euros), i.e. when they have a positive mark-to-market.

In 2018 and 2019, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2019 the corresponding amount pending payment, recognized in “Loans and other payables” line, was 220 million euros (210 million euros at December 31, 2018). The deferred payments made in relation to this item during the year amounted to 380 million euros (428 million euros in 2018).
The composition of these financial liabilities by category at December 31, 2019 and 2018 is as follows:

December 31, 2019
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,994	44,994	49,474
Loans and other payables	—	—	—	—	—	—	4,488	4,488	4,511
Derivative instruments	961	—	1,921	59	2,823	—	—	2,882	2,882
Total financial liabilities	961	—	1,921	59	2,823	—	49,482	52,364	56,867

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December 31, 2018
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,630	43,630	44,939
Loans and other payables	—	—	—	—	—	—	8,555	8,555	8,517
Derivative instruments	870	—	1,647	71	2,446	—	—	2,517	2,517
Total financial liabilities	870	—	1,647	71	2,446	—	52,185	54,702	55,973
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2019, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Peru and El Salvador), which amounted to approximately 2% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Part of the amount owed by the Telefónica Group includes restatements related to amortized cost at December 31, 2019 and 2018 as a result of fair value interest rate and exchange rate hedges.
Issues, promissory notes, commercial paper, loans and other payables
The movement in changes in issues, promissory notes, commercial paper, loans and other payables in 2019 and 2018 arising from financial activities is as follows:

			Cash used in financing activities
Millions of euros	Balance at 12/31/18	First application of IFRS 16	Cash received	Cash paid	Translation differences and exchange gains and losses	Fair value adjustment and financial updates	Other movements	Balance at 12/31/19
Issues	41,176	—	4,186	(3,653)	427	494	6	42,636
Promissory notes and commercial paper	2,454	—	412	(512)	1	1	2	2,358
Loans and other payables	8,555	(151)	1,138	(6,076)	55	25	942	4,488

		Cash used in financing activities
Millions of euros	Balance at 12/31/17	Cash received	Cash paid	Translation differences and exchange gains and losses	Fair value adjustment and financial updates	Other movements	Balance at 12/31/18
Issues	41,288	4,289	(4,654)	533	(280)	—	41,176
Promissory notes and commercial paper	2,406	299	(255)	4	—	—	2,454
Loans and other payables	8,900	3,465	(4,161)	80	10	261	8,555

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Debentures and bonds
At December 31, 2019, the nominal amount of outstanding debentures and bonds issues was 40,668 million euros (39,709 million euros at December 31, 2018). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2019, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are directly or indirectly fully owned subsidiaries of Telefónica, S.A.

Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:

•
At December 31, 2019, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2019 was 1,390 million euros, issued at an average interest rate of -0.28% for 2019 (1,666 million euros issued in 2018 at an average rate of -0.23%).

•
At December 31, 2019, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2019 of 75 million euros (181 million euros in 2018).

On April 25, 2019, Telefónica Germany GmbH & Co. OHG issued debt instruments in the local market (schuldscheindarlehen and namensschuldverschreingbung) for an aggregate amount of 360 million euros with different maturity terms until 2029.

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Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2019 was 1.52% (1.70% in 2018). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2019 and 2018 and their nominal amounts are provided in Appendix V.
Interest-bearing debt arranged or repaid in 2019 mainly includes the following:

Description	Limit 12/31/2019 (million euros)	Currency	Outstanding balance 12/31/2019 (million euros)	Arrangement date	Maturity date	Drawndown 2019 (million euros)	Repayment 2019 (million euros)
Telefónica, S.A.
Bilateral Credit (1)	300	EUR	—	05/14/2019	05/14/2024	—	—
Bilateral loan (2)	—	EUR	—	06/26/2014	04/01/2019	—	(1,000)
Bilateral loan	—	EUR	—	10/24/2016	03/19/2019	—	(150)
Bilateral loan	—	EUR	—	12/20/2017	07/22/2019	—	(385)
Bilateral loan	—	EUR	200	07/11/2019	08/14/2026	200	—
Bilateral loan (3)	—	EUR	—	12/28/2017	10/22/2019	—	(100)
Bilateral loan (4)	—	EUR	—	11/24/2017	10/30/2019	—	(100)
Bilateral loan	150	EUR	—	11/08/2019	03/31/2030	—	—
Bilateral loan (5)	—	EUR	—	02/23/2016	12/23/2019	—	(100)
Bilateral loan	200	EUR	—	12/04/2019	06/04/2027	—	—
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan (6)	—	COP	—	01/05/2018	12/16/2019	—	(142)
Telefónica Europe B.V.
Structured financing (7)	—	EUR	—	11/28/2016	12/16/2019	—	(1,500)
Telxius Telecom S.A.U.
Bilateral loan	—	EUR	150	11/29/2019	11/29/2021	150	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility (8)	750	EUR	—	12/17/2019	12/17/2024	—	—
EIB Financing (Tranche 1)	300	EUR	—	12/18/2019	12/18/2028	—	—
(1) The facility matures in 2024, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2026.
(2) On February, 18, 2019 and April 1, 2019 Telefónica, S.A. made an early repayment for 500 million euros respectively, of its 1,000 million euros bilateral loan signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.
(3) On October 22, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on October 22, 2020.
(4) On October 30, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on January 30, 2026.
(5) On December 23, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on February 23, 2021.
(6) On May 30, 2019 Colombia Telecomunicaciones S.A. E.S.P. made an early repayment for 380,000 million COP and on December 16, 2019 153,000 million COP of its 533,000 million COP bilateral loan signed on January 5, 2018 and originally scheduled to mature on January 5, 2025.
(7) On August 16, 2019, Telefónica Europe, B.V. made an early repayment for 750 million euros, on November 15, 2019 450 million euros and on December 16, 2019 300 million euros of its structured financing signed on November 28, 2016 and originally scheduled to mature on November 28, 2024.
(8) On December 17, 2019, Telefónica Germany GmbH & Co. OHG signed a syndicated financing facility for an aggregate amount of 750 million euros which replaces the syndicated financing facility for 750 million euros signed on March 22, 2016, and originally scheduled to mature on March 22, 2023. The new financing matures in 2024, with two annual extension options at the request of Telefónica Germany GmbH & Co. OHG, for a maximum maturity in 2026.

At December 31, 2019, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 13,679 million euros (12,219 million euros at December 31, 2018), of which 12,789 million euros will mature in more than twelve months.

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Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2019 and 2018, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/19	12/31/18	12/31/19	12/31/18
Euro	2,484	5,114	2,484	5,114
U.S. dollar	1,522	2,413	1,355	2,106
Brazilian real	1,527	2,964	337	668
Colombian peso	166,616	1,031,005	45	277
Pounds sterling	100	100	117	112
Peruvian nuevo sol	54	525	14	136
Other currencies			136	142
Total Group			4,488	8,555

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Note 19. Derivative financial instruments and risk management policies
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group companies are as follows:

•
Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

•
Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

•
Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.

•
Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

•
Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the Parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

•
Credit risk: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).
For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.
At December 31, 2019, the net financial debt in Latin American currencies was equivalent to approximately 4,077 million euros (4,209 million euros in 2018). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

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Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2019, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 244 million euros (458 million euros in 2018).
At December 31, 2019, net financial debt in pounds sterling was equivalent to 3,938 million euros (3,566 million euros at December 31, 2018), aligned with the objective of meeting the policy of maintaining debt in pounds sterling around 2 times the OIBDA/Net Financial Debt ratio.
The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
In 2019, net negative foreign exchange results (excluding monetary correction) amounted to 413 million euros (963 million euros in 2018), mainly due to the conversion of the Venezuelan bolivar soberano from 7,608 to 68,448 per US dollar (see Note 2), that resulted in exchange losses of 426 million euros (954 million euros in 2018).
The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2019 was considered constant during 2020; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2020 and identical to that existing at the end of 2019. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	3	(615)
USD	10%	2	(114)
European currencies vs EUR	10%	1	(375)
Latin American currencies vs USD	10%	—	(126)
All currencies vs EUR	(10%)	(3)	615
USD	(10%)	(2)	114
European currencies vs EUR	(10%)	(1)	375
Latin American currencies vs USD	(10%)	—	126
The Group’s monetary position in Venezuela at December 31, 2019 is a net debt position of 7,122,859 million Venezuelan bolivars equivalent to -93 million euros (1,375,524 million Venezuelan bolivars equivalent to -158 million euros at December 31, 2018). The net monetary position exposure in 2019 has been a debtor position, which led to a higher financial income of 492 million euros due to the effect of the monetary correction for inflation during the year (1,173 million euros in 2018).

Interest rate risk
The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.

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In order to meet this target, Telefónica mainly carried out the following:
a) The interest rate of borrowings tied to a variable interest rate was set.
b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.
c) Fixed rate debt instruments were converted into variable market rate debt instruments.
These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2019 the Euribor, the Brazilian SELIC, the dollar Libor, the pound sterling Libor and the Mexican UDI (inflation) were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2019, 74.6% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 73.6% in 2018. Of the remaining 25.4% (net debt at floating rates or at fixed rates maturing within one year), 1.1 percentage points had interest rates bounded in a period over one year, versus 0.9 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2018.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates during the year has led to an increase in the market value of these liabilities. However, this increase was nearly completely offset by the increase in the market value of the hedges on these positions.
Net financial results amounted to 1,832 million euros in 2019, 877 million higher than the previous year, on one hand due to the positive impacts on the consolidated financial statements associated with the previously mentioned favorable court ruling in Brazil in 2018 and on the other hand the impact of the adoption of IFRS16.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2019, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2019, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(87)	(642)
-100bp	85	642
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of convertible or exchangeable instruments issued by Telefónica Group, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies; or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. The first and second cycles commenced, respectively, in January 2018 and 2019 (see Note 27). Additionally, the 2018 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which has been implemented during 2019 and, predictably, will deliver to its participants in 2021.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2019 to cover shares deliverable under the new Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2019, the average maturity of net financial debt (37,744 million euros) was 10.50 years (including undrawn committed credit facilities).
At December 31, 2019, financial liabilities (Note 18) and leases debt (Note 20) scheduled to mature in 2020 amounted to 9,076 and 1,600 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2020, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 12,789 million euros at December 31, 2019), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2019, see Note 18 and Appendix V.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.
Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2019, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,253 million euros, which represents 3.3% of net financial debt of the Group.

Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 1,901 million euros from Latin America companies have been received in 2019, of which 1,180 million euros was in the form of dividends. In addition, there is an additional inflow of funds amounting to 721 million euros, mainly associated with disinvestments carried out in Central America.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.
At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments).
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the

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risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2019, these guarantees amounted to approximately 5,774 million euros (5,328 million euros at December 31, 2018).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.
The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives policy
At December 31, 2019, the nominal value of outstanding derivatives with external counterparties amounted to 128,654 million euros equivalent, a 7% decrease from December 31,

2018 (138,102 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed below:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:

•
Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

•
Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.
This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the

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underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.
In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.
3) Matching the company contracting the derivative and the company that owns the hedged item.
Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, and the Calypso system, both extensively used among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
5) Sale of options only when there is an underlying exposure.
Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.
6) Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

•	Variations in the price of commodities related to contracts that the Group has with third parties.
Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

The main coverage instruments used are:

•
Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.

•	Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.

•	Spots: for purchases and sales of currencies that are made same day value or two days’ value. Generally used for operational needs or for divestments of operations in foreign currency.

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•	Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.

•
Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.

•	It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect” hedge, but this circumstance will have to be analyzed case by case.

•	CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.

•
Derivatives of Commodities: supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.

•
Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.

Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:

•	the same underlying item; or

•	Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.
Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.
This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and

Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.
There can be three types of hedges:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.

When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.
Hedges can comprise a combination of different derivatives.
Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of “financial risks management and hedging strategy under IFRS 9”. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is

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effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

•	The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.

•	The hedging instrument starts with initial value and a financing effect is produced.

•	When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.
7) Cancellation of derivatives.
When a derivative transaction is canceled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.
The breakdown of the financial results recognized in 2019, 2018 and 2017 is as follows:

Millions of euros	2019	2018	2017
Interest income	291	234	638
Dividends received	15	15	16
Other financial income	120	826	17
Subtotal	426	1,075	671
Changes in fair value of asset derivatives at fair value through profit or loss	353	202	35
Changes in fair value of liability derivatives at fair value through profit or loss	(376)	(190)	(97)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	(3)	(3)	—
Transfer from equity of results of cash flow hedges - future cash flows that are not longer expected to happen	—	(7)	—
Transfer from equity to profit and loss from available-for-sale assets and others	n.a.	n.a.	(33)
(Loss)/Gain on fair value hedges	604	(223)	(150)
Gain/(loss) on adjustment to items hedged by fair value hedges	(540)	271	194
Subtotal	38	50	(51)
Interest expenses	(1,903)	(1,715)	(2,137)
Ineffective portion of cash flow hedges	(20)	(29)	(10)
Accretion of provisions and other liabilities	(334)	(410)	(453)
Other financial expenses	(160)	(203)	(310)
Subtotal	(2,417)	(2,357)	(2,910)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,953)	(1,232)	(2,290)
n.a.: not applicable.
"Interest expenses" includes transfers from equity from cash flow hedges of interest rate amounting to +166 million euros in 2019 (+68 million euros and -162 million euros in 2018 and 2017, respectively).
"Other financial income" in 2019 included 665 million euros from Telefónica Brazil corresponding to the default interest derivatives of the final decision in favor about the right to deduct the ICMS from the calculation basis of PIS/COFINS (see Note 12).

The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 42 million euros (67 million euros in 2018) and is recorded under Financial Income in the consolidated income statement.

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Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	Movement in 2019	Movement in 2018
Opening balance of assets/(liabilities)	1,181	505
Financing payments	148	52
Financing proceeds	(153)	(209)
Interest (proceeds)/payments	(238)	(126)
Other (proceeds)/payments	5	(28)
Fair value adjustments through other comprehensive income	357	999
Movements with counterparty in the income statement	646	2
Translation differences	(49)	(70)
Other movements	51	56
Closing balance of assets/(liabilities)	1,948	1,181
The variation in 2019 represents an increase of 767 million euros of asset (increase of 676 million euros in 2018) mainly due to the decrease in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
In 2018, taking into consideration IFRS 9, it was decided to modify the presentation of variation in cash flow hedges, the impact of which coincided with the period of the income statement generated by the respective hedges items, with them being included in the statement of comprehensive income and recycled to income statement for the same period. These variations are recognized in the line "Fair value Adjustments recognized against other comprehensive income" in the table above. This change to the presentation of these variations has no impact on the income statement or on other comprehensive income.
Net financial debt as of December 31, 2019 includes a positive value of the derivatives portfolio for a net amount of 1,948 million euros (see Note 2). This amount includes a positive value of 839 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 535 million euros at December 31, 2018).
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net

CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.
Derivatives arranged by the Group at December 31, 2019 are detailed in Appendix IV.

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The breakdown of Telefónica’s detail of hedges and other derivative instruments at December 31, 2019 and December 31, 2018, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2019
Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2020	2021	2022	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(662)	2,827	1,446	7,041	10,652	(2,676)	(1,104)	1,667	254	(1,859)
Interest rate risk	677	(199)	818	(1,605)	(309)	(584)	(289)	41	38	(794)
Cash flow hedges	482	—	1,403	884	2,769	(8)	(4)	29	38	55
Fair value hedges	195	(199)	(585)	(2,489)	(3,078)	(576)	(285)	12	—	(849)
Exchange rate risk	(2,331)	1,038	400	6,033	5,140	(1,489)	(389)	1,339	148	(391)
Cash flow hedges	1,587	1,102	686	6,033	9,408	(1,325)	(348)	1,337	37	(299)
Fair value hedges	693	—	(286)	—	407	(164)	(21)	—	15	(170)
Net investments hedges	(4,611)	(64)	—	—	(4,675)	—	(20)	2	96	78
Interest rate and exchange rate risk	992	1,988	228	2,613	5,821	(603)	(426)	287	68	(674)
Cash flow hedges	1,006	2,004	230	2,648	5,888	(549)	(409)	287	65	(606)
Fair value hedges	(14)	(16)	(2)	(35)	(67)	(54)	(17)	—	3	(68)
Derivate instruments of no-accounting hedges	(3,798)	(349)	(774)	(1,799)	(6,720)	(713)	(337)	691	270	(89)
Other derivatives of interest rate	(1,501)	(473)	(774)	(1,799)	(4,547)	(713)	(316)	688	146	(195)
Other derivatives of exchange rate	(2,484)	—	—	—	(2,484)	—	(21)	—	113	92
Other derivatives	187	124	—	—	311	—	—	3	11	14
Total derivative instruments	(4,460)	2,478	672	5,242	3,932	(3,389)	(1,441)	2,358	524	(1,948)
No derivatives instruments of accounting hedges (***)	—	59	234	720	1,013	—	—	1,043	—	1,043
Exchange rate risk	—	59	234	720	1,013	—	—	1,043	—	1,043
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	59	234	720	1,013	—	—	1,043	—	1,043
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 251 million euros correspond to "Loans and other debts" and 792 million euros to "Obligations and bonds" (see Note 18).

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December 31, 2018
Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
	2019	2020	2021	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(4,443)	4,743	2,799	7,471	10,570	(1,950)	(660)	1,447	200	(963)
Interest rate risk	(686)	1,746	(299)	(86)	675	(398)	(186)	270	9	(305)
Cash flow hedges	(607)	1,567	46	1,269	2,275	(154)	(2)	228	4	76
Fair value hedges	(79)	179	(345)	(1,355)	(1,600)	(244)	(184)	42	5	(381)
Exchange rate risk	(4,718)	2,219	1,102	5,980	4,583	(835)	(183)	939	70	(9)
Cash flow hedges	341	2,219	1,102	5,980	9,642	(834)	(76)	939	10	39
Fair value hedges	50	—	—	—	50	(1)	(45)	—	14	(32)
Net investments hedges	(5,109)	—	—	—	(5,109)	—	(62)	—	46	(16)
Interest rate and exchange rate risk	961	778	1,996	1,577	5,312	(717)	(291)	238	121	(649)
Cash flow hedges	962	801	2,001	1,736	5,500	(541)	(291)	238	121	(473)
Fair value hedges	(1)	(23)	(5)	(159)	(188)	(176)	—	—	—	(176)
Derivate instruments of no-accounting hedges	(4,318)	(321)	(531)	(2,551)	(7,721)	(826)	(262)	840	30	(218)
Other derivatives of interest rate	(3,571)	(321)	(531)	(2,551)	(6,974)	(826)	(128)	830	3	(121)
Other derivatives of exchange rate	(747)	—	—	—	(747)	—	(134)	—	25	(109)
Other derivatives	—	—	—	—	—	—	—	10	2	12
Total derivative instruments	(8,761)	4,422	2,268	4,920	2,849	(2,776)	(922)	2,287	230	(1,181)
No derivatives instruments of accounting hedges (***)	—	56	56	858	970	—	—	996	—	996
Exchange rate risk	—	56	56	858	970	—	—	996	—	996
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	56	56	858	970	—	—	996	—	996
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 243 million euros correspond to "Loans and other debts" and 753 million euros to "Obligations and bonds" (see Note 18).

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The detail of hedged items by fair value hedges at December 31, 2019 and December 31, 2018 are as follows:

December 31, 2019
Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	474	3	477	—	1	—	1	—
Financial assets and other non-current assets	—	151	—	151	—	—	—	—	—
Receivables and other current assets	—	323	—	323	—	1	—	1	—
Other current financial assets	—	—	3	3	—	—	—	—	—
Liabilities	3,929	1,956	5,703	11,588	819	(6)	774	1,587	152
Non-current financial liabilities	3,858	1,176	5,512	10,546	817	—	750	1,567	125
Payables and other non-current liabilities	—	99	—	99	—	—	—	—	—
Current financial liabilities	71	9	191	271	2	—	24	26	6
Payables and other current liabilities	—	672	—	672	—	(6)	—	(6)	21
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

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December 31, 2018
Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	371	—	371	—	(29)	—	(29)	—
Financial assets and other non-current assets	—	143	—	143	—	—	—	—	—
Receivables and other current assets	—	213	—	213	—	(34)	—	(34)	—
Other current financial assets	—	15	—	15	—	5	—	5	—
Liabilities	2,445	1,111	6,429	9,985	236	(11)	(141)	84	197
Non-current financial liabilities	1,729	670	6,062	8,461	357	15	(146)	226	199
Payables and other non-current liabilities	530	—	—	530	(121)	—	—	(121)	—
Current financial liabilities	186	9	367	562	—	—	5	5	1
Payables and other current liabilities	—	432	—	432	—	(26)	—	(26)	(3)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

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The evolutions of hedges in equity at December 31, 2019 and December 31, 2018 are as follows:

Millions of euros	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Changes in the fair value registered in equity	(5)	572	67	(260)	(1)	373	(100)	273
Transfer to the initial value of hedged item	2	(4)	(7)	—	—	(9)	3	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	26	—	—	—	—	26	—	26
Transfer to the income statement of the period - the hedged item has affected profit or loss	124	(371)	(295)	73	—	(469)	118	(351)
Total translation differences	—	(1)	—	1	—	—	—	—
Other movements	—	(4)	3	—	—	(1)	1	—
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Amounts remaining in equity for continuing hedges	(12)	(188)	(216)	1,349	(6)	927
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(136)	32	(94)	—	—	(198)
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729
The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +166 million euros (+68 million euros in 2018), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note, and in exchange differences amounted to +369 million euros (+645 million euros in 2018).

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Millions of euros	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2017	(394)	(357)	(179)	1,502	—	572	(188)	384
Changes in the fair value registered in equity	(52)	584	392	33	(5)	952	(243)	709
Transfer to the initial value of hedged item	—	—	(1)	—	—	(1)	—	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	7	—	—	—	—	7	(2)	5
Transfer to the income statement of the period - the hedged item has affected profit or loss	144	(574)	(290)	—	—	(720)	184	(536)
Total translation differences	—	(1)	—	—	—	(1)	—	(1)
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Amounts remaining in equity for continuing hedges	(176)	(377)	14	1,534	(5)	990
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(119)	29	(92)	1	—	(181)
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809

Telefónica, S.A. 86

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The evolution of cost of hedging in equity in 2019 and 2018 are as follows:

Millions of euros	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element / CBS
	A time-period related hedge item
Balance at 12/31/2017	—	—	—	—
Changes in the fair value registered in equity	51	51	(13)	38
Transfer to the income statement of the period - the hedged item has affected profit or loss	(2)	(2)	1	(1)
Balance at 12/31/2018	49	49	(12)	37
Changes in the fair value registered in equity	(14)	(14)	4	(10)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(4)	(4)	1	(3)
Balance at 12/31/2019	31	31	(7)	24

Telefónica, S.A. 87

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The details of the ineffective portion of accounting hedges with impact on the income statement in 2019 and 2018 are as follows:

2019
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	315	336	(21)
Cash flow hedges	(129)	(108)	(21)
Fair value hedges	444	444	—
Exchange rate risk	242	238	4
Cash flow hedges	551	547	4
Net investment hedges	(309)	(309)	—
Interest rate and exchange rate risk	191	194	(3)
Cash flow hedges	191	194	(3)
Total	748	768	(20)

2018
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(53)	(53)	—
Cash flow hedges	(27)	(27)	—
Fair value hedges	(26)	(26)	—
Exchange rate risk	622	651	(29)
Cash flow hedges	605	634	(29)
Net investment hedges	17	17	—
Interest rate and exchange rate risk	377	377	—
Cash flow hedges	377	377	—
Total	946	975	(29)

Telefónica, S.A. 88

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 20. Lease liabilities
The evolution of lease liabilities in 2019 was as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2018	—
First application impacts due to accounting changes (Note 2)	7,705
Additions	1,474
Principal and interests payments	(1,654)
Principal payments	(1,518)
Interests payments	(185)
Minus: Payments of companies held for sale and sold companies during 2019	49
Disposals	(261)
Exclusion of companies	(121)
Accrued interests	199
Translation differences	23
Transfers and others	(139)
Balance at 12/31/2019	7,226
"Additions" includes fixed asset sale and leaseback transactions, which amounted to 190 million euros (see Note 2). The gain recorded in 2019 for sale and leaseback transactions amounts to 313 million euros.
"Transfers and others" includes the transfer to "Liabilities associated with non-current assets classified as held for sale" of the lease liabilities of Telefónica de Costa Rica which amounted to127 million euros (see Note 30).
“Exclusion of companies” in 2019 correspond to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.
There are commitments for leases not started at December 31, 2019 amounting to 63 million euros.

The maturity schedule of lease liabilities at December 31, 2019 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2020	2021	2022	2023	2024	Subsequent years	Non-current total	Total
Lease liabilities	1,600	1,312	943	892	577	1,902	5,626	7,226

Telefónica, S.A. 89

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Payables	1,553	856
Trade payables	86	87
Payables to suppliers of property, plant and equipment	—	9
Payables for spectrum acquisition	1,362	662
Other payables	105	98
Other non-current liabilities	1,375	1,034
Contractual liabilities (Note 23)	851	613
Deferred revenue	336	283
Current tax payables	188	138
Total	2,928	1,890

In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros (see Note 6). The Company, like the other auction participants, reached an agreement whereby the auction proceeds will be paid in interest-free, annual instalments until 2030, instead of an upfront one-time payment (see Appendix VI). In December 2019 the first installment was paid, amounting to 87 million euros (see Note 28). The current value of the debt at December 31, 2019 amounted to 1,272 million euros, of which 1,186 million euros have a maturity of more than twelve months.
In addition, "Payables for spectrum acquisition" includes the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 37 million euros (530 million euros at December 31, 2018, see Notes 2 and 22), and the pending payment portion for spectrum acquisition in Spain in 2018, amounting to 90 million euros (102 million euros at December 31, 2018, see Note 6).
Payments for financed licenses for the years 2019 and 2018 amounted to 146 and 44 million euros, respectively (see Note 28).
“Deferred revenues” include grants amounting to 150 million euros at December 31, 2019 (97 million euros at December 31, 2018), of which 69 million euros relates to the financial effect resulting from the payment in installments without explicit cost in connection with the aforementioned spectrum auction of Telefónica Germany.

Telefónica, S.A. 90

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 22. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Payables	13,307	13,868
Trade payables	8,095	8,457
Payables to suppliers of property, plant and equipment	3,019	3,237
Payables for spectrum acquisition	196	251
Other payables	1,081	1,092
Dividends pending payment	282	311
Associates and joint ventures payables (Note 10)	634	520
Other current liabilities	1,596	1,617
Contract liabilities (Note 23)	1,283	1,335
Deferred revenue	120	106
Advances received	193	176
Total	14,903	15,485
At December 31, 2019, “Payables for spectrum acquisition” included the debt maturing within twelve months corresponding to the spectrum acquisition of Telefónica Germany in 2019 (see Note 21), amounting to 86 million euros. In addition, this section includes the deferred portion of the current pending payment for acquiring the spectrum in Mexico in 2010, for an equivalent of 64 million euros (79 million euros at December 31, 2018, see Notes 2 and 21). At December 31, 2018 it also included the pending payment portion for the acquisition in 2018 of spectrum by Telefónica Mexico for 107 million euros (see Note 6).
“Deferred revenue” include grants amounting to 15 million euros at December 31, 2019 ( 16 million euros at December 31, 2018).
The composition of current "Other payables" at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Accrued employee benefits	603	611
Other non-financial non-trade payables	478	481
Total	1,081	1,092
“Other non-financial non-trade payables” at December 31, 2018 included the pending payment of 49 million euros corresponding to Telefónica, S.A.’s irrevocable commitment acquired in 2015 to pay a 325 million euros donation to Fundación Telefónica as part of the financing needed to implement the social programs and activities it currently performs or could initiate in the short and medium terms to fulfill its purpose as a foundation (1 million euros at December 31, 2018).
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2019	2018
Number of days
Weighted average maturity period	53	49
Ratio of payments	55	50
Ratio of outstanding invoices	38	44
Millions of euros
Total payments	7,337	6,770
Outstanding invoices	1,152	1,190
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2019 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2019 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2019, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 53 days (49 days in 2018).

Telefónica, S.A. 91

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2019 and 2018 is as follows:

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual assets (Note 12)	108	204	(7)	(172)	5	—	138
Contractual assets	114	204	(7)	(173)	5	1	144
Impairment losses	(6)	—	—	1	—	(1)	(6)
Short-term contractual assets (Note 14)	341	662	(816)	156	9	(1)	351
Contractual assets	364	677	(824)	157	9	(2)	381
Impairment losses	(23)	(15)	8	(1)	—	1	(30)
Total	449	866	(823)	(16)	14	(1)	489

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Long-term contractual assets (Note 12)	—	68	153	(2)	(110)	(1)	108
Contractual assets	—	71	156	(2)	(110)	(1)	114
Impairment losses	—	(3)	(3)	—	—	—	(6)
Short-term contractual assets (Note 14)	—	332	761	(856)	113	(9)	341
Contractual assets	—	354	764	(857)	113	(10)	364
Impairment losses	—	(22)	(3)	1	—	1	(23)
Total	—	400	914	(858)	3	(10)	449
Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

Telefónica, S.A. 92

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The movement of the deferred expenses in 2019 and 2018 is as follows:

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Non-current capitalized costs (Note 12)	191	413	(3)	(381)	—	1	221
Of obtaining a contract	178	368	(3)	(353)	1	—	191
Of fulfilling a contract	13	45	—	(28)	(1)	1	30
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	566	473	(796)	379	5	(2)	625
Of obtaining a contract	541	428	(752)	351	6	(1)	573
Of fulfilling a contract	25	45	(44)	28	(1)	(1)	52
Impairment losses	—	—	—	—	—	—	—
Total	757	886	(799)	(2)	5	(1)	846

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Non-current capitalized costs (Note 12)	—	172	366	(1)	(343)	(3)	191
Of obtaining a contract	—	170	349	(1)	(338)	(2)	178
Of fulfilling a contract	—	2	17	—	(5)	(1)	13
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	—	540	437	(746)	342	(7)	566
Of obtaining a contract	—	522	400	(713)	337	(5)	541
Of fulfilling a contract	—	18	37	(33)	5	(2)	25
Impairment losses	—	—	—	—	—	—	—
Total	—	712	803	(747)	(1)	(10)	757
The movement of contractual liabilities of contracts with customers in 2019 and 2018 is as follows:

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual liabilities (Note 21)	613	409	(7)	(180)	16	—	851
Short-term contractual liabilities (Note 22)	1,335	7,516	(7,747)	165	18	(4)	1,283
Total	1,948	7,925	(7,754)	(15)	34	(4)	2,134

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Long-term contractual liabilities (Note 21)	—	106	558	(295)	240	4	613
Short-term contractual liabilities (Note 22)	—	98	7,561	(7,631)	1,317	(10)	1,335
Total	—	204	8,119	(7,926)	1,557	(6)	1,948

Telefónica, S.A. 93

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

In 2019, "Disposals" include liabilities from previous years (601 million euros) and the corresponding amount to disposals of liabilities from current years.
The “Transfers” column in 2018 shows amounts relating to contractual liabilities reclassified from the “Deferred revenue” (see Notes 21 and 22) line item to reflect the new terminology of IFRS 15. Contract liabilities relate to unperformed performance obligations mainly referred to IRU contracts, prepaid airtime, set up fees and other prepaid services. The most significant portion of the amounts presented as non-current will be recognized as revenues within 24 months and up to 10 years.

The maturity schedule of contractual liabilities at December 31, 2019 is as follows:

Millions of euros	2020	2021	2022	Subsequent years	Total
Contractual liabilities, activation fees	190	6	3	14	213
Contractual liabilities, sales of prepay cards	541	—	—	—	541
Contractual liabilities, services	322	31	6	21	380
Contractual liabilities, sales of handsets	26	2	—	—	28
Contractual liabilities, sales of other equipments	2	—	—	8	10
Contractual liabilities, irrevocable rights to use	54	48	45	372	519
Other contractual liabilities	148	120	115	60	443
Maturity of performance obligations	1,283	207	169	475	2,134

Telefónica, S.A. 94

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 24. Provisions
The amounts of provisions in 2019 and 2018 are as follows:

	12/31/2019			12/31/2018
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,110	5,789	6,899	886	4,499	5,385
Termination plans	486	729	1,215	441	805	1,246
Post-employment defined benefit plans	11	565	576	9	389	398
Other benefits	613	4,495	5,108	436	3,305	3,741
Dismantling of assets	96	847	943	125	784	909
Other provisions	466	1,850	2,316	901	2,237	3,138
Total	1,672	8,486	10,158	1,912	7,520	9,432
a) Employee benefits
In 2019 the Group recorded a provision of 2,170 million euros (461 million euros in 2018). Of this amount, 1,732 million euros corresponds to Teléfonica Spain, mainly relating to the Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. 2019 Individual Suspension Plan described in “Other benefits”. The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2019	2018
Telefónica Spain	1,732	297
Telefónica United Kingdom	31	—
Telefónica Brazil	—	46
Telefónica Germany	22	84
Telefónica Hispam Norte	39	18
Telefónica Hispam Sur	201	50
Other companies	145	(34)
Total	2,170	461

Termination plans
The movement in provisions for termination plans in 2019 and 2018 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/17	1,797
Additions	140
Retirements/amount applied	(579)
Transfers	(109)
Translation differences, hyperinflation adjustments and accretion	(3)
Provisions for termination plans at 12/31/18	1,246
Additions	452
Retirements/amount applied	(496)
Translation differences, hyperinflation adjustments and accretion	11
Other	2
Provisions for termination plans at 12/31/19	1,215

The reclassification of provision for termination plans of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position was recorded under "Transfers" for the 2018, amounted to 109 million euros (see Note 30).
Telefónica Spain
The 2003-2007 labor force reduction plan in Telefónica de España concluded with 13,870 participating employees and the provisions recorded at December 31, 2019 and 2018 amounted to 28 million euros and 46 million euros, respectively. The amount for this provision classified as current totaled 12 million euros at December 31, 2019.
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2019 and 2018

Telefónica, S.A. 95

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

amounted to 528 million euros and 797 million euros, respectively. The amount for this provision classified as current totaled 217 million euros at December 31, 2019.
The companies bound by these commitments calculated provisions required at 2019 and 2018 year-ends using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.
The discount rate used for the termination plans of Telefónica Spain at December 31, 2019 was 0.22% with an average plan length of 1.5 years.

Telefónica Germany
Within the context of the transformation of Telefónica Deutschland following the purchase of E-Plus in a bid to increase profitability by securing operational synergies, a provision of 321 million euros was recorded in 2014 for employee restructuring. An additional provision of 8 million euros was recorded in 2019 (compared with the additional 19 million euros in 2018).
This provision stood at 24 million euros at December 31, 2019 (48 million euros at December 31, 2018).
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2019
Millions of euros	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Others	Total
Obligation	1,858	304	982	72	6	17	3,239
Assets	(1,839)	(93)	(1,038)	—	—	(12)	(2,982)
Net provision before asset ceiling	19	211	(56)	72	6	5	257
Asset ceiling	—	—	262	—	—	—	262
Total	19	211	206	72	6	5	519
Net provision	19	218	255	72	6	6	576
Net assets	—	7	49	—	—	1	57

12/31/2018
Millions of euros	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Others	Total
Obligation	1,548	239	749	68	6	18	2,628
Assets	(1,570)	(90)	(848)	—	—	(12)	(2,520)
Net provision before asset ceiling	(22)	149	(99)	68	6	6	108
Asset ceiling	—	—	249	—	—	—	249
Total	(22)	149	150	68	6	6	357
Net provision	4	157	153	72	6	6	398
Net assets	26	8	3	4	—	—	41

Telefónica, S.A. 96

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The movement in the present value of obligations in 2019 and 2018 is as follows:

Millions of euros	Spain (Antares)	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Other	Total
Present value of obligation at 12/31/17	490	1,828	235	734	72	8	16	3,383
Translation differences	—	(12)	—	(81)	(3)	(3)	1	(98)
Current service cost	6	—	9	4	1	—	1	21
Interest cost	7	44	4	65	5	2	1	128
Actuarial losses and gains	4	(260)	(6)	68	(2)	1	—	(195)
Benefits paid	(41)	(50)	(3)	(41)	(5)	(2)	(1)	(143)
Transfers	(466)	—	—	—	—	—	—	(466)
Other movements	—	(2)	—	—	—	—	—	(2)
Present value of obligation at 12/31/18	—	1,548	239	749	68	6	18	2,628
Translation differences	—	86	—	(21)	1	(2)	—	64
Current service cost	—	—	11	4	(2)	—	1	14
Interest cost	—	44	5	67	9	2	—	127
Actuarial losses and gains	—	226	53	233	4	—	(1)	515
Benefits paid	—	(46)	(4)	(50)	(4)	—	(1)	(105)
Plan curtailments	—	—	—	—	1	—	—	1
Other movements	—	—	—	—	(5)	—	—	(5)
Present value of obligation at 12/31/19	—	1,858	304	982	72	6	17	3,239

Telefónica, S.A. 97

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Movements in the fair value of plan assets in 2019 and 2018 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/17	1,651	84	835	9	2,579
Translation differences	(13)	—	(92)	—	(105)
Interest income	40	1	74	—	115
Actuarial losses and gains	(57)	1	69	1	14
Company contributions	(2)	—	—	1	(1)
Participants contributions	—	3	—	—	3
Benefits paid	(49)	(2)	(38)	—	(89)
Other movements	—	3	—	1	4
Fair value of plan assets at 12/31/18	1,570	90	848	12	2,520
Translation differences	86	—	(22)	—	64
Interest income	46	2	76	—	124
Actuarial losses and gains	157	2	181	—	340
Company contributions	27	—	—	—	27
Participants contributions	—	3	—	—	3
Benefits paid	(46)	(2)	(44)	—	(92)
Other movements	(1)	(2)	(1)	—	(4)
Fair value of plan assets at 12/31/19	1,839	93	1,038	12	2,982
Antares
Transfers in 2018 included the reclassification of the provisions corresponding to the following post-employment plans, originating in Telefónica de España, that were externalized between 1997 and 2002, in accordance with current legislation at that time, through insurance policies with the entity Seguros de Vida y Pensiones Antares, S.A.:

•
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for retired employees as of June 30, 1992 equal to the difference between the pension payable by the social security system and pension that would be paid to them by ITP (Institución Telefónica de Previsión). The amount for this provision totaled 206 million euros at December 31, 2018.

•
Survival: Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65. The amount for this provision totaled 260 million euros at December 31, 2018.

These provisions were reclassified to "Liabilities associated with non-current assets classified as held for sale" of the statement of financial position at December 31, 2018. The long-term financial assets to cover the obligations of these two defined benefit plans, amounting to 634 million euros at December 31, 2018 (see Note 12) were reclassified to "Non-current assets classified as held for sale" of the statement of financial position (see Note 30).
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale of Antares to a company of Grupo Catalana

Occidente was concluded (see Note 2). After the sale, these plans remain externalized, and the obligations and the financial assets to cover the obligations are out of the scope of consolidation of the Group from the date of the sale. The Group does not retain an obligation, whether legal or constructive, to make additional contributions to these plans other than the payment of annual regularization premiums.
The average length of the plans was 7.42 years at December 31, 2018. The main actuarial assumptions used in valuing these plans at December 31, 2018 were as follows:

	Survival	ITP
Discount rate	1.32%	1.29%
Expected rate of salary increase	0%-0.5%	—
Mortality tables	PERM/F 2000P OM77	90%PERM 2000C/98% PERF 2000C
Telefónica United Kingdom Pension Plan
The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in the United Kingdom coming from the O2 Group. The Plan comprises a defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual starting from February 28, 2013. The companies continued providing retirement benefits through the defined contribution sections of the plan.

Telefónica, S.A. 98

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The number of beneficiaries of these plans at December 31, 2019 and 2018 were 4,422 and 4,456 respectively. At December 31, 2019, the weighted average duration of the plan was 22 years.
The main actuarial assumptions used in valuing the plan are as follows:

	12/31/2019	12/31/2018
Nominal rate of pension payment increase	2.90%	3.05%
Discount rate	2.05%	2.85%
Expected inflation	2.95%	3.20%
Mortality tables	95% S2NA,	95% S2NA,
	CMI 2018 1% 7 and a initial addition of 0.25%	CMI 2017 1% 7.5

Fair value of Plan assets is as follows:

Millions of euros	12/31/2019	12/31/2018
Credit instruments	1,710	1,570
Cash equivalents	129	—
Total	1,839	1,570
So long as other assumptions remained constant, at December 31, 2019, reasonably possible changes to one of the following actuarial assumptions would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	115
Expected inflation (0.25% increase)	110
Life expectancy (1 year longer)	48
Telefonica Brazil pension plans
Telefonica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog and TIS
In 2019 Sistel approved the distribution of part of the surplus of the PBS-A plan, with reversal of values to sponsors and improvement of benefits to those assisted. The participation corresponding to the Company amounted to 48 million euros, with a balancing entry in Other comprehensive income. The distribution is expected in the form of 36 monthly payments, the first received in December 2019. Even considering this distribution, PBS-A still has assets in excess of actuarial obligations as of December 31, 2019 and 2018.
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2019	12/31/2018
Discount rate	6.65% - 7.54%	8.96% - 9.27%
Nominal rate of salary increase	5.47%	5.67%
Long term inflation rate	3.80%	4.00%
Growth rate for medical costs	6.91%	7.12%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	537	515	560
Health plans	446	411	485
Total obligation	983	926	1,045

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	537	537	537
Health plans	446	527	381
Total obligation	983	1,064	918
Other employee benefits
Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. Additionally, in September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one.
These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plan (PSI) in the periods opened for these purposes.
At the end of each period, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order) and a high quality credit market based interest rate.
The corresponding provision is recognized under “Other benefits” in the above table. The provision at December 31, 2019 amounted to 4,961 million euros (3,588 million euros at December 31, 2018).
The discount rate used for these provisions at December 31, 2019 was 0.46% with an average plan length of 4.7 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plan of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(253)	(253)	235	235
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 235 million euros and have a positive impact on the income statement of 235 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 253 million euros and have a negative impact on the income statement of 253 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2019 and 2018 is as follows:

Millions of euros
Dismantling of assets at 12/31/17	973
Additions and accretion	96
Retirements/amount applied	(83)
Translation differences and other	(77)
Dismantling of assets at 12/31/18	909
Additions and accretion	178
Retirements/amount applied	(97)
Translation differences and other	(47)
Dismantling of assets at 12/31/19	943
The detail by segments of provision for dismantling of assets in 2019 and 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Telefónica Spain	6	7
Telefónica Germany	421	421
Telefónica Brazil	141	152
Telefónica United Kingdom	89	85
Telefónica Hispam Norte	51	26
Telefónica Hispam Sur	69	76
Other companies	166	142
Total	943	909
c) Other provisions
The movement in “Other provisions” in 2019 and 2018 is as follows:

Millions of euros
Other provisions at December 31, 2017	3,883
Additions and accretion	911
Retirements/amount applied	(1,276)
Transfers	(89)
Translation differences and other	(291)
Other provisions at December 31, 2018	3,138
Reclassification entry into force IFRIC 23	(856)
Additions and accretion	946
Retirements/amount applied	(841)
Transfers	19
Translation differences and other	(90)
Other provisions at December 31, 2019	2,316

The reclassification of other provisions of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position was recorded under "Transfers"

of the 2018 movement, amounted to 81 million euros (see Note 30).
The Group is exposed to risks of claims and litigation, mainly relating to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.
Telefónica Brazil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.
The balance of these provisions at December 31, 2019 and December 31, 2018 is shown in the following table:

Millions of euros	12/31/2019	12/31/2018
Tax proceedings	348	440
Regulatory proceedings	253	230
Labor claims	121	176
Civil proceedings	176	226
Total	898	1,072
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 184 million euros at December 31, 2019 (186 million euros at December 31, 2018).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2019	12/31/2018
Federal taxes	127	119
State taxes	103	205
Municipal taxes	8	8
FUST,	110	108
Total	348	440

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The breakdown of changes in provisions for tax proceedings in 2019 and 2018 is as follows:

Millions of euros
Balance at 12/31/2017	902
Movements with a counterparty in judicial deposits	(569)
Movements with a counterparty in the income statement	105
Write-offs due to payment	(12)
Monetary updating	97
Translation differences	(83)
Balance at 12/31/2018	440
Reclassification entry into force IFRIC 23	(16)
Movements with a counterparty in the income statement	7
Write-offs due to payment	(83)
Monetary updating	6
Translation differences	(6)
Balance at 12/31/2019	348
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 5,768 million euros as of December 31, 2019 (8,136 million euros as of December 31, 2018). After the application of the interpretation IFRIC 23 (see Note 3.n), the aggregated amount as of December 31, 2019 does not include the possible contingencies from income tax proceedings (federal tax), which are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2019, consolidated provisions totaled 253 million euros (230 million euros at December 31, 2018). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 1,247 million euros at December 31, 2019 (1,379 million euros at December 31, 2018), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 772 million euros at December 31, 2019 (787 million euros at December 31, 2018).

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2019 and December 31, 2018 are as follows:

Millions of euros	12/31/2019	12/31/2018
Tax proceedings	443	435
Labor claims	70	118
Civil proceedings	232	262
Regulatory proceedings	58	47
Garnishments	8	19
Total	811	881
Current (see Note 15)	61	71
Non-current (see Note 12)	750	810
Telefónica del Perú
In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 25). At December 31, 2018 this provision amounted to 439 million euros. At January 1, 2019, this amount was reclassified to "Taxes payable" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23 (see Notes 2 and 3.n).
Telefónica, S.A.
The provision of the goodwill amortized for tax purposes amounted to 283 million euros at December 31, 2018 (see Note 25). At January 1, 2019, this amount was reclassified to "Deferred tax liabilities" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23 (see Notes 2 and 3.n).

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Note 25. Income tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 42 companies at December 31, 2019 (44 companies at December 31 2018).
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2019 and 2018 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2018	7,631	2,674
Reclassification entry into force IFRIC 23	—	313
Additions	1,070	586
Disposals	(1,123)	(323)
Transfers	(882)	(250)
Translation differences and hyperinflation adjustments	(33)	(87)
Company movements and others	19	(5)
Balance at December 31, 2019	6,682	2,908

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2017	7,820	2,145
Additions	1,866	916
Disposals	(1,844)	(320)
Transfers	(79)	(204)
Translation differences and hyperinflation adjustments	(127)	130
Company movements and others	(5)	7
Balance at December 31, 2018	7,631	2,674

Main changes registered in 2019
Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros, due to the new estimations about the time horizon in which the Group expects to recover the assets.
Telefónica Brazil recognized deferred tax assets amounting to 122 million euros, mainly generated in the year and disposals amounting to 127 million euros. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 304 million euros, mainly related to the tax amortization of goodwill.
The additions of deferred tax assets included tax credits recognized for 81 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2019 amounting to 77 million euros.
In 2019 the additions of deferred tax assets recognized for 492 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2019 included the impact of the recognition of these provisions, amounting to 207 million euros.
In 2019, the additions of tax credits from deductions were recognized in Spain, in the amount of 95 million euros.
Furthermore, in compliance with the sixteenth transitional provision of amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 209 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities.
As explained below, a partial resolution upholding the claims of Telefónica by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 resulted in the collection of 702 million euros, registered in transfers of deferred tax assets.
At January 1, 2019, 313 million euros were reclassified to "Deferred tax liabilities" of the statement of financial position, due to the application of the IFRIC 23 (see Notes 3.n and 24), mainly corresponding to the balance at January 1, 2019 of the provision in relation to tax-amortized goodwill by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note). The provision registered in addition at 2019 were 69 million euros.
The movements relating to deferred taxes recognized directly in equity in 2019 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 12 million euros of disposals (net position of higher deferred tax liabilities).

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 157 million euros as of December 31, 2019 (307 million euros as of December 31, 2018). The amount of not recognized deferred tax liabilities associated with investments in subsidiaries amounted to 285 million euros as of December 31, 2019 (129 million euros as of December 31, 2018).
Main changes registered in 2018
In Spain, tax credits for loss carryforwards amounting to 791 million euros were capitalized in 2018, and tax credits from deductions of 477 million euros were reversed, mainly due to the effect of the ruling of the Central Economic-Administrative Court notified on January 22, 2019, partially upholding the Company's position (as shown in the section "Inspections of the Spanish tax group" in this present Note to the financial statements) in the expected schedule of realization of deferred tax assets and liabilities (see "Expected realization of deferred tax assets and liabilities" below).
Telefónica Móviles México derecognized deferred tax assets for temporary differences amounting to 327 million euros (with a balancing entry in Corporate income tax), mainly due to a change in the assumptions used within the tax framework, that affect the time horizon in which the Group expected to recover the assets.
After the completion of a deferred tax asset recoverability analysis, based in Colombia Telecomunicaciones, S.A. ESP financial projections, tax losses carryforwards amounting to 106 million euros were capitalized. Furthermore, this company applied tax loss carryforwards in 2018 amounting to 57 million euros.
Telefónica Brazil recognized tax credits for loss carryforwards amounting to 160 million euros, mainly generated in the year. The evolution of temporary differences resulted in additions and disposals of deferred tax assets amounting to 184 million euros and 271 million euros, respectively. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 415 million euros, mainly related to the tax amortization of goodwill.
Given that Venezuela is considered a hyperinflationary economy, the financial statements of Telefónica Venezolana are adjusted for inflation (see Note 3.a). The hyperinflation adjustment is not deductible according to the present tax regime in Venezuela, thus it generates deferred taxes for the differences between the accounting value and the tax value of the net assets. These deferred taxes do not represent a cash outflow and the net impact in equity will be neutral when the assets are totally amortized. The movement of these deferred taxes in 2018 generated a tax expense of 186 million euros (see Note 2).
The additions of deferred tax assets included tax credits recognized for 84 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2018 amounting to 77 million euros.
In 2018, the additions of deferred tax assets recognized for 101 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2018 include the impact of the recognition of these provisions, amounting to 215 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires one-fifth of the investment portfolio impairment losses which had been deductible to be included in the tax base before January 1, 2013, the Group reclassified 206 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
The impact of the initial application of IFRS 15 was a decrease of 27 million euros of deferred tax assets and increase of 164 million euros in deferred tax liabilities (see Note 2).
The movements relating to deferred tax recognized directly in equity in 2018 amounted to 89 million euros of additions (net position of more deferred tax liabilities) and 13 million euros of disposals (net position of more deferred tax assets).
Expected realization of deferred tax assets and liabilities
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2019 and 2018 is as follows:

Millions of euros
12/31/2019	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,682	747	5,935
Deferred tax liabilities	2,908	(17)	2,925

Millions of euros
12/31/2018	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,631	1,736	5,895
Deferred tax liabilities	2,674	(9)	2,683
Deferred tax assets less than one year mainly come from the Tax Group in Spain (525 million euros in 2019 and 1,461 million euros in 2018).
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	12/31/2019	12/31/2018
Tax credits for loss carryforwards	2,884	3,828
Unused tax deductions	1,459	1,422
Deferred tax assets for temporary differences	2,339	2,381
Total deferred tax assets	6,682	7,631

Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2019 and 2018 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2018	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2019
Spain	2,272	—	(16)	—	(836)	1,420
Germany	580	192	(77)	—	—	695
Latin America	976	25	(202)	—	(30)	769
Other countries	—	—	—	—	—	—
Total tax credits for loss carryforwards	3,828	217	(295)	—	(866)	2,884

Location of the company (Millions of euros)	Balance at 12/31/2017	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2018
Spain	1,500	791	(11)	—	(8)	2,272
Germany	472	185	(77)	—	—	580
Latin America	799	292	(69)	—	(46)	976
Other countries	5	—	(4)	—	(1)	—
Total tax credits for loss carryforwards	2,776	1,268	(161)	—	(55)	3,828
The Spanish tax group had unused tax loss carryforwards at December 31, 2019 amounting to 7,738 million euros:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	4,736	219	4,517
Tax loss carryforwards generated before consolidation in the tax group	3,002	—	3,002
Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2019 amounted to 1,420 million euros (2,272 million euros at December 31, 2018). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 513 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 695 million euros of tax credits for loss carryforwards at December 31, 2019. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,396 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2019 amounted to 769 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin

America amounted to 382 million euros.
Deductions
The Group has recognized 1,459 million euros of tax credits from deductions at December 31, 2019, mainly of the tax group in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2019, tax credits from deductions were recognized for 95 million euros. In 2018, tax credits from deductions of 477 million euros were reversed in Spain, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Temporary differences
The sources of deferred tax assets and liabilities from

temporary differences recognized at December 31, 2019 and 2018 are as follows:

Millions of euros	12/31/2019	12/31/2018
Goodwill and intangible assets	323	724
Property, plant and equipment	520	742
Personnel commitments	1,730	1,397
Provisions	832	895
Investments in subsidiaries, associates and other shareholdings	6	6
Inventories and receivables	273	254
Rights of use	15	—
Lease liabilities	796	—
Other	615	572
Total deferred tax assets for temporary differences	5,110	4,590
Deferred tax assets and liabilities offset	(2,771)	(2,209)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,339	2,381

Millions of euros	12/31/2019	12/31/2018
Goodwill and intangible assets	2,115	1,981
Property, plant and equipment	1,203	1,307
Personnel commitments	7	19
Provisions	385	19
Investments in subsidiaries, associates and other shareholdings	414	780
Inventories and receivables	197	185
Rights of use	800	—
Other	558	592
Total deferred tax liabilities for temporary differences	5,679	4,883
Deferred tax assets and liabilities offset	(2,771)	(2,209)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,908	2,674

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 19).
Tax payables and receivables
Current tax payables and receivables at December 31, 2019 and 2018 are as follows:

Millions of euros	Balance at 12/31/2019	Balance at 12/31/2018
Taxes payable
Tax withholdings	161	98
Indirect taxes	817	781
Social security	137	123
Current income taxes payable	1,073	580
Other	372	465
Total	2,560	2,047

Millions of euros	Balance at 12/31/2019	Balance at 12/31/2018
Tax receivables
Indirect taxes	941	1,073
Current income taxes receivable	507	456
Other	113	147
Total	1,561	1,676

Tax receivables for indirect taxes at December 31, 2019 include 452 million euros corresponding to the outstanding credit for the refund of PIS/COFINS payments described in Note 12 (568 million euros at December 31, 2018).

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2019, 2018 and 2017 is as follows:

Millions of euros	2019	2018	2017
Accounting profit before tax	2,718	5,571	4,597
Tax expense at prevailing statutory rate	722	1,544	1,310
Permanent differences	(223)	133	(186)
Changes in deferred tax charge due to changes in tax rates	8	6	19
(Capitalization)/reversal of tax deduction and tax relief	(44)	371	(79)
(Capitalization)/reversal of loss carryforwards	118	(1,067)	(123)
(Increase)/decrease in tax expense arising from temporary differences	484	569	157
Other	(11)	65	121
Corporate income tax	1,054	1,621	1,219
Breakdown of current/deferred tax expense
Current tax expense	1,108	1,122	968
Deferred tax expense/(benefit)	(54)	499	251
Total Corporate income tax	1,054	1,621	1,219
The reversed deferred tax assets with a counterparty in Corporate income tax of Telefónica Mexico, referred to in the section “Main changes registered in 2019” of the deferred tax movement, are reflected in the headings “(Capitalization)/reversal of loss carryforwards” amounting to 183 million euros and “(Increase)/decrease in tax expense arising from temporary differences” amounting to 271 million euros.
The heading “Other” at 2019, includes a lower expense for income tax amounting to 201 million euros related to the indemnity associated with the resolution Tribunal Económico-Administrativo Central (see section “Inspections of the tax group in Spain” later in this Note). Moreover, it includes an expense amounting to 154 of Telefónica Peru (see section “Tax litigation in Telefónica del Perú” later in this note).
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in

2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2019, was 1,552 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.
As of the date of this Annual Report, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC to the Court of Justice of the European Union and sent again to the General Court in December 2016, which ruled on November 15, 2018, confirming the applicability of the principle of legitimate expectations, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending a judgment from the court of first instance.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agenica Tributaria), in compliance

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with the obligation set out in the EC Decision (EU) 2015/314, recovered the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and in November of the same year, it initiated the recovery procedure for goodwill relating to years 2016 to 2018. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica in March 2019, after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 1.4 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, amounting to 352 million euros as of December 31, 2019 (283 million euros as of December 31, 2018).
Inspections of the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.
In relation to the inspection proceeding of Corporate Income Tax for years 2008 to 2011, on January 23, 2019 Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit.
On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica at that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of 201 million euros related to compensating interests which was recorded as Corporate income tax in the 2019 income statement. Telefónica received this payment in July.
In relation to the inspection proceedings of Corporate Tax for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015, respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.

As a result of the ongoing inspection process and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the financial statements of Telefónica S.A.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subjet to this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), a case is still pending before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 15,460 million Brazilian reals (approximately 3,416 million euros at the exchange rate of December 31, 2019, see Note 24 to the Consolidated Financial Statements). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, the possible contingencies in relation to the federal taxes amounting to 9,895 million Brazilian reals as of December 31, 2019 (approximately 2,186 million euros at the exchange rate of such date), among which highlights those related to the tax amortization in Brazil in the years 2011 to 2014 of goodwill originated in the acquisition and subsequent merger of Vivo with Telefónica Brasil (tax inspections from 2016 to 2018 ). These proceedings are at the administrative stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
Tax litigation in Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account for the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed before the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This

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dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones.
With regard to these tax matters, in July 2019 Telefónica del Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years. These rulings do not definitively resolve some of the main issues that both litigation deal with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to be judged again.
However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the Company recorded in its financial statements of 2019 an additional provision of 580 million Peruvian soles (approximately 154 million euros at the exchange rate as of December 31, 2019).
In addition, in January 2020 Telefónica del Perú received notification of Supreme Court ruling regarding insolvency provisions, annulling, as for the year 1998, the ruling of the court of second instance for 2000-2001 and returning the case to the court of first instance for it to pass judgment on the matter again.
Therefore, all settlements carried out by SUNAT for 2000 and 2001 financial years are still pending of the final ruling in the judicial phase.
Regarding these ruling, the Group and its external attorneys consider that there are solid arguments to defend their position, both in relation to the insolvency provisions and in relation to the interest in the administrative phase and to recoverable balances for 1998 and 1999.
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, provision that at December 31, 2019 reached, plus interest accrued and the additional provision recognized in 2019, a total amount of 2,355 million Peruvian soles (approximately 633 million euros at the exchange rate of December 31, 2019). See Note 24.

Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last seven years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last six years in Colombia (except for years in which there were tax losses that are then used to offset tax charges, in which case the period is extended to 12 years).

•	The last four years in Peru and Costa Rica.

•	Since 2016, the statute of limitation in Venezuela is six years.

•	The last three years in Chile, Ecuador, El Salvador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

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Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2019, 2018 and 2017 is as follows:

Millions of euros	2019	2018	2017
Rendering of services	42,264	43,085	47,175
Sales	6,158	5,608	4,833
Total	48,422	48,693	52,008
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2019	2018	2017
Own work capitalized	890	815	863
Gain on disposal of companies	677	21	3
Gain on disposal of other assets	612	241	176
Government grants	22	22	23
Other operating income	641	523	424
Total	2,842	1,622	1,489
Gain on disposal of companies in 2019 mainly includes the gains for the sales of Antares, Telefonía Celular de Nicaragua and Telefónica Móviles Panama (see Note 2). In addition, it includes the capital gain for the sale of Data Centers, amounting to 213 million euros (see Note 2). In 2018 it mainly included the gain on disposal of Tokbox Inc (see Appendix I).
“Gain on disposal of other assets” includes gains from the sale of telephone towers of 176 million euros, 53 million euros and 7 million euros in 2019, 2018 and 2017, respectively. Additionally, in 2019 it included a 95 million euros gain corresponding to licenses with deferred payments of Telefónica México that were released (see Note 2).
"Other operating income" in 2019 includes 103 million euros corresponding to the amount received for the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement, which are currently pending resolution. Furthermore, the agreement includes an additional amount of 51 million euros collected from the sale of future credit rights that might arise from claims filed within four years following the date of the agreement. Of this amount, 31 million euros were not yet recognized in the income statement at December 31, 2019. The consideration received as a result of this transaction is less than 10% of the underlying nominal amount of the current claims.

"Other operating income" in 2018 included gains from changes in the fair value of equity instruments for 24 million euros.
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2019	2018	2017
Leases included in "Other expenses" (1)	123	1,071	1,069
Advertising	892	1,029	1,211
Other external services	10,478	10,398	10,445
Taxes other than income tax	995	365	1,285
Change in trade provisions	939	748	863
Losses on disposal of fixed assets and changes in provisions for fixed assets	187	35	44
Goodwill impairment (Note 7)	206	350	—
Other operating expenses	624	403	509
Total	14,444	14,399	15,426
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 2 and 9).
The favorable court rulings obtained by Telefónica Brazil in relation to the right to exclude the state tax on goods and services (ICMS) from the tax base for PIS and COFINS contributions, reduced the “Taxes” item by 789 million euros in 2018 (see Note 12).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2019 includes a 123 million euros loss on disposal of intangible assets for the return of spectrum licenses of Telefónica Mexico (see Note 2).
"Other operating expenses" in 2019 includes the impact of the transformation of the operating model of Telefónica Mexico in certain pre-existing service contracts, amounting to 167 million euros (see Note 2).

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Estimated payment schedule
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	4,590
1 to 3 years	4,590
3 to 5 years	1,265
More than 5 years	1,030
Total	11,475

Commitments for short-term leases and low value leases amounted to 50 million euros as of December 31, 2019. In addition, lease collection commitments amounted to 18 million euros as of December 31, 2019.
Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2019, 2018 and 2017, together with total headcount at December 31 each year.

	2019		2018		2017
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	25,132	22,869	26,712	25,305	28,084	27,291
Telefónica United Kingdom	6,940	6,861	6,732	7,188	6,776	6,687
Telefónica Germany	8,034	7,955	8,366	8,203	8,653	8,535
Telefónica Brazil	33,147	33,905	34,068	33,499	33,991	34,125
Telefónica Hispam Norte	11,108	10,604	12,254	12,156	12,620	12,354
Telefónica Hispam Sur	24,142	23,085	24,883	24,673	25,378	25,095
Other companies	8,844	8,540	8,838	9,114	9,869	8,631
Total	117,347	113,819	121,853	120,138	125,371	122,718
At December 31, 2019, approximately 37.97% of the final headcount are women (37.72% at December 31, 2018).
At December 31, 2019, the number of employees with disabilities is 1,081 (955 employees at December 31, 2018),of which 222 employees are in Spain (217 employees in 2018).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2019	2018	2017
Property, plant and equipment (Note 8)	5,613	5,751	5,953
Intangible assets (Note 6)	3,248	3,298	3,443
Rights of use (Note 9)	1,721	n.a.	n.a.
Total	10,582	9,049	9,396

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17) and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (which matured on September 25, 2017, see Note 17) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.
Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

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Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2019	2018	2017
Profit attributable to ordinary equity holders of the parent from continuing operations	1,142	3,331	3,132
Adjustment for the coupon corresponding to undated deeply subordinated securities	(379)	(540)	(374)
Tax effect	97	138	97
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	—	—	1
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	860	2,929	2,856

Number of shares (thousands)	2019	2018	2017
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,119,138	5,126,575	5,110,188
Adjustment for mandatorily convertible notes	—	—	—
Adjusted number of shares for basic earnings per share (excluding treasury shares)	5,119,138	5,126,575	5,110,188
Telefónica, S.A. share option plans	4,766	663	—
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,123,904	5,127,238	5,110,188

Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2019	2018	2017
Basic earnings per share	0.17	0.57	0.56
Diluted earnings per share	0.17	0.57	0.56

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Note 27. Share-based payment plans
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022
At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
For the first and second cycles of the plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
For the remaining cycle, the Board of Directors of Telefónica, S.A. may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 8,466,996 shares and the outstanding shares at December 31, 2019 7,756,796, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	4,233,498	3,878,398	4.52
FCF Objective	4,233,498	3,878,398	6.46
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares and the outstanding shares at December 31, 2019 9,034,668, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	4,735,744.5	4,517,334	4.44
FCF Objective	4,735,744.5	4,517,334	6.14

Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, for the first and second cycles of the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 787,500 shares and there were 759,500, outstanding shares at December 31, 2019, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	393,750	379,750	4.52
FCF Objective	393,750	379,750	6.46
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 812,000 shares and there were 803,250 outstanding shares at December 31, 2019, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	406,000	401,625	4.44
FCF Objective	406,000	401,625	6.14
Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of

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free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros.The employees that remain part of the Telefónica Group and hold on to the shares for one year following the acquisition period (the vesting period), will be entitled to receive two free shares for each share they purchased and retained throughout the vesting period. In any event, the maximum number of additional shares to be delivered under this plan may not exceed: i) the result of dividing the amount assigned to the Plan, which is a maximum of 30 million euros, by the price at which the acquired shares were purchased pursuant to each of the investment agreements; ii) nor 0.1% of the Company’s capital stock on the date of approval of the plan by the General Shareholders’ Meeting.
The purchase period commenced in August 2019. As of December 31, 2019, 17,265 employees had registered for the plan.
Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”
The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new installment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.
The term of the plan was a total of five years divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this cycle of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this cycle was 6,775,445 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan; therefore, managers did not receive any shares.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2014-2019” (TFSP)
At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

The plan consisted of the delivery of a certain number of shares of Telefónica, S.A. to participants selected by the Company who had opted to take part in the scheme and had met the requirements and conditions stipulated to this end.
The term of the plan was five years and it was divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, the Company's Board of Directors agreed not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The first cycle expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. The second cycle expired on September 30, 2018. The maximum number of shares assigned to this phase of the plan was 618,000 shares assigned on October 1, 2015, with a fair value of 6.46 euros per share. Delivery of shares was not required at the end of each of these cycles according to the general conditions of the plan.

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Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2019	2018	2017
Cash received from operations	57,699	58,815	63,456
Cash paid from operations	(41,224)	(42,891)	(46,929)
Cash paid to suppliers	(35,450)	(37,044)	(40,508)
Cash paid to employees	(4,934)	(5,072)	(5,725)
Payments related to cancellation of commitments	(840)	(775)	(696)
Net payments of interest and other financial expenses net of dividends received	(1,725)	(1,636)	(1,726)
Net interest and other financial expenses paid	(1,754)	(1,664)	(1,755)
Dividends received	29	28	29
Taxes proceeds/ (payments)	272	(865)	(1,005)
Net cash flow provided by operating activities	15,022	13,423	13,796

The net cash flow provided by operating activities in 2019 was impacted by IFRS 16 (see Note 2). The main impact is the recording within the “cash flow from financing activities” of principal payments for lease contracts amounting to 1,518 million euros (see Note 20), as well as the recording of interests related to said contracts under the heading “interest payments and other financial expenses” amounting to 185 million euros (see Note 20). Until the entry into force of IFRS 16 the operating leases payments were recorded under "Cash paid from operations". Payments for low cost and short-term leases continue to be recorded under "Cash received from operations" (see Note 9).
The heading "taxes proceeds/(payments)" in 2019 included a 702 million euros refund pertaining to overpayments made in previous years, and the corresponding compensating interests amounting to 201 million euros (see Note 25).

Net cash flow used in investing activities
The detail of (Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net is the following:

Millions of euros	2019	2018	2017
Proceeds from the sale in property, plant and equipment and intangible assets	751	192	148
Payments on investments in property, plant and equipment and intangible assets	(8,410)	(8,777)	(9,140)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(7,659)	(8,585)	(8,992)

Payments for non-financed spectrum in 2019 totaled 158 million euros, mainly due to the payment of 130 million euros for Telefónica Mexico.
Payments for not financed spectrum payments in 2018 totaled 674 million euros, mainly due to the payment of 588 million euros for the spectrum auction in the United Kingdom (see Note 6).

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The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2019	2018	2017
Sale of Telefónica Telecomunicaciones Públicas, S.A.U.	—	—	28
Sale of Axonix Ltd and Telefónica Digital Inc.	—	29	—
Sale of Seguros de Vida y Pensiones Antares, S.A. (Note 2)	151	—	—
Sale of Telefónica Móviles Guatemala, S.A. (Note 2)	270	—	—
Sale of Telefonía Celular de Nicaragua, S.A. (Note 2)	342	—	—
Venta de Telefónica Móviles Panamá, S.A. (Note 2)	519	—	—
Sale of Data Centers (Note 2)	515	—	—
Tax associated with the sales of Guatemala, Nicaragua and Panamá in Telefónica Centroamérica Inversiones, S.L.	(83)	—	—
Others	9	—	12
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1,723	29	40
Acquisition of Coltel affiliates (Note 5)	—	—	(85)
Acquisition of Minodes GmbH	—	—	(9)
Acquisition of Co-trade GmbH	—	—	(20)
Others	(12)	(3)	(14)
Payments on investments in companies, net of cash and cash equivalents acquired	(12)	(3)	(128)
The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2019	2018	2017
Sale of stake in China Unicom (Hong Kong) Limited (see Note 12)	—	—	72
Investments of Seguros de Vida y Pensiones Antares, S.A.	3	78	49
Sale of stake in Shortcut I GmbH & Co. KG	—	21	—
Collateral guarantees on derivatives	1,793	806	72
Legal deposits	11	—	—
Others	28	99	103
Proceeds on financial investments not included under cash equivalents	1,835	1,004	296
Legal deposits	(33)	(54)	(75)
Long term deposits	—	—	(150)
Collateral guarantees on derivatives	(947)	(754)	(781)
Derivatives of Telefónica, S.A.	(12)	—	—
Purchase of Prisa´s stake by Telefónica, S.A.	(15)	—	—
Others	(125)	(157)	(100)
Payments on financial investments not included under cash equivalents	(1,132)	(965)	(1,106)

Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2019 largely relate to placements made by Telefónica, S.A. and Telefónica Móviles Argentina, S.A. and in 2018 such payments and proceeds were largely related to placements made by Telefónica, S.A.

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Net cash flow used in financing activities
The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and minority interest, and operations with other equity holders is the following:

Millions of euros	2019	2018	2017
Dividends paid by Telefónica, S.A. (*)	(2,056)	(2,048)	(1,904)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(352)	(245)	(290)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(247)	(238)	(229)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	—	(28)	(23)
Payments to non-controlling interests of Telxius Telecom, S.A. and Pontel Participaciones, S.L.	(86)	(231)	—
Others	(1)	(4)	(13)
Dividends paid (see Note 17)	(2,742)	(2,794)	(2,459)
Proceeds from share capital increase	—	—	2
Sale of 40% of Telxius Telecom, S.A. to Taurus Bidco S.à.r.l. (Note 5)	—	—	1,275
Sale of 16.65% of Pontel Participaciones, S.L. (Note 2)	—	379	—
Transactions carried out by Telefónica, S.A. (see Note 17)	(86)	—	—
Purchase of shares by Coltel from the Metropolitan Area of Barranquilla for the participation in Metrotel	(4)	—	—
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of Guatemala, Nicaragua and Panama	(414)	—	—
Others	—	—	(6)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(504)	379	1,269
Issuance of undated deeply subordinated securities (Note 17)	1,800	2,250	1,000
Acquisition of undated deeply subordinated securities (Note 17)	(935)	(1,779)	—
Payment of undated deeply subordinated securities (Note 17)	(118)	(473)	—
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 17)	(357)	(559)	(354)
Operations with other equity holders	390	(561)	646
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

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The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes, lease principal payments and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2019	2018	2017
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	2,500	2,000	3,517
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	1,113	1,746	3,335
Issuance of Telefônica Brasil, S.A. (*)	—	—	756
Issuance of O2 Telefónica Deutschland Finanzierungs, GmbH (Appendix III)	—	600	—
Issuance of Telefónica del Perú, S.A.A. (*)	457	—	—
Others	116	(57)	782
Proceeds on issue of debentures and bonds, and other debts	4,186	4,289	8,390
Structured financing (see Note 18)	—	750	750
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	200	585	—
Syndicated loan of 750 million euros by Telefónica Germany GmbH	—	—	650
Syndicated loan of Telxius Telecom, S.A. (see Note 18)	—	289	—
Syndicated bilateral loan of Telxius Telecom, S.A. (see Note 18)	150	—	—
Settlement of nominal value of gross debt hedging derivatives	153	209	575
Others	1,199	2,140	2,869
Proceeds on loans, borrowings and promissory notes (see Appendix V)	1,702	3,973	4,844
Repayments of debentures and bonds, and other debts	(3,653)	(4,654)	(6,687)
Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	—	(550)
Syndicated loan of 750 million euros by Telefónica Germany GmbH	—	—	(700)
Amortization bilateral loans of Telefónica, S.A. (see Note 18)	(1,835)	(800)	—
Amortization of structured financing of Telefónica Europe B.V.	(1,500)	—	—
Settlement of nominal value of amortized debt hedging derivatives	(148)	(52)	(179)
Others	(2,873)	(3,188)	(5,282)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(6,356)	(4,040)	(6,711)
Lease principal payments (Note 20)	(1,518)	—	—
Financed spectrum licenses payments (Note 21)	(59)	(44)	(329)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(87)	—	—
Payments to suppliers with extended payment terms (Note 18)	(380)	(428)	(717)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(526)	(472)	(1,046)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

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Note 29. Other information
a) Litigation and arbitration
Telefónica and its Group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.
Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2019 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2019 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court

no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.

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On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the European Commission to reassess the amount of the fine imposed. The General Court considers that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Claim of consumers association "FACUA" against Telefónica de España, S.A.U in connection with the increase of the price of Movistar Fusión
On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercised an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month. The claim contained a declaratory statement stating that disloyalty arose from misleading advertising regarding the price rise, and a prohibitory injunction requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contained, as well, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who had chosen to maintain the service contracted, together with accrued interest on such amount.
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favor of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.

On September 21, 2018, the Court of Appeals dismissed the appeal filed by FACUA, confirming the first instance resolution in favor of Telefónica. The ruling is final.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were minority shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.
On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
Claim by Entel against Telefónica de Argentina, S.A.
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, S.A. ("TASA"), who was the licensee of the telecom service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecom service as a licensee, and of the amounts deducted as commissions.

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In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e., the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such liquidations had previously been submitted to the Entel Liquidating Commission without being timely challenged.
In 2010, the Court of First Instance ruled in favor of Entel and held TASA accountable to Entel.
After exhausting all legal appeals available, TASA submitted the requested accounting to Entel, which was challenged by the national government on behalf of the liquidated Entel.
Several accounting drafts and cross-claims between the parties followed, with the intervention of a court-appointed expert accountant. After several court decisions, the intervening judge rejected TASA's objections to the accounting presented by the national government and adopted the calculations made by Entel and the court-appointed expert.
Although this judicial decision was appealed, TASA's appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate interests. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
On February 22, 2018, Entel submitted the new principal and interest calculations required by the judge, claiming an amount of 1,689 million Argentine pesos (approximately 39 million euros).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
On March 26, 2019, the Court of First Instance finally ruled to approve the liquidation that ENTEL had submitted for an amount of 1,689 million Argentine pesos (approximately 35 million euros). TASA appealed that ruling before the Court of Appeals.

Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefônica Brasil committed several infractions, in particular those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million reals (approximately 48 million euros), which amounted to approximately 505 million reals after currency value updates and accrued interests as of December 31, 2019 (approximately 112 million euros).
Telefônica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
Telefônica Brasil has not yet paid the fine, although Telefônica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.
As of the date of this financial statements, there has not been conciliation and the proceeding is following its normal course.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros)

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and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.
b) Other proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, on November 8, 2016, on May 11, 2018 and on November 28, 2019. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP - Sale of shares
Pursuant to amendment nº 2 of the Framework Investment Agreement executed as of September 21, 2017, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government could, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) in the event that the increase in Colombia Telecomunicaciones, S.A. ESP's EBITDA (CAGR) is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 2) Colombia Telecomunicaciones S.A. ESP orders and/or pays dividends with the favorable vote of the Strategic Partner. This right expired on March 22, 2019.
Pursuant to the exercise by Colombian Government of its right to require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange, on March 22, 2018, and upon request of the Government of Colombia, the General Shareholders Meeting of Colombia Telecomunicaciones, S.A. ESP approved to apply for the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange. Telefónica is under no obligation whatsoever to purchase or transfer any of its shares in Colombia Telecomunicaciones, S.A. ESP, either as a result of the shareholders´resolution, or a result of the register in the

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National Securities and Issuer’s Registry or in the Colombia Stock Exchange. Following the registration in the National Securities and Issuer’s Registry on May 10, 2018, the Colombia Stock Exchange approved the conditional registration of the shares of Colombia Telecomunicaciones, S.A. ESP on May 23, 2018, subject to the effective fulfillment by the Colombian Government of the issuance of a first public tender offer to the so-called solidarity sector (“sector solidario”) pursuant to Law 226 of 1995 (December 20), which develops article 60 of the Colombian Constitution on the disposal of national property in share capital, the adoption of measures to democratize such property and other relevant provisions. On August 2, 2018, the Nation - Ministry of Finance and Public Credit, as shareholder of Colombia Telecomunicaciones, S.A. ESP, published a notice of public offering of the shares of its property in Colombia Telecomunicaciones, S.A. ESP to the solidary sector in accordance with Law 226 of 1995- Thus, resulting from said publication, Colombia Telecomunicaciones, S.A. ESP and its ordinary shares were registered in the Colombian Stock Exchange. Through Informative Document No. 242 of October 3, 2018, the Colombian Stock Exchange informed that the first stage of the sale program of the shares owned by the Nation - Ministry of Finance and Public Credit in Colombia Telecomunicaciones, S.A. ESP, aimed at the solidarity sector, was declared inconclusive as no acceptances at all were received during the term of the offer.
The period of validity of the Nation's shares sale program was one year since July 13, 2018. The Nation could extend the period one additional year, besides it could suspend or terminate in advance. The Nation did not extend the period of the sale program.
In addition, the Framework Investment Agreement provides that (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.
Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and La Liga/Mediapro
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting contents, which carry the Movistar hallmark for the 2019-2020 season.
Additionally, on June 28, 2018, Telefónica and Mediaproducción, S.L.U. ("Mediapro"), reached an agreement whereby Telefónica acquired the pay television rights of football (soccer) matches of the "UEFA Champions League" and "UEFA Europa League" competitions corresponding to the three seasons 2018/19, 2019/20 and 2020/21. Such matches may be included in thematic channels produced by Telefónica and be sold to private or residential clients. Telefónica will have the right to exploit such license on an exclusive basis with the exception of certain matches of the "UEFA Europa League" competition that Mediapro has reserved for its free-to-air television broadcast along with highlights programs covering both competitions. The total consideration agreed for the three seasons was 1,080 million euros (360 million euros for each of the three seasons). Telefónica may sublicense the related thematic channels to other operators interested in this

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content. Mediapro will have the right to receive a share of advertising revenues from the new channels that Telefónica intends to launch. These channels will carry the Movistar hallmark. The aforementioned license was subject to UEFA’s approval, which was granted in August 2018.
On December 21, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6 of the auction called by the Professional Football League). No other bids were submitted for such package during the first round of the auction called by the Professional Football League. The award was granted for a total amount of 105 million euros (i.e., 35 million euros for each of the three seasons).
On January 11, 2019 the definitive agreement on such broadcasting rights was signed.
Agreement for the sale of Telefónica El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with América Móvil, S.A.B de C.V. for the sale of 99.3% of Telefónica Móviles El Salvador, S.A., a company providing fixed and mobile communications services in El Salvador, for an amount (enterprise value) of 315 million dollars, approximately 277 million euros as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of these consolidated financial statements, such conditions have not been met.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars, approximately 503 million euros at the exchange rate as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of these consolidated financial statements, such conditions have not been met.
Agreement for the acquisition of a 50% stake in Prosegur’s alarm business in Spain
On September 17, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies.

The transaction represents a valuation of 50% of Prosegur’s alarm business in Spain of 300 million euros, subject to certain adjustments based on debt, working capital and existing customers at the time of the closing of the transaction. The transaction is subject to the approval by the appropriate authorities. Telefónica has the option to pay the price, in whole or in part, in treasury shares.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica Mexico”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica Mexico on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefonica México will no longer use the licensed spectrum which it has used in the past to operate its network.
The new operating model of Telefónica Mexico is expected to generate operational and financial efficiencies with an estimated annual positive impact on cash flow of around 230 million euros from year three, and an estimated reduction in net debt of around 500 million euros.
Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM.
On December 19, 2019 Telefônica Brasil S.A. and TIM S.A. executed two agreements for the share of 2G, 3G and 4G mobile network infrastructure. Both companies reiterate that they will preserve their commercial and customer management autonomy, regardless of any infrastructure sharing agreement.
The agreements cover the following matters:

1.
Consolidation of a unique 2G technology network: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.

2.
Single Grid: covering only cities with less than 30 thousand inhabitants with the aim of creating a single network of 4G and 3G in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).

Both agreements are subject to the prior approval by the Telecommunications and Competition regulatory authorities

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("Agência Nacional de Telecomunicações” - ANATEL and “Conselho Administrativo de Defesa Económica” - CADE).
Contracts for the provision of IT services with Nabiax
As described in Note 2, on May 8, 2019, Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven Data Centers to a company controlled by Asterion Industrial Partners SGEIC, SA. (currently, Nabiax, S.A.).
At the same time as this sale, agreements were entered into with Nabiax to provide IT services to Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
d) Environmental matters
We have a global environmental strategy and act at different levels in alignment with our business strategy. The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the global environmental policy and objectives, within the framework of our Responsible Business Plan. The carbon reduction targets are part of the variable remuneration of all of the Company's employees, including the Board of Directors. Environment has become a strategic axis for the company.
In late 2018 we announced the Telefónica Sustainable Financing Framework (Telefónica SDG Framework. November 2018) whereby the company issued the first Green Bond of the sector worldwide in early 2019. The environment has become a strategic issue for the Company.
The 2019 Green Bond, for an amount of 1,000 million euros and a five-year term (see Appendix III), was invested in by more than 310 investors. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper into fiber optic in Spain and can be used, in any case, for existing initiatives (no older than three years) and for future projects.
The hybrid 2020 Green Bond was launched on January (see Note 31) for an amount of 500 million euros and without expiry date. The bond had four times more subscriptions and includes the lowest hybrid coupon in Telefónica's history. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper into fiber optic and to improve renewable energies self-generation. Therefore it contributes to the decarbonization Telefónica's strategy and its new objectives, aligned to the biggest ambition of helping to avoid the global temperature increases 1.5ºC.

e) Auditors’ fees

The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A. , forms part, amounted to 18.72 million euros and 19.11 million euros in 2019 and 2018, respectively.
The detail of these amounts is as follows:

Millions of euros	2019
	PwC Auditores, S.L.	Other PwC	Total
Audit services	6.92	10.62	17.54
Audit-related services	0.73	0.45	1.18
Tax services	—	—	—
All other services (consulting, advisory, etc.)	—	—	—
Total	7.65	11.07	18.72

Millions of euros	2018
	PwC Auditores, S.L.	Other PwC	Total
Audit services	6.98	11.06	18.04
Audit-related services	0.78	0.29	1.07
Tax services	—	—	—
All other services (consulting, advisory, etc.)	—	—	—
Total	7.76	11.35	19.11

Audit services includes audit fees of Telefónica, S.A. individual and consolidated financial statements and its subsidiaries, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC for those entities currently required including, therefore, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404). Also includes audit work related with legal and regulatory requirements that the auditor must necessarily perform in their function.

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Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR), review of Corporate Social Responsibility Reports issued in the Group and Telefónica, S.A.’s limited verification Statement of Non-Financial Information - Efficiency and Trust.
During the years 2019 and 2018, the Principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2019 and 2018 the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), the issuance of comfort letters, agreed financial reporting procedures, the review of Corporate Social Responsibility Reports and the limited verification report of Non-Financial Information Statement- Efficiency and Trust.
Other Audit Firms other than those integrated in the international PwC network, have provided services to the Group, the total amounted to 13.97 million euros in 2019 (22.14 million euros in 2018), the detail of the audit services corresponds to 0.36 million euros in the year 2019 (0.35 million euros in 2018).
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.
g) Directors’ and Senior Executives’ compensation and other benefits

The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2019, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,874,401 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2019 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

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Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2020 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous four years (i.e. 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2020 financial year is equal to the one received in the year 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2019. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

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Note 30. Operations classified as held for sale
The breakdown of non-current assets classified as held for sale and liabilities associated at December 31, 2019 and December 1, 2018 is as follows:

2019
Millions of euros	Non-current assets as held for sale	Liabilities associated to non-current assets as held for sale
Telefónica Móviles El Salvador	327	136
Telefónica de Costa Rica	439	244
Other assets	52	—
Total	818	380

2018
Millions of euros	Non-current assets as held for sale	Liabilities associated to non-current assets as held for sale
Antares	793	661
Telefónica Móviles Guatemala	376	105
Telefónica Móviles El Salvador	234	71
Other assets	89	—
Total	1,492	837
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned by Telefónica and 40% by Corporación Multi Inversiones) reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala and 99.3% of Telefónica Móviles El Salvador. At December 31, 2019, the closing of the Telefónica El Salvador sale is pending approval by the competition authority while the closing of the sale of Telefónica Móviles Guatemala took place the same day (see Note 2).
On February 20, 2019 Telefónica reached an agreement for the sale of the entire share capital of Telefónica de Costa Rica, Telefónica Móviles Panamá and Telefonía Celular de Nicaragua. At December 31, 2019, the closing of the Telefónica de Costa Rica sale is pending approval by the competition authority. After obtaining the relevant regulatory approvals, the capital of Telefonía Celular de Nicaragua, S.A. and Telefónica Móviles Panamá, S.A. were transferred on May 16, 2019 and on August 29, 2019, respectively (see Note 2).

On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Antares, for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale. On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded (see Note 2).

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The breakdown of non-current assets classified as held for sale and liabilities associated of Telefónica de Costa Rica and Telefónica Móviles El Salvador at December 31, 2019 is as follows:

2019
Millions of euros	T. Costa Rica	T. El Salvador
Non-current assets	352	279
Intangible assets	72	34
Goodwill	—	63
Property, plant and equipment	100	124
Rights of use	139	53
Financial assets and other non-current assets	13	3
Deferred tax assets	28	2
Current assets	87	48
Inventories	9	4
Receivables and other current assets	61	31
Tax receivables	4	2
Other current financial assets	—	2
Cash and cash equivalents	13	9
Non-current liabilities	166	69
Non-current financial liabilities	—	13
Non-current lease liabilities	104	35
Payable and other non-current liabilities	—	1
Deferred tax liabilities	58	15
Non-current provisions	4	5
Current liabilities	78	67
Current financial liabilities	—	23
Current lease liabilities	19	11
Payables and other current liabilities	47	32
Tax payables	12	1

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The breakdown of non-current assets classified as held for sale and liabilities associated of Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador at December 31, 2018 is as follows:

2018
Millions of euros	Antares	T. Guatemala	T. El Salvador
Non-current assets	635	326	184
Intangible assets	1	44	30
Goodwill	—	123	60
Property, plant and equipment	—	157	91
Financial assets and other non-current assets	634	2	2
Deferred tax assets	—	—	1
Current assets	158	50	50
Inventories	—	9	7
Receivables and other current assets	10	25	30
Tax receivables	—	9	3
Other current financial assets	52	—	2
Cash and cash equivalents	96	7	8
Non-current liabilities	656	45	11
Non-current financial liabilities	—	19	—
Payable and other non-current liabilities	—	—	1
Deferred tax liabilities	1	13	5
Non-current provisions	655	13	5
Current liabilities	5	60	60
Current financial liabilities	—	5	18
Payables and other current liabilities	4	52	39
Tax payables	—	3	3
Current provisions	1	—	—

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Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2019 and the date of authorization for issue of the accompanying consolidated financial statements:

•	On January 14, 2020, Telefónica Germany GmbH & Co. OHG signed a second tranche of its loan with European investment bank for 150 million euros maturing maximum in 2029.

•	On January 20, 2020, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros of its notes issued on October 19, 2012. These notes were guaranteed by Telefónica, S.A.

•
On February 3, 2020, Telefónica Emisiones, S.A.U., under its Guarantee Euro Program for the Issuance of Debt Instruments (EMTN Program), issued notes in the Euro market, guaranteed by Telefónica, S.A. amounting to 1,000 million euros. These issuances are due on February 3, 2030, with an annual coupon of 0.664% and are issued at par (100%).

•	In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital:

◦
(a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue will be allocated towards eligible green investments, mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020;

◦
(b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020;

◦
(c) following the settlement of the offer and subsequent cancellation of the repurchased securities, announced on February 11, 2020 the exercise of the early redemption option with respect to both instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent); and

◦	(d) on February 13, 2020 announced the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014.

•	On February 17, 2020, Colombia Telecomunicaciones, S.A. ESP announced the exercise of the redemption option with respect to the 500 million U.S. dollars outstanding securities issued in March 2015.

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Note 32. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2019 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding, housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluciones de Informática y Com. de España S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de España, S.A.U.
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica de Contenidos, S.A.U.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom
Telefónica O2 Holdings Ltd. Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.1%) Telefónica O2 Holding Ltd. (99.9%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica O2 Holding Ltd.
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Services GmbH Wireless communications services operator	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Next GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Minodes GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany Next Gmbh
Telefónica Brasil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	—	73.68%	Telefônica Brasil, S.A.

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Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam Norte
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VES	603,582	100%	Latin America Cellular Holdings, S.L. (97.36%) Comtel Comunicaciones Telefónicas, S.A. (2.56%) Telefónica, S.A. (0.08%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Latinoamérica Holding, S.L. (51.52%) Latin American Cellular Holdings, S.L. (8.08%) Telefónica, S.A. (7.90%)
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	COP	83,191	67.49%	Colombia Telecomunicaciones, S.A. ESP (37.79%) Metropolitana de Telecomunicaciones S.A E.S.P (29.70%)
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	COP	50,212	67.48%	Colombia Telecomunicaciones, S.A. ESP (38.75%) Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (28.73%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	67.49%	Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (27.00%) Metropolitana de Telecomunicaciones S.A E.S.P (40.49%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	119,701	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Hispam Sur
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	36,263	100%	Telefónica Móviles Argentina, S.A. (83.45%) Telefónica Latinoamérica Holding, S.L. (14.61%) Telefónica, S.A. (1.27%) Telefónica International Holding, B.V. (0.67%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	6,795	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,329,872	100%	Inversiones Telefónica Internacional Holding, S.A. (98.93%) Telefónica, S.A. (1.07%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.22%) Latin American Cellular Holdings, S.L. (48.35%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.

Telefónica, S.A. 135

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	BRL	14,804	100%	Telefónica Latinoamérica Holding, S.L. (60.6%) Telefónica, S.A. (39.4%)
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	250	50.01%	Pontel Participaciones, S.L.
Inmosites, S.A.U. Purchase and rental of real estate related to the telecommunications infrastructure business	Spain	EUR	7	50.01%	Telxius Telecom, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	507	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	3	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	17	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	US	USD	58	50.01%	Telxius Cable América, S.A.

Telefónica, S.A. 136

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A. (50%) Telxius Cable Perú, S.A.C. (0.01%)
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructure	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	5	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	8	50.01%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	10	50.01%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	EUR	—	50.01%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	PEN	104	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	50.01%	Telxius Torres Latam, S.L.U. (50%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	CLP	23,594	50.01%	Telxius Torres Chile Holding, S.A.
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	BRL	764	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	ARS	1,549	50.01%	Telxius Torres Latam, S.L.U. (47.51%) Telxius Telecom, S.A. (2.50%)

Telefónica, S.A. 137

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Latin American Cellular Holdings, S.L. Holding company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica USA, Inc. Telecommunications services provider	US	USD	202	100%	Telefónica International Wholesale Services II, S.L.
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services II, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	26	100%	Telefónica, S.A
Telefónica Open Future , S.L Developer Telco Services	Spain	EUR	4	100%	Telefónica Digital España, S.L.
Telefónica Digital Ltd. Developer Telco Services	UK	GBP	58	100%	Telefónica Digital España, S.L.
Wayra Investigación y Desarrollo S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	49	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	282	100%	Wayra Investigacion y Desarrollo, S.L. (95%) Telefónica Latinoamérica Holding, S.L (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,088	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VES	5,138	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	27	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd. Technological innovation based business project development	UK	GBP	—	100%	Wayra Investigacion y Desarrollo, S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	11	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks Mexico Holding, S.A. de C.V.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.

Telefónica, S.A. 138

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	13	100%	Telefónica, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	—	100%	Terra Networks Brasil, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	91	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	23	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.

Telefónica, S.A. 139

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	48	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	—	100%	Telefónica, S.A.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.

Telefónica, S.A. 140

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies held for sale
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	199,892	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgica	USD	197	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefónica Digital España, S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	—	37%	Telefónica del Perú, S.A.A.

Telefónica, S.A. 141

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Main changes in the scope of consolidation for
the year 2019

Acquisition of companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	02/28/2019	100%
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Participation
Other companies
Inmosites, S.A.U. Purchase and rental of real estate related to the telecommunications infrastructure business	Spain	12/31/2019	50.01%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Hispam Norte
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	01/31/2019	60%
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	05/31/2019	60%
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	08/31/2019	60%
Other companies
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	02/28/2019	100%
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	04/30/2019	100%

Telefónica, S.A. 142

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Main changes in the scope of consolidation for
the year 2018

Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	03/31/2018	50.01%
Pontel Participaciones, S.L. Holding company	Spain	07/31/2018	83.35%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Centro de Asistencia Telefónica, S.A. Provision of services related to databases	Spain	12/31/2018	100%
Telefónica Germany
Shortcut I GmbH & Co. KG Technological innovation based business project development	Germany	10/31/2018	69.22%
Other companies
Telefónica Digital Inc. IP telephony platform	US	08/31/2018	100%
Tokbox Inc. IP telephony platform	US	08/31/2018	100%
Axonix Ltd Digital and mobile advertising	UK	08/31/2018	78%
Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Germany
Co-Trade GmbH Technological services	Germany	07/31/2018	Telefónica Germany Retail Gmbh
Other companies
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	10/31/2018	Telefónica Digital España, S.L.

Companies liquidation

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Participation
Other companies
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	12/31/2018	100%
Operations with minority interests

Companies/Segment/Subsidiaries	Country	Date	% Participation after operation
Other companies
Pontel Participaciones, S.L. Sale to Pontegadea Group	Spain	07/31/2018	83.35%

Telefónica, S.A. 143

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,447,734	—	5,836	5,376,670
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	120,000	25,000	—	113,600	—	258,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,390,400	—	18,367	4,008,767
Mr. Juan Ignacio Cirac Sasturain	—	120,000	9,000	—	11,200	—	140,200
Mr. Peter Erskine	—	120,000	17,000	—	113,600	—	250,600
Ms. Sabina Fluxà Thienemann	—	120,000	8,000	—	11,200	—	139,200
Ms. Carmen García de Andrés	—	120,000	19,000	—	22,400	—	161,400
Ms. María Luisa García Blanco	—	120,000	16,000	—	22,400	—	158,400
Mr. Jordi Gual Solé	—	120,000	19,000	—	22,400	—	161,400
Mr. Peter Löscher	—	120,000	14,000	—	33,600	—	167,600
Mr. Ignacio Moreno Martínez	—	120,000	30,000	—	44,800	—	194,800
Ms. Verónica Pascual Boé [7]	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	120,000	35,000	—	124,800	—	279,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. Claudia Sender Ramírez [7]	—	—	—	—	—	—	—
1 Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4 Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2019 and paid in the year 2020. In reference to the bonus corresponding to 2018, which was paid in 2019, Executive Board Member Mr José María Álvarez-Pallete López perceived 3,478,888 euros and Executive Board Member Mr Ángel Vilá Boix perceived 2,412,000 euros.
5 Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.
7 Ms. Verónica Pascual Boé and Ms. Claudia Sender Ramírez were appointed Directors of the Company on December 18, 2019.

Likewise, Mr. Luiz Fernando Furlán and Mr. Wang Xiaochu stood down as Board Members on December 18, 2019, reflecting below the payment received (and accrued) by them, in 2019 until the dates mentioned.

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Luiz Fernando Furlán	—	120,000	11,000	—	11,200	—	142,200
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 to 6: Definitions of these concepts are those included in the previous table.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the

Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

Telefónica, S.A. 144

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	155,602	—	—	—	—	155,602
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	20,000	—	—	—	—	20,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	305,344	—	—	—	—	305,344
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	—	—
1 Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3 Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2019 and paid in the year 2020 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

Likewise, Mr. Luiz Fernando Furlán and Mr. Wang Xiaochu stood down as Board Members on December 18, 2019, reflecting below the payment received (and accrued) by them, in 2019 until the dates mentioned.

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Luiz Fernando Furlán	—	85,767	—	—	—	—	85,767
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 to 6: Definitions of these concepts are those included in the previous table.

Telefónica, S.A. 145

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2019 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):
LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2019
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Benefit Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
1 Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2 Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2019 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	27,509
Mr. Ángel Vilá Boix	13,799
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following two long-term variable remuneration plans were in existence during the year 2019:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.
The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Executive Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The objective measurement period of the first cycle began on January 1, 2018 and will end on December 31, 2020. In case of fulfillment of the objectives, the delivery of the shares will be carried out in the year 2021. The objective measurement period of the second cycle began on January 1, 2019 and will end on December 31, 2021. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2022. The period of measurement of objectives of the third and last cycle it began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023. In relation to this third and final cycle, it is stated that, as of the date of formulation of these Financial Statements 2019, the allocation of shares has not yet been made.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the first and second cycle of the Plan. As already indicated, at the date of formulation of these Financial Statements 2019 the allocation of shares corresponding to the third cycle of the Plan has not yet been made.

Telefónica, S.A. 146

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

PSP - First Cycle / 2018-2021

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	421,000
Mr. Ángel Vilá Boix	312,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.
PSP - Second Cycle / 2019-2022 (shares allocate in February 2019)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the first and second cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italy, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações.
With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by linear interpolation for cases which are situated between the mean and the third quartile.
To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept,

the level of FCF generated by the Telefónica Group during each year will be measured against the value set in the budgets approved by the Board of Directors for each financial year.
In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee,determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.
At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.
In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2019 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2019, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.
Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2019, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 10,397,648 euros during the 2019 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2019 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 1,148,944 euros; the contributions corresponding to the Pension Plan increased to 26,885 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 143,063 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 125,987 euros.
On the other hand, regarding share-based remuneration plans, during the year 2019, there were the following two long-term variable remuneration plans:
1.- The so-called "Performance & Investment Plan" ("PIP"), made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholders' Meeting held on May 30, 2014, which has already ended.

Telefónica, S.A. 147

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The first cycle of this Plan began in 2014 and concluded in October 2017. The second cycle of this Plan began in 2015 and concluded in October 2018. In accordance with the provisions of its terms and conditions, the delivery of shares did not proceed for the first and second cycle of the Plan (2014-2017; 2015-2018), so no shares were delivered to the Directors participating in these cycles.
As for the third cycle of this Plan (2016-2019), the company's Board of Directors, following a favorable report from the Nominating, Compensation, and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The period of measurement of objectives of the first cycle began on January 1, 2018 and will conclude on December 31, 2020. The maximum number of shares assigned to be delivered in 2021 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the first cycle (2018-2021) to the group of directors forming part of the company's senior management was of 612,570.
The measurement period of the second cycle objectives began on January 1, 2019 and will conclude on December 31, 2021. The maximum number of shares assigned to be delivered in 2022 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the second cycle (2019-2022) to the group of Directors part of the company's Senior Management was 679,691.
1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
The amounts received above include the remuneration received by Mr. Mariano de Beer, who served as Chief Commercial Digital Officer (CCDO) of Telefónica, S.A. until November 27, 2019.

Telefónica, S.A. 148

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2019 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2020	2021	2022	2023	2024	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,092	1,092
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,592	1,592
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	587	587
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,781	1,781
TELEF. EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M +0,83%	—	55	—	—	—	—	55
TELEF. EMISIONES MAY 2014	EUR	2.242%	—	—	1,250	—	—	—	1,250
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	764	—	—	—	764
TELEF. EMISIONES APRIL 2010	USD	5.134%	1,247	—	—	—	—	—	1,247
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	470	470
TELEF. EMISIONES FEBRUARY 2011	USD	5.462%	—	1,336	—	—	—	—	1,336
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	822	—	—	—	—	—	822
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	1,200	—	—	—	—	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	138	—	—	—	138
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	1,500	—	—	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	1,000	—	—	—	—	1,000
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	668	—	—	668
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCTOBER 2013	CHF	2.595%	207	—	—	—	—	—	207
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0,83%	—	—	67	—	—	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	1,000	—	—	—	—	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	—	1,400	—	—	—	1,400
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	0.318%	1,250	—	—	—	—	—	1,250
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500

Telefónica, S.A. 149

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2019	2020	2021	2022	2023	Subsequent years	Total
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,336	1,336
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,781	1,781
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	178	178
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	445	445
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,113	1,113
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	668	668
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES FEBRUARY 2019 GREEN B.	EUR	1.069%	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,113	1,113
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
Telefónica Emisiones, S.A.U.			4,726	3,391	3,619	2,168	1,000	19,222	34,126
Exchangeable Bond MARCH 2016 (*)	EUR	—	—	600	—	—	—	—	600
Telefónica Participaciones		—	—	600	—	—	—	—	600
Total Telefónica, S.A. and its instrumental companies			4,726	3,991	3,619	2,168	1,000	20,814	36,318
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

Telefónica, S.A. 150

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2020	2021	2022	2023	2024	Subsequent years	Total
Bond T	CLP	4.900%	11	23	—	23	—	—	57
144A Bond	USD	3.875%	—	—	445	—	—	—	445
Telefónica Chile, S.A.			11	23	445	23	—	—	502
Bond F	UF	3.600%	—	—	—	101	—	—	101
Bond G	UF	2.200%	67	—	—	—	—	—	67
Bond I	UF	1.950%	67	—	—	—	—	—	67
Bond K	CLP	4.900%	—	112	—	—	—	—	112
Telefónica Móviles Chile, S.A.			134	112	—	101	—	—	347
T. Finanzas Mex 0710 FIX	MXN	8.070%	94	—	—	—	—	—	94
Telefónica Finanzas México, S.A.			94	—	—	—	—	—	94
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3,625%	—	—	—	—	—	23	23
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2,875%	—	—	—	—	—	18	18
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3,125%	—	—	—	—	—	18	18
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3,1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3,500%	—	9	—	—	—	—	9
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3,09375%	—	—	—	—	—	17	17
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	—	70	—	—	70
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	—	—	32	—	32
Bond T. Peru 6th Program (12th Serie A)	N. SOL	5.063%	30	—	—	—	—	—	30
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	—	38	—	—	—	38
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	—	—	27	—	—	—	27
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	—	—	36	—	36
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	—	—	28	28
Bond T. Peru 6th Program (12th Serie B)	N. SOL	4.188%	—	19	—	—	—	—	19
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	—	21	21
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	—	—	—	457	457
Telefónica del Perú, S.A.			30	28	65	70	68	589	850
Nonconvertible bonds	BRL	1,0825 XCDI	—	222	222	—	—	—	444
Nonconvertible bonds	BRL	1,0 XCDI + 0,24%	222	—	—	—	—	—	222

Telefónica, S.A. 151

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Foreign operators (cont.)
			Maturity
Debentures and bonds	Currency	% Interest rate	2019	2020	2021	2022	2023	Subsequent years	Total
Nonconvertible bonds (Telemig) I	BRL	IPCA + 0,5%	—	—	—	—	—	—	—
Nonconvertible bonds (Telemig) II	BRL	IPCA + 0,5%	1	1	—	—	—	—	2
Nonconvertible bonds (Telemig) III	BRL	IPCA + 0,5%	2	2	—	—	—	—	4
Telefônica Brasil, S.A.			225	225	222	—	—	—	672
BOND R144-A	USD	5.375%	—	—	650	—	—	—	650
Bond A5	COP	6.650%	—	—	—	—	94	—	94
Bond C10	COP	IPC + 3,39%	—	—	—	—	—	41	41
Colombia Telecomunicaciones, S.A, ESP			—	—	650	—	94	41	785
Bond	EUR	2.375%	—	500	—	—	—	—	500
Bond	EUR	1.750%	—	—	—	—	—	600	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	500	—	—	—	600	1,100
Total Outstanding Debentures and Bonds Foreign operators			494	888	1,382	194	162	1,230	4,350
Total Outstanding Debentures and Bonds			5,220	4,879	5,001	2,362	1,162	22,044	40,668
The main debentures and bonds issued by the Group in 2019 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	02/05/2019	02/05/2024	1,000	1,000	EUR	1.069%
SHELF Bond	03/01/2019	03/01/2049	1,250	1,113	USD	5.520%
EMTN Bond	03/12/2019	03/12/2029	1,000	1,000	EUR	1.788%
EMTN Bond	07/01/2019	07/01/2039	500	500	EUR	1.957%
Telefónica del Perú, S.A.A.
Bond	04/10/2019	04/10/2027	1,700	457	PEN	7.375%
Colombia Telecomunicaciones S.A E.S.P.
Bond	05/29/2019	05/29/2024	347,590	94	COP	6.650%
Bond	05/29/2019	05/29/2029	152,410	41	COP	IPC + 3.390%

Telefónica, S.A. 152

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2019 is as follows:

								Fair value
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(4,684)	6,878	4,222	3,185	1,939	22,022	33,562	21,898	12,052	33,950
Floating rate	1,672	3,097	1,089	1,987	519	2,623	10,987	1,266	9,769	11,035
Spread	(0.34%)	(0.18%)	(0.03%)	0.05%	0.22%	0.08%	(0.07%)	—	—	—
Fixed rate	(6,356)	3,781	3,133	1,198	1,420	19,399	22,575	20,632	2,283	22,915
Interest rate	(2.79%)	1.98%	1.49%	2.67%	1.83%	1.61%	2.97%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(67)	—	—	—	—	—	(67)	1	(68)	(67)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(67)	—	—	—	—	—	(67)	1	(68)	(67)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	2,585	28	235	—	—	1,057	3,905	2,022	1,934	3,956
Floating rate	(518)	141	493	(117)	(255)	470	214	(1)	214	213
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	3,103	(113)	(258)	—	255	587	3,574	1,906	1,720	3,626
Interest rate	1.61%	0.72%	(1.71%)	—	1.11%	5.38%	2.47%	—	—	—
Rate cap	—	—	—	117	—	—	117	117	—	117
Instruments in CHF	—	—	—	—	—	—	—	369	(369)	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	369	(369)	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(491)	(1,763)	663	134	—	1,782	325	20,104	(19,707)	397
Floating rate	57	(1,770)	681	134	—	1,781	883	410	(196)	214
Spread	2.22%	(0.08%)	0.07%	1.12%	—	—	0.52%	—	—	—
Fixed rate	(548)	7	(18)	—	—	1	(558)	19,694	(19,511)	183
Interest rate	(1.42%)	344.56%	(184.98%)	—	—	—	(11.60%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

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								Fair value
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in UYU	28	—	—	—	—	—	28	(15)	34	19
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	28	—	—	—	—	—	28	(15)	34	19
Interest rate	(0.01%)	—	—	—	—	—	(0.01%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	(74)	8	—	—	—	—	(66)	(58)	—	(58)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(74)	8	—	—	—	—	(66)	(58)	—	(58)
Interest rate	33.69%	45.54%	—	—	—	—	32.33%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	898	424	223	—	—	69	1,614	(250)	1,888	1,638
Floating rate	(1,218)	192	221	—	—	(26)	(831)	(752)	(65)	(817)
Spread	—	—	—	—	—	(0.34%)	(0.01%)	—	—	—
Fixed rate	2,116	232	2	—	—	95	2,445	502	1,953	2,455
Interest rate	4.08%	4.69%	6.82%	—	—	(0.08%)	3.97%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	96	298	286	161	—	(3)	838	(427)	1,255	828
Floating rate	(21)	3	289	113	—	—	384	—	378	378
Spread	(0.34%)	26.86%	(0.80%)	1.46%	—	—	0.05%	—	—	—
Fixed rate	117	295	(3)	48	—	(3)	454	(427)	877	450
Interest rate	4.24%	3.72%	5.07%	3.79%	—	1.41%	3.87%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	256	(256)	—
Floating rate	—	—	—	—	—	—	—	256	(256)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	126	52	64	70	69	507	888	635	282	917
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	126	52	64	70	69	507	888	635	282	917
Interest rate	6.49%	3.46%	5.43%	6.66%	5.81%	7.27%	6.64%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	9	—	—	—	83	92	92	—	92
Floating rate	—	9	—	—	—	83	92	92	—	92
Spread	—	3.50%	—	—	—	3.21%	3.24%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

								Fair value

Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in COP	819	36	—	—	94	—	949	47	950	997
Floating rate	28	—	—	—	—	(41)	(13)	28	—	28
Spread	1.59%	—	—	—	—	3.39%	7.23%	—	—	—
Fixed rate	791	36	—	—	94	41	962	19	950	969
Interest rate	5.15%	4.75%	—	—	6.65%	8.09%	5.40%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(4)	1	—	—	—	—	(3)	(2)	—	(2)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(4)	1	—	—	—	—	(3)	(2)	—	(2)
Interest rate	0.01%	16.63%	—	—	—	—	(2.52%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	44	26	(16)	(19)	(19)	(86)	(70)	(75)	57	(18)
Floating rate	(29)	(30)	(63)	(65)	(65)	(290)	(542)	348	(518)	(170)
Spread	(0.02%)	(0.10%)	—	—	—	—	(0.01%)	—	—	—
Fixed rate	73	56	47	46	46	204	472	(423)	575	152
Interest rate	5.77%	4.22%	3.69%	3.71%	3.71%	3.71%	4.09%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	(8)	—	(8)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	(8)	—	(8)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							41,995	44,589	(1,948)	42,641
Floating rate							11,174	1,647	9,326	10,973
Fixed rate							30,704	42,825	(11,336)	31,489
Rate cap							117	117	—	117
Currency Options and Others (*)							—	—	62	62
(*) Amounts include in fixed rate

Telefónica, S.A. 155

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2019:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2020	2021	2022	2023	2024	Subsequent years	Total	Fair value
EUR								(87)
Fixed to fix	—	—	—	—	—	—	—	3
Receiving leg	—	(100)	(75)	—	—	—	(175)	(135)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	100	75	—	—	—	175	138
Average Interest Rate	—	1.18%	0.55%	—	—	—	0.70%	—
Fixed to floating	—	—	—	—	—	—	—	(800)
Receiving leg	(8,907)	(7,120)	(3,968)	(3,674)	(2,093)	(4,310)	(30,072)	(19,002)
Average Interest Rate	1.40%	1.65%	1.03%	1.52%	0.80%	0.74%	1.29%	—
Paying leg	8,907	7,120	3,968	3,674	2,093	4,310	30,072	18,202
Average Spread	0.36%	0.51%	1.00%	0.37%	0.24%	—	0.42%	—
Floating to fixed	—	—	—	—	—	—	—	710
Receiving leg	(3,560)	(3,460)	(359)	(1,997)	(1,170)	(3,072)	(13,618)	(13,597)
Average Spread	2.11%	0.02%	—	—	—	—	0.56%	—
Paying leg	3,560	3,460	359	1,997	1,170	3,072	13,618	14,307
Average Interest Rate	2.59%	1.95%	1.30%	1.02%	1.89%	0.89%	1.72%	—
USD								(5)
Fixed to floating	—	—	—	—	—	—	—	(13)
Receiving leg	(303)	(303)	(570)	(303)	(151)	—	(1,630)	(433)
Average Interest Rate	1.52%	1.61%	1.73%	1.74%	3.55%	—	—	—
Paying leg	303	303	570	303	151	—	1,630	420
Average Spread	1.61%	1.68%	0.92%	1.77%	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	8
Receiving leg	—	—	(267)	—	(151)	—	(418)	(420)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	267	—	151	—	418	428
Average Interest Rate	—	—	1.93%	—	2.52%	—	—	—
GBP								(33)
Fixed to floating	—	—	—	—	—	—	—	(44)
Receiving leg	(23)	(258)	(634)	—	—	—	(915)	(961)
Average Interest Rate	2.36%	1.76%	3.00%	—	—	—	—	—
Paying leg	23	258	634	—	—	—	915	917
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	11
Receiving leg	(70)	(176)	(200)	—	—	—	(446)	(448)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	70	176	200	—	—	—	446	459
Average Interest Rate	0.73%	2.56%	1.84%	—	—	—	—	—

Telefónica, S.A. 156

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2020	2021	2022	2023	2024	Subsequent years	Total	Fair value
EUR								1,211
Fixed to floating	—	—	—	—	—	—	—	(93)
Receiving leg	—	(500)	—	(800)	—	(400)	(1,700)	(1,788)
Average Interest Rate	—	1.25%	—	1.50%	—	0.59%	1.22%	—
Paying leg	—	500	—	800	—	400	1,700	1,695
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	1,304
Receiving leg	(4,547)	(1,102)	(192)	—	—	(7,832)	(13,673)	(11,865)
Average Spread	0.08%	0.03%	—	—	—	—	0.03%	—
Paying leg	4,547	1,102	192	—	—	7,832	13,673	13,169
Average Interest Rate	2.11%	1.92%	0.12%	—	—	1.10%	1.49%	—
USD								(1,956)
Fixed to floating	—	—	—	—	—	—	—	(1,956)
Receiving leg	(1,900)	(1,612)	(1,319)	(781)	(79)	(9,562)	(15,253)	(16,212)
Average Interest Rate	3.02%	3.44%	1.83%	1.85%	2.36%	3.23%	3.03%	—
Paying leg	1,900	1,612	1,319	781	79	9,562	15,253	14,256
Average Spread	0.22%	—	—	—	—	—	0.03%	—
MXN								(2)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	(142)	—	—	—	—	—	(142)	(146)
Average Interest Rate	7.90%	—	—	—	—	—	7.90%	—
Paying leg	142	—	—	—	—	—	142	142
Average Spread	0.41%	—	—	—	—	—	0.41%	—
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	(142)	—	—	—	—	—	(142)	(142)
Average Spread	0.41%	—	—	—	—	—	0.41%	—
Paying leg	142	—	—	—	—	—	142	144
Average Interest Rate	6.67%	—	—	—	—	—	6.67%	—

Telefónica, S.A. 157

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Millions of euros	Maturity
Trading purposes	2020	2021	2022	2023	2024	Subsequent years	Total	Fair value
GBP								(171)
Fixed to floating	—	—	—	—	—	—	—	(171)
Receiving leg	(822)	—	(587)	—	—	(470)	(1,879)	(2,047)
Average Interest Rate	1.87%	—	3.51%	—	—	3.42%	2.77%	—
Paying leg	822	—	587	—	—	470	1,879	1,876
Average Spread	—	—	—	—	—	—	—	—
CLP								6
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(6)	(3)	(3)	(3)	—	—	(15)	(2)
Average Interest Rate	4.90%	4.90%	4.90%	4.90%	—	—	0.98%	—
Paying leg	6	3	3	3	—	—	15	1
Average Spread	1.27%	1.27%	1.27%	1.27%	—	—	0.25%	—
Floating to fixed	—	—	—	—	—	—	—	7
Receiving leg	(24)	(118)	—	(28)	—	—	(170)	(166)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	24	118	—	28	—	—	170	173
Average Interest Rate	3.31%	3.26%	—	2.99%	—	—	3.22%	—
CHF								(9)
Fixed to floating	—	—	—	—	—	—	—	(9)
Receiving leg	(207)	—	(138)	—	—	—	(345)	(354)
Average Interest Rate	0.95%	—	0.75%	—	—	—	0.87%	—
Paying leg	207	—	138	—	—	—	345	345
Average Spread	—	—	—	—	—	—	—	—
COP								2
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	—	—	—	—	—	(41)	(41)	—
Average Spread	—	—	—	—	—	3.39%	3.39%	—
Paying leg	—	—	—	—	—	41	41	2
Average Interest Rate	—	—	—	—	—	8.09%	8.09%	—

Telefónica, S.A. 158

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Interest rate options, by maturity, are as follows:

Interest rate options	Maturities
Millions of euros	2020	2021	2022	2023	2024	Subsequent years
Collars
Notional amount of options bought	—	—	881	—	—	—
Strike Cap	—	—	4.92	—	—	—
Strike Floor	—	—	4.15	—	—	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	881	—	—	—
Strike	—	—	5.53	—	—	—
Floors
Notional amount of options bought	—	—	881	—	—	—
Strike	—	—	1.17	—	—	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Telefónica, S.A. 159

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2020	2021	2022	2023	2024	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	82	—	—	—	—	—	82
Pay	BRL	(215)	(64)	—	—	—	—	(279)
Receive	CLP	—	—	286	83	—	—	369
Pay	CLP	(119)	(118)	(571)	(221)	—	—	(1,029)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	—	—	—	—	—	—	—
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	1,241	64	—	—	—	89	1,394
Pay	EUR	(3,031)	(3,104)	(875)	(668)	(80)	(7,844)	(15,602)
Receive	GBP	1,292	—	587	—	—	—	1,879
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	—	—
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(46)	(46)	(46)	(46)	(46)	(206)	(436)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	—	—	—	—	1	—	1
Receive	UFC	135	—	—	202	—	—	337
Pay	UFC	—	—	—	(101)	—	—	(101)
Receive	USD	1,741	3,527	1,096	842	79	7,781	15,066
Pay	USD	(1,135)	—	(445)	—	(1)	—	(1,581)
Receive	UDI	65	65	65	65	65	290	615
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	207	—	138	—	—	—	345
Pay	CHF	—	—	—	—	—	—	—
TOTAL		217	324	235	156	18	110	1,060
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.80), EUR/USD (1.17), USD/COP (2,911.47) and EUR/CHF (1.22).

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Millions of euros		2020	2021	2022	2023	2024	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	63	—	—	—	—	—	63
Pay	BRL	(1,762)	—	—	—	—	—	(1,762)
Receive	CLP	2	—	—	—	—	—	2
Pay	CLP	(539)	(22)	—	—	—	—	(561)
Receive	COP	86	—	—	—	—	—	86
Pay	COP	(977)	(3)	—	—	—	—	(980)
Receive	CZK	67	—	—	—	—	—	67
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	8,383	—	—	—	—	—	8,383
Pay	EUR	(1,124)	—	—	—	—	—	(1,124)
Receive	GBP	86	—	—	—	—	—	86
Pay	GBP	(4,193)	—	—	—	—	—	(4,193)
Receive	MXN	32	—	—	—	—	—	32
Pay	MXN	(214)	—	—	—	—	—	(214)
Receive	PEN	4	—	—	—	—	—	4
Pay	PEN	(287)	—	—	—	—	—	(287)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,587	25	—	—	—	—	2,612
Pay	USD	(2,333)	—	—	—	—	—	(2,333)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(34)	—	—	—	—	—	(34)
TOTAL		(153)	—	—	—	—	—	(153)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.88), EUR/USD (1.11), USD/COP (3,289.51) and EUR/BRL (4.62).

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Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2019 and 2018 and their nominal amounts are as follows:

		Outstanding principal balance (millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2019	12/31/2018	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	59	USD	53	93	05/03/2011	07/30/2021
Structured Financing (*)	316	USD	282	379	02/22/2013	01/31/2023
Structured Financing (*)	273	USD	243	314	08/01/2013	10/31/2023
Bilateral loan (1)	—	EUR	—	1,000	06/26/2014	04/01/2019
Structured Financing (*)	503	USD	448	516	12/11/2015	03/11/2026
Structured Financing (*)	341	EUR	341	401	12/11/2015	03/11/2026
Bilateral loan (2)	—	EUR	—	100	02/23/2016	12/23/2019
Bilateral loan	—	EUR	—	150	10/24/2016	03/19/2019
Credit	380	EUR	—	271	12/27/2002	12/27/2022
Bilateral loan (3)	—	EUR	—	100	11/24/2017	10/30/2019
Bilateral loan (4)	—	EUR	—	100	12/28/2017	10/22/2019
Bilateral loan	—	EUR	—	385	12/20/2017	07/22/2019
Credit	100	GBP	117	112	05/23/2013	03/01/2022
Bilateral credit (5)	300	EUR	—	—	05/14/2019	05/14/2024
Bilateral loan	—	EUR	200	—	07/11/2019	08/14/2026
Bilateral loan	150	EUR	—	—	11/08/2019	03/31/2030
Bilateral loan	200	EUR	—	—	12/04/2019	06/04/2027
Telefónica Germany GmbH & Co. OHG
BEI Financing	—	EUR	408	450	06/13/2016	06/13/2025
Syndicated facility (6)	750	EUR	—	—	12/17/2019	12/17/2024
BEI Financing (Tranche 1)	300	EUR	—	—	12/18/2019	12/18/2028
Telefónica Europe, B.V.
Structured Financing (7)	—	EUR	—	1,500	11/28/2016	12/16/2019
Telxius Telecom, S.A.
Syndicated facility	300	EUR	300	300	12/01/2017	12/01/2023
Bilateral loan	—	EUR	150	—	11/29/2019	11/29/2021
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan (8)	—	COP	—	143	01/05/2018	12/16/2019
(1) On February, 18, 2019 and April 1,2019 Telefónica, S.A. made an early repayment for 500 million euros respectively, of its 1,000 million euros bilateral loan signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.
(2) On December 23, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on February 23, 2021.
(3) On October 30, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on January 30, 2026.
(4) On October 22, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on October 22, 2020.
(5)The facility matures in 2024, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2026.
(6) On December 17, 2019, Telefónica Germany GmbH & Co. OHG signed a syndicated financing facility for an aggregate amount of 750 million euros which replaces the syndicated financing facility for 750 million euros signed on March 22, 2016, and originally scheduled to mature on March 22, 2023. The new financing matures in 2024, with two annual extension options at the request of Telefónica Germany GmbH & Co. OHG, for a maximum maturity in 2026.
(7) On August 16, 2019, Telefónica Europe, B.V. made an early repayment for 750 million euros, on November 15, 2019 450 million euros and on December 16, 2019 300 million euros of its structured financing signed on November 28, 2016 and originally scheduled to mature on November 28, 2024.
(8) On May 30, 2019 Colombia Telecomunicaciones S.A. E.S.P. made an early repayment for 380,000 million COP and on December 16, 2019 153,000 million COP of its 533,000 million COP bilateral loan signed on January 5, 2018 and originally scheduled to mature on January 5, 2025.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

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Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group
Regulations
As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.
In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.
This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States have a period of 2 years (until December 21, 2020) to transpose said Directive into their national legislation.
The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to 20 years. In relation to the establishment of an upper limit at European level for both fixed and mobile termination rates (FTRs/MTRs), it is worth mentioning that their drop in recent years has been so important that future decreases are estimated to have a much modest impact on incomes that they had in the past.
In general, different provisions included in the new Code are so extensive and complex that its final impact will highly depend on the interpretation that National Regulatory Authorities made in each Member State. The EECC will continue to oblige National Regulatory Authorities to analyze telecommunications markets and determine whether any operators dominate the market. Such operators will continue to be designated as having significant market power (SMP) and face regulatory obligations in that territory. In the case of fiber networks, such SMP obligations could be relaxed if co-investment agreements bear fruit among other network operators.
In parallel to the Code, the Body of European Regulators of Electronic Communications (BEREC) approved its Regulation (EU) 2018/1971 that among other provisions, it includes the regulation of Intra-EU calls. It should be noted that this legislative act modifies the Regulation (EU) 2015/2120, by introducing a maximum price of 19c€/min of communications within the European Union (“intra-community communications”) and a limit of 6 c€ per SMS, which entried into force on May 15, 2019.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•
Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. On June 9, 2017, an agreement between the Parliament and the Council approving maximum wholesale caps was published. These caps are effective from June 15, 2017 for roaming services with the following currents limits that remain in force until June 30, 2022: i) 0.01€/SMS; ii) 0.032€/minute; iii) data service glide path: 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022). On 29 November 2019, the Commission published the first full review of the roaming market, showing that the current retail and wholesale regulation is still necessary. Based on the previous, during 2020 the Commission should therefore take the necessary steps, including legislative measures, to ensure that Europeans continue to benefit from roaming without surcharges in the coming years and that wholesale markets are working well.

•
Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior

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(e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
Digital Single Market
Among the most relevant regulatory initiatives we can find the following:

•	Content Package:

•
On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and must be transposed into national law in the EU member States within 21 months (by September 19, 2020). Among the main novelties, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.

•
The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. The Regulation was published in February 2018, being applicable from December 2018 and being reviewed in two years by the European Commission (EC) with the aim of assess any possible inclusion of copyright protected material within its scope of application. The final text has reached an agreement on some of the controversial points; in particular, copyright protected audiovisual content ended up being left out of the scope of the Regulation. This outcome is a positive result for rights holders and for pay TV services industries.

•
Copyright Package: The EC presented a legislative package proposal in September 2016, regarding on the one hand, the proposed revision of the Cable and Satellite Regulation, and on the other, the revision of the Copyright Directive.

◦
Directive 2019/789 of the European Parliament and of the Council (former Cable and Satellite Directive 93/83/EEC), which was adopted on 17 April 2019, sets out the rules on the exercise of copyright and related rights applicable to certain online transmissions by broadcasters and to retransmissions of radio and television programmes. Member States must incorporate the Directive into their national legislation within two years of its entry into force. The Directive will provide users of any Member State a greater variety of choice of TV programs and radio online originated in any EU country by facilitating licensing of material protected by Copyright rights included in these programs. Among the main measures, the Directive proposes: i) to promote cross-border provision of ancillary online services to broadcast (simulcasting and catch up) applying the principle of country of origin on remuneration rights, and, ii) to facilitate retransmission rights through other technologies apart from cable and satellite, such as IPTV, mobile and Internet (always in a controllable environment) of TV and radio generated in other Member States applying the compulsory collective management regime.

◦
Regarding the Directive 2019/790 on Copyright in the Digital Single Market, which was approved on 17 April 2019, the main issues addressed therein are a further capacity of choice and access to online content and cross-border access. The Directive extends the scope of application of some exceptions and limitations in the fields of education, text and data mining for scientific research, cultural heritage and to improve a sustainable and a better balanced contractual relationship between authors and industries. Among other measures, platforms would not automatically be legally responsible for hosting content for which they have not obtained a license. The provision on the value Gap (article 17) is much more focused on making sure that platforms are legally required to prevent unauthorized content from appearing online. It seems, cloud providers and internet access providers are expressly excluded from this obligation.

Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching the new data protection rules. Member States, among them Spain, Germany and United Kingdom have adopted implementing measures of this Regulation.
In Spain, on December 5, 2018 the Personal Data Protection and Digital Rights Act was approved. This Act implements GDPR in Spain, addressing several particularities concerning data blocking for judicial purposes or specific matters on databases for advertising purposes or data relating to deceased people. Equally, it implements procedural mechanisms within the framework of legal investigations concerning potential infringements of the GDPR.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services. Discussions on the future e-Privacy Regulation will continue in 2020.
On the other hand, the Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was challenged before the EU's General Court by civil-society groups. One of

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the appeals was not admitted and the admission of a second appeal is still pending. On 23rd of October 2019, EC published its report on the third Annual Review of the functioning of the EU / US Privacy Shield. The report concludes that the United States continues to guarantee an adequate level of protection of transferred personal data under the Privacy Shield and stresses important improvements in the last year such as appointments to key oversight and redress bodies (eg.: Privacy Shield Ombudsperson). On 19th of December 2019, the Advocate General of the European Court of Justice issued his initial conclusions on the validity of the Standard Contractual Clauses (SCC). The Advocate General concludes that EC Decision 2010/87/EC on the SCC for the transfer of personal data to processors established in third countries is valid as there are already sound mechanisms to ensure that transfers based on such SCC are suspended or prohibited where those Clauses are breached or impossible to honour. In addition, the Advocate General raised certain doubts as to the conformity of the Privacy Shield Decision to the GDPR. The Conclusions of the Advocate General are not binding on the European Court of Justice. However, in most cases the ECJ Ruling follows the interpretation of the Advocate General. The final Ruling is expected in February/March 2020.
Radio spectrum policy
On December 14, 2016, the three European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band should be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest, in all EU Member states. Duly justified exceptions on grounds defined in Decision 2017/899/CE are allowed until June 30, 2022.
EU competition law
European competition provisions have the force of law in Member States and, therefore, are applicable to our operations in those States.
The Treaty on the Functioning of the European Union (TFEU) prohibits “concerted practices” and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.
The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.
There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities. All European countries in which Group Telefónica operates and to which we refer below are Member States of the European Union.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one were the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.
The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.
The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Market analysis
The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.
Fixed call termination market on individual networks
In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model.
Relevant developments are the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices are as follows: from August 2019 until December 31, 2019 at €0.0643 per minute;

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from January 1, 2020 until December 31, 2020 at €0.0593 per minute and from January 1, 2021 at €0.0545 per minute.
Mobile market
Mobile network call termination
In January 2018, the CNMC adopted the final decision setting the rate of MTR for mobile operators at 0.0067 €/min during the year 2019.
Wholesale (physical) to network infrastructure access and wholesale broadband access
In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment in non-competitive areas. The price of fiber wholesale access services is calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network is cost oriented. For the business segment, the Resolution requires Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. It is anticipated that this Resolution will remain in force for at least five years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, due to the mandatory granting of access to other operators to its fiber network, and due to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage).
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17.57 €/month. This price will be updated twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.
In July 2018, the CNMC approved the methodology to analyze whether Telefónica’s business offers can be replicated by other operators.
Those Resolutions has been appealed by Telefónica de España.
Universal service obligations
Telefónica de España has been designated the operator responsible for the provision of the connection to the public electronic communications network for a three-year maximum period (January 1, 2017 - December 31, 2019), with the possibility of establishing broadband data connection with a descending speed no less than 1 Mbit per second, and the provision of the public telephone service available from a fixed location.
On December 28, 2018, the Government approved by Royal Decree 1517/2018, the modification of the regulatory framework applicable to Universal Service, eliminating the obligation to provide telephone directories that was assigned to Telefónica de España, S.A.U. from January 1, 2017, but maintaining its designation as operator in charge for the provision of a sufficient supply of public payphones until December 31, 2019. This Resolution has been appealed by Telefónica.
The Minister of Economy and Business has sent a draft proposal for the designation of Telefónica de España as the operator responsible for the Universal Service Obligation (Network access and telephone service, public payphones) for a period of three and two respectively from January 1, 2020.
Spectrum
In Spain, the auction for the 700 MHz band related to the "second digital dividend" is expected to occur during 2020, and it is probable that the spectrum in the 3.4-3.6GHz band, currently in use by the Ministerio de Defensa, will also be auctioned during 2020 (up to a maximum of 40MHz).
Additionally, Telefónica is in the process of extending its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz). In both cases, the initial term of the concession expires in April 2020 with the possibility of an extension of 10 additional years (until 2030). As of December 31, 2019, Telefónica had completed the deployment of LTE nodes mandated by Ministerial Order of October 29, 2018 approving the Plan to enable access to broadband services at 30 Mbps speed or higher. This obligation applies to operators such as Telefónica holding licenses in the 800 MHz band, and compliance with the relevant loading conditions will be monitored by relevant administrative authorities over the next five years.
Contribution to RTVE funding
In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.
Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an

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unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.
Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)
The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecommunications Act has been repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Spectrum
In Germany, on March 19, 2019, the auction for the allocation of the frequencies expiring at the end of 2020 and the end of 2025 at 2 GHz and the frequencies from 3.4 to 3.7 GHz began. In addition to Telefónica Deutschland Group, Vodafone GmbH, Telekom Deutschland GmbH and Drillisch Netz AG, part of the 1&1 Drillisch Group, were admitted to the auction. The auction ended on 12 June 2019. At 2 GHz, the Telefónica Deutschland Group acquired a paired block of 5 MHz with a running time from 2021 and a paired block of 5 MHz with a running time from 2026 as well as seven unpaired blocks of 10 MHz each at 3.6 GHz. The auctioned spectrum will run until the end of 2040.
With regard to payment, Telefónica Deutschland Group, like the other auction participants, reached an agreement with the Federal Republic of Germany on September 5, 2019, as part of a national mobile communications pact, on payment facilities in the form of deferrals and installments. In return, the Telefónica Deutschland Group undertook to build 333 additional mobile communications locations in white spots by the end of 2021; in addition, 99% of households nationwide are to be supplied with LTE by the end of 2020 and each federal state by the end of 2021.
The actions brought to court by Telefónica in the context of the above mentioned auction against the German NRA (BNetzA) Decisions I and II on the methods to award the frequencies and against Decisions III and IV on the conditions for frequency usage and auction rules are ongoing either in the first instance or on appeal.
On November 21, 2019, BNetzA has started an application procedure for the assignment of spectrum for local broadband in the 3.7 to 3.8 GHz range, in particular for 5G applications.
Overall mobile communications concept for 2019
On November 17, 2019, the German government implemented this decision by adopting a "mobile communications strategy" aimed at achieving rapid nationwide coverage. The strategy paper includes, among other things, the simplification and acceleration of approval procedures, an increase in the number of usable locations, a mobile radio subsidy program for rural areas, and the establishment of a mobile radio infrastructure company to support and accelerate the expansion of the network.
Merger of Telefónica and E-Plus
On December 18, 2019, Telefónica Deutschland and 1&1 Drillisch signed an agreement,approved by BNetza on January 29, 2020, to lease 1&1 Drillisch 2x 10 MHz in the 2.6 GHz band until the end of 2025, when this license expires. In return, Telefónica Deutschland will receive an annual fee. With this agreement, Telefónica Deutschland will comply with another commitment agreed with the EC, in the context of the merger of Telefónica Deutschland and E-Plus.
On February 22, 2019, the EC initiated formal proceedings against Telefónica Deutschland Group for the implementation of the commitment to grant 4G wholesale services resulting from the merger of Telefónica/E-Plus by issuing a Statement of Objections. Telefónica Deutschland commented on the Statement of Objections on April 26, 2019.
Merger of Vodafone and Unitymedia
On July 18, 2019, the EU Commission approved Vodafone's planned acquisition of Liberty Global's operations in Germany, the Czech Republic, Hungary and Romania. This includes in particular the operation of Liberty Global's cable networks in these countries. As the EC raised competition concerns in March 2019, in particular for Germany, the approval is conditional on the full implementation of a package of commitments submitted by Vodafone. The commitments also include an agreement between Telefónica Deutschland and Vodafone for access to the cable network of Vodafone and Unitymedia in Germany. The agreement has thus also been cleared by the EC and has become effective.
Market reviews
Mobile termination rates (MTR)
The most recently valid MTR of EUR 0.95 cents per minute expired on November 30, 2019. The MTR valid as of December

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1, 2019, have been approved at 0.90 EUR cents per minute until November 30, 2020. As of November 30, 2021, a rate of 0.78 EUR cents per minute and from December 1, 2021 a rate of 0.70 EUR cents per minute was approved.
Fixed termination rates (FTR)
In a resolution dated June 28, 2019, BNetzA fixed the FTR retroactively for 2019 at EUR 0.08 cents per minute. For the year 2020 the rate is 0.06 EUR cents per minute and for the year 2021 0.05 EUR cents per minute.
BNetzA consultation and market studies on fiber optic infrastructures
The studies by BNetzA in 2017 on “Issues in rates regulation for FttH/B-based wholesale products with a view to the development of fiber optic infrastructures capable of high performance” as well as on the need for regulation and the existence of significant market power on markets 3a (wholesale local access provided at a fixed location) and 3b (wholesale central access provided at a fixed location for mass-market products) continued in 2018. The key aspect of these studies were questions of regulatory support for an accelerated roll-out of fiber optic networks based on rates and whether FttH/B-based wholesale products will continue to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. Initial decisions are expected to be made in 2020.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.
The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost ("pure LRIC") approach. The present mobile wholesale termination rate is 0.479 ppm. That is expected to fall to 0.471 ppm from April 1, 2020 to March 31, 2021, subject to the rate of inflation.
Spectrum
From 2017, Telefónica United Kingdom has to maintain its obligations in the 800 MHz spectrum license, to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and in its 900/1800 MHz spectrum license, to provide voice and text services to 90% of the UK landmass.

In an auction ending in April 2018, Telefónica United Kingdom won 20 year licences for 40 MHz of 2.3 GHz spectrum and 40 MHz of 3.4 GHz spectrum.
Ofcom is planning to auction 700 MHz and 3.6 GHz - 3.8 GH spectrum in the second quarter of 2020.
Separately, in October 2019, the Government announced its support of an industry proposal to bring 4G coverage to 95 per cent of the UK by 2025, through a shared rural network.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.The antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
Licenses
The main licenses and concessions held by Telefónica in Brazil are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
In the state of São Paulo, Telefônica Brasil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025. Additionally, in December 2019, a public consultation was launched to hire a consultant agency that will assist ANATEL in formulating the rules to be followed

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by operators who wish to migrate from the grant regime to the authorization regime. There is still a long process to an effective migration from one model to another, which can translate into an estimated period of between 12 and 18 months Until ANATEL regulate conditions and valuation criteria for migration, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil.
At December 31, 2019, the estimated residual value of reversible assets was 8,260 million Brazilian reals (approximately 1,825 million euros under the exchange rate applicable on such date), 8,622 million Brazilian reals as of December 31, 2018 (approximately 1,943 million euros under the exchange rate applicable on such date).
In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.
Generally, current spectrum authorizations are valid for 15 years and can be renewed only once. Although the newly approved Law 13,879/2019 admits successive spectrum renewals, we cannot guarantee that the new conditions will apply to existing licenses. ANATEL may interpret that the new renewal conditions are valid only for authorizations issued from now. The Agency may also determine mandatory “refarming” processes in certain spectrum bands and refuse renewal requests. A refarming process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.
In particular, spectrum licences in the 850 MHz band will expire between 2020 and 2028. If a renewal is not allowed, it would be necessary to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected. In certain regions, our services may be unavailable.
Regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019, which has been challenged, by Telefonica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band.
In 2014, Telefónica Brazil acquired a license to use the700 MHz band. According to the bidding document, the awarded operators are obliged to constitute an independent entity in charge of the 700 MHz (currently, the band occupied by analog TV) reordering. This entity will have the financial resources to provide the equipment and support for the analog TV providers and for the final users (which, subject to the fulfillment of certain conditions, will have the right to receive Digital TV receivers). The federal regulation establishes a deadline for the implementation of the reorganization that ends in December 2018. Some interference problems were detected and solved during 2019. Currently, the 700MHz spectrum can be used for SMP coverage throughout the country.
On February 6, 2020, ANATEL has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place at the end of 2020 or 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz for national and regional blocks and 3,200 MHz of 26 GHz for national and regional blocks.
Finally, the renewal of the Group’s spectrum in the 850 MHz band, in Rio de Janeiro (2020) and Brasilia (2021) is still pending.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with SMP (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls).
The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) national roaming market throughout Brazil.
ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica is established as SMP throughout Brazil. There are pending administrative proceedings before ANATEL questioning the number of cities in which VIVO has been recognized as SMP.
In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.

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Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2020 applicable to Telefónica Brazil are the following: i) Region I: 0,01863; ii) Region 2: 0,02128; and iii) Region 3: 0,04342.
Regulation on Universal Service
Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (Plano Geral de Metas de Universalização - PGMU) and can be reviewed every five years.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014, among others.
The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market, imposing it specific measures with asymmetric obligations in order to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for America Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent.
The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple licenses to use a public telecommunications network and to use spectrum for the provision of mobile and fixed local service nationwide, long distance and public telephony.
In August 2018, the IFT awarded Telefónica two blocks of 20MHz on the 2500-2690MHz band, which is considered technologically neutral. It will be used mainly to increase the capacity of existing LTE services. The rules and the procedure of the auction were challenged by a third-party operator On November 28, 2019, this dispute was resolved in favor of Telefónica.
In Mexico, Telefónica México accepted the terms and conditions, established by the Instituto Federal de Telecomunicaicones (“IFT”) for the renewal of the 1900 MHz license, which expired in 2018.Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified Ifetel of the waiver of its spectrum concessions with the total return of the 2500 MHz band and partial return of spectrum by Telefónica of the 1900 MHz band of between 10 and 20 MHz in regions 2, 3, 4, 6, 7, 8 and 9 in the year 2019.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 13, 2018, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2020. Such MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel) at 0.025771 Pesos per minute, while for the non-preponderant ones they were set at 0.099287 Pesos per minute. These rates were calculated using the same method that was used the past years but adjusting the variables in the cost model. Both this decision and the one that established the MTRs applicable to 2018 and 2019 were challenged by Telefónica.
Foreign ownership/restrictions on transfer of ownership
Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.
Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation

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on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.
In May 2014, law No. 20750 allowing the introduction of DTT was published in the Official Journal. It set an extensible deadline of 5 years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage. It also set forth the mandatory application of “Granted Retransmission” when two requirements are met: (i) digital coverage for at least 85% of the total population in the service area and (ii) the “must carry” of, at less four regional channels (as long as it is technologically feasible and the service area remains unaltered) is fulfilled. It also established that football matches of Chilean national soccer team would be broadcasted by free-to-air channels. On April 15, 2015, SUBTEL published in the Official Journal the Digital Broadcasting TV Plan.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, and Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette of November 25, 2017.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
In September 2015, Decree No. 71/2015 of the Ministry of Transport and Telecommunications was published in the Official Journal, which granted to Telefónica Móviles Chile a service concession for transmitting data on the 713-748 MHz and 768-803 MHz frequency bands. A frequency block at the national level of 2x10 MHz was also awarded to the company through an auction procedure.

In Chile, the enforcement of the ruling issued by the Supreme Court ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 (20 MHz) in the 700 MHz band, The court decision requires TMCH to dispose of 20 MHz, however allows TMCH to choose the band from which spectrum is relinquished. This decision must be complied with before 17 October 2021 and therefore, in November 2019 TMCH presented to Subtel and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band. The remaining 10 MHz were returned to Subtel through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
On December 5, 2019, and after consulting procedure, the TDLC notified resolution 59 through which it modified the 60 MHz cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which must be resolved by the Supreme Court.
Additionally, regarding the 3.5 GHz band, Subtel issued a decision on June 21, 2018 regarding the 3.4-3.8 GHz spectrum band, which, among other things, has suspended the granting of authorizations, the modification of concessions and the reception of network roll-outs in connection with this spectrum band. Its purpose is to carry out an in-depth study on the efficiency of the usage of this band for 5G and with the purpose of ensuring the efficient usage of this band in light of international best practices and the need for efficient spectrum management. The decision had a limited impact on Telefónica's operations as Telefónica Chile, S.A. only has 50 MHz of spectrum assigned in that band in Regions XI and XII (representing less than 2% of the population) those that were returned to Subtel through the concession waiver mechanism, as noted above. On October 3, 2018, Subtel modified the above mentioned resolution and resolved to release part of this spectrum to enable operators to provide wireless fixed services.
On November 20, 2018, Telefónica Chile, S.A. requested the TDFC to initiate a consultation process to determine whether the decision of Subtel regarding 3.5 GHz band violates competition law. The deadline for third parties to provide background information expired on February 18, 2019. To date, the resolution of the TDLC is pending.
On January 14, 2020, SUBTEL launched a public consultation on the upcoming auction, which is available for comments until February 14, 2020. SUBTEL intends to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 800 MHz in the 28GHz band.
Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

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The Ministries set maximum tariffs under efficient operator model basis.
Maximum tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.
Interconnection
Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.
A Tariff Decree regarding fixed termination rate was adopted for the 2014-2019 period. The new tariff came into force on May 8, 2014, and it applied a reduction of 37% from the one demanded the previous period. The new tariff decree for the period 2019-2024, which will enter into force retroactively in May 2019, is still under review by the Comptroller General of the Republic and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.
Regarding mobile termination rates, on February 5, 2019, Subtel notified TMCH a new proposal on tariff decree, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros , without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019.
Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC´s). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones). Additionally, the Decree No. 1340/2016, which was published on January 2, 2017 instructed the Ente Nacional de Comunicaciones to issue new regulations during 2017 which would ensure the allocation of new frequency bands for provision of wireless or fixed wireless services and would enable the reassignment of frequencies previously granted to other providers. Furthermore, it confirmed the authorization to Telefónica de Argentina and Telefónica Móviles Argentina to provide broadcasting services by subscription from January 1, 2018 in the cities of Buenos Aires, Córdoba y Rosario, while a mechanism is established for the rest of the country based on the protection of small and medium-size providers and cooperatives. Finally, some standards were set forth in the law for the establishment of the Interconnection Regulation, such as the asymmetric rates regime and the automatic roaming service.
Furthermore, “Law on Defense of Competition” No. 27442 prohibits any acts or behaviors contrary to such law and establishes an authority of competition that is pending to be constituted In the meantime, the Secretary of Commerce continues to act, assisted by the National Commission for the Defense of Competition created by Law No. 22262.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.
Since the promulgation of the “Argentina Digital” legal framework No. 27078, the licenses system became a license-only system, without prejudice to the corresponding inscription of each service in the terms that the Authority of Application determines, and has national scope. For this purpose, the legal framework contained transitional provisions under which licenses outstanding at the time of the promulgation of that Act that were called “Single Telecommunication Service License” would be considered under the new regime as “Single Argentina Digital License” with the same content, scope and effects.
Otherwise, Argentina Digital Act No. 27078 ruled that the telecommunication licensees may require a license to provide subscription television services, except those provided through a satellite link. Nevertheless, from the promulgation of the Decree No. 267/2015, amending the aforementioned Act, some telecommunication licensees, including Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A., may provide broadcasting services by subscription since January 1, 2018 in certain areas and will be able to progressively extend to others.
On January 21, 2019, the government issued a decree (Decreto de Necesidad y Urgencia) that contemplates the possibility of auctioning the spectrum previously reserved for ARSAT (a public company). The spectrum that was reserved for ARSAT includes 20 MHz in the 700 MHz band (national), 50 MHz in the

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AWS band (national) and 20 MHz in the 1900 MHz band (regional).
Prices and tariffs
Additionally, the “Argentina Digital” legal framework establishes that providers of TIC´s services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. The Law also declares that the basic telephone service maintains the condition of “public service”.
Interconnection
The National Entity of Communications (ENACOM) has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local termination rate in the Fixed Telephony Service's networks equivalent to US $ 0.0045 per minute, for the local transit service a rate equivalent 0.0010 dollars per minute and for the service of long distance transport a rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to termination services in mobile networks.
Colombia
General regulatory framework
In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).
Through Law 1341 of July 30, 2009, as amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio, a step is taken to a broader sector that involves the use and appropriation of ICT in all The themes of the Company.
Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. Furthermore,telecommunications services keeps its status as public services in charge of the State.

Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. This consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
Furthermore, in accordance with the provisions of article 23 of Law 1341 of 2009, modified in 2019, operators are generally authorized to provide telecommunications networks and services, which include the provision of Cellular Mobile Telephony, Fixed telephony and internet access services. Finally, as of July 26, 2019, by virtue of the acceptance of the general rating regime and the provisions of article 68 of Law 1341 of 209, modified in 2019, the subscription television service is included in the provision of telecommunications services.
On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.
Licenses
The spectrum use permits are as follows:
Resolution 597 of 2014, whereby the permit for the use of the spectrum was renewed in the bands 835.020 MHz to 844.980 MHz, 846.510 MHz to 848.970, 880.020 to 889.980 MHz, 891.510 MHz to 893,970 MHz, 1870 MHz to 1877.5 MHz and 1950 MHz to 1957.5, until March 28, 2024.
Resolution 2105 of 2011, whereby Telefónica Colombia was assigned permission to provide mobile services with 15 MHz of spectrum in the 1900 MHz band allocated in accordance with the conditions of the process provided for in Resolution 1157 of 2011. With this assignment, Telefónica Colombia has a total of 55 MHz of spectrum to provide mobile services distributed as follows: 30 MHz in the band in 1900 and 25 MHz in the band 850. The duration of the permit granted in 2011, for the use of 15 MHz in the 1900 band is 10 years as of October 20, 2011 extendable in accordance with the Law.
Similarly, in the 4G auction process, the Company obtained 30 MHz of spectrum in the band of 1710 MHz to 1755 MHz paired with 2110 MHz to 2,155 MHz, a resource that was assigned by Resolution 2625 of 2013, with a validity of 10 years, confirmed by Resolution 4121 of October 25, 2013. The duration of this license is 10 years, extendable in accordance with the Law.
On the other hand, with the issuance of the 1978 law of 2019, or of ICT modernization, the duration of the licenses for the use of the spectrum was extended by up to 20 years. It also establishes that the consideration for the use of the spectrum

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may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
In December 2019, the ICT Ministry launched an auction process in the 700 MHz, 1900 MHz and 2500 MHz bands. Although Telefónica participated in this process, it decided not to acquire permits for the use of spectrum in these bands due to the high cost of the spectrum and the obligations associated with the licenses.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the CRC published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 Colombian pesos per minute and 4.3 million Colombian pesos per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 Colombian pesos per minute and 9.8 million Colombian pesos per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks.
In 2019, the CRC issued Resolution 5827 modifying theremuneration of the national automatic roaming (Roaming Automático Nacional or RAN) and the methodology to remunerate Mobile Virtual Network Operators (MVNO) service. In RAN, incoming traffic in voice processed with the National Automatic Roaming service will be remunerated by the Source Network Provider (who makes use of the facility) to the Visited Network Provider (Network Owner) for the charge value mobile access and not by RAN. This only applies when the Visited network provider has jointly deployed 3 or less sectors in 2G or 3G technologies.
In MVNO, he value of the average income (IPROM) in voice and data on which the discount is applied becomes calculated as the minimum between the average income per minute (ARPM) of the last two quarters prior to the report of the income and traffic information.
Prices and tariffs
The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS´s).

Television services
The Colombian national Television V authority (Autoridad Nacional de Televisión or ANTV) published the payment regime applicable to subscription television operators for providing their services, which has been in force since November 1, 2017. This regime sets forth variable tariffs based on income or fixed tariffs per user (whichever is higher), based on the population of each municipality.
With the modification in 2019 of the Law 1341 of 2009, the subscription television service is included as provision of telecommunications networks and services and, by virtue of the provisions of the transition regime, the operators that to date its publication, had concession contracts for the provision of television, can qualify for general authorization and provide services in an environment of technological neutrality.
In this regard, the consideration for the provision of the subscription television service is included in the general consideration regime established by the Law for the provision of telecommunications networks and services as from July 26, 2019, the date on which the general authorization regime was formalized.
Peru
General regulatory framework
The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.
The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

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In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in August 2020.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
In October 2018, The Ministry of Transport and Communications approved a new regulation for the reorganization of frequency bands, known as "refarming". This could result in a spectrum award process in 2019 or 2020.
The renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.
The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
In April 2016, Telefónica filed a renewal request in relation to the 1,900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Prices and tariffs
Tariffs for fixed telephony services must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On May 19, 2016, OSIPTEL adjusted the tariff maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0017 per second without IGV. This new rate is in force since May 21, 2016.
Interconnection
OSIPTEL started in November 2016 the process to amend the maximum MTRs. On December 21, 2018, the regulator, OSIPTEL, published the new MTRs. The new MTRs applicable to all operators of mobile public services was fixed at $ 0.00302 per minute rated at the second, which entails a 54% decrease from the previous rate ($ 0.00661 per minute rated at the second). The new rates have been in effect since January 1, 2019 and will remain in effect until a new MTR value is defined by the regulator.

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Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2019 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date
Spain	800 MHz	20		2031
	900 MHz	29.6		2030
	1800 MHz	40		2030
	1900 MHz (TDD)	5		2020	(1)
	2100 MHz	29.6		2020	(1)
	2600 MHz	40		2030
	2600 MHz	20	(2)	2030
	2600 MHz (TDD)	10	(3)	2030
	3.5 GHz	40		2020	(1)
	3.7 GHz (TDD)	50		2038
United Kingdom	800 MHz	20		Indefinite	(4)
	900 MHz	34.8		Indefinite
	1800 MHz	11.6		Indefinite
	1900 MHz (TDD)	5		Indefinite
	2100 MHz	20		Indefinite
	2300 MHz (TDD)	40		Indefinite	(4)
	3.5 GHz (TDD)	40		Indefinite	(4)
Germany	700 MHz	20		2033
	800 MHz	20		2025
	900 MHz	20		2033
	1800 MHz	20		2033
	1800 MHz	20		2025
	1900 MHz (TDD)	5		2025
	1900 MHz (TDD)	5		2020
	2000 MHz (TDD)	14.2		2025
	2100 MHz	39.6		2020
	2100 MHz	29.7		2025
	2600 MHz	60		2025
	2600 MHz (TDD)	20		2025
	3.5 GHz (TDD)	70		2040
(1)Initial term until 2020, with the possibility of extending the concession until 18 April 2030.
(2) Regional licenses in Madrid and Melilla.
(3) National license excluding 2 regions (Madrid and Melilla).
(4) initial term of 20 years

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BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date
Brazil (1)(2)	450 MHz	14	(3)	2027
	700 MHz	20		2029
	850 MHz	25	(4)	2020-2028	(5)
	900 MHz	5	(6)	2020-2023	(7)
	1800 MHz	20-50	(8)	2020-2023	(7)
	2100 MHz	20-30	(11)	2023
	2500 MHz	40	(9)	2027-2031	(10)
(1) Expiration date accounts for initial term of 15 years, another 15 years extension is contemplated in all licenses.
(2) Regional codes are included in Annex 1.
(3) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(4) Except regions 2', 4', 6', 7', 7’’ and 10.
(5) Regional licenses expiring in different dates. This expiration date corresponds to the second 15 years term.
(6) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.
(7) Regional licenses: expiration and renewal dates are dependent on the region.
(8)20MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(9)40MHz national license, plus Band P (20MHz) in some areas.
(10) Band X will expire in 2027 and Band P will expire in 2031.
(11) 30 MHz in some regions.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600 MHz	30	2035	(1)
	3.5 GHz	50	Indefinite	(2)
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	30	2032/2033	(3)
	2600 MHz	40	2043
	2600 MHz (TDD)	12	2038	(4)
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023
Mexico(5)	850 MHz (Reg. 1, 2, 3, 4)	20	2020/2022	(6)
	850 MHz (Monterrey y alrededores)	1.92	2020
	1900 MHz (Reg. 1)	40	2020
	1900 MHz (Reg. 2)	50	2019/2022	(7)
	1900 MHz (Reg. 3)	60	2019/2020	(8)
	1900 MHz (Reg. 4)	50	2019/2020	(9)
	1900 MHz (Reg. 5)	50	2021
	1900 MHz (Reg. 6)	60	2019/2021	(10)
	1900 MHz (Reg. 7)	60	2019/2020	(11)
	1900 MHz (Reg. 8 - Guerrero, Oaxaca, Puebla, Tlaxcala and Veracruz)	60	2019/2022	(12)
	1900 MHz (Reg. 9 - Mexico D.F.)	70	2019/2021	(13)
	2600 MHz	40	2019	(14)
Peru	450 MHz	10	2028

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	700 MHz	30	2036
	850 MHz	25	2030	(15)
	900 MHz (Lima and Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima and Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018	(16)
	3.5 GHz	50	2027
Uruguay	700 MHz	30	2037
	850 MHz	25	2024
	1900 MHz	20	2022/2024	(17)
	1900 MHz	40	2033
	2600 MHz	40	2045
Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3.5 GHz	50	2026
Costa Rica	850 MHz	10.6	2026
	1800 MHz	30	2026
	1800 MHz	20	2032
	2100 MHz	20	2026
	2100 MHz	20	2032
El Salvador	850 MHz	25	2038
	1900 MHz	30	2041
(1) Covering 65% of the population.
(2) Only in 37 locations.
(3)20 MHz expires in November 2032; 10 MHz in April 2033. Ongoing process to return 10MHz by 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Regional codes are included in Annex 2.
(6) In Regions 1, 3 and 4: 20 MHz expires in 2020; In Region 2: 20 MHz expires in 2022.
(7)10 MHz expires in 31.12.2019; 40 MHz expires in 31.06.2022.
(8)20 MHz expires in 31.12.2019; 40 MHz expires in 31.12.2020.
(9)10 MHz expires in 31.12.2019; 40 MHz expires in 31.12.2020.
(10)10 MHz expires in 31.12.2019; 50 MHz expires in 31.12.2021.
(11)10 MHz expires in 31.12.2019; 50 MHz expires in 31.12.2020.
(12)10 MHz expires in 31.12.2019; 50 MHz expires in 30.06.2022.
(13)10 MHz expires in 31.12.2019; 60 MHz expires in 31.12.2021.
(14)40 MHz expires in 31.12.2019.
*The concessions indicated in points (6) to (14) have been renounced by Pegaso PCS, SA DE CV, anticipating its expiration dates to the dates listed. This renounce was notified to IFETEL on November 21, 2019.
(15) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(16) Under review. Extension requested on May 30, 2016. According to the law, the license maintains its validity until the Ministry of Transport and Communications decides.
(17)10 MHz expires in 2022; 10 MHz in 2024.

Telefónica seeks to use its spectrum in the most efficient way, implementing LTE and LTE-Advanced where possible.
Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

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ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR and SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO - towns of sector 25 of the GPLG
7''	MS - towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3
MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante

4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR - except towns included of sector 20
20	PR - towns of Londrina and Tamarana
21	MS - except the town integrating of sector 22
22	MS - town of Paranaíba
23	MT
24	TO and GO - except towns included in sector 25
25	GO - towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS - towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP - except the towns included in sector 33
33
SP - towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado)
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado)
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca)
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalities of the North Region)
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche
Region 6	Jalisco (excluding municipalities of the Central Region), Michoacán de Ocampo, Nayarit, Colima
Region 7
Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles)

Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala
Region 9	State of México, Distrito Federal, Hidalgo, Morelos

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Index

CHAPTER 1. BUSINESS EVOLUTION AND STRATEGY

STRATEGIC VISION		8
1.1.	Context	8
1.2.	Mision, Purpose, Vision	9
1.3.	Materiality	10
	1.3.1. Our relations with our stakeholders
	1.3.2 Material Aspects of our Business
	1.3.3. Ongoing Dialogue
1.4.	Telefónica's strategy: growth, efficiency & trust	15
1.5.	Organisation of Telefónica	16
1.6.	Main magnitude and presence	18
	1.6.1. Solid financial results
	1.6.2. Share price performance in 2019
	1.6.3. Advancing towards a more sustainable world
	1.6.4. Our brands
GROWTH. EVOLUTION OF OUR BUSINESS		23
1.7.	Growth model: inclusive connectivity and digital services	23
1.8.	Business overview	25
	1.8.1. Highlights
	1.8.2. Consolidated results CY
	1.8.3. Results discussion
	1.8.4. Segment results CY
1.9.	Innovation	56
	1.9.1. Internal Innovation (Core Innovation)
	1.9.2. Open Innovation
	1.9.3. Sustainable Innovation

CHAPTER 2. EFFICIENCY AND TRUST		60

EFFICIENCY		61
2.1.	Telefónica's efficiency model	61
2.2.	Sustainability Governance Model	63
2.3.	Digitalisation and the environment	64
	2.3.1 Environmental management
	2.3.2. Energy and Climate Change
	2.3.3. Circular economy
	2.3.4. Digitalisation and Ecosmart Services
	2.3.5. Milestones 2019 and Challenges 2020
	2.3.6. Key indicators

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2.4.	People in the Digital Transformation	83
	2.4.1. Diversity and inclusion, our starting point
	2.4.2. Developing digital skills for the future
	2.4.3. Attracting the best talent: the only way to ensure the future
	2.4.4. New ways of working for a new Telefónica
	2.4.5. Commitment and motivation of our people
	2.4.6. Milestones 2019 and Challenges 2020

TRUST		90
2.5.	Employee Wellbeing	90
	2.5.1. How to assess effort: remuneration policy
	2.5.2. Pay gap and average remuneration
	2.5.3. Social dialogue as a bridge between workers and businesses
	2.5.4. Work-life balance
	2.5.5. Employee health and safety
	2.5.6. Management systems: prevention of work-related incidents and occupational diseases
	2.5.7. Training and worker representation
	2.5.8. Engagement with our Suppliers
	2.5.9. A culture which watches over mental health and holistic well-being
	2.5.10. Occupational health and safety indicators
	2.5.11. Key Indicators
2.6.	Clients	147
	2.6.1. Trust as the basis of our customer relations
	2.6.2. Milestones 2019 and Challenges 2020
2.7.	Digital Trust	151
	2.7.1. Strategy
	2.7.2. Privacy
	2.7.3. Security
	2.7.4. Artificial intelligence
	2.7.5. Responsible use of technology
	2.7.6. Internal control
	2.7.7. Training and awareness-raising
	2.7.8. Stakeholder relations
	2.7.9. Milestones 2019 and Challenges 2020
2.8.	Ethics & Compliance	169
	2.8.1. Governance in ethics
	2.8.2. Business principles and most relevant policies
	2.8.3. Compliance
	2.8.4. Training
	2.8.5. Complaint and remedy mechanisms: consultation and complaint channels
	2.8.6. Internal Control
	2.8.7. Political Neutrality
	2.8.8. Responsible Communication
	2.8.9. Milestones 2019 and Challenges 2020

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2.9.	Suppliers, our allies	177
	2.9.1. A sustainable procurement model
	2.9.2. We manage risks proactively
	2.9.3. We foster collaboration and engagement
	2.9.4. Milestones 2019 and challenges 2020
2.10.	Human Rights	186
	2.10.1. Governance of human rights at TelefÛnica
	2.10.2. Human rights management at TelefÛnica: Our Human Rights Due Diligence Process
	2.10.3. Specific Impact Assessments
	2.10.4. Milestones 2019 and challenges 2020
2.11.	Our community contribution: Impacts & ODS	194
	2.11.1. Evaluation of our contribution and impact
	2.11.2 Committed to connecting everyone, leaving no one behind and fostering the development of the digital world
	2.11.3 We promote economic growth and equal opportunities
	2.11.4 Protecting the environment and promoting the development of more sustainable societies
	2.11.5 Our contribution to the education of the future
2.12.	Appendix	204
	2.12.1. Telefónica's stakeholders
	2.12.2. Types of engagement and relations with our stakeholders
	2.12.3 Materiality matrices - Vision by stakeholder
	2.12.4 Material issues analysed
	2.12.5. Structure and consolidation perimeter of non-financial information
	2.12.6. Principles for the preparation of the non-financial information statement
	2.12.7. Commitment to the united nations global compact
	2.12.8. Analysts and rankings
	2.12.9. Collaboration with other associations
	2.12.10 Taskforce Climate Financial Disclosure
	2.12.11. Spanish Law 11/2018, December 28th and GRI Standards compliance

CHAPTER 3. RISKS

Risks factors associated with the issuer		238
3.1.	Risks management and control model	239
	3.1.1.Introduction and reference frameworks
	3.1.2. Risk Management Government
	3.1.3.Tolerance or risk apetite
	3.1.4. Risk management process
	3.1.5 Perspectives of the Risk Management Framework
	3.1.6. Digitalization of risk management
3.2.	Risks map and risks profile	245
	3.2.1. Prioritization of Risks

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3.3.	Risks	249

CHAPTER 4. ANNUAL CORPORATE GOVERNANCE REPORT

ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED COMPANIES		257
4.1	Main aspects of Corporate Governance in 2019 and prospects for 2020	258
	4.1.1. Corporate Governance System
	4.1.2. Continuous improvement of Corporate Governance: Prospects for 2020
	4.1.3. Key issues of the Board of Directors
4.2	Structure of the Property	262
	4.2.1. Share Capital
	4.2.2. Significant Shareholders
	4.2.3. Directors' Shareholdings
4.3	General Shareholders Meeting	267
	4.3.1. Shareholders’ Right
	4.3.2. Dialogue with the Shareholders
	4.3.3. Main Aspects of the 2019 General Shareholders’ Committee
4.4	The organisational structure of the Administrative Bodies (foto)	273
	4.4.1. Board of Directors
	4.4.2. Management Team
4.5	Transactions with related parties and conflicts of interest	301
	4.5.1. Transactions with Related Parties
	4.5.2. Conflicts of Interest
4.6	Remuneration	303
	4.6.1. Principles of the remuneration policy
	4.6.2. What we do
	4.6.3. The process for determining the remuneration policy and the company’s bodies involved
	4.6.4. The work performed by the nominating, compensation and corporate governance committee
	4.6.5. Remuneration policy of telefÛnica applicable in 2020
	4.6.6. The executive directors’ remuneration in 2020
	4.6.7. The directors’ remuneration in their positions as such in 2020
	4.6.8. Application of the remuneration policy in 2019
	4.6.9. Alignment of the remunerative system with the risk profile
	4.6.10. Remuneration of members of Senior Management (non-Directors)
4.7	Risk Control and Management Systems	324
4.8	Internal Risk Control and Management Systems in relation to the Financial Information System (SCIIF)	325
	4.8.1. Control Environment
	4.8.2. Risk Assessment of Financial Information
	4.8.3. Control Activities
	4.8.4. Information and Communication
	4.8.5. Supervision of System Operation
	4.8.6. External Auditor's Report
4.9	Additional Corporate Governance Information	335

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	4.9.1. IAGC Statistical Annex
	4.9.2. IAR Statistical Annex
	4.9.3. Other information of interest

CHAPTER 5. OTHER INFORMATION
5.1.	Liquidity and Capital Resources	377
5.2.	Treasury shares	379
5.3.	Events after close	380
5.4.	Average payment period of the Spanish companies	381
5.5.	Glossary of terms	382

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Chapter 1 Business evolution and strategy

Strategic vision
1.1. Context
1.2. Mission, Purpose, Vision
1.3. Materiality
1.4. Telefónica’s strategy: growth, efficiency and trust
1.5. Organisation of Telefónica
1.6. Main magnitude and presence
Growth: evolution of our business
1.7. Growth model: inclusive connectivity and digital services
1.8. Business overview
1.9. Innovation

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STRATEGIC VISION
1.1. Context GRI 102-15
In the context of our industry, we operate in a highly dynamic sector with sustained growth and the forecast is that 'Industry 4.0' will generate billions of euros in value, unstoppable progress and increasingly intelligent societies thanks to:

•	An unprecedented accumulation of technology that changes the way we do things (the so-called ‘smart spaces’).

•	Everything and everyone are connected, or even hyper-connected (cars, cities, people, …)

•	Exponential growth of digital data describing what things and people are and do. New technologies such as cognitive and artificial intelligence to predict their behaviour.

At the same time, inequality in the world is increasing, the demographic, labour and environmental challenges are multiplying and there is growing concern about fake news and privacy, etc. For the first time in ten years, the top five global risks in terms of probability of occurrence have to do with the environment. They are followed by fraud, data theft and cyber-attacks (Source: Global Risks 2020 - World Economic Forum).

The digital revolution is at the root of some of these challenges and involves major ethical dilemmas that demand unavoidable responsibility for the sector. At the same time, new technologies can help solve problems that have so far remained unanswered and ensure fair, inclusive progress.

These societies must be able to address the above-mentioned economic, social and environmental challenges and, to do so, people turn to enterprise.

This requires an evolution of the current models towards "stakeholder capitalism" in which the purpose of businesses is to engage a central, cross-functional approach focused on collaboration with all stakeholders to create shared and sustained value as outlined in the Davos 2020 manifesto (Source: Davos 2020 Manifesto: The Universal Purpose of Business in the Fourth Industrial Revolution) in the framework of Industry 4.0.

As universal providers of connectivity and technology, telecommunications companies are called upon to play a key role in this revolution. We will have to complete a metamorphosis towards new generation networks with a change to fibre in their fixed networks and the evolution to 5G in their mobile networks, at a time when the sector is also subject to stiff competition As a result, we are at a moment in time when our industry’s status quo is changing at an increasingly rapid pace; this brings with it the challenge to find new models that adapt to the new rules of the game.

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1.2. Mission, purpose, vision GRI 102-14
Telefónica's mission is to make our world more human, by connecting people's lives.
This means humanising the technology and putting it at the service of people, not the other way around. And we are committed to doing so in accordance with our Company values:

•	We are open. We believe that the best solutions are arrived at by collaborating, being friendly and being transparent at work. We are an open system in which everyone counts.

•	We are challengers. We deliver innovative solutions and we transform and simplify people’s lives. And we are not stuck in our ways - we are always willing to change to do things better.

•	We are trustworthy. We work in an honest, simple, committed way, providing safe, quality connections. We are still here after almost 100 years of adapting to our customers’ needs.

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1.3. Materiality
1.3.1. Our relations with our stakeholders          GRI 102-43, 102-21
In 2019, we continued the Group's process of transformation and simplification in order to provide an agile response to the challenges we face at an economic, social and environmental level.

The complexity and interlacing nature of the challenges means that connection and cooperation with our stakeholders is essential. It is therefore necessary to have a dialogue process that makes it possible to know and understand the different actors and factors involved, how important they are and their expectations, and to find common spaces where we can work together to meet those challenges.

In order to facilitate this dialogue and incorporate our stakeholders' demands into the making of strategic Company decisions, in 2016 we set up the Responsible Business Panel. Our main stakeholders, at both local and global level, are represented on this panel.

The panel has two tiers, this enabling greater representativeness, flexibility and closeness to our stakeholders, regardless of their geographical region:

•
The Advisory Panel: made up of a limited number of representatives of each stakeholder group, it is where there is qualitative, in-depth debate about different material aspects. At the end of 2019, the panel was made up of 11 organisations (Allianz Global Investors, Bankia, CCOO, eRevalue, Ericsson, Gestamp, KREAB, OCU, UGT, Unicef, WBCSD) representing the stakeholder categories of customers, employees, strategic partners and suppliers, shareholders and investors. For more details, please see Chapter 2.12. Appendix.

•
The Extended Panel: made up of a representative number of local and global stakeholders, it allows there to be a quantitative analysis of material issues and trends. In 2019, we multiplied the panel's participation in 2018 by five, thus achieving the highest level of participation in its four years of existence (over 100,000 participants).

The panel reinforces the relationship the operators have as part of their daily management with these stakeholders in their respective countries. Both actions are coordinated and feed each other. Chapter 2.12. Appendix contains the details in graphic form of the different types of relations with our stakeholders. This enables us to lay the foundations for working together for tomorrow's society.
1.3.2 Material Aspects of our Business GRI 102-34, 102-44, 102-47
Dialogue with our stakeholders is the main basis for identifying the material issues and defining our materiality matrix.
Drawing on the support of the Responsible Business Panel and based on internally developed methodology which has been implemented and validated by Ipsos (www.ipsos.com), we updated the materiality exercise performed four years ago.
Said methodology makes it possible to obtain the materiality matrix in accordance with the indications given in the GRI (Global Reporting Initiative) standard for non-financial reporting according to the "G4 Guidelines" version. According to these guidelines, the materiality analysis must consider aspects which reflect the Company's impact on economic, environmental and social issues, and how these issues influence decision making with respect to Telefónica.

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The resulting matrix from this methodology enables us to have an analysis from a global perspective and also at a local level and by stakeholder (see the matrices by stakeholder in section 2.12 Appendix). We also identified the existing gap between stakeholder valuation and the Company's strategy, which will serve as input in the Responsible Business Plan. In addition to the materiality matrix and thanks to the analysis performed, we can find out our performance as regards sustainability, the situation versus our competitors and Telefónica's reputation by stakeholder and geographical region.
The process followed consists of the following phases:
A. Mapping and validation of the stakeholders to be invited, pursuing representativeness and exhaustiveness regarding each market and stakeholder. A map of the total of 111,119 participants was completed.
B. Identification of material issues to be evaluated: Internal work based on benchmark standards such as GRI 101: Foundation 2016, Integrated Reporting Council (IIRC), AA1000SES (AccountAbility), the ISO 26000 standard, the Principles of the Global Compact and the Sustainable Development Goals (SDGs). We also took into account input from leading analysts and financial and ESG indices, and the conclusions arising from previous panel meetings.
There were 69 material issues identified, consolidated in 18 topics and seven dimensions. This facilitated the in-depth review of the materiality process, enabling gains in understanding and granularity of the material aspects identified. (See 2.12. Appendix)
C. Stakeholder consultation: Given the size of the sample, this was achieved through an online questionnaire, which assessed the importance given by our stakeholders to the 69 material issues, as well as the impact of Telefónica's performance on the behaviour and decisions of said stakeholders.
The consultation was conducted in late 2019 in 11 countries where the Group is present: Germany*, Argentina, Brazil, Chile, Colombia, Ecuador, Spain, Mexico, Peru, the United Kingdom and Venezuela.
(*It was not possible to interview customers and employees in Germany.)

Of the more than 111,000 invited to participate, more than 4,000 people actively took part: a response rate of 4%. This rate is significant given the mode of consultation.
In this phase, 75 senior executives were also consulted to identify gaps between expectations and strategy, thus aligning sustainability with the business.
D. Data analysis and validation: The data were analysed and reviewed by Ipsos, and were subsequently validated internally and externally. In the first case, they were submitted to the Sustainability and Quality Committee of the Board of Directors, as well as to all the areas at a global and local level who took part in defining the survey.
External validation was performed through the Advisory Panel at a meeting held in late January 2020. This has enabled us to complete the exercise performed with qualitative opinions, a particularly relevant aspect given the highly narrow area in which the result materiality matrix moves. Telefónica's perceived performance (horizontal axis) ranges between 6.55 and 7.88; while the stated importance of the material issues ranges between 7.75 and 9.25. Both axes are on a scale of 0-10. This determines that all the issues submitted by evaluation by the stakeholders are highly relevant for Telefónica.
E. Materiality matrix: The process followed offers as a result a materiality matrix from a global perspective, where it is also possible to determine the valuation given by each of the different stakeholder categories in the different countries where we operate.
To obtain representative results, two weightings were performed:

–	sample of each country, weighted according to its contribution to the total revenue of the Company,

–
sample of the stakeholders, weighted according to three criteria: impact on the business, relationship level and influence of the group on others. This exercise was performed internally and had the methodological backing of IPSOS and Ernst & Young.

As a result, the following Materiality Matrix was obtained as the main product of the process.

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Materiality Matrix

Consolidated total of interest groups and countries
(n=4.092)

Digital security
Ethical behavior
Responsible use
Customer experiece
Corporate governance
Dialog promotion
Responsible marketing
Local economy
Talent management
Inclusive conectivity
Relations with suppliers
Employees wellbeing
Digitalization of society
Social contribution
Circular economy
Co-creation with suppliers
Supply chain
Climate change
9.25
9.05
8.85
8.65
8.45
8.25
8.05
7.85
7.65
6.45
6.65
6.85
7.05
7.25
7.45
7.67
7.85
Mean (8.45)
- Current Importance +
- Telefónica Performance +
Mean (7.25)

Customer relationship
- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management
- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers
- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance
- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society
- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment
- Climate change
- Circular economy

Impact on Society
- Contribution to the local economy
- Social contribution
- Responsible use of technology

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F. Main conclusions:
As regards both the importance attributed by the stakeholders to each material issue and the influence of Telefónica's performance on their decisions in each material aspect, it must be pointed out that all of them are important, with all the material aspects concentrated into a very small quadrant.
Importance: The most important issues for Telefónica's stakeholders as a whole are:

•	Digital security (9.25)

•	Ethical behaviour (9.10)

•	Responsible use of technology (9.01)

•	Customer pledge (8.90)
Telefónica's perceived impact is moderate to positive, exceeding 6.55 points in all areas. The most highly rated aspects are:

•	Circular economy (7.88)

•	Inclusive connectivity (7.85)

•	The digitalisation of society (7.84)
The evolution of Telefónica's performance is considered stable compared to last year, highlighting a significant improvement in the climate change aspect. Compared to other companies in the telecommunications sector, those surveyed think that Telefónica's impact is similar (around 60% in the majority of the aspects) or better (over 35% in all the aspects, except in Customer Relations and Supplier Relations).

This consultation process has enabled us to measure Telefónica's reputation with a 360º scope among the informed public. The general reputation of the Company is good, at 7.5 out of 10. Employees (8.17) and senior management (8.0) are those with the best impression of the Company, whereas governmental and regulatory bodies (6.67) and residential customers (6.67) are the most critical.
1.3.3. Ongoing Dialogue
Ongoing dialogue is part of daily operations and is built based on each of the interactions with the stakeholders through the different channels set up for this purpose.
As of 2019, we incorporated the principle of impact into the materiality analysis and ongoing relations with stakeholders. Emphasis has been placed on continual monitoring of the main channels for dialogue with the most relevant stakeholders, which enables us to measure the impact of our relations with and commitment to them. In this manner, it is possible to establish plans of action to meet needs, boosting positive impacts and mitigating any that are negative.

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The main channels for dialogue are given below:

Stakeholder	Channel for dialogue	Impact KPI	KPI
Customers	Mi Movistar app	Amount of active users in the last month	28,695,757
	Contact Center Movistar Spain (1004)	Unique clients served (annual average)	1,195,931
	Digital Channels	Total customers (annual average)	2,482,074
Employees	eNPS	% response rate	77%
	Workplace	% of monthly active users	79%
Strategic partners and suppliers	Stakeholder's annual survey	Level of trust	82%
Shareholders and institutional investors	General Shareholders Meeting	Number of shareholders attending	369
	Engagement activities	Number of engagement activities	23 engagements with retail shareholders 15 roadshows (institutional investors) 14 conferences (institutional investors)
		Number of shareholders and institutional investors contacted	Approximately 500 retail shareholders Approximately 650 institutional investors
Society	Reputation	Amount of interviews performed Reptrak	24,200 interviews
	Social networks	Number of followers on @Telefonica exclusive accounts (Linkedin, Twitter, Facebook and Instagram)	1.78 million followers
Governmental and regulatory bodies	European Union meetings	Amount of meetings (average vs. sector)	10 (+ 30% )
Opinion leaders, media and communication services	Press releases, Interviews, Calls and Media engagements	Communication meeetings & engagements (vs. 2018)	6,956 (+ 10%)

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1.4. Telefónica’s strategy: Growth, efficiency and trust GRI 102-14
Telefónica's strategy as regards accomplishing its mission comprises three main pillars; these will meet the needs of our stakeholders in a way that is sustainable in the long term.
Growth. Our growth takes into account people from all social groups and respects the environment. In view of the importance of new technologies to ensure fair economic development, we are concerned about reducing the digital divide. At the same time, we are developing specific services with a positive impact on the environment that enable us to increase revenues while we help to make progress towards a low-carbon economy. But not only that, the sustainable component is already part of our networks (powered 100% in our four main markets with renewable electricity) and part of the digital solutions based on Big Data and artificial intelligence, with the design guaranteeing aspects such as ethics and privacy.
Efficiency. When we talk about efficiency at Telefónica, our customers are our priority: we want to offer them a simpler, entirely digital experience. The digitalisation of our processes enables us, at the same time, to make savings. All of this is backed up by the best networks in the market in terms of quality and energy efficiency (fibre is 85% more efficient than copper), free of legacy systems and ready for 5G.
Trust. Trust is the key point of any future business. In our sector, it is built by prioritising customer satisfaction and it is extended to other stakeholders. We have to demonstrate that we are relevant for them all, taking into account aspects such as ethical behaviour, cybersecurity (a distinctive part of our relationship with customers), responsible use of technology and corporate governance.

With growth, efficiency and trust, we will successfully meet the needs of our stakeholders:

•	Offering our customers the services they need for the digital and energy transition and building long-term relationships with them.

•	Sharing our purpose with our employees, while enabling them to develop their digital skills and help customers from a perspective of shared values.

•	Being key enablers of progress by societies, fostering a fair and inclusive digital transition.

•	Creating value in a shared and responsible way with regard to our partners.

•	Giving our shareholders long-term growth and efficiency.
The triangle formed by growth, efficiency and trust as the sides of a prosperous and sustainable business is behind the corporate strategy we presented on 27 November 2019 containing five strategic decisions: a focus on our four key markets (Spain, Brazil, the United Kingdom and Germany); the creation of Telefónica Tech to boost the growth of digital services involving IoT/Big Data, cloud and cybersecurity and capture investors' interest; the creation of Telefónica Infra to highlight the value of telecommunications assets; the operational spin-off of Hispam to unify management, capture operational synergies and attract investment; and, lastly, the reorganisation of the corporate centre to adapt it to the New Telefónica.
The resulting organisation will enable us to improve the services to our customers, grow and take advantage of the Group's scale and synergies.

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1.5. Organisation of Telefónica GRI 102-2
Telefónica's new organisation, presented on November 27, 2019, aims to respond to the need to become more agile in implementing the changes needed to provide better service to customers and take advantage of the scales and synergies of the Group.
The corporate centre now focuses on those activities that provide a differential value to the rest of the units and allow us to capture the value that comes from scale, eliminating some of the duplications that exist within country-level structures. In addition, we are enhancing our ambition in the plans for simplifying and digitalising operations.
Telefónica Spain, Germany, United Kingdom and Brazil:
Focusing resources on the most highly-prized markets, prioritising investment for modernisation and network deployment, and for the digitalisation of the Company, which makes it possible to improve the service and customer care and gain efficiencies.
Telefónica Tech:
This unit brings together the digital businesses with high growth potential and aims to be the partner which supports other companies in their digital transformation. Initially, this unit is developing three businesses: Cybersecurity, Cloud, IoT/Big Data.
Telefónica Tech integrates the units currently dedicated to providing the aforementioned services, with the goal of focusing its management to an even greater extent and achieving a scale that enables it to attract the appropriate technological talent. With more agile and efficient processes and the leverage achieved by incorporating new partners, the intention is to accelerate the growth of these businesses exponentially.
This unit will be the one delivering the value offering that the commercial teams in each country will be proposing to customers. Furthermore, it aims to export the proposal, through agreements with other companies, to countries in which Telefónica is not present.
This unit may also expand in the future if new business opportunities with this potential appear. In the same way, it is open to acquisitions that complement the portfolio.
Telefónica Infra:
With 50.01% of Telxius as its first asset, Telefónica Infra brings together Telefónica's ownership interests in communications infrastructure vehicles, providing service for third-party operators and incorporating partners.
Through Telefónica Infra, Telefónica intends to leverage the value of a unique portfolio of assets, focusing on the development and monetisation of towers, distributed antenna systems, data centres (including EDGE), and greenfield fibre and underwater cable projects, among others.
With a broad philosophy about agreements, Telefónica Infra is open to different shareholding patterns (majority or minority) and to the best partners for each of the asset types.
Telefónica Hispam:
This unit brings together the businesses in the rest of the Latin American countries (except Brazil) with a specific management team that is distinct from the rest of the Group; its main objective will be attracting investors and obtaining potential synergies with other players in the markets, following a philosophy of ensuring and maximising the service offered to customers.
Corporate Centre:
The corporate centre will make it possible to maximise synergies between all the units and crystallise the value of Telefónica's scale.
To access the full information about Telefónica's governance and executive bodies, see Chapter 4 Annual Corporate Governance Report, subchapters 4.1. Main aspects of corporate governance in 2019 and outlook for 2020; 4.4. Organisational structure of the administrative bodies; 4.4.1. Board of Directors and 4.4.2. Executive Team.

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Telefónica Hipam:
This unit brings together the businesses in the rest of the Latin American countries (except Brazil) with a specific management team that is distinct from the rest of the Group; its main objective will be attracting investors and obtaining potential synergies with other players in the markets, with a philosophy of ensuring and maximising the service offered to its customers.

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1.6. Main magnitude and presence GRI-102-5, 102-6, 102-7
Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way. Telefónica is today a Telco that relies on modern technology in order to create a better and more inclusive society.

We aim at offering our customers the possibility to reach the digital world no matter the location, economical status or digital knowledge and capacities. We are a completely private company that offers telecommunications services in 14 countries with 344 million accesses worldwide and a footprint in 34 countries where we own and operate our own global IP network.

2019	Operator revenues (million euros)	Total accesses (thousands)
Spain	12,767	41,838
Germany	7,399	48,258
United Kingdom	7,109	34,860
Brazil	10,035	93,732
Hispam Norte (Colombia, Mexico, Central America*, Ecuador and Venezuela)	3,795	64,266
Hispam Sur (Argentina, Chile, Peru and Uruguay)	6,384	50,852
* The following operations are excluded from Central America after the closing of their sale: Telefónica Panamá from September 1st, 2019; Telefónica Nicaragua from May 1st, 2019; and Telefónica Guatemala from January 1st, 2019. The sales of Telefónica Costa Rica and Telefónica El Salvador are pending regulatory approval.

1.6.1. Solid financial results

	2019	Organic Annual Growth
Revenues (Million euros)	48,422	3.2%
OIBDA (Million euros)	15,119	1.9%
OIBDA Margin (Percentage)	31.2%	-0.4 p.p.
CapEx (Million euros)	8,784	4.0%
Operating Cash Flow (OIBDA-CapEx, in Million euros)	6,335	0.1%

	2019	Reported Annual Growth
Net Debt (Million euros)	37,744	-8.1%
FCF (Million euros)	5,912	20.6%

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1.6.2. Share price performance in 2019

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The main European and US indexes closed the 2019 year with gains above 20%: EStoxx-50 (+24.8%), S&P-500 (+28.9%). In Europe, the Spanish benchmark index Ibex-35 continued showing a worse relative performance for the third consecutive year: +11.8% compared to DAX (+25.5%), CAC-40 (+26.4%), and FTSE-100 (+12.1%). Political uncertainty and poor performance of the banking sector in a zero-rate environment were the main drag.
The year has been marked by the escalation of trade tensions between the United States and China, the instability caused by the uncertainty of Brexit and fears of a recession due to the slowdown in economic growth. However, throughout the year these uncertainties have been diluted, mainly in the second half, with the expectations of commercial agreements between the United States and China and between the European Union and the United Kingdom. Likewise, the expansionary monetary policy of the main central banks has favoured the return to optimism in the markets after the declines registered in 2018. Thus, the Federal Reserve, after the 2018 rate increase to 2.5%, reduced by three times the official interest rate in 2019 down to 1.75%. On the other hand, the European Central Bank lowered the deposit rate to -0.5%, restarted the debt purchase program and reaffirmed the commitment to keep interest rates unchanged at 0%. By sectors and in Europe (DJ Stoxx-600: +23.2%) all have closed the year with positive returns, with the Financial Services sector (+39.2%) and the Construction and Materials (+37.3%) leading the climbs.
In this context, the telecommunications sector returned to show a worse relative performance than the market (+0.1%) impacted by expectations of increased investment, the impact of spectrum auctions mainly in Germany, the lack of growth, the high level of leverage, the competitive environment in some markets such as Italy or Spain and by the regulation. Despite the above, the European operators continued to deepen in digitalization measures, in the sharing of networks and in the monetization of infrastructure assets, thus improving the capital employed efficiency and increasing the shareholder value creation.
Telefónica's share closed 2019 at 6.23 euros per share, -15.2% in the year, a total return for the shareholder of -10.2%, discounting the dividend distribution of 0.40 euros per share in cash. The evolution of Telefónica’s share is explained by a worse relative performance of the sector and the Spanish market, by the depreciation of Latin American currencies (mainly the Argentine peso), and the pound against the euro, the worsening of the competitive environment in some markets and the level of leverage. However, the company has continued to present year-on-year organic growth in revenue and OIBDA, with a solid free cash flow that mainly explains the continued reduction in net financial debt.
Telefónica closed the year 2019 with a market capitalization of 32,331 million euros, positioning itself as the seventeenth company in the telecommunications sector worldwide.
1.6.3. Advancing towards a more sustainable world GRI 102-4, 204-1
We achieved strong growth in the penetration of LTE and FTTX in the communities in which we do business.

	2019 LTE Penetration	Interannual Variation
Spain	57.7%	2.6 pp
Germany	57.7%	13.4 pp
United Kingdom	74.5%	11.6 pp
Brazil	75.7%	12.4 pp
Argentina	50.8%	8.3 pp
Chile	46.1%	6.6 pp
Peru	37.6%	5.0 pp
Mexico	33.1%	7.1 pp
Colombia	51.0%	11.4 pp
Total	58.1%	11.4 pp

	2019 FTTX Penetration over Broadband	Interannual Variation
Spain	71.8%	7.8 pp
Germany (VDSL)	74.9%	5.6 pp
Brazil	72.4%	5.7 pp
Argentina	43.1%	12.1 pp
Chile	60.6%	12.9 pp
Peru	88.5%	11.3 pp
Colombia	28.2%	3 pp
Total	68.5%	7.5 pp
The Net Promoter Score (NPS), implemented last year, allows us to measure the emotional bond with our customers. The NPS at the end of 2019 was 21%.

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We fulfilled an ambitious emissions reduction and energy efficiency plan:

	2015	2016	2017	2018	2019
% of energy from renewable sources	20.8%	46.8%	47.9%	59.2%	81.6%
Energy consumption by traffic (MWh/PB)	409	268	194	148	115
% Evolution of Energy Efficiency (base year: 2015)	0%	-35%	-53%	-64%	-72%
GHG emissions Scope 1+2 (market method) (tCO2eq)	1,912,188	1,444,833	1,355,418	1,176,656	962,946

We maintain our commitment to diversity:

	2016	2017	2018	2019
Women workers	38%	38%	38%	38%
Women Executives	21%	22%	23%	26%

We develop the communities in which we operate:

2019	Group revenue by country* (€ million)	Employees Group by country	% of local suppliers	Total investment made in the country* (€ million)	Wage costs in the country* (€ million)	Taxes paid in the country* (€ million)
Alemania	7,870	8,156	79.4%	2,473	617	284
Argentina	2,142	14,517	88.1%	313	552	264
Brasil	10,056	34,504	96.6%	2,032	1,050	579
Centroamérica	576	507	50.0%	67	48	54
Chile	1,918	4,159	83.3%	315	195	9
Colombia	1,400	5,518	80.4%	310	133	107
Ecuador	477	1,106	72.3%	58	64	85
España	12,804	28,388	79.5%	1,764	4,304	-69
México	1,193	1,882	82.1%	129	157	312
Perú	2,138	5,423	78.9%	308	336	144
Reino Unido	7,070	6,928	81.9%	914	518	221
Uruguay	282	624	76.4%	54	28	43
Venezuela	75	1,771	75.8%	20	11	3
* Conversion at 2019 average exchange rates.

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1.6.4. OUR BRANDS GRI 102-2
Telefónica's brand strategy combines 'Superbrands' with specialized brands to ensure competitiveness and add value to the business.
Superbrands
Our 'Superbrands' are recognized, relevant and differential and add value to our core business of connectivity in 14 countries.

•	Telefónica: is our institutional brand and the one for our multinational customers and employees. This brand operates in 14 countries and have presence in 24.

•	Movistar: is the most international of our commercial brands. It has presence in 11 countries, and it is in 75th position on the global BrandZ ranking.

•	O2: is our commercial brand for Germany, Spain and UK. It is in the 11th position on the UK BrandZ ranking.

•	Vivo: is our commercial brand for Brazil. In 2018, it was in the 16th position of the brazilian BrandZ ranking. (2019 data not yet published at the date of this report).

Specialized Brands
They forcefully break into the capture of new digital businesses and new business models beyond our grassroots activities. Highlighting:

•	Eleven Paths: business unit specialising in cybersecurity at Telefónica.

•	LUCA: Telefónica's Big Data and Artificial Intelligence services unit.

•	Acens: the brand that offers hosting, dedicated servers and cloud servers in Spain.

•	Giffgaff: the MVNO (Mobile Virtual Operator) under which O2 operates in the UK.

•	Telxius: majority participation in the infrastructure company that manages towers and the international network of high capacity fibre optic cable.

•	Tuenti: OMV (Virtual Mobile Operator) under which Movistar operates in Spain, Argentina and Ecuador.

•	Blau: MVNO (Mobile Virtual Operator) under which O2 operates in Germany.

•	On the spot: company specialized in in-store media services and audio-visual services for companies, as well as in the implementation and management of out-of-home digital advertising networks.

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EVOLUTION OF OUR BUSINESS
1.7. Growth model: inclusive connectivity and digital services GRI 102-2
Our growth model stems from our vision and strategy; it is based on three pillars (growth, efficiency and trust), within our Company’s areas of activity, both in the value proposition aimed at individuals (B2C) and in that centring on enterprises (B2B).
Our starting point consists of the strengths we have been building, which can be summarised in the idea of Telefónica as a company of platforms:

•	The first platform brings together our key assets and communications networks to offer the best connectivity

•
The second platform includes the systems for provision, operation and maintenance, etc., to implement the new, simpler and more efficient paradigms: virtualisation, 'softwarisation' and 'cloudification'.

•	The third platform pulls together all our services to our customers, to enable the best experiences to be created.

•	The fourth platform centralises the vision of all the data we handle on behalf of our customers.
However, our growth model enables us to face the challenges that will come from the changes we are seeing (and which we have summed up as the Fourth Industrial Revolution).
In the world of services to individuals (B2C), we are facing a business that is saturated in most of our operations and therefore we must transform ourselves if we want to grow. Our vision consists of developing a unified user experience, based on our cross-cutting capacities in the fourth platform.
Our goal is to transform our relationship with our customers through two core components: the use of Aura, with the help of cognitive systems based on artificial intelligence, and the use of Novum, as a point of access to managing our experiences and services. In this way, we want to establish long-lasting relationships involving trust with our customers. Our pioneering position with regard to privacy and security, helping our customers to monitor and manage their data better, merits highlighting.
To achieve this unified structure, we took into account four strategic areas based on our digital platforms for private individuals: My Entertainment, My Home, My Things and My Financial Services.
We have already begun work in this direction and, for example, Smart Wi-Fi (My Home) already has 29 million users in nine countries, and over one million customers in six countries self-manage their Telefónica services through Novum.

By gaining importance for our customers, we will achieve two goals: (i) helping our customers to manage their digital services better and more efficiently and (ii) generating additional value by generating new revenue while we increase retention in our core services. A good example of combining the two goals are our new flexible propositions for the residential segment with the launch of O2 Extras in the United Kingdom and Family Plans in Colombia.
The world of businesses (B2B) within our industry is a market which was demonstrating sustained growth (Source: Gartner, IT market forecasts) of around 4% annually globally for 2019, which is expected to continue in subsequent years. Within this market, the main driver of this growth is the IT (Information Technology) segment.
This situation leads us, in a similar way to other companies in the telecommunications sector, to position ourselves within the IT segment for companies in order to seize this growth opportunity. In fact, this positioning is already enabling us to achieve sustained growth: 4.4% year-on-year to reach 9,455 million in 2019.
Our digital services for B2B, as the most dynamic elements with greater growth potential, merit special attention: Cybersecurity, Cloud, IoT and Big Data.

•
In 2019, we had sustained annual growth of over 30% and additional revenue of around 2 billion is expected from now to 2022. In 2019, they had already demonstrated they were very dynamic growth drivers: Cloud with 697 million euros and +18% in 2019 (with IaaS and SaaS growing at a rate that exceeded 50% in the year), IoT with 530 million euros and +45.4% in 2019 (achieving 24 million accesses and repeating its leadership, for the sixth year in a row, in worldwide Gartner‘s Magic Quadrant for IoT managed services ) and Security with 497 million euros and +26.5% in 2019.

•
Gaining market share and importance in a growing market which is already highly significant. In just our footprint, these markets would already represent some 69 billion in 2019 (Sources: Gartner, Pivotal IQ, IOT Machina Research). Telefónica footprint markets, with sustainable double-digit growth.

Our ultimate goal is far more ambitious: we want to become the trusted, preferred partner of our business customers to help them in their digital transformation and in achieving a new level of efficiency. We have to create a complete value proposition, from communications and connectivity (our core business and greatest strength thanks to which our customers

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have chosen us to date) to IT and digital services. To this end, we are working on completing our capabilities in order to:

•
Create personalised, end-to-end solutions: this means having a value proposition that can be tailored to our customers and that delivers an end-to-end service. In order to build them, one critical task consists of developing integration capabilities and professional services, a task we are already tackling.

•
Become the single point of contact in IT and one-stop-shop communications: having the most comprehensive range which includes the best products and services, whether our own or of third parties. To achieve this, we are already developing our capabilities in IT and digital services and we are working with leading enterprises to enrich our proposition (e.g., in the cloud and in office technology).

Due to all this, we believe that the B2B market will be a key ingredient for us in our growth model for the coming years.
Looking ahead to the long-term future, this growth model will become strengthened through the appearance of new scenarios and business models (e.g., new platform models and B2B2X of the Fourth Revolution, and more so when applied to 5G or edge computing).

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1.8. Business Overview
1.8.1. Highlights
In 2019, Telefónica had positive revenue year-on-year growth in Telefónica Spain. In Brazil, Telefónica had the highest mobile market share since 2006, while Telefónica United Kingdom continued growing in revenues and Telefónica Germany had a strong commercial momentum with remarkable net adds. The efficiency is translated into profitability, with Telefónica Spain and Telefónica Brazil showing attractive operating income margins and continuing achieving savings from digitalization. Telefónica continued decreasing its debt, with an improved capital structure and an improved CapEx/Revenues ratio.
As a result, Group revenues and operating income grew organically, in line with our expectations.
Reported y-o-y variations of line items included in the Consolidated Financial Statements reflect the adoption of IFRS 16 since January 1, 2019 (2018 results were reported according to IAS 17). The implementation of IFRS 16 negatively affected reported results as follows: -123 million euros in operating income; -1,632 million euros in depreciation and amortization, -214 million euros in net financial expense and

-241 million euros in profit attributable to equity holders of the parent. The impact of IFRS 16 has been excluded when calculating organic variations.
Telefónica's total accesses amounted to 344.3 million as of December 31, 2019. Total accesses decreased 3.4% year-on-year mainly as a result of the sale of Telefónica Móviles Panamá on August 29, 2019, Telefonía Celular de Nicaragua on May 16, 2019 and Telefónica Móviles Guatemala on January 24, 2019. Excluding the impact of these sales, accesses decreased 1.1% mainly due to the negative evolution of prepay mobile accesses in Telefónica Hispam Sur and Telefónica Hispam Norte. During 2019, higher-value services continued increasing their relative weight, which resulted in LTE customers totaling 138 million customers (+19.9% y-o-y), with net additions of 16.6 million and a penetration rate of 58.1% (+11.2 p.p. y-o-y).
The table below shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY	%Org YoY (1)
Fixed telephony accesses (2)	35,273.6	31,285.4	(11.3%)	(10.6%)
Internet and data accesses (3)	22,087.5	21,166.9	(4.2%)	(4.1%)
Broadband (4)	21,645.2	20,837.1	(3.7%)	(3.7%)
FTTx/Cable	13,213.1	14,280.9	8.1%	8.1%
Mobile accesses	270,814.9	261,532.9	(3.4%)	(0.4%)
Prepay	147,062.0	131,791.8	(10.4%)	(5.6%)
Contract	123,752.9	129,741.1	4.8%	5.4%
M2M	19,483.0	23,770.4	22.0%	22.4%
Pay TV	8,875.4	8,437.1	(4.9%)	(4.8%)
Final Clients Accesses	337,051.5	322,422.2	(4.3%)	(1.9%)
Wholesale Accesses	19,520.0	21,912.7	12.3%	12.3%
Fixed wholesale accesses	3,951.5	3,822.8	(3.3%)	(3.3%)
Mobile wholesale accesses	15,568.5	18,089.9	16.2%	16.2%
Total Accesses	356,571.5	344,334.9	(3.4%)	(1.1%)
Notes:
- Telefónica Móviles Guatemala accesses (2.8 million total accesses as of December 31, 2018) were excluded from January 1, 2019. Telefonía Celular de Nicaragua accesses (4.0 million total accesses as of December 31, 2018) were excluded from May 1, 2019. Telefónica Móviles Panamá accesses (1.6 million total accesses as of December 31, 2018) were excluded from September 1, 2019. The table includes accesses for Telefónica Costa Rica (2.2 million and 2.2 million total accesses as of December 31, 2018 and 2019, respectively) and Telefónica El Salvador (2.1 million and 2.1 million total accesses as of December 31, 2018 and 2019, respectively). The sales of Telefónica Costa Rica and Telefónica El Salvador are pending as of the date of this Annual Report.
(1) Refers to the exclusion of the impact of the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala in 2019. In order to exclude the impact of such sales in the calculation of organic variations, the 2018 comparative figures exclude accesses of these entities.
(2) Includes "fixed wireless" and Voice over IP accesses. Since March 2018, the calculation of fixed telephony accesses in Spain has been revised to reflect lines included in certain products which were not fully accounted for before. 2018 figures included in this section (“2019 Highlights”) have been revised accordingly for comparative purposes (resulting in +332.2 thousand accesses as of December 31, 2018).
(3) Also referred to as fixed broadband accesses.
(4) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

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The table below shows 2019/2018 variations in accesses in reported and organic terms, as well as contribution to reported growth by each of Telefónica Móviles Panamá (which was sold on August 29, 2019), Telefonía Celular de Nicaragua (which was sold on May 16, 2019) and Telefónica Móviles Guatemala (which was sold on January 24, 2019), which impact has been excluded to calculate organic variations in accesses.

			YoY variation and contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Guatemala	T. Nicaragua	T. Panamá
Fixed telephony accesses	(11.3%)	(10.6%)	(0.6)	(0.2)	(0.1)
Internet and data accesses	(4.2%)	(4.1%)	—	—	—
Broadband	(3.7%)	(3.7%)	—	—	—
FTTx/Cable	8.1%	8.1%	—	—	—
Mobile accesses	(3.4%)	(0.4%)	(0.9)	(1.5)	(0.6)
Prepay	(10.4%)	(5.6%)	(1.6)	(2.5)	(1.0)
Contract	4.8%	5.4%	(0.1)	(0.3)	(0.1)
M2M	22.0%	22.4%	—	(0.1)	(0.2)
Pay TV	(4.9%)	(4.8%)	(0.1)	(0.1)	—
Final Clients Accesses	(4.3%)	(1.9%)	(0.8)	(1.2)	(0.5)
Wholesale Accesses	12.3%	12.3%	—	—	—
Fixed wholesale accesses	(3.3%)	(3.3%)	—	—	—
Mobile wholesale accesses	16.2%	16.2%	—	—	—
Total Accesses	(3.4%)	(1.1%)	(0.8)	(1.1)	(0.5)

The table below shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2019		2018 (*)	2019
Telefónica Spain (*)	(0.1%)	11.7%	12.2%
Telefónica United Kingdom	5.7%	9.2%	10.1%
Telefónica Germany	2.5%	13.2%	14.0%
Telefónica Brazil	(1.6%)	26.7%	27.2%
Telefónica Hispam Norte	(12.6%)	20.6%	18.7%
Telefónica Hispam Sur	(10.6%)	16.0%	14.8%
Other companies	18.9%	2.5%	3.1%
(*) Since March 2018, the calculation of fixed telephony accesses in Telefónica Spain has been revised to reflect lines included in certain products which were not fully accounted for before. 2018 figures included in this section (“2019 Highlights”) have been revised accordingly for comparative purposes.

Mobile accesses totaled 261.5 million at December 31, 2019, decreasing by 3.4% compared to December 31, 2018. Excluding the effect of the sale of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala, mobile accesses decreased by 0.4%. This was mainly the result of the decrease in prepay mobile accesses due to a highly competitive market, where the Group chose not to follow competitors in offering unlimited voice and data offers, to avoid damage to the quality of its network. While prepay mobile accesses decreased in all segments, decreases were particularly significant in Telefónica Hispam Norte and Telefónica Hispam Sur. This decrease was offset in part by growth in the postpaid or contract segment, which increased by 4.8% year-on-year (+5.4% excluding the effect of the sale of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala) and which relative weight over total mobile accesses continued to increase up to 49.6% (+3.9 p.p. year-on-year).
Smartphone accesses continued growing (up 2.9% year-on-year), totaling 172.6 million accesses at December 31, 2019 and reaching a penetration rate over total accesses of 73.3% (+5.8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

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Fixed broadband accesses stood at 20.8 million at December 31, 2019, down 3.7% year-on-year. Fiber accesses stood at 14.3 million at December 31, 2019, growing 8.1% year-on-year.
Pay TV accesses totaled 8.4 million as of December 31, 2019, down 4.9% year-on-year.
The tables below show the evolution of our estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2018	2019
Spain	29.7%	29.7%
United Kingdom	26.3%	26.4%
Germany	36.7%	36.6%
Brazil	31.9%	32.9%
Argentina	31.4%	29.5%
Chile	29.7%	26.4%
Peru	34.6%	31.4%
Colombia	24.6%	24.0%
Venezuela	40.9%	48.5%
Mexico	21.6%	21.6%
Central America	26.7%	26.8%
Ecuador	29.8%	28.1%
Uruguay	35.9%	36.6%
(1) Internal estimates in both years.

	FBB Market Share (1)
Telefónica	2018	2019
Spain	40.4%	38.4%
Brazil	24.4%	21.6%
Argentina	22.0%	19.2%
Chile	32.9%	28.8%
Peru	71.6%	70.0%
Colombia	18.2%	16.5%
(1) Internal estimates in both years.

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1.8.2. 2019/2018 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2019 and 2018.

	Year ended December 31,				Variation
Consolidated Results	2018		2019		2019 vs 2018
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	48,693	100.0%	48,422	100%	(271)	(0.6%)
Other income	1,622	3.3%	2,842	5.9%	1,220	75.2%
Supplies	(14,013)	(28.8%)	(13,635)	(28.2%)	378	(2.7%)
Personnel expenses	(6,332)	(13.0%)	(8,066)	(16.7%)	(1,734)	27.4%
Other expenses	(14,399)	(29.6%)	(14,444)	(29.8%)	(45)	0.3%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,571	32.0%	15,119	31.2%	(452)	(2.9%)
OIBDA Margin	32.0%		31.2%			(0.8 p.p.)
Depreciation and amortization	(9,049)	(18.6%)	(10,582)	(21.9%)	(1,533)	16.9%
OPERATING INCOME (OI)	6,522	13.4%	4,537	9.4%	(1,985)	(30.4%)
Operating Margin	13.4%		9.4%			(4.0 p.p.)
Share of (loss) income of investments accounted for by the equity method	4	0.0%	13	0.0%	9	n.m.
Net financial expense	(955)	(2.0%)	(1,832)	(3.8%)	(877)	91.8%
PROFIT BEFORE TAX	5,571	11.4%	2,718	5.6%	(2,853)	(51.2%)
Corporate income tax	(1,621)	(3.3%)	(1,054)	(2.2%)	567	(35.0%)
PROFIT FOR THE YEAR	3,950	8.1%	1,664	3.4%	(2,286)	(57.9%)
Attributable to equity holders of the Parent	3,331	6.8%	1,142	2.4%	(2,189)	(65.7%)
Attributable to non-controlling interests	619	1.3%	522	1.1%	(97)	(15.7%)
n.m.: not meaningful
Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2019/2018 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2018 for both years), except for Venezuela (in respect of which 2018 and 2019 results were converted at the closing synthetic exchange rate for each period).

Foreign exchange rates had a negative impact on our reported 2019 results, mainly due to the depreciation of various Latin American currencies (in particular the Argentine peso and the Brazilian real) against the euro.
The impact of hyperinflation adjustments in Argentina has been excluded by reversing such adjustments in respect of both years.
Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 3.1 percentage points, OIBDA growth by 2.2 percentage points and operating income growth by 3.7 percentage points in 2019.

•
Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2019 and 2018. The main changes in our consolidation perimeter in such years were related to the sale (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá at different times in 2019. No significant changes took place in the scope of consolidation of the Group in 2018.

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To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2018 comparative figures exclude mainly the results of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá from the month of its sale and also the impact of the adjustment related to the amortization of the Data Centers sold in 2019.

•
IFRS 16 "Leases" ("IFRS 16") impact: on January 1, 2019 IFRS 16 became effective. The IFRS 16 has had a material impact on the consolidated results of the Group. To ensure comparability with the 2018 results, organic variations exclude the impact of IFRS 16 in 2019. The adoption of IFRS 16 had no impact on revenue growth, while it had an impact of 1,509 million euros on OIBDA, increasing OIBDA growth by 9.7 percentage points. The impact on operating income is negative amounting to 123 million euros.

•
Restructuring costs: we have excluded the impact in 2019 and 2018 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the II Collective Agreement of Related Companies in Telefónica Spain.

The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and OI, is as follows:

Millions of euros	2018	2019
Telefónica Spain	297	1,732
Telefónica United Kingdom	—	31
Telefónica Brazil	46	—
Telefónica Germany	84	22
Telefónica Hispam Norte	18	39
Telefónica Hispam Sur	50	201
Other companies	(34)	145
Total restructuring costs	461	2,170

•	Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2019 and 2018.
In 2019, these acquisitions totaled 1,501 million euros, with 1,425 million euros corresponding to Telefónica Germany, 38 million euros corresponding to Telefónica Hispam Norte, 7 million euros corresponding to Telefónica Spain and 31 million euros corresponding to Telefónica Hispam Sur.
In 2018, these acquisitions totaled 868 million euros, with 588 million euros corresponding to Telefónica United Kingdom, 135 million euros corresponding to Telefónica Hispam Norte, 122 million euros corresponding to Telefónica Spain, 21 million euros corresponding to Telefónica Hispam Sur and 2 million euros corresponding to Telefónica Brazil.

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.
In 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros), Telefónica Móviles Guatemala,

Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (for a total amount of 365 million euros) and Data Centers (213 million euros).
In 2018 we excluded the gains from the sale of Telefónica Digital Ltd. (21 million euros) and the loss from the sale of Centro de Asistencia Telefónica, S.A. (3 million euros).

•	Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations.
In 2019, the impairment of the goodwill allocated to Telefónica Argentina, amounting to 206 million euros, has been excluded.
In 2018, the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 350 million euros, has been excluded.

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: organic variations exclude the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). The positive impact in 2018 (789 million euros in the OIBDA and OI of Telefónica Brazil) has been excluded from the calculation of organic variations.

•
Transformation of the operating model of Telefónica México: the organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off and related licensed spectrum will be released), following the AT&T agreement in 2019, which had a negative impact on OIBDA and operating income amounting to 239 and 275 million euros, respectively.

•
Other adjustments: organic variations exclude the following: (i) the amount received in 2019 in connection with the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement (103 million euros); (ii) the impact of the classification of certain assets as held for sale in 2019 on the depreciation and amortization expense for such year (76 million euros in operating income); (iii) the reported growth of Telefónica Venezolana in 2019 as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) of the inflation rates for the period from January 2016 to December 2019 (57 million euros in revenues, 7 million euros in OIBDA and 65 million euros in operating income); (iv) the impact of the provision recorded in Telefónica Spain in 2019 to optimize the distribution network (23 million euros); and (v) the impact of the provision relating to certain labor and tax contingencies recorded in Telefónica Brazil in 2018 (215 million euros).

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The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and capital expenditures ("CapEx") and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2019	% Reported YoY	% Organic YoY

Revenues	(0.6%)	3.2%
Other income	75.2%	37.3%
Supplies	(2.7%)	6.2%
Personnel expenses	27.4%	5.0%
Other expenses	0.3%	4.8%
OIBDA	(2.9%)	1.9%
Depreciation and amortization	16.9%	2.0%
Operating income (OI)	(30.4%)	1.7%
CapEx	8.2%	4.0%
OIBDA-CapEx	(15.0%)	0.1%

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2019	Exchange rate effect and hyperinfla-tion	Perime-ter change	IFRS 16 impact	Gains/losses on sale of companies	Restructu-ring costs	Judicial decision PIS/COFINS	Impair-ment of goodwill	Spectrum acquisition	T.Mexico transfor-mation	Other adjustments
Revenues	(3.1)	(0.8)	—	—	—	—	—	—	—	0.1
Other income	(1.4)	(0.7)	(11.7)	40.4	—	—	—	—	5.6	6.4
Supplies	(2.1)	(0.7)	(6.1)	—	—	—	—	—	—	0.1
Personnel expenses	(6.2)	(1.1)	(0.1)	—	29.4	—	—	—	0.7	(0.0)
Other expenses	(3.5)	(0.4)	(5.8)	0.1	(0.1)	5.5	(1.0)	—	1.9	(1.0)
OIBDA	(2.2)	(0.9)	9.7	4.2	(11.8)	(5.1)	0.9	—	(1.5)	1.9
Depreciation and amortization	(1.1)	(0.7)	18.0	—	—	—	—	—	0.2	(1.4)
Operating income	(3.7)	(1.2)	(1.9)	9.9	(28.3)	(12.1)	2.2	—	(3.8)	6.6
CapEx	(2.7)	(0.7)	(0.0)	—	—	—	—	7.9	—	0.2
OIBDA-CapEx	(1.7)	(1.2)	20.3	8.7	(24.7)	(10.6)	1.9	(8.6)	(3.0)	3.8
1.8.3. Results discussion
Revenues totaled 48,422 million euros in 2019, decreasing by 0.6% y-o-y in reported terms, negatively impacted by foreign exchange rates and hyperinflation (-3.1 p.p.) and changes in the consolidation perimeter (-0.8 p.p.). In organic terms, revenues increased by 3.2% as a result of higher service revenues (+2.0%) and, to a lesser extent, higher handset sales (+13.4%).
The structure of revenues reflects Telefónica's business diversification. The contribution of the following segments to the Telefónica Group's revenues increased in 2019 compared to 2018: Telefónica Spain, which contributed 26.4% (+0.3 p.p. versus 2018), Telefónica Germany with 15.3% (+0.2 p.p. versus 2018) and Telefónica United Kingdom with 14.7% (+0.7 p.p. versus 2018). The contribution of the following segments to the Telefónica Group’s revenues decreased compared to

2018: Telefónica Brazil, which contributed 20.7% (-0.1 p.p. versus 2018), Telefónica Hispam Sur which contributed 13.2% (-0.5 p.p. versus 2018) and Telefónica Hispam Norte with 7.8% (-0.5 p.p. versus 2018).

•
Mobile business revenues totaled 30,692 million euros in 2019 (of which 25,090 million euros corresponded to mobile service revenues and 5,602 million euros corresponded to handset revenues), down 0.3% year-on-year in reported terms. This decrease was mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-2.8 p.p.). Excluding these impacts, mobile business revenues grew by 3.6% due to higher revenues in Telefónica Hispam Sur, Telefónica Brazil, Telefónica United Kingdom and Telefónica Germany, despite the impact of certain regulatory tariff reductions in some segments.

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•
Mobile service revenues totaled 25,090 million euros in 2019, down 2.3% year-on-year in reported terms due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-2.8 p.p.). Excluding these impacts, mobile service revenues grew by 1.7% as a result mainly of higher data consumption.

•
Fixed revenues totaled 16,568 million euros in 2019, down 1.0% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-3.5 p.p.). Excluding these impacts, fixed revenues increased by 2.4%, as a result of the higher fixed revenues in Telefónica Hispam Sur, which more than offset the decrease in fixed revenues in Telefónica Brazil.

Other income: mainly includes own work capitalized in our fixed assets and profit from the sale of assets. In 2019, other income totaled 2,842 million euros compared to 1,622 million euros in 2018. In 2019, other income registered gains from the sale of companies, mainly Antares, Telefonía Celular de Nicaragua, Telefónica Móviles Guatemala, Telefónica Móviles Panamá, the sale of data centers and the irrevocable sale of credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain is a party. In organic terms, other income increased by 37.3% mainly due to the sale of some assets like central offices and towers.
Total expenses, which include supplies, personnel expenses and other expenses (principally external services and taxes), were 36,145 million euros in 2019, up 4.0% year-on-year in reported terms. This variation is mainly attributable to the restructuring costs, mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) (+5.3 p.p.) and the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS which had a positive impact in 2018 (+2.3 p.p.), partially offset by IFRS 16 impact (-4.9 p.p.) and the impact of foreign exchange rates and hyperinflation in Argentina (-3.4 p.p.). In organic terms, total expenses increased by 5.4%. These costs are explained in greater detail below:

•
Supplies amounted to 13,635 million euros in 2019, down 2.7% year-on-year in reported terms mainly as a result of the adoption of IFRS 16 (-6.1 p.p.) and the impact of foreign exchange rates and hyperinflation (-2.1 p.p.). In organic terms, supplies increased by 6.2% year-on-year, mainly due to higher handset costs due to the significant number of handset sales, higher TV content costs and higher costs related to IT sales in Telefónica Spain.

•
Personnel expenses amounted to 8,066 million euros in 2019, up 27.4% year-on-year in reported terms as a result mainly of the restructuring expenses related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) (+29.4 p.p.). In organic terms, personnel expenses increased by 5.0% year-on-year as a result mainly of salary updates in Argentina (driven by the inflation) and higher expenses in T. Brazil, related to the insourcing of IT/systems activities.

The average headcount was 117,347 employees in 2019, down 3.7% compared to 2018.

•
Other expenses amounted to 14,444 million euros in 2019, up 0.3% year-on-year in reported terms. The reported variation was attributable in part to the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS in 2018, which had a positive impact in such year but not in 2019 (+5.5 p.p.), partially offset by the adoption of IFRS 16 (-5.8 p.p.) and foreign exchange rates and hyperinflation in Argentina (-3.5 p.p.). In organic terms, other expenses increased by 4.8% year-on-year due mainly to higher network and IT development costs as well as higher customer management costs.

In 2019, OIBDA totaled 15,119 million euros, decreasing by 2.9% year-on-year in reported terms. In organic terms, OIBDA grew by 1.9%.
Depreciation and amortization amounted to 10,582 million euros in 2019, up 16.9% year-on-year in reported terms, mainly due to the adoption of IFRS 16 (+18.0 p.p.) and higher amortization expenses in Telefónica Brazil, offset in part by the impact of foreign exchange rates and hyperinflation in Argentina (-1.1 p.p.). In organic terms, depreciation and amortization grew by 2.0%.
Operating income (OI) in 2019 totaled 4,537 million euros, down 30.4% in reported terms due mainly to the significant restructuring costs, totaling 2,170 million euros (-28.3 p.p.), the negative impact of foreign exchange rates and hyperinflation (-3.7 p.p.), the transformation of Telefónica Mexico's business model following its agreement with AT&T Mexico (-3.8 p.p.) and the adoption of IFRS 16. In organic terms, operating income increased 1.7% year-on-year due to higher revenues and, to a lesser extent, savings from the digitalization and simplification processes undertaken by the Group, among other cost control actions.
OI margin stood at 9.4% in 2019, down 4.0 p.p. compared to 2018 in reported terms.
The share of income (loss) of investments accounted for by the equity method for 2019 was a gain of 13 million euros (compared to a gain of 4 million euros in 2018).
Net financial expense amounted to 1,832 million euros in 2019, 877 million euros lower than the previous year, mainly due to the extraordinary effect of interests associated with favorable rulings in court in Brazil in 2018 and the impact of adopting IFRS 16.
Corporate income tax amounted to 1,054 million euros in 2019 down 567 million euros year-on-year, mainly due to lower profit before taxes in 2019. The corporate income tax has been impacted by the reversed deferred tax assets in Mexico partially offset by restructuring provisions effects.
As a result, profit for the year attributable to equity holders of the parent for 2019 was 1,142 million euros (3,331 million euros in 2018).

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Profit attributable to non-controlling interest was 522 million euros, 97 million euros lower than in 2018, mainly due to the lower profit attributable to minority interests at Telefónica Brazil, offset partially by the higher profit attributable to minority interests at Telefónica Centroamerica Inversiones related mainly to the gains on the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá.

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1.8.4. 2019/2018 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	9,361.3	9,024.1	(3.6%)
Internet and data accesses (2)	6,129.6	6,034.8	(1.5%)
Broadband	6,113.5	6,023.4	(1.5%)
FTTH	3,940.6	4,325.0	9.8%
Mobile accesses	18,384.4	18,916.9	2.9%
Prepay	1,440.1	1,137.2	(21.0%)
Contract	16,944.3	17,779.6	4.9%
M2M	2,333.2	2,620.8	12.3%
Pay TV	4,091.3	4,073.8	(0.4%)
Final Clients Accesses	37,966.5	38,049.5	0.2%
Wholesale Accesses	3,912.9	3,788.2	(3.2%)
Total Accesses	41,879.4	41,837.7	(0.1%)
(1) Includes "fixed wireless" and Voice over IP accesses. Since March 2018, the calculation of fixed telephony accesses in Spain has been revised to reflect lines included in certain products, which were not fully accounted for before. 2018 figures included in this section (“2019/2018 Segment results”) have been revised accordingly for comparative purposes (resulting in +332.2 accesses as of December 31, 2018).
(2) Also referred to as fixed broadband accesses.
During 2019, the commercial activity continued to rely on the differentiated products of the Company, with a multi brand strategy (Movistar, O2, Tuenti) to serve different segments of customers. Through the convergent offer “Movistar Fusión+” and under the "Más por Más” strategy, the Company continued to evolve the abovementioned offer and adapt it to the incremental customer demand, increasing data in all mobile lines included in high value Fusión packages, as well as offering a Multiplus service that allows the user to watch all of our proprietary content of the Movistar+ portfolio on an additional TV at home (this service currently has a price of 8 euros per month).
In addition, during 2019, Telefónica launched innovations in its portfolio to develop the relationship with its clients and reach new segments. In line with this initiative, from June 2019, Movistar Priority service was started and offered a series of advantages and benefits, such as personalized and prioritized attention services provided by specialized agents, as well as a differential experience at the shop, including the help of a technology expert (to clarify any doubt related to any device connected to our network), as well as exclusive experiences (such as access to exclusive football, basketball, cycling, winter sports, opera, music, expositions or eSports experiences, among others) and discounts and news related to Movistar equipment.
In addition, in June 2019, Internet Second Residence was launched. This is a new Fixed Broadband Offer intended to cover the access to Internet in second residences of Fusion clients. In this way, clients who have contracted the Fusion

Total Plus package will be able to access Internet in their second residences for only 15 euros per month. The price is 20 euros per month for Fusion Total clients and 30 euros per month for the rest of the Fusion clients.
Furthermore, in June 2019, Movistar+ Lite was launched. This is a new OTT offer for non-Movistar clients with a price of 8 euros per month, which provides access to original content of Movistar+ that is offered in channels #0 and #Vamos, to the most relevant sport events offered in these channels, to Movistar Series and Movistar Seriesmanía and to a catalogue of 300 series and documentaries, 270 films and 60 programs under demand, including proprietary and third parties’ content.
Lastly, the offer diversified with the introduction of new financial services through Movistar Money. We started offering Movistar clients these services in April 2019, offering family consumption loans of up to 4,000 euros. In May 2019, Movistar Car was launched. This service connects vehicles to the Wi-Fi network. This service is aimed at making cars safer and more intelligent and it is available to all users of mobile telephony, including non-Movistar clients.
Telefónica Spain had 41.8 million accesses as of December 31, 2019 (compared to 41.9 million on December 31, 2018), with decreases in fixed accesses (-3.6% year-on-year) and in mobile prepay accesses (-21.0% year-on-year). However, Telefónica Spain's positive evolution of high value accesses continued with an increase in mobile postpay accesses (+4.9% year-on-year) and fiber accesses (+9.8% year-on-year).

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The consumer convergent offer had a customer base of 4.7 million, with 5.1 million additional mobile lines associated with those customers as of December 31, 2019, increasing by 1.0% and 9.7% y-o-y respectively and contributing 88.7% of the retail fixed broadband customer base (+1.1 p.p. y-o-y) and 84.1% of the retail mobile contract customer base (+0.2 p.p. y-o-y). Penetration of the high value services of the convergent offer continued to increase, with 48.4% of the customer base already using 600 Mb ultra-fast broadband (+8.9 p.p. y-o-y) and 81.6% of the customer base using Pay-TV as of December 31, 2019 (+1.2 p.p. y-o-y). In addition, the number of mobile lines per convergent client (main mobile line plus additional lines that might be included in the offer) increased by 5.4% as of December 31, 2019, equivalent to 2.1 mobile lines on average as of December 31, 2019 compared to 2.0 lines as of December 31, 2018 per convergent client.
Fixed accesses decreased 3.6% y-o-y compared to 2018, with a net loss of 337 thousand accesses in 2019.
Retail broadband accesses totaled 6.0 million (-1.5% y-o-y), with a net loss of 90 thousand accesses during 2019.
Retail fiber accesses amounted to 4.3 million customers (+9.8% compared to December 31, 2018), representing 71.8% of total retail broadband customers (+7.3 p.p. y-o-y) with net adds of 384 thousand accesses in 2019. Ultra speed fiber accesses, with 600 Mb (which typically feature higher ARPU) amounted to 2.8 million accesses (64.8% of total fiber accesses). At December 31, 2019, fiber deployment reached 23.1 million premises, 1.8 million more than at December 31, 2018, and it continued to be the largest in Europe. In addition, wholesale fiber accesses reached an estimated 2.2 million customers as of December 31, 2019 (+41.6% y-o-y) and represented 56.9% of the wholesale accesses (+18.0 p.p. y-o y).
Total mobile accesses stood at 18.9 million as of December 31, 2019, up by 2.9% compared to December 31, 2018, as a result of the increase in mobile contract accesses that more than offset the decrease in prepay accesses (-21.0% y-o-y), reflecting the success of the convergent strategy and the positive evolution of the prepay to contract migration. The contract access base accelerated its growth during 2019, growing by 4.9% year-on-year. Smartphone penetration as of December 31, 2019 stood at 81.5% of the mobile voice base (+1.1 p.p. y-o-y) and significantly boosted data traffic growth (46.0% year-on-year) due to the higher number of customers with superior data packages.
LTE network rollout continued to progress, and coverage reached approximately 98.0% of the population at December 31, 2019, up 0.3 p.p. compared to December 31, 2018. As a result, the LTE customer base reached 9.4 million customers as of December 31, 2019, up 6.3% compared to December 31, 2018, with a penetration of 57.7% (+2.6 p.p. y-o-y).
Pay-TV accesses amounted to 4.1 million at December 31, 2019, down 0.4% year-on-year.
Wholesale accesses stood at 3.8 million at December 31, 2019, down 3.2% year-on-year due to the decrease in wholesale copper accesses, offset in part by the increase in fiber accesses, that significantly helped to enhance the value of our wholesale access base.
The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2018	2019	% Reported YoY	% Organic YoY (3)
Revenues	12,706	12,767	0.5%	0.5%
Consumer (1)	6,689	6,658	(0.5%)	(0.5%)
Convergent	4,795	4,963	3.5%	3.5%
Non-Convergent	1,894	1,695	(10.5%)	(10.5%)
Corporate	3,462	3,509	1.4%	1.3%
Communications	2,602	2,508	(3.6%)	(3.7%)
IT	860	1,002	16.5%	16.5%
Others (2)	2,169	2,227	2.7%	2.8%
Other income	389	635	63.5%	37.8%
Supplies	(3,663)	(4,007)	9.4%	9.4%
Personnel expenses	(2,248)	(3,649)	62.3%	(1.1%)
Other expenses	(2,421)	(2,059)	(14.9%)	(4.8%)
OIBDA	4,763	3,687	(22.6%)	0.1%
Depreciation and amortization	(1,650)	(1,988)	20.4%	4.0%
Operating income (OI)	3,113	1,699	(45.4%)	(1.8%)
CapEx	1,719	1,646	(4.2%)	2.7%
OIBDA-CapEx	3,044	2,041	(33.0%)	(1.2%)
(1) Consumer revenues also include freelance revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

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Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 248 million euros on OIBDA and a negative impact of 28 million euros on operating income.

•
Changes in the consolidation perimeter: we have excluded in 2018 the results of Centro de Asistencia Telefónica, S.A. (which was sold in December 2018) and the impact of the adjustment related to the amortization of the Data Centers.

•
Restructuring costs: the impact of certain restructuring costs mainly related to the Individual Suspension Plan amounting to 1,732 million euros and 297 million euros in 2019 and 2018, respectively, has been excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, which totaled 7 million euros in 2019 and 122 million euros in 2018.

•
Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 23 million euros in 2019 in connection with the restructuring of the distribution channels.

•
Gains or losses on the sale of companies: organic variations exclude the 27 million euros gains from the sale of Data Centers in 2019 and the loss of 3 million euros incurred in the sale of Centro de Asistencia Telefónica, S.A. in 2018.

•
Irrevocable sale of future credit rights: organic variations exclude the positive impact in 2019 of the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds that Telefónica has filed at the date of the sale agreement amounting to 103 million euros.

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2019	% Reported YoY	% Organic YoY	IFRS 16 impact	Perimeter changes	Spain distribution network	Restructuring costs	Gains/losses on sale of companies	Spectrum acquisition	Sale of future credit rights
Revenues	0.5%	0.5%	—	(0.0)	—	—	—	—	—
Other income	63.5%	37.8%	(7.9)	(0.0)	—	—	7.0	—	26.5
Supplies	9.4%	9.4%	0.0	—	—	—	—	—	—
Personnel expenses	62.3%	(1.1%)	—	(0.6)	—	63.8	—	—	—
Other expenses	(14.9%)	(4.8%)	(11.5)	0.7	0.9	—	(0.1)	—	—
OIBDA	(22.6%)	0.1%	5.2	(0.1)	(0.5)	(30.1)	0.6	—	2.2
Depreciation and amortization	20.4%	4.0%	16.7	(0.2)	—	—	—	—	—
Operating income (OI)	(45.4%)	(1.8%)	(0.9)	—	(0.7)	(46.1)	1.0	—	3.3
CapEx	(4.2%)	2.7%	—	0.0	—	—	—	(6.7)	—
OIBDA-CapEx	(33.0%)	(1.2%)	8.1	(0.1)	(0.7)	(47.1)	1.0	3.8	3.4

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Results discussion
Revenues in Telefónica Spain in 2019 were 12,767 million euros, up 0.5% y-o-y in reported terms mainly as a result of the year-on-year increase in service revenues (+0.6%) and in spite of the lower handset revenues (-3.4% year-on-year).

•
Consumer revenues amounted to 6,658 million euros in 2019, down by 0.5% y-o-y in reported terms, mainly as a result of the 10.5% y-o-y decrease in the revenues relating to “non-convergent” products (1,695 million euros in 2019), which more than offset the 3.5% y-o-y growth in reported terms relating to "convergent" products (4,963 million euros in 2019) driven by ARPU growth and growth in the customer base.

•
Corporate revenues amounted to 3,509 million euros in 2019, up by 1.4% year-on-year in reported terms, given the positive evolution of IT revenues, which grew 16.5% y-o-y in reported terms and more than offset the decrease in communications revenues (-3.6% year-on-year in reported terms).

•	Other revenues, which include wholesale, subsidiaries and other revenues, amounted to 2,227 million euros in 2019, up by 2.7% y-o-y in reported terms, driven by the increase in wholesale TV revenues.
OIBDA amounted to 3,687 million euros in 2019, down 22.6% year-on-year in reported terms. In organic terms, OIBDA grew 0.1% y-o-y.
Depreciation and amortization amounted to 1,988 million euros in 2019, up 20.4% year-on-year in reported terms, mainly due to the adoption of IFRS 16. In organic terms, depreciation and amortization increased 4.0% year-on-year explained by higher investment in 2019.
Operating income (OI) amounted to 1,699 million euros in 2019, down 45.4% year-on-year in reported terms, principally due to the 1,732 million euros provision recorded in connection with the Group's payment commitments under the Individual Suspension Plan (-46.1 p.p.), the provision recorded in connection with the restructuring of the distribution channels (-0.7 p.p.), and the impact of the adoption of IFRS 16 (-0.9 p.p.), which was partially offset by the irrevocable assignment of any credits rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain is a party (+3.3 p.p.) and the gains arisen from the sale of a data center (+1.0 p.p.). In organic terms, operating income decreased by 1.8% y-o-y, mainly due to the increase in supplies (+9.4% year-on-year in both organic and reported terms), which was mainly attributable to the higher content costs and IT equipment purchases, partially offset by lower personnel expenses (-1.1% y-o-y in organic terms) driven by the savings generated by the termination of employees who adhered to the ‘Individual Suspension Plan’, and the decrease of other expenses (-4.8% y-o-y in organic terms) principally due to lower commercial costs.

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TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	306.9	313.3	2.1%
Internet and data accesses (2)	28.1	28.9	2.5%
Broadband	28.1	28.9	2.5%
Mobile accesses	25,044.1	25,803.3	3.0%
Prepay	8,742.6	8,436.1	(3.5%)
Contract	16,301.4	17,367.2	6.5%
M2M	3,578.0	5,118.7	43.1%
Final Clients Accesses	25,379.1	26,145.5	3.0%
Wholesale Accesses	7,599.2	8,714.7	14.7%
Mobile wholesale accesses	7,599.2	8,714.7	14.7%
Total Accesses	32,978.3	34,860.2	5.7%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During 2019 despite the competitive environment, Telefónica United Kingdom remained as the favorite telecommunications operator in United Kingdom, a position underpinned by the strength of the O2 brand, custom loyalty (the operator with the lowest churn of the market) and successful commercial propositions, such as the “Custom Plans” and its updates, which provides customers with flexibility and choice by allowing them to customize their plans by choosing the contract terms (up to 36 months), the amount of payment upfront and the data plan. Telefónica United Kingdom successfully introduced its first offer for customers seeking unlimited mobile data while providing upselling opportunities. Such propositions have allowed the Company to achieve continuous customer growth in a competitive market.
Total accesses grew by 5.7% year-on-year, standing at 34.9 million by the end of December 2019.
Mobile net additions in 2019 amounted to 759 thousand accesses, driven by contract mobile accesses, which grew by 6.5% y-o-y to 17.4 million and increased their proportion over the total mobile accesses to 67.3%.
Prepay accesses decreased by 3.5% y-o-y to 8.4 million customers due to disconnections of inactive customer accesses and market dynamics, including prepay to postpay migration. Smartphone penetration over the total mobile base reached 87.5%, up 8.6 percentage points year-on-year. The base of LTE customers reached 15.4 million with 14.1% y-o-y growth and 74.5% penetration over the mobile base.

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The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2018	2019	% Reported YoY	% Organic YoY (1)
Revenues	6,790	7,109	4.7%	3.8%
Mobile Business	6,390	6,600	3.3%	2.4%
Mobile service revenues	4,837	4,805	(0.7%)	(1.5%)
Other income	158	186	18.0%	17.0%
Supplies	(2,359)	(2,521)	6.9%	8.6%
Personnel expenses	(445)	(503)	12.9%	5.5%
Other expenses	(2,279)	(2,157)	(5.3%)	0.6%
OIBDA	1,865	2,114	13.4%	2.3%
Depreciation and amortization	(943)	(1,204)	27.7%	5.1%
Operating income (OI)	922	910	(1.3%)	(0.4%)
CapEx	1,464	914	(37.6%)	3.4%
OIBDA-CapEx	400	1,200	n.m.	1.4%
n.m.: not meaningful.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2018 for both years.

•	IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 219 million euros and 15 million euros on OIBDA and operating income, respectively.

•	Restructuring costs: we have excluded the impact in 2019 and 2018 of restructuring costs, amounting to 31 million euros and 48 thousand euros, respectively.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx in 2018, which totaled 588 million euros.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2019	% Reported YoY	% Organic YoY	Exchange rate effect	IFRS 16 impact	Restructuring costs	Spectrum acquisition
Revenues	4.7%	3.8%	0.9	—	—	—
Other income	18.0%	17.0%	1.0	—	—	—
Supplies	6.9%	8.6%	0.9	(2.6)	—	—
Personnel expenses	12.9%	5.5%	1.0	—	6.4	—
Other expenses	(5.3%)	0.6%	0.9	(6.9)	0.1	—
OIBDA	13.4%	2.3%	0.9	11.8	(1.6)	—
Depreciation and amortization	27.7%	5.1%	0.9	21.7	—	—
Operating income (OI)	(1.3%)	(0.4%)	0.8	1.6	(3.3)	—
CapEx	(37.6%)	3.4%	0.5	—	—	(40.2)
OIBDA-CapEx	n.m.	1.4%	2.1	54.8	(7.6)	n.m.
n.m.: not meaningful.

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Results discussion
In 2019, total revenues increased by 4.7% year-on-year in reported terms to 7,109 million euros. Excluding the impact of the appreciation of the pound sterling (+0.9 p.p.), the year-on-year growth was 3.8% and was driven mainly by higher handset revenues (due to higher value smartphone sales) and M2M program revenues.

•
Mobile service revenues amounted to 4,805 million euros in 2019 and fell 0.7% despite the appreciation of the pound sterling (+0.9 p.p.). Excluding the impact of the appreciation of the pound sterling, mobile service revenues decreased by 1.5% driven by lower out of bundle revenues.

Mobile ARPU fell by 4.2% year-on-year in reported terms despite the appreciation of the pound sterling. In organic terms, ARPU decreased by 5.0% as a result of lower out of bundle revenues.

TELEFÓNICA UNITED KINGDOM	2018	2019	%YoY	%Organic YoY
ARPU (EUR)	15.1	14.4	(4.2%)	(5.0%)
Prepay	7.1	7.4	4.4%	3.5%
Contract (1)	24.6	23.7	(3.6%)	(4.4%)
Data ARPU (EUR)	9.2	9.0	(2.7%)	(3.5%)
% non-SMS over data revenues	66.6%	68.5%	1.9 p.p.	2.0 p.p.
(1) Excludes M2M.

OIBDA totaled 2,114 million euros in 2019, up by 13.4% in reported terms. In organic terms, OIBDA increased by 2.3% year-on-year.
Depreciation and amortization totaled 1,204 million euros, up by 27.7% in reported terms mainly due to the adoption of IFRS 16 (+21.7 p.p.) and the appreciation of the pound sterling (+0.9 p.p.). In organic terms, depreciation and amortization grew by 5.1%.
Operating income (OI) totaled 910 million euros, down 1.3% in reported terms, mainly due to the impact of restructuring expenses (-3.3 p.p.), partially offset by the appreciation of the pound sterling (+0.8 p.p.) and the adoption of IFRS 16 (+1.6 p.p.). In organic terms, operating income decreased by 0.4% year-on-year driven mainly by the higher depreciation and amortization expense, partly offset by the decrease in commercial costs.

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TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	1,996.0	2,129.5	6.7%
Internet and data accesses (2)	2,274.7	2,301.7	1.2%
Broadband	2,079.8	2,206.6	6.1%
VDSL	1,441.3	1,652.0	14.6%
Mobile accesses	42,818.8	43,826.8	2.4%
Prepay	20,542.9	20,096.2	(2.2%)
Contract	22,275.9	23,730.6	6.5%
M2M	1,187.9	1,191.8	0.3%
Final Clients Accesses	47,089.5	48,258.0	2.5%
Total Accesses	47,089.5	48,258.0	2.5%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Telefónica Germany has launched further value-added initiatives to enhance its strategy to increase ARPU and decrease the churn rate. This includes O2 TV (from May 2, 2019), O2 Cloud (from April 8, 2019) and O2 VDSL, a new offer at higher speed (from March 7, 2019). The O2 Free portfolio continued to drive usage and ARPU growth, leveraging the improved network quality of the company. Telefónica Germany also recently announced a significant enhancement of its infrastructure portfolio with the addition of cable and fiber wholesale access through a long-term agreement with Vodafone and Tele Columbus. During 2019 Telefónica Germany has invested in LTE roll-out to fulfill its coverage obligations by the end of 2020.
The total access base grew 2.5% year-on-year and stood at 48.3 million at the end of 2019, mainly driven by a 2.4% increase in the mobile base (which amounted to 43.8 million).
The contract mobile access base grew 6.5% year-on-year and amounted to 23.7 million accesses, increasing the share over the total mobile base to 54.1%. Net adds amounted to 1.5 million accesses due to sustained traction from O2 Free customers and solid contribution of partners (second brands). Smartphone penetration amounted to 69.7% of the total mobile access base, up 3.7 percentage points year-on-year driven by the continued growth of LTE customers (+33.5% y-o-y, reaching 24.6 million accesses at the end of 2019). LTE penetration amounted to 57.7% of the total mobile access base as of December 31, 2019.
The prepay mobile access base decreased 2.2% year-on-year to 20.1 million due to lower demand, as a result of the continued impact of certain regulatory changes introduced in 2017 (mainly the need for a legitimation check in connection with SIM cards), although the churn trend improved in the last months of 2019. The prepay base posted a net loss of 0.4 million accesses in 2019.

The retail broadband access base increased by 127 thousand accesses in 2019, reaching 2.2 million accesses, as a result mainly of the strong demand for VDSL, with net adds of 211 thousand accesses in 2019 (with VDSL accesses increasing by 14.6% y-o-y).

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The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2018	2019	% Reported YoY	% Organic YoY (1)
Revenues	7,320	7,399	1.1%	1.1%
Mobile Business	6,539	6,647	1.6%	1.6%
Mobile service revenues	5,267	5,301	0.6%	0.6%
Fixed Business	767	741	(3.4%)	(3.4%)
Other income	177	183	3.6%	3.6%
Supplies	(2,459)	(2,372)	(3.5%)	(1.8%)
Personnel expenses	(610)	(592)	(2.9%)	0.0%
Other expenses	(2,594)	(2,292)	(11.6%)	5.9%
OIBDA	1,834	2,326	26.8%	(1.1%)
Depreciation and amortization	(2,071)	(2,463)	18.9%	(4.8%)
Operating income (OI)	(237)	(137)	(42.4%)	(52.1%)
CapEx	966	2,469	n.m.	8.1%
OIBDA-CapEx	868	(143)	c.s.	(10.3%)
c.s.: change of sign.
n.m.: not meaningful.
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. Restructuring costs totaled 22 million euros and 84 million euros in 2019 and 2018, respectively.

•	Spectrum acquisition: organic variations exclude the impact of spectrum acquisitions on CapEx, which in 2019 amounted to 1,425 million euros. During 2018, no spectrum acquisitions were made.

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 478 million euros on OIBDA and a negative impact of 13 million euros on operating income.

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2019	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum acquisition	IFRS 16 impact
Revenues	1.1%	1.1%	—	—	—
Other income	3.6%	3.6%	—		—
Supplies	(3.5%)	(1.8%)	—	—	(1.7)
Personnel expenses	(2.9%)	0.0%	(2.2)	—	(0.7)
Other expenses	(11.6%)	5.9%	(0.8)	—	(16.6)
OIBDA	26.8%	(1.1%)	1.9	—	26.1
Depreciation and amortization	18.9%	(4.8%)	—	—	23.7
Operating income (OI)	(42.4%)	(52.1%)	(14.4)	—	5.6
CapEx	n.m.	8.1%	—	n.m.	—
OIBDA-CapEx	c.s.	(10.3%)	3.9	c.s.	55.1
c.s.: change of sign.

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n.m.: not meaningful.
Results discussion
Total revenues were 7,399 million euros in 2019, with a year-on-year increase of 1.1% due mainly to the strong consumer demand for handsets and the good performance of the O2 Free portfolio.

•
Mobile service revenues totaled 5,301 million euros, growing 0.6% y-o-y supported by the good traction of the retail and partners (second brands and associates) businesses, and a higher ARPU in the O2 Free portfolio. Data revenues increased by 4.3% and accounted for 57.5% of mobile service revenues in 2019, increasing 2.0 p.p. year-on-year.

•	Fixed revenues totaled 741 million euros, down 3.4% year-on-year as a result of the continued trend of fixed business contraction and the planned dismantling of legacy infrastructure.
Mobile ARPU was 10.0 euros in 2019 (-0.2% y-o-y), while contract ARPU stood at 14.3 euros (-4.0% y-o-y), as a result of the higher share of second brands in the customer base. Data ARPU was 5.9 euros (+3.5% y-o-y).

TELEFÓNICA GERMANY	2018	2019	%YoY
ARPU (EUR)	10.0	10.0	(0.2%)
Prepay	5.8	6.0	3.2%
Contract (1)	14.9	14.3	(4.0%)
Data ARPU (EUR)	5.7	5.9	3.5%
% non-SMS over data revenues	84.9%	90.3%	5.4 p.p.
(1) Excludes M2M.

OIBDA totaled 2,326 million euros in 2019, up 26.8% y-o-y in reported terms. In organic terms, OIBDA decreased by 1.1% year-on-year.
Depreciation and amortization amounted to 2,463 million euros in 2019, increasing 18.9% year-on-year in reported terms, impacted by the adoption of IFRS 16 (+23.7 p.p.). In organic terms, the depreciation and amortization expense decreased by 4.8% year-on-year.
Operating loss totaled 137 million euros in 2019 (operating loss amounted to 237 million euros in 2018), as a consequence of higher revenues and lower costs due to the adoption of IFRS 16. In organic terms, operating loss improved year-on-year mainly due to the lower depreciation and amortization expense, despite lower contribution from synergies, higher upfront investments in the company's digital transformation program and continued market investment into the positioning of the O2 brand in comparison to 2018.

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TELEFÓNICA BRAZIL
The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	13,004.6	10,817.0	(16.8%)
Internet and data accesses (2)	7,564.7	7,009.2	(7.3%)
Broadband	7,485.2	6,938.9	(7.3%)
FTTx/Cable	4,991.1	5,022.8	0.6%
Mobile accesses	73,151.3	74,573.1	1.9%
Prepay	32,754.4	31,408.0	(4.1%)
Contract	40,396.9	43,165.1	6.9%
M2M	8,203.3	10,089.8	23.0%
Pay TV	1,566.6	1,319.7	(15.8%)
Final Clients Accesses	95,287.2	93,718.9	(1.6%)
Wholesale Accesses	14.8	13.4	(9.9%)
Total Accesses	95,302.0	93,732.3	(1.6%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
In 2019, Telefónica Brazil maintained its leadership in the higher value mobile segments (with a higher contract market share, source: ANATEL), which permitted the operator to capture consistent revenue growth in that segment. In the fixed business, there was continued focus on the growth of strategic technologies such as fiber, which allowed the operator to capture high-value customers in the IPTV business. This allowed Telefónica Brazil to offset in part the downturn in the traditional fixed business.
Telefónica Brazil had 93.7 million accesses as of December 31, 2019, down 1.6% compared to December 31, 2018. This decrease is a result mainly of the fall in the prepay customer base (affected by the slow macroeconomic recovery and migration to postpay) and fixed voice accesses (as a result of the migration to mobile, which was accelerated by the existence of unlimited voice offers), and the decrease in low value fixed broadband customers due to the discontinuation of Direct-to-Home (DTH) technology.
However, the high-value customer base improved, based on a higher customer base in postpay, Ultra Broadband and IPTV.
In the mobile business, the strategy remained focused on gaining and keeping high value customers, reaching a market share of 39.4% in the contract segment as of December 31, 2019 (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 32.9% as of December 31, 2019 (Source: ANATEL). Contract customers' growth (+6.9% y-o-y) more than offset the decrease in prepay customers (-4.1% y-o-y). Commercial offers focused on increasing data allowances with more data plans and value-added services, instead of voice and international roaming plans, as a result of price increases, following a more for more strategy.

The high value customer offer is focused on family plans complemented with OTT services (such as Netflix and VIVO music). In addition to the above, Telefónica Brazil has improved its interactions with customers through its virtual assistant AURA, which is available through the Meu VIVO application.
In the fixed business, the company maintained its strategic focus on fiber deployment, reaching 21.1 million premises passed with FTTx at December 31, 2019. The company is implementing alternative deployment models to accelerate fiber expansion which are less CapEx-intensive and has reduced the “time to market” period by entering into an agreement with American Tower which shares with Telefonica Brazil its network infrastructure. As part of these measures, Telefónica Brazil has launched a franchise model under the Terra brand. Telefónica Brazil reached 2.5 million FTTH connected homes by the end of 2019, up 30.8% year-on-year. Broadband service accesses, including ADSL, decreased to 6.9 million as of December 31, 2019, down 7.3% year-on-year. Fixed traditional accesses decreased by 16.8% year-on-year due to the fixed-mobile migration referred to above. Pay TV customers stood at 1.3 million as of December 31, 2019, decreasing 15.8% year-on-year due to a more selective commercial activity which targeted high value customers, whose activity resulted in the growth of IPTV accesses by 23.4% (representing 54.1% of total Pay-TV accesses).

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The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2018	2019	% Reported YoY	% Organic YoY (1)
Revenues	10,126	10,035	(0.9%)	1.9%
Mobile Business	6,372	6,498	2.0%	4.8%
Mobile service revenues	5,924	5,886	(0.6%)	2.1%
Fixed Business	3,754	3,537	(5.8%)	(3.2%)
Other income	312	427	37.0%	36.0%
Supplies	(2,039)	(1,686)	(17.3%)	4.4%
Personnel expenses	(1,080)	(1,028)	(4.9%)	3.1%
Other expenses	(3,008)	(3,486)	15.9%	1.1%
OIBDA	4,311	4,262	(1.1%)	3.7%
Depreciation and amortization	(1,990)	(2,516)	26.4%	8.0%
Operating income (OI)	2,321	1,746	(24.8%)	(1.0%)
CapEx	1,910	2,005	4.9%	7.9%
OIBDA-CapEx	2,401	2,257	(6.0%)	(0.6%)
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2018 for both years.

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 431 million euros and 4 million euros on OIBDA and on operating income, respectively.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2018, these restructuring costs totaled 46 million euros. There were no such restructuring costs during 2019.

•	Contingencies: the impact of the provisions relating to certain contingencies recorded in 2018 has been excluded in Telefónica Brazil (215 million euros).

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: organic variations exclude the positive impact in 2018 of the judicial decision of the Brazilian Supreme Court that the ICMS (an indirect tax) should not be included on the tax basis of the PIS/COFINS tax (which contributed 789 million euros on the OIBDA and on operating income).

•	Gains or losses on the sale of companies: the gain from the sale of Data Centers which totaled 15 million euros in 2019 has been excluded to calculate organic variations.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions (2 million euros in 2018) on CapEx. During 2019 no spectrum acquisitions were made.

•	Changes in the consolidation perimeter: we have excluded in 2018 the impact of the adjustment related to the amortization of the Data Centers, which were sold in 2019.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2019	% Reported YoY	% Organic YoY	Exchange rate effect	IFRS 16 impact	Restructuring costs	Contin-gencies	Gains/losses on sale companies	Spectrum acquisition	Perimeter change	Judicial decision PIS/COFINS
Revenues	(0.9%)	1.9%	(2.7)	—	—	—	—	—	—	—
Other income	37.0%	36.0%	(3.8)	—	—	—	4.8	—	—	—
Supplies	(17.3%)	4.4%	(2.8)	(18.9)	—	—	—	—	—	—
Personnel expenses	(4.9%)	3.1%	(2.6)	—	(4.3)	(0.9)	—	—	—	—
Other expenses	15.9%	1.1%	(3.3)	(1.5)	—	(6.9)	—	—	—	26.2
OIBDA	(1.1%)	3.7%	(2.5)	10.0	1.1	5.0	0.3	—	—	(18.3)
Depreciation and amortization	26.4%	8.0%	(2.9)	21.4	—	—	—	—	(0.1)	—
Operating income (OI)	(24.8%)	(1.0%)	(2.1)	0.2	2.0	9.3	0.6	—	—	(34.0)
CapEx	4.9%	7.9%	(2.9)	—	—	—	—	(0.1)	—	—
OIBDA-CapEx	(6.0%)	(0.6%)	(2.1)	18.0	1.9	9.0	0.6	0.1	(0.1)	(32.9)
Results discussion
Revenues in 2019 amounted to 10,035 million euros, down by 0.9% in reported terms, mainly affected by the depreciation of the Brazilian real (-2.7 p.p.). In organic terms, revenues grew by 1.9%, principally due to the positive evolution of the mobile business revenues (+4.8% y-o-y), which was partially offset by the impact of the regulatory interconnection tariff reduction, which also adversely impacted fixed revenues, which decreased by 3.2% in organic terms.

•
Revenues from the mobile business totaled 6,498 million euros in 2019, up by 2.0% in reported terms due mainly to the positive evolution of handset revenues (+36.9% y-o-y), which more than offset the impact of the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, revenues from the mobile business increased by 4.8% due to the positive evolution of handset revenues (+40.7% y-o-y in organic terms) due to increased demand for these services and accessories associated with higher value customers, especially smartphones. Mobile service revenues decreased by 0.6% y-o-y in reported terms, as a result mainly of the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, mobile service revenues increased by 2.1% year-on-year as a result of the increased proportion of contract customers and higher data usage and other connectivity services, which more than offset the lower inbound revenues, as a result of the lower interconnection tariffs, and the lower prepaid revenues due to the decrease in accesses.

•
Fixed telephony revenues totaled 3,537 million euros in 2019, down by 5.8% in reported terms due in part to the depreciation of the Brazilian real (-2.6 p.p.). In organic terms, fixed telephony revenues decreased by 3.2% as a result mainly of the decrease in voice traffic due to the continued fixed-mobile migration and the impact of the regulation which decreased retail fixed-mobile and fixed-fixed tariffs. This decrease was partially offset by the increase in broadband and new services revenues, which were up by 9.4% year-on-year in organic terms supported by the increase in fiber revenues, with customers having a higher ARPU.

The mobile ARPU increased by 0.4% year-on-year in reported terms despite the depreciation of the Brazilian real. In organic terms, mobile ARPU increased by 2.2% year-on-year as a consequence of price adjustments and the higher data ARPU which more than offset the negative impact of the interconnection tariff reduction.

TELEFÓNICA BRAZIL	2018	2019	%YoY	%Local Currency YoY
ARPU (EUR)	6.4	6.4	0.4%	2.2%
Prepay	2.8	2.9	0.4%	3.2%
Contract (1)	11.9	11.6	(2.5%)	(1.0%)
Data ARPU (EUR)	4.9	5.1	4.6%	6.1%
% non-SMS over data revenues	94.2%	95.3%	1.1 p.p.	1.1 p.p.
(1) Excludes M2M.

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OIBDA stood at 4,262 million euros in 2019, decreasing by 1.1% year-on-year in reported terms (+3.7% in organic terms).
Depreciation and amortization stood at 2,516 million euros in 2019, increasing 26.4% in reported terms due mainly to the adoption of IFRS 16 (+21.4 p.p.), partially offset by the depreciation of Brazilian real (-2.9 p.p.). In organic terms, the variation y-o-y is +8.0% due to higher investment in Telefónica Brazil.
Operating income stood at 1,746 million euros in 2019, decreasing 24.8% year-on-year in reported terms. The variation was mainly driven by the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS, which had a positive impact in 2018 but not in 2019 (-34.0 p.p.), and, to a lesser extent, the depreciation of the Brazilian real (-2.1 p.p.), offset in part by the impact of the adoption of IFRS 16 (+0.2 p.p.).
In organic terms, OI decreased by 1.0% year-on-year due to the increase in the depreciation and amortization expense and the higher personnel and supply costs, which more than offset the growth in postpaid, fiber and IPTV revenues, and the impact of savings resulting from digitalization and other cost control measures undertaken by Telefónica Brazil. In particular:
Supply costs totaled 1,686 million euros 2019, decreasing 17.3% in reported terms mainly due to IFRS 16 impact (-18.9 p.p.) and the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, supply costs increased by 4.4% due to higher handset costs associated with higher handset revenues that offset the positive impact of the reduction in interconnection rates and lower consumption of TV contents.
Personnel expenses totaled 1,028 million euros in 2019, down by 4.9% in reported terms, mainly explained by restructuring costs (-4.3 p.p.), the depreciation of the Brazilian real (-2.6 p.p.) and contingencies (-0.9 p.p.). In organic terms, personnel expenses increased by 3.1% year-on-year, due to internalization of IT activities related to strategic investment and transformation projects.

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TELEFÓNICA HISPAM NORTE
The table below shows the evolution of accesses in Telefónica Hispam Norte over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY	%Org YoY
Fixed telephony accesses (1)	3,169.8	2,538.6	(19.9%)	(11.6%)
Internet and data accesses (2)	1,337.1	1,292.4	(3.3%)	(2.9%)
Broadband	1,305.6	1,264.5	(3.1%)	(3.1%)
FTTx/Cable	303.7	329.2	8.4%	8.4%
Mobile accesses	68,041.1	59,572.5	(12.4%)	(0.6%)
Prepay	58,010.4	49,895.3	(14.0%)	(1.3%)
Contract	10,030.7	9,677.2	(3.5%)	3.5%
M2M	1,922.8	1,874.2	(2.5%)	0.5%
Pay TV	1,007.6	862.2	(14.4%)	(13.2%)
Final Clients Accesses	73,555.6	64,265.7	(12.6%)	(1.3%)
Total Accesses	73,556.1	64,266.2	(12.6%)	(1.3%)
Notes:
- Telefónica Móviles Guatemala accesses (2.8 million total accesses as of December 31, 2018) were excluded from January 1, 2019. Telefonía Celular de Nicaragua accesses (4.0 million total accesses as of December 31, 2018) were excluded from May 1, 2019. Telefónica Móviles Panamá accesses (1.6 million total accesses as of December 31, 2018) were excluded from September 1, 2019. The table includes accesses for Telefónica Costa Rica (2.2 million and 2.2 million total accesses as of December 31, 2018 and 2019, respectively) and Telefónica El Salvador (2.1 million and 2.1 million total accesses as of December 31, 2018 and 2019, respectively). The sales of Telefónica Costa Rica and Telefónica El Salvador are pending as of the date of this Annual Report.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

The table below shows 2019/2018 variations in accesses in reported and organic terms, as well as contribution to reported growth by each of Telefónica Móviles Panamá (which was sold on August 29, 2019), Telefonía Celular de Nicaragua (which was sold on May 16, 2019) and Telefónica Móviles Guatemala (which was sold on January 24, 2019), which impact has been excluded to calculate organic variations in accesses.

Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Guatemala	T. Nicaragua	T. Panamá
Fixed telephony accesses	(19.9%)	(11.6%)	(6.8)	(1.9)	(0.7)
Internet and data accesses	(3.3%)	(2.9%)	(0.3)	(0.1)	(0.1)
Broadband	(3.1%)	(3.1%)	—	—	—
FTTx/Cable	8.4%	8.4%	—	—	—
Mobile accesses	(12.4%)	(0.6%)	(3.8)	(5.8)	(2.4)
Prepay	(14.0%)	(1.3%)	(4.1)	(6.3)	(2.5)
Contract	(3.5%)	3.5%	(1.8)	(3.1)	(1.8)
M2M	(2.5%)	0.5%	(0.5)	(0.8)	(1.7)
Pay TV	(14.4%)	(13.2%)	(0.5)	(0.9)	—
Final Clients Accesses	(12.6%)	(1.3%)	(3.8)	(5.5)	(2.2)
Total Accesses	(12.6%)	(1.3%)	(3.8)	(5.5)	(2.2)
Total accesses amounted to 64.3 million at December 31, 2019 (-12.6% year-on-year in reported terms; -1.3% in organic terms). As of the date of this Annual Report, the sale of Telefónica de Costa Rica TC, S.A. (2.2 million and 2.2 million

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total accesses as of December 31, 2018 and 2019, respectively) and Telefónica El Salvador (2.1 million and 2.1 million total accesses as of December 31, 2018 and 2019, respectively) is pending.
Mobile accesses amounted to 59.6 million at December 31, 2019 and decreased by 12.4% year-on-year in reported terms, affected by the sales of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (-3.8 p.p., -5.8 p.p. and -2.4 p.p., respectively). In organic terms, mobile accesses decreased by 0.6% mainly due to the smaller prepaid customer base.

•
Contract accesses decreased by 3.5% year-on-year, affected by the sales of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (-1.8 p.p., -3.1 p.p. and -1.8 p.p., respectively). In organic terms, contract accesses increased by 3.5% due to the increases in Costa Rica (+33.2%); Colombia (+6.3%) and Mexico (+4.0%) as a result mainly of their focus on attracting high-value customers.

•
Prepay accesses decreased by 14.0% year-on-year affected by the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala (-4.1 p.p., -6.3 p.p. and -2.5 p.p., respectively). In organic terms, prepay accesses decreased by 1.3% year-on-year, with a net loss of 654 thousand accesses in 2019 in organic terms, mainly as a result of the evolution in Mexico (-0.3 million accesses) due to the disconnection of inactive customers which was partially offset by the evolution in Colombia (+122 thousand accesses).

•
The smartphone customer base decreased by 3.1% year-on-year at December 31, 2019 affected by the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala. Excluding this impact, the smartphone customer base increased by 10.2% reaching 31.0 million accesses (-1.0 million compared to December 2018 in reported terms; +2.9 million in organic terms). Smartphone penetration amounted to 53.9% (+5.2 p.p. year-on-year in reported terms; +5.1 p.p. in organic terms), with increases in all countries in the segment: Colombia (+10.0% in organic terms), Mexico (+10.5% in organic terms), Venezuela (+9.1% in organic terms), Ecuador (+5.1% in organic terms) and Central America (+14.4% in organic terms). 4G handset accesses increased by 20.2%, reaching 23.4 million accesses as of December 31, 2019.
Fixed accesses stood at 2.5 million at December 31, 2019 (-19.9% year-on-year in reported terms; -11.6% in organic terms) with negative net adds of 631 thousand customers, due to the erosion of the traditional fixed business. The impact of the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala on fixed accesses was limited, as they mainly provided mobile services.

•
Fixed broadband accesses amounted to 1.3 million at December 31, 2019 (-3.1% year-on-year). The penetration of fixed broadband accesses over fixed accesses stood at 49.8% (+8.6 p.p. y-o-y in reported terms; +4.4 p.p. in organic terms), as a result of the focus on UBB deployment in the region, reaching 1.7 million real estate units and 0.3 million connected accesses (+8.4% y-o-y). The penetration of UBB accesses over fixed broadband accesses stood at 26% (+2.8 p.p. year-on-year).

Pay TV accesses stood at 0.9 million as of December 31, 2019, decreasing 14.4% (-13.2% in organic terms) as a result mainly of decreases in accesses in Venezuela (-121 thousand accesses) and Colombia (-20 thousand accesses, negatively affected by the reduction in DTH technology accesses).
The table below shows the evolution of Telefónica Hispam Norte results over the past two years:

Millions of euros
TELEFÓNICA HISPAM NORTE	2018	2019	% Reported YoY	% Organic YoY (1)
Revenues	4,075	3,795	(6.9%)	(0.8%)
Mobile Business	3,343	3,085	(7.7%)	(1.2%)
Mobile service revenues	2,744	2,488	(9.3%)	(2.2%)
Fixed Business	732	706	(3.5%)	0.4%
Other income	229	436	90.4%	119.1%
Supplies	(1,349)	(1,229)	(8.9%)	10.4%
Personnel expenses	(352)	(405)	14.9%	2.0%
Other expenses	(1,810)	(1,767)	(2.4%)	9.2%
OIBDA	793	830	4.7%	(3.1%)
Depreciation and amortization	(967)	(981)	1.4%	(1.0%)
Operating income (OI)	(174)	(151)	(13.5%)	(17.9%)
CapEx	668	580	(13.3%)	11.6%
OIBDA-CapEx	125	251	100.5%	(15.5%)

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(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Foreign exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rate of 2018 for both years), except for Venezuela (in respect of which 2018 and 2019 results were converted at the closing synthetic exchange rate for each year).

•	Restructuring costs: we have excluded the impact of restructuring costs in 2019 and 2018 on OIBDA and operating income, amounting to 39 million euros and 18 million euros, respectively.

•
Changes in the consolidation perimeter: we have excluded in 2018 the results of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá and the impact of the adjustment related to the amortization of the Data Centers, sold in 2019.

•
Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2019 and 2018 amounting to 38 million euros (mainly in Mexico and El Salvador) and 135 million euros (mainly in Mexico), respectively.

•	IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 94 million euros on OIBDA and a negative impact of 92 million euros on operating income.

•
Goodwill impairments: impairment losses on goodwill are excluded to calculate organic variations. In 2018, the impairment loss on the goodwill assigned to Telefónica Móviles México amounting to 350 million euros was excluded. No goodwill impairments were recorded in 2019 in this segment.

•	Gains or losses on the sale of companies: the gain from the sale of the Data Centers which totaled 17 million euros in 2019, has been excluded from calculations of organic variations.

•
Mexico transformation: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which have a negative impact on OIBDA and operating income amounting to 239 million euros and 275 million euros, respectively.

•
Amortization of Centroamérica: we exclude the impact of the classification of certain assets as held for sale in 2019 on the depreciation and amortization expense for such year (76 million euros on operating income).

•
Update of the inflation rates by the BCV: the reported growth of Telefónica Venezolana as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) at the end of May 2019 of the inflation rates for the period from January 2016 to December 2019 (61 million euros in revenues, 7 million euros in OIBDA and 65 million euros in operating income) has been excluded.

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The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE 2019	% Reported YoY	% Organic YoY	Exchange rate effect	Restruc-turing costs	Perime-ter change	Spectrum acquisition	IFRS 16 impact	Impair-ments	Capital gains/losses on sale companies	Mexico Trans-formation	CAM Amortization	BCV Inflation
Revenues	(6.9%)	(0.8%)	0.9	—	(8.6)	—	—	—	—	—	—	1.5
Other income	90.4%	119.1%	1.7	—	(5.6)	—	(64.9)	—	7.1	39.6	—	0.1
Supplies	(8.9%)	10.4%	1.4	—	(9.0)	—	(11.7)	—	—	—	—	0.9
Personnel expenses	14.9%	2.0%	1.8	6.1	(8.8)	—	—	—	—	11.9	—	2.2
Other expenses	(2.4%)	9.2%	2.4	—	(4.7)	—	(4.7)	(19.4)	—	15.2	—	1.9
OIBDA	4.7%	(3.1%)	(3.2)	(2.7)	(15.9)	—	11.9	44.2	2.1	(28.6)	—	0.9
Depreciation and amortization	1.4%	(1.0%)	0.5	—	(6.3)	—	19.3	—	—	2.3	(7.5)	(6.0)
Operating income (OI)	(13.5%)	(17.9%)	17.5	12.4	37.3	—	52.8	n.m.	(9.3)	n.m.	(41.7)	(37.4)
CapEx	(13.3%)	11.6%	(0.6)	—	(8.8)	(14.8)	—	—	—	—	—	2.7
OIBDA-CapEx	100.5%	(15.5%)	(17.4)	(17.3)	(53.9)	79.3	75.6	n.m.	13.0	n.m.	—	(8.4)
n.m.: not meaningful.

Results discussion
Revenues amounted to 3,795 million euros in 2019, decreasing 6.9% year-on-year in reported terms. This decrease was mainly driven by changes in the consolidation perimeter (-8.6 p.p.) and was partially offset by the impact from the BCV index adjustment (+1.5 p.p.), and changes in exchange rates (+0.9 p.p.). In organic terms, revenues decreased by 0.8% year-on-year due to the decrease in accesses and voice revenues, partially offset by the increase in handset sales, broadband revenues and new services and TV revenues.

•
Mobile service revenues amounted to 2,488 million euros in 2019, decreasing 9.3% year-on-year in reported terms. This decrease was mainly driven by the changes in the consolidation perimeter (-11.0 p.p.) and was partially offset by the impact from the BCV index adjustment (+ 2.0 p.p.), and changes in exchange rates (+1.6 p.p.). In organic terms, mobile service revenues decreased by 2.2%. Mobile service revenues performance by country was as follows:

•
In Colombia, mobile service revenues amounted to 730 million euros in 2019, decreasing by 3.9% year-on-year in reported terms, mainly affected by changes in exchange rates, which decreased growth by 5.1 percentage points. Excluding this impact, these revenues increased by 1.2% due to the positive evolution of postpay customers in the B2C segment and national roaming and mobile IT services, which offset the ARPU erosion in prepay customers and in the B2B segment.

•
In Mexico, mobile service revenues amounted to 918 million euros in 2019, increasing by 3.3% year-on-year in reported terms. This increase was mainly attributable to changes in exchange rates, which increased growth by 5.2 percentage points. Excluding this impact, these revenues decreased by 1.9%, principally due to the decrease in wholesale revenues from national roaming services, partially offset by an increase in mobile contract revenues.

•
Fixed business revenues amounted to 706 million euros in 2019, decreasing by 3.5% year-on-year in reported terms, due mainly to changes in exchange rates (-2.7 p.p.) and in the consolidation perimeter (-1.9 p.p.). This decrease was partially offset by the impact from the BCV index adjustment (+0.7 p.p.). In organic terms, these revenues increased by 0.4% year-on-year due to the growth in fixed broadband and new services and TV revenues, which more than offset the decline in accesses and voice and TV revenues in Colombia.

OIBDA amounted to 830 million euros in 2019, increasing 4.7% year-on-year in reported terms (-3.1% in organic terms).
Depreciation and amortization reached 981 million euros in 2019, up 1.4% year-on-year in reported terms (-1.0% in organic terms).
Operating loss reached 151 million euros in 2019 (operating loss amounted to 174 million euros in 2018). This evolution is mainly due to the results of the impairment of goodwill in Mexico in 2018. On the other hand, operating loss in 2019 was

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negatively affected by the transformation of the operational model in Telefónica Mexico after the agreement reached with AT&T. In organic terms, operating income decreased 17.9%, mainly affected by the spectrum fees payment in Mexico, higher handsets, network and IT expenses and lower revenues, despite of lower depreciation and amortization in the period. The higher expenses are explained by:

•
higher supply costs due to the higher interconnection costs in all regions (except in Telefónica Ecuador) and higher handsets costs driven mainly by customer loyalty initiatives implemented in Telefónica Colombia and Telefónica Mexico, which were partially offset by lower supply costs in Telefónica Ecuador;

•	higher personnel expenses in all countries in the region, except Telefónica Mexico; and

•	higher network expenses, principally in Telefónica Colombia, due to the expansion of the fixed and mobile networks, which more than offset the reduction in expenses in Telefónica Ecuador.
Below is additional information by country:

•
Colombia: Operating income amounted to 172 million euros in 2019, increasing 0.6% in reported terms.  due to the good performance of devices sales and gains resulting from the sale of towers, largely offset by the adoption of IFRS 16 which decreased growth by 47.1 percentage points and the exchange rate evolution which decreased growth by 7.8 percentage points.

•
Mexico: Operating loss amounted to 613 million euros in 2019 (operating loss amounted to 133 million euros in 2018), mainly impacted by the transformation of the operating model of Telefónica Mexico, higher spectrum fees and higher depreciation and amortization.

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TELEFÓNICA HISPAM SUR
The table below shows the evolution of accesses in Telefónica Hispam Sur over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	7,435.2	6,462.9	(13.1%)
Internet and data accesses (2)	4,669.7	4,428.5	(5.2%)
Broadband	4,549.5	4,303.4	(5.4%)
FTTx/Cable	2,490.8	2,920.4	17.2%
Mobile accesses	42,575.1	37,758.5	(11.3%)
Prepay	25,571.6	20,818.9	(18.6%)
Contract	17,003.5	16,939.7	(0.4%)
M2M	1,457.7	1,793.3	23.0%
Pay TV	2,209.9	2,181.4	(1.3%)
Final Clients Accesses	56,889.9	50,831.3	(10.6%)
Total Accesses	56,913.1	50,852.1	(10.6%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
Total accesses amounted to 50.9 million at December 31, 2019 (-10.6% year-on-year).
Mobile accesses amounted to 37.8 million customers at December 31, 2019, down 11.3% year-on-year, mainly due to a smaller prepay customer base.

•
Contract accesses decreased by 0.4% year-on-year, mainly due to decreases in Telefónica Argentina (-2.3%), which were partially offset by Telefónica Chile (+2.8%), Telefónica Uruguay (+1.3%) and, to a lesser extent, Telefónica Peru (+0.1%). Contract accesses increased by 5.7% year-on-year excluding the regulation of the customer base (disconnection of inactive customers).

•
Prepay accesses decreased 18.6% year-on-year, with a net loss of 4.8 million accesses in 2019, which affected all countries in the segment: Telefónica Argentina (-1.9 million accesses), Telefónica Peru (-1.8 million accesses), Telefónica Chile (-1.0 million accesses) and, to a lesser extent, Telefónica Uruguay (-14.5 thousand accesses). This evolution was mainly due to the intense market competition, the continued prepay to contract migration trend and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base decreased by 2.4% year-on-year to 20.9 million accesses at December 31, 2019, and was affected partially by the disconnection of inactive customers in the first months of 2019. Smartphone penetration amounted to 58.7% as of December 31, 2019 (+6.1 p.p. year-on-year) growing in all countries in the segment, especially in Argentina (+8.0 p.p. y-o-y). In addition, accesses with 4G handsets increased 2.9%, reaching 16.4 million accesses by December 31, 2019.

Fixed accesses stood at 6.5 million at December 31, 2019 (-13.1% year-on-year) with a net loss of 1.0 million customers, due to the continued erosion of the traditional fixed business.
Fixed broadband accesses decreased to 4.3 million at December 31, 2019 (-5.4% year-on-year), mainly due to decreases in Telefónica Argentina (-11.5% year-on-year) and Telefónica Chile (-7.9% year-on-year), which were partially offset by growth in Telefónica Peru (+0.8% year-on-year). The decrease was attributable in part to the Group's focus on fiber (high-value customers) in certain regions, which negatively affected the growth in the copper business. Focus on UBB deployment in the region continued and the penetration of FBB accesses over fixed accesses stood at 67% (+5.4 p.p. y-o-y), reaching 9.8 million real estate units and 2.9 million connected accesses (+17% year-on-year). The penetration of UBB accesses over fixed broadband accesses stood at 68% (+13 p.p. year-on-year).
Pay TV accesses decreased to 2.2 million (-1.3% year-on-year), with a net loss of 29 thousand accesses mainly due to lower DTH accesses, which was partially offset by growth in IPTV/Cable accesses.

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The table below shows the evolution of Telefónica Hispam Sur results over the past two years:

Millions of euros
TELEFÓNICA HISPAM SUR	2018	2019	% Reported YoY	% Organic YoY (1)
Revenues	6,677	6,384	(4.4%)	15.3%
Mobile Business	3,965	3,674	(7.3%)	13.7%
Mobile service revenues	3,115	2,796	(10.2%)	11.4%
Fixed Business	2,712	2,707	(0.2%)	17.2%
Other income	148	225	51.9%	69.4%
Supplies	(2,051)	(1,804)	(12.0%)	11.2%
Personnel expenses	(943)	(1,057)	12.1%	24.7%
Other expenses	(2,112)	(2,350)	11.3%	21.0%
OIBDA	1,719	1,398	(18.7%)	12.6%
Depreciation and amortization	(1,167)	(1,279)	9.6%	2.0%
Operating income (OI)	552	119	(78.5%)	24.5%
CapEx	1,116	965	(13.6%)	0.2%
OIBDA-CapEx	603	433	(28.1%)	32.0%
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Exchange rate effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rates of 2018 for both years). In 2019 and 2018, we have also excluded the impact of hyperinflation adjustments in Argentina.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2019 and 2018, amounting to 201 million euros and 50 million euros on OIBDA and operating income, respectively.

•	Gains or losses on the sale of companies: the gain from the sale of Data Centers which totaled 29 million euros in 2019, has been excluded to calculate organic variations.

•	Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2019 (31 million euros in Argentina and Uruguay) and 2018 (21 million euros in Argentina).

•	Changes in the consolidation perimeter: the impact of the adjustment related to the amortization of the Data Centers, which were sold in 2019 has been excluded in 2018.

•
Goodwill impairments: impairment losses on goodwill have been excluded to calculate organic variations. In 2019, the impairment loss on the goodwill assigned to Telefónica Argentina amounting to 206 million euros was excluded. No goodwill impairments were recorded in 2018 in this segment.

•
IFRS 16 impact: the organic variation excludes the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 123 million euros on OIBDA and a negative impact of 34 million euros on operating income.

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The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR 2019	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restruc-turing costs	Capital gains/losses on sale companies	Spectrum acquisition	Perimeter changes	Impair-ments	IFRS 16 Impact
Revenues	(4.4%)	15.3%	(20.4)	—	—	—	—	—	—
Other income	51.9%	69.4%	(15.5)	—	29.4	—	—	—	(34.1)
Supplies	(12.0%)	11.2%	(15.5)	—	—	—	—	—	(7.8)
Personnel expenses	12.1%	24.7%	(40.0)	27.1	—	—	—	—	—
Other expenses	11.3%	21.0%	(20.4)	—	0.5	—	0.1	9.8	(0.6)
OIBDA	(18.7%)	12.6%	(14.9)	(14.9)	1.9	—	(0.1)	(12.0)	7.2
Depreciation and amortization	9.6%	2.0%	(5.5)	—	—	—	(0.1)	—	13.5
Operating income (OI)	(78.5%)	24.5%	(34.7)	(46.3)	6.0	—	—	(37.3)	(6.1)
CapEx	(13.6%)	0.2%	(15.3)	—	—	1.5	—	—	—
OIBDA-CapEx	(28.1%)	32.0%	(14.2)	(42.4)	5.5	(2.8)	(0.2)	(34.2)	20.5
Results discussion
Revenues amounted to 6,384 million euros in 2019, decreasing 4.4% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation in Argentina, which decreased growth by 20.4 percentage points. In organic terms, revenues grew by 15.3% year-on-year, driven by the good performance of both mobile and fixed revenues, the overall adjustment in tariffs in Argentina, and the increase in handset sales, which more than offset interconnection tariff reductions and the difficult social situation in countries like Chile.

•
Mobile service revenues amounted to 2,796 million euros in 2019, decreasing 10.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation in Argentina, which decreased growth by 22.3 percentage points. Excluding these effects, mobile service revenues grew by 11.4%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues amounted to 1,122 million euros in 2019, decreasing by 11.7% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation, which decreased growth by 48.0 percentage points. Excluding these impacts, these revenues grew by 36.3% due to the adjustments in tariffs and higher handset sales.

•
In Chile, mobile service revenues amounted to 792 million euros in 2019 and decreased by 12.4% year-on-year in reported terms, due in part to the foreign exchange rate effects, which decreased growth by 3.3 percentage points. Excluding this impact, these revenues decreased by 9.1% impacted by intense competition in the market, the reduction of regulatory tariffs and the difficult social situation, partially offset by higher broadband and new services revenues.

•
In Peru, mobile service revenues amounted to 693 million euros in 2019, decreasing by 7.3% year-on-year in reported terms, despite the positive impact of changes in foreign exchange rates, which increased growth by 3.4 percentage points. Excluding this impact, these revenues decreased by 10.7% affected by intense competition in the market that put downward pressure on prices, and the reduction of regulatory tariffs, which adversely affected wholesales revenues.

•
Fixed business revenues amounted to 2,710 million euros in 2019, decreasing by 0.2% year-on-year in reported terms. Excluding the foreign exchange rate effects and hyperinflation in Argentina, which decreased growth by 18.1 percentage points, these revenues grew by 17.2% year-on-year, due to the growth in fixed broadband revenues in all regions, increases in accesses and voice revenues in Argentina due to tariff adjustments and a higher quality access base.

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OIBDA reached 1,398 million euros in 2019, decreasing 18.7% year-on-year in reported terms (+12.6% in organic terms).
Depreciation and amortization amounted to 1,279 million euros in 2019, up 9.6% year-on-year in reported terms (+2.0% in organic terms).
Operating income amounted to 119 million euros in 2019, decreasing 78.5% year-on-year in reported terms, mainly due to the restructuring costs (-46.3 p.p.), the impairment of goodwill in Argentina (-37.3 p.p.) and the foreign exchange effect and hyperinflation in Argentina (-34.7 p.p.). In organic terms, operating income increased 24.5% year-on-year, due to the higher revenues, offset in part by higher handset, network and IT expenses (which were mitigated, in turn, by the implementation of certain cost control measures) and the higher depreciation and amortization expense. The increase in expenses was mainly attributable to the following factors:

•	higher supply costs due to higher handsets costs driven by customer loyalty initiatives, which were partially offset by the lower interconnection costs in all regions, except Argentina;

•	higher personnel expenses driven by inflation in Argentina and Uruguay, which were partially offset by the savings resulting from the restructuring plans carried out during 2019 in Chile and Peru; and

•	higher network expenses driven by inflation in Argentina and Uruguay, which were partially offset by efficiencies in Chile. Network expenses in Peru remained stable.
Below is additional information by country:

•
Argentina: Operating income amounted to 100 million euros in 2019, decreasing by 63.2% in reported terms, as a result mainly of the foreign exchange rate effects and hyperinflation (-63.8 p.p.), partially offset by the adoption of IFRS 16 (+1.1 p.p.). Year-on-year variation was negatively affected by the increase in the depreciation and amortization expense, partially offset by service and handset revenue growth.

•
Chile: Operating income amounted to 244 million euros in 2019, decreasing 0.3% in reported terms as a result mainly of the exchange rate evolution (-3.9 p.p.), partially offset by the adoption of IFRS 16 (+2.6 p.p.) and the decrease in depreciation and amortization expense.

•
Peru: Operating loss amounted to 71 million euros in 2019 (operating loss of 21 million euros in 2018), due to the IFRS 16 impact, partially offset by the exchange rate evolution. Operating loss was positively affected by the non-subsidy policy and the capture of efficiencies relating to digitalization and personnel and the reduction in depreciation and amortization expense during the period.

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1.9. Innovation
Innovation has been part of Telefónica’s DNA since the very beginning. We understand that being able to anticipate the future, comprehend the Company’s needs and work to continue to be pioneers in the digital world is key. To achieve this, we leverage in-house innovation and innovation developed externally by third parties we invest in and with whom we work closely.
In our innovation areas, 80% of our work focuses on identifying future opportunities in our business and the other 20% on looking for new areas where the Company can reinvent itself through disruptive models. By doing this we guarantee our ability to anticipate needs as regards developing our own platforms and services and finding heretofore unknown new opportunities.
Main innovation indicators

	2017	2018	2019
Investment in R&D and innovation (million euros)	5,970	6,114	5,602
Investment in R&D and innovation / revenue (%)	11.5%	12.6%	11.6%
Investment in R&D (million euros)	862	947	866
Investment in R&D / revenue (%)	1.7%	1.9%	1.8%
Industrial property rights portfolio portfolio	-4.8%	9.9%	-8.6%
Intellectual property rights portfolio	643	601	477
Registered patents	32	22	27

New assets generated in 2019	Territory of the asset
27 Patents	21 European patents
2 Spanish patents
4 international patents PCT
3 Industrial designs	EUIPO - European Union Intellectual Property Office
Furthermore, across the board in in-house innovation and innovation developed through our ecosystem of partners, we promote sustainable solutions. Thanks to this, our main aim is to generate a positive impact on the social and economic development of the regions where we operate or protect our natural environment, as well as generating in turn a profitable business model for the Company.
1.9.1. Internal Innovation (Core Innovation)
At Telefónica we strive to innovate so as to offer our customers constantly enhanced solutions, while also exploring new technologies, projects and businesses that afford us the ability to reinvent ourselves.

A large part of these innovation activities is performed by research and development teams from the Core Innovation area. Its mission centres on increasing our competitiveness through innovation as regards Telefónica's own assets, platforms and services, such as connectivity, data and video platforms. The Core Innovation unit also works on developing new products and experimental and applied research. With the goal of driving new technologies, to carry out its functions this unit collaborates with other external organisations and universities at a national and international level.
The working model for Core Innovation is based mainly on Lean Startup methodology. This makes it possible to shorten the innovation and design process, increasing its efficiency and maintaining a clear customer-oriented approach throughout the process.
The process is divided into four phases, which are developed up until the commercial launch; during these, various targets must be met that determine whether to continue or to reject the project.
Another main pillar of in-house innovation is that of creating an intra-entrepreneurship and innovation culture. To this end, through the “IN_Prendedores” global programme, Core Innovation provides funding and resources for the best ideas and projects submitted by Company employees to meet the various challenges which are set periodically.

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Innovation in connectivity
Connectivity is one of the main pillars of our business. Through innovation, we seek to develop technologies and infrastructures that are increasingly flexible, efficient and capable of covering the new needs arising out of digital transformation.
Notable among these was the launch, together with Facebook, BID Invest and CAF, in May 2019, after several years of research and development, of Internet for All (IpT), a rural mobile infrastructure operator in Peru. It focuses on providing access to mobile Internet in rural or hard to reach areas both for Telefónica and for other mobile operators willing to use its services. With a strong innovation-oriented approach to provide a sustainable service, Internet for All will take advantage of hot-air balloon technology (Loon) to reach inaccessible areas, thereby complementing its terrestrial coverage network.
In addition, during the year we continued to foster research into edge computing technologies. The goal is to transform our communication centres into data processing centres, through the deployment of servers and digitalisation. Pre-commercial pilots for services, such as edge-based storage, remote content production and distribution of virtual reality content, were rolled out.
Lastly, we are working, in conjunction with the European Commission and ICT industry, on continuing to drive the 5G Infrastructure Public-Private Partnership (5G PPP) initiative. We are thus preparing our infrastructures for the future, building a high-capacity, ultra-fast, programmable, flexible, scalable and open multi-service network capable of delivering the features that new services will demand in a financially sustainable and efficient way.
Innovation in new products and solutions
Going beyond connectivity, Telefónica has established itself as a key player in the digital world, innovating in the development of new digital services and products.
The different lines of activity include the following:

•	Developing solutions based on Big Data and analysing information.

•
Exploration of new video experiences and potential business that can be generated based on these; with the goal of contributing value to our video platforms and channels, we are working on discovering new upgrades in production, distribution and consumption of video, exploring alternative digital platforms and formats.

•	Innovation in advanced cognitive digital marketing services for business, by applying Artificial Intelligence to sales processes in order to personalise the relationship with customers.

•	Blockchain-based solutions, an area in which Telefónica is establishing itself as a pioneer and benchmark.

Furthermore, leveraging our telecommunications infrastructures, we began testing 5G-based solutions. A result of this has been the emergence of the 5G self-driving bus and the first mobile 4K television demonstrator in Spain.
It is also important to highlight that 5G, together with the development of edge computing, will represent a great step forward in the field of online gaming. This solution enables servers to be just four milliseconds from the user, and it will enable the number of games that can be executed without a console to be substantially increased. This will encourage the appearance of gaming providers on our platforms.
Disruptive, applied and experimental innovation
We have research and innovation teams which are permanently analysing the possible futures of technology, looking ahead. The results of these activities include, among other things, the creation of the Internet of Things (IoT) and Artificial Intelligence business units, which have become strategic areas for developing our business.
It is important to highlight the work being done on studying human behaviour, based on the information obtained from mobile data, and the research projects on Artificial Intelligence which seek to analyse abusive behaviour on social media. We have also worked with universities, suppliers and international bodies in areas like networks, the future of the Internet and automatic learning.
Telefónica Alpha
Telefónica Alpha is the first 'Long Term Innovation Factory' in Europe. We launched this innovation subsidiary in 2016 with the aim of creating groundbreaking technology projects to find radical solutions that help to create a positive impact on society or on the planet. Alpha works on technically highly ambitious, long-term projects which can have an impact on millions of people and will help to resolve some of the major challenges associated with health.
1.9.2. Open Innovation
Telefónica's Open Innovation area is divided into the Telefónica Open Future, Wayra and Telefónica Innovation Ventures units as global and open programmes designed to connect entrepreneurs, startups, investors and public and private organisations around the world.

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The main goal of these programmes is to develop and foster technological-digital entrepreneurship and talent in the local ecosystems of the countries where we are present in order to incorporate the innovation by the startups it supports into the Company. To this end, it promotes the growth of ideas, projects and companies, while detecting talent at any stage of maturity.
Our hubs represent a single point of access for startups to major corporate partners, investors, governments, public institutions and leading entrepreneurs. In addition, having public and private partners makes it possible to boost the global entrepreneurial ecosystem by extending our range of services and offering entrepreneurs in our ecosystem the opportunity to access events, competitions and rounds of financing.
Main open innovation indicators

2019
Startups in portfolio/active	More than 500
Startups working with Telefónica	More than 100
Countries	15 on three continents
Wayra hubs	7
Open Future spaces	46
Telefónica Innovation Ventures scouting centres	2 (Silicon Valley and Spain)
Startups invested in by Telefónica Innovation Ventures	12
In essence, the Open Innovation programmes are a complete, unique interface between entrepreneurs and our partner network: major companies, governments and other significant players, and collaborate with the startups in our ecosystem to contribute new efficiencies for the Group or new solutions for our customers.
Entrepreneurship ecosystem
Telefónica Open Future
At Open Future, we support local startups in the maturity development phase in conjunction with strategic alliances with public and private partners.
Specifically, we have created the Open Future Hubs with our partners. These provide physical workspace, mentoring and access to exclusive offers from commercial partners, etc. Companies that do not yet have a viable product or that generate business are potential candidates to enter the programme.
We currently have 46 Hubs in nine countries based on two continents.
Wayra
Wayra has hubs in Europe and Latin America, with operations in several countries. In Europe, we have hubs in Spain (Madrid and Barcelona), the United Kingdom and Germany, while in Latin America we have three hubs in Brazil, Colombia (where we also coordinate our presence in Mexico and Venezuela) and

Argentina (where we also coordinate our operation in Chile and Peru).
Our goal is to accompany and support entrepreneurs in achieving a global scale and connect innovators with Telefónica's business units to create joint opportunities.
In 2018, we relaunched the Wayra programme with the aim of accelerating and investing in technology companies that are more mature and that fit well with Telefónica’s strategic projects in fields such as Big Data, Artificial Intelligence, the Internet of Things, cybersecurity and fintech. Since then, Wayra has opted for start-ups which are a better fit with these strategic points for Telefónica and have higher total investments, leveraging third parties.
Wayra has also fostered the “Activation Programmes”, which make it possible to generate APIs to facilitate access to Telefónica's platforms by partners, startups and developers. The startups that participate in these activation programmes have exclusive access, free of charge, to our platforms and expert technical support to develop their solutions. However, this initiative proposes not only to support startups from the technical perspective but also to offer business development opportunities for their solutions with our customers, as well as investment opportunities through Wayra.
There are currently two programmes in progress: the IoT Activation Programme and the Blockchain Activation Programme, launched in 2019.
Investment Funds - Innovation Ventures
Telefónica Innovation Ventures (TIV) is the corporate venture capital vehicle for investing and building strategic alliances that enable us to lead the major challenges facing our industry, by developing new businesses that are in line with the Company's global strategy.
These funds invest directly in technology startups and also by participating as a limited partner through a network of leading venture capital funds in key markets for the Group. The current Innovation Ventures portfolio is made up of startups which have been invested in either directly or indirectly (through other venture capital funds).
In 2019, two direct investments were made in strategic companies for Telefónica. One is in the field of new-generation virtualised and open telecommunication networks and the other centres on blockchain to increase the flexibility and efficiency of payments between telecommunications operators.
Also in 2019, the venture capital funds network was strengthened through Telefónica Innovation Ventures entering, as a limited partner, three venture capital funds which focus on investing in high-tech startups in USA, Israel and Brazil.
TIV has scouting and analysis offices in Silicon Valley and Madrid, and focuses on the European, Brazilian, United States and Israeli markets.

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1.9.3. Sustainable Innovation
At Telefónica, we approach sustainability as a process of a cross-cutting nature throughout innovation which pursues social and environmental transformation, taking into account the major global challenges that face us. The aim is to drive breakthroughs that contribute to attaining the Sustainable Development Goals defined by the United Nations as part of the 2030 Agenda.
The main issues which are being worked on from this perspective are ones associated with:

•	Digital inclusion, ensuring that we take connectivity to everyone without leaving anyone behind.

•	Developing more humane societies through solutions that improve people's quality of life.

•	Developing new products that reduce emissions and waste and improve energy efficiency both internally and for our customers.
In this respect, in recent years we have fostered the development of new business lines, including new IoT solutions aimed at protecting natural ecosystems, projects to facilitate connectivity in remote locations and accessibility of technology for people with any type of disability, Big Data for Social Good initiatives with research and studies into Smart Agro, and assessment of pandemics and environmental pollution.
In 2019, the Sustainable Innovation Initiative celebrated its fifth edition, as part of the IN_PRENDEDORES programme. The call for proposals received over 262 projects submitted from 10 countries; employees, startups from the open innovation ecosystem, universities and Telefónica Group suppliers entered their proposed solutions with the goal of building a more sustainable society and, while being able to generate a profitable business model for the Company. The best projects receive funding and are promoted internally to enable them to become commercial solutions in the future.

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Chapter 2 Efficiency and Trust Non-financial information statement

Efficiency
2.1. Telefónica's efficiency model
2.2. Sustainability Governance model
2.3. Digitalisation and the environment
2.4. People in the Digital Transformation

Trust
2.5. Employee Wellbeing
2.6. Clients
2.7. Digital trust
2.8. Ethics and Compliance
2.9. Suppliers, our allies
2.10. Human Rights
2.11. Our contribution to communities: impacts and SDGs
2.12. Appendix

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EFFICIENCY
2.1. Telefónica's efficiency model
Our efficiency model is derived from our vision and strategy and begins first of all with the transformation of the relationship with our customers, next with the transformation of our networks and lastly with the transformation of the team that is going to prepare all of this.
Digitalisation and customers
Therefore, the digitalisation of our relationship with our customers is key. Telefónica remains committed to migrating its customers to digital platforms with an end-to-end perspective of the customer (the Full Stack approach) and had managed to migrate 35% of customers already (103 million) by the end of 2019. In addition,69% of processes have already been digitalised and managed in real time.
The E2E Digital Transformation programme has accelerated significantly, making it possible to capture savings of 429 million in 2019, having completed 86% of the target of 1 billion euros in savings committed to in the 2017-20 programme, in addition to increasing our NPS up to 21. This transformation programme is based, among other initiatives, on:

•
Improving the digital experience in the sales process with an increase of28% year-on-year in online commercial transactions in 2019, mainly driven by optimising digital marketing through the use of Big Data and offer personalisation, and by optimising digital sales processes through agile methodologies with an impact on improving time to market and the effectiveness of the campaigns.

•
Digitalisation of customer care services with a -12% decrease in calls handled at the call centres compared to 2018, thanks to the progressive digitalisation and automation of contacts. The cognitive platforms of the Contact Centres answered 52 million calls, of which 14% were handled fully automatically (with understanding levels amounting to 90%).

•	Blockchain applied to the supply chain in Brazil exceeds 800,000 transactions daily (see the flagship Blockchain in the supply chain case in the 2018 integrated report)

•	Automation of processes: in 2019, 1501 robots were deployed with a significant impact both on quality of service and on efficiency.
Finally, with the fourth platform 40 AI and Big Data products were deployed about standardised capacities, launching services such as Phoenix and Neptuno (optimisation of mobile network planning) and personalising offers. We also made strides in implementing Aura, our customer relationship and home services management model, in nine countries and Movistar Home, our home assistant.

Digitalisation of our networks
The evolution of our networks attempts, on the one hand, to cover the exponential data-traffic-based demand from our customers and, on the other, to do so with the lowest possible environmental impact. Thus, in 2018 our fixed ultra-wideband network reached 128 million of building units passed. The investment in fibre drives revenue and environmental efficiency through its link to the copper decommissioning plan. Fibre is 85% more energy efficient than copper. In addition, thanks to energy efficiency projects and our commitment to renewable energies, energy consumption per data traffic unit fell by -72% in a period of 3 years while the traffic passing through our networks tripled in the same period.
Over its useful life of more than 30 years, fibre will technologically evolve until it delivers symmetrical 10 Gbps speeds and will optimise 5G deployment. In the mobile network, the transformation of the access network will support more flexible, virtually managed services (Open Access). LTE coverage is at 79% (96% in Europe and 73% in Latin America). In addition, and thanks to the deployment of MIMO 4x4, Carrier Aggregation and 256 QAM, the properties of the LTE network will improve (wireless coverage, speed and capacity) as will, therefore, customers' user experience.
Thanks to these technologies, it is possible to transmit a greater amount of information making use of the same spectrum as with previous technologies by increasing its efficiency of use and, in turn, enabling our customers to enjoy their services at faster speeds.
The deployment of 5G is based on our leadership in fibre and network virtualisation (UNICA in 10 countries), highlighting:

•	The 5G Technological Cities project (in Talavera, Segovia, Málaga, Alcobendas and Galicia) which boosts development and verification of new use cases.

•	The pioneering validation at a global level of 5G technology and augmented reality in performing remote surgery (Spain-Japan) and its broadcasting in real time with the chance for doctors to interact.

•	The agreement with BBVA to roll out 5G technology at its headquarters, which will enable the creation of premium services tailored to customers' needs.

•	In the United Kingdom, the widening of the 5G service to up to 21 cities 5G by the end of 2019.

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At the same time, the plans for shutting down legacy mobile and fixed networks (3G and copper) are accelerating in Spain and Latin America. The transformation of the core of the data network (IP network) has reached 58%, meaning less investment to support the same level of traffic (40% compared to the previous IP technology).
Below we provide details about both our environmental strategy, referring not only to the deployment of our networks but also to the effect of digitalisation on our customers' emissions and the circular economy, and our continual commitment to talent and the transformation of our team.

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2.2. Sustainability Governance Model GRI 102-20, 102-26, 102-27, 102-29, 102-30, 102-31, 102-32, 102-33
Our Responsible Business Principles and our Responsible Business Plan, respectively, make up the ethical framework and our roadmap as regards sustainability. Both are approved by the Board of Directors, as are the group's most important policies on this issue (see policies in 2.7. Ethics & Compliance chapter). The Sustainability and Quality Committee of the Board supervises the implementation of the Responsible Business Plan at its monthly meetings. In addition, the Audit and Control Committee takes on an important supervisory role as regards ethics and sustainability, as it supervises the compliance area, the risk analysis and management process, and the Company’s reporting processes. (See chapter 4.4. The organisational structure of the Administrative Bodies)
The Company’s Responsible Business Plan includes targets and projects concerning the Company’s ethical and responsible management, respect for human rights, our Customer Pledge, our commitments with regard to privacy, freedom of expression and information, security, ethical management of Artificial Intelligence and responsible management of technology, sustainable management of the Supply Chain, our Climate Change and Environment strategy, promoting Diversity, the safety and well-being of our employees, and a business strategy focusing on generating products and services that contribute to addressing the major social and environmental challenges of society (sustainable innovation).
Some of the major goals of the Responsible Business Plan are also incorporated into the variable remuneration of all those employees of the company with variable remuneration.

Approval	Board of Directors
Supervision	Sustainability and Quality Committee Audit Committee
Monitoring	Responsible Business Office
Implementation	Corporate Support and Business Areas Country Operators
The Responsible Business Office, which four times a year brings together the top managers of the areas of Compliance, Audit, Legal Services, Human Resources, Corporate Ethics and Sustainability, Communication, Security, Procurement, Technology & Operations, Digital Consumer, Telefonica Tech and Telefonica Infra, undertakes monitoring of the Responsible Business Plan. This Office reports through the head of Corporate Ethics and Sustainability to the Sustainability and Quality Committee.
The corporate support and business areas, on the one hand, and the Executive Committees of the Operators, on the other, are responsible for implementing the objectives of the Responsible Business Plan.

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2.3. Digitalisation and the environment GRI 103, 102-11
Telefónica aims to create a world where digital technology contributes to protecting the planet. To achieve this, we have reduced our footprint on the environment whilst promoting digitalisation as a key tool for addressing the main environmental challenges. Some of our products and services already provide solutions for climate change, waste, water, air pollution, fires and biodiversity.
This is just the beginning, because there are more and more opportunities for growth in the green economy. In a digital world there are more opportunities for eco-efficiency and a decarbonised and circular economy.
We have a global environmental strategy and act at different levels, always aligned with our business strategy. The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the global environmental policy and targets, within the framework of our Responsible Business Plan. The carbon emissions reduction targets are part of the variable remuneration of all the Company's employees, including the Board of Directors. Environment has become an strategic issue for the Company.
In late 2018 we announced the Telefónica's Sustainable Financing Framework (Telefónica SDG Framework. November 2018) whereby the company already issued the first Green Bond of the telco sector worldwide in early 2019 and also the first telco hybrid green bond in early 2020.
The 2019 Green Bond, for an amount of 1,000 million euros and a five-year term, was invested in by more than 310 investors. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper network into fibre optic in Spain and can be used, in any case, for existing initiatives (no older than three years) and for future projects.
The hybrid 2020 Green Bond was issued on January, for an amount of 500 million euros and without expiry date. The bond had four times more subscriptions and includes the lowest hybrid coupon in Telefónica's history. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper network into fibre optic and to promote self-generation of renewable energy. Therefore, it contributes to Telefónica's decarbonisation strategy and its new targets, which are aligned with the greater ambition of limiting the global temperature rise to 1.5ºC.
FTTH (fibre to the home) is 85% more energy efficient in customer access than the copper network. It has saved 346 GWh over last four years, which means avoiding the emission into the atmosphere of 93,297 tonnes of CO2 equivalent to the carbon captured by 1,543,000 trees. In addition, the deployment of fibre has allowed Telefónica to close one copper facility a day, reusing much of the equipment and recycling all the material, as part of its commitment to the circular economy. The target is to have 100% of retail customers in fibre before 2025.

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Materiality
We conduct analysis to determine our major environmental aspects based on our business strategy, the regulatory environment, the impact and the demands of our stakeholders. In this way, we prioritise our efforts towards the most significant aspects: energy consumption and renewable energies, ecosmart services, the responsible deployment of the network and greenhouse gas emissions.
However, we do not neglect other environmental aspects and manage all of them to progressively reduce our impact whilst increasing our resilience, through adapting to climate change.
Environmental risks
Telefónica's activities, like those of any other company, have an impact on the environment and can be affected by climate change. The Company's environmental and climate change risks are controlled and managed under the Telefónica Group's global risk management model, in accordance with the precautionary principle.

Our environmental aspects have their greatest source of risk in the high geographical dispersion of infrastructure, which is controlled through environmental management, based on uniform processes and certified according to the ISO 14001 standard.
Regarding the guarantees and provisions arising from environmental risks, during 2019, the Group maintained and maintains, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident derived from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events, and environmental liability insurance to cover the environmental liabilities required by the laws and rules applicable. Both coverages are based on limits,

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sub-limits and appropriate coverages according to the risks and exposition of Telefónica and its Group of companies.
In addition, we specifically analyse the risks derived from climate change in accordance with the recommendations of the Task Force on Climate - Related Financial Disclosures (TCFD), with regard to both physical and transitional risks. These risks and opportunities are specifically discussed in the chapter '2.3.2. Energy and Climate Change'. References according to TCFD can be found in annex 2.12.10.

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2.3.1 Environmental management GRI 103
Environmental Management System (EMS) ISO 14001 is the model we chose to ensure the protection of the environment. During 2019 we continued to improve our EMS and we currently have 100% of our operators certified under the requirements of this standard. (Venezuela is out of the scope).
We have a full range of standards that incorporate the life cycle perspective, so we also incorporate the aspects of our value chain and especially involve our partners in the environmental management.
Having a certified EMS allows us to ensure the correct control and compliance with the environmental legislation applicable to each operation. EMS is the preventive model of environmental compliance included within the Company's overall compliance process. During 2019, we were not subject to any significant environmental penalties.
Furthermore, we maintained the certification of the Energy Management Systems (ISO 50001) for the operations in Spain and Germany and we are working to extend it to other operations, ensuring that the efficiency of our network continues to improve continuously.
A responsible network
We ensure an adequate control of risks and environmental impacts in the management of our network throughout its life cycle, which allows us to provide a high-quality service whilst caring for the environment. In 2019, we invested over 24 million euros with this objective (in 2018 this value was just over 10 million euros).
The main environmental aspects of the network are the consumption of energy and waste generation, although we manage all of our possible impacts such as noise and water consumption.
An example of the responsible management of the network is the fact that 98.4% of our waste was recycled in 2019.
In order to minimise the impact of network deployment we implement best practices, such as noise insulation measures, when necessary. Sharing infrastructure significantly reduces the impact of our sector on the environment. Therefore, whenever possible, we are co-located with other operators. This makes it possible to keep the visual impact, energy consumption and waste generation to a minimum.

Regarding biodiversity, the impact of our facilities is limited, although we carry out environmental impact studies and implement corrective actions when necessary, such as in protected areas. In 2019, a project was developed to assess the impact of our infrastructures on biodiversity, taking into account both an ecosystem approach and a financial appraisal of the natural capital affected.
The main impacts on biodiversity are associated with the construction and operation of base stations and, to a lesser extent, with buildings and linear infrastructures. A Geographic Information System (GIS) was used to put together Telefónica's infrastructures and different layers of information about protected areas and species, obtained from prestigious international bodies, such as the International Union for Conservation of Nature (IUCN). The results of this study will be used to determine the infrastructures that have an impact on biodiversity, analyse possible causes and, where necessary, put in place corrective actions.
The project was developed considering the Natural Capital Protocol.

LIFE CYCLE OF THE RESPONSIBLE NETWORK
PLANNING AND CONSTRUCTION
Environmental licences and permits	8,208
Visual impact reduction measures	1,130
Base stations with renewable energy	6,621
OPERATION AND MAINTENANCE
Measurement of electromagnetic fields	42,540
Expenditure on environmental control (€M)	24.4
Energy efficiency projects	189
Renewable energy (%)	81.6
Emissions (scope 1+2) (tCO2eq)	962,946
Energy consumption by traffic (MWh/PB)	115.2
DISMANTLING
Network equipment reused	14,246
Sale of waste from operations (€M)	88
Total Hazardous Waste managed (t)	2,829
Total waste recycled (%)	98.4

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2.3.2. Energy and Climate Change GRI 103, 302-1, 302-2, 302-3, 302-4, 305-1, 305-2, 305-3, 305-4, 305-5
Integrated Energy and Climate Change Strategy
Our Energy and Climate Change strategy, aligned with the business model, allows us to cover every aspect of this global phenomenon; we take on mitigation, leverage opportunities and adapt managing risks. At Telefónica, we are committed to reducing our own carbon footprint, and, more significantly, we deliver solutions to reduce our customers’ emissions.
Given its transversal and global nature, climate change is currently integrated in the management of the core aspects of the Company, such as governance, strategy, risks and targets.
We implement the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) to meet the demands of our main stakeholders and the transparency required in this area. References according to TCDF can be found in Annex 2.12.10.

Governance
The climate change and energy strategy is part of the Responsible Business Plan, headed by the Board of Directors.
For over 10 years we have had the Global Energy Efficiency and Climate Change Office, comprising global areas like Operations, Environment and Procurement, in charge of implementing the strategy.
Energy and Climate Change Targets
In 2018, we met two years ahead of schedule, the targets we had set for 2020. Because of this and the necessary increase in ambition requested by the scientific world, led us to announce new energy and climate change targets up to 2025, 2030 and 2050 during COP25. These targets are aligned with the 1.5ºC scenario and validated by the Science Based Targets Initiative (SBTi). Meeting these targets is part of the variable remuneration of all Telefónica's employees, including the Executive Committee.

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Energy and Climate Change Targets 2025-2030-2050

On course to neutrality

Decarbonise Telefónica

(Reduction of our GHG emissions)

tCO_2
-50%
2025
-70%
2030
Carbon Neutral
2050
2015
2030
2050

1.5ºC scenario
Paris Agreement

Validated targets SBTi

Energy efficiency

Reduce our energy consumption per traffic unit

-85%
MWh/PB
2025

Energy efficiency plan:
- **Network transformation** and shutting down legacy networks.
- Power saving features (PSF).
- **HVAC and power upgrade.**
- **Lighting.**

Renewable energy

85%
2025

100%
2030

Renewable energy plan:
- **Renewable energy certificates**
- Long-term purchase agreements **(PPAs)**
- **Self-generation.**

We contribute to decarbonising the economy

Suppliers

-30%
2025

Customers

10 to 1
2025

Net Positive
For each tonne of CO_2 emitted by Telefónica, avoid 10 in our customers through connectivity and digital services.

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These targets help us to leverage decarbonisation opportunities, to be more competitive and to offer our customers an ever-cleaner network. We reduced our carbon emissions whilst reducing operating costs through energy efficiency and the use of renewable energy.
The new targets we have set (relating to the 2015 data) incorporate, in addition to internal targets, all our value chain:

•	More energy efficiency: reduce energy consumption per traffic unit (MWh/PB) by 85% in 2025 compared to 2015.

•	More renewable energy: using 85% of electricity from renewable sources by 2025 and 100% by 2030.

•	Decrease CO2 emissions: reduce emission by 50% by 2025 and by 70% by 2030, compared to 2015, and achieving carbon neutrality in 2050.

•	Reduce CO2 emissions in our supply chain by 30% per euro purchased by 2025 compared to 2016 (Scope 3).

•	Avoid 10 tonnes of CO2 in customers for each tonne emitted by Telefónica in 2025 (Net Positive)

KPI	Goal 2025	Value base year		Value 2019		Evolution 2015-2019
Energy consumption per traffic unit	-85%	408.7	MWh/PB	115.2	MWh/PB	-71.8%
GHG emissions (scope 1 and 2)	-50%	1.9	MtCO2	0.96	MtCO2	-49.7%
% Renewable energy consumption	85%	20.8%		81.6%
In 2019, we continued to progress towards achieving these targets, and total energy consumption per traffic unit dropped 71.8%. This was achieved by focusing on energy efficiency and our network transformation process. Currently, 100% of the Company's electricity consumption in Europe and Brazil and 81.6% globally comes from renewable sources.
All of this led our 2019 Scope 1 and 2 emissions to a 49.6% reduction compared to 2015. In addition, our Scope 3 emissions have been reduced by 18.5% compared to 2016.
Risks and opportunities of climate change
Our global Risk Management Model allows us to analyse specifically our exposure to the potential risks and opportunities arising from the impact of projected climate effects in different scenarios of CO2 equivalent concentration in the atmosphere and over different periods, following the TCFD recommendations.
This analysis enables us to incorporate climate change into long-term business decisions, minimising risks and maximising opportunities for our business.
a) Risks

Climate change is one of the key risks in our Risk Management Model. (See chapter 3.1.4 Risk management process).

We analyse our business’s exposure to physical risks and also to those arising from the transition to a low-carbon economy.
For physical risks we analyse the probability and impact that both gradual changes to the climate (temperature, rainfall, sea level) and extreme climate events can have on our infrastructures and operation. Regarding the global transition to a low-carbon economy, we consider the risks that can arise from changes in regulation, technological innovation, and those associated to changes in current markets or reputational aspects. The most important are related to increased operating expenses of the cost of energy, for example in countries dependant on hydropower.
In order to manage these risks, we have lines of work that help increase our resilience to climate change. Thus, our strategy includes measures to adapt to both the physical changes and the changes arising from a low-carbon economy. The main measures are the Business Continuity Plans for climate disasters and the Energy Efficiency and Renewable Energy Plans, which enable us to reduce power consumption, fossil fuel consumption and greenhouse gas emissions, and prepare us for all the risks of transition: regulatory, technological, market and reputational risks.
b) Opportunities
We can identify opportunities in a low carbon economy for both internal energy management and business growth, by selling products that reduce our customers’ carbon emissions.

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The internal opportunities include the Renewable Energy Plan and the Energy Efficiency Plan, which enable us to reduce the Company’s operating costs. In external opportunities we can identify an opportunity for business growth, for example the new IoT-based services necessary for transitioning to the decarbonisation of many economic sectors. (See more in chapter 2.3.4. Digitalisation and Ecosmart Services)
In 2019 we were given, for the sixth consecutive year, the highest 'A' rating by the CDP with regard to Climate Change. The A List includes companies that meet the top criteria of the Carbon Disclosure Project in terms of strategy, targets and actions related to the risks and opportunities of climate change. We also received recognition for our transparency and commitment to customers as regards climate change, obtaining an A rating in the CDP Supply Chain Climate.

We can identify opportunities in a low carbon economy for both internal energy management and business growth, by selling products that reduce our customers’ carbon emissions.
Energy
Energy is an essential resource of our activity; 95% of consumption comes from operating our telecommunications network. Since 2015, we have managed to stabilise energy, reducing it by 1% despite the fact that the traffic managed by our networks has increased by 251%.

In 2019, energy consumption was 6,958,516 MWh, of which 94.5% was electricity and 5.5% was fuel, with Spain and Brazil being the most significant countries in this respect.

ENERGY	2015	2016	2017	2018	2019
Total energy consumption (MWh)	7,031,436	6,865,919	6,901,216	6,991,253	6,958,516
Electricity (MWh)	6,612,778	6,391,248	6,461,695	6,543,895	6,574,002
Fuel and Urban Heating (MWh)	418,658	474,670	439,521	447,358	384,514
Energy from renewable sources (%)	20.8	46.8	47.9	59.2	81.6
Total annual traffic managed (Petabytes)	17,205	25,662	35,614	47,320	60,406
10th Global Workshop on Energy and Climate Change: In 2019 we held the 10th edition of the annual meeting of our transformation and energy leaders and the main collaborating companies in these areas. The event was held in Spain and brought together more than 200 people. The aim, once again, was to take advantage of the current opportunities in this area and foster innovation to reduce energy consumption and our carbon footprint globally. In addition, over the days of the event, the Telefónica Energy Efficiency and Climate Change Awards were presented.
Energy Efficiency Plan
To optimise the power consumption of our network, in 2010 we established an Energy Efficiency Plan. Since then, we have implemented 863 projects, thanks to the Global Energy Centre created in 2015 to accelerate efficiency, with managers responsible for encouraging energy efficiency projects in each country. In 10 years, we have saved more than 1,258 GWh and avoided 401,891 tCO2 eq emissions.
In 2019 we implemented 189 initiatives in our networks and offices. These initiatives led to savings of 313 GWh (1,127,088 GJ) and avoided the emission of over 105 thousand tonnes of CO2 eq.

The global initiatives include upgrading our network to increase its efficiency, for example by replacing copper with fibre optic; power and HVAC equipment renovation projects; using free cooling to cool with air directly from outside; shutting down legacy networks; implementing power-saving features in the access network; and reducing fuel consumption by implementing hybrid stations.
This effort is reflected in a 72% improvement in our energy intensity ratios (MWh/PB) compared to 2015 and we separated the growth of our services from power consumption. In 2019 our networks transmitted 60,406 PB and we keep on decoupling our services' growth from energy consumption.

SAVINGS THANKS TO ENERGY EFFICIENCY PROJECTS GWh	313.1
Lighting	0.8%
Power Saving Features	3.6%
Cooling	6.2%
Power	1.8%
Network transformation	69.0%
Other	18.6%

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In 2019 we managed to implement seven projects under a new disruptive business model called Energy Savings as a Service (ESaaS); this totally changes the way we optimise our infrastructure and is based on an agreement with a specialised supplier who designs the solution, invests, operates, maintains and ensures savings. The actions encompass a number of different initiatives and the service is paid for by sharing the savings generated thanks to the measures implemented.
Renewable Energy Plan
To achieve the decarbonization of the company, we not only need maximum efficiency in the use of energy, but also that it comes from renewable sources.
In this regard, Telefónica has a Renewable Energy Plan, whereby 100% of our electricity in Europe and Brazil, and 81.6% worldwide, comes from zero emissions sources. Our target is to reach 100% in 2030 or even before then.
Furthermore, switching to clean energy also reduces our operating costs and makes us less dependent on fluctuations in fossil fuel prices. Our Renewable Energy plan projects potential savings in energy OPEX that could reach more than 25% in 2030.
The plan includes all types of solutions - self-generation, purchasing renewable energy with a guarantee of origin and long-term agreements (Power Purchase Agreements - PPA) - and prioritises non-conventional renewable energy sources.
Telefónica's Renewable Energy Plan was awarded the GLOMO 2019 in the Green category at the Mobile World Congress.
In 2019, Brazil made outstanding progress compared to the previous year, achieving 100% renewable. The signing of several distributed generation contracts will allow, both the construction of new renewable energy plants throughout the entire country, and savings with regard to the market rate, as well as reducing dependence on iREC guarantees of origin. In addition, thanks to the extension of guarantee of origin programmes in Latin America, countries such as Colombia, Chile and Peru, managed to certify a considerable percentage of their renewable-source energy over the course of the year. Finally, in 2019 a second PPA began supplying our operation in Mexico, in this case with energy from a wind farm; this has made it possible to increase the proportion of renewable electricity for our operations in the country.

Regarding self-generation, we gradually increased the base stations of the mobile network that run on renewable energy, and we now have 6,621 sites. This also allows us to avoid using fuel-powered generators in isolated base stations, thus achieving a reduction in fuel consumption between 70% and 100%. It is important to highlight the role that each country's regulations can play in fostering this type of facilities. In Uruguay, for example, we are building 33 new solar facilities thanks in part to regulatory incentives.
In 2019, 4,637 GWh came from renewable energy sources. This has enabled us to avoid the emission of around 1 million tonnes of CO2 equivalent. It demonstrates that renewable energy is key to decarbonising our activity and reducing our carbon footprint in absolute terms.
100% of the power consumed in Europe and Brazil comes from renewable sources, and 81.6% at global level
CO2 Emissions
We calculate and reduce our carbon footprint every year, including direct emissions (Scope 1) from fuel consumption and fugitive emissions of refrigerant gases, indirect emissions from electricity consumption (Scope 2), and other indirect emissions related to our value chain (Scope 3). The Renewable Energy and the Energy Efficiency Plans are the main drivers for reducing emissions.

Our calculation method is based on the GHG Protocol and the ISO 14064 Standard.

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EMISSIONS	Unit	2015	2016	2017	2018	2019	Evolution 2015-2019
Scope 1	tCO2e	297,042	291,787	295,622	252,937	237,620	-20.0%
Scope 2 (based on the market method)	tCO2e	1,615,146	1,153,046	1,059,796	923,719	725,326	-55.1%
Scope 1 + 2	tCO2e	1,912,188	1,444,833	1,355,418	1,176,656	962,946	-49.6%
Scope 3	tCO2e		2,606,625	2,460,656	2,296,042	2124279	-18.5%
Emissions avoided due to renewable energy consumption	tCO2e	514,405	869,742	778,878	987,226	1,009,853	96.3%
Intensity of emissions (scope 1+2/income)	tCO2e	34.8	27.8	26.1	24.2	19.9	-42.9%
Scope 1: Our Scope 1 emissions come from two main sources: fuel consumption in our lines of business and fugitive emissions of refrigerant gases from air conditioning units. We reduce them through different initiatives, such as replacing fuel-powered generators with renewable self-generation and cooling units with free cooling or with other units whose refrigerant gases have lower warming potential. Through these measures we have reduced this scope by 20% compared to 2015, which represents a reduction of 59,422 tonnes of CO2 eq emissions in 4 years.
Scope 2: Scope 2 emissions, from power consumption, are the most significant in our business. The actions we carry out to reduce them are based on implementing energy efficiency projects and on transitioning to consuming more renewable energy. Through these actions we reduced our Scope 2 emissions by 55% in 2019 compared to 2015, which represents a reduction of 889,820 tonnes of CO2 eq emissions in 4 years.
Without our renewable energy plan, Telefónica’s emissions would have doubled
Scope 3: The main Scope 3 emissions of our value chain come from the categories related to purchases from our supply chain, and usage of the products and services we sell to our customers. In 2019, these emissions were 2,124,279 tCO2eq, 18.5% less than in 2016.
66,9% comes from our supply chain due to purchases of products and services, acquisitions of capital goods and energy generation.
Our target is to reduce emissions per unit of product purchased by 30% between 2016 and 2025 (categories 1 and 2 of Scope 3). In 2019 we have achieved a reduction of 24.6% compared to 2016.

Our suppliers' emissions (Scope 3)
In 2018, we launched a new engagement programme about climate change with our key suppliers. These suppliers were selected based on the following criteria:
- % of their emissions (contribution to our Scope 3)
- Degree of maturity in their management of climate change
- Strategic importance for Telefónica
The aim of the programme is to gather information from our suppliers to understand the maturity level of their climate strategies and help them set more ambitious emission reduction targets.
Over 2019, we carried out several workshops to inspire them to take action and offered a best practices forum to foster innovation and an exchange of practices.
The suppliers included in this programme represent 68% of the emissions from our supply chain and 39% of our total Scope 3 emissions.
Each supplier defined targets relating to the handling of their footprint in different areas such as:

–	Emissions

–	Energy

–	Transport

–	Product

–	Carbon Price

–	Initiatives '100'

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2.3.3. Circular economy GRI 103, 301-2, 301-3, ,303-1, 306-1, 306-2, 306-5, 308-2
Circular economy is a different way of understanding the economy, focused on improve efficiency in the use of resources, decrease the dependence on raw materials and mitigate climate change. It is presented as an alternative abounding in opportunities, with the potential to meet environmental challenges whilst providing economic value and growth. This concept not only revolutionises conventional paradigms but also provides challenges and opportunities for digitalisation, as a hyperconnected society is necessary to achieve it.
We integrate this philosophy throughout the life cycle of our Company. We focus on optimising the consumption of resources and promoting the return of used goods to the productive cycle; to achieve this, we mainly focus on our purchases, efficient management of the network and provision of customer services for this purpose.

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Internal eco-efficiency
We reduce the impact of our services and operations on the environment through eco-efficient measures, such as preventive maintenance of infrastructure, replacement of equipment with low-consumption ones or internal reuse.
Energy consumption has, due to its significance, its own specific chapter (more information in section "2.3.2. Energy and Climate Change").
a) Water
Our water consumption is mainly due to sanitary use and, to a lesser extent, its use in air conditioning. We adopt specific measures to achieve more efficient consumption, especially in areas where the water stress is greater and in accordance with local limitations and regulations. A project was rolled out in 2019 to improve the Water Footprint calculation according to the infrastructures in each country. This allows, firstly, to adjust water consumption with more precise data, and secondly, to focus on the points of highest consumption.
All of this has enabled the quality of the data to be improved and will make it possible to adopt consumption reduction measures.
In 2019, our global consumption was 3.3 Hm3.

Water consumption (Hm3)
2017	2018	2019
3.7	4.0	3.3
b) Paper
We have established common guidelines to reduce the impact of this material. Because of this, 95% of the paper that we consumed in our offices last year was of recycled or certified origin (FSC or PEFC).
Another example of eco-efficiency is the digitalisation of our customers' invoices. In 2019, 99 million customers chose paperless invoices. We generate more than 865 million electronic invoices, which avoided the consumption of 4,310 tonnes of paper and the felling of approximately 73,265 trees.
c) Mobility
According to the European Strategy for Low-Emission Mobility, a quarter of Europe's emissions come from transport and is also the main cause of air pollution in cities. We promote different sustainable mobility initiatives for our employees at our major workplaces; for example, Distrito Telefónica in Madrid, a workplace for 12,000 people, has a Sustainable Mobility Plan, which also integrates use of Big Data and focuses on offering alternatives to all employees. There is also a Sustainable Mobility Plan for the Morato headquarters in Bogotá, where - thanks to the initiatives included in the ‘Movistar en Bici’ bicycle programme - almost 380 people travel by bike to their workplace daily and in total make close to 8,295 round trips a month, thereby achieving savings of 200 tonnes of CO2. The Sustainable Mobility Plan for Morato has been selected as a best corporate mobility practice by the World Economic Forum as part of the Corporate Mobility Transport Challenge.
d) Single-use plastics.
Over the course of 2019, initiatives were implemented in every country to eliminate single-use plastics, from plastic bags in shops to single-use plastic cups and packaging in offices. Just at Distrito Telefónica, thanks to eliminating plastic cups at drinking fountains and vending machines and replacing coffee stirrers with compostable alternatives, we have prevented the emission of 23,476 kg CO2 which is equivalent to the consumption of over 2 million smartphones.
Redefining the concept of waste
Taking into account the principle of hierarchy of waste in the circular economy, our main commitment is to prevent and reduce the generation of waste, mainly by supporting reuse of used equipment as the best waste is the sort that is not produced. All of this enables us to be more competitive, reduce our expenses and increase our revenue, whilst reducing our footprint on the environment and complying with the applicable legal regulations.
a) Electronic equipment and its reuse
According to the United Nations, it is estimated that the amount of electronic waste, or e-waste, produced will exceed 50 million tonnes per year in 2021. To reduce its impact, Telefónica prolongs the useful life of its equipment by reusing it whenever possible.
Due to this, of the total amount of electronic equipment collected in 2019, 73% went to be recycled and 27% was reused. Thanks to this measure we were able to give new life to 4 million communication equipment units, thus avoiding the emission of 4,145 tonnes of CO2.
Telefónica's principles for promoting the circular economy in the management of electrical and electronic equipment

•	Promoting the development of an enabling regulatory framework and implementing reuse and recycling.

•	Guaranteeing proper processing with controls on our supply chain.

•	Offering our customers environmental information during their purchase (ecorating) and alternatives for the disposal of their used devices.

•	Promoting the best eco-design by manufacturers.

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Equipment reused	2018	2019
Routers and decoders	3,846,395	3,663,013
Mobile telephones	812,832	591,079
Operations and office equipment	235,806	14,246
Donated equipment	7,432	4,377
b) Waste
When reuse is not an option, recycling is the best alternative for waste treatment. The maintenance of network infrastructure is our main generator of waste, but so are the administrative activities we carry out in our offices and, to a lesser extent, the commercial activities with our clients.
In 2019 we generated 41,717 tonnes of waste and we managed to recycle 98.4% of this total.
About 77% of our waste is made up of cables that come from the process of transforming our network, when we migrate from copper cables to fibre optics. These cannot be reused but they can be recovered and recycled. We are thus promoting the circular economy by giving value to the materials we remove so that they can be re-introduced into the productive model. Thanks to these efforts, Telefónica had revenue of over 91 million euros.

TELEFONICA'S WASTE	2017	2018	2019
Total waste generated (t) (this excludes reuse as it is not considered waste until its useful life has ended)	26,571	26,128	41,717
Non-Hazardous Waste (%)	89	91	93
Hazardous Waste (%)	11	9	7
Prioritized Treatments Based on the Waste Hierarchy Principle
Reused Equipment (t)	1,245	2,220	1,933
Waste Recycled (t)	25,754	25,357	41,051
Waste Recovered (t)	—	22	34
Other Treatments (t)	—	68	83
Waste sent to landfill and incineration (t)	816	681	550
Other treatments: This includes physical treatments, biological treatments, security cell and intermediate treatments previous to recycling

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Overview of Waste by Type and Disposal Method
	2017	2018	2019
Non-Hazardous Waste (NHW)
Total NHW Produced (t)	23,743	23,658	38,888
NHW Recycling (t)	22,982	23,012	38,352
NHW Energy Recovery (t)	—	—	31
NHW Other treatments (t)	—	35	65
NHW Landfill and incineration (t)	761	611	440
Hazardous Waste (HW)
Total HW Produced (t)	2,828	2,470	2,829
HW Recycling (t)	2,773	2,345	2,698
HW Energy Recovery (t)	—	22	3
HW Other treatments (t)	—	33	18
HW Landfill and incineration (t)	55	71	110
Other treatments: This includes physical treatments, biological treatments, security cell and intermediate treatments previous to recycling
Customers and the circular economy
One of the Sustainable Development Goals that we would like to emphasise is the development of a sustainable consumption and production model. That is why we are developing new products and initiatives that our customers can use to reduce their environmental impact and join the challenge of the circular economy.

a)	Ecodesign
» HGU Ecodesign: Thanks to integration of equipment and a reduction in components, the new Smart Wifi router weighs 40% less than a conventional router as it uses less plastics, metals and other components. In this way, we reduce the emissions associated with extracting materials by reducing their consumption.
Another way to reduce the emissions associated with our routers is by improving by design the device's energy efficiency during use. Thanks to this initiative, our HGU (Home Gateway Unit) uses 30% less energy, thus reducing the carbon emissions produced by our customers.
» Half SIM Card: We have cut by half the amount of plastic used to manufacture cards. This measure will prevent the use of 177 tonnes of plastic, which means savings of 604 tonnes of CO2. It also represents an improvement in the efficiency of the logistics process, as it reduces the volume of the containers used for their transportation and storage.

b) Buyback and refurbishing of mobiles
With our policies to extend the useful life of communication equipment, both belonging to customers and ourselves, we have managed to reduce the consumption of resources and energy by avoiding the manufacture of new equipment. We offer our customers the option of repurchasing and refurbishing mobile phones.
Through this initiative, our customers can hand in their unused mobile devices to give them a second life or for recycling to avoid damaging the environment. In 2019, we collected 591,079 mobile phones thanks to these programmes. Furthermore, we facilitate the reuse of mobile phones through the leasing or sale of used handsets in some of our markets, such as in the United Kingdom with the O2 Refresh programme.

c)	Ecorating
When purchasing a new telephone, our customers can consult the ecorating of the different handsets in the catalogue. This is a seal with a score of between 1 and 5 which assesses the device's environmental sustainability level. The score is based on a methodology that assesses the environmental impact of the life cycle of the devices, including indicators such as global warming, the use of raw materials and ease of recycling.

In 2019, we succeeded in obtaining the ecorating seal on 80% of our portfolio, and the average score was 3.2. To date, we provide information about the ecorating of our devices in 10 countries. This information serves to foster innovation and the implementation of the most favourable practices for the environment throughout the production cycle, and especially among our suppliers.
Suppliers in the circular economy
We have integrated the philosophy of the circular economy into our relationship with our suppliers, who are essential allies in this transition. We focus on optimising the consumption of resources and stimulating the return of materials to the productive cycle.
Furthermore, we are promoting the reduction of GHG emissions by our suppliers and we are working with them on this challenge (more information in Scope 3, section 2.3.2. CO2 Emissions).

a)	Better traceability in waste management
» Gretel: The Gretel platform is a digital corporate tool that centralises, facilitates and simplifies the entire waste management operation in a single place, while improving traceability in management and identifying opportunities to foster the circular economy. Recognising the best processing options available per territory and generating economic value through the sale of recoverable waste are examples of this.
Thanks to the configuration of the platform, we enable our waste management providers to create reports with the necessary technical specifications for reporting to the local public authorities, as the tool adapts to the regulatory requirements where the waste is located.

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b) More eco-efficient purchases
We are aware of the opportunities during the acquisition of goods and services to minimise the impact that they could have on the environment. Therefore, within the framework of our Global Supply Chain Sustainability Policy, we have incorporated environmental and circular economy criteria such as the compulsory incorporation of preventive measures and life cycle analysis (LCA) when supplying products or services to Telefónica. One example of this is the inclusion of criteria regarding the elimination of single-use plastics in the packaging of the products and services supplied to Telefónica UK.
Furthermore, in this area we incorporate guidelines for reducing the impact of refrigerant gases on our carbon footprint. For this purpose, the recharging of CFC and HCFC gases that deplete the ozone layer has been limited, ahead of the deadlines dictated by international agreements, giving preference to gases that have lower global warming potential.
To achieve our target of consuming 100% renewable-source electricity, the purchase of renewable energy plays a key role; it is implemented by means of the acquisition of Guarantees of Origin of Renewable Energy and by signing long-term contracts (Power Purchase Agreements - PPA). Furthermore, we have technological partners that are helping us develop energy efficiency and renewable energy self-generation projects which replace products with services, thereby achieving greater efficiency. More information in sections 2.9. Supply chain management and 2.3.2. Energy and Climate Change.

2.3.4. Digitalisation and Ecosmart Services

Digitalisation and connectivity are the main instruments for dealing with the environmental challenges affecting society at large: climate change, water shortage, circular economy, energy efficiency, pollution and loss of biodiversity. This new digital era is an opportunity for the process of transforming the economy, business and society to be carried out while providing solutions to reduce the environmental impact. Many of our services are being developed around these principles, which contribute to dematerialising and decarbonising the economy.
Our business strategy is committed to the digital revolution, which is why we provide services based on connectivity, the Internet of Things (IoT), Cloud and Big Data. In all of these we find environmental benefits; for example, with IoT services we make more efficient use of resources such as energy and water, with Big Data we are helping to improve traffic planning and air quality, and with drone-based services and connectivity we can improve fire response.

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Connectivity
Connectivity is the foundation on which our business is built, with products such as broadband, fibre optics and audio/video conferences enabling new ways of working with less travel, and making possible to reduce energy consumption, carbon emissions and air pollution.

Internet of Things (IoT)
The IoT is a leverage for global growth. As Telefónica is leader in connectivity and digital services, the Internet of Things presents a great opportunity. This technology offers numerous possibilities, by connecting objects in real time we obtain information on their state and behaviour and we can apply it in various scenarios. An example is energy efficiency,

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by connecting energy-consuming goods it is possible to change their configuration in real time so that they consume adequate power at any time.
Our connectivity solutions are used in sectors as diverse as logistics, energy, automotive industry, medicine or food. Approximately 28% of the 23,770,363 M2M connectivity lines managed by Telefónica worldwide help to reduce emissions. They are generally associated with improving efficiency and therefore with a reduction in the consumption of all types of resources.
This connectivity enables us to provide services like:

•	Smart energy meters for our customers, such as the case of the United Kingdom where Telefónica manages millions of connected gas and electricity meters.

•	Mobility optimisation solutions, such as our fleet management or asset tracking solutions.

•	Energy efficient solutions for smart cities, based on optimising lighting, using parking spaces and managing and collecting waste.

•
Energy optimisation solutions for businesses, which make it possible to connect individual devices, production facilities or all the highly geographically dispersed workplaces of companies such as hotels, banks and supermarkets, among others.

•	Agricultural optimisation solutions such as Smart Agro, which is enabling innovation, digitalisation and data analysis of crops like coffee and cotton.

•	E-health solutions to facilitate remote medical care through mobile devices and apps that make it possible to monitor the vital signs of patients and prevent unnecessary trips to healthcare centres.
Big Data
Big Data helps our customers in decision making, allowing them to manage their resources more efficiently and reduce associated pollution. Analysis of movement patterns traced by mobile phone use, combined with other open data or IoT sensors, allow us to offer our customers services with application in the environmental world, such as developing sustainable urban mobility plans in cities and improving the response to an environmental catastrophe.

We have Ecosmart services based on Big Data such as LUCA Energy and LUCA Fleet. Both analyse the information collected by the IoT sensors and offer a top analytical and display layer of the data that have a direct impact on decision-making, improve planning and also help to reduce consumption of resources. We also highlight LUCA Transit as a product designed to optimise the planning of infrastructures and transport systems through greater knowledge of passengers, timetables and routes by applying Big Data techniques. The result is that our customers optimise planning of infrastructures and transport systems to make them suitable for the real needs of passengers with the maximum budgetary control and minimisation of environmental impact.
In addition, our Big Data for Social Good unit is geared towards using the data to help with the development of society, providing value and thereby contributing to the Sustainable Development Goals. We can highlight two examples:

•
Predicting nitrogen dioxide pollution and estimating emissions in cities thanks to mobility data: the use of Big Data on mobility data generated by the mobile telephone network is an instrument showing great potential. Furthermore, with Artificial Intelligence techniques we can even predict future contamination levels so that the authorities can prepare contingency plans appropriate to the forecast. These initiatives have been piloted in cities like Sao Paulo (Brazil), Madrid (Spain) and various locations in Germany.

•
Using Big Data to reduce emissions in the livestock sector: Telefónica and the Food and Agriculture Organisation of the United Nations (FAO) are working together on the "Climate smart livestock" in Ecuador. This project aims to provide information and training to small and medium-sized livestock farmers on how to improve the production of their livestock while minimizing the impact of greenhouse gas emissions from their farms.

Cloud
Thanks to our hosting services relating to Data Centers, hybrid management and the multicloud, we contribute to the dematerialisation, reducing the energy consumption and increasing to the maximum the use of the space. All this significantly reduces our customers' carbon footprint.
The Data Centers where we provide services to our customers comply with the international Green IT standards of ecoefficiency and sustainability.

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Services with the ecosmart seal
Telefónica has created the Ecosmart seal with the aim of being able to inform customers about the environmental benefits of its services and products.
This is a seal which has been designed so it can be applied in suitable forms to any of its products and services. Depending on the resource affected, the different icons of the seal become a certain colour and stand out from the rest (energy, water, CO2 and circular economy). It is geared towards increasing information, improving transparency and enabling customers to choose products based on sustainability and environmental protection criteria.
Overall, it could be said that services based on digitalisation, Big Data, the Internet of Things and Artificial Intelligence are able to help to decarbonise the economy, with solutions which encourage sustainability in very diverse sectors such as transport, industry, agriculture, energy, construction, water concessionaries, etc. But they can also help to improve much more complex ecosystems such as cities and natural environments.
Emissions avoided by our services - positive net impact
In conclusion, through our services - from connectivity and the cloud to IoT and Big Data services - we have the ability to reduce the carbon emissions by other sectors and increase resilience to climate change of the societies in which we operate.
With the aim of measuring the positive impact of the services provided by Telefónica, in 2019 we increased the volume of services we use to calculate avoided emissions. This information enables us to continue working on those developments which have the most positive effect on reducing emissions.
Thanks to IoT's services for fleet management, building energy, video/audio conferences, cloud services and connectivity to promote teleworking and eliminate the travelling associated with attending meetings on site, we avoided 3.2 million tonnes of CO2 from being generated by our customers.

The appraised evaluated avoided 3.3 times the emissions we generated; that means for each tonne of Telefónica's emissions in its activity we were able to avoid 3.3 tonnes in our clients' emissions. Therefore, the difference between generated (0.96 MtCO2eq) and avoided (3.3 MtCO2eq) emissions, results in a net positive impact on the planet of 2.2 MtCO2eq.
Our objective is to generate a greater positive impact: in 2025, for each tonne of CO2 generated by Telefónica, through our services we will avoid the emission of 10 tonnes of CO2 into the atmosphere.

2.3.5. Milestones 2019 and Challenges 2020

Our main achievements in 2019:

•	We launched our first Green Bond, amounting to 1 billion euros.

•	During the COP25, we announced new climate change targets that are aligned with the 1.5 ºC scenario.

•	100% certified company under ISO standard 14001:2015.

•	We consume 100% renewable electricity in Europe and Brazil.

•	We reduced our carbon emissions by 49.6% compared to 2015 (scope 1+2) and those of our supply chain (scope 3) by 18.5% compared to 2016.

•	We reduced our supply chain carbon emissions per euro of product purchased by 24,6% compared to 2016.

•	With our services, we prevented over 3.2 million tCO2, 3.3 times our carbon footprint.

•	We reduced our energy consumption per traffic unit by 71.8%.

•	We received the maximum 'A' classification by CDP with regard to Climate Change.

•	We recycled 98.4% of our waste.
The most significant challenges we face:

•	Avoid 10 tonnes of CO2 for each tonne we generate in 2025

•	Reduce CO2 emissions in our supply chain by 30% per euro purchased by 2025 compared to 2016 (Scope 3).

•	Consume 100% renewable energy in 2030.

•	Reduce our CO2 emissions (Scope 1+2) by 70% in 2030.

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2.3.6. KEY INDICATORS GRI 302-3, 302-4, 303-1, 305-1, 305-2, 305-3, 305-4, 305-5, 306-2
Our environmental performance during the last 5 years is reflected in the next indicators results, which doesn't include Central America in the data scope:

Environmental performance	2015	2016	2017	2018	2019	2015-2019
Total waste generated (t)	26,666	23,421	26,571	26,128	41,717	56.4%
Total dangerous waste managed (t)	2,796	2,934	2,828	2,470	2,829	1.2%
Total non-dangerous waste managed (t)	23,870	20,487	23,743	23,658	38,888	62.9%
Waste Recycling (%)	97.2	97.2	96.9	97.0	98.4
Equipment reused (t)	347	1,235	1,245	2,220	1,933	457.1%
Water consumption (Hm3)	3.9	3.7	3.7	4.0	3.3	-15.4%
Total energy consumption (MWh)	7,031,436	6,865,919	6,901,216	6,991,253	6,958,516	-1.0%
Electricity (MWh)	6,612,778	6,391,248	6,461,695	6,543,895	6,574,002	-0.6%
Energy from renewable sources (%)	20.8	46.8	47.9	59.2	81.6
Total traffic managed per annum (PB)	17,205	25,662	35,614	47,320	60,406	251.1%
Energy efficiency (MWh/PB)	409	268	194	148	115	-71.8%
Scope of Emissions 1 (tCO2e)	297,042	291,787	295,622	252,937	237,620	-20.0%
Scope 2 Emissions (marketbased approach) (tCO2e)	1,615,146	1,153,046	1,059,796	923,719	725,326	-55.1%
Scope 1 and scope 2 emissions (tCO2e)	1,912,188	1,444,833	1,355,418	1,176,656	962,946	-49.6%
Scope 3 (tCO2e)		2,606,625	2,460,656	2,296,042	2,124,279	-18.5%
Emissions avoided due to renewable energy consumption (tCO2e)	514,405	869,742	778,878	987,226	1,009,853	96.3%
Intensity of emissions (scope 1+2/ income) (tCO2e/M€)	34.8	27.8	26.1	24.2	19.9	-42.8%

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Our environmental performance during the last 5 years is reflected in the next indicators results, which include Central America in the data scope. 2019 is excluded:

Environmental performance	2015	2016	2017	2018
Total waste generated (t)	25,896	23,507	27,356	26,295
Total dangerous waste managed (t)	2,590	2,351	2,987	2,527
Total non-dangerous waste managed (t)	23,306	21,156	24,368	23,768
Waste Recycling (%)	97	97	97	97.2
Equipment reused (t)	289	1,408	1,242	2,220
Water consumption (Hm3)	3.9	3.8	3.7	4.1
Total energy consumption (MWh)	7,157,309	6,993,722	7,042,619	7,136,772
Electricity (MWh)	6,724,081	6,493,117	6,581,361	6,668,881
Energy from renewable sources (%)	20.5	46.0	46.9	58.0
Total traffic managed per annum (PB)	17,235	25,716	35,708	47,500
Energy efficiency (MWh/PB)	415	272	197	150
Scope of Emissions 1 (tCO2e)	304,857	301,999	304,811	261,364
Scope 2 Emissions (marketbased approach) (tCO2e)	1,644,802	1,180,803	1,092,179	957,459
Scope 1 and scope 2 emissions (tCO2e)	1,949,659	1,482,802	1,396,990	1,218,823
Scope 3 (tCO2e)		2,606,625	2,460,656	2,296,042
Emissions avoided due to renewable energy consumption (tCO2e)	514,429	869,742	779,085	987,447
Intensity of emissions (scope 1+2/ income) (tCO2e/M€)	39.1	28.5	26.9	25.0

2.4. People in the Digital Transformation GRI 103
The world is experiencing a period of fast-paced changes and these changes are reflected in the working world: the technological revolution, particularly automation and artificial intelligence, is leading to considerable changes in the skills and abilities required within our sector. At the same time, other factors such as demographic shifts and access to information are also changing the nature of the work.
It is not easy for large companies with a long track record, as is the case of Telefónica, to adapt to this environment. Rigid process, hierarchical organisations and managing people based on static roles were a hurdle when attempting to explore an idea or create new products at the speed demanded by our customers.
In order to be successful in this new competitive environment, we have to do things both faster and differently: we need more agile organisations and project-based teams. In addition, we need to develop new skills in our people to make the most of the technological challenges and thus drive the growth of the business.
Telefónica is in the midst of a digital transformation process, one which has intensified over the last three years. As part of this effort, we have reformulated our mission and redefined our long-term strategy.
Against this backdrop of transformation, it is people who enable the change. To maximise the potential of our people and increase the motivation of our teams, we have the new "Telefónica Way", based on two pillars: team strength and the growth mindset.

•
Through the strength of our teams, we are focusing on transforming the organisation, creating more flexible, less hierarchical structures, and fostering new ways of working to provide the teams with greater autonomy and management ability.

•	Through the growth mindset, we focus on developing the skills we will need in the future through continuous learning, self-development and functional mobility.
Diversity and inclusion are part of our identity as a company and are considered to be key drivers in the Company's transformation process. As regards gender diversity, in 2019 38% of our professionals were women. The percentage of female executives was 26%.

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2.4.1. Diversity and inclusion, our starting point GRI 102-15, 103, 405-1

In Telefónica, we know that the challenge of digital transformation requires the best team. And to have it, in addition to ensuring we have diverse profiles, we must implement an inclusive working culture that enables us to draw out the value of difference and the talent of each individual.
To this end, we have designed initiatives aimed at fostering the inclusion of diverse talent, to attract and retain high potential professionals, get the best out of our employees, boost innovation and become more productive. Only like this will we be able to empathise with our customers, understand their specific needs and innovate to meet them.
Managing diversity is, in this respect, a key and cross-cutting element of our global strategy. We firmly believe that effective management of diversity offers considerable advantages for the business and is consistent with principles of social justice. In this respect, we approach our diversity strategy from the point of view of four main stakeholders: employees, society, customers and suppliers.
Establishing the basis for a successful strategy
Our Global Diversity and Inclusion Policy was approved in 2017 by the Board of Directors and seeks to ensure management that is free of any prejudice associated with differences.
We ensure the cross-cutting nature of our diversity and inclusion strategy:

•	The Global Diversity Council: composed of top-level managers, its objective is to promote and monitor the diversity strategy inside the Company. In addition, the role of Chief Diversity Officer was created to support the council, as well as the roles of Diversity Champions, who act as internal agents of change in all areas of the company.

•	The Appointments and removals of Executives Policy: it guarantees transparency and meritocracy in recruiting and promoting executive talent.

•
The Diversity Policy with regard to the Board of Directors: it ensures that proposals to appoint and re-elect members of the Board of Directors are based on prior analysis of needs, expressly favouring diversity.

•	The Supply Chain Sustainability Policy: it lays down the supplier's obligation not to discriminate against any sort of group in its hiring, training and promoting policies.
Beyond these four corporate pillars, in each operation we have different programmes and diversity plans which represent an indisputable driver for making progress in taking the best business decisions.

a)	The challenge of equality
Through the Global Diversity Policy, we guarantee equal opportunities and non-discriminatory, fair and impartial treatment of the people in all the areas of our Company, without bias as regards gender, nationality, ethnic origin, religion, sexual orientation and identity, civil status, age, family responsibility or disability.
As regards people with disabilities, through this policy we undertake to continue progressing in effective labour integration by implementing the technical help and support to reduce and eliminate barriers for employees with disabilities to ensure they can participate in a work environment on equal terms.
We promote equality of treatment and opportunities between men and women, as well as between all the demographic groups present in the Company. In 2019, in Spain we also approved a new Equality Plan and Protocol for Action in cases of workplace harassment, which incorporates new measures that complement and refine the previous plan.
We thus ensure that activities relating to recruiting and hiring personnel are based on clear criteria of ability, skill and professional merit. We apply the same principles to promotion processes, training and professional development, also guaranteeing objectivity and transparency.
This plan is backed up by the internal reporting and whistleblowing channel, through which all employees of the Group can report, anonymously or personally, if they suffer any type of discrimination.
Along the same lines, the plan contains the Company's firm commitment to facilitating the work-life balance of our employees through a series of measures and commitments signed with worker representatives, which expand on those established for the workers in the country's legal framework.

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In addition, the Company has signed a pioneering agreement with the most representative trade unions of the different countries in which it is present, by virtue of which it recognises the right to disconnect at a digital level of all its employees worldwide.
We encourage, in both internal and external communication, measures that contribute to the progress made in Equal Opportunities, ensuring non-sexist and non-discriminatory use of language.

a)	Equal opportunities in recruitment processes
Beyond our recruitment and remuneration policies, which ensure criteria of merit and ability, the specific actions and measures designed to ensure equality in recruitment processes merit special attention.
In all our operations we ensure the presence of both genders in final shortlists of candidates for internal and external recruitment processes for executive positions. A Transparency Committee, consisting of the Chairman and four top-level executives, monitors compliance with this rule.
In addition, we are working to adapt the way in which our job vacancies are worded. It has been demonstrated that using certain language or expressions in the job offer can discourage people who feel under-represented from applying for a position, even when they are sufficiently qualified.
At Telefónica we have detected that only 30% of candidates globally are women, when the percentage of women at the company is 38%.
To change this situation, we have implemented a pilot project to identify possible bias in drafting job descriptions. As part of the project, we conducted an analysis with text mining techniques of 7,500 internal job vacancies. The conclusions of the analysis have been reflected in a set of rules for drafting descriptions of job vacancies.
The participating operators (Spain, Argentina, Colombia, Chile, Mexico, Ecuador and the corporate units) will apply inclusive language to half of their job vacancy descriptions, while the rest will not follow the recommendations of the rules. It will later be assessed whether there are more candidates in processes which followed the language rules than in the others.
Additionally, we encourage the recruitment of female talent, young and disabilities talent through the “Talentum” grants. In a complementary way, we promote the workplace integration of people with disabilities through support for student grants, and we work to adapt our processes to the needs of these candidates.
We also develop programmes to encourage the hiring of people from groups at risk of exclusion. This is the case of Brazil and the project “Inclusive Vacancies”, which seeks to hire people with disabilities in all areas of the company. Furthermore, in Brazil a target has been set of hiring transgender professionals with the aim of boosting their integration into the labour market.

b)	Sensitisation and raising awareness: the keys to progress
We believe that education and sensitisation are the path to follow to become a more diverse and inclusive company every day. The value of difference, unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address during our workshops, MOOCs and online courses.
One highlight is the online course ‘Managing Diversity’, available for all our employees. This course is complemented by specific training at the different operations, such as the "We Choose Diversity" courses for the entire workforce and "We Choose Diversity and Inclusive Leadership" aimed at team leaders, in the case of Spain.
We also offer a series of on-site workshops for employees and executives, focussing especially on appraisal teams and staff recruitment committees, which address specific issues. Another example consists of the LGBT, gender and disability diversity workshops. We have also conducted obligatory diversity workshops for the members of the Board of Directors.

c)	Other internal programmes and action
To support our talent management policies, at Telefónica we implement a variety of actions, plans and programmes which deal with specific issues.
This is the case of the global career acceleration programmes, the “Global Young Leaders Programme”, lasting two years, which aims to develop digital, transformational and leadership skills among young, high-potential professionals at the Company. Another example is “Women in Leadership”, a programme for career acceleration and increased visibility for our female employees which aims to provide leadership training and enrich their networking. It complements other activities already in place at local level: this is the case of “Women & Leaders” in Colombia; “Talentia” in Spain; “Female Talent” in Mexico; and “Woman Network” in Peru.
In the United Kingdom, female Telefónica professionals can join the “Career Returners” programme, which gets women who had a career break ready to rejoin the business and offers support to improve their work-life balance.
Female professionals at the Company can also take up networking opportunities, building beneficial relationships, through the Women’s Network, which has attracted nearly 2,000 members. LGBT employees and those from ethnic minorities can also do so in the local networks of different operations, as is the case of Spain, Argentina, the UK and Brazil.
Other internal actions do not directly affect employees but do affect their families or close relationships. Going further than all the social benefits laid down in the legislation, regardless of the sexual orientation or identity of the employee and their partner we have specific benefits which go above and beyond the legal requirements. This is the case of Peru, where the Company offers time off for employees who travel abroad to get married to people of the same gender, as such marriages are not covered in the legislation. Also in Peru, Telefónica became the first operator in the country with an insurance

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policy for the partners of LGBT employees, replicating the same measure taken previously in Brazil. These measures are in addition, in the case of Colombia, to other benefits such as homoparental leave or school leave for adoptive parents and same-sex couples.
We also have specific initiatives for transgender employees. In Brazil, a formal protocol has been created which ensures name changes in buttons and email addresses for people who are transitioning, while in the United Kingdom a tool was created to provide guidance for managers who have employees involved in a gender transition process who are on their teams.
As regards accessibility, Telefónica has an association (ATAM) to assist employees and employee family members with disabilities, which works to make technological advances available to those with disabilities. Its main mission is to promote the empowerment of people in their daily life, based on the principles of mutual support, equal opportunities and universal accessibility. This unit continues working on innovation projects based on applications of technologies such as IoT, cloud computing, artificial intelligence and Big Data.

d)	We assume our responsibility as a social benchmark
At Telefónica, we are aware of our responsibility for progress towards a more equal, diverse and inclusive world. We want to be the driving force for these values in the societies where we operate, leveraging the value of technology to achieve it.
Along these lines, we are working to foster the presence of women in STEM degrees and careers, as we believe it is key to avoid perpetuating the current workplace gender inequality situation in the new work sectors of the future. The main initiatives we carry out include the following.

•
Mentoring for girls and young women by Telefónica professionals through different programmes such as “Mujer e Ingeniería”, from the Spanish Royal Academy of Engineering and “Step into STEM” in the United Kingdom.

•
Programmes and seminars to encourage the interest of younger girls in technology and programming, including “Technovation” in Spain, “Girls Inspire Tech” in Spain, Colombia and Peru, and “Rails Girls” in Argentina.

•
Studies and research to undo inequality in STEM degrees and careers. This is the case with “Se buscan ingenieras, físicas y tecnólogas”: a report on the causes of the digital gap in STEM careers in Spain.

In the area of entrepreneurship, we have created Women’s Age, a space through which we organise meetings and inspirational talks, and we try to create an enriching environment in which women who are entrepreneurs can improve their networking and seek out new business opportunities.
As regards disability, we support training initiatives such as educational grants for students with intellectual disabilities from the “Family and Disability Chair” at Universidad de Comillas. These young people later join Telefónica as trainees.

On the subject of sexual diversity, in Spain we have conducted an in-depth diagnosis of the situation of Telefónica's LGBT employees as part of the European project “Advancing in LGBT Diversity Management in Public And Private Sector” (ADIM). Based on the results of this research, social awareness was raised about the issues there are for LGBT professionals, ultimately favouring their professional development and productivity. Other countries like Brazil have also conducted internal diagnosis processes in this respect.

e)	We seek out alliances to progress faster
In order to formalise our commitment, and boost and give visibility to the scope of the advances of our Company as regards diversity, we have joined different global initiatives which seek to promote the economic and social empowerment of diverse demographic groups, in particular in the employment sphere.

•	At global level, Telefónica signed up to The Valuable 500 initiative, joining the ranks of a list of leading companies committed to reinforcing the weight of disability on the global agenda.

•	We signed a collaboration agreement with Inspiring Girls, an international organisation which aims to foster empowerment among girls, teaching them the values of self-improvement and self-confidence.

•	Telefónica backed the United Nations’ Standards of Conduct for Business to protect the rights of LGBT people, thus becoming one of the first telecommunications companies in the world to sign.

•
We are a member of organisations which promote inclusive workplace environments for the LGBT community in our operations. This is the case of REDI in Spain, Stonewall in the United Kingdom, the Fórum de Empresas e Direitos LGBTI+ in Brazil and Pride Connection in Peru and Colombia.

•	In Brazil, Argentina and Colombia we joined the women's empowerment principles initiative “Principios de Empoderamiento de la Mujer”, prepared by UN Women and the United Nations Global Compact.

•
Also in Colombia, we signed an agreement with the United Nations Development Programme (UNDP), with the goal of contributing to improving the employability, entrepreneurship and economic situation of the women in the country. With the same goal, in Chile we joined the gender equality initiative “Iniciativa de Paridad de Género”, promoted by the Inter-American Development Bank (IADB) and the World Economic Forum (WEF).

•
Telefónica Brasil joined the Social Inclusion Business Network (Rede Empresarial de Inclusão Social, REIS); it brings together more than 50 large companies which work towards accessibility in the business environment.

•	Also in Brazil, we joined the Business Coalition for Racial and Gender Equality, an initiative from Instituto Ethos, from the Centre of Work Relationship and Inequalities Studies

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(CEERT) and the Institute for Human Rights and Communication (IHRB).

2.4.2. Developing digital skills for the future     GRI 103, 404-1, 404-2
The evolution of our business, the explosion of data and the technological evolution of our networks requires us to develop new skills among the people and teams at Telefónica. In addition, the digitalisation and automation of our processes is rendering numerous manual tasks unnecessary.
To ensure we have the strategic skills necessary for the future of the Company and to ensure we leave no-one behind in the digital transition, at Telefónica we are designing mass retraining programmes (reskilling/upskilling) to adapt and improve the skills of our people, ensuring their employability and improving their future prospects in the workplace.
These are some examples of programmes we have already implemented:

•
Operative rebalancing programme in Argentina: nearly 2,000 people from the back office, store, operational and maintenance areas have been retrained and located in other technical and commercial areas.

•	Technical operations centre, Peru: more than 800 people from sales back office and network installation areas have moved to the technical operations centre.

•
At Telefónica de España, 35% of training activity (over 237,000 hours) has been devoted to training in key skills (upskilling) and training for changes in activity and internalisation (functional reskilling)

We are also changing the current focus on managing and developing talent to a new approach based on managing skills, which encourages continuous learning and the development of new abilities including leadership skills, which the Company is going to need in the coming years.
In this respect, we make available to our people a broad range of training courses and programmes. Through the global SuccessFactors tool and the platforms we have at the Telefónica Group (Data Academy, Learn4Sales and Espacio Telefónica in MiriadaX) we place a wide range of courses in technical and business skills at the disposal of all the Company's employees, particularly in areas such as Cloud, IoT, Big Data and digital Security as well as compulsory courses (Responsible Business Principles, GDPR, Anti-Corruption).
Main data:

•	During 2019, total training hours were 4,079,968, which means an average of 36 of training hours per employee.

•
There were nearly 57,000 unique users registered on the Data Academy platform, which offers different online training courses on Big Data, and 35,000 on Learn4Sales, the platform for training and certification in marketing and sales of digital services for the B2B segment; more than 37,000 digital security courses were completed.
The global initiatives were complemented by different initiatives at our local operations, which included:

•
The agreement with LinkedIn Learning in the United Kingdom and Germany. The agreement allows employees to access more than 50,000 content items, proposes specific subjects for the different teams automatically and makes it possible to create individual learning plans. Since it was launched in September 2019, 2,500 people have access LinkedIn Learning in the UK.

•
The Digital Way Programme launched at Telefonica Spain in 2019. This is an online programme with different itineraries for digital skills, technological knowledge and digital ecosystem tools. More than 3,500 have received training, amounting to over 19,000 training hours.

Universitas Telefónica
Universitas Telefónica is the corporate university where our employees develop transformative and leadership skills, enabling them to take on the challenges of the digital revolution through which we are living. Universitas has a unique space where participants disconnect entirely from their day-to-day routine and focus 100% on their mission during their stay on campus. Universitas has top-level external lecturers from institutions such as the IESE business school, the Oxford Leadership Academy and Singularity University, among others. We also have internal teaching staff who give us a comprehensive view of the sector and of the Company.
Universitas has "On Campus" programmes given at the Universitas headquarters in Barcelona, and “On The Road” programmes specially adapted to be given anywhere in the world. In 2019, almost 4,700 people took part in the On Campus and On The Road editions. In 2019, these programmes were joined by the launch of Universitas Exponential, a programme in which more than 120 internal trainers have been selected and trained. These internal trainers have then taught one-day courses on alignment with the Company programme, adopting new ways of working and cultural change. More than 14,000 people benefited from these courses throughout the Group.
2.4.3. Attracting the best talent: the only way to ensure the future GRI 102-15
The technology sector has a major challenge in attracting talent. That is why we are committed to new channels to ensure the right profiles join us in a more global, digital and efficient manner.
In addition to the traditional mechanisms, we are using different strategies to attract talent through technological solutions which build a long-term relationship with the candidates and simplify the recruitment processes. We have a very active presence in digital job fairs, social media and universities with technological specialities.

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In 2019, we obtained a number of different acknowledgements worldwide and in different geographical regions for the efforts we are making to attract and develop talent.
The Merco ranking rate us as the third best company in terms of attracting and retaining talent in Spain and as the best Telco in Argentina and Colombia.
Similarly, our operations in the United Kingdom rose two places in the Glassdoor UK best places to work 2020, up to the 27th place in the ranking and remaining in the top 30 for the third year.
2.4.4. New ways of working for a new Telefónica
To adapt to the changing context, we are undertaking a deep-rooted cultural change at the Company. One of the drivers which is aiding us in this cultural shift is that of implementing a new, more cross-cutting and flexible ways of working which enables us to focus on our customers' needs, prioritise the delivery of value being more efficient and innovative, and enable the teams to become more autonomous and faster in decision making.
The new agile ways of working are much more than methodology for Telefónica: they are a means of boosting the cultural transformation, which is based on four pillars:

•
Methodology: Developing a common language and methodology tailored to the needs and objectives of Telefónica. We begin with a bottom-up approach, by identifying the experiences throughout the Company and co-creating with experts a reference framework for the teams who want to make the leap Agile.

•
A flexible ecosystem: This goes beyond the organisational structure itself. This is about creating spaces, tools and policies that help to move around within the organisation and focus on creating value. One example of these flexible ecosystems is the commitment to eWork and digital disconnection that we have consolidated in all the geographical regions where we operate (for more details, see section 2.5).

•
New leadership skills and styles: Developing internal skills for agile roles and transforming the behaviour of our leaders and our teams to become more collaborative and inspiring (leaders as role models, support from the executive committee, Universitas programmes, etc.).

•
Enablers and Accelerators: The fourth pillar, which underpins the others. The most important key for success is the change management process and proactive communication. To help this process, Telefónica has developed an agile office network, an online organisation that helps new ways of working adoption within the Group. We have created communities of practices that connect all the teams working in Agile and we are encouraging job rotation at the Company.

The new ways of working are a reality at Telefónica. We have more than 7,000 people and 60 initiatives following the agile approach through different models.

•	Accelerator Offices: Examples of this are Vivo Labs with more than 400 people and the Digital Experience Lab in Spain with nearly 500 people.

•	Support areas working under these models, such as the global People area, Procurement and IT.

•	Agile Business Units: Giffgaff and Novum.
Our target for next year is to increase the impact on the business by continuing to scale up the agile approach through the different stages of maturity of its implementation:

•	Individual and isolated teams.

•	Group of teams working at the accelerators/ incubators.

•	Value streams with an E2E perspective, called trains in SAFe methodology.

•	Train of trains, with their final destination in organisations at Full Agile level.
In 2019, the Global Agility Academy was created, where we defined the training plans for developing skills for the main roles used in agile methodologies, and the following global online courses were launched:

•	Agile Ways of Working: a course launched in March to explain the agile mindset and the different frameworks for agile working at Telefónica. In 2019, it was completed by 13,800 people.

•	Agile working frameworks: Scrum, launched in October and completed by 633 people.

•	Agile working frameworks: Kanban, launched in October and completed by 811 people.
The first Boot Camp to develop internal Agile Coaches was launched, lasting three weeks plus two months shadowing offered by expert agile coaches. This first edition selected 32 participants from Telefónica Spain and global units.
2.4.5. Commitment and motivation of our people
Our professionals' commitment has always had a prominent place on Telefónica's agenda, not only in the People area but also in that of our business leaders. In the past few years, our commitment index was the global standard "Climate and Commitment Indicator" (average of favourable answers on a scale of 5), and for years Telefónica has been consistently above the benchmarks for this indicator. As an evidence of that, Telefónica is the only Spanish company to win the 2019 Korn Ferry Engaged Performance Awards, an award from the consultancy firm to recognise those of its clients who have reached the highest levels of commitment.

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Last year we decided to adopt the Employee Net Promoter Score (Bain & Company); this measures the degree to which Company employees recommend the organisation as a good place to work, on a scale of 1 to 10. It enables us to align ourselves with the customer satisfaction measurement, with the same logic as the Net Promoter Score, which measures the percentage of promoters (those who gives scores of between 9 and 10) less the percentage of detractors (those who give scores from 1 to 6).
In our first measurement, we achieved a result of 58.4%. This is a positive result, as external benchmarks indicate that a result of over 40% is considered excellent and very few companies manage to be at around 60%.
Our challenge now is to increase even further the pride of our professionals of belonging to our Company, convinced that their motivation is the multiplier factor as regards results.

Recommendation programme - Valuable People
For the fourth consecutive year, we launched the Valuable People programme, our global initiative to recognise Telefónica professionals. Over 2019, more than 69,000 people were individually recognised by their colleagues for their distinctive contribution to the business and their alignment with the values of our Company. As an innovation, we launched the recognition programme for teams through our Workplace corporate communication tool.

2.4.6. Milestones and challenges
Milestones achieved in 2019

•	Promoting activities for sensitisation and raising awareness of unconscious bias for the entire workforce.

•	9,394 people under 30 incorporated during 2019.

•	Being part of Bloomberg gender equality index 2019.

•	Fostering a culture of continuous learning, where employees play an active part and are responsible for their development.

•	More than 15,000 people (75 times the initial audience) have participated on new ways of working training programs.

Challenges 2020

•	Achieving the figure of 30% executives women in 2020.

•	Incorporating 25,000 young people up until 2021.

•	Bloomberg gender equality index 2020.

•	Promoting initiatives to tackle the demographic challenge.

•	Working to integrate into the workplace people with disabilities, in line with the commitments assumed as part of The Valuable 500 initiative.

•	Raising awareness and sensitisation about unconscious bias for the entire workforce.

•	Double participation in reskilling/upskilling programmes.

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TRUST
2.5. Employee wellbeing GRI 103
2.5.1. How to assess effort: remuneration policy GRI 102-35, 102-36, 404-3
Telefónica's long-term strategy is based on three basic principles: firstly, inclusive and sustainable growth; secondly, efficiency, in which digitalisation is key; and finally, the trust of our stakeholders, starting with customers and based on their satisfaction and continuing on to shareholders, employees and suppliers, among others.

The remuneration policy is fully aligned with the Company's long-term strategic targets and focuses on meeting these targets and being a driver for attracting, retaining and motivating the talent Telefónica's needs to continue its transformation.
(*) Note: X = Performance metric that forms part of the short-term and/or long-term variable remuneration
With the variable remuneration of our entire team, we encourage growth through increasing operating income and the return on investment for shareholders, as well as efficiency through improving our OIBDA margin and generating Free Cash Flow. Telefónica is also a company that is fully committed to sustainability; therefore, from 2019, factors such as customer trust, the trust of society, diversity and contributing to the fight against climate change will be weighted in the variable remuneration of our entire team.
Telefónica offers a competitive and fair compensation package which can be made up of fixed components, short- and long-term variables, as well as remuneration in kind and other social benefits, adapted to the local practices in the markets where it operates.
Telefónica is a company that fosters meritocracy and equal opportunities. A significant part of the total remuneration for executives is on a variable basis and payment is linked to achieving financial, business, value creation and sustainability targets which are specific, quantifiable and in line with the Company's strategic plan. At Telefónica, it is ensured there is no discrimination on the grounds of gender, age, culture, religion or race when applying remuneration practices and policies. Telefónica professionals are remunerated coherently with their level of responsibility, leadership and performance inside the organisation, encouraging the retention of key professionals and attracting the best talent.

As part of the total remuneration principle, the Share Plans for Employees play an essential role when aligning the goals of all the employees with those of the shareholders, reinforcing the skin-in-the-game concept, while boosting the shareholder culture and feeling of belonging and encouraging a common culture in the Group focusing on entrepreneurial spirit. At the General Shareholders' Meeting of Telefónica, S.A. held on 8 June 2018, approval was given to the implementation of a new edition of the incentive-based voluntary share purchase plan for Telefónica, S.A. which was launched in July 2019 and was participated in by more than 18,000 employees in 15 countries.
Performance appraisals
Telefónica has a worldwide performance appraisal process for all the employees of the Group, sharing calendars, guidelines and a digital tool. The process is coordinated at a global level even though it is managed locally. The performance appraisal model is one and the same for all employees. All Group employees who are not covered by a collective bargaining agreement are eligible to complete the performance appraisal process.
Concerning the performance appraisal process in 2019, out of all the eligible employees, 65,454 professionals were registered on the tool, known as SuccessFactors, that handles the process. Of these employees, 81% completed the process successfully. All these employees set targets, which were

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monitored over the year through conversations with their direct superiors, and finalised the process, with a year-end review where their performance score was reported to them. The remaining 19% of the employees registered did not complete the process.
In general terms, the results obtained are very positive, but it is necessary to keep on moving forward in order to get all eligible employees on to SuccessFactors.
At the present time, efforts are being made to improve the information reporting systems to include information about the employee's gender and job category, by breaking down the details of the data from the performance appraisals.
2.5.2. Pay gap and average remuneration
Telefónica is committed to diversity and equality; to this end, and following the measures put in place in previous years, it focuses on clear, transparent communication in analysing the salary information about men and women inside the Group.
The goal is to understand the gender-based pay difference or gap by country and average remuneration broken down by gender, level and age (see details at the end of this chapter).
Before analysing these differences at Telefónica, the important thing is to know how the comparison is done, which items it includes and how it measures the difference between the total average remuneration for men and the total average remuneration for women. If we only take into consideration the difference by gender, men and women, without examining other factors, this is what is known as the gross pay gap. When, in addition to gender, it takes into account country, professional category, functional area in which each employee works and seniority, then we are talking about the adjusted pay gap.
Therefore, taking into consideration all the legal entities and countries where Telefónica is present and in accordance with the aforementioned considerations, we can say that the gross pay gap of the Telefónica Group is 19.1% and the adjusted pay gap is 3.1%. (See details at the end of this chapter).
Telefónica's commitment to diversity and equality gives rise to different objectives covering not only improving or reducing the numbers of the pay gap, but also monitoring the information in more detail so as to analyse the causes or factors which affect the pay gap. The goal is to ensure compliance with the Principles of Equality and Equal Pay and drive continuous improvement.
What are the main factors which affect the pay gap?
The gender pay gap is much more than a number. By analysing the information about our pay gap in depth, we identify challenges of a structural nature, something which most companies are facing.
In this analysis, factors that affect the pay gap include:

•	The greater proportion of men in senior positions in our business. For years at Telefónica we have had initiatives in place to drive and achieve the objective of having a higher number of women in management positions. The reality is that there is still a greater proportion of men who occupy executive positions in our sector. However, the trend since 2015 has been that of an increasing proportion of women in executive positions: in 2015, 19% of our senior management were women and in 2019 this percentage had increased to 25.6%.

•
The measures to find the balance between personal and professional life and flexible working formats. At Telefónica we have numerous measures in place in this regard, ones which encourage and foster the spreading of flexible working formats among employees of both genders: 15 % of the workforce benefits from reduced working hours. However, 6 out of every 10 employees who have a reduced working timetable are women.

•
The limited number of women who study STEM subjects or embark on STEM careers. We have therefore implemented various initiatives to foster within our society improved access by women and young people to STEM subjects and careers. As explained in the section on Gender Diversity, Society, we have put in place different initiatives to encourage increased access by women and young people to STEM subjects and careers.

What are we doing in this respect?
At Telefónica we are proud of the path we have followed in recent years and the commitment we have taken on as a company, but we still have work ahead of us and the responsibility of completing the task that lies ahead.
Understanding the reasons behind the data allows us to focus our efforts on addressing issues of diversity and gender inclusion better. To this end, and in line with what we have already done, we will continue working on initiatives that affect structural variables. (See details in the section on Diversity Management).
We will also continue to be committed to measures that ensure equality of opportunities for everyone, through the recruitment process and fair remuneration criteria.
We will develop and increase the visibility of the pool of talent, we will help to foster a culture of flexible working, and we will encourage sensitisation and raising awareness.
At Telefónica, there is a place for everybody; the talent of each of us contributes to success for all.
2.5.3. Social dialogue as a bridge between workers and businesses GRI 102-41, 103, 403-4, 404-2, 407-1
At Telefónica we are committed to the fundamental standards of the International Labour Organization (ILO) with regard to work, mainly with reference to freedom of association and the right to collective bargaining in all the countries and jurisdictions where we operate. We ensure that worker representatives receive fair treatment that is free of discrimination and that they have all the facilities to be able to perform their representative duties. 100% of Telefónica

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workforce are protected by a labor framework that regulates their working conditions.
Trade union activity
As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognised the UNI Global Union and the European Works Council as key partners in worldwide labour management.
In the same way, at local level, we understand that management of Works Councils is guided through policies and rules established by their legal entity and therefore the procedures to report, consult and negotiate have different meanings, but are always in line with Telefónica's guiding principles.
Maintaining a neutral position with regard to trade union activity is essential to ensure a free, open environment which allows rights to association to be exercised. If workers wish to become members of a trade union, Telefónica will recognise trade unions which meet the conditions regarding organisation under ILO Convention 87, and always in accordance with local legislation. In addition, we ensure that worker representatives receive fair treatment that is free of discrimination and will have, in turn, all the facilities to be able to perform their representative duties.
Significant local agreements with trade unions:
Spain
In 2019, the second Collective Bargaining Agreement of Related Companies (CEV), which grants a framework of stability to the more than 21,000 workers of Telefónica Spain, Telefónica Móviles España and Telefónica Soluciones de Informática y Comunicaciones, was signed and consolidated its status as a benchmark for the sector.
The agreement will be in force for three years, including 2019, ending on 31 December 2021, with the option of being extended for one more year. It establishes an annual pay increase of 1.5%, which ensures the improvement in remuneration and is one step further towards standardising the conditions of the workers at the three companies.
This agreement consolidates the achievements of the first CEV and represents considerable progress towards becoming a more digital and more flexible company that is ready for future challenges, thus guaranteeing the sustainability of our business, and also, in turn, with a decided commitment to work-life balance, equality, new and more flexible ways of working, disconnecting at a digital level and diversity.
Brazil
In 2019, the 30 existing trade union agreements were renewed and will remain in force until 1 September 2020. The agreements of the Participation Programme which were valid for the year (January to December 2019) were renewed and the wage multiples for 2020 and 2021 were agreed, while negotiation of the indicators for 2020 remained pending.

Voluntary redundancy schemes
In order to adapt our workforce to the needs of the business, 2019 saw the culmination of several voluntary redundancy schemes at Telefónica. The plans are based on the premise of being voluntary, universal and non-discriminatory.
In the case of Telefónica Spain, the Plan for Individual Suspension of the Employment Relationship included in the text of the second Collective Bargaining Agreement of Related Companies concluded. A total of 2,636 employees made use of this plan.
In Brazil, the voluntary redundancy plan known as the Plan de Desvinculación Voluntaria (PDV) was launched, and a total of 810 people availed of the plan; in Peru, a total of 489 people left the company under the redundancy plans launched in 2019.
Since the beginning of 2016 there is an outplacement program to help on the relocation of employees leaving the company. The program is offered to all employees who leave the Company well as a result of a dismissal or as a result of voluntary redundancy schemes.
The programs have an initial duration of six months and consist of:

•	Individual work sessions.

•	Group sessions and workshops.

•	Technological platform to search new job opportunities.
In addition, the program is oriented  not only to job search, but also on helping those people who want to start their own business.
2.5.4. Work-life balance GRI 103
Telefónica understands that balance is key to attracting and retaining talent, and is committed to this. To this end, we are working on new working-hour organisation models that increase commitment, satisfaction and the productivity of our teams.
Remote working
During 2019, different eWork models were consolidated in practically all the geographic regions where we operate, leveraging digital tools that make teamwork and sharing information safely possible. The existing working models are always voluntary and reversible, offering the chance to work outside the office one or two days a week, depending on the country. In Telefonica almost 32,000 people telework, unleashing countries such as Chile, Peru and Ecuador with percentages close to or greater than 50% of the workforce. In Brazil there are already 10,261 teleworkers and 8,040 in Argentina.
Digital disconnection
Telefónica's commitment to its professionals disconnecting at a digital level materialised in 2018 in an agreement entered into by the Chairman of Telefónica and the major trade union organisations in Spain (UGT and CCOO).
In 2019, this commitment was included as an annex to the International Framework Agreement we signed with the UNI

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and the EWC, a declaration of principles in favour of disconnecting digitally which aims to reinforce the importance of this issue at global level. In addition, the commitment to disconnecting digitally was extended to all the countries in which Telefónica operates through local agreements signed with local trade unions.

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By virtue of this agreement, Telefónica undertakes to encourage measures to foster respect for workers' rest times once the working day has ended, recognising the right to disconnect at a digital level as a fundamental aspect of successfully organising working time better in order to respect employees’ private and family lives and, in short, their quality of life and health.
2.5.5. Employee health and safety GRI 103
At Telefónica we understand the concept of occupational health and safety to cover a state of complete physical, mental and social well-being in harmony with the environment. The measures that promote health in the Company not only help employees and ensure long-term business success but also have overall positive effects which go beyond the Company.
Governance and strategy
The Regulation and Institutional Affairs Committee of the Board of Directos of Telefónica, S.A. in 2019 and the Quality and Sustainability Committee are responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the health, safety and well-being of our employees in the workplace.

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Policies
Most significant policies:

•	Global Policy on Occupational Health, Safety and Well-being of the Telefónica Group

•	Telefónica's Business Principles

•	Collective Bargaining Agreements at Country Level

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2.5.6. Management systems: prevention of work-related incidents and occupational diseases
We lay down procedures to identify the dangers and assess the risks in order to prevent work-related incidents and occupational diseases. We ensure compliance with the legal requirements in force in each country, as well as adopting, in a complementary manner and in accordance with the principle of prevention, other requirements based on local regulations or international standards.
Currently, over ninety percent of our operators have a health, safety and well-being management system in place. Sixty percent of our operators have even certified their systems, based on the ISO 45001 or OHSAS 18001 standards.
Our work plan looking ahead to 2022 envisages the implementation of a health, safety and well-being system at all our operators, of which ninety percent will be certified under the new ISO 45001 standard.
In the event of emergencies and natural disasters, we have early warnings and specially trained teams who undertake drills for different types of emergencies and are prepared to act in these cases.
No fatal accident has occurred during 2019.
2.5.7. Training and Worker Representation         GRI 403-1
Training and awareness-raising
All employees have online courses available to them on occupational health, safety and well-being. In addition, ongoing, specific training is undertaken with the local teams in the countries on implementing health, safety and well-being management systems and numerous health awareness-raising campaigns are conducted including campaigns on preventing prostate and colon cancer, postural health, office-based ergonomics, tips for travel and driving, and HIV through the plan #YoTrabajoPositivo, with the Trabajando en Positivo organisation.
Our employees also have access to the Feel Good programme which provides information on diet and nutrition, physical activity, health, and emotional well-being and personal leadership.
(Read more in the section 2.5.9. A Culture Which Watches Over Mental Health and Holistic Well-being).
To promote our global coordination and cooperation, the Telefónica International Workshop on Health, Safety and Well-being was held in Madrid in June 2019, where we welcomed participants representing our operators and our supply chain.

Representativeness and worker participation
We promote information, consultation and participation of workers and other stakeholders to ensure healthy and safe workplaces. Worker representation on joint health and safety committees is the established model in the different countries where we are present; 89 % of our employees are represented on these committees.
In February 2019, the most representative joint committees on health and safety at our operators played a significant role in signing the appendix to the International Framework Agreement entered into with UNI Global Union, which recognises the Right to Digital Disconnection.
(Read more in the section 2.5.4.Work-life balance)
2.5.8. Engagement with our Suppliers
Our suppliers and partners
We foster best practices regarding health, safety and well-being in our supply chain and with our partners. All our suppliers sign the Supply Chain Sustainability Policy, which establishes obligations to be fulfilled by our suppliers as regards health, safety and well-being.
It is in the activities of our suppliers where there is a greater risk of having an occupational accident, and therefore we focus on promoting and reinforcing best practices in matters relating to health, safety and well-being when working with them. Proof of this is the Alllies Initiative (“Proyecto Aliados”) whereby audits oriented towards occupational health and safety are performed that are complemented by follow-up meetings and improvement plans with audited suppliers/contractors.

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Supplier Management
Step 1	All our suppliers must accept and sign our minimum standards regarding health and safety at work
Step 2	Risk analysis and identification of high-risk suppliers
Step 3	Audits - administrative or on site - of high-risk suppliers
Step 4	Engagement with suppliers to improve the health, safety and well-being of those who work with us in our supply chain
(Read more in 2.9. Suppliers, our allies)
We must also highlight, as a new practice, initiatives which open up dialogue and proactive collaboration with our suppliers. For example, in 2019 the Coordination of Business Activities Procedure was implemented once again in Spain; this organises the coordination of preventive activities both for collaborating companies and for Telefónica's own companies. It makes it possible to expedite and ensure awareness and compliance for all the activities which must be performed under the law, and to guarantee the preventive measures necessary for all our workers. In Brazil, we fostered inclusion and smooth communication with our suppliers through a regular newsletter in which different subjects were highlighted to train their teams and open up a learning dialogue with Telefónica.

2.5.9. A Culture Which Watches Over Mental Health and Holistic Well-being
Workplace stress
As expressed in our Global Policy on Occupational Health, Safety and Well-being of the Telefónica Group, we are committed to promoting well-being and the psychosocial environment to reduce emotional and mental stress, and watch over the balance between our employees working lives and their private and family lives. In addition, the psychosocial working environment is one of the performance indicators that Telefónica has publicly committed to addressing.
Resulting from this commitment, we introduced a Healthy Business Excellence System, backed by the Spanish National Institute of Workplace Health and Safety. The Healthy Business Excellence System is audited internally each year and the results are submitted to the Health and Safety Committee. Furthermore, every two years an external company is hired to audit progress made in implementing this system and certify that the model is being followed. The Healthy Business Excellence System is organised around four elements: physical; health resources; community involvement; and the psychosocial element. The latter is becoming increasingly important, as it helps us to identify the degree of stress employees face at their place of work. In January 2019, the European Telecommunications Network Operators’ Association (ETNO) and UNI Europa published the second version of the “Good Work Good Health” guide, where they highlighted our Healthy Business Excellence System as a good practice.
Our employees have access to different training programmes that tackle issues such as time management, handling stress, leadership style and decision making. There are also ways to support the employees, accessible through the country Intranets, which include access to medical experts as well as establishing mechanisms for requesting help.
We highlight the best practices of analysing the psychosocial risk at the Company based on representative operator data and of drawing up a global guide on assessment mental health in the workplace for our employees.

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Culture of Well-being - Feel Good
Our vision is to become a benchmark in business well-being, generating a positive impact on our employees, associates, their environment and the organisation. To this end, we implement initiatives that foster a culture of well-being at all levels of the organisation.

We have a corporate well-being programme, known as Feel Good, which seeks to have a positive impact on employee well-being and motivation, and, consequently, on the Company itself. Through Feel Good, we foster initiatives that attempt to raise awareness with regard to four basic pillars:

Nutrition	Health	Physical Activity	Emotional Activity
We place emphasis on creating healthy eating habits and providing tools to be able to make the best dietary decisions. Vending machines, healthy menus, conferences, fruit in the workplace, etc.
We concentrate on illness prevention and early detection, such as health campaigns, donation campaigns, health weeks, check-ups, and awareness-raising conferences on subjects such as breast cancer, strokes, cardiovascular diseases, etc.

We focus on activating movement as a source of well-being, from raising awareness through information about the benefits of doing small exercises or walking, to setting up sporting challenges such as the global e-health challenge. We also have #aporturetocontelefonica (#gogetyourtelefonicachallenge), a programme through which we sponsor employees who set challenges around any areas of physical activity. Some examples have covered categories such as athletics, cycling, women's football teams, paddle tennis, archery, biking, sailing, etc. In the same way, we encourage this activity as well through internal conferences where we discuss the benefits of incorporating healthy habits involving physical exercise.
We promote workshops on emotional well-being and personal leadership, empowerment and balancing our personal and professional lives. We also have conferences where we address this type of plan.
MILESTONES 2019
In 2019, we achieved 100% fulfilment of each of the following goals:

•	Extending the implementation of the digital disconnection agreement to 100% of the Group's operators in 2019.

•	The second global E-Health Challenge in 2019 between companies worldwide, beating the participant numbers for the previous year.

•	Fostering digital volunteering, which currently represents 47% of the programme.
In addition, we reached the following milestones:

•	Implementation of the Global Policy on Occupational Health, Safety and Well-being of the Telefónica Group.

•	Over ninety percent of operators with a health, safety and well-being management system (calculated on the basis of revenues of the operators).

•	A certified health, safety and well-being management system at sixty percent of operators, in accordance with the ISO 45001 or OHSAS 18001 standard.

•	Analysis of the psychosocial/mental health risk based on data and well-being programmes from representative operators.

CHALLENGES 2020

•	Continuation of the implementation of the Global Policy on Occupational Health, Safety and Well-being of the Telefónica Group.

•	All operators with a health, safety and well-being management system in 2022.

•	A certified health, safety and well-being management system at 90% of operators, in accordance with the ISO 45001 in 2022.

•	Continuation of the analysis of the psychosocial/mental health risk throughout the Group.

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2.5.10. Occupational health and safety indicators GRI 403-2

(1)	Germany 2018	Germany 2019	Brazil 2018	Brazil 2019	Spain 2018	Spain 2019	United Kingdom 2018	United Kingdom 2019	Hispam 2018	Hispam 2019
No. of absence hours (men)	643,200	593,520	961,248	781,088	1,225,408	1,046,640	269,720	245,744	1,035,132	903,320
No. of absence hours (women)	644,256	584,200	1,028,440	920,944	795,520	673,400	303,976	271,864	1,026,224	892,280
No. of hours absence TOTAL	1,287,456	1,177,720	1,989,688	1,702,032	2,020,928	1,720,040	573,696	517,608	2,061,356	1,795,600
Absenteeism rate (men)	0.06	0.06	0.02	0.02	0.04	0.03	0.03	0.03	0.02	0.02
Absenteeism rate (women)	0.10	0.10	0.04	0.04	0.06	0.03	0.06	0.06	0.04	0.03
Absenteeism rate TOTAL	0.08	0.08	0.03	0.03	0.05	0.03	0.04	0.04	0.03	0.03
Lost days rate / severity (men) (2)	n.a.	21.44	n.a.	21.74	n.a.	14.30	n.a.	5.34	n.a.	65.74
Lost days rate / severity (women) (2)	n.a.	23.73	n.a.	2.08	n.a.	8.29	n.a.	3.85	n.a.	14.77
Lost days rate / severity TOTAL (2)	n.a.	22.26	n.a.	13.80	n.a.	12.23	n.a.	4.78	n.a	47.14
Lost days rate / severity (men) (3)	3.99	21.44	15.31	21.74	18.64	14.30	116.17	128.83	62.97	65.61
Lost days rate / severity (women) (3)	8.80	23.73	3.85	2.08	17.32	8.29	218.05	268.67	19.22	16.62
Lost days rate / severity TOTAL (3)	5.82	22.26	10.55	13.80	18.24	12.23	155.85	181.68	46.81	47.73
Accident frequency rate (men)	0.39	0.52	0.77	0.58	0.62	0.27	0.20	0.05	2.19	2.13
Accident frequency rate (women)	0.60	0.61	0.24	0.15	0.58	0.29	0.23	0.08	0.92	0.86
Accident frequency rate TOTAL	0.47	0.55	0.55	0.41	0.61	0.28	0.21	0.06	1.72	1.67
Occupational disease rate (men) (2)	n.a.	—	n.a.	—	n.a.	—	n.a.	—	n.a.	0.02
Occupational disease rate (women) (2)	n.a.	—	n.a.	—	n.a.	—	n.a.	—	n.a.	0.05
Occupational disease rate TOTAL (2)	n.a.	—	n.a.	—	n.a.	—	n.a.	—	n.a.	0.03

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(1)	Germany 2018	Germany 2019	Brazil 2018	Brazil 2019	Spain 2018	Spain 2019	United Kingdom 2018	United Kingdom 2019	Hispam 2018	Hispam 2019
Occupational disease rate (men) (3)	—	—	—	—	—	—	2.50	3.32	0.06	0.01
Occupational disease rate (women) (3)	—	—	—	—	—	—	4.11	7.58	0.17	0.05
Occupational disease rate TOTAL (3)	—	—	—	—	—	—	3.13	4.93	0.10	0.03
=- Absenteeism rate = total number of days lost due to absence/ total days worked per year.
- Lost day rate (severity) = total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000
- Accident frequency rate = (total number of accidents in the workplace with leave / total number of hours worked per year) x 200,000.
- Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.
(1) To improve data quality, we report for the first time data related to occupational diseases based on two criteria: 1. On the basis of a global definition, based on the International Labour Organization's list of occupational diseases. 2. On the basis of local legislation, regulation and standards, as in previous years. This distinction is necessary in order to understand the differences between countries, e.g. labour regulations in the United Kingdom cover a greater number of occupational diseases (e.g. stress) than in the other regions where Telefónica operates, and therefore the rates related to occupational illnesses are higher in the United Kingdom.
(2) Based on the list of occupational diseases of the International Labour Organisation.
(3) Based on the list of occupational diseases in local legislation, regulation and standards.
4) In 2018, Hispam comprised Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, Venezuela and CAM (Costa Rica, El Salvador, Guatemala, Nicaragua, Panama). In 2019, Hispam comprised Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, and Venezuela.

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2.5.11. Key Indicators GRI 102-8, 102-41, 103, 202-1, 401-5, 404-1, 405-1, 405-2
STAFF INDICATORS
Staff by professional category, gender, age and country in 2019

TOTAL GROUP 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	145	404	88	637
	%	—	—	1%	2%	1%	1%
	Women	—	1	54	143	21	219
	%	—	0%	0%	1%	1%	1%
	Total	—	1	199	547	109	856
	%	—	0%	1%	2%	1%	1%
Middle Management	Men	260	962	4,066	4,010	721	10,019
	%	3%	9%	19%	19%	11%	14%
	Women	171	588	2,131	1,452	127	4,469
	%	2%	7%	14%	15%	7%	10%
	Total	431	1,550	6,197	5,462	848	14,488
	%	2%	8%	17%	17%	10%	13%
Rest of Staff	Men	10,027	9,451	17,346	17,204	5,911	59,939
	%	97%	91%	80%	80%	88%	85%
	Women	8,460	7,404	12,724	8,226	1,722	38,536
	%	98%	93%	85%	84%	92%	89%
	Total	18,487	16,855	30,070	25,430	7,633	98,475
	%	98%	92%	82%	81%	89%	87%
Total	Men	10,287	10,413	21,557	21,618	6,720	70,595
	%	15%	15%	31%	31%	10%	62%
	Women	8,631	7,993	14,909	9,821	1,870	43,224
	%	20%	18%	34%	23%	4%	38%
	Total	18,918	18,406	36,466	31,439	8,590	113,819
	%	17%	16%	32%	28%	8%	100%

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GERMANY 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	13	30	8	51
	%	—	—	1%	2%	2%	1%
	Women	—	—	7	6	—	13
	%	—	—	1%	1%	—	0%
	Total	—	—	20	36	8	64
	%	—	—	1%	2%	1%	1%
Middle Management	Men	11	69	309	254	41	684
	%	2%	10%	18%	16%	9%	14%
	Women	7	20	87	59	20	193
	%	2%	4%	8%	8%	6%	6%
	Total	18	89	396	313	61	877
	%	2%	7%	14%	14%	8%	11%
Rest of Staff	Men	624	636	1,403	1,274	384	4,321
	%	98%	90%	81%	82%	89%	85%
	Women	412	474	1,051	668	289	2,894
	%	98%	96%	92%	91%	94%	93%
	Total	1,036	1,110	2,454	1,942	673	7,215
	%	98%	93%	86%	85%	91%	88%
Total	Men	635	705	1,725	1,558	433	5,056
	%	13%	14%	34%	31%	9%	62%
	Women	419	494	1,145	733	309	3,100
	%	14%	16%	37%	24%	10%	38%
	Total	1,054	1,199	2,870	2,291	742	8,156
	%	13%	15%	35%	28%	9%	100%

Telefónica, S.A. 102

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

ARGENTINA 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	6	19	11	36
	%	—	—	0%	1%	0%	0%
	Women	—	—	2	8	—	10
	%	—	—	0%	1%	—	0%
	Total	—	—	8	27	11	46
	%	—	—	0%	1%	0%	0%
Middle Management	Men	18	95	318	479	255	1,165
	%	3%	7%	11%	17%	11%	12%
	Women	14	42	187	113	17	373
	%	4%	5%	8%	12%	6%	8%
	Total	32	137	505	592	272	1,538
	%	3%	7%	10%	16%	10%	11%
Rest of Staff	Men	695	1,174	2,506	2,259	2,060	8,694
	%	97%	93%	89%	82%	89%	88%
	Women	332	771	2,054	792	290	4,239
	%	96%	95%	92%	87%	94%	92%
	Total	1,027	1,945	456	3,051	2,350	12,933
	%	97%	93%	90%	83%	89%	89%
Total	Men	713	1,269	2,830	2,757	2,326	9,895
	%	7%	13%	29%	28%	24%	68%
	Women	346	813	2,243	913	307	4,622
	%	7%	18%	49%	20%	7%	32%
	Total	1,059	2,082	5,073	3,670	2,633	14,517
	%	7%	14%	35%	25%	18%	100%

Telefónica, S.A. 103

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

BRAZIL 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	52	28	13	93
	%	—	—	1%	1%	2%	0%
	Women	—	—	11	12	2	25
	%	—	—	0%	1%	1%	0%
	Total	—	—	63	40	15	118
	%	—	—	1%	1%	2%	0%
Middle Management	Men	113	369	1,328	592	87	2,489
	%	2%	8%	18%	21%	14%	12%
	Women	76	253	584	146	19	1,078
	%	2%	7%	13%	12%	8%	8%
	Total	189	622	1,912	738	106	3,567
	%	2%	8%	16%	19%	12%	10%
Rest of Staff	Men	4,805	3,994	6,065	2,165	537	17,566
	%	98%	92%	81%	78%	84%	87%
	Women	4,668	3,334	4,032	1,011	208	13,253
	%	98%	93%	87%	86%	91%	92%
	Total	9,473	7,328	10,097	3,176	745	30,819
	%	98%	92%	84%	80%	86%	89%
Total	Men	4,918	4,363	7,445	2,785	637	20,148
	%	24%	22%	37%	14%	3%	58%
	Women	4,744	3,587	4,627	1,169	229	14,356
	%	33%	25%	32%	8%	2%	42%
	Total	9,662	7,950	12,072	3,954	866	34,504
	%	28%	23%	35%	11%	3%	100%

Telefónica, S.A. 104

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

CENTRAL AMERICA 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	1	5	2	8
	%	—	—	1%	6%	18%	2%
	Women	—	—	1	—	—	1
	%	—	—	2%	—	—	1%
	Total	—	—	2	5	2	9
	%	—	—	1%	5%	13%	2%
Middle Management	Men	—	6	29	27	1	63
	%	—	8%	19%	35%	9%	18%
	Women	—	4	14	4	—	22
	%	—	8%	21%	27%	—	14%
	Total	—	10	43	31	1	85
	%	0%	8%	20%	34%	7%	17%
Rest of Staff	Men	28	73	123	45	8	277
	%	100%	92%	80%	58%	73%	80%
	Women	26	44	51	11	4	136
	%	100%	92%	77%	73%	100%	86%
	Total	54	117	174	56	12	413
	%	100%	92%	79%	61%	80%	81%
Total	Men	28	79	153	77	11	348
	%	8%	23%	44%	22%	3%	69%
	Women	26	48	66	15	4	159
	%	16%	30%	42%	9%	3%	31%
	Total	54	127	219	92	15	507
	%	11%	25%	43%	18%	3%	100%

Telefónica, S.A. 105

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

CHILE 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	6	6	2	14
	%	—	—	1%	1%	0%	0%
	Women	—	—	1	3	1	5
	%	—	—	0%	1%	1%	0%
	Total	—	—	7	9	3	19
	%	—	—	1%	1%	0%	0%
Middle Management	Men	3	25	135	157	77	397
	%	2%	7%	18%	17%	13%	14%
	Women	1	13	59	54	7	134
	%	1%	7%	11%	14%	6%	10%
	Total	4	38	194	211	84	531
	%	1%	7%	15%	16%	12%	13%
Rest of Staff	Men	197	326	606	777	533	2,439
	%	99%	93%	81%	83%	87%	86%
	Women	104	164	464	335	103	1,170
	%	99%	93%	89%	85%	93%	89%
	Total	301	490	1,070	1,112	636	3,609
	%	99%	93%	84%	83%	88%	87%
Total	Men	200	351	747	940	612	285
	%	7%	12%	26%	33%	21%	69%
	Women	105	177	524	392	111	1,309
	%	8%	14%	40%	30%	8%	31%
	Total	305	528	1,271	1,332	723	4,159
	%	7%	13%	31%	32%	17%	100%

Telefónica, S.A. 106

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

COLOMBIA 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	5	17	1	23
	%	—	—	0%	3%	1%	1%
	Women	—	—	3	4	3	10
	%	—	—	0%	1%	8%	0%
	Total	—	—	8	21	4	33
	%	—	—	0%	3%	3%	1%
Middle Management	Men	2	35	171	107	9	324
	%	0%	6%	15%	21%	10%	11%
	Women	3	24	138	56	1	222
	%	0%	4%	15%	18%	3%	9%
	Total	5	59	309	163	10	546
	%	0%	5%	15%	20%	8%	10%
Rest of Staff	Men	595	553	952	376	84	2,560
	%	100%	94%	84%	75%	89%	88%
	Women	687	592	806	260	34	2,379
	%	100%	96%	85%	81%	89%	91%
	Total	1,282	1,145	1,758	636	118	4,939
	%	100%	95%	85%	78%	89%	90%
Total	Men	597	588	1,128	500	94	2,907
	%	21%	20%	39%	17%	3%	53%
	Women	690	616	947	320	38	2,611
	%	26%	24%	36%	12%	1%	47%
	Total	1,287	1,204	2,075	820	132	5,518
	%	23%	22%	38%	15%	2%	100%

Telefónica, S.A. 107

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

ECUADOR 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	1	5	3	9
	%	—	—	0%	5%	38%	1%
	Women	—	—	—	2	—	2
	%	—	—	—	5%	—	0%
	Total	—	—	1	7	3	11
	%	—	—	0%	5%	21%	1%
Middle Management	Men	3	18	91	46	2	160
	%	3%	11%	30%	50%	25%	24%
	Women	8	21	44	12	1	86
	%	9%	16%	27%	32%	17%	20%
	Total	11	39	135	58	3	246
	%	6%	13%	29%	45%	21%	22%
Rest of Staff	Men	104	145	215	41	3	508
	%	97%	89%	70%	45%	38%	75%
	Women	80	112	121	23	5	341
	%	91%	84%	73%	62%	83%	79%
	Total	184	257	336	64	8	849
	%	94%	87%	71%	50%	57%	77%
Total	Men	107	163	307	92	8	677
	%	16%	24%	45%	14%	1%	61%
	Women	88	133	165	37	6	429
	%	21%	31%	38%	9%	1%	39%
	Total	195	296	472	129	14	1,106
	%	18%	27%	43%	12%	1%	100%

Telefónica, S.A. 108

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

SPAIN 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	40	229	33	302
	%	—	—	1%	2%	3%	2%
	Women	—	1	15	84	8	108
	%	—	0%	1%	2%	2%	1%
	Total	—	1	55	313	41	410
	%	—	0%	1%	2%	2%	1%
Middle Management	Men	22	135	834	1,628	45	2,664
	%	2%	10%	21%	15%	3%	15%
	Women	12	85	503	689	12	1,301
	%	2%	8%	17%	14%	3%	13%
	Total	34	220	1,337	2,317	57	3,965
	%	2%	9%	19%	15%	3%	14%
Rest of Staff	Men	948	1,278	3,043	8,782	1,235	15,286
	%	98%	90%	78%	83%	94%	84%
	Women	551	969	2,493	4,289	425	8,727
	%	98%	92%	83%	85%	96%	86%
	Total	1,499	2,247	5,536	13,071	166	24,013
	%	98%	91%	80%	83%	94%	85%
Total	Men	970	1,413	3,917	10,639	1,313	18,252
	%	5%	8%	21%	58%	7%	64%
	Women	563	1,055	3,011	5,062	445	10,136
	%	6%	10%	30%	50%	4%	36%
	Total	1,533	2,468	6,928	15,701	1,758	28,388
	%	5%	9%	24%	55%	6%	100%

Telefónica, S.A. 109

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

MEXICO 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	—	12	1	13
	%	—	—	—	5%	3%	1%
	Women	—	—	3	2	—	5
	%	—	—	1%	4%	—	1%
	Total	—	—	3	14	1	18
	%	—	—	0%	5%	2%	1%
Middle Management	Men	9	31	154	98	11	303
	%	5%	13%	27%	39%	33%	24%
	Women	4	15	81	13	—	113
	%	4%	9%	31%	24%	—	19%
	Total	13	46	235	111	11	416
	%	4%	12%	28%	36%	26%	22%
Rest of Staff	Men	179	203	423	143	21	969
	%	95%	87%	73%	57%	64%	75%
	Women	110	143	177	40	9	479
	%	96%	91%	68%	73%	100%	80%
	Total	289	346	600	183	30	1,448
	%	96%	88%	72%	59%	71%	77%
Total	Men	188	234	577	253	33	1,285
	%	15%	18%	45%	20%	3%	68%
	Women	114	158	261	55	9	597
	%	19%	26%	44%	9%	2%	32%
	Total	302	392	838	308	42	1,882
	%	16%	21%	45%	16%	2%	100%

Telefónica, S.A. 110

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

PERU 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	8	15	3	26
	%	—	—	1%	2%	0%	1%
	Women	—	—	2	8	1	11
	%	—	—	0%	3%	1%	1%
	Total	—	—	10	23	4	37
	%	—	—	1%	2%	0%	1%
Middle Management	Men	3	30	191	160	23	407
	%	1%	6%	17%	21%	3%	11%
	Women	—	15	98	44	3	160
	%	—	5%	14%	15%	2%	9%
	Total	3	45	289	204	26	567
	%	0%	6%	16%	20%	3%	10%
Rest of Staff	Men	492	461	905	575	748	3,181
	%	99%	94%	82%	77%	97%	88%
	Women	323	288	598	244	185	1,638
	%	100%	95%	86%	82%	98%	91%
	Total	815	749	1,503	819	933	4,819
	%	100%	94%	83%	78%	97%	89%
Total	Men	495	491	1,104	750	774	3,614
	%	14%	14%	31%	21%	21%	67%
	Women	323	303	698	296	189	1,809
	%	18%	17%	39%	16%	10%	33%
	Total	818	794	1,802	1,046	963	5,423
	%	15%	15%	33%	19%	18%	100%

Telefónica, S.A. 111

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

UNITED KINGDOM 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	9	22	3	34
	%	—	—	1%	3%	1%	1%
	Women	—	—	6	8	4	18
	%	—	—	1%	1%	2%	1%
	Total	—	—	15	30	7	52
	%	—	—	1%	2%	1%	1%
Middle Management	Men	67	129	373	275	118	962
	%	6%	23%	31%	31%	34%	23%
	Women	40	72	213	156	29	510
	%	5%	19%	27%	29%	18%	18%
	Total	107	201	586	431	147	1,472
	%	5%	21%	29%	30%	29%	21%
Rest of Staff	Men	1,107	429	814	580	228	3,158
	%	94%	77%	68%	66%	65%	76%
	Women	837	315	583	380	131	2,246
	%	95%	81%	73%	70%	80%	81%
	Total	1,944	744	1,397	960	359	5,404
	%	95%	79%	70%	68%	70%	78%
Total	Men	1,174	558	1,196	877	349	4,154
	%	28%	13%	29%	21%	8%	60%
	Women	877	387	802	544	164	2,774
	%	32%	14%	29%	20%	6%	40%
	Total	2,051	945	1,998	1,421	513	6,928
	%	30%	14%	29%	21%	7%	100%

Telefónica, S.A. 112

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

URUGUAY 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	1	5	1	7
	%	—	—	1%	8%	5%	2%
	Women	—	—	1	1	—	2
	%	—	—	1%	2%	—	1%
	Total	—	—	2	6	1	9
	%	—	—	1%	5%	3%	1%
Middle Management	Men	1	6	22	25	6	60
	%	2%	9%	21%	38%	27%	19%
	Women	—	2	20	19	4	45
	%	—	4%	24%	33%	36%	15%
	Total	1	8	42	44	10	105
	%	1%	6%	22%	36%	30%	17%
Rest of Staff	Men	55	64	81	36	15	251
	%	98%	91%	78%	55%	68%	79%
	Women	98	55	62	37	7	259
	%	100%	96%	75%	65%	64%	85%
	Total	153	119	143	73	22	510
	%	99%	94%	76%	59%	67%	82%
Total	Men	56	70	104	66	22	318
	%	18%	22%	33%	21%	7%	51%
	Women	98	57	83	57	11	306
	%	32%	19%	27%	19%	4%	49%
	Total	154	127	187	123	33	624
	%	25%	20%	30%	20%	5%	100%

Telefónica, S.A. 113

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

VENEZUELA 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	2	6	7	15
	%	—	—	1%	3%	9%	2%
	Women	—	—	1	5	2	8
	%	—	—	0%	3%	5%	1%
	Total	—	—	3	11	9	23
	%	—	—	1%	3%	7%	1%
Middle Management	Men	3	9	53	85	23	173
	%	2%	8%	22%	38%	30%	20%
	Women	5	17	80	58	13	173
	%	2%	11%	27%	31%	30%	19%
	Total	8	26	133	143	36	346
	%	2%	10%	25%	35%	30%	20%
Rest of Staff	Men	194	107	188	135	47	671
	%	98%	92%	77%	60%	61%	78%
	Women	230	135	214	123	29	731
	%	98%	89%	73%	66%	66%	80%
	Total	424	242	402	258	76	1,402
	%	98%	90%	75%	63%	63%	79%
Total	Men	197	116	243	226	77	859
	%	23%	14%	28%	26%	9%	49%
	Women	235	152	295	186	44	912
	%	26%	17%	32%	20%	5%	52%
	Total	432	268	538	412	121	1,771
	%	24%	15%	30%	23%	7%	100%

Telefónica, S.A. 114

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

OTHER 2019		< 30	30 - 34	35 - 44	45 - 54	> 55	Total
Management	Men	—	—	1	5	—	6
	%	—	—	1%	5%	—	3%
	Women	—	—	1	—	—	1
	%	—	—	2%	—	—	1%
	Total	—	—	2	5	—	7
	%	—	—	2%	4%	—	2%
Middle Management	Men	5	5	58	77	23	168
	%	56%	38%	72%	79%	74%	72%
	Women	1	5	23	29	1	59
	%	33%	38%	55%	69%	25%	57%
	Total	6	10	81	106	24	227
	%	50%	38%	66%	76%	69%	68%
Rest of Staff	Men	4	8	22	16	8	58
	%	44%	62%	27%	16%	26%	25%
	Women	2	8	18	13	3	44
	%	67%	62%	43%	31%	75%	42%
	Total	6	16	40	29	11	102
	%	50%	62%	33%	21%	31%	30%
Total	Men	9	13	81	98	31	232
	%	4%	6%	35%	42%	13%	69%
	Women	3	13	42	42	4	104
	%	3%	13%	40%	40%	4%	31%
	Total	12	26	123	140	35	336
	%	4%	8%	37%	42%	10%	100%

Telefónica, S.A. 115

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

Staff by professional category, gender, age and country in 2018

TOTAL GROUP		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	1	191	404	86	682
	%	—	100%	75%	76%	83%	76%
	Women	—	—	64	129	18	211
	%	—	—	25%	24%	17%	24%
	Total	—	1	255	533	104	893
	%	—	0%	29%	60%	12%	100%
Rest of Staff	Men	11,545	11,228	22,112	22,572	6,679	74,136
	%	54%	57%	59%	70%	79%	62%
	Women	9,713	8,571	15,345	9,657	1,823	45,109
	%	46%	43%	41%	30%	21%	38%
	Total	21,258	19,799	37,457	32,229	8,502	119,245
	%	18%	17%	31%	27%	7%	100%
TOTAL	Men	11,545	11,229	22,303	22,976	6,765	74,818
	%	54%	57%	59%	70%	79%	62%
	Women	9,713	8,571	15,409	9,786	1,841	45,320
	%	46%	43%	41%	30%	21%	38%
	Total	21,258	19,800	37,712	32,762	8,606	120,138
	%	18%	16%	31%	27%	7%	100%

GERMANY		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	16	32	6	54
	%	—	—	73%	86%	100%	83%
	Women	—	—	6	5	—	11
	%	—	—	27%	14%	—	17%
	Total	—	—	22	37	6	65
	%	—	—	34%	57%	9%	100%
Rest of Staff	Men	686	816	1,795	1,497	362	5,156
	%	59%	59%	61%	68%	56%	62%
	Women	483	560	1,144	708	290	3,185
	%	41%	41%	39%	32%	44%	38%
	Total	1,169	1,376	2,939	2,205	652	8,341
	%	14%	16%	35%	26%	8%	100%
TOTAL	Men	686	816	1,811	1,529	368	5,210
	%	59%	59%	61%	68%	56%	62%
	Women	483	560	1,150	713	290	3,196
	%	41%	41%	39%	32%	44%	38%
	Total	1,169	1,376	2,961	2,242	658	8,406
	%	14%	16%	35%	27%	8%	100%

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ARGENTINA		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	8	18	10	36
	%	—	—	89%	72%	100%	82%
	Women	—	—	1	7	—	8
	%	—	—	11%	28%	—	18%
	Total	—	—	9	25	10	44
	%	—	—	20%	57%	23%	100%
Rest of Staff	Men	904	1,372	2,811	2,746	2,241	10,074
	%	67%	58%	56%	77%	88%	68%
	Women	444	984	2,193	841	314	4,776
	%	33%	42%	44%	23%	12%	32%
	Total	1,348	2,356	5,004	3,587	2,555	14,850
	%	9%	16%	34%	24%	17%	100%
TOTAL	Men	904	1,372	2,819	2,764	2,251	10,110
	%	67%	58%	56%	77%	88%	68%
	Women	444	984	2,194	848	314	4,784
	%	33%	42%	44%	23%	12%	32%
	Total	1,348	2,356	5,013	3,612	2,565	14,894
	%	9%	16%	34%	24%	17%	100%

BRAZIL		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	60	28	12	100
	%	—	—	85%	74%	86%	81%
	Women	—	—	11	10	2	23
	%	—	—	15%	26%	14%	19%
	Total	—	—	71	38	14	123
	%	—	—	58%	31%	11%	100%
Rest of Staff	Men	5,421	4,422	7,166	2,496	528	20,033
	%	51%	55%	62%	71%	75%	58%
	Women	5,177	3,579	4,347	1,015	174	14,292
	%	49%	45%	38%	29%	25%	42%
	Total	10,598	8,001	11,513	3,511	702	34,325
	%	31%	23%	34%	10%	2%	100%
TOTAL	Men	5,421	4,422	7,226	2,524	540	20,133
	%	51%	55%	62%	71%	75%	58%
	Women	5,177	3,579	4,358	1,025	176	14,315
	%	49%	45%	38%	29%	25%	42%
	Total	10,598	8,001	11,584	3,549	716	34,448
	%	31%	23%	34%	10%	2%	100%

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

CENTRAL AMERICA		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	6	7	3	16
	%	—	—	86%	70%	75%	76%
	Women	—	—	1	3	1	5
	%	—	—	14%	30%	25%	24%
	Total	—	—	7	10	4	21
	%	—	—	33%	48%	19%	100%
Rest of Staff	Men	123	215	417	161	22	938
	%	64%	61%	69%	73%	69%	67%
	Women	69	140	187	61	10	467
	%	36%	39%	31%	27%	31%	33%
	Total	192	355	604	222	32	1,405
	%	14%	25%	43%	16%	2%	100%
TOTAL	Men	123	215	423	168	25	954
	%	64%	61%	69%	72%	69%	67%
	Women	69	140	188	64	11	472
	%	36%	39%	31%	28%	31%	33%
	Total	192	355	611	232	36	1,426
	%	13%	25%	43%	16%	3%	100%

CHILE		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	6	7	3	16
	%	—	—	86%	70%	75%	76%
	Women	—	—	1	3	1	5
	%	—	—	14%	30%	25%	24%
	Total	—	—	7	10	4	21
	%	0%	0%	33%	48%	19%	100%
Rest of Staff	Men	219	357	791	985	596	2,948
	%	65%	66%	59%	73%	85%	69%
	Women	120	183	549	373	105	1,330
	%	35%	34%	41%	27%	15%	31%
	Total	339	540	1,340	1,358	701	4,278
	%	8%	13%	31%	32%	16%	100%
TOTAL	Men	219	357	797	992	599	2,964
	%	65%	66%	59%	73%	85%	69%
	Women	120	183	550	376	106	1,335
	%	35%	34%	41%	27%	15%	31%
	Total	339	540	1,347	1,368	705	4,299
	%	8%	13%	31%	32%	16%	100%

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

COLOMBIA		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	7	21	3	31
	%	—	—	70%	91%	50%	79%
	Women	—	—	3	2	3	8
	%	—	—	30%	9%	50%	21%
	Total	—	—	10	23	6	39
	%	—	—	26%	59%	15%	100%
Rest of Staff	Men	527	613	1,098	437	91	2,766
	%	44%	47%	54%	60%	76%	52%
	Women	676	678	926	291	29	2,600
	%	56%	53%	46%	40%	24%	48%
	Total	1,203	1,291	2,024	728	120	5,366
	%	22%	24%	38%	14%	2%	100%
TOTAL	Men	527	613	1,105	458	94	2,797
	%	44%	47%	54%	61%	75%	52%
	Women	676	678	929	293	32	2,608
	%	56%	53%	46%	39%	25%	48%
	Total	1,203	1,291	2,034	751	126	5,405
	%	22%	24%	38%	14%	2%	100%

ECUADOR		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	1	5	3	9
	%	—	—	100%	71%	100%	82%
	Women	—	—	—	2	—	2
	%	—	—	0	29%	0%	18%
	Total	—	—	1	7	3	11
	%	—	—	9%	64%	27%	100%
Rest of Staff	Men	149	199	337	86	7	778
	%	55%	56%	65%	68%	58%	61%
	Women	121	155	182	41	5	504
	%	45%	44%	35%	32%	42%	39%
	Total	270	354	519	127	12	1,282
	%	21%	28%	40%	10%	1%	100%
TOTAL	Men	149	199	338	91	10	787
	%	55%	56%	65%	68%	67%	61%
	Women	121	155	182	43	5	506
	%	45%	44%	35%	32%	33%	39%
	Total	270	354	520	134	15	1,293
	%	21%	27%	40%	10%	1%	100%

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

SPAIN		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	63	220	27	310
	%	—	—	69%	76%	79%	75%
	Women	—	—	28	69	7	104
	%	—	—	31%	24%	21%	25%
	Total	—	—	91	289	34	414
	%	—	—	22%	70%	8%	100%
Rest of Staff	Men	885	1,483	4,037	11,863	1,326	19,594
	%	61%	57%	55%	70%	76%	65%
	Women	576	1,119	3,285	5,205	418	10,603
	%	39%	43%	45%	30%	24%	35%
	Total	1,461	2,602	7,322	17,068	1,744	30,197
	%	5%	9%	24%	57%	6%	100%
TOTAL	Men	885	1,483	4,100	12,083	1,353	19,904
	%	61%	57%	55%	70%	76%	65%
	Women	576	1,119	3,313	5,274	425	10,707
	%	39%	43%	45%	30%	24%	35%
	Total	1,461	2,602	7,413	17,357	1,778	30,611
	%	5%	9%	24%	57%	6%	100%

MEXICO		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	2	14	3	19
	%	—	—	50%	88%	75%	79%
	Women	—	—	2	2	1	5
	%	—	—	50%	13%	25%	21%
	Total	—	—	4	16	4	24
	%	—	—	17%	67%	17%	100%
Rest of Staff	Men	274	354	709	241	34	1,612
	%	61%	63%	67%	77%	79%	66%
	Women	175	212	347	71	9	814
	%	39%	37%	33%	23%	21%	34%
	Total	449	566	1,056	312	43	2,426
	%	19%	23%	44%	13%	2%	100%
TOTAL	Men	274	354	711	255	37	1,631
	%	61%	63%	67%	78%	79%	67%
	Women	175	212	349	73	10	819
	%	39%	37%	33%	22%	21%	33%
	Total	449	566	1,060	328	47	2,450
	%	18%	23%	43%	13%	2%	100%

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PERU		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	6	15	4	25
	%	—	—	75%	65%	80%	69%
	Women	—	—	2	8	1	11
	%	—	—	25%	35%	20%	31%
	Total	—	—	8	23	5	36
	%	—	—	22%	64%	14%	100%
Rest of Staff	Men	620	575	1,307	808	1,064	4,374
	%	58%	65%	59%	70%	80%	66%
	Women	441	312	923	344	272	2,292
	%	42%	35%	41%	30%	20%	34%
	Total	1,061	887	2,230	1,152	1,336	6,666
	%	16%	13%	33%	17%	20%	100%
TOTAL	Men	620	575	1,313	823	1,068	4,399
	%	58%	65%	59%	70%	80%	66%
	Women	441	312	925	352	273	2,303
	%	42%	35%	41%	30%	20%	34%
	Total	1,061	887	2,238	1,175	1,341	6,702
	%	16%	13%	33%	18%	20%	100%

UNITED KINGDOM		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	11	21	4	36
	%	—	—	61%	70%	80%	68%
	Women	—	—	7	9	1	17
	%	—	—	39%	30%	20%	32%
	Total	—	—	18	30	5	53
	%	—	—	34%	57%	9%	100%
Rest of Staff	Men	1,467	582	1,148	867	303	4,367
	%	58%	59%	59%	66%	67%	60%
	Women	1,079	401	792	437	146	2,855
	%	42%	41%	41%	34%	33%	40%
	Total	2,546	983	1,940	1,304	449	7,222
	%	35%	14%	27%	18%	6%	100%
TOTAL	Men	1,467	582	1,159	888	307	4,403
	%	58%	59%	59%	67%	68%	61%
	Women	1,079	401	799	446	147	2,872
	%	42%	41%	41%	33%	32%	39%
	Total	2,546	983	1,958	1,334	454	7,275
	%	35%	14%	27%	18%	6%	100%

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URUGUAY		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	2	3	2	7
	%	—	—	100%	75%	100%	88%
	Women	—	—	—	1	—	1
	%	—	—	—	25%	—	13%
	Total	—	—	2	4	2	8
	%	—	—	25%	50%	25%	100%
Rest of Staff	Men	66	68	105	53	16	308
	%	38%	54%	56%	50%	67%	50%
	Women	110	57	83	54	8	312
	%	63%	46%	44%	50%	33%	50%
	Total	176	125	188	107	24	620
	%	28%	20%	30%	17%	4%	100%
TOTAL	Men	66	68	107	56	18	315
	%	38%	54%	56%	50%	69%	50%
	Women	110	57	83	55	8	313
	%	63%	46%	44%	50%	31%	50%
	Total	176	125	190	111	26	628
	%	28%	20%	30%	18%	4%	100%

VENEZUELA		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	1	3	6	6	16
	%	—	100%	75%	43%	86%	62%
	Women	—	—	1	8	1	10
	%	—	—	25%	57%	14%	38%
	Total	—	1	4	14	7	26
	%	—	4%	15%	54%	27%	100%
Rest of Staff	Men	186	127	265	214	60	852
	%	44%	43%	46%	55%	61%	48%
	Women	233	167	315	176	38	929
	%	56%	57%	54%	45%	39%	52%
	Total	419	294	580	390	98	1,781
	%	24%	17%	33%	22%	6%	100%
TOTAL	Men	186	128	268	220	66	868
	%	44%	43%	46%	54%	63%	48%
	Women	233	167	316	184	39	939
	%	56%	57%	54%	46%	37%	52%
	Total	419	295	584	404	105	1,807
	%	23%	16%	32%	22%	6%	100%

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OTHER		<30	30-34	35-44	45-54	>55	TOTAL
Management	Men	—	—	—	7	—	7
	%	—	—	—	100%	—	88%
	Women	—	—	1	—	—	1
	%	—	—	100%	—	—	13%
	Total	—	—	1	7	—	8
	%	—	—	13%	88%	—	100%
Rest of Staff	Men	18	45	126	118	29	336
	%	67%	65%	64%	75%	85%	69%
	Women	9	24	72	40	5	150
	%	33%	35%	36%	25%	15%	31%
	Total	27	69	198	158	34	486
	%	6%	14%	41%	33%	7%	100%
TOTAL	Men	18	45	126	125	29	343
	%	67%	65%	63%	76%	85%	69%
	Women	9	24	73	40	5	151
	%	33%	35%	37%	24%	15%	31%
	Total	27	69	199	165	34	494
	%	5%	14%	40%	33%	7%	100%

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BOARD STRUCTURE
People on the Board of Directors by gender and age in 2019

Age Groups	Men	%	Women	%	Total	%
> 55	11	92%	1	8%	12	70%
From 45 to 54	1	33%	2	67%	3	18%
From 35 to 44	—	—	2	100%	2	12%
From 30 to 34	—	—	—	—	—	—
< 30	—	—	—	—	—	—
Total	12	71%	5	29%	17	100%

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CONTRACT TYPES
Total number of employees by type of employment contract (permanent, temporary, full-time, part-time), by gender and country in 2019

Country	Indefinite Hired - Men	Indefinite Hired - Women	Indefinite Hires	Temporary Hires - Men	Temporary Hires - Women	Temporary Hires	Full-time employees - Men	Full-time employees - Women	Full-time employees	Part-time employees - Men	Part-time employees - Women	Part-time employees
Germany	4,568	2,803	7,371	488	297	785	4,568	1,862	6,430	488	1,238	1,726
Argentina	9,895	4,622	14,517	—	—	—	6,496	3,388	9,884	3,399	1,234	4,633
Brazil	20,051	14,201	34,252	97	155	252	17,543	9,278	26,821	2,605	5,078	7,683
Central America	348	159	507	—	—	—	348	159	507	—	—	—
Chile	2,802	1,302	4,104	48	7	55	2,850	1,309	4,159	—	—	—
Colombia	2,812	2,466	5,278	95	145	240	2,907	2,611	5,518	—	—	—
Ecuador	666	424	1,090	11	5	16	677	429	1,106	—	—	—
Spain	17,803	9,746	27,549	449	390	839	18,210	10,099	28,309	42	37	79
Mexico	1,285	597	1,882	—	—	—	1,285	597	1,882	—	—	—
Peru	3,325	1,685	5,010	289	124	413	3,613	1,809	5,422	1	—	1
UK	4,119	2,753	6,872	35	21	56	3,549	1,811	5,360	605	963	1,568
Uruguay	318	305	623	—	1	1	318	306	624	—	—	—
Venezuela	830	858	1,688	29	54	83	859	912	1,771	—	—	—
Other	230	103	333	2	1	3	232	104	336	—	—	—
Total Group	69,052	42,024	111,076	1,543	1,200	2,743	63,455	34,674	98,129	7,140	8,550	15,690
Total number of employees by type of employment contract (permanent, temporary) by gender and country in 2018

	Type Of Contract 2018
	Indefinite Hired (Total)			Temporary Hired (Total)
	Men	Women	Total	Men	Women	Total
Germany	4,681	2,824	7,505	529	372	901
Argentina	10,110	4,784	14,894	—	—	—
Brazil	20,131	14,309	34,440	2	6	8
Central America	979	447	1,426	—	—	—
Chile	2,953	1,326	4,279	11	9	20
Colombia	2,745	2,545	5,290	52	63	115
Ecuador	759	494	1,253	28	12	40
Spain	19,446	10,250	29,696	458	457	915
Mexico	1,569	782	2,351	62	37	99
Peru	3,980	2,127	6,107	419	176	595
UK	4,334	2,789	7,123	69	83	152
Uruguay	306	290	596	9	23	32
Venezuela	850	915	1,765	18	24	42
Other	338	151	490	3	1	4
Total Group	73,181	44,033	117,215	1,660	1,263	2,923

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Average annual number of permanent, temporary and part-time contracts; by gender, age and professional category in 2019

Average contracts by gender - 2019
KPI's	Men	Women	Total
Indefinite Contracts (Total)	71,931	43,103	114,494
Temporary Contracts (Total)	1,590	1,262	2,852
Part-time Contracts	8,289	9,005	17,294

Average Contracts by Age - 2019
KPI's	> 55	45-54	35-44	30-34	< 30
Indefinite Contracts (Total)	9,168	32,312	36,357	18,408	18,249
Temporary Contracts (Total)	41	153	483	449	1,727
Part-time Contracts	1,865	2,173	4,204	2,949	6,103

Average Contracts by Professional Category - 2019
KPI's	Management	Middle Management	Rest Of Staff
Indefinite Contracts (Total)	857	12,762	100,876
Temporary Contracts (Total)	3	15	2,834
Part-time Contracts	4	88	17,202
Average annual number of permanent, temporary and part-time contracts; by gender, age and professional category in 2018

Average Contracts by Gender 2018
	Men	Women	Total
Indefinite Contracts	74,076	44,921	118,996
Temporary Contracts	1,640	1,217	2,857
Part-time Contracts	8,607	9,351	17,958
Reduction of the Working Day	3,905	8,336	12,241
Total (Indefinite + Temporary)	75,716	46,138	121,853

Average Contracts by Age Group - 2018
	> 55	From 45 to 54	From 35 to 44	From 30 to 34	< 30
Indefinite Contracts	8,145	32,955	38,027	19,309	20,561
Temporary Contracts	59	228	590	627	1,353
Part-time Contracts	1,936	2,256	4,366	3,062	6,338
Reduction of the Working Day	360	1,972	4,002	1,557	4,350
Total (Indefinite + Temporary)	8,205	33,183	38,616	19,936	21,914

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Average Contracts by Professional Category - 2018
	Management	Middle Management	Rest Of Staff
Indefinite Contracts	899	14,047	104,050
Temporary Contracts	8	27	2,823
Part-time Contracts	4	91	17,863
Reduction of the Working Day	7	147	12,088
Total (Indefinite + Temporary)	907	14,074	106,872

DIVERSITY INDICATORS

KPI's		2017	2018	2019
Women on Staff	(%)	38%	38%	38%
Women in Management Positions	(%)	22%	23%	26%
% of Women in Board of Directors	(%)	19%	18%	29%
% of Women in Middle Management Positions	(%)	31%	31%	31%
People With Disabilities on Staff	(People)	842	780	1,087
Employees Under 30 years-old	(%)	19%	18%	17%
Women Hired Under 30 years-old	(%)	47%	46%	46%

DISMISSALS
Number of dismissals by gender, age and professional category in 2019

2019	Men	Women	> 55 years-old	From 45 to 54 years-old	From 35 to 44 years-old	From 30 to 34 years-old	< 30 years-old	Management	Middle Management	Rest of Staff	TOTAL
Germany	260	166	30	71	105	78	142	2	25	399	426
Argentina	244	150	181	60	92	47	14	1	58	335	394
Brazil	2,610	2,403	105	349	1,318	1,177	2,064	7	327	4,679	5,013
Central America	35	26	4	15	25	11	6	3	3	55	61
Chile	243	113	99	84	99	50	24	2	38	316	356
Colombia	174	182	25	57	118	68	88	7	30	319	356
Ecuador	79	42	4	19	48	31	19	1	18	102	121
Spain	2,123	807	921	1,846	86	56	21	8	209	2,713	2,930
Mexico	237	147	20	67	176	65	56	6	87	291	384
Peru	633	363	370	231	344	29	22	3	55	938	996
UK	127	44	24	38	44	23	42	1	35	135	171
Uruguay	12	9	—	4	3	4	10	—	1	20	21
Venezuela	25	44	3	7	19	11	29	—	1	68	69
Other	6	1	—	3	3	1	—	—	1	6	7
Total Group	6,808	4,497	1,786	2,851	2,480	1,651	2,537	41	888	10,376	11,305

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Number of dismissals by gender, age and professional category in 2018

2018	Dismissals by gender		Dismissals by Age					Dismissals by Professional Category
	Men	Women	> 55 years-old	From 45 to 54 years-old	From 35 to 44 years-old	From 30 to 34 years-old	< 30 years-old	Management	Middle Management	Rest of Staff
Germany	267	157	31	89	149	72	83	2	18	404
Argentina	228	172	163	55	113	52	17	7	42	351
Brazil	3,163	2,910	174	526	1,550	1,348	2,475	14	470	5,589
Central America	98	59	6	30	61	40	20	—	41	116
Chile	335	183	91	134	203	58	32	1	64	453
Colombia	113	101	6	20	73	51	64	4	13	197
Ecuador	157	113	6	24	94	72	74	2	28	240
Spain	1,343	684	48	1,642	138	151	48	17	21	1,989
Mexico	215	93	5	60	143	62	38	6	74	228
Peru	188	55	182	22	22	10	7	4	19	220
UK	238	92	42	81	95	38	74	7	59	264
Uruguay	19	—	2	2	5	4	6	—	3	16
Venezuela	33	47	2	9	20	14	35	—	13	67
Other	111	19	13	46	32	21	18	3	36	35
Total Group	6,508	4,685	771	2,740	2,698	1,993	2,991	67	901	10,169

NEW RECRUITS
Total number and rate of recruitment by age, gender and country in 2019

2019	Age Group	Men	%	Women	%	Total
Germany	> 55	29	2%	25	2%	54
	45 - 54	87	6%	72	5%	159
	35 - 44	258	17%	236	16%	494
	30 - 34	165	11%	101	7%	266
	< 30	297	20%	205	14%	502
Argentina	> 55	29	7%	7	2%	36
	45 - 54	27	7%	28	7%	55
	35 - 44	42	10%	63	15%	105
	30 - 34	44	11%	36	9%	80
	< 30	87	21%	51	12%	138

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2019	Age Group	Men	%	Women	%	Total
Brazil	> 55	53	1%	35	0%	88
	45 - 54	216	3%	152	2%	368
	35 - 44	949	13%	659	9%	1,608
	30 - 34	862	12%	692	10%	1,554
	< 30	1,831	25%	1,833	25%	3,664
Central America	> 55	2	1%	1	1%	3
	45 - 54	12	9%	4	3%	16
	35 - 44	35	26%	17	12%	52
	30 - 34	26	19%	15	11%	41
	< 30	15	11%	10	7%	25
Chile	> 55	14	3%	2	0%	16
	45 - 54	17	4%	7	2%	24
	35 - 44	62	15%	37	9%	99
	30 - 34	80	20%	30	7%	110
	< 30	121	30%	38	9%	159
Colombia	> 55	1	0%	1	0%	2
	45 - 54	34	3%	25	2%	59
	35 - 44	121	10%	90	7%	211
	30 - 34	119	10%	102	8%	221
	< 30	367	30%	375	30%	742
Ecuador	> 55	1	0%	1	0%	2
	45 - 54	7	3%	1	0%	8
	35 - 44	25	12%	12	6%	37
	30 - 34	50	23%	26	12%	76
	< 30	53	25%	39	18%	92
Spain	> 55	133	2%	12	0%	145
	45 - 54	390	7%	252	4%	642
	35 - 44	1,039	18%	668	11%	1,707
	30 - 34	467	8%	356	6%	823
	< 30	1,513	26%	1,053	18%	2,566

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2019	Age Group	Men	%	Women	%	Total
Mexico	> 55	1	0%	—	—	1
	45 - 54	21	6%	2	1%	23
	35 - 44	95	26%	25	7%	120
	30 - 34	47	13%	27	8%	74
	< 30	82	23%	59	16%	141
Peru	> 55	2	0%	—	—	2
	45 - 54	17	3%	5	1%	22
	35 - 44	77	13%	70	12%	147
	30 - 34	89	15%	54	9%	143
	< 30	178	30%	100	17%	278
United Kingdom	> 55	7	1%	8	1%	15
	45 - 54	65	5%	29	2%	94
	35 - 44	119	9%	59	5%	178
	30 - 34	106	8%	63	5%	169
	< 30	472	36%	378	29%	850
Uruguay	> 55	—	—	—	—	—
	45 - 54	—	—	—	—	—
	35 - 44	3	7%	2	5%	5
	30 - 34	9	22%	2	5%	11
	< 30	9	22%	16	39%	25
Venezuela	> 55	—	—	2	1%	2
	45 - 54	3	1%	5	2%	8
	35 - 44	13	5%	14	5%	27
	30 - 34	18	7%	10	4%	28
	< 30	81	30%	128	47%	209
Other	> 55	3	8%	—	—	3
	45 - 54	9	24%	5	14%	14
	35 - 44	10	27%	4	11%	14
	30 - 34	1	3%	2	5%	3
	< 30	2	5%	1	3%	3

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

2019	Age Group	Men	%	Women	%	Total
Total Group	> 55	275	1%	94	0%	369
	45 - 54	905	5%	587	3%	1,492
	35 - 44	2,848	14%	1,956	10%	4,804
	30 - 34	2,083	11%	1,516	8%	3,599
	< 30	5,108	26%	4,286	22%	9,394

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STAFF TURNOVER
Turnover (voluntary, total leaves, total leaves in detail, and breakdown of leaves) by age, sex and country
Turnover (voluntary) in 2019

	Age Group	Men	%	Women	%	Total	%
Germany	> 55	15	0,2%	24	0,3%	39	0,5%
	45 - 54	51	0,6%	53	0,6%	104	1,3%
	35 - 44	159	1,9%	126	1,5%	285	3,5%
	30 - 34	105	1,3%	70	0,9%	175	2,1%
	< 30	99	1,2%	79	1,0%	178	2,2%
Argentina	> 55	9	0,1%	1	0,0%	10	0,1%
	45 - 54	12	0,1%	6	0,0%	18	0,1%
	35 - 44	30	0,2%	17	0,1%	47	0,3%
	30 - 34	29	0,2%	19	0,1%	48	0,3%
	< 30	28	0,2%	14	0,1%	42	0,3%
Brazil	> 55	4	0,0%	5	0,0%	9	0,0%
	45 - 54	47	0,1%	40	0,1%	87	0,3%
	35 - 44	287	0,8%	208	0,6%	495	1,5%
	30 - 34	309	0,9%	251	0,7%	560	1,6%
	< 30	490	1,4%	505	1,5%	995	2,9%
Central America	> 55	—	—	—	—	—	—
	45 - 54	3	0,3%	1	0,1%	4	0,5%
	35 - 44	8	0,9%	5	0,6%	13	1,5%
	30 - 34	9	1,0%	6	0,7%	15	1,7%
	< 30	9	1,0%	6	0,7%	15	1,7%
Chile	> 55	—	—	—	—	—	—
	45 - 54	4	0,1%	1	0,0%	5	0,1%
	35 - 44	29	0,7%	11	0,3%	40	1,0%
	30 - 34	28	0,7%	11	0,3%	39	0,9%
	< 30	31	0,7%	5	0,1%	36	0,9%

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	Age Group	Men	%	Women	%	Total	%
Colombia	> 55	1	0,0%	1	0,0%	2	0,0%
	45 - 54	9	0,2%	8	0,1%	17	0,3%
	35 - 44	81	1,5%	61	1,1%	142	2,6%
	30 - 34	64	1,2%	78	1,4%	142	2,6%
	< 30	85	1,5%	127	2,3%	212	3,8%
Ecuador	> 55	1	0,1%	—	—	1	0,1%
	45 - 54	5	0,4%	3	0,3%	8	0,7%
	35 - 44	26	2,2%	21	1,8%	47	3,9%
	30 - 34	38	3,2%	18	1,5%	56	4,7%
	< 30	33	2,8%	18	1,5%	51	4,3%
Spain	> 55	4	0,0%	4	0,0%	8	0,0%
	45 - 54	27	0,1%	16	0,1%	43	0,1%
	35 - 44	101	0,3%	77	0,3%	178	0,6%
	30 - 34	89	0,3%	55	0,2%	144	0,5%
	< 30	90	0,3%	65	0,2%	155	0,5%
Mexico	> 55	—	—	—	—	—	—
	45 - 54	3	0,2%	2	0,1%	5	0,3%
	35 - 44	29	1,5%	19	1,0%	48	2,4%
	30 - 34	25	1,3%	15	0,8%	40	2,0%
	< 30	16	0,8%	22	1,1%	38	1,9%
Peru	> 55	8	0,1%	—	—	8	0,1%
	45 - 54	13	0,2%	5	0,1%	18	0,3%
	35 - 44	60	1,0%	35	0,6%	95	1,5%
	30 - 34	74	1,2%	45	0,7%	119	1,9%
	< 30	95	1,5%	101	1,6%	196	3,2%
United Kingdom	> 55	10	0,1%	6	0,1%	16	0,2%
	45 - 54	42	0,6%	16	0,2%	58	0,8%
	35 - 44	82	1,2%	41	0,6%	123	1,8%
	30 - 34	88	1,3%	49	0,7%	137	2,0%
	< 30	500	7,1%	346	4,9%	846	12,1%

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	Age Group	Men	%	Women	%	Total	%
Uruguay	> 55	—	—	—	—	—	—
	45 - 54	—	—	—	—	—	—
	35 - 44	5	0,8%	4	0,6%	9	1,4%
	30 - 34	6	0,9%	7	1,1%	13	2,0%
	< 30	11	1,7%	17	2,6%	28	4,4%
Venezuela	> 55	2	0,1%	—	—	2	0,1%
	45 - 54	16	0,9%	16	0,9%	32	1,8%
	35 - 44	24	1,4%	32	1,8%	56	3,2%
	30 - 34	18	1,0%	28	1,6%	46	2,6%
	< 30	41	2,3%	39	2,2%	80	4,5%
Other	> 55	1	0,3%	—	—	1	0,3%
	45 - 54	3	0,9%	2	0,6%	5	1,5%
	35 - 44	6	1,8%	8	2,5%	14	4,3%
	30 - 34	5	1,5%	—	—	5	1,5%
	< 30	2	0,6%	1	0,3%	3	0,9%
Total Group	> 55	55	0,1%	41	0,0%	96	0,1%
	45 - 54	235	0,2%	169	0,1%	404	0,3%
	35 - 44	927	0,8%	665	0,6%	1,592	1,4%
	30 - 34	887	0,8%	652	0,6%	1,539	1,3%
	< 30	1,530	1,3%	1,345	1,2%	2,875	2,5%
(*)Turnover is calculated by dividing the number of leaves by the average number of employees
Turnover - Total leaves in 2019

	Age Group	Men	%	Women	%	Total	%
Germany	> 55	47	0.6%	59	0.7%	106	1.3%
	45 - 54	141	1.7%	106	1.3%	247	3%
	35 - 44	317	3.9%	258	3.1%	575	7%
	30 - 34	220	2.7%	158	1.9%	378	4.6%
	< 30	232	2.8%	193	2.3%	425	5.2%

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	Age Group	Men	%	Women	%	Total	%
Argentina	> 55	170	1.2%	60	0.4%	230	1.6%
	45 - 54	84	0.6%	64	0.4%	148	1%
	35 - 44	92	0.6%	123	0.8%	215	1.5%
	30 - 34	76	0.5%	68	0.5%	144	1%
	< 30	48	0.3%	35	0.2%	83	0.6%
Brazil	> 55	78	0.2%	36	0.1%	114	0.3%
	45 - 54	268	0.8%	174	0.5%	442	1.3%
	35 - 44	1,020	3.0%	828	2.4%	1848	5.4%
	30 - 34	912	2.7%	845	2.5%	1757	5.2%
	< 30	1,520	4.5%	1,556	4.6%	3076	9%
Central America	> 55	25	2.9%	12	1.4%	37	4.3%
	45 - 54	123	14.2%	58	6.7%	181	20.8%
	35 - 44	326	37.5%	158	18.2%	484	55.7%
	30 - 34	155	17.8%	92	10.6%	247	28.4%
	< 30	86	9.9%	46	5.3%	132	15.2%
Chile	> 55	87	2.1%	16	0.4%	103	2.5%
	45 - 54	65	1.6%	31	0.7%	96	2.3%
	35 - 44	101	2.4%	55	1.3%	156	3.7%
	30 - 34	68	1.6%	28	0.7%	96	2.3%
	< 30	66	1.6%	17	0.4%	83	2%
Colombia	> 55	21	0.4%	9	0.2%	30	0.5%
	45 - 54	47	0.8%	37	0.7%	84	1.5%
	35 - 44	151	2.7%	138	2.5%	289	5.2%
	30 - 34	114	2.1%	141	2.5%	255	4.6%
	< 30	273	4.9%	326	5.9%	599	10.8%
Ecuador	> 55	4	0.3%	1	0.1%	5	0.4%
	45 - 54	20	1.7%	12	1%	32	2.7%
	35 - 44	77	6.5%	48	4%	125	10.5%
	30 - 34	73	6.1%	42	3.5%	115	9.6%
	< 30	77	6.5%	53	4.4%	130	10.9%

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	Age Group	Men	%	Women	%	Total	%
Spain	> 55	910	3.0%	282	0.9%	1192	3.9%
	45 - 54	1,658	5.4%	685	2.2%	2343	7.7%
	35 - 44	917	3.0%	638	2.1%	1555	5.1%
	30 - 34	471	1.5%	354	1.2%	825	2.7%
	< 30	1,278	4.2%	909	3%	2187	7.2%
Mexico	> 55	17	0.9%	5	0.3%	22	1.1%
	45 - 54	64	3.3%	28	1.4%	92	4.7%
	35 - 44	223	11.4%	131	6.7%	354	18%
	30 - 34	141	7.2%	80	4.1%	221	11.3%
	< 30	135	6.9%	99	5%	234	11.9%
Peru	> 55	320	5.2%	99	1.6%	419	6.8%
	45 - 54	152	2.5%	106	1.7%	258	4.2%
	35 - 44	515	8.3%	310	5%	825	13.3%
	30 - 34	113	1.8%	60	1%	173	2.8%
	< 30	135	2.2%	121	2%	256	4.1%
United Kingdom	> 55	43	0.6%	22	0.3%	65	0.9%
	45 - 54	74	1.1%	31	0.4%	105	1.5%
	35 - 44	120	1.7%	60	0.9%	180	2.6%
	30 - 34	106	1.5%	60	0.9%	166	2.4%
	< 30	547	7.8%	366	5.2%	913	13%
Uruguay	> 55	—	—%	—	—%	0	—%
	45 - 54	1	0.2%	3	0.5%	4	0.6%
	35 - 44	8	1.3%	5	0.8%	13	2%
	30 - 34	10	1.6%	7	1.1%	17	2.7%
	< 30	16	2.5%	22	3.4%	38	5.9%
Venezuela	> 55	2	0.1%	3	0.2%	5	0.3%
	45 - 54	20	1.1%	20	1.1%	40	2.3%
	35 - 44	35	2.0%	40	2.3%	75	4.3%
	30 - 34	21	1.2%	36	2%	57	3.2%
	< 30	57	3.2%	72	4.1%	129	7.3%

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	Age Group	Men	%	Women	%	Total	%
Other	> 55	1	0.3%	—	—	1	0.3%
	45 - 54	7	2.2%	3	0.9%	10	3.1%
	35 - 44	9	2.8%	10	3.1%	19	5.8%
	30 - 34	6	1.8%	2	0.6%	8	2.5%
	< 30	2	0.6%	1	0.3%	3	0.9%
Total Group	> 55	1,725	1.5%	604	0.5%	2329	2%
	45 - 54	2,724	2.3%	1,358	1.2%	4082	3.5%
	35 - 44	3,911	3.3%	2,802	2.4%	6713	5.7%
	30 - 34	2,486	2.1%	1,973	1.7%	4459	3.8%
	< 30	4,472	3.8%	3,816	3.3%	8288	7.1%
(*)Turnover is calculated by dividing the number of leaves by the average number of employees

Turnover - Total leaves in detail in 2019 (1)
	Total	Dismissals	Voluntary resignations	Natural wastage(2)	Other leaves(3)
Germany	21%	5.2%	9.5%	3.6%	2.7%
Argentina	5.5%	2.7%	1.1%	1.6%	0.2%
Brazil	21.3%	14.7%	6.3%	—	0.2%
Central America	133.8%	7.5%	5.8%	1.4%	119.1%
Chile	12.7%	8.5%	2.9%	1.3%	0.1%
Colombia	22.6%	6.4%	9.3%	6.8%	0.1%
Ecuador	34.1%	10.1%	13.7%	1.2%	9.1%
Spain	26.5%	9.6%	1.7%	2.2%	12.9%
Mexico	47%	19.5%	6.7%	1%	19.8%
Peru	31.1%	16%	7%	1.4%	6.7%
UK	20.4%	2.4%	16.8%	0.9%	0.3%
Uruguay	11.2%	3.3%	7.8%	—	0.2%
Venezuela	17.4%	3.9%	12.3%	0.1%	1.1%
Other	12.2%	2.1%	8.3%	0.3%	1.5%
Total Group	22%	9.6%	5.5%	1.6%	5.3%
(1) % Calculated on average staff
(2) Natural wastage: maternity leave, paternity leave and leave for work / service
(3) Leaves due to change to another group subsidiary or change in the scope of consolidation

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Turnover - Breakdown of leaves in 2019
	Dismissals	%	Voluntary resignations	%	Natural wastage	%	Other leaves	%	Total
Germany	426	25%	781	45%	299	17%	225	13%	1,731
Argentina	394	48%	165	20%	235	29%	26	3%	820
Brazil	5,013	69%	2,146	30%	17	0%	61	1%	7,237
Central America	61	6%	47	4%	11	1%	962	89%	1,081
Chile	356	67%	120	22%	54	10%	4	1%	534
Colombia	356	28%	515	41%	380	30%	6	0%	1,257
Ecuador	121	30%	163	40%	14	3%	109	27%	407
Spain	2,930	36%	528	7%	688	8%	3,956	49%	8,102
Mexico	384	42%	131	14%	19	2%	389	42%	923
Peru	996	52%	436	23%	85	4%	414	21%	1,931
UK	171	12%	1,180	83%	60	4%	18	1%	1,429
Uruguay	21	29%	50	69%	—	—	1	1%	72
Venezuela	69	23%	216	71%	1	0%	20	7%	306
Other	7	17%	28	68%	1	2%	5	12%	41
Total Group	11,305	44%	6,506	25%	1,864	7%	6,196	24%	25,871

Employee Net Promoter Score* (eNPS) - 2019

2019	eNPS Total	eNPS Men	eNPS Women
Germany	21.6	16.8	29.5
Argentina	63.7	68.0	54.4
Brazil	72.5	70.0	76.0
Chile	65.4	63.0	70.4
Colombia	82.9	81.8	84.2
Ecuador	60.7	61.3	59.7
Spain	50.4	50.1	50.9
Mexico	67.7	66.7	70.0
Peru	15.9	19.0	9.1
UK	35.3	33.4	38.0
Uruguay	73.5	65.4	81.0
Venezuela	87.7	85.7	89.5
Other	39.7	41.6	36.1
Total Group	58.4	57.3	60.2
* See definition in 2.4.5. Commitment and motivation of our people

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Employee Net Promoter Score* (eNPS) - 2018

2018	Men	Women	Total staff
Germany	73	77	74
Argentina	83	76	81
Brazil	84	86	85
Central America	86	87	86
Chile	87	86	86
Colombia	93	91	92
Ecuador	89	88	88
Spain	72	73	72
Mexico	85	84	85
Peru	80	79	80
UK	78	81	79
Uruguay	93	93	93
Venezuela	91	92	91
Total Group	81	81	81

COLLECTIVE BARGAINING AGREEMENTS(*)

Employees covered by collective bargaining agreements by country and total group
	2018	2019
Argentina	75.4%	75.4%
Brazil	91.9%	93.6%
Chile	85.1%	84.1%
Spain	69.3%	57.6%
Peru	42.4%	38.8%
United Kingdom	67.6%	60.9%
Total Group	69.8%	61.0%
(*) 100% of Telefónica's employees, both in 2018 and 2019, are covered by a labour framework that regulates their working conditions.

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TRAINING
Total training hours by professional category, gender and country - 2019

2019	Total staff	Management		Middle Management		Rest of Staff
		Men	Women	Men	Women	Men	Women
Germany	157,098	407	67	18,527	5,685	77,948	54,464
Argentina	431,599	928	248	46,067	16,666	243,625	124,066
Brazil	1,801,097	2,031	518	81,010	52,159	829,492	835,887
Central America	7,488	38	3	1,140	625	3,036	2,647
Chile	55,125	68	15	7,937	1,891	28,591	16,623
Colombia	393,048	959	274	22,285	17,099	163,200	189,232
Ecuador	22,181	148	4	3,028	1,240	10,942	6,819
Spain	901,051	4,014	1,836	87,456	41,294	508,064	258,387
Mexico	45,530	193	127	6,324	2,526	24,417	11,943
Peru	71,044	531	171	6,597	2,449	40,935	20,361
United Kingdom	145,018	229	226	20,887	11,362	65,945	46,370
Uruguay	16,125	259	39	2,048	1,878	6,575	5,327
Venezuela	28,825	208	24	2,633	2,388	12,368	11,205
Rest	4,740	4	2	2,091	724	968	951
Total Group	4,079,968	10,016	3,552	308,029	157,984	2,016,106	1,584,282

Total training hours by professional category, gender and country - 2018

2018	Total staff	Management		Middle Management		Rest of Staff
		Men	Women	Men	Women	Men	Women
Germany	160,128	554	158	15,902	4,684	81,189	57,642
Argentina	440,645	1,062	44	44,082	18,658	254,336	122,464
Brazil	1,147,295	1,620	595	67,356	21,844	560,290	495,590
Central America	35,515	537	82	4,636	2,203	17,291	10,767
Chile	53,675	83	158	8,788	2,798	27,806	14,043
Colombia	389,911	1,098	347	20,275	20,749	154,317	193,126
Ecuador	31,065	316	32	6,177	2,824	12,937	8,779
Spain	844,059	1,580	723	75,385	34,619	499,767	231,985
Mexico	45,860	408	126	6,324	3,598	22,496	12,909
Peru	45,717	1,001	293	4,923	2,054	25,123	12,323
United Kingdom	54,290	24	—	6,030	2,406	26,574	19,257
Uruguay	10,744	235	6	1,079	880	4,547	3,997
Venezuela	25,313	448	217	2,110	2,057	10,936	9,547
Rest	117,419	2,077	1,322	12,166	6,433	58,324	37,097
Total Group	3,401,635	11,041	4,102	275,231	125,805	1,755,930	1,229,526

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Training hours by employee, professional category, gender and country - 2019

2019	Training hours by employee	Management		Middle Management		Rest of Staff
		Men	Women	Men	Women	Men	Women
Germany	19	8	5	27	29	18	19
Argentina	30	26	25	40	45	28	29
Brazil	52	22	21	33	48	47	63
Central America	15	5	3	18	28	11	19
Chile	13	5	3	20	14	12	14
Colombia	71	42	27	69	77	64	80
Ecuador	20	16	2	19	14	22	20
Spain	32	13	17	33	32	33	30
Mexico	24	15	25	21	22	25	25
Peru	13	20	16	16	15	13	12
United Kingdom	21	7	13	22	22	21	21
Uruguay	26	37	20	34	42	26	21
Venezuela	16	14	3	15	14	18	15
Rest	14	1	2	12	12	17	22
Total Group	36	16	16	31	35	34	41

Training hours by employee, professional category, gender and country - 2018

2018	Training hours by employee	Management		Middle Management		Rest of Staff
		Men	Women	Men	Women	Men	Women
Germany	19	10	7	25	26	18	19
Argentina	30	30	6	39	52	29	28
Brazil	34	17	26	28	21	33	38
Central America	25	36	41	33	44	22	26
Chile	13	5	32	22	24	12	12
Colombia	73	35	43	59	82	65	84
Ecuador	25	35	16	36	33	22	22
Spain	35	17	31	49	58	34	31
Mexico	24	21	25	23	32	28	19
Peru	8	44	33	13	15	8	7
United Kingdom	8	1	—	5	5	8	8
Uruguay	17	34	6	20	20	18	15
Venezuela	14	28	22	11	11	16	13
Rest	11	9	18	14	12	10	12
Total Group	28	16	20	29	30	27	30

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REMUNERATION

	2018 (*)	Women	Men	Pay Gap
				Age Range
	Age range	Total average remuneration (*)	Total average remuneration (*)	Base Salary	Total Remuneration
TELEFONICA GROUP	—	32,261	41,022	20.8%	21.4%
DIRECTORS AND EXECUTIVES	> 50	143,563	172,826	11.5%	16.9%
	35-50	94,516	110,597	11.1%	14.5%
	< 35	50,984	55,671	4.1%	8.4%
MIDDLE MANAGEMENT	> 50	64,226	63,514	(2.3)%	(1.1)%
	35-50	51,978	52,416	(1.7)%	0.8%
	< 35	37,395	36,659	(4.3)%	(2)%
OTHER PROFESSIONALS	> 50	44,547	48,388	7.6%	7.9%
	35-50	29,436	32,764	8.4%	10.2%
	< 35	16,405	18,763	14.6%	12.6%

	2019 (*)	Women	Men	Pay Gap
				Age Range
	Age range	Total average remuneration (*)	Total average remuneration (*)	Base Salary	Total Remuneration
TELEFONICA GROUP	—	33,235	41,076	19.1%	19.1%
DIRECTORS AND EXECUTIVES	> 50	152,786	179,944	12.1%	15.1%
	35-50	106,441	116,055	8%	8.3%
	< 35	67,018	66,394	(1.8)%	(0.9)%
MIDDLE MANAGEMENT	> 50	66,455	62,396	(7.4)%	(6.5)%
	35-50	54,387	56,372	1.1%	3.5%
	< 35	37,333	38,081	3.5%	2%
OTHER PROFESSIONALS	> 50	43,633	47,053	7.2%	7.3%
	35-50	32,857	36,432	8%	9.8%
	< 35	18,960	21,595	13.6%	12.2%
(*) In order to report the total average remuneration of all the employees of the Group, all the executive positions of the Company have been joined up under the same category, including directors and managers, given that the design of the remuneration mix (fixed remuneration, annual variable remuneration, elegibility to the long-term incentive plan and other items) is aligned with business, value creation, sustainability and financial objectives.

Average Total Remuneration includes: total base salary, bonuses, commissions and commercial incentives paid during 2019, long-term incentives paid in 2019 and benefits in-kind, including social benefits, accumulated in 2018.

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	Average Total Remuneration
	Men		Women
	2018	2019	2018	2019
Board Members	777,320	883,397	161,905	153,000
More complete and detailed information can be found in the Annual Report of Compensation of Directors of Telefónica, S.A. on the Telefónica web site.
Minimum wage ratio paid in TEF / local AIS

	Women	Men
Germany	1,0	1,0
Argentina	3,9	3,5
Brazil	1,0	1,0
Chile	1,2	1,2
Colombia	1,2	1,2
Ecuador	1,6	1,5
Spain	1,0	1,0
Mexico	6,7	6,9
Peru	1,4	1,3
United Kingdom	1,1	1,1
Uruguay	1,1	2,2

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GROSS PAY GAP

Country	Employees	% Men	% Women	Gross Gap 2018 (%)
GLOBAL (1)	116,014	63%	37%	21,4%
SPAIN	30,057	65%	35%	15,2%
BRASIL	33,533	58%	42%	23,3%
GERMANY	8,343	62%	38%	24,6%
UNITED KINGDOM	7,102	61%	39%	16,2%
ARGENTINA	14,883	68%	32%	10,8%
PERU	6,346	66%	34%	10,8%
COLOMBIA	5,666	52%	48%	30,6%
CHILE	4,295	69%	31%	21,1%
MEXICO	1,990	67%	33%	15,0%
ECUADOR	1,295	61%	39%	27,2%
URUGUAY	660	51%	49%	38,1%
CAM	1,435	67%	33%	19,1%
OTHERS (2)	409	64%	36%	32,9%

Country	Employees	% Men	% Women	Gross Gap 2019 (%)
GLOBAL (1)	111,173	62%	38%	19,1%
SPAIN	28,348	64%	36%	14,9%
BRASIL	34,194	59%	41%	22,1%
GERMANY	8,018	62%	38%	22,7%
UNITED KINGDOM	6,862	60%	40%	16,7%
ARGENTINA	14,459	68%	32%	6,8%
PERU	5,419	67%	33%	5,2%
COLOMBIA	5,277	53%	47%	26,2%
CHILE	4,159	69%	31%	18,6%
MEXICO	1,874	68%	32%	5,8%
ECUADOR	1,099	61%	39%	21,9%
URUGUAY	624	51%	49%	37,7%
CAM	490	68%	32%	31,5%
OTHERS (2)	350	70%	30%	19,1%
(1) Except Venezuela. due to its hyperinflation economic situation.
(2) Others includes: Bolivia, Belgium, China, Denmark, Estonia, France, Greece, Netherlands, Hungary, Ireland, Italy, Luxembourg, Poland, Portugal, Puerto Rico, Romania, Sweden, Switzerland, United States.

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ADJUSTED PAY GAP

Country	Employees	% Men	% Women	Adjusted Gap 2018 (%)
GLOBAL	116,014	63%	37%	3,4%
SPAIN	30,057	65%	35%	4,5%
BRASIL	33,533	58%	42%	0,2%
GERMANY	8,343	62%	38%	4,6% (*)
UNITED KINGDOM	7,102	61%	39%	1,6%
ARGENTINA	14,883	68%	32%	3,9%
PERU	6,346	66%	34%	3,6%
COLOMBIA	5,666	52%	48%	3,8%
CHILE	4,295	69%	31%	14,2%
MEXICO	1,990	67%	33%	0,6%
ECUADOR	1,295	61%	39%	3,7%
URUGUAY	660	51%	49%	0,7%
CAM	1,435	67%	33%	1,4%
OTHERS	409	64%	36%	0

Country	Employees	% Men	% Women	Adjusted Gap 2019 (%)
GLOBAL	111,173	62%	38%	3,1%
SPAIN	28,348	64%	36%	3,4%
BRASIL	34,194	59%	41%	4,6%
GERMANY	8,018	62%	38%	4,4% (*)
UNITED KINGDOM	6,862	60%	40%	1,6%
ARGENTINA	14,459	68%	32%	1,6%
PERU	5,419	67%	33%	3,0%
COLOMBIA	5,277	53%	47%	5,9%
CHILE	4,159	69%	31%	6,7%
MEXICO	1,874	68%	32%	1,0%
ECUADOR	1,099	61%	39%	-2,0%
URUGUAY	624	51%	49%	3,8%
CAM	490	68%	32%	0
OTHERS	350	70%	30%	0
(*) Applying German local factors of regression, as Collective Agreement and Region, as well as the global factors, the adjusted gender for Germany reduces to 4,4%. Applying only global factors raises to 5,89%.
In 2018,  applying global factors raised to 9,0%, applying local factors reduces to 4,6%.

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				2019
Country	Employees	% Men	% Women	Adjusted Gap (%) (1)	Gross Gap (%)
GLOBAL (2)	111,173	62%	38%	3.1%	19.1%
SPAIN	28,348	64%	36%	3.4%	14.9%
BRASIL	34,194	59%	41%	4.6%	22.1%
GERMANY (3)	8,018	62%	38%	4.4% (*)	22.7%
UNITED KINGDOM	6,862	60%	40%	1.6%	16.7%
ARGENTINA	14,459	68%	32%	1.6%	6.8%
PERU	5,419	67%	33%	3%	5.2%
COLOMBIA	5,277	53%	47%	5.9%	26.2%
CHILE	4,159	69%	31%	6.7%	18.6%
MEXICO	1,874	68%	32%	1%	5.8%
ECUADOR	1,099	61%	39%	(2)%	21.9%
URUGUAY	624	51%	49%	3.8%	37.7%
CAM	490	68%	32%	—%	31.5%
OTHERS	350	70%	30%	—%	19.1%
(1) The adjusted gender pay gap is calculated using a mathematical regression model that relates employee pay to personal characteristics such as job responsibility and specialization and personal and professional experience
(2) The information represents the 99% of the total employees
(3) Applying German local factors of regression, as Collective Agreement and Region, as well as the global factors, the adjusted gender for Germany reduces to 4,4%

Gender Pay Gap calculation:
In order to calculate the gender pay gap we have taken into account different remuneration concepts. These remuneration concepts consist in all the salaries received by the employees during one year:
›› Total Annual Base Salary annualized at 31st December 2019
›› Bonus, commissions and commercial incentives and other concepts of variable remuneration paid during 2019
›› Benefits in kind, including social benefits, accumulated in 2019
›› Long Term Incentives paid during 2019

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2.6. Clients
2.6.1. Trust as the basis of our customer relations GRI 102-42, 103, 416-1, 416-2, 418-1
At Telefónica, we know that our customers are our raison d'être. That’s why we work every day in every area of the company to gain their trust through integrity, transparency and a simplicity approach in terms of our commercial offering and our interactions with them.
Our commitment, which is also the basis of our Customer Pledge, is "we deliver what we promise".
Responsibility by Design approach
With this aim in mind, we work with our products and services, and platforms to fulfil our commitment. We live in a changing environment, and we want to improve the lives of our customers through data and technology; as we state in our mission, "we want to make our world more human by connecting lives".
We are called upon to face new social, environmental, economic and technological challenges. That is why we were pioneers in prioritising our clients’ privacy and security and in applying ethics to our developments with artificial intelligence. Now we are working to be the first to ensure responsible communication with our customers and apply new product design models that incorporate sustainability as key.
To achieve this, in 2019 we developed a Responsibility by Design approach that we apply in the design of our new products and services. We want responsibility to be a key design factor that addresses innovation, incorporating matters related to reputation, sustainability, human rights, eco-design, privacy and data ethics from the outset.
To implement this approach, we have based our work on four key tools:

•
On-line questionnaire: this allows product managers and developers to self-evaluate different issues related to reputation and sustainability and thus identify, from the early stages of product and service development, deficiencies or strengths in need of correction or useful for marketing.

•	Design guides: Set of guidelines to further examine areas related to reputation and sustainability and applicable to product and service design.

•	Training workshops: Through specific sessions aimed at raising awareness and bringing these issues to the notice of product managers and product and service developers.

•	A support line for queries and problems on the subject.

Customer satisfaction indicators
Our customers’ experience, the quality plans designed to improve it and the measurement of their satisfaction are strategic issues for Telefónica. Consequently, they are reported at the highest level in the Executive Committee.
Telefónica's Board of Directors has a specific Quality and Customer Service Committee that meets five times a year to closely monitor the progress of customer experience indicators in all our markets, together with the main initiatives developed in the area on both a local and global scale.
All OBs perform monthly satisfaction surveys with their customers to learn how they perceive the service we offer. The surveys ask about relevant aspects such as the quality of the network, our commercial offering, the customer service we provide on the various channels (telephone, in person, web, app, social media), bills, mobile top ups and prices, etc. We then extract our NPS (Net Promoter Score). This information shows us whether our products and services meet or exceed our customers' expectations and whether or not they recommend us.
Telefónica has been monitoring and reporting its NPS as a recommendation indicator for its products and services since 2018. We closed 2019 with a result of 21%, one point up on last year. This is also a difference of 2 points above our competitors and achieves the target we had set ourselves.

NPS Telefónica Group
2018	2019
20	21
Customer satisfaction is one of our commitments and has been part of our employees' DNA for several years now. That is why the CSI (Customer Satisfaction Index) up to 2018 and, as from 2019, the NPS, are included in our employees' variable remuneration. This year too, reputation has been included in the variable remuneration of all the company’s employees as a non-financial KPI.
Telefónica has decided to bring in reputation as a key pillar on which to build a vision that is consistent with the company's long-term plans. Thanks to this KPI, we can measure society's (customer and non-customer) perceptions of our overall performance and its future expectations. To do this, we base our approach on four key features: admiration and respect; esteem; confidence and good impression (RepTrak Pulse® model). This shows us the emotional appeal of our brands and the dimensions and business variables that most affect our reputation so that we can work to improve.
The 2019 review of our reputation measurement model focused not only on more accurately adjusting the model to the actual situation of our sector, but above all on finding levers to define specific, practical reputation plans adapted to each

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country and operation.  Thus, our consolidated RepTrak Pulse® score in 2019 was 56.4 points out of 100, which more than met the annual target we had set thanks to the action plans implemented by the different OBs during the year.
Complaints system and customer defence service
Telefónica delivers continuous, uninterrupted connectivity services 24 hours a day, 365 days a year. Under that premise we work to bring the number of dissatisfied customers down and reduce the number of complaints in our operations as a whole.
In all our regulated markets, we report the evolution of the number of complaints and resolution times in accordance with the guidelines and parameters set by the regulatory body in each country.

Country
Spain	Secretaria de Estado para el Avance Digital/CNMT	https://avancedigital.gob.es/es-ES/Servicios/CalidadServicio/Paginas/Calidad.aspx	https://www.telefonica.es/es/acerca_de_telefonica/calidad/calidad-servicio
United Kingdom	Office of Communications (Ofcom)/Financial Conduct Authority (FCA)	https://www.ofcom.org.uk/home https://www.fca.org.uk/data/firm-level-complaints-data-sortable-table,	https://www.o2.co.uk/how-to-complain/complaints-figures
Germany	Bundesnetzagentur	https://www.bundesnetzagentur.de/	https://www.bundesnetzagentur.de/SharedDocs/Downloads/DE/Allgemeines/Bundesnetzagentur/Publikationen/Berichte/2019/JB2018.pdf;jsessionid=417FEEAAF66E5710A883F15A0BE42702?__blob=publicationFile&v=6
Brazil	Agencia Nacional de Telecomunicaciones (Anatel)	http://www.anatel.gov.br/institucional/	http://www.anatel.gov.br/consumidor/reclamacoes-na-anatel2/grupos-economicos
Argentina	Ente Nacional de Comunicaciones (ENACOM)	https://www.enacom.gob.ar/	http://datosabiertos.enacom.gob.ar/dashboards/20003/denuncias-y-reclamos/
Chile	Servicio nacional del consumidor (SERNAC) y Subsecretaria de telecomunicaciones (SUBTEL)	https://www.subtel.cl/	https://www.sernac.cl/portal/619/w3-article-54978.html
Colombia	Comisión de Regulación en Telecomunicaciones (CRCOM)	https://www.crcom.gov.co/es/pagina/informes-de-procesos-de-la-crc	https://www.movistar.co/web/portal-col/atencion-cliente/proteccion-al-usuario/indicadores-de-gestion/noviembre-2019
Peru	Ministerio de Transportes, Comunicaciones, Vivienda y Construcción/Organismo Supervisor de Inversión Privada (OSIPTEL)	https://www.osiptel.gob.pe/	http://www.movistar.com.pe/indicadores-de-calidad
Ecuador	Agencia de Regulación y Control de las comunicaciones (ARCOTEL)	http://www.arcotel.gob.ec/ http://www.arcotel.gob.ec/atencion-al-usuario/ http://www.arcotel.gob.ec/arcotel-dispone-de-un-sistema-de-atencion-de-reclamos-para-atender-a-la-ciudadania/	https://www.movistar.com.ec/documents/581447/582114/2019_Q3_SMA-O-QoS-5+Par%C3%A1metros+de+Calidad+General+Jul+-+Sep+2019.pdf
Mexico	Instituto Federal de Telecomunicaciones (IFT)	http://www.ift.org.mx/	http://www.ift.org.mx/usuarios-y-audiencias/informe-estadistico-soy-usuario-2019-abril-junio
For example, in Spain, the Service Quality report is published quarterly on the Telefónica website as provided for in Order IET/1090/2014 of 16 June, which regulates conditions relating to service quality in the provision of electronic communications according to the guidelines published by Spain's Secretariat of State for Digital Advancement (SEAD).
Over the last year, Movistar Spain has continued to work to reduce the number of complaints from customers and shorten the time taken to address them based on the Plan to Improve Satisfaction and Reduce Complaints, which was launched in 2018. The main pillars for this improvement remain:

•	The simplification of our commercial offering.

•
the redesign and improvement of our operating processes and commercial policies as part of the Continuous Improvement Plan, as part of which improvements are being made to attack the root causes of complaints, working not only on their resolution, but also to ensure they are not repeated.

Complaints systems
In all our markets we enable different channels so that our customers can exercise their right to claim at any time 24 hours a day, 7 days a week, 365 days a year. The main channels are our call centres, on-line channels, social media, stores and postal mail.

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Customer Defence Service
As part of its commitment to quality with customers, Telefónica is the only telecommunications operator in Spain since 2006 to pro-actively create a second instance for managing complaints. This instance takes the form of an entity independent from the company to which customers can turn on a higher level if they are not satisfied with the response from the company's customer service areas. A similar service is also available in Brazil.
This service is responsible for identifying opportunities for improvement after listening to the client pro-actively and analysing each complaint. We identify opportunities to improve the company’s processes and actions and pass them on to senior management as a shared exercise to improve customer satisfaction.
The solutions given by the service are based on criteria of fairness and independence and are binding on the company. In 2019, the service registered just over 4,000 complaints in Spain, mostly online (65%). 75% of all the complaints managed in 2019 were admitted on the grounds that they were encompassed in the area of competence. 89% of these cases were resolved in the customer’s favour.
Commitment to the safety of our products
At Telefónica, we do a thorough job of ensuring the security, proper functioning, accessibility and traceability of our products. That is why we apply all protocols to ensure that 100% of the products and services we market comply with international standards and local legislation for each market in which we operate.
In one way or another, these certificates affect customers’ safety, quality and experience as users and, in many cases, we go beyond legal requirements.
No breaches of these regulations have been raised in any country in 2019.
Thus, all terminals sold in our European operations carry the CE marking in compliance with European directives on electrical safety, electromagnetic compatibility and SAR emissions, etc. However, Telefónica goes one step further and requires the RoHS (Restriction of Hazardous Substances, version 3) certificate for all suppliers of terminals not only for European markets, but for all markets in which we operate. This restricts the use of certain hazardous substances (lead, mercury, cadmium, chrome VI, PBB and PBDE, etc.) in electrical and electronic equipment.
We also require that the terminals we sell have the GCF (Global Certification Forum) certificate. This guarantees that the connection with the mobile network works correctly, including emergency calls. We also verify the SAR (Specific Absorption Rate) certificate of the terminals, ensuring that none of them represent a health hazard for our customers.
We have a particular commitment to the security of the terminals and encourage all terminals with Android operating systems sold as part of our operations to receive security updates from Google for two or even three years.

As in the case of terminals, for the other products we market (routers, modems, HGUs and Movistar Home, etc.) we comply with all international standards and the local laws applicable in each of the markets in which we operate.
But we also go one step further in our commitment to the security of our products by conducting inspections and audits directly on our manufacturers. In this way we guarantee the quality of the installations, their quality control processes, the use of non-hazardous materials, safety regulations at the installations and the prevention of child and slave labour, etc.
The four main types of inspections we require are:

1.	general quality report (quality system audit);

2.	general process report (quality process audit);

3.	supply chain analysis;

4.	pre-shipment inspection;

•	BoM check;

•	validation of firmware version used;

•	verification of labels, manuals, cables and PSU;

•	verification of PCBA version used;

•	verification of housing used.
Allied technology for people with disabilities, leaving no one behind
We work with technology to build a better and more humane world. Our platforms bring the digital world closer to everyone, regardless of their location, economic status, knowledge or skills. This helps reduce poverty, develop the economic and productive fabric, improve basic services and bridge the divide between connected and unconnected societies.
At Telefónica, we are aware that technology has become one of the main allies of people with disabilities and, therefore, we want to build a more accessible world, ensuring access to the benefits of the digital transformation for everyone. This objective is in line with our firm commitment to be a more inclusive company: “We want to put the customer at the centre of everything we do, leaving no one behind".
To achieve this, the company's global commitment to accessibility includes the development of products and services adapted to the needs of people with disabilities and actions to improve the accessibility of customer service and communication channels.

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Along these lines and under the global "Telefónica Accessible" project, we are seeking to integrate the concept of "design for all" into our value chain, incorporating accessibility into our processes, products and services from their conception. Thanks to this strategy, we have seen the launch of solutions such as:

•
Movistar+ 5S: a feature that allows customers with hearing or visual disabilities to access the contents of the Movistar+ television platform under a triple accessibility system: Spanish sign language, subtitling for the deaf and audio description.

•
Breaking Sound Barriers: solution developed in collaboration with the Adecco Foundation and Ericsson that transcribes voice to text simultaneously to facilitate communication for people with hearing disabilities.

•	Mapcesible: collaborative platform where anyone, whether they have reduced mobility or not, can map the accessibility of the places they visit or query the scores to plan their daily journeys.
In order to achieve technological solutions that enable access to information for people with disabilities, we work hand in hand with benchmark associations in the field of disability to gain a better understanding of the needs and demands of this segment. In Spain, this is the case of Fundación ONCE and Ilunion, CERMI, CNSE or FASOCIDE, among others.
We also work to ensure the same user experience for all our customers and improve the accessibility of our online and offline customer service and communication channels. In terms of telephone service, we are implementing new communication formats to improve call centre accessibility in some of our operations. This is the case in Colombia and Spain, where our customers with hearing disabilities can communicate via video-interpretation.
We also adapt our stores to our users’ different capacities. Here, it is worth noting the magnetic loop service in use in many stores in Spain and the United Kingdom, as well as the video-interpretation service in stores in countries such as Chile or Brazil. In addition, we train our operations' sales staff in specific approaches when attending people with disabilities.
As far as terminals are concerned, we provide information on the accessibility features of the mobile devices in our catalogue. This means customers can identify the best terminals for overcoming visual, auditory, cognitive and dexterity difficulties through a set of icons.

2.6.2. Milestones 2019 and Challenges 2020
MILESTONES 2019

•
We came up with a pilot programme in Financial Services to launch our "Responsibility by design" approach for new product and service development. It incorporates sustainability as a key factor from the early stages of product and service development.

•	For the first time, Telefónica has linked 20% of its employees' variable pay to sustainability targets such as the NPS and reputation.

•	In 2019, we achieved a global NPS of 21%, up one point on the 2018 result and putting us ahead of our competitors in eight markets.

•	We have eliminated the concept of minimum length of contract in all Movistar Fusión products in Spain for both new and existing customers.

•	We are a partner of reference in tackling the challenge of the digital transformation of SMEs, multinationals and wholesalers.
CHALLENGES 2020

•	To continue implementation of the "Responsibility by design" approach in new products and services development.

•	To continue improving the service we provide to our customers, as shown in improvements in our NPS and Reptrak scores.

•
To continue improving our customer service systems through the implementation of new approaches that let the customer be heard in order to improve our customer service experience in terms of responses given and resolution times.

•
To continue working on leaving no one behind, fostering improvements in product and service accessibility and moving forward in the integration of accessibility criteria in customer service and communication channels.

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2.7. Digital Trust GRI 418-1
2.7.1. Strategy GRI 103, 416-1, 418-1
Having our customers trust is the raison d'être of Telefónica's Customer Promise and takes on even more importance in a constantly changing and interconnected digital environment. We want customers to feel safe using our products and services, not to have to worry about the privacy or security of their data and to know that we respect their rights at all times by offering them choices for the use of their personal information. In short, we want our customers to be in control of their digital experience.
To generate this trust, we have defined a strategy based on four pillars that constitute our commitment to the customer:

In each of these pillars, we have policies and processes that not only ensure compliance with growing regulation, but also increase transparency about how we manage data privacy and security and how we use Artificial Intelligence. Furthermore, we embrace the concept of “digital trust by design” incorporating these policies into the design, development and management of our products and services.

This way we ensure that our customers are always informed about:

»	how and why their data is collected, stored and used;

»	that we protect their data with a maximum level of security;
» that we commit ourselves to using artificial intelligence ethically;
» that that we promote the responsible use of technology, especially when it comes to vulnerable groups such as minors.
The body responsible for all issues related to digital trust is the Board of Directors, as elaborated on below in the governance section of each of these issues.

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2.7.2. Privacy
Governance
Telefónica has a set of processes in place to ensure its commitment to the right to privacy of all persons to whose data we have access. These processes are described in the Governance Model Rule on Personal Data Protection, whose lines of action are designed to ensure sufficient means and resources so that the management of privacy issues is aligned with the company´s strategy.

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The person responsible for the company´s personal data protection function is the Data Protection Officer, who reports directly to the Board of Directors of Telefónica, S.A. through the Audit and Control Committee. To ensure compliance with this function, the different corporate areas meet biannually as part of the Steering Committee of the Governance Model and through the Local Data Protection Officers.
In addition, the Sustainability and Quality Committee (standing committee of the Board) is responsible for promoting and monitoring the implementation of Telefónica's Global Responsible Business Plan, which includes specific targets in the area of privacy. It is informed monthly about the implementation of the Plan by the Global Area of Corporate Ethics and Sustainability, which leads the Responsible Business Office that brings together the heads of the global functional departments.
Policies
We promote and review different policies and processes to strengthen our commitment to the right to privacy of all persons whose data we access. To meet the expectations of our customers, we actively involve them in the development of these policies and processes, for example, through focus groups and pilot trials using different channels.

Privacy

Global Privacy Policy

Corporate Rule

Telefónica S.A.
3rd Edition - September 2018

Updated in 2018, it establishes obligatory rules of common behaviour for all the Company's entities, laying the foundations for an approved privacy culture based on the principles of legality, transparency, commitment to the rights of the data subjects, security and limitation of the retention period.

Governance Model Rule on Personal Data Protection

Corporate Rule

Approved by the DPO Office Department at Telefónica S.A.

Telefónica S.A.
1st Edition - September 2018

Approved in 2018, it establishes the strategic, organisational and operational, and management framework applicable to the different actions in the field of data protection.

Global Rule on Data Requests by Competent Authorities

Corporate Rule

Approved by the Ethics and Sustainability Department

Telefónica S.A.
2nd Edition - September 2019

Updated in 2019, it sets out the principles and minimum guidelines that must be referred to in the internal procedures of each of the Group's companies/ Business Units/OB to comply with their duty to cooperate with the competent authorities as regards our customers' data.

Privacy by design (PbD)
The principle of privacy by design is undoubtedly one of Telefónica Group´s essential strategic pillars and is included in its mandatory internal regulations.
The concept of privacy by design implies, among other relevant matters, the entire organisation's duty to establish a data management governance model to ensure consideration not only of the application of privacy protection measures from a legal and security point of view in the early stages of any project, but also that all business processes and practices involving any activity or processing that may affect personal data are considered.

We have our own Guidelines for Privacy by Design to define the set of rules, standards as well as legal and security processes that must be taken into account in the Telefónica Group to comply with privacy-by-design obligations, as set out both in the legal framework and in our Global Privacy Policy, all with the aim of ensuring that the rights and freedoms of the individuals owning the personal data are guaranteed from the very moment any processing project or activity is defined.
These practical Guidelines are the reference documents for those professionals in the Telefónica Group whose functions include the design, definition, development, standardisation and evolution of products and services. They also apply to Internal Use Cases (IUCs) that directly or indirectly involve the

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processing of personal data and, consequently, may affect the right to privacy of individuals, whether they are customers, users or employees, etc.
Furthermore, these Product Owners are always supported by the lawyers and security specialists of the corresponding area of each company and/or business unit in the Group. This is to ensure that all the necessary legal and security requirements regarding privacy are taken into consideration from the initial design of the specific product, service or IUC in question.
We use a risk management-oriented approach of proactive responsibility (i.e. critical and continuous self-analysis of each company in the fulfilment of the obligations required by data protection regulations). The aim is to establish strategies that incorporate privacy throughout the entire data life cycle in the processing operations of each product or service:

The practical application of privacy by design (PbD) throughout the process means that, when defining or developing any product or service of the Telefónica Group, aspects such as (i) the lawfulness and definition of the basis for legitimising the processing, (ii) the guarantee that the data is safe and that the most appropriate security measures are being applied according to the potential risks, (iii) the transparency of the same in relation to the data subject in the privacy clauses and policies, (iv) the minimisation of data in that it must be strictly necessary for the purposes of the processing, (v) the commitment to the rights of the data subjects (vi) the limitation of the period of conservation, among others.
The PbD process defined in conjunction with the Office of the Data Protection Officer (DPO) of the Telefónica Group would include at least the following activities:

Main process
New processing of personal data
Definition and design of the processing activity
Record of processing
Need for impact assessment (PRE-PIA)
Potentially high-risk processing?
NO
YES
Basic Analysis of Risks
Proposal of basic controls
Implementation of basic controls
Approval of processing
Start of processing of personal data
Does it mitigate the potential high risk?
Carry out impact assessment (PIA)
Proposal of basic and additional controls
YES
Implementation of basic controls
Implementation of additional controls
NO
Impact assessment process (PIA)
Prior consultation with the control authority
Response from the control authority
Proposal of basic and additional controls
Prior consultation process
• Objective criteria of the need for PIA
• Catalogue of privacy risks
• Catalogue of controls
• Control application rules
• Automation
• Approval of the processing

Accordingly, it can be said that all the processing performed in the Telefónica Group has undergone a preliminary analysis of privacy requirements.

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Transparency
One of the challenges and key elements in privacy is to guarantee transparency; Telefónica is committed to putting this into practice by including it as one of the principles of the Global Privacy Policy and developing different initiatives for its implementation:
a. Global Privacy Centre
Public reference point for our privacy and security policies and processes. This is where our stakeholders can find all relevant information in an easy and understandable way through visual and graphic resources.
b. Operators' Privacy Centres
These centres are located on the operators´ commercial websites so that any stakeholder can read the privacy terms and conditions applicable to our products and services as well as examine issues of security and protection of minors that apply in each case. It is currently available in Argentina, Brazil, Colombia, Ecuador, Germany, Peru, Spain and the United Kingdom.
c. Report on Transparency in Communications
We have published the fourth report on the requests received from the competent authorities in the countries where we operate on lawful interception, metadata associated with communications, blocking and restriction of content and geographical and temporary suspension of service.
For any request we follow a procedure which simultaneously guarantees the compliance with our obligations in terms of collaboration with these authorities and the protection of the fundamental rights of the people affected, in accordance with what is set out in our section on respect for human rights.
d. Aura Transparency Centre
As part of the principle of transparency, Telefónica provides its customers with access to the data they generate during the use of our services. This data is collected in the so-called Personal Data Space on our so-called Fourth Platform.
In 2020, we will launch the Transparency Centre in Spain to provide access to and management of the data collected in the Personal Data Space. In the first phase, it will be available to a group of users through the My Movistar application (in the Security and Privacy section of the User Profile).
Through the "Permissions" section, customers can manage their consent for the use of data for certain purposes. And the "Access and Download" section offers useful visualisations of different types of data, with a user-friendly experience and respecting privacy criteria. It also provides the option of downloading a document with a higher level of detail of those data sets.

The experience of the Transparency Centre has been designed to be user-centred, avoiding the use of complex legal language. Aura, Telefónica's artificial intelligence, accompanies and provides in each visualisation an explanation of the purpose and nature of the data within Telefónica, offering clarity, transparency and increasing trust.
The Transparency Centre represents the first steps towards fulfilling our promise to give our customers the control over and transparency regarding their data, always in accordance with applicable regulations on privacy. For example, in Europe this processing will be fully aligned with the General Data Protection Regulation (GDPR).
2.5. Consultation and complaint mechanisms
In addition to the mechanisms established in the privacy policies and centres, Telefónica has implemented other means of consultation and mediation to deal with privacy issues:

a.
Voluntary mediation system with AUTOCONTROL: Operational since January 2018 to provide an agile response to complaints related to identity theft and the receipt of unsolicited advertising. The procedure was developed by the Association for the Self-regulation of Commercial Communication (AUTOCONTROL) in collaboration with the Spanish Data Protection Agency (AEPD), involving Orange, Telefónica and Vodafone and is open to other entities. This information can be found in the Movistar Privacy Centre.

b.
Responsible Business Channel: We have an external channel where all our stakeholders can consult or report on any aspect related to the Business Principles. In 2019, 6 communications on privacy and 0 on freedom of expression were processed or received a reply or remedy.

2.7.3. Security
The increase in the number and complexity of information security threats, together with their diversification, leads to the constant application and management of security measures. For this reason, we believe security has to be seen as a process of continuous improvement.
The security strategy is based on a number of processes and activities that reinforce the Company's business operating processes and transformation initiatives. This group of processes is encompassed in a security management system according to international reference frameworks and standards such as ISO 27001 and NIST.

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Governance
To achieve effective protection of the Telefónica Group's assets, including services and data, and to ensure that the necessary resources and support are available, it is essential for the security function to have the backing of the company's management and report to the highest level. We have a solid organisational structure, from the Board of Directors, through the Sustainability and Quality Committee as well as the Audit and Control Committee, to local operations.

Board of Directors
Audit and Control Committee
(Permanent Committee of the Board)
It supervises, among other things, specific issues relating to privacy, through reports regularly submitted by the Global Chief Security and Intelligence Officer.
Sustainability and Quality Committee
(Permanent Committee of the Board)
It supervises and reviews the Company's strategies and polices of the Responsible Business Plan and analyses, drives and supervises the objectives, action plans and practices of the Telefonica Group as regards Digital Trust, including issues such as Privacy, Security, Artificial Intelligence and Child Protection.
This officer is responsible for the Global Security and Intelligence Function at Telefónica and for establishing the global security strategy, leading the security-related regulatory framework, and guiding and governing global security initiatives.
Global Chief Security and Intelligence Officer
Global Security Committee
Country Chief Security Officers
Local Security Subcommittees

The highest official in charge of the Global Security and Intelligence function at Telefónica is the Global Director of Security and Intelligence, who has been delegated the authority and responsibility by the Board of Directors to establish the global security strategy and lead the security governance model and to lead and manage global security initiatives. In addition, it promotes and drives the Digital Security Committee (created in 2018), in which members of the Executive Committee participate and that reports to the Board of Directors of Telefónica, S.A. through the Audit and Control Committee and the Sustainability and Quality Committee. Each company or country in which the Telefónica Group is present, has a Security Director, proposed by the Global Director of Security and Intelligence.

In addition, for the purposes of governance and coordination, there is a Global Security Committee chaired by the Global Director of Security and Intelligence, in which the corporate directors of the other business areas participate (Compliance, Audit, Legal, Technology and Operations, People, Sustainability etc.), as well as the Security Directors of the countries. There are also local and functional Security Sub-Committees chaired by the Security Directors at country level, that collaborate in the definition of strategic initiatives and global guidelines and implement them in each country.

Furthermore, we have a Security Advisory Council, composed of relevant external actors to the Company in the field of security. Its aim is to offer advice based on best industry practices and give its opinion on the company´s strategy in security matters.

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Policies and processes
The security life cycle seeks to ensure the confidentiality, integrity and availability of the company's assets, including services and data. To achieve this objective, we promote and update different security policies and processes to adapt them to the changing context and new risks as they are identified. This group of processes is included in a security management system, compatible with international reference frameworks and standards, in which a cycle of continuous improvement cycle is integrated. Likewise, and following the continuous improvement process, the policies and processes are adapted to the monitoring and measurement of the activities and processes of the security lifecycle.

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Our security control framework is formalised in official certifications, such as ISO27000 or PCI-DSS, wherever efficient or necessary for customer relations and compliance processes, and we may require our IT service providers to have certified security management systems or ISAE 3402 reports or similar.
Lines of action
Security is one of the pillars on which the Telefónica Group's global organisation is built. It is understood as a comprehensive concept that aims to protect its assets, strategic interests and objectives, ensuring its integrity and preventing potential threats that could damage its value, affect its confidentiality, reduce its effectiveness or alter its operation and availability.
Integral security includes not only physical and operational security (of people and goods), but also information security, cyber-security, information technology security, network security, business continuity, fraud prevention and any other relevant area or function whose objective is corporate protection against any form of potential damage or loss.
The security activities carried out by the different organisational structures, persons responsible for assets and employees are governed by the principles of legality, efficiency, co-responsibility, cooperation and coordination, for which appropriate mechanisms have been established to promote, conduct, control and improve them.
The company also has a Global Strategic Security Plan, revised and approved by the Global Security Committee on 30 July 2019. It seeks to integrate the security policy into the broader framework of Telefónica's strategy and identifies and prioritises the main lines of action and associated resources, for example, security by design and security in the supply chain.
Digital security or cyber-security
Digital security is a key element of our business. Its ultimate goal is to ensure our resilience, in other words, the ability to withstand and contain attacks so that our business is not affected at all or, if it is affected, the level is tolerable. This is translated into practice and processes, tools and capabilities that aim to anticipate and prevent cyber-security risks.
Given the current context of cyber-security and Telefónica's status as a digital operator, special focus is placed on the following processes:
a. Cyber-intelligence and incident management
We have tools and capabilities for the entire cycle of potential incidents:

•	Anticipation, before it can affect us.

•	Prevention, ensuring the protection of both facilities and assets, as well as customer data and identity.

•	Detection, through twelve Security Operation Centres.

•
Response, through a network of fifteen Incident Response Centres (CSIRT) that work in a coordinated manner at local and global level to resume normal service as soon as possible and with the least possible impact.

Our approach to cyber-intelligence is based on a proactive approach, applying knowledge and technology to achieve the required levels of protection by quickly detecting breaches or attacks on assets and building the technical and human capabilities needed to respond effectively and rapidly to any breach or incident in order to minimise attacks and their consequences.
We have a vulnerability discovery reward program (bug-bounty) with selected industry experts.
We have a network of incident response centres (CSIRTs), at global level, which work a coordinated manner to understand and analyse the risks of potential cyber-threats, monitor the serious vulnerabilities existing in the most critical technological assets; establish relationships with other national and international CSIRTs/CERTs in both the public and private sectors, detect potential security incidents that affect the organisation's technological assets and respond to and manage security incidents.
During 2019, we handled 3 high-impact security incidents, of which 1 involved leaks of customer data, following in all the cases the existing incident response protocols and reported any involvement of personal data to the corresponding regulatory bodies. We consider high impact those incidents classified as as serious because they meet certain criteria at a global level (for example, for their economic impact, legal impact, on services, media dissemination or having to be notified to a public body for cybersecurity).
Lessons learned from incidents are essential feedback for security improvement projects in processes, both in terms of processes and in terms of technological capabilities and platforms.
The Cyberexercise of the CSIRT Network is an initiative by the Global CSIRT that offers an evaluation, training and coaching environment specially designed for incident response teams. It involves teams from Telefónica's international CSIRT network.
We have a public mailbox at global level so that users can report any vulnerability or threat that could affect Telefónica's technological infrastructure. The mailbox is located in the Global Privacy/Security Centre. There are also equivalent local mailboxes at local level in each of our markets.
During the period 2015-2019 and until today, the Company has had various insurance programs in place to mitigate the impact on the balance sheet resulting from the materialization of a large number of risks. In particular, there is cover for cyber-risks that could cause a loss of income, loss of customers, extra costs or recovery costs for digital assets, among others, and coverage of "technological errors and omissions" in the event of claims for damages to customers and third parties in general. The currently contracted limits at global level are:

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•	Cyber-risks insurance: €300,000,000

•	Technological errors and omissions insurance: €105,000,000
b. Network security
Our approach to networks and communications is based on the appropriate knowledge of our assets and sites, their characteristics and their importance for the business so that the networks are properly planned and executed, always maintaining the applicable security requirements to minimise the risk of unavailability, unauthorised access or destruction.
Telefónica's role as a telecommunications operator makes it essential to strengthen the controls for the security of its own fixed and mobile communications networks and infrastructure and the associated service platforms (e.g. video, IoT). Accordingly, the aforementioned security processes are applied in an integral manner to manage the risks associated with attacks and the exploitation of vulnerabilities in networks and protocols. This involves significant internal activity with our main technological partners and international organisations (e.g. GSMA) to reduce potential impacts. Examples can be found in the work done on 4G/LTE, SS7, BGP and other critical enabling technologies.
It is also worth highlighting the importance of the evolution to 5G and the company's position in actively contributing to making the new networks as safe as or even safer than the previous ones. The Company's technological developments in this field, such as our network virtualization platform, UNICA, the segmentation by services (network split), or the new radio access technologies are considering security by design.
Physical and operational security
In the field of operational security, the company strives continuously to improve its capabilities for the physical protection of infrastructures and assets. Accordingly, it has several ongoing programmes, in particular:

•	the interconnection of control centres to create a resilient network that reinforces the availability of infrastructures for surveillance and protection services;

•	the management of travel security for Telefónica personnel, which substantially improves response time and mechanisms for incidents occurring during a business trip;

•	the implementation of consistent digital procedures and tools for global security monitoring.
Security by design
Security is considered from the earliest stages in every activity to make sure it is an integral part of the entire technology lifecycle. The approach, based on a risk management process, the development of in-house technologies, commitment to national innovation and technology, employee awareness and the security requirements demanded of our supply chain, is applied in the following areas:

•
Design of secure systems: security requirements are a consideration from the design phase of applications and systems, incorporating controls against known vulnerabilities and ensuring that there are no security weaknesses at source; this results in systems and applications that are more resistant to malicious attacks;

•
Management bodies receive consolidated monitoring and control information for analysis. Based on this analysis, preventive actions to be incorporated into the strategic plan are determined, considering security by default and by design, and reviewing the required aspects by the global security policy and regulatory framework so as to take due account of the appropriate considerations.

Supply chain security
During 2019, the security requirements demanded from suppliers of products and services before, during and after procurement were reviewed and standardised. This way we know the level of compliance with Telefónica's security standards, which helps us to choose the best product/service in terms of both functional quality and security.
In addition, the automation of the security requirements selection process and the incorporation of legal and regulatory requirements (including those on privacy and personal data processing) has favoured the acceptance of this initiative in all areas, as it facilitates and reduces the time and effort invested in the process.
The objective is to identify and manage security risks throughout all phases of the relationship with suppliers.

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Business continuity and crisis management
When an event occurs that affects the normal execution of the organisation's critical processes or services, there can be impacts on operations, finances, legal compliance, personal safety and reputation. To manage these situations, the Telefónica Group has a Global Business Continuity Programme and a Global Crisis Management System. This system allows us to be prepared to face these situations in an orderly and coordinated manner, so as to facilitate communication and collaboration between all the areas involved in order to work in a degraded mode, minimizing impacts and subsequently recovering operational normality.
The overall business continuity management process is guaranteed by the establishment of operational capabilities and procedures that have appropriate mechanisms in place to ensure minimum impact and the fastest response time to resume normal service. During this period, progress has been made in the homogenisation of business continuity plans in the different countries and new tools have been put in place to improve disaster recovery with a view to gaining a global vision of the associated risks and be more effective in their management.
Furthermore, in territories with critical infrastructure requirements, such as the European Union, we work closely with the regulator and other relevant public bodies to comply with the technical, operational and documentary requirements necessary to achieve the levels demanded by the aforementioned classification as a critical operator.
Part of the success of all these security controls is based on the effectiveness of the actions taken in the event of incidents that critically affect any asset, process or service, facilitating coordination, communication and collaboration between all areas involved until normal service is resumed as soon as possible and with the least possible impact. In this vein, we have a Crisis Management Manual that identifies the controls that need to be implemented, monitored, reviewed and improved to ensure that the control targets set of the Incident and Emergency Management domain are achieved.
This effectiveness has been further validated in a practical way during 2019 through the implementation of various local, regional and global crisis management exercises. Different critical event scenarios have been reviewed, reinforced and tested in internal and external simulations, taking into account the physical and digital security plans and involving all areas of the company and, more directly, the different tiers of management. In particular, the following were performed in 2019:

•	10 local simulations

•	1 regional simulation

•	1 global simulation

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A few examples of cases addressed in Crisis Committee:

ARGENTINA (REGIONAL) (June 2019)
Crisis	Argentinian Interconnection System Failure
Type of crisis	Power failure
Impact
A mass power failure occurred in 23 provinces owing to a failure in the Argentinian interconnection system.
The main impact was operational; however, the fast reaction of the teams was key to limiting the impact on the network.
The fixed network was not affected, the transmission and core network were not affected, the data traffic operated with normal values, the TV service was not affected, the mobile service was partially affected.
There was no economic impact.
There was no impact of any kind on people.
There was no impact on image or reputation.

Actions
Once the failure had been detected, the Crisis Committee was convened and the setting up of the generating units was coordinated in the different regions of the country to minimise the impact on the network and on critical locations.
Work was ongoing all day long to normalise a total expected demand of 15,000 MW.
The service was gradually resumed, reaching 30% 12 hours after the event had been detected, 90% after 18 hours and 96% after 10 hours.

CHILE (LOCAL) (November 2019)
Crisis	State of emergency
Type of crisis
Unavailability of staff
Destructive attack on the organisation or its supporting infrastructure
Assaults or demonstrations on the perimeter of the facilities by activist groups
Possible impact on human rights

Impact	We still do not have specific data because the crisis remains open.
Actions
The Local Crisis Committee was convened to coordinate actions to protect the physical safety of individuals, authorise teleworking for all employees and protect critical locations to continue to provide service to customers.
In these circumstances and taking into account that the telephone is an essential service for people, the Committee activated specific measures so that users of prepaid cards who ran out of credit could continue to make calls.

ECUADOR (LOCAL) (October 2019)
Crisis	State of emergency
Type of crisis
Unavailability of staff
Destructive attack on the organisation or its supporting infrastructure
Assaults or demonstrations on the perimeter of the facilities by activist groups
Possible impact on human rights

Impact
Official data from the Government Ministry indicates that the events in Ecuador resulted in six deaths, 1,330 civilian arrests (most released within the first 24 hours), 202 members of the security forces held by protesters and 1,507 injured, 435 of whom were members of the National Police Force.
Some of the telecommunications infrastructure was intentionally affected; however, services were kept in operation at all times.

Actions
As the demonstrators' reaction intensified, the Crisis Committee was convened to make the appropriate decisions and inform all employees that they were authorised for teleworking. Instructions were also given to protect their physical safety.

Peru (LOCAL) (May 2019)
Crisis	Seismic phenomenon
Type of crisis	Natural disaster
Impact
According to the Geophysical Institute of Peru, the earthquake in Yurimaguas registered 8.0 on the Richter scale.
As a result, the operational impact affected fixed and mobile telephony and fixed Internet services in some areas of the departments of Loreto and San Martin. More than 15,000 customers were affected.
No other regions were affected.

Actions
The Business Continuity Committee coordinated the work with the teams involved in the affected area to recover critical services and verified that other regions had not been affected (Ecuador). All available resources (fixed and mobile backup systems) were used to prevent power cuts.
The Crisis Committee agreed that SMS would be free of charge in the affected areas and press and social media releases were issued:
https://www.laverdadiquitos.com/movistar-da-sms-gratis-en-loreto-y-san-martin-por-los-sismos/
Congratulations were received from Osiptel (regulator):
https://twitter.com/OSIPTEL/status/1132752087861932032?s=19

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Chile (LOCAL) (August 2019)
Crisis	Fixed Power Plant Failure
Type of crisis	Power failure
Impact
Operational impacts affected the fixed voice service: 12,000 customers affected, 81 business customers. Furthermore, the failure occurred during a national holiday.
Finally, the resolution time was shorter than expected and impacts on economic issues, operation and reputation were low.

Actions
The Local Crisis Committee was convened to analyse the impact and options for resolution to lessen the impact on economic issues, operation and reputation. The actions to be taken by the providers involved were coordinated and monitored and the affected customers were informed.
The rapid coordination by the Committees and work teams was essential for the reconnection of the power supply sooner than expected.

Security services
As a further example of the importance Telefónica attaches to security, we have a specific vertical business segment for security services which, by taking advantage of our internal knowledge of technologies, networks, systems and digital processes, means we can generate business opportunities and round off our range of digital services for our customers.
Telefónica's cyber-security unit is called ElevenPaths. We make security more human and give people the trust and peace of mind they need. The high-level specialisation, talent and commitment of our professionals with their extensive experience in security mean we can provide a customised service, in keeping with customers' specific needs.
In 2019, ElevenPaths achieved revenue of €495 million.
As provider of intelligent managed security services in a world where cyber-threats are inevitable, we cover each phase of a threat, i.e. preparation, prevention, detection, response and recovery, to reduce attacks, protect digital assets and services and thus ensure the cyber-resilience of our customers and their business.
Therefore, we need to be increasingly receptive to cyber-security measures and redefine our strategy on cyber-resilience. With this in mind, we devote all our experience and effort to the creation of innovative cyber-security products to stay ahead of the attackers that have become a growing threat in our digital life.
Since the ElevenPaths brand was created, we have combined the development of patented innovative technologies with the technologies of key partners to provide unique solutions.
Global cyber-security services are designed to continually improve the effectiveness of our security infrastructure. To this end:

•	We work to develop new security services and capabilities designed to help protect businesses and people from threats and vulnerabilities in the environments in which they operate.

•	We collaborate and exchange information about threats in real time with the main agencies and entities such as the European Commission, the Cyber Threat Alliance (CTA), ECSO, EURPOL and INCIBE.

•
With a total of 11 SOCs across Europe and America, we manage over 5 million endpoints and monitor more than 16,500 devices. Telefónica's SOCs have been strengthened by the signing of the largest global alliance of telecommunications operators that provide security services with Etisalat, Singtel, Softbank and AT&T, putting us in a position to offer a full range of services and options.

•	We invest in cyber-security start-ups such as Hdiv, Balbix, CounterCraft, 4iQ BlueLiv and DEVO.
Thanks to these collaborations, alliances and our own experience, ElevenPaths is present across the entire security value chain and has a portfolio of comprehensive security solutions for the Internet of Things (IoT) world, solutions for cloud security, identity and privacy, anti-fraud, industrial cyber-security, secure mobility, digital exposure, risk management and regulatory compliance. All this effort has earned us the recognition of leading industry analysts in the field.

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2.7.4. Artificial intelligence
In October 2018, our Executive Committee adopted our Artificial Intelligence Principles. With these principles, we commit ourselves to design, develop and use Artificial Intelligence 1) in a fair and non-discriminatory way, 2) in a transparent and explainable manner, 3) following a human-centric approach, 4) ensuring privacy and security by design and 5) with partners and third parties that commit themselves to these or similar ethical standards.

During 2019, we have been working on implementing these principles across our operations, focusing on three interrelated pillars:

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With this threefold approach, we week to ensure that our AI principles are applied whenever we design, develop or use in all design, development and use AI systems.

a.
Training for employees: In 2019 we launched an online training course on Ethics and Artificial Intelligence for our employees - with additional modules depending on the profile or department in question. For example, the content varies depending on whether a data scientist or a buyer in the procurement department takes the course. The objective of the course is that all our employees have an understanding of AI, what our AI principles are and, based on these principles, how they can apply them in their daily work. Thus, the modules focused on explaining (a) basic concepts about AI, (b) the AI Principles, (c) how they can be implemented and (d) case studies within Telefónica based on its five AI principles. In addition, employees are given access to a self-assessment questionnaire for products and services using AI systems. The aim of this is to raise our employees' awareness of the possible risks of AI, how to detect them early and what to do to prevent them.

b.
By-Design: Within the Responsibility by Design project special focus is put on those products and services that use AI systems. Product managers who purchase, develop and/or use artificial intelligence need to complete a self-assessment questionnaire for the product or service they are developing. Through this questionnaire, available on the Intranet and online, the risks associated with each AI principle and the recommendations to prevent or avoid them are addressed.

c.
Governance: We have a three-tier governance model for the effective implementation of the AI Principles: If product managers (tier 1) have doubts about possible adverse impact of a product or service after completing the self-assessment, they will automatically be directed to the so-called AI Champions (tier 2), a group of pre-determined experts at the company who work with the product manager to solve the problem in question. If the issue turns out be a potential risk to the company's reputation, the matter is raised to the Responsible Business Office, which brings together all relevant department directors at global level (level 3).
2.7.5. Responsible Use of Technology
Our commitment
The Sustainability and Quality Committee of the Board of Directors of Telefónica, S.A. is responsible for the development of the Global Responsible Business Plan, which includes the issue of the responsible use of technology, focusing particularly on one of the most vulnerable groups: minors.
Reflecting the company's firm commitment to this group, the protection of children and teenagers is set out in the Business Principles and various corporate policies, such as the Diversity Policy, the Responsible Communication Policy and the Sustainability Policy in the Supply Chain.
Our strategy
The life of our children is already a digital life. Once we accept this, we will be able to adapt and integrate our long-standing educational traditions to an ecosystem in which the analogue has lost its hegemony. It is not a question of inventing anything new, but rather of continuing to educate in values, accompanying our children and setting an example, generating spaces for dialogue and discovering the advantages and disadvantages of our use of technology together. We need to learn that there are times for connecting to the internet and times for connecting with other people.
Precisely because of this, and because Telefónica is convinced that it is people who make sense of technology and not the other way round, we have drawn up a global strategy based on

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the promotion of a responsible and intelligent use of the Internet and connected devices in all areas of our lives, but with special emphasis on the protection of children and teenagers.
Our commitment to and strategy for protecting minors on the Internet and promoting the responsible use of technology take the form of six lines of work:
a. Alliances with stakeholders: Ensuring a safer Internet is a task we cannot tackle alone. At Telefónica, we work together with sectoral and civil society partners to make young people aware that the Internet is full of opportunities, but that it is also important to know there are risks that need to be managed.
In this regard, we emphasise our collaboration with:

-
National Law Enforcement Agencies and Forces, as well as support for the different national hotlines (Equipo Niños, Alianza por la Seguridad en Internet, Safernet, Te Protejo, Centre for Child Protection on the Internet, Alerta Amber, INADI, etc.).

-
NGOs, national associations (Pantallas Amigas, Safernet, UNICEF, Faro Digital, NSPCC, RedPapaz, Argentina Cibersegura, Nativo Digital, Brave Up, Colegium, Fundación Tecnología Responsable, Mamá Digital, Asociación de Padres de Familia, Fundación Ideas para la Infancia, Comisión Unidos vs la Trata, Puntos México Conectado, El Consejo Ciudadano, Luchadoras AC, Moders, Sin Trata A.C., FEISS (Fundación Ecuatoriana por un Internet Sano y Seguro), etc.).

-
Actions with key stakeholders in on-line protection for children and teenagers (Inhope, Insafe, ANATEL, AECI Asociación Ecuatoriana de CiberSeguridad, CONNA, UNODC, Red de Aliados por la Niñez, Zentrum für Kinderschutz im Internet, INAI, ITAIPUE, Red Contra la Pornografía Infantil, Capital Humano Social CHS, End Violence Against Children, Governments, etc.).

Telefónica is also present in the following alliances to promote the sharing of best practices and specific actions for the proper use of the Internet at global level:
- Alliance with the GSMA to combat content involving the sexual abuse of minors.
- ICT Coalition.
- Alliance to better protect minors on-line.
At the local level, the Company participates in numerous working groups for the responsible and intelligent use of technology by young people: Digitales (Spain), Mesa de Trabajo de Convivencia Escolar - Ministry of Education (Chile), Mesa TIC e Infancia (Colombia).
b. Blocking of content: In the proactive fight against content with images of sexual abuse of minors on the Internet, Telefónica blocks these materials following the guidelines and lists provided by the Internet Watch Foundation in the following countries: Chile, Ecuador, Spain, Mexico, Peru, UK, Uruguay and Venezuela. Telefónica Colombia does the same through MINTIC and DIJIN. The procedure complies with network neutrality, the right to free expression and, above all, current regulations, and the blocking of content is also coordinated with the corresponding police forces and other public bodies.
c. Audiovisual environment: The way people consume TV content has changed; however, it is no surprise to anyone that both children and teenagers make increasingly intensive use of audiovisual content. Screens also play a fundamental part in their personal, social and cultural development, which is why Movistar believes it is vital to:

•	ensure that our programming protects children from potentially inappropriate content;

•	establish the necessary tools to make good use of television, making sure parents have effective technical resources to exercise their responsibility over the televisual content their children watch;

•
promote digital literacy among children and their families in order to make use of the potential of audiovisual media and make them aware of the need for responsible and intelligent consumption and leisure.

That is why we have included the following initiatives in our operations:

•	content labelling by age or type of content;

•	parental controls, parental pins and purchase pins on the device so that customers can block channels and content on demand for minors;

•	specific adult content is presented in a separate section and a special pin has to be used to access it;

•	information on the responsible use of TV or on audiovisual content on TV and on the commercial website;

•	awareness-raising activities regarding the responsible use of screens;

•
Movistar Junior application: children's app for Smartphone and Tablet (iOS and Android) with which they can enjoy children's content on Movistar+ in a safe and secure environment; some of the application's features include children's zone with live TV channels, children's series on demand, videos of activities and musicals, and parents zone, from which families can carry out their desired configuration actions: parental pin, definition of the age range for which the content will be available (up to 4 years, from 5 to 7 years and/or from 8 to 12 years), language of the content, consumption times and/or time zone of use; in other company operations the application is called Movistar Kids.

d. Products and services: Although we firmly believe that nothing can replace the educational work of an adult in the responsible use of technology, when this is not possible, we will always have the support of technology. To this end, we are committed to the promotion and development of products and services that raise awareness of the responsible and safe use

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of the Internet and connected devices and help families successfully address the challenge of the digital world:

•	parental controls: 'Movistar Protege' (Spain), 'Vivo Filhos On-line' (Brazil), 'Qustodio' (United Kingdom, Chile), 'Control Parental Movistar TV' (Venezuela);

•
security solutions with parental control functionality: 'Escudo Movistar' (Argentina, Colombia, Peru, Uruguay), 'Smart WiFi' (Argentina, Brazil, Chile, Colombia, Spain), 'Seguridad Multidispositivo' (Argentina, Chile), 'McAfee Total Security' (Argentina, Chile, Peru), 'McAfee Security Centre' (Colombia) and 'Prepaid or Postpaid Latch Account Access Control' (Mexico);

•
other services (anti-virus, personalised packs): 'Conexión Segura' (Spain and Argentina), 'O2 Protect' (Germany), 'Vivo Família On-line' (Brazil), 'Family Locator' (Argentina), 'Device Security' (Spain).

e. Working with our suppliers: Together with our suppliers, we evaluate the implementation of the basic parameters for the protection of minors, especially in the field of security, from the design of terminals to operating systems.
We ask device manufacturers and operating system providers to ensure the following:

•	the inclusion of mechanisms that protect children and teenagers (parental control, age restrictions, approval systems for the installation of applications, protection systems for purchases, etc.);

•	the incorporation of self-monitoring mechanisms, known as digital well-being, to enable better use of devices and offer user options to reduce dependence;

•	the provisions of regular security updates to protect customers from new risks and threats that are constantly emerging and endangering users' data and privacy.
f. Education and awareness initiatives: We continually talk about the challenge of being aware of every technological development that appears on the market today, not simply because we know about the trendiest gadgets, the latest in robotics or artificial intelligence, but because each advance puts us all, old and young alike, before a new educational challenge we need to know how to use it to our advantage.
Being fully aware of this situation, Telefónica is committed to the development of training and awareness-raising initiatives for the public in general to facilitate life in an increasingly digital society.
The 'Dialogando' portal is just one example; the initiative has been implemented in 10 countries in which the company operates and helps society at large to reflect on how we use technology in our daily lives thanks to the resources prepared by a committee of experts in different issues related to digital life.
95 awareness-raising initiatives have also been implemented in the following areas: grooming, sexting, cyber-bullying,

digital divide, cyber-control, tolerance on the Internet, connection with meaning, digital violence, responsible behaviour, on-line fraud, data privacy, digital identity, eSports and gaming, digital leisure, etc. with more than 200 million people reached through these actions and with collaborators such as 'Club de Malasmadres', 'Movistar Riders', 'Gonvarri', 'Faro Digital', 'Fundación Abertis', 'Sin Trata A.C.', and many others.
2.7.6. Internal Control
In order to comply with and meet the legal provisions of the countries related to local data protection and privacy laws and regulations, a total of 9 specific audits were carried out during the 2019 Audit Plan to verify compliance as well as identify best practices in terms of data protection.
The most relevant issue reviewed among European operators, which are affected by the new legislation on data protection (GDPR), has been to review the implementation of the Governance Model on that matter. In the rest of the countries affected by local data protection laws, the most important aspects reviewed have been: verification of the application of security measures in the processing of personal data, verification that the integrity and quality of the information is ensured and review that the consent of users for the processing of their personal data has been obtained.
In the 2019 Annual Audit Plan, audit work related to cybersecurity and security in networks and systems has also been promoted, with the aim of validating the level of logical access and the integrity of the information and contents stored in the elements that make up these networks and systems. During 2019, 60 works of this nature were carried out.
2.7.7. Training and awareness-raising
During 2019, 91,888 attendees completed training on privacy, data protection, security and cyber-security. A total of 104,558 hours of training have been given in these courses.
In addition, we are reinforcing communication and awareness-raising programmes on different channels to ensure that messages reach all corporate levels and locations.
2.7.8. Stakeholder relations
Telefónica actively participates in various international organisations and forums, most of which are multi-stakeholder in nature. Highlights in 2019:
Internet Governance Forum (IGF):
Our Director of Public Policy and the Internet is a Member of the Multi-stakeholder Advisory Group (MAG) set up by the UN Secretary-General. Its main objective is to advise the Secretary-General on the programme and schedule of the Forum's meetings. The MAG is made up of 55 members from governments, the private sector and civil society, including representatives of the academic and technical communities.
This year we took part in the fourteenth edition of the IGF in Berlin under the slogan "One world. One network. One vision", in which the geopolitical divide and technological decoupling

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were addressed as the most relevant issues of the forum. Among others, we participated in the workshop "#371 Closing the Digital Divide of Marginalised Communities".
Internet Governance Forum in Spain:
With a focus on the debate on the future of the Internet in a complex international context, the Forum focused on issues such as: how to avoid Internet fragmentation; whether Europe should promote a secure digital identity; the impact of the Internet and platforms on democracies; and the contribution of emerging technologies to more inclusive societies.
Global Network Initiative (GNI):
We have participated in this multi-stakeholder organisation since 2017 to advance the protection and promotion of freedom of expression and privacy in the ICT industry.
To this end, we reach agreements on joint strategies and positions on freedom of expression and privacy rights. During this year several events have been organised in collaboration with the OECD, Freedom On-line Coalition and Rightscom.
In 2019, we have successfully completed our first ever GNI Independent Company Assessment Process.
(See chapter 2.10. Human Rights)
Council of Europe:
We are members of the partnership set up for the promotion of digital rights by digital companies, operators, sectoral organisations and the Council of Europe in 2017. During 2019 we have participated in forums on how artificial intelligence affects human rights and the rule of law. We have also joined the Ad Hoc Committee on Artificial Intelligence, whose mandate is to prepare a study on the possible content of a legal framework for the development, design and implementation of artificial intelligence.
Cyber-security Tech Accord:
Telefónica is a founding member of this private sector initiative.
Initiative fAIr LAC:
Telefónica participates side by side with other partners such as Microsoft, Facebook and Google in the fAIr LAC regional initiative promoted by the Inter-American Development Bank. This project brings together governments, universities and the private sector to promote the ethical use of AI. Accordingly, it seeks to take advantage of the immense potential of this new technology to create fairer, more efficient, personalised social services for the citizens of Latin America and the Caribbean.
OECD:
We are a member of Business at the OECD, where our Director of Public Policy and the Internet is Deputy Chairman of the Digital Economy Committee. During 2019 we have been one of the contributors to the development of the OECD Council Recommendation on Artificial Intelligence, which includes the principles for reliable AI.

2.7.9. Milestones 2019 and Challenges 2020 GRI 418-1
MILESTONES 2019
In 2019 we achieved 100% compliance regarding each of the following goals:

•	Implementation of the Personal Data Space.

•	Full review of security controls in the lifecycle of products and services based on supply chain security.

•
Operational simplification in all operations of security processes and their execution for regulatory compliance (focus on actionable controls for access management, privileged activity and security monitoring).

•	Implementation of Artificial Intelligence Principles in the company's processes.

•	Four awareness campaigns through the 'Dialogando' platform and social networks regarding the responsible use of technology.

•	Study of risks and opportunities of technology in childhood and adolescence.
In addition, we have reached the following milestones:

•	Record global impact in a digital action to promote the responsible use of video games with the #MyGameMyName campaign.

•	Alliance with the "Club de Malasmadres", the main community of mothers and fathers in Spain, with the aim of being at the side of families to help them get the most out of digital tools.
CHALLENGES 2020

•	Local Privacy Centres in 100% of countries.

•	Identification of security risks throughout all phases of the relationship with our suppliers.

•	Search for new lines of action that allow us to address the responsible use of technology and the protection of minors on the Internet, adapting them to the local reality.

•	Collaborations/Alliances that allow us to deepen the scope of our awareness actions in the field of responsible use of mobile phones at the wheel.

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Key Indicators in Digital Trust	2018	2019
Number. of attendees at training courses in Privacy/Data Protection and Security/Cybersecurity	91,888	54,991
Number of hours of training in Privacy/Data Protection and Security/Cybersecurity	136,099	104,558
Number of procedures opened for Privacy/Data Protection issues	28	66
Number of fines for Privacy/Data Protection issues	31	23
Amount of fines for Privacy/Data Protection issues	€1,034,408	€244,206
Number of queries/complaints on data protection/privacy issues via the Responsible Business Channel	3	6
Number of queries/complaints on freedom of expression issues via the Responsible Business Channel	0	0
Number of internal audits in data protection and cyber-security	121	69
Number of external audits in the area of Product and Service Security(*)	10	13
Number of information security or cyber-security incidents/breaches with high impact that have affected personal data	2	1
Number of training and awareness-raising initiatives on the responsible use of technology	31	95
Scope of training and awareness initiatives on the responsible use of technology (people)	84,900,000	223,725,282

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2.8. Ethics and Compliance GRI 103, 102-16, 102-17, 205-3
The management of the Telefónica Group is based on a code of ethics constituted by our Business Principles. The Business Principles are based on three pillars: integrity, commitment and transparency. These three pillars are elaborated on in ten specific themes:

1.	Ethical and responsible management.

2.	Our commitment to customers.

3.	Our commitment to employees.

4.	Corporate governance and internal control.

5.	Respect for privacy rights and freedom of expression.

6.	Our commitment to information security.

7.	Responsible communication.

8.	Responsible management of our supply chain.

9.	Our commitment to the environment.

10.	Our commitment to the societies in which we operate.
To ensure that our Business Principles provide the guidelines for everything we do, we incorporate ethical and responsible business objectives into our governance structure and the company's strategic plan. These objectives are reflected in the non-financial indicators we outline in this report, as well as in sustainability indicators incorporated into the variable remuneration of all the company's employees who receive such remuneration.
2.8.1. Governance in ethics
As the highest body of the company, the Board of Directors is responsible for approving the Business Principles and the Responsible Business Plan. The Board also has several committees that specifically monitor ethical and responsible business issues through the heads of Corporate Ethics and Sustainability, Compliance and Internal Audit.

The Responsible Business Plan and the company's non-financial indicators are monitored through the Responsible Business Office, which brings together the heads of Corporate Ethics and Sustainability, General Secretary's Office and Regulation, People Management, Auditing, Operations, Procurement, Compliance, Security, Communication, Data & Analytics, Telefónica Tech and Telefónica Infra. This Office adopts commitments as well as identifies and incorporates opportunities in sustainability matters into value propositions.
It is important to note that 100% of our Board members, 17 directors, received anti-corruption training in 2019.
Main ethical issues in view of our stakeholders

Customer	Simplicity, transparency and integrity in our products and services. Responsible communication. Data transparency.
Employees	Course on Business Principles and Human Rights. Incentives for ethical and non-discriminatory behaviour. Promotion of diversity. Confidential and anonymous whistleblower channel.
Suppliers	We require our suppliers to comply with ethical standards and respect human rights in our supply chain. Identification and prevention of conflicts of interest.
Investors	Transparency, integrity and materiality in all our reports and information. Proactive commitment to ethical issues.
Society
Protection and promotion of human rights. Zero tolerance of corruption and anti-competitive practices. Political neutrality. Responsible fiscal behaviour and fiscal transparency. Ethical commitment through the Responsible Business Channel.

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2.8.2. Business Principles and Most Relevant Policies GRI 102-14, 102-16
Our Business Principles are embodied in several policies and regulations approved by the Board of Directors or the Executive Committee:

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2.8.3. Compliance GRI 205-2
The Global Compliance area, more specifically, the Chief Compliance Officer of the Telefónica Group, reports directly to the Board of Directors through the Audit and Control Committee.

The starting point for compliance management is to make a risk assessment and to protect integrity. Telefónica has identified the following matters as especially relevant in terms of compliance:
“* Regulated Entities: refers to compliance with the legislation applicable to insurance and reinsurance entities and to pension fund and investment fund management entities. Regulatory: refers to compliance with the regulation of the ICT sector”.

In all these matters, the Compliance function is deployed on three levels:

•
Preventive control: this activity seeks to generate a culture of compliance and, among other functions, involves training and awareness actions in all matters, criminal prevention, consultations related mainly to the Telefónica Group's anti-corruption policy and other internal regulations that develop it, protocols for assessing third parties, preventive control model and internal regulatory monitoring, etc.

•	Reactive control: protocols for reacting to signs of possible non-compliance.

•
Response: mitigation of the consequences of possible non-compliance, design and implementation of action plans related to the identification of possible root causes, and application of disciplinary measures and recognition of employees with exemplary behaviour in terms of compliance.

In 2019 we launched an on-line training on the prevention of anti-competitive practices. This course, aimed at all areas of the company, has been held in the main countries where we are present, except in Germany and the United Kingdom, where they have specific training or training related to this subject.
In addition, the Group also has certain guidelines regarding participation in sectoral organizations and meetings with competitors, which establish clear rules to ensure compliance with competition law regarding the exchange and guarantee of confidentiality of information. The above is complemented, in some countries, with specific compliance programs on competition matters in accordance with local legislation (e.g. in Chile).
With regard to money laundering, the Company has controls on payments; for example, due diligence procedures on suppliers and business partners defined from a compliance point of view, controls on payments to certain countries classified as high risk, which are complemented by compliance with the requirements established, where applicable, in the legislation of each country specifically and/or for any activity that specifically requires compliance with certain regulations in this area and/or by the type of company or entity in question (as it is considered by such local legislation to be a mandatory subject in this area). In particular, in 2019, as part of its strategy of continuous improvement, Telefónica has been strengthening the formalization of the corresponding controls.
Within the preventive function of the Compliance Program of the Telefónica Group, it is worth noting, on the one hand, the existence of channels that allow employees to make inquiries related to compliance issues (mainly consultations regarding the application of the Anti-Corruption Policy and other internal regulations that develop it) and, on the other part, the protocols for assessing suppliers and business partners from the point of view of Compliance, whose implementation is carried out under a format of continuous and gradual improvement of our Compliance Programme.
Also noteworthy in 2019, in the area of anti-corruption, is the consolidation of relevant regulations and tools in matters

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relating to integrity, specifically with regard to relations with public entities and conflicts of interest.
2.8.4. Training GRI 205-2, 412-2
Training on the Principles of Responsible Business and Human Rights is aimed at all employees of the Telefónica Group and is specifically monitored by the Responsible Business Office. By 31 December 2019, 107.017 employees had received this training, representing 93.2% of the workforce. During the period covered by this report, 18% of the employees of the workforce were trained. A total of 214,034 hours of training have been given since the course was launched, of which 40,950 hours correspond to 2019.
Likewise, it should be noted that, in addition to the training on the Business Principles mentioned above, which includes aspects on anti-corruption as part of its specific chapter on 'Ethical and responsible management', there is another training (in classroom and online format) at the global level on the Foreign Corrupt Practices Act (FCPA), which has been progressively implemented since 2017. Since its launch, the FCPA training has been provided, in addition to Telefónica, S.A. and the other global units, in the operations and businesses of Spain, Brazil, Mexico, Telxius (2017); Uruguay, Argentina, Nicaragua, Panama, Costa Rica, El Salvador, Guatemala, Colombia, Peru, Chile, Ecuador (2018); Venezuela and the United Kingdom (2019).
In addition to the global training mentioned, which specifically deals with anti-corruption issues, it is worth noting that in most countries where the Telefónica Group is present, there are other specific training courses on this subject (including those related to criminal prevention): in some cases these courses are face-to-face and/or are aimed at certain groups of employees whose activity may present a greater potential risk. In this regard, it is worth mentioning the training on criminal liability launched in Spain or Peru, or the classroom training provided by third parties in part of the Telefónica Group on the new internal regulations governing the relationship of the Group's employees with public entities.
Lastly, in 2019, in collaboration with third parties, the Board of Directors of Telefónica, S.A. received anti-corruption training on the FCPA, as well as on internal regulations on this matter.

The following table and the one at the end of the chapter include tables illustrating the anti-corruption training in 2019.

Global Ethics Training	TOTAL 2019
Number and % of employees and directors trained on anticorruption (*)	29,749	26%
Number and % of the Board members trained on anticorruption	17	100%
Number and % of employees and directors trained on Business Principles and Human Rights since launch of respective course	107,017	93.2%
Hours of training on Business Principles and Human Rights to employees and directors since launch of respective course	214,034
(*) The training in anticorruption of the Telefónica Group includes: the Responsible Business Principles course, the course on the FCPA (Foreign Corrupt Practices Act) and other local courses on anticorruption and criminal prevention.
As explained in other sections of this report, specific training has also been provided in subjects other than integrity, but which, for the purposes of the Telefónica Group's Compliance Programme, are relevant from the point of view of Compliance; some examples would be training in digital security, competition law or privacy.
The training is also reinforced with intense internal communication, awareness and sensitization campaigns, addressing different issues such as conflict of interest, gifts and invitations, responsible purchasing, environment, privacy, customer promise, etc.
2.8.5. Complaint and remedy mechanisms: consultation and complaint channels GRI 102-17, 102-17, 205-3, 406-1
Employees: Whistleblower channel
The whistleblower channel is governed by the principles of confidentiality, respect and foundation and is designed to allow the whistleblower to communicate anonymously.
All employees have at their disposal a whistleblowing channel through which they can communicate any information about the existence of a possible irregularity, or an act contrary to the law or internal rules. This also includes any irregularities regarding accounting issues, auditing matters and/or aspects related to internal control over financial reporting pursuant to section 301 of the Sarbanes-Oxley Act of the United States and other requirements in this regard.

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A total of 1,222 complaints were received through the whistleblowing channel in 2019. As a result of the investigations during that year, 465 complaints were considered substantiated (the categories are shown in the image below). From the closed investigations, it can be concluded that there were two cases of discrimination and no cases of corruption. Among the measures taken as a result of the substantiated complaints, there were 140 terminations of employment.
In accordance with our zero-tolerance policy against corruption, bribery and discrimination, Telefónica has specific controls for the detection and correction of possible cases. This is materialised by the adoption of disciplinary measures and / or terminations of contract employment.

	2018		2019
Nature of substantiated complaints	% of total substantiated complaints	Nature of substantiated complaints	% of total substantiated complaints
Legal/regulatory/contractual non-compliance	6%	Failure to comply with regulations	8%
Fraud	36%	Fraud	28%
Harassment	6%	Labour/sexual harassment and or discrimination	6%
Conflicts of interest	5%	Conflicts of interest	4%
Information security/privacy	4%	Information security/privacy	2%
Labour conditions & Conflicts in the workplace	39%	Inappropriate behaviour and other workplace disputes	43%
Other	4%	Other	9%
Total	404	Total	465

	2018	2019
Complaints received	912	1,222
Substantiated complaints received	404	465
Actions taken related to terminate contracts of employment as a result of substantiated complaints	167	140
Confirmed cases of corruption	1	0
Disciplinary measures taken or terminations of contract in relation to confirmed cases of corruption	1	0
Cases of discrimination detected	1	2
Disciplinary measures or terminations of contract employment in relation to confirmed cases of discrimination	1	2

Stakeholders: Responsible Business Channel
In addition, we have a Responsible Business channel through which all our stakeholders can consult, communicate or report, anonymously or personally, queries, requests or complaints about any aspect related to the Business Principles.
In 2019 we received 58 communications in the following categories, 50 of them have been resolved and closed:
No communications were received in the next categories: freedom of expression, children's rights, diversity and talent management, sustainable innovation and other human rights.

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2.8.6. Internal Control GRI 205-1
The Company's internal control is based on its internal audit and risk management systems. Among the activities entrusted to Internal Audit is the supervision, on a sample basis, of the key controls of the process of outgoing funds at Telefónica. All of this is under the control of the Audit and Control Committee of the Board of Directors.
During 2019, Internal Audit issued 561 reports at global level, divided into the following categories:
2.8.7. Political Neutrality
Telefónica remains politically neutral. At no time do we take a position, directly or indirectly, for or against any political party and therefore we do not make donations to them. This does not prevent us from making our points of view known on matters that may affect the management and sustainability of the Company, through participation in sector entities or persons who carry out representative activities. We are voluntarily registered in the European Union Transparency Register and in the Register of Interest Groups of the CNMC (National Commission of Markets and Competition).

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2.8.8. Responsible Communication
In line with our Business Principles and as a technology, information and communication company, we promote freedom of expression, pluralism and diversity and we assume a commitment to truthful information, education and inclusion. As a company dedicated not only to facilitating communication, but also to generating entertainment, cultural, sporting, advertising and other content that can have an impact and influence on society, we assume our responsibility to promote responsible, ethical and quality communication in line with our Responsible Communication Policy. This Policy defines general guidelines for action when communicating with our customers; when doing so towards other interest groups; when using our social networks; when generating content; when generating our own advertising and when broadcasting that of third parties. New for 2019 is the creation of a Reputational Crisis Committee in the event of a possible negative reputational impact.
In addition, and along these lines, during 2019 we developed a responsible communication code at Movistar+ as Telefónica's Television platform. The code is governed by the same principles as the global policy, but is adapted to its business regarding the acquisition, production and distribution of contents.

Movistar+ Responsible Communications Code

We are a television platform with ethical editorial criteria for all our productions, whether our own, purchased or outsourced. We promote these principles:

Legality:
We comply with the rules; we protect intellectual property and we do not encourage illegal, irresponsible or discriminatory behaviour.

Neutrality:
We promote freedom of expression and creativity, ensuring the right to honour and to privacy.

Protection of minors:
We manage content responsibly and have preventive, safe advertising and awareness-raising measures.

Integrity and transparency:
We follow Telefónica's Corporate Anti-Corruption Policy and audit outsourced productions.

Diversity:
We promote equality and social integration in our grid.

Values and talent:
Our business commitment to creativity and innovation is reflected in the content.

We have pre-broadcast controls, a Content or Production Officer and anti-piracy mechanisms in place.

All our activities are based on Telefónica's Responsible Business Principles and our Responsible Communications Regulation.

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2.8.9. Milestones 2019 and Challenges 2020 GRI 205-2
MILESTONES 2019
In 2019, we achieved 100% fulfilment of the following target:

•	Implementation of the Responsible Communication Policy
We have also reached the following milestones:

•	100% of the Board of Directors trained on anti-corruption.

•	26% of employees trained in anti-corruption in 2019
CHALLENGES 2020

•	Increase completion percentage of Business Principles course.

•	Action plans for the issues most frequently reported in the Responsible Business Channel.

Responsible Business Channel	2018	2019
Responsible Communications	0	1
Integrity	0	3
Environment	15	36
Supply Chain	1	4
Privacy	3	6
Accesibility	3	4
Sustainable Innovation	0	2
Other Human Rights	0	0
Child Rights	0	0
Freedom of Expresion	0	0
Diversity &Talent Management	0	0
Others	0	4

Number of employees trained in 2019 by professional category:

Country	Management	Middle Management	Rest of employees	Total
Argentina	7	194	1,681	1,882
Brazil	6	371	8,004	8,381
Chile	1	110	938	1,049
Colombia	5	111	2,039	2,155
Ecuador	11	21	200	232
Spain	10	82	1,855	1,947
Germany	45	729	6,935	7,709
Mexico	1	42	518	561
Peru	13	276	2,295	2,584
UK	39	174	507	720
Uruguay		13	90	103
Venezuela	4	46	301	351
Global Units	33	276	1,766	2,075
Total	175	2,445	27,129	29,749
% of employees trained in 2019 by professional category:

Country	Management	Middle Management	Rest of employees	Total
Argentina	17%	13%	13%	13%
Brazil	5%	11%	26%	25%
Chile	6%	23%	29%	28%
Colombia	16%	22%	41%	40%
Ecuador	100%	9%	24%	22%
Spain	7%	4%	9%	9%
Germany	80%	88%	98%	97%
Mexico	6%	11%	38%	32%
Peru	38%	57%	58%	58%
UK	87%	12%	9%	10%
Uruguay	0%	14%	18%	17%
Venezuela	17%	13%	21%	20%
Global Units	11%	11%	33%	25%
Total	20%	17%	28%	26%

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2.9. Suppliers, our allies GRI 204-1,308-1, 308-2
2.9.1. A sustainable procurement model GRI 103, 102-9, 204-1, 408-1, 409-1
While taking care of its employees, Telefónica also works with its suppliers to achieve high social and environmental standards, promoting and monitoring respect for human rights.
We have a procurement management model for the entire Company, which is characterised by a global procurement management from Telefónica Global Services in coordination with the local procurement teams in each country. The model is aligned with our Business Principles and is based on transparency, equal opportunities, objective decision-making and sustainable management of our supply chain. Our suppliers have all the information available on our Supplier Portal (https://www.telefonica.com/en/web/about_telefonica/suppliers).

Impact of our business on society
Digitalisation of our processes, providing greater efficiency, integrity and traceability

•	We received 1,517,400 electronically issued invoices (8% increase on 2018).

•	We digitally signed 1,565 contracts and 4,236 letters of award.

•	We trained 5,115 suppliers in the electronic management of negotiations, orders and invoices.

•	We sent 999,406 electronic orders to our suppliers.

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Our commitment to sustainability is present in all our relations with our suppliers, developed on the basis of sustainable procurement model. This commitment is also part of the Responsible Business Plan approved by the Board of Directors, whose implementation is supervised by the Sustainability and Quality Committee.

As part of our sustainable management model, we pay special attention to supply chain issues that have a high social and environmental impact and are relevant to the sector and the Company's strategy:

Key sustainability issues in our supply chain
Issues	Our approach	More information on how we manage this at:
Eradication of Child/Forced Labour	We contribute to their eradication through specific projects focused on the protection of children’s human rights (e.g. on-site audits of high-risk suppliers).	2.9.2. We manage risks proactively & 2.10. Human Rights
Privacy and data protection	We work with our suppliers, focusing particularly on those who have access to our customers' data, to ensure compliance with applicable regulations.	2.7. Privacy and security
Occupational Health and Safety	We encourage best practices in health and safety matters with our suppliers to achieve #zerofatalities.	2.5.8. Engagement with our Suppliers
Waste Management	We work hand in hand with our suppliers in the digitalisation of our waste management to improve traceability and take advantage of the opportunities of circular economy.	2.3.3. Circular economy
CO2 Emissions (Scope 3)	We work on managing emissions in our supply chain both globally and locally.	2.9.3. We foster collaboration and engagement & 2.3.2. Energy and Climate Change
Minerals from conflict zones	We work to strengthen controls on the potential use of such minerals across our entire value chain.	2.9.3. We foster collaboration and engagement
All of these aspects form part of the Minimum Criteria for Responsible Business set out in our Supply Chain Sustainability Policy. We require our suppliers to fulfil all aspects and they are integrated into each phase of our sustainable management model for the supply chain.
We establish collaborations with our suppliers and partners, turning them into allies to achieve our targets. One example is the management of our collaborator companies and third parties through the "Allies Programme". These relations have allowed us to build a culture of sustainability over the last eleven years, making suppliers aware of compliance with our standards while jointly establishing mechanisms for the early detection and prevention of possible risks in our contracts and subcontracts.

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Our sustainable supply chain management model is based on the mitigation of risks and engagement with our suppliers:
2.9.2. We manage risks proactively GRI 103, 102-9, 204-1, 308-1, 308-2, 407-1, 408-1, 409-1, 414-1, 414-2
Step 1. Minimum standards required
We require 100% of our suppliers to conduct their business applying similar ethical standards to ours. This ensures respect for fundamental human and labour rights and the protection of the environment.
Therefore, all Telefónica suppliers must accept the following when they register and/or renew on our supplier portal:

•	Supply chain sustainability policy.

•	General conditions for the supply of goods and services.

•	Anti-corruption policy (certified).

Prior acceptance of these minimum conditions means that successful suppliers have been evaluated in relation to the social and environmental impacts set out in our regulations.
Early in 2020, our Board of Directors approved a new Supply Chain Sustainability Policy, which updated the Minimum Responsible Business Criteria all our suppliers are required to fulfil and transfer to their own supply chain. In this version, we have incorporated new relevant aspects or reinforced some of the existing ones on human rights, violence and harassment in the workplace, use of refrigerant gases and single use plastics, diversity, non-discrimination and freedom of expression, etc.
SUMMARY OF OUR RESPONSIBLE BUSINESS CRITERIA

•	Zero corruption and conflicts of interests.

•	Respect for human right.

•	Zero child labour.

•	Fair treatment of employees.

•	Freedom of association.

•	Zero tolerance of forced labour.

•	Diversity, gender equality and non-discrimination.

•	Zero tolerance of violence and harassment at work

•	Health and safety.

•	Minimum environmental impact.

•	Waste management.

•	Single use plastics

•	Management and reduction of hazardous substances.

•	Ongoing emissions reduction.

•	Eco-efficiency.

•	Responsible sourcing of minerals.

•	Privacy, confidentiality of information, freedom of speech and artificial intelligence.

•	Management of the supply chain

•	Supply chain management
Step 2. Identification of high-risk suppliers
We focus on those suppliers that are most significant in terms of their level of risk and the impact they have on our business given the volume of awards.
In accordance with our risk analysis methodology, we perform the following evaluation to analyse the overall sustainability risk:

•
First criterion: an initial assessment is made of the possible level of risk of the product(s)/service(s) supplied, taking into consideration the following specific sustainability aspects in our supply chain, as set out in our Minimum Criteria for Responsible Business: working conditions, health and safety, environment, human rights (child/forced labour), conflict minerals, privacy and data protection and customer promise.

•	Second criterion: an analysis is then made of the possible risk, taking into account the origin of the service or product (and its components).

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•	Third criterion: and the impact on Telefónica's reputation should the risk materialise.
Taking into account this global risk analysis, we have 1,969 suppliers that provide us with products or services identified as potentially high risk in terms of sustainability.
If we focus this risk analysis on the evaluation of specific environmental or social impacts, respectively, given the product or service we are provided with, we have 3,147 suppliers with significant negative environmental impacts and 2,207 suppliers with negative social impacts -potential or actual-.
Step 3. Evaluation of our suppliers' performance
In a next step, we check possible financial and non-financial risks of those potential high-risk suppliers identified in the initial analysis. We rely on two external tools that are integrated in our procurement platform, which makes it possible for our buyers in the different countries to consult the information online. The tools are:
EcoVadis:
We evaluate the overall sustainability performance of our main high-risk suppliers. To do so, we rely on the EcoVadis self-assessment platform, which provides a 360º evaluation based on 21 sustainability criteria that cover ethical, social, environmental and supply chain management aspects, including minerals from conflict zones.
At the end of the year, we reached 306 evaluations of business groups or local suppliers (53% updated their evaluation last year). Taking into account the different subsidiaries belonging to those business groups evaluated, we reached a total of 1,131 suppliers evaluated on sustainability aspects (57% of the risk suppliers identified in our global risk analysis).
Key indicators of our evaluations:

•	97 suppliers (business groups) with corrective action plans, totalling 1,089 actions (75% of them completed at the date of publication of this report).

•	82% have anti-corruption and anti-bribery policies.

•	55% report health and safety indicators.

•	59% have ISO 14001 environmental management certification.

•	69% report their use of energy or greenhouse gas emissions.

Dow Jones Risk & Compliance Service:
We identify potential ethical and corruption risks in 100% of our suppliers during their registration.
We check our supplier database against Factiva, a database developed by Dow Jones Risk & Compliance. This review is performed during the supplier registration process and the annual renewal of existing suppliers. In general, we perform a screening of both platforms every seven days. Thanks to this tool, we can identify the possible risks related to ethical behaviour and corruption, thus reinforcing the processes already in place in order to comply with the Anti-corruption Policy.
If a supplier does not reach -in EcoVadis or Dow Jones Risk & Compliance Service- the required performance level or is unable to provide the information requested, we require their commitment to implement improvement plans that guarantee the fulfilment of our standards.
In extreme cases, when this is not feasible, relations with the supplier are suspended until they prove they have corrected the situation, as stated in the conditions signed by both parties. At the close of this report, 15 suppliers were blocked in our database, 7 for reasons of non-compliance with ethical aspects and 8 for non-compliance with sustainability aspects (i.e. 100% of the suppliers identified - whether for social or environmental reasons - that have not yet remedied the situation or shown their commitment to implement improvement plans to ensure compliance with our standards).
Step 4. Audits on high-risk suppliers
These performance evaluations are complemented by our annual audit plan, developed and focused on verifying compliance with the critical aspects identified according to (i) type of supplier, (ii) service and product provided and (iii) the risks of each region or country.
The audits are complemented with improvement plans agreed with 100% of those suppliers that do not comply with any aspect potentially having a negative social or environmental impact.
In 2019, we conducted 18,359 administrative or on-site audits. Given the results obtained in these audits, at the end of the year, we had 687 suppliers with improvement plans (i.e. 7% of all suppliers awarded).
As shown in the table below, our audits allow us to verify the level of compliance of our high-risk suppliers in the various aspects of sustainability we require from them, including respect for human rights.

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Supplier type	Region/ country	Audits and improvement plans	Ethics	Labour	Health and Safety	Supply chain management	Human rights – child and forced labour –	Minerals from conflict zones	Environment	Safety, Privacy and DP
			Audited risk aspects							
ALLIES PROGRAMME Labour-intensive collaborator companies.	8 countries in Latin America (1) and Spain.	**LOCAL** • **6,570** administrative audits. • **10,141** on-site audits. • **310** suppliers with improvement plans.		✓	✓		✓			
		CORPORATE • **112** on-site audits. • **170** suppliers with improvement plans.(2)	✓	✓	✓	✓	✓		✓	✓
JAC INITIATIVE Manufacturing centres in the IT sector.	16 countries in Asia, Latin America and Eastern Europe.	• **66** on-site audits – **71%** on TIER 2 or 3 suppliers. • **66** suppliers with improvement plans.	✓	✓	✓	✓	✓	✓	✓	
TELEFÓNICA UNITED KINGDOM Network, services and works providers.	In different countries.	• **10** administrative audits. • **10** suppliers with improvement plans.							✓	
		• **1,191** on-site audits. • **1** supplier with improvement plans.			✓					
		• **28** on-site audits. • **30** suppliers with improvement plans.								✓
		• **4** on-site audits. • **30** suppliers with improvement plans.	✓	✓	✓	✓	✓		✓	
TELEFÓNICA BRAZIL for risk associated with the product or service.	Brazil	• **178** administrative audits. • **44** suppliers with improvement plans.							✓	
		• **54** on-site audits. • **53** suppliers with improvement plans.								✓
TELEFÓNICA VENEZUELA For risk associated with the product or service.	Venezuela	• **2** on-site audits. • **2** suppliers with improvement plans.			✓					
			Social						Environ-mental	
Total audits per aspect			18,089						373	
Suppliers with improvement plans			559						296	

(1) Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela.
(2) This also includes suppliers audited in 2018 whose improvement plans were open at the end of the year.

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Details of the JAC audits (manufacturers):
Yet another year, we are working together with other companies to ensure the highest number of audits in ICT manufacturing centres (factories) through the Joint Audit Cooperation sector initiative. 104 audits were carried out in 2019, 66 of which focused on Telefónica suppliers and/or manufacturers in the supply chain. Corresponding improvement plans are established with all of them to correct the risks identified.
This also takes into account the possible social or environmental impacts of the identified risks:

•
The most significant social impacts focus mainly on labour issues related to working hours and days off, health and safety issues concerning emergency exits and lights and personal protective equipment.

•	The most significant environmental impacts focus mainly on the management of hazardous substances and waste and the reduction of GHG emissions.
Details of corporate audits within Allies Programme (labour-intensive services):
We have maintained our high standards and incorporated more suppliers into our audit process at corporate level within the Allies Programme in 9 countries (a total of 112 labour-intensive suppliers). We achieved an overall compliance level of 85% (+4% compared to 2018) with improvements identified in the majority of the areas audited. This growing trend is the result of our Allies’ active role in the search for continuous improvement in the different areas with a special focus on occupational and health and safety in view of the type of service they provide. Once again this year, no significant changes were found in the distribution of the risks detected, the Health and Safety section presenting the greatest risks.
Some of the most common risks were detected in:

•	The relation with and administration of personnel, the onboarding process, training and work climate and accessibility.

•	Industrial health and safety, implementation and operation, and verification.

•	Environmental processes, the environmental management system and waste management.
Taking into account the possible (social or environmental (1)) impacts of the identified risks:

•	the most significant social impacts are concentrated mainly in industrial health and safety, implementation and operation of the management system and verification; and

•	environmental impacts in terms of noise.

CORPORATE AUDITS RESULTS Average score obtained by suppliers according to subject matter (in % of compliance)
	2017	2018	2019
Business Principles	72%	75%	83%
Human Resources	86%	87%	89%
Health and Safety	78%	82%	87%
Environment	79%	83%	83%
(1) Significant (social or environmental) impacts are considered to be the critical non-conformities identified during the audits in each area.
2.9.3. We foster collaboration and engagement GRI 102-9
We strive to understand the importance of material issues for our suppliers, as well as their perception of Telefónica's performance in relation thereto (for more information, see the chapter on 1.3. Materiality).
Telefónica is firmly committed to an open collaboration with its suppliers. Our commitment to them is based on establishing relations that enable us to have a joint positive impact in our environments through close collaboration and sharing of good practices, promoted through various initiatives and encounters with our suppliers.
We work on the management of supply chain emissions, both at Group and local level. At Group level, we launched a new climate change partnership programme with key suppliers to understand the state of their climate strategies and help them set more ambitious emissions reduction targets. Locally, in the UK, we continued to ask our suppliers for contractually agreed carbon reduction programmes or plans to include them in our major contracts. The work carried out in 2019 has resulted in 55 completed or ongoing programmes (contractually agreed) and four under development.
We participate in sectoral initiatives to raise awareness and promote capabilities to improve the sustainability of our suppliers. We also establish communication channels, organise face-to-face discussions and provide training.
Joint Audit Cooperation (JAC)
We participate in the Joint Audit Cooperation sector initiative with 16 other telecommunications operators. We join forces to verify, evaluate and develop the implementation of sustainability standards (with a focus on working conditions, environment, human rights and ethical principles) in factories run by common suppliers, mainly in risk areas such as Asia, Latin America and Eastern Europe.
By participating in the initiative, we reinforce our annual audits plan and our commitment to society, fostering long-term sustainability in the different levels of our supply chain.
Among the specific JAC projects in which we participated during 2019, the following stand out:

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•
JAC Academy. For the third year now, we have worked with Orange, Vodafone and Deutsche Telecom to offer training sessions to our suppliers’ employees. We promote our sustainability audit standards and the definition of indicators, which allow them to measure and monitor the performance of their own supply chain. In 2019, we trained employees from 4 common suppliers, who performed 20 audits according to the criteria applied by JAC.

•
Direct feedback from our suppliers' employees. In collaboration with Elevate, we invited employees of common suppliers in China and Colombia to participate in an anonymous survey through their own mobile phones. We evaluated issues related to working conditions, especially in matters concerning the number of hours worked, rest periods, harassment, discrimination, treatment and relationship with their direct boss, overtime and treatment of chemicals, etc. During 2019, surveys were conducted in 20 factories, obtaining responses from more than 25,518 of the suppliers’ employees.

Conflict Minerals
Although we do not have direct business relationships with smelters or refiners, we work actively to strengthen control over the use of these minerals across our value chain.
We adopted a company policy based on the guidelines set out in the OECD report "Due Diligence Guidelines for Responsible Supply Chains for Minerals from Conflict-affected and High-risk Areas". The policy considers the five stages of the Guidelines and passes them on to our suppliers.
Furthermore, as a company listed on the New York Stock Exchange, we comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

1.	Traceability of 3TG minerals
Any supplier that submits an offer to us must fulfil the minimum requirements on this matter outlined in the Supply Chain Sustainability Policy and in the General Conditions for the Supply of Goods and Services of the Telefónica Group.
Where necessary and when possible, we encourage our suppliers to conduct effective due diligence processes to ensure the traceability of 3TG minerals from conflict affected areas and the mitigation of associated risks, such as human rights violations.

2.	Supplier assessment
We assess our suppliers' performance via the EcoVadis platform. We use the supply chain management assessment module to analyse risky suppliers in this regard.
- 84% have a policy on minerals in conflict-affected areas.
- 79% implement actions to identify or mitigate the risks.
- 52% of them publish a report on due diligence.
We also verify the level of fulfilment of some of our equipment manufacturer by the JAC initiative.

3.	Commitment initiatives
We support and take part in the major international and industrial initiatives designed to reduce this type of risk, such as the Responsible Minerals Initiative and the Public-Private Alliance for Responsible Minerals
Trade (PPA).

4.	Complaints
We have set up the Responsive Business Channel through which our stakeholders can send us queries and complaints.

5.	Information
We report on the due diligence process performed on the supply chain.
Training and Communication
6,090 in-person courses and 384,031 on-line courses involving more than 540,291 participants from partner companies in Latin America.
During the past year, we maintained in-person and on-line training (SuccessFactors, Academia Movistar, ICampus, etc.) for our internal managers and suppliers, catering to the specific needs in each country.
This awareness-raising is even more significant in our customer service providers, where we specifically train those who have direct contact with our customers (call centres and installation and maintenance in homes, etc.).
We also promote continuous communication as a key lever to fostering their motivation through different channels, such as our quarterly newsletter within the Allies Programme (Colombia, Ecuador and Mexico), the Allies' Portal and the Supplier's Portal. The Supplier’s Portal contains all our global policies and specific local requirements. It is also a confidential channel for queries associated with compliance with our Minimum Standards for Responsible Business.
We also organise (global and local) in-person events with suppliers, such as:

•
Workshop in Colombia for Allies, with over 70 attendees representing 31 Allies companies and sales agents from different cities in the country. Focus was on occupational hazards prevention, diversity, gender equality, digital confidence and human rights.

•
10th Global Workshop on Energy and Climate Change (held in Seville, Spain), an annual meeting point for energy transformation leaders in Telefónica and 32 technology partners in our supply chain. In this edition, more than 250 people gathered to review the company's climate change targets. In addition, the Energy Efficiency and Climate Awards were presented once again in recognition of our best partner of the year (see chapter on 'Energy and climate change').

•
The 2nd Forum on Occupational Hazards Prevention in Telefónica España's Operations Department, with the participation of the main suppliers and some of their subcontractors for the network service, operations and

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maintenance and engineering contracts. It highlighted the commitment and effort of our collaborator companies which, by intensifying their efforts in prevention, have made it possible to improve the accident frequency rate in comparison with the previous year (reducing it to 2.32 from 2.82 in 2018) and meet the common goal of working to achieve #zerofatalities during the year. Furthermore, in recognition of the company with the best results in 2019, we awarded the 1st Prize for Excellence in Prevention.

•
As part of the Joint Audit Cooperation (JAC) sector initiative, we took part in the 8th CSR Forum (held in Shenzhen, China), which brought together more than 260 sustainability and purchasing professionals from major telecommunications operators, ICT sector suppliers, CSR institutions, NGOs and researchers. At this forum, JAC gives two awards each year to companies that (i) have demonstrated the highest commitment to leadership, innovation and achievement of results in relation to the well-being of their workers and (ii) have played an active role in the audit campaign and managed to improve by completing corrective actions in given time.

•	Workshop in the UK with accessory suppliers to review and establish the best approach to reducing the use of single-use plastics (particular focus on products supplied under the O2 brand).

Key indicators

	Indicators	2018		2019
Activity	Purchasing volume awarded	€25,805	M	€25,274	M
	Number of suppliers awarded	10,552		9,973
	% Purchases awarded locally	81%		83%
Digitization	Digitally signed contracts	1,522		1,565
	Digitally signed letters of award	4,674		4,236
	Electronic orders sent to our suppliers	n.a.		999,406
Ethics and Compliance	Risk suppliers identified in our analysis (only environmental aspects)	3,203		3,147
	Risk suppliers identified in our analysis (only social aspects)	2,024		2,207
	Risk suppliers in sustainability matters identified in our global analysis	1,891		1,969
	Risk suppliers evaluated on sustainability aspects by EcoVadis	910		1,131
	% suppliers evaluated by service Dow Jones Risk & Compliance	100%		100%
	Suppliers blocked for reasons of non-compliance with ethical aspects (Dow Jones Risk & Compliance)	17		7
	Suppliers blocked for reasons of non-compliance with sustainability aspects (EcoVadis)	2		8
	Suppliers blocked for reasons of non-compliance with ethical or sustainability aspects	19		15
	Audits on risk suppliers	18,951	(*)	18,359
	Risk suppliers with corrective action plans	811		687
(*) The figure for 2018 has been recalculated this year, not considering supplier evaluations.

.

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2.9.4. Milestones 2019 and Challenges 2020
MILESTONES 2019
Last year we achieved 100% fulfilment of each of the following targets:

•	Increase in scope of the EcoVadis evaluation process, including 1,131 high-risk suppliers (including the various subsidiaries associated with Group-wide evaluations).

•	We reduced CO2 emissions in our supply chain by 24,6 % per euro purchased compared to 2016.

•	Within JAC initiative, 104 ICT sector companies audited as well as internal auditors trained at 4 of our suppliers.

•
Different (internal and external) engagement initiatives for suppliers under the Allies programme to involve and raise awareness among those responsible for contracting suppliers (one example of this is the training given internally in Spain to managers in Global Business Units).

CHALLENGES 2020

•	Improve automation of the selection process for high-risk suppliers to complete their evaluation in EcoVadis, incorporating it during supplier´s registration and/or renewal on the supplier portal.

•	Promote audits on level -2, -3, etc. suppliers in the ICT sector supply chain through cooperation with direct suppliers under the JAC sectoral initiative.

•
Improve monitoring and control of effective due diligence processes performed by our high-risk suppliers to ensure the traceability of minerals from zones of conflict and/or with high human rights violations risks.

•	Continue to work with our key suppliers to promote climate change initiatives and reduce CO2 emissions in our supply chain by 30% per euro purchased by 2025 in comparison with 2016.

•	Work with our high-risk suppliers to define targets for key indicators of health, safety and well-being (challenge postponed to 2020 for it to be adjusted in view of new Company Strategy).

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2.10. Human Rights GRI 406-1, 407-1
Communications technology is often the very basis for the actual enjoyment of human rights, be it by enabling access to information and the exchange of ideas, which, in turn, promotes knowledge, creates opportunities and fosters development, both at individual and country levels. Like any other business sector, however, the telecommunications industry is not immune to potential abuses of human rights across its value chain.

As a result, we recognise that we have a responsibility to respect and promote human rights, as articulated in the UN Guiding Principles on Business and Human Rights. This responsibility is embodied in our Business Principles in general and our Global Human Rights Policy.. Various internal policies and procedures derive from these commitments with a view to ensuring that human rights are respected across our entire value chain.

Human Rights in the Value Chain

Human Rights Issues	Abolition of child/ forced labor; Working conditions; Non-discrimination; Privacy; Environmental protection; Freedom of association; Access to information; Freedom of Expression
Value Chain	Suppliers ◀◀ Upstream ◀◀ Telefónica ▶▶ Downstream ▶▶ Customers
Internal Policies	Sustainable Supply Chain Policy; Health and Safety Policy; Diversity Policy; Security Policy; Global Rule on Data Requests by Competent Authorities; Environmental Policy; Anti-Corruption Policy; Privacy Policy; Child Protection Commitment; Non-discrimination Policy; IA Principles; Responsible Communication Policy

Human Rights Policy

Business Principles

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2.10.1. Governance of human rights at Telefónica
Our human rights activities are defined and implemented via the Responsible Business Plan, which defines the company's overall sustainability strategy and objectives and is directly approved by the Board of Directors. Our human rights policy and due diligence process form an integral part of the Responsible Business Plan (see chapter 2.2. Governance of Sustainability).
This governance model (with the Board of Directors at the top and the Responsible Business Office involving all relevant departments) seeks to ensure that our commitment to respect human rights is incorporated into routine business actions across all business functions and levels.

2.10.2. Human rights management at Telefónica: Our Human Rights Due Diligence Process GRI 103, 412-1, 412-2, 412-3
In line with our Global Human Rights Policy, we have a human rights due diligence process in place to identify, prevent, mitigate and remedy (potential and actual) human rights impacts. An integral part of our human rights due diligence process involves human rights impact assessments; these are conducted every four years at global level with the help of external human rights expert organisations and in close consultation with our stakeholders (see our human rights micro-site for more information on our latest impact assessment). The objective of these global impact assessments is to find out how our activities/business relationships and products/services impact on all existing human rights and, on this basis, identify the human rights issues that are most salient to our business activity. Additional, specific assessments are carried out on any significant issue for which the impact assessment identifies special concern (see section on specific human rights impact assessments below). In addition, local human rights impact assessments are conducted in the markets in which we operate to integrate the local context into the overall assessment. Together these insights from our impact assessments provide the basis for adapting our internal policies/processes with a view to preventing, mitigating and/or remedying potential human rights impacts.
Our human rights due diligence process can be broken down into the following five steps:

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Our due diligence step-by-step

Step	Roadmap	Activities
1. Policy	Approved in 2013 Updated in 2019
•
Approved at the highest level by the Board of Directors
•
Defines a governance model and clear responsibilities
•
In accordance with international human rights standards and regulations
•
Covers the entire value chain
•
Publicly available in several languages
•
Communicated internally and externally
•
Implementation reviewed by Internal Audit

2. Impact Assessments
2013: 1st Global and Local Assessments in 17 countries

2018: 2nd Global and Local Assessments in five countries (Argentina, Brazil, Colombia, Ecuador, Germany)

From 2019 onwards: Local evaluations in the remaining countries (Chile, Spain, Mexico, Peru, United Kingdom, Uruguay and Venezuela)

•
Performed regularly (every 4 years), both globally and locally
•
Covers own business/commercial relationships and products/services
•
Complemented by additional/specific assessments for the most important topics (see section on specific human rights impact assessments below)
•
Performed with external human rights experts (BSR in 2013 and BHR in 2018)
•
In close cooperation with global/local stakeholders

3. Integration in Processes	From 2013 onwards
•
Impact assessments presented to the Responsible Business Office; Responsible Business Plan
•
Results of impact assessments integrated into internal policies and processes. A few examples:
–
Mandatory human rights training for all employees
–
Human rights as a 'basic risk' on the company's risk map
–
Inclusion of human rights clauses in contracts with third parties (suppliers, partners, etc.) and in investment agreements, joint ventures, acquisitions and mergers
–
On-site supplier human rights audits (labour issues, child/forced labour, health and safety, privacy and security)
–
Escalation process in the event of a human rights crisis (e.g. regarding privacy/freedom of expression issues).
–
Implementation of 'Human Rights by Design' (see section below)
–
Adoption of new, human rights-related policies
*
Principles of Artificial Intelligence
*
Responsible Communication Policy
*
Movistar+ Editorial Code
–
Update of policies/regulations to integrate/highlight human rights issues
*
Privacy Policy
*
Supply Chain Sustainability Policy
*
Global Rule on Data Requests by Competent Authorities
*
Crisis Management Manual

4. Evaluation and Reporting	From 2013 onwards
•
Yearly presentation of Responsible Business Plan (including human rights) to Board
•
Continuous monitoring of human rights issues through inclusion of human rights in the company's risk map
•
Regular evaluation of salient human rights issues through impact assessments at global and local level
•
Transparent reporting on human rights via annual Integrated Report and Transparency Report
•
Provision of current information via microsite on human rights at company website
•
Institutionalized dialogue with stakeholder through Responsible Business Panel
•
Participation in multistakeholder initiatives like UNGC, GNI etc.

5. Grievance and Remedy Mechanism	From 2013 onwards
•
Responsible Business Channel, allowing stakeholders to confidentially and anonymously consult and make complaints (in various languages) about any aspect related to the Business Principles (explicitly also human rights)
•
A publicly available Group Regulation on the Channel provides for a standardized processing, stipulating that complaints should be answered and, whenever possible, solutions/remedies provided in a maximum of 6 months
•
Insights from Responsible Business Channel inform adaption of human rights policies, processes etc.

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2.10.3. Specific Impact Assessments GRI 103, 416-1, 416-2
As mentioned above, specific assessments/deep dives are performed on the most relevant issues identified in our impact assessments. In 2019, these included:
Artificial Intelligence and Human Rights
In October 2018, our Executive Committee adopted our Artificial Intelligence Principles. By way of these principles, we commit ourselves to design, develop and use Artificial Intelligence 1) in a fair and non-discriminatory way, 2) in a transparent and explainable manner, 3) following a human-centric approach, 4) ensuring privacy and security by design and 5) with partners and third parties that commit themselves to these or similar ethical standards (see chapter on digital trust for more information on AI Principles).
During 2019, we have been working on implementing these principles across our operations, focusing on three interrelated pillars:

•
Training: We designed an online training course on Ethics and Artificial Intelligence for our employees, explaining a) how Artificial Intelligence, if used carelessly, can have negative impact on society and the environment and b) what steps can be taken in practice to address potential human rights risks associated with the use of Artificial Intelligence.

•
By design: Product managers who purchase, develop and/or use Artificial Intelligence are to carry out a simple self-assessment of the product/service they are developing already at the design-phase through an online questionnaire. This self-assessment explicitly covers potential human rights risks associated with the use of Artificial Intelligence.

•
Governance: This self-assessment will be integrated into a 3-tiered-governance model: If a product manager (level 1) has doubts about a potential adverse impact of a given product/service after completing the self-assessment, she will be automatically directed to so-called IA Champions (level 2), a group of predetermined experts within the company, that together with the product manager try to solve the issue at hand. In case this issue turns out be a potential risk to the company´s reputation, the matter is elevated to the Responsible Business Office which brings together all relevant department directors at global level (level 3).

With this three-tiered approach, we seek to ensure that human rights are respected whenever AI is used in and by Telefónica.

Network Deployment and Human Rights
During 2019, we have developed Guidelines for Responsible Network Deployment. These guidelines were developed in close cooperation with our local teams in the markets and provide a set of specific recommendations to be followed in the different phases of network deployment.
Lines of work to respect human rights in the different phases of network deployment include:
Justification of the deployment:
Human rights and society:

•	Assessment of the project from the viewpoint of development and reduction of the digital divide in rural areas.

•	In network extension projects: Analysis of possible inequality in the quality of service in urban and rural areas.

•	Analysis and prioritisation of repetitive complaints of customers or other groups to detect major network expansion requirements.
Planning of network
Human rights and society:

•	Need for social/environmental assessments in site selection to eliminate social risks.

•	Application of the protocol for relations with local communities/indigenous peoples.
Human rights and the environment:

•	Application for the environmental licence and the associated processes for environmental risk management.

•	Detailed environmental studies to avoid the risk of no safeguards for the land in the layout of the deployment route.
Deployment of network and field operation
Human rights in the workplace:

•	Application of manuals relating to work at height/at sea and proximity to electrical installations to ensure employees' health and safety.

•	Guarantee of optimal working conditions and resources, considering employees' demands and collective bargaining.
Human rights and the supply chain:

•	Ensure that suppliers comply with the Minimum Criteria for Responsible Business established in the Telefónica Group's Supply Chain Sustainability Policy.

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Human rights and the environment:

•	Management of possible negative impacts on the environment related to energy consumption, water consumption, biodiversity, noise, visual impact and electromagnetic fields.
Network operations and maintenance
Human rights in the workplace:

•	Application of manuals relating to work at height/at sea and proximity to electrical installations to ensure employees' health and safety.
Human rights and the supply chain:

•	Ensure that suppliers meet the Minimum Criteria for Responsible Business established in the Telefónica Group's Supply Chain Sustainability Policy.
Human rights and society:

•	Measurements and regular inspections to comply with exposure limits to electromagnetic fields established by international bodies.
Human rights and the environment:

•	Mitigation and reduction of environmental impacts in the management of legacy infrastructures.

•	Management of possible negative impacts on the environment related to energy consumption, water consumption, biodiversity, noise, visual impact and electromagnetic fields.
Withdrawal of network
Human rights and the environment:

•	Management of possible negative impacts on the environment related to the generation of waste and the abandonment of networks.
Cross-functional themes

•	Provision of complaint channels in all phases of the process.

•	Training in human rights for professionals in all phases of the process.

•	Ongoing dialogue with local communities.
Awareness-raising and capacity-building measures are planned for 2020 so that all markets integrate these Guidelines whenever network is deployed. This way we seek to minimise negative and maximise positive human rights impacts associated with our network deployment activities.
Minors and Human Rights
During 2019 we had a special emphasis on Children's Rights. Based on the Children´s Rights and Business Principles developed by UNICEF (in collaboration with the Global Compact and Save the Children) we have used the MO-CRIA (UNICEF Mobile Operator Child Rights Self-Impact Assessment Tool) to assess the impact of our business on aspects such as access to inappropriate information; protection of privacy, personal information and reputation; involvement of products and services; inappropriate marketing and advertising or conditions of employment that may violate the rights of young workers.
Based on the conclusions of the self-assessment, we have been able to confirm a good performance in each of the aspects under assessment. Having said that, a work plan has been established with UNICEF in which specific measures are developed to strengthen our management of children's rights. Among others, these measures are related to specific training on children's rights, the strengthening of age verification procedures across the value chain and the terms and conditions adapted to children and teenager in the case of products and services specifically targeted for them, etc.
We also published a study (together with the University of Alcalá) on current trends in the use of technology by minors and what telecommunications companies like Telefónica can do to minimise the risks and maximise the opportunities in this regard. This study will be published in early 2020 to launch a wider debate on the subject.
Spotlight: Human Rights by Design
We assess potential human rights impacts of new products and services through a 'human rights by design' approach, i.e. at the outset of designing and/or marketing products and services. To be more precise, product managers have to perform a self-assessment of new products and services using an online tool in the design phase in order to identify and address potential human rights impacts evident in the design phase itself. The human rights addressed in this questionnaire are, for example, privacy, freedom of expression, non-discrimination, artificial intelligence and impact on vulnerable groups such as children, etc. If human rights risks are identified after completion of the self-assessment, the product/service in question is subjected to further analysis with the help of human rights experts in the company so as to address possible adverse human rights impacts in the further development of the product/service.
* This 'human rights by design approach' forms part of Telefónica's broader 'responsibility by design approach', which is elaborated in the Customer Promise section.

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Spotlight: Privacy, Freedom of Expression and Information
Freedom of expression and information is a key human rights issue for any telecommunications companies. Like our peers, we receive requests from competent authorities (i.e. judges and courts, law enforcement agencies and other governmental administrations or bodies empowered by local legislation) in relation to:

–	the interception of communications;

–	the provision of metadata associated with communications;

–	blocking of websites, and/or restriction of certain contents; and

–	geographical or temporary suspensions of service.
We have a 'Rule on Requests made by Competent Authorities' (hereinafter, 'Global Rule') in place, which sets out a uniform procedure for all companies within the Group on how to assess and respond to these requests. This 'Global Rule' ensures compliance with legal obligations vis-à-vis the competent authorities in the respective countries, while at the same time protecting the fundamental rights of the people affected. Requests are rejected if they do not come from competent authorities empowered by local legislation (e.g. requests from private third parties) or do not comply with legal processes established in the country in question. Requests that due to their exceptional nature so require are elevated within the company and handled accordingly (for more information on the 'Global Rule', see its summary on the Telefónica website in the Privacy Centre/Privacy section).
As part of our commitment to privacy and freedom of expression, we publish information on these requests in our annual Transparency Report published on Telefónica's website in the Responsible Business section. In this report, we disclose information on each country in which we operate:

–	The local legislative framework that gives legal power to competent authorities to make such requests,

–	The names of the competent authorities that have the legal power to make such requests,

–	The total number of requests received and rejected during the reporting year and

–	The total number of accesses affected by the requests.
We have been recognised twice during 2019 for our activities regarding freedom of expression and privacy:

Global Network Initiative (GNI):
Testament to our commitment to the fundamental rights of freedom of expression and privacy is our membership in the GNI, whose Principles on Freedom of Expression and Privacy have greatly influenced the development of our human rights approach in general and freedom of expression and privacy practices in particular. In 2019, we have successfully completed our first ever GNI Independent Company Assessment Process. The multi-stakeholder GNI Board of Directors determined that Telefónica is making good faith efforts to implement the GNI Principles on freedom of expression and privacy with improvement over time. The positive evaluation of the GNI was based on a report from an independent external assurer (Deloitte) which assessed Telefónica´s policies, processes, and governance model to safeguard the freedom of expression and privacy of its customers.
Digital Rights Ranking:
We ranked first among all telecommunications companies in the 2019 edition of the Digital Rights Ranking, which assesses companies' commitments, policies and practices regarding customers' freedom of expression and privacy, including governance and supervisory mechanisms. In addition, we have volunteered to participate in the Digital Rights Ranking pilot to test its revised methodology integrating indicators on targeted advertising and algorithmic decision-making systems in view of the next Ranking in 2021.

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Spotlight: Relationship with Communities. Electromagnetic fields
In the update of the human rights impact assessment, the impact on the right of affected communities to be informed and participate in network deployment, particularly regarding access to information on electromagnetic fields, was analysed as an issue for consideration.
There are comprehensive international guidelines governing exposure to radio waves, including the frequencies proposed for 5G. The limits have been established by independent scientific organisations, such as the International Commission on Non-Ionising Radiation Protection (ICNIRP), and include substantial margins of safety to protect all persons from all known hazards. These guidelines have been widely adopted in standards around the world and are endorsed by the World Health Organisation (WHO).
These are the limits we comply with in all the countries where we operate. There are also internal indicators for monitoring such compliance in all operations. During 2019, all the measurements we took at our base stations were performed under the standards recognised by the leading world organisations for standardisation and normalisation, including the IUT (International Union of Telecommunication) and the ICNIRP (International Commission on Non-Ionising Radiation Protection), among others. In the majority of countries in which we operate, these measures are audited and available to the public.
Furthermore, all terminals and equipment that provide our service comply with the international standards established in the SAR parameter (Specific Absorption Rate). The said parameter is established by the regulatory bodies and different health agencies duly authorised for this purpose.
Dialogue with our stakeholders
We have a Manual of Good Practices that acts as a guide for our teams and lists all the initiatives taken within the group in the different countries in which we operate. All these practices have a common interest in establishing a proper relationship with those communities we intend to serve, most of the time through our institutional partners. We have grouped together our success stories in the following sections: We dialogue with communities; we collaborate with institutions; we cooperate with research; we commit to stakeholders and we raise our employees' awareness. It is a document that can be consulted on Telefónica's website in the Responsible Business section.
In this context, we have procedures in place for dialogue with communities, allowing us to measure effectiveness in resolving disputes.

The 5G standard
The electromagnetic frequencies used for 5G are part of the radio frequency spectrum that has been researched extensively in terms of health impacts over decades. Over 50 years of scientific research has been conducted on the possible health effects of radio signals used for mobile phones, base stations and other wireless services, including planned frequencies for 5G exposures.
The data from these research findings has been analysed by many expert review groups. They all conclude that there is no evidence linking exposure below the guidelines set by the International Commission on Non-Ionising Radiation Protection (ICNIRP) to known health risks for adults or children.
The same limits that protect people also protect the environment. The corresponding German government agency says there is no reliable scientific evidence of a risk to animals and plants exposed to radio signals at levels below the limits set by international guidelines.
We make it our job to know all the scientific results in all the fields and in all the population groups, especially in children, pregnant women and more susceptible groups. One of our challenges is to embark on fifth-generation technology and ensure that it is as safe as other generations.
Commitment to research
Scientific research in this field is a priority issue on the research agenda of the World Health Organisation. Similarly, the research programme of the European Union includes different projects in this area with the aim of addressing the possible health effects of the electromagnetic fields. At Telefónica we follow these projects closely.
We help society understand
5G will bring changes in how we live and do business. In order to help society not to feel at risk and better understand how the new 5G mobile networks work, we have generated materials that show how 5G networks are designed to minimise power and use a new, advanced, highly efficient radio architecture resulting in optimised levels of exposure to electromagnetic fields. These materials can be consulted on Telefónica's website in the Responsible Business section.
It also shows how smart antennas (massive MIMO) work by enabling power to be aimed only in the required direction, minimising power and leading to lower exposure levels than current technologies (2G, 3G and 4G).
We believe that reporting is fundamental for society to break down the myths related to electromagnetic fields and understand how telecommunications work. Therefore, we provide links of interest, information from experts in the field and FAQs that we update regularly.

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We make our employees aware
All the employees at Telefónica have access, through the on-line SSFF training tool, to the “Mobile Telecommunications and Society” course in Spanish, Portuguese and German. The course includes four modules in which the technical basics of mobile phone technology are explained, how the exposure limits are established and how we comply with the different regulations. It also explains the state of the art in science on electromagnetic fields. This course is part of the welcome package in most operating businesses.
2.10.4. Milestones 2019 and challenges 2020 GRI 412-3
MILESTONES 2019:
In 2019 we achieved 100% compliance with each of the following goals:

•	publication of a new global human rights policy;

•	specific assessment of potential and actual human rights impacts during network deployment;

•	specific assessment of potential and actual impacts on the rights of children and teenagers;

•	start of the implementation of the human rights by design approach for new products and services;
We have also reached the following milestones:

•	first position in the Digital Rights Ranking;

•	external GNI assessment on privacy and freedom of expression.
CHALLENGES 2020:

•	continuation of impact assessments in the remaining countries;

•	specific human rights training for employees whose work may have an impact on human rights;

•	continuing implementation of the human rights by design approach for new products and services;

•	preparation of Telefónica's human rights progress report (challenge postponed to 2020 in order to incorporate 2019 milestones).

Key Human Rights Indicators*	2018	2019
No. of employees trained on human rights through the Responsible Business Principles course since its launch	101,431	107,017
% of TEF companies subject to a human rights impact assessment since 2013	100	100
No of on-site human rights supplier audits (labour issues, child/forced labour, health and safety, privacy and security)	9,989	11,601
Nº of queries/complaints received regarding human rights through the Responsible Business Channel	0	0
*With respect to the number of significant investment agreements signed with human rights clauses: there were no significant investment agreements signed by Telefónica S.A. at the corporate level during the reporting period. Significant investment agreements are understood to be those that have moved the firm into a position of control of another entity and have initiated a capital investment project that is material for the financial accounts.
**Well-founded complaints filed in the internal whistle-blower channel regarding human rights issues such as rivalry, mobbing and discrimination are covered in the chapter on Ethics and Compliance (complaint and remedy mechanisms: consultation and complaint channels).

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2.11. Our Contribution to communities: impacts and SDGs GRI 103, 203-1
Over the last few years, the world has been immersed in a model of growth and consumption of resources that is constantly increasing. In many cases, this has led to the overexploitation of a large part of the resources around us. Fortunately, however, it has been accompanied by an awakening of a commitment to social and environmental responsibility by every player in society, positioning sustainability as the spearhead of many of the initiatives, decisions and actions taken in all spheres. The trend has also permeated the business world, even permeating business development and employees’ daily lives.

As a key player in the ICT sector, Telefónica takes the baton from the United Nations and assumes responsibility for its impact on the environment. It uses the Sustainable Development Goals (SDGs) as a tool for monitoring, evaluating and reporting its impacts.
To this end, we have performed a detailed study to identify the objectives and goals to which we can best contribute based on our technical and commercial capabilities and the geographical regions in which we are present. As a result of this work, we have defined the framework for action on which we need to focus our efforts:
We define Objective 9 (Industry, Innovation and Infrastructure) as the main objective in which we can generate value owing to our origin as a global telecommunications operator. We are also firmly committed to innovation, to boosting entrepreneurship through our open innovation model (Open Future and Wayra) and to promoting the digitalisation of our systems and internal processes.

As a result of our business, we have realised we have a direct impact on other Goals. In particular, SDGs related to economic growth and equal opportunity (SDGs 8 and 5), environmental protection (SDGs 7, 12 and 13), quality education (SDG 4) and the development of sustainable societies (SDG 11).

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Our commitments to the Sustainable Development Goals are as follows:
SDG 9 - Boost global, accessible connectivity

•	Connect millions of people in remote areas of Latin America without Internet access through the "Internet for All" project.

•	Improve mobile Internet coverage (LTE) and boost the deployment of new 5G networks.

	SDG 9
UN Global	Indicator	2019
9.1
	Investment in infrastructure and applied services (total investment of the Telefónica Group in million of euros)	8,784
	Smartphone penetration Europe	76,6%
	Smartphone penetration Latin America	70,0%
9.5
	R&D investment (million of euros)	866
	Industrial Property Rights portfolio (includes patents)	477
9.c
	Number of people connected in the Internet for All project	700,000
	Mobile Coverage 4G/LTE	79.2%
	Fibre - FTTX/Cable (passed units)	127,847,025
SDG 4 - Democratise education for children worldwide

•	Transform the education of 13 million children in 2020 through the Profuturo programme.

	SDG 4
UN Global	KPI	2019
4.1
	Number of children benefiting from Profuturo programmes (millions) (*)	10.2
	No. of countries in which the Profuturo programme operates (*)	34
4.2.
	Students enrolled in Telefónica Educación Digital's MOOC	6,665,963
4.4.
	People trained in employability	1,018,109
4.C.
	Number of Profuturo programme teachers (*)	400,000
	ScolarTIC teacher training programme (persons registered)	828,174
(*) Estimated figures at the end of 2019

SDG 5 - Achieving gender equality

•	Reach a target of 30% of women in management positions by 2020.

•	Promote actions and programmes that help reduce the digital divide in gender and promote STEM careers among young women.

	SDG 5
UN Global	KPI	2019
5.2
	Cases of discrimination detected/measures taken	(2/2) 100%
5.5
	Women on the Board of Directors	29.0%
	Women in management positions	25.6%
	Women on the workforce	38.0%
SDG 8 - Employment generation and economic growth

•	Make a positive contribution to the development of the local economies and communities in which we are present.

•	Contribute to the generation of quality employment.

	SDG 8
UN Global	KPI	2019
8.2
	Training hours (thousands of hours)	4,080
8.3
	Overall tax contribution (millions of euros)	8,705
	Purchases from local suppliers	83%
8.5.
	Direct employment generated (employees)	108,054
	Indirect employment generated (employees)	766,460
	Supplier audits	18,359
	Suppliers with improvement plans	687
SDG 11 - Encourage the use and development of smart services for communities

•	Promote the development of eco-smart services to reduce the number of emissions. 10 tCO2 avoided / 1 tCO2 emitted in 2025.

	SDG 11
UN Global	KPI	2019
11.6
	Emissions avoided thanks to Eco-smart services (tCO2)	3.2

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SDGs 7, 12 and 13 - Combat climate change and improve resource efficiency and use. Promote the use of affordable, safe, sustainable and modern energy for all and ensure sustainable consumption and production patterns

•	Reduce our CO2 emissions (Scope 1+2) by 70% in 2025 and get carbon neutrality by 2050.

•	Reduce power consumption by +85% per traffic unit by 2025.

•	Consume 100% renewable energy in 2030.

•	Reduce CO2 emissions in our supply chain by 30% per euro purchased by 2025 compared to 2016 (Scope 3).

•	Promote the recycling of waste.

	SDG 7
UN Global	KPI	2019
7.2
	Renewable electricity consumption (MWh)	4,636,654
7.3
	Emissions avoided thanks to renewable energy consumption (tCO2e)	1,009,853

	SDG 12
UN Global	KPI	2019
12.2
	Electricity consumption (MWh)	6,574,002
	Total energy consumption (MWh)	6,958,516
	Generation of waste (tonnes)	41,717
12.5
	Waste recycling (%)	98.4

	SDG 13
UN Global	KPI	2019
13.2
	Direct emissions (Scope 1) (tCO2)	237,620
	Indirect emissions (based on market method) (Scope 2) (tCO2)	725,326
	Other indirect emissions (Scope 3) (tCO2)	2,124,279

SDG 17 - Partnerships for achieving the goals

•	Collaborate with public and private bodies to promote the achievement of Agenda 2030.

•	Increase the number of broadband subscribers to ensure the benefits of the digital transformation.

	SDG 17
UN Global	KPI	2019
17.6
	Number of fixed broadband subscribers	20,719,516
17.8
	Penetration of the LTE service in the customer base	58.1%
2.11.1. Evaluation of our contribution and impact
It is undeniable that the emergence of new digital technologies has impacted not only the economy and businesses, but also the culture and way of life of society in general, which is increasingly interconnected and informed.
Access to global communications networks has empowered millions of people around the world, allowing them to communicate, giving them access to the Internet, to real-time information, bringing them closer to education and developing new solutions for them to improve the quality of their lives.
As a key player in the digital transformation, we consider that our contribution must reach beyond the value strictly generated by our business and therefore we evaluate what our contribution is and the impact we have on our environment with the following objectives:

1.	Maximise our contribution to the socio-economic development of the regions in which we are present.

2.	Minimise the negative impact our industrial activity and the products and services we develop can have on the environment and society.
For this reason, in addition to traditional financial measurement and evaluation, we make detailed studies of our impact through a comprehensive evaluation model that enables us to:

•	Monitor the evolution of the main indicators.

•	Evaluate our contribution to Agenda 2030.

•	Detect and monitor the risks and negative impacts of our business.

•	Facilitate decision-making that will help us improve our business and increase our contribution to society.

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Value Analysis Model
This analysis returns a global vision of the value Telefónica generates for society, beyond matters considered strictly financial.
The analysis follows the framework defined in the Social & Human Capital Protocol and the Natural Capital Protocol, together with the external issues identified in the Materiality Matrix. Accordingly, we identify the major topics to be studied and make an evaluation of each one using various tools, including:

•	True Value quantification model that identifies and quantifies the external issues that contribute to the four main capitals (Productive, Social, Human and Environmental).

•	Total Impact quantification model (based on input-output tables) to measure Telefónica's contribution to the Gross Domestic Product and employment in the main countries where we operate.

•	Natural Capital Protocol Model, to value the impact on biodiversity.
Project and Service Impact Analysis Model
This model performs a detailed evaluation of the main products, services or projects developed by the company's operations and commercial areas, revealing the social, economic and environmental impact they may generate. We use different tools for this purpose depending on the type of project to be analysed:

•	Impact Management Project evaluation model and human rights impact analysis for the study of socio-economic impacts in network and infrastructure deployment projects.

•	Environmental impact assessment on eco-smart solutions, in collaboration with CarbonTrust, to calculate the emissions avoided by our services. (More details available in chapter 2.3).
The results obtained from the Value Analysis and the Output Impact Analysis are in accordance with the objectives and goals of the United Nations Agenda 2030.
Some of the main results obtained from the evaluations are given below.

2.11.2 Committed to connecting everyone, leaving no one behind and fostering the development of the digital world
As a company in the telecommunications and technology sector, we know that our capabilities mean we can act as a driving force for the development of the new digital society. This is because the services and connectivity we offer are proving key for economic progress, making positive contributions to the growth of the economy and the industrial fabric, as well as to the generation of new business. That is why we are actively working on the following Agenda 2030 goals:

•	GOAL 9.c (UNSTATS indicator 9.c.1), increase access to information and communications technology and provide universal and affordable access to the Internet.

•	GOAL 17.6 (UNSTATS indicator 17.6.2), increase the number of fixed broadband Internet subscribers.

•	GOAL 17.8 (UNSTATS indicator 17.8.1), increase the use of enabling technologies, particularly information and communications technology in society.
During 2019 we have maintained our network coverage deployment efforts in both Europe and Latin America. By November 2019 our LTE networks covered over 79.2% of the population in Europe and LATAM and we had 1.6 million km of fibre deployed covering 127,847,025 locations.
Furthermore, the number of people connected in isolated or remote areas of Peru by the Internet for All project reached more than 700,000 in 3,750 communities.
In addition to the positive contribution from the deployment of communication networks, we assess the impact these infrastructures can have on human rights to guarantee the protection of the fundamental rights of people in the mainly rural or remote regions where they are being deployed. We also take measurements and ensure responsible management of the impact caused by the electromagnetic fields generated by our infrastructures.

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2.11.3 We promote economic growth and equal opportunities GRI 203-2
The impact telecommunications and broadband have on economic development has been well documented in various international studies (e.g. World Bank - Exploring the Relationship Between Broadband and Economic Growth) and they conclude that we are a strategic player for economic growth in the countries where we are present. This is due directly to our commercial and technological activity and to our position as multiplier for other industries, allowing us to advance and adapt to the new needs and demands of an increasingly globalised and interconnected market.
Furthermore, Telefónica holds promoting equal opportunities as part of its values and has made a firm commitment to it. We consider it a source of talent that contributes to economic and social growth.
For these reasons we place particular emphasis on achieving the following Agenda 2030 goals:

•	GOAL 5.5 (UNSTATS indicator 5.5.2), committing to increasing the proportion of women in management positions.

•	GOAL 8.1 (UNSTATS indicator 8.1.1), promoting and contributing to the economic growth of the countries in which we offer our services.

•	GOAL 8.3, developing policies that support productive activities, the creation of decent jobs, entrepreneurship, creativity and innovation.

•	GOAL 8.5 (UNSTATS indicator 8.5.2), promoting decent employment and work for all women and men, including young people and people with disabilities, as well as equal pay for work of equal value.

•	GOAL 8.6 (UNSTATS indicator 8.6.1), developing, mainly at Fundación Telefónica, initiatives designed to reduce the proportion of young people who are not employed or not in education or training.

Impact on the Gross Domestic Product (GDP)
Our global contribution to the Gross Domestic Product (GDP) of the countries in which we operate in 2019 (evaluated through the Total Impact Methodology) stands at 52,408 million euros, which means that, in an indirect and induced way, we have generated an additional 1.33 euros for every euro generated directly in the nine main countries in which we operate thanks to the expenses and investments made.
This value includes the direct impact derived from our economic activity and expenses and investments (indirect impact), as well as the impact induced by the increase in consumption brought about by the increase in labour income generated by the jobs created.

	Million of euros	% of total impact
Total Impact (1)	52,408	100.0%
Direct impact (2)	22,459	42.9%
Indirect impact (3)	22,708	43.3%
Induced impact (4)	7,241	13.8%

(1)	Total impact: total impacts generated by corporate activity and the expenses and investments we make in the countries where we operate;

(2)	Direct impact: impact directly generated by our operations.

(3)	Indirect impact: impact generated by the expenses and investments of our supply chain.

(4)	Induced impact: impact generated by an increase in consumption resulting from the increase in work revenue from direct and indirect jobs.
For every euro of gross operating margin obtained, we generated 3.42 euros that contributed to the GDP of the main countries in which we are present

	Millions of euros	% local GDP(*)
Germany	6,439.1	0.21%
Argentina	2,663.3	0.96%
Brazil	14,284.1	1.03%
Chile	2,381.2	1.03%
Colombia	1,751.9	0.69%
Spain	14,875.2	1.32%
Mexico	1,106.8	0.11%
Peru	2,462.6	1.35%
United Kingdom	6,443.2	0.29%
(*) Figures calculated on the basis of estimates for the close of 2019 from the corresponding local public bodies (INE, DESTASI, etc.).

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CONTRIBUTION TO THE DEVELOPMENT OF LOCAL ECONOMIES AND FINANCES
It is important to note that our economic and social contribution is quantifiable not only through corporate tax revenues, but also through other specific contributions in the various countries in which we operate. These include fees (for use of the public domain and for financing the radio and television corporation, among others), local taxes and social security payments, as well as other similar contributions in the other countries.
Besides these direct taxes, as a result of our business and on behalf of other taxpayers, we pay other amounts into the public coffers as part of the company's total tax payment. Such payments include indirect taxes, withholdings applied to workers' salaries and others.
In this context and during 2019, our total tax contribution (TTC) amounted to 8,704 million euros (2,108 million euros in input taxes and 6,596 million euros in collected taxes), which represents 45% of our distributed value (1).
Brazil and Spain, the markets in which we generate most operating profit, have been the areas in which we paid most tax.

(**) Value distributed as input and collected taxes/ total value distributed, the latter being the sum of the following items: shareholder value (profit after tax), wages and salaries net of taxes collected, net interest and input and collected taxes.

Thus, for every 100 euros turned over by the Company, 18 euros were paid in taxes (4.4 for taxes paid and 13.6 for taxes collected).
Total operating subsidies received by Telefónica in 2019 amounted to 22 million euros.

Million of euros	Contribution by country to the profit before taxes of the consolidated Group 2018 (1)	Contribution by country to the profit before taxes of the consolidated Group 2019 (1)	Total taxes paid 2019		Total taxes collected 2019	Total
Germany	181	277	284		618	902
Argentina	335	(51)	264		474	738
Brazil	2,631	1,434	579		2,531	3,110
Central America	131	179	54		37	91
Chile	154	113	9		166	175
Colombia	49	66	107		159	266
Ecuador	13	43	85		29	114
Spain	981	106	(69	)(*)	1,878	1,809
Mexico	(589)	(767)	312		91	403
Peru	(81)	(167)	144		178	322
United Kingdom	713	673	221		383	604
Uruguay	127	136	43		10	53
Venezuela	159	73	3		11	14
Others	227	223	72		32	104
TOTAL	5,031	2,338	2,108		6,597	8,705

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(*) The extraordinary refund derived from the TEAC resolution (702 million plus 13 million corresponding to taxes paid in excess in 2009 and 2010, plus 201 million of compensatory interest), as explained in note 25 to the Consolidated Annual Accounts, is included

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The breakdown of the corporate income tax contribution is as follows:

	2019		2018
Million of euros	Contribution by country to the profit before taxes of the consolidated Group (1)	Tax on profits (2)	Contribution by country to the profit before taxes of the consolidated Group (1)	Tax on profits (2)
Europe	1,056	347	1,875	290
Latam	880	380	2,798	677
Central America	179	30	131	31
Other	223	29	227	29
TOTAL	2,338	786	5,031	1,027
N.B.:
(1) Contribution to the consolidated profit before taxes, adjusted for application of the coupons corresponding to the perpetual subordinated bonds to the fiscal year. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.
The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in companies of the Group, which are eliminated in the consolidation process.
(2) For the year 2019, the refund of 132 million of the 2017 tax is excluded and for the year 2018, 155 million of the 2016 tax. Additionally, for 2019, the extraordinary refund derived from the TEAC resolution (702 million plus 13 million corresponding to taxes paid in excess in 2009 and 2010, plus 201 million of compensatory interest), as explained in note 25 to the Consolidated Anual Accounts, is excluded

Our Principles of Fiscal Strategy
Our Principles of Responsible Business include a series of guidelines for our daily activities and define how to conduct our business. Accordingly, at Telefónica we are committed to acting honestly and with respect for the law in managing our tax affairs.
Compliance with all tax obligations in all countries where we operate, contributing to their economic and social progress and reconciling our commitment to create value for our shareholders through efficient management.
Close collaboration with the tax authorities. In this regard, since 2010 and by resolution of the Board of Directors, Telefónica, S.A. has adhered to the Code of Good Tax Practices drawn up by the Large Enterprises Forum in conjunction with the Spanish tax authorities to avoid the use of opaque structures for tax purposes. Telefónica also participates in various international forums whose purpose is to promote and develop the OECD's recommendations on good practices.
Commitment to not being present in any of the jurisdictions included in the list of tax havens established by Spanish regulations. If, for business reasons, the presence of an operator in a territory deemed a tax haven is necessary, authorisation must be requested from the Board of Directors. The Telefónica Group operates in territories considered by other bodies to be of low or zero taxation exclusively for the purpose of its business and provides the necessary material and human resources for the activities. The purpose of such operations is not to transfer results to these jurisdictions in order to reduce taxes.
We ensure transparency in our financial reporting for investors and society, and work to make understanding our tax affairs an easy matter.

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Contribution to job creation and equal opportunities
Today we directly employ approximately 111,623 people and approximately 38% are women. But our impact goes beyond that generating additional jobs directly, indirectly and in an induced way as a result of our commercial and economic activity.
Our business activities mean that for each person we hire on staff, we generate an additional 9.57 jobs in the countries where we operate.
We also contribute to achieving gender equality and promote the use of technology to enhance women's empowerment. Accordingly, we guarantee the representation of at least one woman in 100% of management appointment and promotion processes.

	Impact on employment (No. people)	% of total impact
Total impact (1)	1,163,449	100%
Direct impact (2)	108,054	9.3%
Indirect impact (3)	766,460	65.9%
Induced impact (4)	288,935	24.8%

(1)	Total impact: total impacts generated by corporate activity and the expenses and investments we make in the countries where we operate;

(2)	Direct impact: employees hired directly;

(3)	Indirect impact: jobs generated in companies and sectors that receive our expenses and investments and by their respective suppliers;

(4)	Induced impact: jobs created in all economic sectors thanks to the economic activity generated in an induced way in the market as a whole.

	Impact on employment (No. people)	% total local employment
Germany	50,015	0.1%
Argentina	65,778	0.4%
Brazil	522,902	0.6%
Chile	51,740	0.6%
Colombia	92,287	0.4%
Spain	140,242	0.7%
Mexico	37,385	0.1%
Peru	145,062	0.9%
United Kingdom	58,835	0.02%
We also have a common purchasing management model for the entire company; it is based on transparency, equal opportunities, objective decision-making and sustainable management of our supply chain. In addition, we promote job creation through the development of local companies.

In 2019, 83% of the volume of purchases made was awarded to local suppliers
Besides job creation through our business and mainly at Fundación Telefónica, we have fostered the development of employability programmes, focused primarily on training in digital skills and competences to help with access to the new jobs of the future, especially for young people.
These programmes include 'Escuela42', 'Conecta Empleo' and 'Lanzaderas de Empleo' and are helping to train and develop people from regions that often suffer from structural problems of unemployment and the de-localisation of talent.
2.11.4 Protecting the environment and promoting the development of more sustainable societies
Digital connectivity and services have proven key when addressing environmental challenges such as water scarcity, air pollution and climate change. For this reason, we work on reducing our environmental impact while helping our customers reduce theirs through the products and services we market.
Among the main goals defined in the SDGs on the contribution and impact on the SDGs, Telefónica permanently assesses the following:

•	GOALS 7.2 and 7.b, encourage the development of projects that increase energy efficiency and improve the technology needed to provide modern, sustainable energy services.

•	GOAL 11.6, reduce the environmental impact of cities through eco-smart solutions.

•	GOAL 12.2 (UNSTATS indicator 12.2.1), achieve sustainable management and efficient use of natural resources.

•	GOAL 12.5 (UNSTATS indicator 12.5.1), significantly reduce waste generation through prevention, reduction, recycling and reuse.

•	GOAL 13.2, incorporate measures on climate change into corporate policies and strategies.

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Our carbon footprint
We reduce the impact on climate change through the de-carbonisation of our business, working to disconnect the growth of traffic through our networks from greenhouse gas emissions. The aim is to align our efforts with the level of de-carbonisation required to limit global warming to below 1.5°C. To do this we will reduce our emissions by 70% by 2030 and become carbon neutral by 2050.
Our carbon footprint comes primarily from electricity consumption, so we are committed to making our electricity consumption 100% renewable by 2030.
81.6% of our current electricity consumption comes from renewable global sources, 100% in Europe and Brazil. Coupled with an ambitious energy efficiency programme, this has led to a 49.6% reduction in our carbon emissions in absolute terms since 2015.
In addition, emissions from our value chain, Scope 3, have been reduced by 18.5% since 2016.
Digitalisation to reduce emissions from Eco-smart services
Our greatest contribution to reducing and adapting to climate change will undoubtedly come from increased digitalisation, supported by a renewable network and solutions that meet environmental challenges.
Our services give us the ability to reduce carbon emissions from other sectors and encourage the de-carbonisation of the economy. In 2019 we avoided 3.2 million tCO2 thanks to services such as connectivity, the Internet of Things (IoT) and the Cloud, aimed at promoting a more efficient use of resources, improving our customers' energy efficiency and avoiding greenhouse gas emissions.
Positive net impact
When considering our net impact on climate change, we take into account the emissions the company generates and the emissions we avoid through the services we provide. The difference between the 963 thousand tCO2 emitted and the 3.2 million tCO2 avoided gives an idea of our company’s positive net impact. The result is a total of 2.2 million tCO2 and a ratio of 3.3, i.e. for every tonne emitted our services avoid 3.3. tonnes.
In line with the energy and climate change strategy, Telefónica will contribute to a de-carbonised economy. Year by year we will avoid more emissions than we generate, achieving a ratio of 10 to 1 in 2025. In other words, for every tonne of emissions, we will be able to avoid 10 tonnes of emissions into the atmosphere.

2.11.5 Our contribution to the education of the future
Education is a key tool for ensuring inclusion and fostering growth and progress. The speed of change generated by technology is affecting all parts of society, but it also offers us new opportunities if we are able to adapt and prepare for this new context. Accordingly, education as a tool is widely available and key to reducing the digital divide. Digital education must cover every stage of learning and be incorporated into daily life because in this new society it is vital to never stop learning.
Through a variety of programmes, 'Fundación Telefónica' and 'Telefónica Educación Digital' are promoting educational innovation and working to bring quality digital education to every corner of the world.
That is why we are working on promoting the following goals, among others:

•	GOAL 4.1 (UNSTATS indicator 4.1.1), implement education programmes so that all children can complete primary and secondary education;

•	GOAL 4.4 (UNSTATS indicator 4.4.1), provide access to training courses in skills needed to access employment and entrepreneurship;

•	GOAL 4.c (UNSTATS indicator 4.c.1), increase the supply of qualified teachers through targeted training programmes.
Specifically, the Profuturo programme, developed in conjunction with the La Caixa Foundation and launched in 2016, has aimed to reduce the educational divide in the world by providing quality digital education to children in vulnerable environments in Latin America, sub-Saharan Africa and Asia. It is currently present in 34 countries and has already benefited almost 10.2 million people.
The promotion of training through the online courses available on the MiriadaX platform has also made it possible for more than 6,665,963 students enrolled in MOOCs to improve their skills. Furthermore, the ScolarTIC programme has given training to approximately 828,174 teachers since 2016.

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2.12. Appendix
2.12.1. Telefónica's stakeholders GRI 102-40, 102-42
Telefónica makes accessible and secure networks and services available to people and organisations so that they can express themselves, share, work collaboratively and enjoy... Based on the relationship model that brings us together, we distinguish seven key stakeholders:

1.	Customers: Customers of all our brands, both residential and corporate, as well as all the agencies that represent our customers.

2.	Employees: own employees, active and former employees, associations and unions representing workers' interests.

3.	Strategic partners and suppliers: Key companies for the development and provision of our services, as well as supplier companies and bodies and associations representing supply chain interests.

4.	Shareholders and analysts: Companies that invest in Telefónica and/or analyse its sustainable profitability.

5.	Government entities and regulators: local, national and international organisations.

6.	Opinion leaders, media and communication services: influencers, press, communication, brand and advertising agencies.

7.
Society (includes communities, NGOs, sustainability organisations, business and advisory associations): Communities involved at local, national and regional level, as well as special groups, non-governmental organisations, companies, think-tanks, business schools and universities.

2.12.2. Types of engagement and relations with our stakeholders GRI 102-43, 102-44

TYPE	DESCRIPTION	TARGET	SAMPLE
Report / Publicise
Mainly one-way communication from the Company to its stakeholders regarding practices or new developments by which they may be affected.
Sharing information can influence the parties involved, creating trust and demonstrating transparency and a willingness to engage.
		Keeping them promptly and regularly informed: newsletters, letters, bulletins, reports, presentations, speeches, videos, reports, interviews and open days...	Transparency
Consultation
Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions.
The main information flow is one way, but has often led to more detailed conversations.
		Measure and evaluate: surveys, focus groups, assessments, public hearings, workshops, discussion forums and hot-lines.	Transparency and listening: it evaluates stakeholders’ comments and points of view.
Participation/Dialogue	A two-way and/or multi-party conversation in which stakeholders play a more important role in decision-making. The conclusions are implemented and/or referred up through the Company's hierarchy.	In-depth debate: Consultancy Board, established work groups, interviews, research and analysis.	Transparency Listening Collaboration Debate on a common goal.
Collaborate	Collaboration between two or more parties in an area of mutual interest. The Company and its stakeholders establish synergies and reduce risks by combining resources and areas of expertise.	Active collaboration: Establishment of joint committees, joint ventures with stakeholders, alliances, collective bargaining.	Transparency Listening Commitment Positive relations based on a common goal.
Empower/Engage	Stakeholders have a formal channel to influence the Group’s corporate governance and decision-making processes.	Sharing responsibilities: stakeholder representation on the Board of Directors, specific channel for reporting breaches of policy and existence of guarantees.	Effective Engagement: sharing purpose and responsibilities.

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2.12.3 Materiality matrices - Vision by stakeholder

Materiality Matrix

Shareholders and Financial Analysts

Customer relationship
- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management
- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers
- Not rated

Business Ethics and Corporate Governance
- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society
- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment
- Climate change
- Circular economy

Impact on Society
- Contribution to the local economy
- Social contribution
- Responsible use of technology

Digital security
Ethical behavior
Responsible use
Corporate governance
Digitalization of society
Responsible Marketing
Dialogue promotion
Customer experience
Inclusive connectivity
Talent management
Local economy
Circular economy
Climate change
Employees wellbeing
Social contribution
10.34
9.84
9.34
8.84
8.34
7.84
7.34
6.84
6.79
6.99
7.19
7.39
7.59
7.79
7.99
Mean (8.63)
- Current importance +
- Telefónica Performance +
Mean (7.41)

Materiality Matrix

Employees

Customer relationship
- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management
- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers
- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance
- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society
- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment
- Climate change
- Circular economy

Impact on Society
- Contribution to the local economy
- Social contribution
- Responsible use of technology

9.15
9.05
8.95
8.85
8.75
8.55
8.45
8.35
7.56
7.66
7.76
7.86
7.96
8.06
8.16
8.26
8.36
8.46
Customer experience
Ethical behavior
Corporate governance
Talent management
Digital security
Responsible use
Employees wellbeing
Inclusive connectivity
Responsible Marketing
Digitalization of society
Dialogue promotion
Local economy
Relations with suppliers
Supply chain
Social contribution
Circular economy
Co-creation with suppliers
Climate change
- Current Importance +
Mean (8.85)
- Telefónica Performance +
Mean (8.05)

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Materiality Matrix

Residential Customers - B2C

Customer relationship

- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management

- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers

- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance

- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society

- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment

- Climate change
- Circular economy

Impact on Society

- Contribution to the local economy
- Social contribution
- Responsible use of technology

8.13
7.93
7.73
7.53
7.33
7.13
6.93
Mean (7.55)
Current Importance
Digital security
Customer experience
Ethical behavior
Responsible Marketing
Corporate governance
Circular economy
Relations with suppliers
Local economy
Responsible use
Talent management
Employees wellbeing
Inclusive connectivity
Dialogue promotion
Social contribution
Supply chain
Climate change
Co-creation with suppliers
Digitalization of society
6.04
6.14
6.24
6.34
6.44
6.54
6.64
6.74
6.84
6.94
Telefónica Performance
Mean (6.62)

Materiality Matrix

Business Customer - B2B

Customer relationship

- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management

- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers

- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance

- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society

- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment

- Climate change
- Circular economy

Impact on Society

- Contribution to the local economy
- Social contribution
- Responsible use of technology

9.10
8.90
8.70
8.50
8.30
8.10
7.90
7.70
7.50
6.22
6.72
7.22
7.72
8.22
- Current Importance +
Mean (8.29)
- Telefónica Performace +
Mean (7.03)
Digital security
Ethical behavior
Dialogue promotion
Co-creation with suppliers
Relations with suppliers
Customer experience
Responsible Marketing
Corporate governance
Supply chain
Employees wellbeing
Circular economy
Talent management
Responsible use
Climate change
Local economy
Social contribution
Inclusive connectivity
Digitalization of society

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Materiality Matrix

Strategic Partners and Suppliers

Customer relationship
- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management
- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers
- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance
- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society
- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment
- Climate change
- Circular economy

Impact on Society
- Contribution to the local economy
- Social contribution
- Responsible use of technology

9.28
9.08
8.88
8.68
8.48
8.28
8.08
7.88
6.92
7.12
7.32
7.52
7.72
7.92
8.12
Customer experience
Ethical behavior
Corporate governance
Talent management
Digital security
Responsible use
Employees wellbeing
Inclusive connectivity
Responsible Marketing
Dialogue promotion
Local economy
Relations with suppliers
Digitalization of society
Supply chain
Social contribution
Circular economy
Co-creation with suppliers
Climate change
Mean (8.66)
- Current Importance +
- Telefónica Performance +
Mean (7.41)

Materiality Matrix

Regulatory and Government Bodies

Customer relationship
- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management
- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers
- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance
- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society
- Not rated

Climate change and environment
- Climate change
- Circular economy

Impact on Society
- Contribution to the local economy
- Social contribution
- Responsible use of technology

10.37
9.87
9.37
8.87
8.37
7.87
7.37
6.37
Mean (8.32)
- Current Importance +
Customer experience
Digital security
Responsible use
Local economy
Responsible Marketing
Social contribution
Ethical behavior
Corporate governance
Dialogue promotion
Employees wellbeing
Talent management
Climate change
Circular economy
Relations with suppliers
Co-creation with suppliers
Supply chain
4.18
4.68
5.18
5.68
6.18
6.68
7.18
7.68
8.18
- Telefónica Performance +
Mean (6.49)

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Materiality Matrix

Regulatory and Government Bodies

Customer relationship
- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management
- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers
- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance
- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society
- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment
- Climate change
- Circular economy

Impact on Society
- Contribution to the local economy
- Social contribution
- Responsible use of technology

Dialogue promotion
Local economy
Responsible use
Ethical behavior
Social contribution
Circular economy
Digital security
Corporate governance
Digitalization of society
Customer experience
Relations with suppliers
Inclusive connectivity
Talent management
Supply chain
Employees wellbeing
Responsible Marketing
Climate change
Co-creation with suppliers
10.61
10.11
9.61
9.11
8.61
8.11
7.61
7.11
6.61
5.06
5.56
6.06
6.56
7.06
7.56
8.06
- Current Importance +
Mean (8.45)
- Telefónica Performance +
Mean (7.03)

Materiality Matrix

Society

Customer relationship

- Customer Experience
- Ethical and sustainable products and services, adapted to customer demands (Responsible MKT)
- Cybersecurity, privacy and protection of personal data

Human Capital Management

- Talent management
- Employee Wellbeing

Responsible relationship with partners and suppliers

- Establish ethical and fair relationships with suppliers
- Promote Responsible Management along the supply chain
- Develop co-creation relationships with suppliers

Business Ethics and Corporate Governance

- Ethical and responsible behavior
- Corporate governance
- Foster dialogue with stakeholders

Connecting the whole society

- Reliable and inclusive connectivity
- Key agent in the digital transition of society

Climate change and environment

- Climate change
- Circular economy

Impact on Society

- Contribution to the local economy
- Social contribution
- Responsible use of technology

Responsible use
Co-creation with suppliers
Ethical behavior
Relations with suppliers
Digital security
Circular economy
Supply chain
Corporate governance
Customer experience
Talent management
Responsible Marketing
Digitalization of society
Employees wellbeing
Climate change
Local economy
Inclusive connectivity
Social contribution
Dialogue promotion
8.94
8.74
8.54
8.34
8.14
7.94
7.74
7.54
6.54
6.74
6.94
7.14
7.34
7.54
7.74
7.94
- Current Importance +
Mean (8.05)
- Telefónica Performance +
Mean (7.24)

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2.12.4 Material issues analysed GRI 103, 102-47

Customer relations	Customer experience	Offer a good customer experience (protection of customers’ interests, providing good service in keeping with customers’ expectations, etc.)
Easy-to-understand invoices
Have consultation channels in place to make customer service fast and easy
Effective and satisfactory resolution of incidents
Same information and service on every channel (they tell you the same thing by telephone, on-line, in store, etc., they give information that is correct and error-free)
Customer-friendly
	Responsible marketing	Good value proposition (service adapted to needs, good quality and good price)
Fast networks and good coverage
Inclusive and sustainable products and services: tailored to customers’ requirements, sustainable design, products with positive environmental effects, device buy-back, etc.)
Offer innovative solutions, leveraging the opportunity provided by the digital environment
Do responsible advertising and promote ethical audiovisual content (do not promote offensive or harmful behaviour: terrorism, smoking, alcohol, gambling, etc.)
	Digital security	Cyber-security and personal data protection (create a secure digital environment, put in place strategies to minimise and manage risks)
Guarantee the privacy and good use of data in a digital environment
Human capital management	Talent management	Develop employees to adapt to the new digital environment (make digital tools available to employees to improve their productivity, develop the right skills the market demands today, etc.)
Care for the acquisition, retention and development of talent
Foster diversity, equal opportunities and non-discrimination
Have fair and attractive remuneration schemes
Keep in mind the ageing population and its effect on the company (e.g. measures for over-50s)
	Employees’ well-being	Take into account the effect of artificial intelligence on people (inform all employees of its ethical principles and apply them in the development of products and services)
Offer new, more flexible ways of working for employees by facilitating family-life reconciliation (flexibility, teleworking, digital switch-off outside the office, etc.)
Promote the creation of an attractive and valuable working environment for all
Facilitate freedom of association and employee participation
Care about employees’ health and well-being
Take action to prevent and eliminate workplace harassment
Have accessible and anonymous reporting channels in place
Responsible Relationship with Partners and Suppliers	Supplier Relations	Have fair terms and conditions of payment and a time frame that complies with regulations
Terms and conditions respect human rights
	Supply chain	Promote responsible management across the supply chain within its sphere of influence
Work with suppliers that meet social and labour standards, including health and safety conditions, working hours and decent pay
Have ethical, environmental and human rights standards in place in the purchasing process (ethical, anti-corruption, environmental, etc.)
Work with suppliers who are climate-conscious and reduce their own emissions
Work with suppliers who do not use minerals from conflict zones
Promote and encourage work with social providers (special employment centres: disability, risk of exclusion, etc.)
	Co-creation with suppliers	Develop collaborative relationships and co-create innovative solutions with suppliers

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Ethics and Corporate Governance	Ethical conduct	Comply with ethical and responsible business practices, including anti-corruption and anti-bribery measures, responsible lobbying and anti-competitive practices
Comply with current legislation and the Company's internal policies and regulations
Promote respect for and promotion of fundamental human rights among all stakeholders, including freedom of expression, new digital rights and ethical use of artificial intelligence
Have initiatives to promote long-term sustainability (responsible investment, responsible allocation of capital, stable dividend policy, etc.)
	Corporate Governance	The Board of Directors is independent and transparent in its management; it has an appropriate and diverse composition and fair remuneration
Transparency and truthfulness of information, adequate and accessible to all stakeholders
Maintain a transparent and balanced relationship with the Government/Administration
	Encourage dialogue	Have the right channels for queries and complaints
Encourage dialogue and relations with stakeholders to involve them in management (actions aimed at involving the main players in our daily management, including alliances, relations with the media, institutions, entities and investors)

Connecting all of society	Inclusive connectivity	Ensure network stability and service reliability (e.g. calls do not get cut off, reliable, quality services)
The value for money of the services is adapted to the needs of society
Have an action plan in place for maintaining communications in the event of natural disasters or serious incidents
Make the necessary efforts to deploy the network to reach everyone, even in remote places
Have products and services that are affordable for everyone, even those with fewer resources
Ensure that products and services are accessible to all (e.g. people with disabilities)
	Digitalisation of society	Make responsible use of artificial intelligence, taking into account the risks involved
Train all groups in the use of new technologies
Products and services are adapted to the new digital demands of society
Climate change and the environment	Climate change	Reduce carbon emissions
Contribute to the fight against climate change
Be energy-efficient and use clean energy (renewable energy and energy efficiency)
Products and services help reduce customers' CO2 emissions, (e.g. energy-efficiency for buildings by using the Internet of Things, etc.)
Take the environmental aspect into consideration when deploying networks: recycling old infrastructures, using more efficient and lower-emission networks
Use green funding to finance projects with a defined and clear environmental strategy
	Circular economy	Process electrical and electronic equipment waste
Apply a circular economy strategy: eco-design, resource optimisation (including water and plastics) and reuse and recycling
Impact on Society	Contribution to the local economy	Apply fiscal transparency and pay taxes
Promote local partnerships for the development of the telecommunications sector in the community (with other companies, local institutions, etc.)
Promote opportunities to contribute to the economic development of the community (local employment, local suppliers, local taxes etc.)
	Social contribution	Have a responsible, fair and ethical community investment, sponsorship and membership strategy
Contribute to good social causes through, for example, cause-related marketing campaigns
Consider, investigate and report on the possible health effects of electromagnetic fields, complying with WHO standards
Invest in the development of new forms of research, development and innovation that enable the sustainable development of society
	Responsible use of technology	Promote the responsible use of technology by raising awareness of the benefits and dangers of telecommunications
Protect minors from the use of technology by establishing the necessary controls and raising awareness of the benefits and dangers of telecommunications

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2.12.5. Structure and consolidation perimeter of non-financial information GRI 102-10, 102-45, 102-48, 102-49
The origin of non-financial information
Economic and financial information
It comes from the same sources that produce the information included in the Group's Consolidated Annual Accounts Report, audited by PwC.
Innovation
This is consolidated through the corporate areas of Innovation in R&D and open innovation. The source data in these chapters comes from purchasing systems and is consolidated without proportionality criteria.
Customers
This comes from the management control systems of Telefónica S.A. and from operations in the countries. The number of the Company's total accesses does not have to coincide with the partial sum, country by country, since the Corporate Management Control area uses consistency criteria to standardise certain access counting criteria.
Employees
The figure comes from Corporate Human Resources management systems and local management areas. This Report uses the concept of person rather than employee. In cases where consolidated information is given, the number of persons is used as a factor of proportionality. The section devoted to them includes the entire economic perimeter of the Telefónica Group.
Environment and climate change
The information comes from on-line questionnaires and other IT media from the Environment and Global Operations areas and each country. Environment and energy data is consolidated by simple addition and, in the case of climate change, calculated by multiplying the activity data by the emission factor and then adding by simple addition. The sources of the emission factors are of recognised prestige (GHG Protocol, DEFRA, Ministries, etc.) and have been validated by an independent third party (AENOR).

The historical environmental and climate change data are reported without Central America, therefore having the same scope as the 2019 information. Additionally, to ensure comparability with the information reported in previous reports, a table has been included which contains the main environmental KPIs incorporating Central America for the previous years.

Suppliers
This comes from the system for awarding contracts through the purchasing areas. The information is consolidated without applying any criteria as a factor of proportionality and it is shown according to country. The chapter containing this information covers the entire economic perimeter of the

Telefónica Group. It is important to note the difference between the figures on supplies in the consolidated financial statements (in accordance with the accrual method and the Telefónica Group's accounting consolidation perimeter) and the criterion of purchases awarded used in different sections of this report, which refers to purchases approved in the period regardless of the method used for accounting and accrual as an expense.
Other information
A list of the companies comprising the Telefónica Group, their names, main corporate purpose, country, share capital, percentage of effective ownership by the Group and the company or companies through which the Group's shareholding is obtained can be found in Annex I to the 2019 Consolidated Financial Statements.
All information in this report is given in euros, unless otherwise stated. The exchange rates applied coincide with those used in the preparation of the Group's consolidated financial statements to facilitate the integral relationship between financial and non-financial variables.
2.12.6. Principles for the preparation of the non-financial information statement GRI 102-12, 102-32, 102-46, 102-54
This Non-Financial Information Statement forms part of Telefónica's Management Report 2019 and includes the progress made at the Company during the year in economic, social and environmental matters across its value chain, together with its strategic, development and market positioning so that readers can better understand the sustainability of our business model and its materiality, its capacity to generate value in terms of capital and the interaction with stakeholders.
The statement has been evaluated and approved by the Board of Directors as part of Telefónica's Management Report 2019.
Telefónica provides all its stakeholders with all its public information in order to provide reliable, material, concise and comparable information on the Company's performance, its business model, its value levers and its strategies for the coming years. All this information is accessible in different formats:
Non-financial and sustainability information: prepared in accordance with the recommendations of the IIRC (International Integrated Reporting Council) and under the general principles of the Global Reporting Initiative option of Full Conformity to GRI Standards. It responds to Law 11/2018 of 28 December, which amends the Commercial Code, the revised text of the Corporations Act approved by Royal Legislative Decree 1/2010 of 2 July and Law 22/2015 of 20 July on Accounts Auditing and non-financial information and diversity. Both compliance with the law and the GRI option have subsequently been subject to external verification by PwC.

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Consolidated Financial Statements: prepared in accordance with International Financial Reporting Standards and audited externally by PwC.
Report on Directors' Remuneration: prepared according to the model of the Spanish National Securities Market Commission.
The following is a description of how we have applied the reporting standards, together with a list of those that determine content and quality, to ensure a balanced and reasonable presentation of the organisation's performance. This entire process has taken into account Telefónica's experience and purpose and its usefulness for its stakeholders.
The review by PwC has also been made under the principles defined by the AA1000AS Standard with values that seek to "guarantee the quality of the organisation's Sustainability Report and that of the processes, systems and competencies that stand as the basis for application by the entire organisation". Both the principles dictated by the Global Reporting Initiative (GRI) and those defined by the AA1000 AP standard are the most tried and tested and widely used standards for sustainability and corporate social responsibility reports.
In this document, Telefónica provides information about its commitment to the following International Regulations:

•	United Nations Universal Declaration of Human Rights.

•	United Nations Sustainable Development Goals (UNSD).

•	Covenant on Civil and Political Rights.

•	Covenant on Economic, Social and Cultural Rights.

•	Convention on the Rights of the Child.

•	Convention on the Rights of Persons with Disabilities.

•	Conventions of the International Labour Organisation.

•	Basel Convention (hazardous waste).

•	Sabarnes Oxley Law (USA).

•	ISO standard.

•	International Guidelines (ICNIRP).

•	Montreal Protocol.

Information is also given in reference to the voluntary standards to which Telefónica has subscribed:

•	United Nations Global Compact.

•	GRI Standards.

•	OECD Guidelines for Multinational Enterprises.

•	Conthe Code.

•	Task Force on Climate-Related Financial Disclosures (TCFD).

•	UN Principle of Responsible Investment (UNPRI).

•	Global Network Initiative (GNI).

•	Due Diligence Guide for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas.

•	GHG Protocol.

•	Code of Good Advertising Practices, Self-control.

•	Science Based Target initiative.

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Principles for the preparation of the Report and defining content
Inclusion of stakeholders
The chapter on 'How we relate to our stakeholders' identifies these groups and explains how, within reason, Telefónica has responded to their expectations and interests.
Context of sustainability
Telefónica contributes to the progress of the communities in which it operates and their social and environmental sustainability throughout its value chain and at local, regional, national and international levels: from working with our suppliers to respecting consumer rights, including marketing sustainable products and services.
Materiality
This addresses issues that reflect the Company's significant economic, environmental and social effects and substantially influence our stakeholders' assessments and decisions. To this end, a materiality analysis has been performed at corporate, local and regional level from a dual perspective: relevance to our stakeholders and impact on communities.

Completeness
We indicate the material aspects and their coverage, scope and time to show their significant economic, environmental and social effects. This makes it possible for stakeholders to examine Telefónica's performance in the period under analysis.
Impact
We show the Company's impacts on society and the environment of the communities in which we operate.
2.12.7. Commitment to the United Nations Global Compact GRI 406-1
Through its Chairman, Telefónica has been a signatory to the United Nations Global Compact (UNGC) since 2002. The UNGC is a voluntary framework for companies to align their operations and strategies with the 10 principles on human rights, labour, the environment and anti-corruption
.

		Principles	Chapter of the report
Human Rights	Principle 1	Businesses should support and respect the protection of internationally proclaimed human rights.	2.10. Human Rights
	Principle 2	Businesses should make sure that they are not complicit in human rights abuses.	2.10. Human Rights
Labour standards	Principle 3	Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	2.5.3. Social dialogue as a bridge between workers and businesses
	Principle 4	Businesses should support the elimination of all forms of forced and compulsory labour.	2.10. Human Rights
	Principle 5	Businesses should support the effective abolition of child labour.	2.10. Human Rights
	Principle 6	Businesses should support the elimination of discrimination in respect of employment and occupation.	2.4.1 Talent management and transformation: an inseparable binomial
Environment	Principle 7	Businesses should support a precautionary approach to environmental challenges.	2.3. Digitalisation and the environment
	Principle 8	Businesses should undertake initiatives to promote greater environmental responsibility.	2.3. Digitalisation and the environment
	Principle 9	Businesses should encourage the development and diffusion of environmentally friendly technologies.	2.3. Digitalisation and the environment
Anti-Corruption	Principle 10	Businesses should work against corruption in all its forms, including extortion and bribery.	2.8. Ethics and Compliance

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2.12.8. Analysts and rankings

DJSI	Member of DJSI Europe, 72 points
FTSE4Good	Included, 3.9 points out of 5
Carbon Disclosure Leadership	A
CDP-Supply Chain 2017	A
MSCI Global Sustainability Index Series	ESG Rating A
Ethibel Sustainability Index	Excellence IR Global Member
Stoxx Global ESG Leaders	Member

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Bloomberg gender-equality index	Included, 57 points out of 100
Ecovadis	CSR Rating 71/100
Ecoact-Carbon Clear	Rank 2, 84%
Sustainalytics	81 points out of 100
Fortune 500	4th most admired operator in the world. 1st European

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2.12.9. Collaboration with other associations     GRI 102-13
Telefónica collaborates with associations and other organisations that have a direct impact on our sector and interest groups. In particular:
AECA, an organisation that issues generally accepted accounting principles and standards and studies on good business practices.
AENOR, a Spanish organisation that carries out standardisation and certification activities (S+C) to improve quality in companies and the well-being of society.
Alliance to better protect minors online, a self-regulatory initiative aimed at improving the online environment for children and young people.
Spanish Association of the Digital Economy (Adigital), the business organisation that promotes the digitalisation of the Spanish economy. Formed by a network of more than 500 companies from key sectors, it promotes the development of the Digital Economy through the representation and defence of our associates’ interests (Policy), the dissemination, research and creation of synergies (Labs) and the generation of trust in the digital environment (Trust).
Spanish Association for Investor Relations, its purpose is to promote investor relations for listed companies.
ASIET, an association formed by the main telecommunications operators in Latin America.
Aspen Institute Spain, an independent foundation dedicated to promoting value-based leadership and reflection on critical issues for the future of society. It provides a plural and balanced forum for the discussion of issues of general interest among people who aspire to put their ideas into practice. Its activities focus on programmes, seminars and conferences.
Broadband Forum, a non-profit industry organisation focused on improving broadband networks to make them faster and smarter.
Business Europe, a European employers' organisation created by national organisations and currently representing 40 organisations from 34 countries.
CDP, a non-profit organisation that runs the global disclosure system for investors, companies, cities, states and regions to manage their impact on the environment.
CEOE, an institution representing Spanish entrepreneurs.
European Commission (EC), the institution that embodies the executive branch of Community power.
CAF, the Latin American Development Bank, a multilateral financial institution whose mission is to support the sustainable development of shareholder countries and regional integration. It serves the public and private sectors, providing multiple financial products and services to a broad portfolio of clients, including governments of shareholder states, financial institutions and public and private companies. Its main activities include acting as a financial intermediary, mobilising resources from industrialised countries to the region, financing the development of production infrastructure, promoting development, fostering trade and investment and supporting the business sector.
Casa de América, a public consortium that aims to strengthen the links between Spain and the American continent, especially with Latin America. Its events, which are open to the public, are attended by members of governments from both sides of the Atlantic, the media, diplomats, businesses, representatives of the cultural and academic world and institutions.
Confederación Estatal de Personas Sordas (CNSE), defends the interests of hearing-impaired people and their families.
Corporate Excellence, a knowledge centre comprising the main Spanish corporations, its goal is to become a technical reference in the management of intangibles and sustainability.
DigitalES, the Spanish Association for Digitalisation, brings together the main companies in the technology and digital innovation sector in Spain. The aim of DigitalEs is to promote the digital transformation of citizens, companies and public administration, thus contributing to the economic and social growth of our country.
ERT, European Round Table for Industry, an informal forum that brings together up to 50 CEOs and presidents of major European multinational companies.
ETNO, the association of the main European telecommunications network operators.
ETSI, the European Telecommunications Standards Institute.
Food and Agriculture Organisation of the United Nations (FAO), a specialised UN agency that leads international efforts to eradicate hunger. It is also a source of knowledge and information and helps developing and transition countries to modernise and improve their agricultural, forestry and fisheries activities in order to ensure good nutrition for all.
Cotec Foundation for Innovation, a private non-profit organisation whose mission is to promote innovation as an engine of economic and social development. In fulfilling its mission, Cotec is involved in two primary activities: working as an observatory for R&D&I in Spain; and providing analysis and advice on innovation, technology and economics
Joint Audit Cooperation, a sectoral initiative by 17 telecommunications operators that have joined forces to verify, evaluate and develop the implementation of sustainability standards in factories of common suppliers.
United Nations Global Compact, an international initiative that promotes the implementation of ten universally accepted principles in the areas of human rights, labour standards, the environment and anti-corruption.

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Global Network Initiative (GNI), a non-governmental organisation for Internet censorship by authoritarian governments and the protection of Internet privacy and the rights of individuals.
Spanish green growth group, an association that aims to meet environmental challenges through public-private partnerships.
GSMA, represents the interests of mobile operators worldwide.
ICT Coalition, works for the development of products and services that address the challenge of child safety in the online world.
The Inter-American Development Bank (IDB), the first source of funding for development in the region. It aims to improve quality of life in Latin America and the Caribbean in priority sectors such as health, education and infrastructures through financial and technical support for countries working to reduce poverty and inequality. Its vision is to achieve development using sustainable and climate-friendly methods. The Bank's current priority areas include three development challenges, i.e. social inclusion and equality, productivity and innovation and economic integration, and three cross-cutting issues, i.e. gender equality and diversity, climate change and environmental sustainability and institutional capacity and the state of law.
Internet Watch Foundation, an NGO that locates and reports images of child sexual abuse globally.
ITU (International Telecommunication Union), the United Nations specialised agency for information and communication technologies (ICT).
OECD, an organisation that promotes policies to improve the economic and social well-being of people around the world.
The World Tourism Organisation (WTO), a specialised agency of the United Nations that aims to promote and develop tourism as an important instrument for peace and world understanding, economic development and international trade.
ONCE Foundation, an organisation dedicated to the social and labour inclusion of people with disabilities.
UN Women, the United Nations organisation dedicated to promoting gender equality and the empowerment of women.
United Nations Organisation, founded by 51 countries committed to maintaining international peace and security and promoting social progress, better living standards and human rights.
Ranking Digital Rights, a non-profit initiative that works with an international network of partners to promote greater respect for people's digital rights.
RE100, a global initiative to involve, support and highlight the large enterprises committed to using 100% renewable energy,

giving an example of leadership in the fight against climate change and the development of a low-carbon economy.
Real Academia de Ingeniería, an institution at the forefront of technical knowledge that promotes the excellence, quality and competence of Spanish engineering in its various disciplines and areas of action. Its activities include the "Women and Engineering" programme for which Telefónica is a collaborator.
Real Instituto Elcano, the think-tank for international and strategic studies from a Spanish, European and global perspective. Its purpose is to promote knowledge of the international reality and Spain's foreign relations in society, as well as to stand as a focus point for thought and the generation of ideas that are useful for decision-making by political leaders, leaders of private enterprise and public institutions, social players and academics.
Red Peruana contra la Pornografía Infantil (RCPI), formed to fight the sexual exploitation of children, especially on the Internet.
Science Based Target initiative, an initiative to help the business world set ambitious (1.5º) and scientifically sound emission targets. The CDP, the United Nations Global Compact, the World Resources Institute (WRI) and the World Wide Fund for Nature (WWF) are part of the initiative.
Spainsif, a non-profit association made up of all kinds of entities interested in promoting sustainable economic activity.
Telecommunications Industry Dialogue, an organisation that brings together operators to promote freedom of expression and respect for privacy in the telecommunications sector.
The World Bank, a vital resource for financial and technical assistance for developing countries around the world.
UNICEF, the UN agency that works to defend the rights of children.
Responsible Business Alliance, the largest industry coalition dedicated to corporate social responsibility in global supply chains.
Responsible Minerals Initiative (RMI), an initiative founded by companies from different sectors to address the challenges related to minerals from conflict zones in the supply chain.
Public Private Alliance for Responsible Minerals Trade, a multi-sectoral initiative to find supply chain solutions to the challenges of minerals from conflict zones in the Democratic Republic of Congo (DRC) and the Great Lakes Region (GLR) of Central Africa.
Federación de Asociaciones de Personas Sordociegas de España (FASOCIDE), which assumes the representation and defence of the rights and interests of deaf and blind people before the Administration and other public and private institutions.
UNDP (United Nations Development Programme), works to eradicate poverty and reduce inequality and exclusion.

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2.12.10 Taskforce Climate Financial Disclosure

GOVERNANCE
Disclose the organisation’s governance around climate-related risks and opportunities.
Recommended disclosures	References
a) Describe the Board’s oversight of climate-related risks and opportunities.
2.2. Sustainability Governance Model: page 65
4.1. Board of Directors: page 314-316
2.3. Digitalisation and the environment: page 66
2.3.2. Energy and Climate Change: page 69
3.2. Risk map and risk profile: pages 260-262
CDP Climate Response 2019, questions C1.1, C1.1a, C1.1b, C1.2, C1.2a

b) Describe management’s role in assessing and managing climate-related risks and opportunities.
2.2. Sustainability Governance Model: page 65
4.1. Board of Directors: page 314-316
4.6.6 Remuneration of executive directors: pages 327-330
2.3. Digitalisation and the environment: page 66
2.3.2. Energy and Climate Change: page 69
2.5. Employee Well-being: page 96
3.2. Risk map and risk profile: pages 260-262
CDP Climate Response 2019, questions C1.2, C1.2a

STRATEGY
Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning, where such information is material.
Recommended disclosures	References
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium, and long term.
2.3. Digitalisation and the environment: page 66
2.3.2. Energy and Climate Change: page 69
2.3.4 Digitalisation and Ecosmart Services: pages 79-82
3.2. Risk map and risk profile: pages 260-262
CDP Climate Response 2019, questions C2.1,C2.2b, C2.3, C2.3a, C2.4a

b) Describe the impact of climate-related risks and opportunities on the organisation’s businesses, strategy, and financial planning.
2.3.2. Energy and Climate Change: page 69
2.3.4 Digitalisation and Ecosmart Services: pages 79-82
3.2. Risk map and risk profile: pages 260-262
CDP Climate Response 2019, questions C2.2b, C2.3a, C2.4, C2.4a, C2.5, C2.6, C3.1, C3.1a, C3.1c, C3.1d

c) Describe the resilience of the organisation’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	2.3.2. Energy and Climate Change: page 69 3.2. Risk map and risk profile: pages 260-262 CDP Climate Response 2019, questions C2.6, C3.1a, C3.1d
RISK MANAGEMENT
Disclose how the organisation identifies, assesses, and manages climate-related risks.
Recommended disclosures	References
a) Describe the organisation’s processes for identifying and assessing climate-related risks.	2.3.2. Energy and Climate Change: page 69 3.1.2. Risk Management Government: pages 255-272 3.2. Risk map and risk profile: pages 260-262 CDP Climate Response 2019, questions C2.1, C2.2b, C2.2c
b) Describe the organisation’s processes for managing climate-related risks.	2.3.2. Energy and Climate Change: pages 69-73 2.5. Employee Well-being: page 96 3.2. Risk map and risk profile: pages 260-262 CDP Climate Response 2019, question C2.2d
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organisation’s overall risk management.
2.3.2. Energy and Climate Change: pages 69
2.5. Employee Well-being: page 96
3.2. Risk map and risk profile: pages 260-262
4.6.6 Remuneration of executive directors: pages 327-330
CDP Climate Response 2019, questions C2.2, C2.2c, C2.2d

METRICS AND TARGETS
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.
Recommended disclosures	References
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.
4.6.6 Remuneration of executive directors: pages 327-330
2.3.2. Energy and Climate Change: pages 69-73
2.5. Employee Well-being: page 96
3.2. Risk map and risk profile: pages 260-262
CDP Climate Response 2019, questions C4, C4.2, C11.3

b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3, greenhouse gas (GHG) emissions, and the related risks.	2.3.2. Energy and Climate Change: pages 73-74 3.2. Risk map and risk profile: pages 260-262 CDP Climate Response 2019, questions C6.1, C6.3, C6.4, C6.5
c) Describe the targets used by the organisation to manage climaterelated risks and opportunities and performance against targets.	2.3.2. Energy and Climate Change: pages 69-74 3.2. Risk map and risk profile: pages 260-262 CDP Climate Response 2019, questions C4.1, C4.1a, C4.1b

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2.12.11. Spanish Law 11/2018, December 28th and GRI Standards compliance GRI 102-55

Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Business model	Description of the business model, environment, organisation and structure	102-1	Name of the Organisation	Direct answer: Telefónica S.A.
		102-2	Activities, brands, products and services	1.5. Organisation of Telefónica / 1.6. Main figures and presence / 1.6.4. Our brands / 1.7. Growth model: inclusive connectivity and digital services
	Markets in which it operates	102-3	Location of headquarters	Direct answer: Madrid, Spain
		102-4	Location of operations	1.6. Main figures and presence / 1.6.3. Advancing towards a more sustainable world/we contribute to developing the communities in which we operate
		102-5	Ownership and legal form	1.6. Main figures and presence
		102-6	Markets served	1.6. Main figures and presence
		102-7	Scale of the organisation	1.6. Main figures and presence
	Objectives and strategies	102-14	Statement from senior decision-makers	1.2. Mission, purpose, vision / 1.4. Telefónica’s strategy: Growth, efficiency and trust / 2.8. Ethics and compliance / 2.8.2 Responsible Business Principles and most relevant Policies
	Main factors and trends which could affect its future evolution	102-15	Key impacts, risks and opportunities	1.1. Context
Policies and their results	A description of the policies which the group applies with regard to those issues, which will include: 1.) the due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts 2.) the verification and control procedures, including which measures have been adopted.	103	Management approach of each area

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Main non-financial risks
The main risks related to these issues regarding the group's activities, including, where relevant and proportionate, its commercial relations, products or services which could have negative effects in those areas, and
  * how the group manages those risks,
  * explaining the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue.
  * It must include information about the impacts which have been identified, giving a breakdown of them, in particular the main risks in the short, medium and long term.
		102-15	Key impacts, risks and opportunities
1.1. Context / 2.4.1. Talent management and transformation: an inseparable pairing / The challenge of attracting and developing talent
 / 2.4.3. Attracting the best talent: the only way to ensure the future 3. Risks

		407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk
2.9.2. We manage risks proactively / Step 1. Minimum standards required / Direct answer: During 2019, no operations took place in which the rights of workers/suppliers to exercise freedom of association were infringed.

		408-1	Operations and suppliers at significant risk for incidents of child labour
2.9.1. A sustainable procurement model / 2.9.2. We manage risks proactively / Step 1. Minimum standards required / Direct answer: During 2019, no operations took place that were at significant risk for incidents of forced or child labour.

		409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Environmental issues	Global Environment
	1.) Detailed information about the current and foreseeable effects of the company's activities on the environment and, where applicable, health and safety, the environmental evaluation or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks. (E.g. deriving from the environmental responsibility law)	103	Management approach of each area	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
		102-11	Precautionary principle or approach	2.3. Digitalisation and the Environment / Materiality / 2.3. Digitalisation and the Environment / Environmental risks
		308-1	New suppliers that were screened using environmental criteria
2.9. Suppliers, our allies / 2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.9.2. We manage risks proactively / Step 4. Audits on high-risk suppliers / Corporate Audits Results

		308-2	Negative environmental impacts in the supply chain and actions taken	2.9. Suppliers, our allies / 2.9.2. We manage risks proactively / Step 4. Audits on high-risk suppliers / 2.3.3. Circular Economy
Pollution
	1.) Measures to prevent, reduce or repair carbon emissions which seriously affect the environment; 2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	103	Management Approach to Emissions/Biodiversity	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
		305-5	Reduction of GHG emissions	2.3.2. Energy and Climate Change / Energy and climate change targets / 2.3.2. Energy and Climate Change / CO2 Emissions / 2.3.6. Key Indicators
		305-6	Emissions of ozone-depleting substances (ODS)	47.3t
		305-7	Nitrogen oxides (NOX), sulphur oxides (SOX) and other significant air emissions.		This indicator is not considered to be relevant as the emissions of this type of pollutants are not a significant part of our activity
Circular economy, prevention and management of waste
	Circular economy	103	Management Approach to Effluents and waste	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
		301-2	Recycled input materials used	2.3.3. Circular economy / Internal eco-efficiency	This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products
		301-3	Reclaimed products and their packaging materials	2.3.3. Circular Economy / Redefining the concept of waste

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Waste: Prevention, recycling and reuse measures, other forms of recovery and elimination of waste;	103	Management Approach to Effluents and waste	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
	306-1	Water discharge by quality and destination.	2.3.3. Circular economy / Internal eco-efficiency Direct answer: All water discharge at Telefónica is sanitary and is discharged to the municipal sanitation systems.
	306-2	Waste by type and disposal method	2.3.3. Circular Economy / Redefining the concept of waste / 2.3.6. Key Indicators
	306-3	Significant spills	Direct answer: There were no significant spills during 2019
	306-4	Transport of hazardous waste	Direct answer: Telefónica does not directly transport, import or export hazardous waste included in the Basel Convention in any of the countries where it operates.
Actions to combat food waste.	103	Management Approach to Effluents and waste	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy	This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to food consumption.
Sustainable use of resources
The consumption of water and the supply of water in accordance with local limitations;	303-1	Extraction of water by sources
2.3.3. Circular economy / Internal eco-efficiency / a) Water / 2.3.6. Key Indicators
Direct answer: Telefónica's water consumption comes from the municipal supply networks in the locations where we operate.

Consumption of raw materials and the measures adopted to improve efficiency in their use;	103	Management Approach to Materials	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

301-1	Materials used by weight or volume.
As it is a service company, this indicator does not apply. Consumption of materials does not occur for direct generation of products but for the telecommunications network of the company for the services required by our customers. The processes to reduce consumption of materials and reuse them make our network more efficient also from this perspective. In our administrative activities, the material most used is paper.
At Telefónica, efficient use is encouraged through digitalisation of processes. In the chapter on the environment, more details have been given about managing Telefónica's consumption of paper.

301-2	Recycled input materials used	2.3.3. Circular economy / Internal eco-efficiency
301-3	Reclaimed products and their packaging materials	2.3.3. Circular Economy / Redefining the concept of waste
Direct and indirect consumption, of energy, measures taken to improve energy efficiency and the use of renewable energies.	103	Management Approach to Energy	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
	302-1	Energy consumption within the organisation
2.3.2. Energy and Climate Change / Energy
Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in self-owned facilities 21,848,067 GJ (2018 data: 22,683,803 GJ)

	302-2	Energy consumption outside of the organisation
2.3.2. Energy and Climate Change / Energy
Direct answer: Energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in third-party facilities 3,202,589 GJ (2018 data: 3,008,577 GJ)

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

302-3	Energy intensity	2.3.2. Energy and Climate Change/ Energy / Energy Efficiency Plan / 2.3.6. Key Indicators / Direct answer: In the last year, energy intensity was reduced 117.17 GJ/PB (2018 data: -169.13 GJ/PB)
302-4	Reduction of energy consumption
2.3.2. Energy and Climate Change / Energy / 2.3.6. Key Indicators / Direct answer: Energy consumption dropped in absolute terms by 0.47% compared to the previous year (2018 data +1%). Compared to 2015, it dropped by 1% (-262,513 GJ) (2018 data - 0.29%, -73,933 GJ). In addition, last year energy intensity had fallen by 72% since 2015 (2018 data - 64%)

Direct and indirect consumption, of energy, measures taken to improve energy efficiency and the use of renewable energies.	302-5	Reductions in energy requirements of products and services
This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to our customers' energy consumption. The nature of the products and services offered by Telefónica is mostly related to mobile and fixed connectivity, as well as digital and data services.

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Climate Change
The important elements of the greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces;	103	Management Approach to Emissions	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
	305-1	Direct (Scope 1) GHG emissions	2.3.2. Energy and Climate Change / CO2 Emissions / 2.3.6. Key Indicators
	305-2	Energy indirect (Scope 2) GHG emissions	2.3.2. Energy and Climate Change / CO2 Emissions / 2.3.6. Key Indicators
	305-3	Other indirect (Scope 3) GHG emissions	2.3.2. Energy and Climate Change / CO2 Emissions / 2.3.6. Key Indicators
	305-4	GHG emissions intensity	2.3.2. Energy and Climate Change / CO2 Emissions / 2.3.6. Key Indicators
	305-5	Reduction of GHG emissions	2.3.2. Energy and Climate Change / Energy and climate change targets / 2.3.2. Energy and Climate Change / CO2 Emissions
The measures adopted in order to adapt to the consequences of climate change;	103	Management Approach to Emissions	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented to that end.	103	Management Approach to Emissions	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
	305-5	Reduction of GHG emissions	2.3.2. Energy and Climate Change / Energy and climate change targets
Protection of biodiversity
Measures taken to preserve or restore biodiversity;	103	Management Approach to Biodiversity	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy
	306-5	Water bodies affected by water discharges and/or runoff
2.3.3. Circular Economy / Internal eco-efficiency
Direct answer: All water discharges at Telefónica are sanitary and are discharged to the municipal sanitation system, therefore no water bodies or related habitats are affected

Impacts caused by the activities or operations in protected areas.	103	Management Approach to Biodiversity	2.3. Digitalisation and the Environment / Materiality 2.3.1. Environmental Management 2.3.2. Energy and Climate Change 2.3.3. Circular Economy

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Social and personnel- related matters	Employment
	Total number and distribution of employees by sex, age, country and professional classification;	103	Management Approach to Employment	2.4. The People in the Digital Transformation / 2.5. Employee wellbeing / 2.5.4. Work-life balance
		102-8	Information on employees and other workers	2.5.11. Main indicators - workforce indicators	The information included in the Report includes only internal employees hired by Telefónica
		202-2	Proportion of senior management hired from the local community.	Direct answer: 71.4% of the CEOs and chairmen are local
		405-1	Diversity of governance bodies and employees	2.5.11. Main indicators - diversity indicators
	Total number and distribution of types of employment contracts,	102-8	Information on employees and other workers	2.5.11. Main indicators - workforce indicators	The information included in the Report includes only internal employees hired by Telefónica
	Annual average of permanent contracts, temporary contracts and part-time contracts by sex, age and professional classification,	102-8	Information on employees and other workers	2.5.11. Main indicators - workforce indicators	The information included in the Report includes only internal employees hired by Telefónica
		405-1	Diversity of governance bodies and employees	2.5.11. Main indicators - workforce indicators
	Number of dismissals by sex, age, country and professional classification;	401-1	New employee hires and employee turnover	2.5.11. Main indicators - social climate indicators
	Average remunerations and their evolution, with a breakdown by sex, age and professional classification or equal value;	405-2	Ratio of basic salary and remuneration of women to men	2.5.11. Main indicators - remuneration indicators
	Wage gap, the remuneration of jobs of equal value or the average of the company,	103	Employment + Diversity and equality of opportunities	2.5.11. Main indicators - remuneration indicators
		405-2	Ratio of basic salary and remuneration of women to men	2.5.11. Main indicators - remuneration indicators
	The average remuneration of directors and managers, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, with a breakdown by sexes,	103	Management Approach to Diversity and Equality	2.5.11. Main indicators - remuneration indicators
		102-35	Governance: Remuneration policies	2.5.1. How to assess effort: remuneration policy
		102-36	Governance: Processes for determining remuneration	2.5.1. How to assess effort: remuneration policy
		102-38	Governance: Annual total compensation ratio		The information relating to this indicator is not published on specific confidentiality grounds.
		102-39	Governance: Percentage increase in annual total compensation ratio		The information relating to this indicator is not published on specific confidentiality grounds.
		202-1	Ratios of standard entry level wage by gender compared to local minimum wage	2.5.11. Main indicators - remuneration indicators

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Implementation of end of employment policies,	103	Management Approach to Employment	2.5.4. Work-life balance
Employees with disabilities.	405-1	Diversity of governance bodies and employees	2.4.1. Talent management and transformation: an inseparable pairing / Diversity and inclusion, our starting point / b) the challenge of equality 2.5.11. Main indicators - diversity indicators
Organisation of work
Organisation of working time	103	Management Approach to Employment	2.5.4. Work-life balance
Number of hours of absenteeism	403-2	Types of accidents and rates of frequency of accidents, occupational diseases, days lost, absenteeism and number of deaths per accident at work or occupational disease.	2.5.10. Main indicators - Occupational health and safety indicators	The information included in the Report includes only internal employees hired by Telefónica
Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents.	103	Management Approach to Employment	2.5.4 .Work-life balance
Health and safety
Health and safety conditions at work;	103	Management Approach to Health and safety conditions at work	2.5.5. Health, Safety and Wellbeing
	403-1	Worker representation on formal worker-company health and safety committees	2.5.7. Training and Worker Representation / Representativeness and worker participation
Accidents at work, in particular their frequency and seriousness, occupational diseases, with a breakdown by sexes.	403-2	Types of accidents and rates of frequency of accidents, occupational diseases, days lost, absenteeism and number of deaths per accident at work or occupational disease.	2.5.10. Main indicators - Occupational health and safety indicators
	403-3	Workers with a high incidence or high risk of diseases related to their activities	Direct answer: No particular incidence or risk of diseases related to the company’s activity is apparent.
Social relations
Organisation of social dialogue, including procedures to inform and consult employees and negotiate with them;	103	Management Approach to Worker-Company Relations	2.5.3. Social dialogue as a bridge between workers and businesses
	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk
2.9.2. Proactive risk management / Step 1. Minimum standards required / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / Direct answer: During 2019, no operations took place in which the rights of workers/suppliers to exercise freedom of association were infringed.

Percentage of employees covered by collective bargaining agreements, by countries;	102-41	Collective bargaining agreements	2.5.3. Social dialogue as a bridge between workers and businesses / 2.5.11. Main indicators

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

The outcome of collective agreements, particularly in the sphere of occupational health and safety.	403-4	Worker participation, consultation, and communication on occupational health and safety	2.5.3. Social dialogue as a bridge between workers and businesses
Training
The policies implemented in the field of training;	103	Management Approach to Training and Education	2.4.2. Developing digital skills for the future
	404-2	Programmes for upgrading employee skills and transition assistance programmes	2.4.2. Developing digital skills for the future
	404-3	Percentage of employees receiving regular performance and career development reviews	2.5.1. How to assess effort: remuneration policy / Performance appraisals
Currently, Telefónica's information systems do not
make it possible to break down information about performance reviews by sex or labour category. We are adapting the systems to be able to provide this information

The total number of hours of training by professional categories.	404-1	Average hours of training per year per employee	2.4.2. Developing digital skills for the future / 2.5.11. Main indicators - training indicators
Universal accessibility of people with disabilities	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.1. Talent management and transformation: an inseparable pairing / Diversity and inclusion, our starting point
Equality
Measures adopted to promote equality of treatment and opportunities of men and women;	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.1. Talent management and transformation: an inseparable pairing / Diversity and inclusion, our starting point
Equality Plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration and universal accessibility of people with disabilities;	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.1. Talent management and transformation: an inseparable pairing / Diversity and inclusion, our starting point
The policy against all types of discrimination and, where appropriate, the management of diversity.	103	Management Approach to Diversity, Equality of Opportunities and Non-Discrimination	2.4.1. Talent management and transformation: an inseparable pairing / Diversity and inclusion, our starting point

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Human rights	Application of due diligence measures with regard to human rights Prevention of the risks of violation of human rights and, where applicable, measures to mitigate, manage and repair possible abuses committed;	103	Management Approach to the Evaluation of Human Rights + Freedom of Association and Collective Bargaining + Child Labour + Forced or Compulsory Labour	2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / 2.10.2. Human rights management at Telefónica: Our Human Rights Due Diligence
		102-16	Values, principles, standards, and norms of behaviour	2.8. Ethics and Compliance / 2.8.2. Business Principles and Most Relevant Policies
		102-17	Mechanisms for advice and concerns about ethics	2.8. Ethics and Compliance / 2.8.5. Complaint and remedy mechanisms: complaint and query channels
		412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	2.10.2. Managing human rights: Our due diligence / 2.10.4. Milestones 2019 and challenges 2020
		412-2	Employee training on human rights policies or procedures	2.8.4. Training / 2.10.2. Managing human rights: Our due diligence
Telefónica currently reports the percentage and number of employees trained in the course on Responsible Business Principles. It is expected that in future years the number of training hours will be reported

		412-1	Operations that have been subject to human rights reviews or impact assessments	2.10.2. Managing human rights: Our due diligence
	Reports of cases of violation of human rights;	406-1	Incidents of discrimination and corrective actions taken	2.8.5. Complaint and remedy mechanisms: complaint and query channels / 2.10. Human rights / Key human rights indicators / 2.12.7. Commitment to the United Nations Global Compact
	Promotion and fulfilment of the provisions of the fundamental conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining;	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk
2.5.3. Social dialogue as a bridge between workers and businesses / 2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.10. Human rights / Chart Human Rights in the value chain / Direct answer: During 2019, no operations took place in which the rights of workers/suppliers to exercise freedom of association were infringed.

	The elimination of discrimination in employment and occupation;	103	Management Approach to Non-Discrimination	2.8. Ethics and Compliance / 2.12.4 Material issues analysed
		406-1	Incidents of discrimination and corrective actions taken	2.8.5. Complaint and remedy mechanisms: complaint and query channels / 2.10. Human rights / Key human rights indicators / 2.12.7. Commitment to the United Nations Global Compact

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

The elimination of forced or compulsory labour;	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour
2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / Direct answer: During 2019, no operations took place that were at significant risk for incidents of forced or child labour.

The effective abolition of child labour.	408-1	Operations and suppliers at significant risk for incidents of child labour
2.9.1. A sustainable procurement model / 2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / Direct answer: During 2019, no operations took place that were at significant risk for incidents of forced or child labour.

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Corruption and bribery	Measures adopted to prevent corruption and bribery;	103	Management Approach to Anti-Corruption	2.8. Ethics and compliance
		102-16	Values, principles, standards, and norms of behaviour	2.8. Ethics and compliance / 2.8.2. Business Principles and Most Relevant Policies
		102-17	Mechanisms for advice and concerns about ethics	2.8.5. Complaint and remedy mechanisms: complaint and query channels
		205-1	Operations assessed for corruption-related risks	2.8.6. Internal control
		205-2	Communication and training about anti-corruption policies and procedures	2.8.3. Compliance / 2.8.4. Training / 2.8.9. Milestones 2019 and Challenges 2020
		205-3	Confirmed incidents of corruption and actions taken	2.8. Ethics and compliance / 2.8.5. Complaint and remedy mechanisms: complaint and query channels
	Measures to combat money laundering,	205-2	Communication and training about anti-corruption policies and procedures	2.8.3. Compliance / 2.8.4. Training / 2.8.9. Milestones 2019 and Challenges 2020
	Contributions to non-profit foundations and entities.	103	Management Approach to Anti-Corruption
Direct answer:
In accordance with Telefónica’s irrevocable commitment, undertaken in 2015, to pay a 325 million euro donation to Fundación Telefónica, in 2019 cash payments were made amounting to 47.5 million euros and in-kind contributions amounting to 0.2 million euros. The outstanding amount of this item as of 31 December 2019 totals 1 million euros.
Atam is an association created by Telefónica whose objective is to support people with disabilities. it is a collaborative and mutual support organisation.
It is a non-profit entity that was incorporated more than 40 years ago and has been declared a Public Utility. It is organised as a Social Protection System for people suffering from disabilities and/or dependency. The contribution made by Telefónica in 2018 and 2019 was 7.48 million euros in each of those years.

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Society	Commitments of the company to sustainable development
	The impact of the company's activity on local employment and development;	103	Management Approach to Local Communities + indirect economic impacts	2.11. Our contribution to communities: impacts and SDGs
		203-1	Infrastructure investments and services supported.	2.11. Our contribution to communities: impacts and SDGs
		203-2	Significant indirect economic impacts	2.11.3. We are a driving force for economic growth and equal opportunities / Impact on Gross Domestic Product (GDP) / CONTRIBUTION TO JOB CREATION AND EQUAL OPPORTUNITIES
	The impact of the company's activity on the local populations and the territory;	103	Management Approach to Local Communities	2.10. Human rights/ Focus: Relations with communities. Electromagnetic fields
		203-1	Infrastructure investments and services supported.	2.11. Our contribution to communities: impacts and SDGs
		203-2	Significant indirect economic impacts	2.11.3. We are a driving force for economic growth and equal opportunities / Impact on Gross Domestic Product (GDP) / CONTRIBUTION TO JOB CREATION AND EQUAL OPPORTUNITIES
	The relations maintained with the agents of the local communities and the forms of dialogue with them;	103	Management Approach to Local Communities	2.10. Human rights/ Focus: Relations with communities. Electromagnetic fields / 2.10.3. Specific Impact Assessments / Dialogue with our stakeholders
		102-43	Approach to stakeholder engagement	1.3.1. Our relations with our stakeholders
	Association or sponsorship actions.	102-12	External initiatives	2.12.6. Principles for preparing the non-financial information statement /voluntary standards
		102-13	Membership of associations	2.12.9. Collaborations with other associations
Subcontracting and suppliers

* The inclusion in the procurements policy of social, gender equality and environmental issues;
* Consideration in relations with suppliers and subcontractors of their social and environmental responsibility;
		102-9	Supply chain	2.9.1. A sustainable purchasing model / 2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.9.3. We foster collaboration and engagement
		102-10	Significant changes to the organization and its supply chain	2.12.5. Structure and perimeter of the non-financial information section
		103	Supplier environmental assessment + Supplier social assessment + acquisition practices	2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

308-1	Supplier environmental assessment	2.9. Suppliers, our allies / 2.9.2. We manage risks proactively / Step 1. Minimum standards required / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result
204-1	Proportion of spending on local suppliers
1.6.3. Advancing towards a more sustainable world / we contribute to developing the communities in which we operate / 2.9. Suppliers, our allies /2.9.1. A sustainable purchasing model / 2.9.2. Proactive risk management / Step 1 Minimum standards to be fulfilled

414-1	Supplier social assessment	2.9.2. Proactive risk management / Step 1 Minimum standards to be fulfilled / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers / Audits result
Supervision and audit systems and their results.	103	Management approach to acquisition practices	2.9.1. A sustainable purchasing model / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers
	414-1	New suppliers that were screened using social criteria	2.9.2. Proactive risk management / Step 1 Minimum standards to be fulfilled / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers
	414-2	Negative social impacts in the supply chain and actions taken	2.9.2. Proactive risk management / Step 1 Minimum standards to be fulfilled / 2.9.2. Proactive risk management / Step 4 Audits on high-risk suppliers
Consumers
Measures for the health and safety of consumers;	103	Management Approach to Health and Safety of customers + Marketing and labelling + Customer privacy
2.6.1. Trust as the basis of the relationship with our customers / Commitment to the safety of our products / 2.7.1. Strategy
 / 2.10.3. Specific impact assessments
 / Focus: Relations with communities. Electromagnetic fields

	416-1	Assessment of the health and safety impacts of product and service categories
2.6.1. Trust as the basis of the relationship with our customers / Committed to the safety of our products
 / 2.7.1. Strategy
/ 2.10.3. Specific impact assessments
 / Focus: Relations with communities. Electromagnetic fields

Complaint systems, complaints received and their resolution.	103	Management Approach to Health and Safety of customers + Marketing and labelling + Customer privacy
2.10.3. Specific impact assessments
 / Focus: Relations with communities. Electromagnetic fields / 2.6.1. Trust as the basis of the relationship with our customers / Complaints system and customer defence service

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

416-2	Incidents of non-compliance concerning the health and safety impacts of products and services
2.6.1. Trust as the basis of the relationship with our customers / Committed to the safety of our products
 / 2.10.3. Specific impact assessments / Focus: Relations with communities. Electromagnetic fields

418-1	Substantiated complaints regarding concerning breaches of customer privacy and losses of customer data	2.6.1. Trust as the basis of the relationship with our customers / 2.7. Digital Trust / 2.7.1. Strategy / 2.7.9. Milestones 2019 and Challenges 2020
Tax information
Profit obtained country by country Taxes on profits paid	103	Management Approach to economic performance + quantitative data of taxes and profits
Direct answer: the amount of taxes on profits paid for the years 2018 and 2019 is incorporated into note 28 to the consolidated financial statements. /
2.11 Our contribution to communities: impacts and SDGs

Public subsidies received	103	Management Approach to economic performance + quantitative data of taxes and profits
Direct answer: The figure for subsidies relating to 2018 and 2019 are incorporated into the Consolidated statements of cash flows of the years ended December 31 of the consolidated financial statements.

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

Other significant disclosures	Other general disclosures	102-18	Governance structure	4.1.1. Corporate Governance System / 4.4.1. Board of Directors / Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)
		102-19	Delegating authority	4.1. Main aspects of corporate governance in 2019 and outlook for 2020 / 4.1.1. Corporate Governance System
		102-20	Executive-level responsibility for economic, environmental, and social issues.	2.2. Governance of Sustainability
		102-21	Consulting stakeholders on economic, environmental, and social issues.	1.3.1. Our relations with our stakeholders
		102-22	Composition of the highest governance body and its committees
4.1. Main aspects of corporate governance in 2019 and outlook for 2020 / 4.4.1. Board of Directors / Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)

		102-23	Chair of the highest governance body	Direct answer: José María Álvarez-Pallete
		102-24	Nominating and selecting the highest governance body	4.4.1. Board of Directors / Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)
		102-25	Conflicts of interest	4.5.2. Conflicts of interest
		102-26	Role of highest governance body in setting purpose, values, and strategy	2.2. Governance of Sustainability
		102-27	Collective knowledge of highest governance body	2.2. Governance of Sustainability
		102-28	Evaluating the highest governance body’s performance	4.4.1. Board of Directors
		102-29	Identifying and managing economic, environmental, and social impacts	2.2. Governance of Sustainability
		102-30	Effectiveness of risk management processes	2.2. Governance of Sustainability / 3.1. Risk management and control model
		102-31	Review of economic, environmental, and social issues	2.2. Governance of Sustainability
		102-32	Highest governance body’s role in sustainability reporting	2.2. Governance of Sustainability / 2.12.6. Principles for preparing the non-financial information statement
		102-33	Communicating critical concerns to the highest governance body	2.2. Governance of Sustainability
		102-34	Nature and total number of critical concerns	1.3.2. Material aspects of our business

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Areas	Content	Reporting criteria	GRI description	Reference/location 2019	GRI omissions

102-37	Stakeholders’ involvement in remuneration	4. Annual Corporate Governance Report / G. Extent of Compliance with Corporate Governance Recommendations / 48 / 4.6.8. Application for the remuneration policy in 2019
102-40	List of stakeholder groups	2.12.1. Telefónica's stakeholders
102-42	Identifying and selecting stakeholders	2.6.1. Trust as the basis of the relationship with our customers 2.12.1 Telefónica's stakeholders
102-43	Approach to stakeholder engagement | Key topics and concerns raised	2.12.2. Types of engagement and relations with our stakeholders
102-44	Key topics and concerns raised	1.3.1. Material aspects of our business
102-45	Entities included in the consolidated financial statements
2.12.5. Structure and consolidation perimeter of non-financial information
Direct answer: It has been based on the perimeter of consolidation and has taken into consideration all companies with at least one building and/or at least three employees.
For reasons concerning material impact, the Non-Financial Information Statement does not include the data for Central America, essentially Guatemala and El Salvador, with the exception of the chapters on Human Resources.

102-46	Defining report content and topic Boundaries	2.12.6. Principles for preparing the non-financial information statement
102-47	List of material topics	1.3.1. Material aspects of our business / 2.12.4 Material issues analysed
102-48	Restatements of information	2.12.5. Structure and consolidation perimeter of non-financial information
102-49	Changes in reporting	2.12.5 .Structure and consolidation perimeter of non-financial information
102-50	Reporting period	Direct answer: the year 2019
102-51	Date of most recent report	Direct answer: February 2019
102-52	Reporting cycle	Direct answer: annual
102-53	Contact point for questions regarding the report	Direct answer: Global Corporate Ethics and Responsible Business Department at Telefónica
102-54	Claims of reporting in accordance with the GRI Standards	2.12.6. Principles for preparing the non-financial information statement
102-55	GRI content index	2.12.11. Spanish Law 11/2018, December 28th and GRI Standards compliance
102-56	External assurance	Direct answer: external verification performed by PricewaterhouseCoopers Auditores, S.L.

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All GRI indicators included in this table are considered as material for the Company, with exception of 301: Materials, 303: Water y 401: Employment. No mattter this, the indicators 301-1, 301-3, 303-1 y 404-1 are considered relevant for reponting, so the company provide information about them.

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Chapter 3 Risks

3.1. Risk management and control model 3.2. Risk map and risk profile 3.3. Risk factors detail

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3.1. Risk management and control model
3.1.1.Introduction and reference frameworks
Telefonica has a Risk Management Framework, based on the model established by the Committee of Sponsoring Organizations of the Treadway Commision (COSO), that allows both the identification and the assessment of the impact and the likelihood of occurrence of the different risks of the Company. This framework has been implemented homogeneously throughout the Group’s main operations, and those responsible for the Company, in their field of activity, carry out the appropriate identification, evaluation, response and monitoring of the main risks.
This model, which is inspired by best practices, facilitates the prioritization and development of coordinated actions against risks, both from a global Group perspective, and a specific focus on its main operations.

The Telefónica’s Business Principles specifically state that:
“ We establish appropriate controls to evaluate and manage all relevant risks to the Company”
Extract from Responsible Business Principles of Telefónica
In this sense, the Company has a Risk Management Policy, approved by the Board of Directors, and a Corporate Risk Management Manual, both based on experience, best practices and Good Corporate Governance recommendations; contributing to the continuous improvement in business performance, according to COSO ERM 2017 framework, “Enterprise Risk Management - Integrating with Strategy and Performance”.
“The main risks are linked to the strategic objectives of the Company Program”
Enterprise Risk Management (ERM)
Risk Culture
In accordance with Telefónica's Risk Management Policy, one of the basic principles that guide this activity is: “Train and involve employees in the risk management culture, encouraging them to identify risks and actively participate in its mitigation.”
In this sense, Telefonica promotes the following actions:

•	Communication: in order to spread, through the appropriate channels, the principles and values that should govern risk management.

•	Training: to promote knowledge and involvement in the aforementioned values and risk management model.

“Training workshops and global awareness campaigns are developed to strengthen the risk management culture in the Company”

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3.1.2. Risk Management Government
Both the Telefonica’s Business Principles and the Risk Management Policy mentioned above, establish that the entire organization has the responsibility to contribute to the identification and management of risks. For the coordination of these activities, the following roles have been established:

Risk Management Government

Risk owners
Risk Management Model Coordinators
Supervision of the Risk Management System
Global
Global risk owners
Audit and Control Committee
Telefónica
eRisk (*)
Risk Management Supervision
Local
OB's Steering Committees
Local risk owners

(*) Internal risk management tool

Supervision of the Risk management system

The Board of Directors Regulations of Telefónica, SA, establish that the Audit and Control Committee shall have the primary function of supporting the Board of Directors in its supervisory functions; among which, is included the Supervision of Control Systems and Risk Management, including tax risks. In relation to this, it is up to propose to the Board of Directors the Management Policy and Risk Management, which will identify, at least: the risk categories that the company faces; the determination of the level of risk that the Company considers acceptable; the measures to mitigate the impact of the identified risks in case they materialize; and the control and information systems that will be used to control and manage the aforementioned risks.

As a support for the development of these oversight activities by the Audit and Control Committee, a risk management function has been established, within the Internal Audit area, independent of the management, in order to promote, support, coordinate and monitor the implementation of the provisions of this Policy both at Group level and in its main operations.

For the purpose of ensuring an adequate supervision of the Telefónica's risk management systems by the Audit and

Control Committee, various sessions are held within that committee, through:

•
Overall presentations on the risk management model and the situation of the main risks, carried out by Internal Audit, where the general situation of the Group's risks is presented, as well as its evolution, general plans on risk assessment and response. Specifically, during 2019, two general presentations on risks have been made to the Audit and Control Committee of Telefónica.

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•
Specific presentations of the main risk areas made by those responsible for their management. . Thus, during 2019, monographic sessions have been made on the risks of Systems and Network, Regulation, Sustainability, People, Digital Security, Fiscal, Financial, Legal and Compliance.

Likewise, the Audit and Control Committee periodically reports on these matters to the Board of Directors.
Risk Owner
Risk owners actively participate in the risk strategy and in the important decisions about their assurance and control. To this end, each of the identified risks will be assigned a person (normally a Director) in charge with total responsibility for the risk and its management, preparing a plan for its assurance and control (measures to avoid, mitigate or partially transfer the risks) and effectively tracking its evolution.

Specifically, with respect to fiscal risks, the Group's Fiscal Directorate performs the fiscal control function through the Regional Fiscal Directorates, and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in the Group's Fiscal Control Policy, approved by the Company's Board of Directors.

3.1.3.Tolerance or risk apetite
The Company has a level of risk tolerance or acceptable risk established at corporate level; which means its willingness to assume a certain level of risk, to the extent that allows the creation of value and the development of the business, achieving an adequate balance between growth, yield and risk.
For the risk assessment, the different typology of the risks that could affect the Company is considered, as described below:

•
In general, tolerance thresholds are defined for all risks, by combination of impact and probability, whose scales are updated annually based on the evolution of the main financial figures, both for the Group as a whole and for the main companies that compose it.

•	In the case of risks related to reputation, sustainability and compliance, a zero tolerance level is established.
3.1.4. Risk management process
The risk management process takes the Company’s strategy and objectives as a reference for the identification of the main risks that could affect its achievement. The process consists of four stages which are described below:

Risks Identification
The risks are identified by the managers, who consider both the factors that cause them and the effects they may have on the achievement of the objectives.

In this identification of risks, risks associated with the strategic plan are considered, as well as potential “emerging risks”, meaning those risks that could eventually have an adverse impact on future performance; although its result and time horizon is uncertain and difficult to predict.
Risk Assessment
The objective of the risk assessment is to establish the magnitude or relevance of risks, by considering both their eventual impact and their likelihood of occurrence.

For impact purposes, both the economic impact (quantified - whenever possible - in terms of operational Cash-flow, considering OIBDA plus CAPEX ) and the reputational impact (from the variables used in RepTrak) are considered, as well as its potential impact on compliance.

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Likewise, other qualitative additional factors are considered, such as the historical trend, the level of assurance or control; or the perspectives on their future evolution.
Risk Response
In addition to identification and assessment of the risks, the Risk Management Model considers reasonable response and monitoring mechanisms for said risks. In this sense, it contemplates procedures to respond to the new challenges that arise through the alignment between the strategic objectives and the risks that could affect the fulfillment of such objectives.

The different types of risk response are described below:
Global measures, mainly involving the use of financial derivatives, are undertaken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. In relation to tax risks, the main issues are identified are monitored. The Group uses Multinational insurance Programs, or insurance policies arranged locally in each country, to cover operational risks, depending on the type of risk and cover required.
Monitoring and Reporting
In accordance with the diversity of the types of risk that may arise, the risk monitoring and response mechanisms include global initiatives, homogeneously promoted and coordinated throughout our main operations, and/or specific actions aimed at addressing particular risks in some of our companies.

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Business Assurance Model
A management model based on the existing assurance allows prioritizing and being more specific in the actions to be carried out in the area of Risk Management and Internal Control.

3.1.5 Perspectives of the Risk Management Framework
To have a comprehensive model, oriented to the needs and the Group's own configuration, the ERM Framework considers a risk assessment through four complementary perspectives:

Bottom-up: it is based on the concept of Risk Self-Assessment (RSA), according to which managers are responsible for identifying and describing the specific risks of their area, as well as assessing them and defining an adequate response to them.
Top-down: this assessment is based on the cross-sectional analysis of those matters considered relevant and common to most of the Group's companies, complementing the previous bottom-up approach, thus having a global vision of the main risks of the Company as a whole.
Risks in Processes: support to process managers to identify and define their response to those risks that may affect the achievement of their objectives, with a transversal approach.
Project Risks: applicable to those internal projects of special relevance, usually related to transformation initiatives and with a transversal approach.

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3.1.6. Digitalization of risk management
With the aim of managing and supervising risks, a Risk Management tool and a Dashboard have been developed, which facilitate the reporting, analysis, assessment and management of risk information withinTelefónica Group. These tools are common for all Group Companies that report risks, and their main features are as follows:

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3.2. Risk map and risk profile
Taking as a reference the objectives identified in the Company’s Strategic Plan, those risks that could affect the achievement of these objectives are identified, both from a global perspective (through the main global Group areas) and a local one (through local managers and the respective local Executive Committees).

An assessment of the impact and probability of the identified risks is made, which facilitates their prioritization and the definition of response plans to mitigate them, ensuring the necessary coordination between global and local initiatives in order to act against the risks.

Risk Heatmap

Strategic Plan
Global Areas
• Systems and network
• Customer
• Privacy
• Legal
• Regulation
• Strategy
• Sustainability
• Supply chain
• People
• Tax
• Finance
• Compliance
OB´s (Local Areas & Executive Committees)
OBJECTIVES definition and ACTION PLANS execution
Basic Risks
1
2
3
4
5
Specific Risks reported by tolerance level
+
Other minor risks at a local level
Associated RISKS
Based on the global heatmap, the main risks are disclosed

In order to facilitate the risk identification process by the management of the Company, the Telefónica Group has a general risks catalogue, which is updated periodically, and which allows the information to be homogenized and consolidated, and to comply with the internal and external reporting requirements on the main risks.
Telefónica's risk catalogue considers the following four risk categories:

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This catalogue adapts to the evolution in the typology of the main risks, revealing a growing relevance of those risks related to intangibles and of global transcendence, such as public image, social impact of organizations or sustainability

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Among the main risks related to reputation, sustainability and the long term, in accordance with the Responsible Business Plan of Telefónica, are the following aspects:

Risks related to reputation, sustainability and the long term

Environmental and electromagnetic fields

Direct or indirect impact on Telefónica's operations due to environmental issues in order to ensure alignment with the new environmental regulations.

Climate change

Risk of direct or indirect affectation to Telefónica's operations and business lines due to the consequences of climate change.

Human rights

Integrate human rights principles into the activity of the company or our supply chain.

Responsibility with the Consumer

The Company's actions, concerning our customers, should be aimed at building a sustainable relationship in the long term with them.

Data Privacy

Growing concern about citizens' privacy, and new data protection regulations, mean obligations for companies to strengthen their privacy guarantees.

Digital Segurity

Risk that potential cyber threats affecting the organization materialize, causing damage to the business.

In the same way, among the main emerging issues, it is worth highlighting issues related to People management, including aspects such as diversity or professional skills management, in line with what is described below:

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The strategy and management of the Telefónica Group's activities tend to minimize the impact of the materialized risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, intangible assets, property, plant and equipment or other assets. By way of example, in 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros, due to factors such as the country's delicate financial situation or the deteriorating economic activity, which have strained the financial variables and a business plan that involves moderation in cash generation, compared to previous years.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. By way of example, in 2019, Telefónica Móviles Mexico derecognized deferred tax assets amounting to 454 million euros.
3.2.1. Prioritization of Risks
The risks of Telefónica Group are prioritized based on their level of criticality, which is obtained from the combination of impact and likelihood assessments for each of them.
The detail on the main risks disclosed by the Company is included in the following section.

Priorization of risks

Risk heatmap

Business
Operacional
Legal and Compliance
Financial
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Low
High

1. **Competition** and **market consolidation**.
2. **Data privacy**.
3. **Government concessions, licenses and use of spectrum**.
4. **Technological changes**.
5. Adaptation to changing **customer demands** and / or new **ethical or social standards**.
6. Dependency on **suppliers**.
7. **Cybersecurity** risks.
8. Unanticipated network interruptions can lead to **quality loss or the interruption of the service**.
9. **Economic and political environment.**
10. Possible **asset impairment** (goodwill, deferred tax or other assets).
11. Level of **financial indebtedness** and **Group's ability to finance.**
12. Foreign **currency exchange** rates and **interest rates**.
13. **Lawsuits, antitrust, tax claims** and other legal proceedings.
14. **Compliance with anti-corruption laws** and regulations and **economic sanctions programmes.**

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Risk factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be specific to the Group and the most important to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., the possible integration of companies in the content/entertainment sector, such as the mergers of FOX and Disney, and AT&T and Time Warner), could affect the competitive position of Telefónica, as well as the efficiency of its operations.
The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of revenues and the market share. These changes in market dynamics could lead to aggressive commercial offers, accelerated broadband deployments by competitors or the proliferation of unlimited data rates. These situations are of greater relevance in certain countries such as Chile and Peru.
If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

The Telefónica Group is subject to relevant regulation on data privacy.
The use of personal data and data privacy are strategic matters for Telefónica. Besides any media and social implications, fines arising from breaching the Regulation (EU) No. 2016/679 (the General Data Protection Regulation, "GDPR") can be up to 4% of the Group's total worldwide annual turnover for the preceding financial year. In addition, in Latin America, new regulations on privacy are being adopted in Brazil, Argentina and Chile. Moreover, in Europe, the Proposal of the European Commission for a Regulation concerning privacy and electronic communications (the "e-Privacy Regulation") is still under discussion. The e-Privacy Regulation would entail complying with additional and stricter rules than those established under the GDPR in respect of personal data from electronic communications. The e-Privacy Regulation would also establish fines similar to those included in the GDPR. These regulations may affect the development of innovative services in a Big Data environment.
Moreover, Telefónica's reputation depends, to a large extent, on the digital trust it is able to build with its clients and other stakeholders. The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data from both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation.
Any of the foregoing, including the Group's inability to comply with the relevant regulation, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, measures that would affect the continuity of its business. Exceptionally, in certain

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jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on February 22, 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. The European Commission is investigating whether there has been a breach of the Group's commitment to offer wholesale 4G services to all interested players at best prices under benchmark conditions.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
It is expected that spectrum auctions will take place in the next few years, which will possibly require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of these licenses.
In Europe, two auction processes are expected in the near term: (i) in Spain the auction for the 700 MHz band related to the "second digital dividend" is expected to occur during 2020, and it is probable that the spectrum in the 3.4-3.6 GHz band, currently in use by the Ministerio de Defensa, will also be auctioned during 2020 (up to a maximum of 40 MHz), and (ii) in the United Kingdom, an auction for the 700 MHz and the 3.6-3.8 GHz bands is expected to take place in the second quarter of 2020.
In Latin America several auction processes are expected in the near term: (i) in Brazil, on February 6, 2020, Agência Nacional de Telecomunicações ("ANATEL”) has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place at the end of 2020 or 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz band for national and regional blocks and 3,200 MHz of 26 GHz band for national and regional blocks, (ii) in Peru and Argentina, various spectrum auctions have also been announced, with conditions to be defined, and (iii) in Chile, on January 14, 2020, the Chilean Under-Secretary of Telecommunications (SUBTEL) launched a public consultation on the upcoming auction, which was available for comments until February 14, 2020. SUBTEL intends to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 800 MHz in the 28GHz band.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Spain, Telefónica is in the process of extending its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz + 5 MHz). In both cases, the initial term of the concession expires in April 2020 with the possibility of an extension of 10 additional years (until 2030). As of December 31, 2019, Telefónica had completed the deployment of LTE nodes mandated by Ministerial Order of October 29, 2018 approving the plan to enable access to broadband services at 30 Mbps speed or higher. This obligation applies to operators such as Telefónica holding licenses in the 800 MHz band, and compliance with the relevant loading conditions will be monitored by relevant administrative authorities over the next five years.
In Latin America, in Brazil, (i) on October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025. Additionally, in December 2019, a public consultation was launched to hire a consultant agency that will assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the grant regime to the authorization regime. At December 31, 2019, the estimated residual value of the reversible assets was 8,260 million Brazilian reals (approximately 1,825 million euros under the exchange rate applicable on such date) (8,622 million Brazilian reals, approximately 1,943 million euros at December 31, 2018); (ii) on the other hand, regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019 which has been challenged by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses

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relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band; and (iii) the renewal of the Group's spectrum in the 850 MHz band, in Rio de Janeiro (2020) and Brasilia (2021) is still pending.
In Peru, the renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.
In Chile, the enforcement of the ruling issued by the Supreme Court in 2018 ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 in the 700 MHz band is partially pending. The court decision requires TMCH to dispose of 20 MHz but allows TMCH to choose the band from which spectrum is relinquished. The spectrum must be relinquished by October 17, 2021. In November 2019, TMCH presented to SUBTEL and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band. The remaining 10 MHz were returned to SUBTEL through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
In Ecuador, the Contraloría General Del Estado has recommended that the Agencia de Regulación y Control de las Telecomunicaciones (ARCOTEL) renegotiates the Concession Agreement of 2008. Telefónica Ecuador does not agree with such recommendation and has rejected the renegotiation of said Concession Agreement.
In Colombia, in December 2019, the ICT Ministry launched an auction process in the 700 MHz, 1900 MHz and 2500 MHz bands. Although Telefónica participated in this process, it decided not to acquire permits for the use of spectrum in these bands due to the high cost of the spectrum and the obligations associated with the licenses.
During 2019, the Group's consolidated investment in spectrum acquisitions and license renewals amounted to 1,501 million euros, 1,425 million of which corresponded to spectrum acquisition in Germany (868 million euros in 2018, 588 million of which corresponded to spectrum acquisition in the United Kingdom). In the event that the licenses described are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2019 Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins associated with the income of the business could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2019 was 866 million euros (947 million euros and 862 million euros in 2018 and 2017, respectively). These expenditures represented 1.8%, 1.9% and 1.7% of the Group's consolidated revenues in 2019, 2018 and 2017, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of December 31, 2019, in Spain, fiber coverage reached 23.1 million premises. There is a growing demand for the services that these new networks can offer to the end

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customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, (ii) avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, and (iii) avoids actions that may have or be perceived to have a negative impact on society. In addition to harming Telefónica's reputation, any such actions could also result in fines and other sanctions.
In order to respond to the evolution in the needs of customers, Telefónica needs to adapt both its communication networks and its offer of digital services. The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers. In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart WiFi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access.

However, there can be no assurance that these and other efforts will be successful.
The development of all these initiatives is also necessary considering that there is a growing social and regulatory demand for companies to behave in a socially responsible manner. As a result, the risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2019, the Telefónica Group depended on three handset suppliers and ten network infrastructure suppliers, which, together, accounted for 85% and 80%, respectively, of the aggregate amount of the purchase orders made during 2019 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 41% of the aggregate amount of the purchase orders made during 2019 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The imposition of trade restrictions could result in higher costs and lower margins and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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Operating Risks.
Information technology is key to the Group's business and it could be subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks. Despite advances in the modernization of the network and the replacement of legacy systems, the Group operates in an environment increasingly prone to cyber-threats. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses have become increasingly more digital and dependent on telecommunications and computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones. Further, the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica manages these risks through a number of technical and organizational measures, which are part of its digital security strategy, including access control measures, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. In the event of an incident that has not been avoided by such preventive and control measures, there are backup systems to recover data. However, the application of these measures cannot guarantee the mitigation of all risks. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incident. To date, the insurance policies in place have covered some incidents of this nature, yet due to the potential severity and uncertainty of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures,

hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
The main risks are detailed below, by geography:
Europe: tighter financing conditions for both the private and public sectors could arise in a scenario of financial stress with a negative impact on disposable income. The trigger for that scenario could be both global factors derived from an economic deterioration, or domestic issues such as the worsening of the fiscal sustainability in some European countries (e.g. Italy).

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Spain: there are three main sources of uncertainty. First, the outcome of the political situation in Catalonia and its impact on the financing conditions of the Spanish economy given the demanding maturity schedule the country is facing and its significant dependence on the international macroeconomic scenario and investors. A second source of uncertainty stems from the economic policies to be implemented from 2020 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Finally, being one of the most open countries in the world, from a commercial point of view, and being amongst the top ten countries in respect of capital outflows and inflows in the world, any situation of protectionist backlash can have significant implications.

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United Kingdom: the exit process from the European Union following the favorable vote in the June 2016 referendum will entail an economic adjustment regardless of the new economic and commercial relationship between the United Kingdom and the rest of Europe in the future. Investment, economic activity and employment would be the main variables affected, as well as volatility in financial markets, which could limit or condition access to capital markets.

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The situation could worsen depending on the eventual outcome of Brexit, which could lead to an increase in regulatory and legal conflicts in fiscal, commercial, security and employment issues. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers.
Latin America: exchange risk is particularly important. In addition to internal factors, certain external factors fuel this risk, such as the uncertainty derived from the path of monetary normalization in the United States, the growing commercial tensions at the global level, the low prices of certain raw materials and concerns about growth and financial imbalances in China.

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Brazil: fiscal sustainability remains the main risk, and the government is currently tackling this through its structural reforms including pension and tax system reforms (which could, in turn, raise Brazil's growth potential). The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress.

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Argentina: in the short term, macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets. In addition, it remains to be seen how the change in government affects economic policies, especially in a context of narrower room for maneuver.

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Chile, Colombia and Peru are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.

During 2019, Telefónica Spain represented 26.4% of the revenues (sales and services) of the Telefónica Group (26.1% in 2018). During 2019, Telefónica UK represented 14.7% of the Telefónica Group's revenues (13.9% in 2018). During 2019, Telefónica Brazil represented 20.7% of the Telefónica Group's revenues (sales and services) (20.8% in 2018). During 2019, Telefónica Hispam Norte and Telefónica Hispam Sur represented 7.8% and 13.2% of the Telefónica Group's revenues, respectively (8.4% and 13.7%, respectively, in 2018). During 2019, 4.5% of Telefónica Group's revenues came from Argentina, 4.3% from Peru and 4.0% from Chile (4.8%, 4.3% and 4.3% respectively, in 2018). Approximately 27.3% of the Group's revenues were generated in countries that do not have investment grade credit rating status (those being, in order of their contribution to the Group's revenues: Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela) and other countries are only one notch away from losing this status.

The Group could experience impairment of goodwill, deferred tax or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, deferred tax or other assets such as intangible assets, property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of units) to which the goodwill is associated at the time it is originated. By way of example, in 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros. In 2018 impairment losses in the goodwill allocated to Telefónica Móviles Mexico were recognized for a total of 350 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros (in 2018, Telefónica Móviles México derecognized deferred tax assets amounting to 327 million euros).
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2019, the Group's gross financial debt amounted to 52,364 million euros (54,702 million euros as of December 31, 2018), and the Group's net financial debt amounted to 37,744 million euros (41,074 million euros as of December 31, 2018). As of December 31, 2019, the average maturity of the debt was 10.50 years (8.98 years as of December 31, 2018) including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to

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investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2019, the Group's gross financial debt scheduled to mature in 2020 amounted to 9,076 million euros, and gross financial debt scheduled to mature in 2021 amounted to 5,522 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2019. As of December 31, 2019, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,679 million euros (12,789 million euros of which were due to expire in more than 12 months).
Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2019, 6.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2020.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2019: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 87 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 85 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group. In nominal terms, as of December 31, 2019, 74.6% of the

Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. At the same time, 20.4% of the Group's net financial debt plus commitments was denominated in currencies other than the euro.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 3 million euros for the year ended December 31, 2019, primarily due to the exposure to the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2019, taking into account derivative instruments in place.
During 2019, Telefónica Brazil represented 28.2% (27.7% in 2018), Telefónica United Kingdom represented 14.0% (12.0% in 2018), Telefónica Hispam Norte represented 5.5% (5.1% in 2018) and Telefónica Hispam Sur represented 9.2% (11.0% in 2018) of the OIBDA of the Telefónica Group.
In 2019, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 3.1 percentage points and 2.2 percentage points, respectively, mainly due to the depreciation of the Argentine peso and the Brazilian real (8.8 percentage points and 10.3 percentage points, respectively in the same period of 2018). Furthermore, translation differences in 2019 had a negative impact on the Group's equity of 163 million euros, whereas they had a negative impact on the Group's equity of 2,044 million euros in 2018.
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

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Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Note 25 to the 2019 Consolidated Financial Statements. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 24 to the 2019 Consolidated Financial Statements.
An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions. The Telefónica Group, due to the nature of its activity, is exposed to risks in the field of compliance with anti-corruption legislation, which increases the likelihood of occurrence of this risk. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the abovementioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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Chapter 4 Annual Corporate Governance Report GRI 102-18, 102-19, 102-22, 102-24, 102-25, 102-28, 102-37
.

4.1. Main aspects of Corporate Governance in 2019 and Prospects for 2020
4.2.Structure of the Property
4.3. General Shareholders' Meeting
4.4. The Organisational Structure of the Administrative Bodies
4.5. Transactions with Related Parties and Conflicts of Interest
4.6. Remuneration
4.7. Risk Control and Management Systems
4.8. Internal Risk Control and Management Systems in relation to the Financial Information System (SCIIF)
4.9.Additional Corporate Governance Information

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4.1. Main aspects of Corporate Governance in 2019 and prospects for 2020
4.1.1. Corporate Governance System
Telefónica’s basic corporate governance principles are set forth in its Bylaws, in the Regulations of its Board of Directors, in the Regulations for the General Shareholders’ Meeting and in certain Policies relating to this matter; particularly noteworthy, among others, are the Diversity Policy in relation to the Board of Directors and the Selection of Board Members. These regulations determine the action principles of the Board, govern its organization and operation, and set the rules of conduct of its members.
The principles underlying Telefónica’s corporate governance are the following:
a. the maximization of the value of the Company in the interest of the shareholders,
b. the essential role of the Board of Directors in the supervision of the management of the Company, and
c. transparency as regards information in relations with its stakeholders including employees, shareholders, investors and customers, among others.
As provided in its Regulations of the Board of Directors, the Board will take the necessary measures to ensure: (i) that the Company’s management team pursues the creation of value for the shareholders, (ii) that such management team is under its actual supervision, (iii) that no person or small group of persons holds a decision-making power that is not subject to checks and balances or controls, and (iv) that no shareholder receives privileged treatment compared to the others.
4.1.2. Continuous improvement of Corporate Governance
Telefónica is firmly committed to the ongoing improvement of its corporate governance framework, increasing, strengthening and consolidating best practices in this area.
In connection therewith, the Company constantly analyses and reviews its corporate governance structures and the level of compliance with the main existing good governance recommendations, considering at all times possible initiatives for improvement in the short and medium term and always keeping in mind the search for the governance formula that best defends the interests of the shareholders and the creation of value.
Within this context and throughout 2019, Telefónica has continued to improve and strengthen its corporate governance framework and has also renewed and reorganized its Board of Directors and the Committees of the Board, thereby reflecting its commitment to ensure a balanced and diverse composition; it has also adapted the roles of some of the Committees.

The main changes made were the following:
Changes relating to the Board of Directors

•
At its meeting held on December 18, 2019, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors appointed two Directors of Telefónica, S.A. on an interim basis to fill vacancies, with the classification of Independent Directors: Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé.

Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé filled the vacancies existing on the Board as a result of the voluntary resignation from their positions as Directors tendered by Mr. Wang Xiaochu and Mr. Luiz Fernando Furlán in order to facilitate the renewal of the Board of Directors of the Company.
Both candidates were selected on the basis of the proposal of the headhunting firm Spencer Stuart, and both proposals for appointment were made in light of the expertise, capability, experience, professional merits and willingness of the new Directors to devote the time and effort required for the effective performance of their duties, taking into account exclusively their personal and professional qualifications. The Nominating, Compensation and Corporate Governance Committee also checked and assessed that the new directors were not affected by any of the circumstances described in section 529 duodecies.4 of the Companies Act (Ley de Sociedades de Capital) and that they would be able to perform their duties without being conditioned by their relations with the Company or its Group, its significant Shareholders or its Officers, such that they could be appointed as Independent Directors.
Ms. Claudia Sender Ramírez holds a degree in Chemical Engineering from the Polytechnical School of the University of São Paulo (Brazil), as well as a Master’s in Business Administration (MBA) from the Harvard Business School in Boston (US).
She has extensive international experience, having held executive positions at the highest level at entities from different sectors and in different countries, primarily in Latin America. During her professional career, she has held positions of responsibility focusing more on marketing, customer management, finance, business development and strategic planning; particularly worthy of mention is her participation in the execution of significant strategic projects relating to the transformation of the business to address new challenges, as well as her knowledge of customer-related areas.
Ms. Sender thus has broad international experience in the industrial, financial, services and commercial marketing areas for the building of customer loyalty and the retention of customers, with an international and strategic vision in its

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different aspects, and with extensive knowledge of the Brazilian market, which is of huge importance for Telefónica.
Ms. Verónica Pascual Boé holds a degree in aeronautical engineering from Universidad Politécnica de Madrid (Spain), an MBA CDI from the College des Ingénieurs (France), an Executive Master in Positive Leadership and Strategy (EXMPLS) from the IE Business School, and has completed various graduate studies at INSEAD (Singapore), Stanford (California) and the Harvard Business School (Boston).
She possesses extensive professional experience in the world of technological companies and has promoted the growth and development of the family-run company ASTI since she joined in 2004 as well as engaged in the design and manufacture of robotic items basically for industrial use; she has also held important management positions at such company. Since then, ASTI has grown markedly, both geographically and from the standpoint of solutions, with a view to becoming the benchmark provider in the development of process automation solutions for different production environments.
Ms. Pascual thus has long-standing international professional experience in the areas of entrepreneurship, innovation (Internet of Things, Industry 4.0, and automation of industrial and logistics processes), education and the positive impact of technology on society.

•
Furthermore, at its meeting held on December 18, 2019, and after a favorable report of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors appointed the Independent Director Mr. José Javier Echenique Landiríbar as Vice Chairman of the Board of Directors and, thus, Vice Chairman of the Executive Commission, thus becoming one of the three Vice Chairmen of such bodies.

•
In addition, with the two Executive Directors, Mr. José María Álvarez-Pallete López and Mr. Ángel Vilá Boix, abstaining, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors, at its meeting held on December 18, 2019, appointed Mr. José Javier Echenique Landiribar as Lead Independent Director to replace the Director Mr. Francisco Javier de Paz Mancho (who was reclassified as “Other External” Director).

Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in December 2007, so that, as provided in section 529 duodecies.4 of the Companies Act ("those who, among other situations, have been Directors for a period in excess of 12 years may under no circumstances be considered as Independent Directors”) and since 12 years had passed since his appointment, he was reclassified from Independent Director to “Other External” Director.

Changes relating to the Committees of the Board

•	Amendment of the Regulations of the Board of Directors
The Board of Directors, at its meeting held on December 18, 2019 and at the proposal of the Nominating, Compensation and Corporate Governance Committee (which, as provided in article 3 of the Regulations of the Board, prepared the respective Substantiating Report), approved the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A. in order to adapt the organizational structure of the Committees of the Board of Directors of the Company.
The aforementioned amendment consisted of the following: i) all matters relating to Reputation, Corporate Responsibility and Sustainability, which until then were within the purview of the Regulation and Institutional Affairs Committee, would henceforth be the responsibility of the Service Quality and Customer Service Committee, and ii) changing the name of the Service Quality and Customer Service Committee, which is now called the Sustainability and Quality Committee.
Notice of the aforementioned amendment of the Regulations of the Board of Directors was given to the National Securities Exchange Commission, and the amendment was registered with the Madrid Commercial Registry on January 28, 2020, registration number 1913; it was also made available to the shareholders on the Company’s website. Such amendment will also be reported at the next General Shareholders’ Meeting to be held.

•	Change in the composition of the Committees of the Board of Directors
At a meeting held on December 18, 2019, the Board of Directors and its Committees also approved changes in the composition of the Committees in order to continue to improve and strengthen their performance and the advice and support they provide to the Board of Directors in their respective areas, in line with international best practices and recommendations.
The approved changes were the following:

–	Audit and Control Committee
To appoint as a Member and Chairman of the Audit and Control Committee the Independent Director Mr. Peter Löscher (his appointment as Chairman was to become effective on February 19, 2020, following the preparation of the 2019 annual information; Mr. Echenique thus continued as Chairman of such Committee until the aforementioned date).
Mr. Francisco Javier de Paz Mancho is no longer a Member of the Audit and Control Committee.

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–	Nominating, Compensation and Corporate Governance Committee
To appoint the Independent Director Mr. José Javier Echenique Landiríbar as Chairman of the Nominating, Compensation and Corporate Governance Committee, to replace Mr. Francisco Javier de Paz Mancho, who stays on as a Member of such Committee.
To appoint the Independent Director Ms. María Luisa García Blanco as a Member of the Nominating, Compensation and Corporate Governance Committee, to replace Mr. Luiz Fernando Furlán.

–	Sustainability and Quality Committee
To appoint Other External Director Mr. Francisco Javier de Paz Mancho as a Member and Chairman of the Sustainability and Quality Committee, to replace Mr. Peter Löscher, who is no longer a Member and Chairman of such Committee.
To appoint the Independent Director Ms. Claudia Sender Ramírez as a Member of the Sustainability and Quality Committee to replace Ms. María Luisa García Blanco.

–	Strategy and Innovation Committee
To appoint the Independent Director Ms. Verónica Pascual Boé as a Member of the Strategy and Innovation Committee.
Finally, as regards the Regulation and Institutional Affairs Committee, its composition remains unchanged.
4.1.3. Key issues of the Board of Directors
As of December 31, 2019, key issues of the Board of Directors of Telefónia, S.A. are detailed below:

0.21% total voting rights

6.6 Years - Average Director Ternure

Renewed Board of Directors since 2016
64.71% Directors

New Lead Independent Director
since December 2019

Similarly, regarding the diversity of the Board, the following aspects stand out:

% Directors with the following Knowledge and Skills
Economic/Finance	59%
Risks	41%
Innovation/Technology	29%
Engineering/Phisics	24%
Legal	12%
Humanities	12%

% Directors with Professional Experience in the following sectors
Industry	41%
Banking	29%
Academic	29%
Public Administration	12%
Services	6%
Marketing	6%
NGO/Foundations	6%

Nacionality
Spanish	14
English	1
Austria	1
Brazilian	1

Number of Directors with International Experience
Europe	17
Latin America	17
Asia	3
USA	4

% Women of Board
2016	11%
2017	19%
2018	18%
2019	29%

Board Diversity by Age
Over 60	8
Between 50-60	6
Under 50	3

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Likewise, shown below is the composition of the Board of Directors along with each of its Committees. Additional information can be found in section 4 of the Annual Corporate Governance Report, and in section C of the Annual Corporate Governance Report Statistical Annex.

Name	Post	Board of Directors				Board Committees
		Executive	Proprietary	Independent	Other External	Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Quality	Regulation and Institutional Affairs	Strategy and Innovation
Mr. José María Álvarez-Pallete López	Chairman	X				ll
Mr. Isidro Fainé Casas	ViceChairman		X			l
Mr. José María Abril Pérez	ViceChairman		X			l					l
Mr. José Javier Echenique Landiríbar	ViceChairman and Lead Independent Director			X		l	ll	ll
Mr.Ángel Vilá Boix	Chief Operating Officer	X				l
Mr. Juan Ignacio Cirac Sasturain	Member			X							l
Mr. Peter Erskine	Member				X	l		l			ll
Ms. Sabina Fluxà Thienemann	Member			X				l
Ms. Carmen García de Andrés	Member			X			l		l
Ms. María Luisa García Blanco	Member			X				l		l
Mr. Jordi Gual Solé	Member		X							l	l
Mr. Peter Löscher	Member			X			l				l
Mr. Ignacio Moreno Martinez	Member		X				l		l	ll
Ms. Verónica Pascual Boé	Member			X							l
Mr. Francisco Javier de Paz Mancho	Member				X	l		l	ll	l
Mr. Francisco José Riberas Mera	Member			X
Ms. Claudia Sender Ramírez	Member			X					l
l	Member of the Board Committee
ll	Chairman of the Board Committe

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4.2. Structure of the Property
4.2.1. Share Capital
The share capital of Telefónica, S.A. is set at 5,192,131,686 euros and is divided into 5,192,131,686 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
In 2019, the shares of Telefónica, S.A. were excluded from trading on the London and Buenos Aires Stock Exchanges.
As of December 31, 2019, the total number of shareholders of Telefónica, S.A. amounted to 1.2 million shareholders, and the distribution by investors categories was as follows:

Investor Category	% Share Capital
Domestic Institutional	22%
Foreign Institutional	51%
Retail	27%
Treasury shares
At its meeting held on May 31, 2017, the Board of Directors of the Company approved the General Framework for Discretionary Treasury Stock Operations of Telefónica, S.A., as provided in articles 16.2 and 17.6 of Telefónica’s Internal Rules of Conduct in Matters Relating to the Securities Markets (the “IRC”).
Such General Framework sets forth the discretionary action principles for the management of treasury stock, observing and respecting the provisions of the above-mentioned Rules, particularly as regards restrictions on price, volume and timing of the transactions.
As of the closing date of the 2019 fiscal year, the number of direct shares held as treasury stock stood at 77,562,635 (1.49% of the share capital).
As for the changes in treasury stock that occurred during the fiscal year, see Note 17 (Equity) of the Consolidated Accounts of Telefónica, S.A. for fiscal year 2019.
Furthermore, and in connection with the authorization granted to the Board of Directors by the shareholders at the General Shareholders’ Meeting to acquire the Company’s own shares, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica held on June 8, 2018 resolved to renew the aforementioned authorization granted by the shareholders themselves at the General Shareholders’ Meeting of May 30, 2014 for the derivative acquisition of own shares, either directly or through companies of the Group, on the terms that are literally set forth below:

"A)
To authorize, pursuant to the provisions of Section 144 et seq. of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A., either directly or through any of the subsidiaries, at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.
Such authorization is granted for a period of five years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.
It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B)
To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C)	To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary

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General Shareholders Meeting of the Company on May 30, 2014."
Authorisation to increase share capital
As regards the authorizations conferred in respect of the share capital, and in addition to the authorization already described to acquire the Company’s own shares, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2015 resolved to authorize the Board of Directors in order for it, within a maximum period of five years as from the resolution of the shareholders, to decide, on one or more occasions, to increase its share capital by the maximum nominal amount of 2,469,208,757 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose (with or without a premium), the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the current Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2019, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,469,208,757 euros.
Furthermore, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 9, 2017 delegated to the Board of Directors the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred interests, which may in all cases be simple, exchangeable and/or convertible and/or give the holders thereof an interest in the corporate earnings, as well as warrants, with the power to exclude the pre-emptive right of shareholders. The aforementioned securities may be issued on one or more occasions, at any time, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar securities that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of securities that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of the warrants of each issuance approved in reliance on the delegation shall be taken into account.
Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned securities issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.
Restrictions on the transferability of securities and/or voting rights
As for the existence of restrictions on the transfer of securities and/or voting rights, in accordance with article 26 of the Company’s Bylaws, no shareholder may exercise a number of votes exceeding 10 percent of the total share capital with voting rights existing at any time, regardless of the number of shares held, all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.
The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast -either jointly or separately- by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.
For the purposes indicated in the preceding paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of section 18 of the Companies Act shall apply.
Establishing in the Bylaws the maximum number of votes that may be cast by the same shareholder or by shareholders belonging to the same group (article 26 of the Bylaws) is warranted because the purpose of such measure is to establish an appropriate balance and to protect the position of minority shareholders, preventing a possible concentration of votes on a small number of shareholders, which could affect the furtherance of the corporate interest or the interest of all the shareholders as a guide for the actions of the shareholders at the General Shareholders’ Meeting. Telefónica believes that this measure does not constitute a mechanism to block public tender offers but rather a guarantee that the acquisition of control will require sufficient consensus among all the shareholders since, as is natural and may be seen from experience, potential offerors may condition their offer to the removal of such block.
In addition, and in accordance with section 527 of the Companies Act, at listed companies, bylaw provisions that

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directly or indirectly establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a public tender offer, the offeror has reached a percentage equal to or greater than 70 percent of the capital carrying voting rights, unless such offeror is not subject to equivalent neutralization measures or has not adopted them.
On the other hand, the provisions of Law 19/2003, of July 4, on the Legal System of Transfers of Capital and of Financial Transactions with Foreign Countries (section 7) might also apply, which provisions establish that the Government may decide the suspension of the regime of deregulation on foreign investments set out therein in the event of acts, businesses, transactions or operations that, because of their nature, form or conditions of performance, affect or may affect activities related, even if only occasionally, to public order or activities directly related to the national defense, or activities that affect or may affect public order, public safety and public health.

The shareholders acting at a General Shareholders’ Meeting of Telefónica, S.A. have not resolved to adopt any neutralization measure in the event of a public tender offer in reliance on the provisions of the Securities Market Act.
4.2.2. Significant Shareholders
According to the information existing at the Company, there is no individual or legal entity that directly or indirectly, individually or jointly with others, exercises or may exercise control over Telefónica on the terms set out in section 5 of the Securities Market Act.

As of the closing date of fiscal year 2019, there are, however, certain shareholders holding interests that may be considered significant within the meaning of Royal Decree 1362/2007, of October 19, and which are the following:

Name or corporate name of shareholder	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A. (*)	5.16	0.02	0.00	0.00	5.18
CaixaBank, S.A. (**)	5.00	0.01	0.00	0.00	5.01
BlackRock, Inc. (***)	0.00	5.03	0.00	0.18	5.21
(*) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2019 for the 2019 Annual Report on Corporate Governance.
(**) Based on information provided by CaixaBank, S.A. as at December 31, 2019 for the 2019 Annual Report on Corporate Governance.
(***) On December 27, 2019, BlackRock, Inc. notified the CNMV that its shareholding in Telefónica's share capital was 5.211%. On February 6, 2020 BlackRock, Inc.notified the SEC that its shareholding in Telefónica's share capital was 5.7%.
Breakdown of indirect interest:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0.00	0.02
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	0.01	0.00	0.01
BlackRock, Inc.	Grupo BlackRock	5.03	0.18	5.21
It is hereby stated for the record that Telefónica is not aware of the existence of family, commercial, contractual or corporate relationships (whether significant or not arising in the ordinary course of business) among the holders of significant interests in its share capital.

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Below is a description of the commercial, contractual or corporate relationships existing between the holders of significant interests and Telefónica, S.A. and/or its Group of companies (except for those of little significance or arising in the ordinary course of business):

Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda., and Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate
Shareholding of BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V.

Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, and Perú.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial Collaboration Agreement signed with Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.
CaixaBank, S.A.	Corporate
Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., Telefónica Factoring Perú, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A. (in the latter, without participation of Banco Bilbao Vizcaya Argentaria, S.A.).

CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.
CaixaBank, S.A.	Contractual	Financial Collaboration Agreement signed with CaixaBank, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.

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Similarly, below is a description of the relationships and/or positions of some of the Directors of Telefónica, S.A. with its significant shareholders:

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	-
Ms. Sabina Fluxà Thienemann	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Member of Eastern Territorial Regional Advisory Board (Spain) of Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Jordi Gual Solé	CaixaBank, S.A.	CaixaBank, S.A.	Chairman of CaixaBank, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Fomerly General Manager of Chairman's Office in Banco Bilbao Vizcaya Argentaria, S.A.
Ms. Verónica Pascual Boé	CaixaBank, S.A.	CaixaBank, S.A.	Member of the Territorial Advisory Board of CaixaBank Castilla y León (Spain). Member of the Advisory Board ImaginBank.

Remarks
Mr. José María Abril Pérez and Mr. Ignacio Moreno Martínez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas and Mr. Jordi Gual Solé Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.
Ms. Sabina Fluxà Thienemann                                                                                                                               Member of the Eastern Territorial Regional Advisory Board (which includes the regions of Valencia, Murcia and Baleares) of Banco Bilbao Vizcaya, S.A., to whom she advices as prominent businesswoman on their objective to keep on approaching their business strategy to the current social-economic situation of such regions, without receiving any remuneration for such position.

Ms. Verónica Pascual Boé                                                                               As technology expert, she is member of the Advisory Board ImaginBank (without receiving any remuneration for such position), and of the Territorial Advisory Board of CaixaBank Castilla y León (only receiving a remuneration for allowances not exceeding 3,000 euros per year) .

4.2.3. Directors' Shareholdings
As of December 31, 2019, the total percentage of voting rights held by the Board of Directors was 0.214%.
Specifically, as of such date, and as an indication of their commitment to the Company, the interest in Telefónica, S.A. held by the Executive Chairman, Mr. José María Álvarez-Pallete López, and by the Chief Operating Officer, Mr. Ángel Vilá Boix, amounted to 0.05% and to 0.02% voting rights, respectively.

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4.3. General Shareholders' Meeting
4.3.1. Shareholders’ Rights
The Bylaws of Telefónica, S.A. provide for a single class of shares (common shares), giving all the holders thereof identical rights. There are no non-voting shares or shares carrying more than one vote or with privileges in the distribution of dividends, or reinforced quorum or qualified majorities other than those established by law.
There is no provision for the shareholders at a General Shareholders´ Meeting having to approve decisions entailing an acquisition, disposition or the contribution to another company of essential assets or similar corporate transactions other than those established by law.
This section describes some of the main rights of the shareholders of the Company.
Right to receive information
The General Shareholders’ Meeting is called as much in advance as required by law, through a notice published in, at a minimum, (i) the Official Gazette of the Commercial Registry or one of the widest circulation dailies in Spain, (ii) the website of the National Securities Market Commission and (iii) the Company’s corporate website.

The notice published on the Company’s corporate website remains accessible on a continuous basis at least until the holding of the General Shareholders’ Meeting; the Board of Directors may publish notices in other media, if it deems it advisable, in order to ensure public and effective dissemination of the call to meeting.

From the date of publication of the notice of the call to the General Shareholders’ Meeting, the Company makes available to its shareholders the documents and information that must be provided to them in accordance with legal or bylaw-mandated requirements in connection with the various items included on the agenda; such items and documents are posted on the Company’s website from the above-mentioned date. Notwithstanding the foregoing, shareholders may obtain such documents and information immediately and free of charge at the Company’s registered office, and request that they be delivered or mailed to them free of charge, in the cases and on the terms established by law.
In addition, from the date of publication of the call to the General Shareholders’ Meeting and until the fifth day prior to the date set for the holding of the meeting on first call, any shareholder may request in writing such information or clarifications or ask such questions in writing as it deems relevant concerning the matters included on the Agenda of the call to meeting, or concerning the information accessible to the public that the Company may have provided to the National Securities Market Commission since the holding of the immediately preceding General Shareholders’ Meeting, or concerning the auditor’s report.

The Board of Directors will be required to provide in writing, until the day of the holding of the General Shareholders’ Meeting, the requested information or explanations, as well as to reply, also in writing, to the questions asked. The replies to the questions and to the requests for information will be sent through the Secretary of the Board of Directors by any of the members of the Board or by any person expressly authorized by the Board of Directors for such purpose.
During the holding of the General Shareholders’ Meeting, shareholders may request verbally such information or explanations as they deem appropriate concerning the matters included on the Agenda or with respect to the information accessible to the public provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting or concerning the auditor’s report. in the event that it is impossible to satisfy the shareholder’s right at that time, the Board of Directors will be required to provide such information in writing within seven days of the end of the General Shareholders’ Meeting.
The Board of Directors will be required to provide the requested information as described in the two preceding paragraphs in the manner and within the periods established by law, except in those cases where (i) such information is unnecessary for the protection of the shareholder’s rights or there are objective reasons to consider that it could be used other than for corporate purposes, or the dissemination thereof would harm the Company or its related companies; (ii) the request for information or explanations does not relate to matters included on the Agenda or, in the case of paragraph two of this subsection (Right to Receive Information), to information accessible to the public that was provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting; (iii) it is so established in statutory or regulatory provisions. The exception described in subsection (i) above shall not apply if the information was requested by shareholders representing at least one-fourth of the share capital.
The replies to shareholders attending the General Shareholders’ Meeting from a distance electronically and simultaneously and exercising their right to receive information through such procedure shall be provided, where applicable, in writing, within seven days following the General Shareholders’ Meeting.
Supplement to the call to the General Shareholders’ Meeting
Shareholders representing at least three percent of the share capital may request that a supplement to the call to the Ordinary General Shareholders’ Meeting be published, including one or more items on the Agenda, provided the new items are accompanied by a rationale or, if appropriate, by a duly substantiated proposed resolution. In addition, and on the terms set forth in section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least

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three percent of the share capital may, within five days following publication of the notice of the call to meeting, submit duly substantiated proposed resolutions on matters already included or that must be included on the Agenda. Such rights shall be exercised by means of duly authenticated notice, to be received at the Company’s registered office within five days following publication of the notice of the call to meeting.
Right to attend and to appoint a proxy
Shareholders holding at least 300 shares registered in their name in the respective book-entry register five days prior to the General Shareholders’ Meeting and providing evidence thereof through the respective attendance card or certificate issued by the Company or by any of the Depositary Entities Members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) or in any other form allowed by applicable legislation may attend the General Shareholders’ Meeting called.
Any shareholder having the right to attend may be represented at the General Shareholders’ Meeting by another person, even if such person is not a shareholder. Proxies may be granted through the proxy forms printed on the attendance cards or in any other manner allowed by law, without prejudice to the provisions of the Companies Act regarding cases of representation by family members and the grant of general powers of attorney. The documents granting the proxy for the General Shareholders’ Meeting shall include instructions concerning the direction of the vote. Unless the shareholder granting the proxy expressly states otherwise, it shall be deemed that such shareholder issues precise voting instructions in favor of the proposed resolutions submitted by the Board of Directors on the matters included on the Agenda. If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting could decide on matters that, while not included on the Agenda and therefore not known on the date on which the proxy is granted, might be put to a vote at the General Shareholders’ Meeting, the proxy shall cast the vote in the direction the proxy considers best, taking into account the interest of the Company and that of the shareholder the proxy represents. The same provisions shall apply when the respective proposal or proposals submitted to a decision of the shareholders at the General Shareholders’ Meeting were not made by the Board of Directors.
It is expressly stated for the record that the notice of call of the last Ordinary General Shareholders’ Meeting expressly provided that unless the shareholder granting the proxy expressly stated otherwise, such shareholder would be deemed to issue precise instructions to vote against the respective resolution on any matter that, while not included on the Agenda and therefore not known on the date on which the proxy was granted, might be put to a vote at the General Shareholders’ Meeting.
If the proxy document does not state the specific person to whom the shareholder grants his proxy, it shall be deemed to have been granted to the Chair of the Board of Directors of the Company or to the person who may replace him as Chair of the

General Shareholders’ Meeting. If the appointed proxy should be in a situation of conflict of interest regarding the vote on any of the proposals which, whether or not included on the Agenda, are submitted at the General Shareholders’ Meeting and the shareholder granting the proxy has not issued precise voting instructions, the proxy shall be deemed to have been granted to the Secretary for the General Shareholders’ Meeting.
Shareholders who are not holders of the minimum number of shares required to attend may also grant a proxy in writing with respect to such shares to a shareholder with the right to attend or form a group with other shareholders in the same situation until they have the necessary number of shares, and grant a proxy in writing to one of them.
Right to vote and adoption of resolutions
Every share present in person or by proxy at the General Shareholders’ Meeting shall entitle the holder thereof to one vote.
Resolutions shall be adopted by simple majority, meaning that proposed resolutions will be approved when the number of votes in favor of each proposal is greater than the number of votes against it (regardless of the number of blank votes and abstentions), without prejudice to the reinforced voting quorums established in the law and in the Bylaws.
Rules for amending the Company’s Bylaws
The Bylaws and Regulations for the General Shareholders’ Meeting of Telefónica confer upon the shareholders acting at a General Shareholders’ Meeting the power to approve the amendment of the Bylaws (articles 15 and 5, respectively), subject to applicable legal provisions for all other matters.
The procedure for amending the Bylaws is established in sections 285 et seq. of the Companies Act, and must be approved at the General Shareholders’ Meeting complying with the quorum and majorities required in sections 194 and 201 of the same law. In particular, if the General Shareholders’ Meeting is summoned to deliberate on Bylaw amendments, including capital increases or reductions, on eliminating or restricting pre-emptive rights in respect of new shares and on the transformation, merger, spin-off or the global assignment of assets and liabilities and the relocation of the registered office abroad, then shareholders that own at least fifty percent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, the General Shareholders’ Meeting will be held on second call, in which case at least twenty-five percent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders that represent less than fifty percent of the subscribed capital with voting rights are present at the Meeting, either in person or by proxy, the resolutions referred to above may only be approved when two-thirds of the capital, present or represented by proxy at the Meeting, vote in favor of the resolution.
Pursuant to section 286 of the Companies Act, if the Bylaws are amended, the Directors or, if appropriate, the shareholders who made the proposal must draw up in full the text of their proposed amendment and a written report justifying the

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amendment, which must be made available to the shareholders when the General Shareholders’ Meeting is called to deliberate on the amendment.
Furthermore, and pursuant to section 287 of the Companies Act, the notice calling the General Shareholders’ Meeting must clearly state the items that might be amended, and note that all the shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.
Pursuant to section 291 of the Companies Act, when new obligations are established for the shareholders due to an amendment of the Bylaws, the resolution must be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, the provisions of section 293 of such Act shall apply.
The procedure for voting on proposed resolutions at the General Shareholders’ Meeting is regulated in section 197 bis of the Companies Act and in the internal regulations of Telefónica (in particular, article 23 of the Regulations for the General Shareholders’ Meeting). This article states, among other things, that when amendments are made to the Bylaws, each article or group of articles which is materially different will be voted on separately.
Corporate Website
Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to and content of the Company website, including information on General Shareholders’ Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the “Shareholders and Investors” section (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required but also information that the Company considers to be of interest.
4.3.2. Dialogue with the Shareholders
The Regulations for the General Shareholders’ Meeting and the Regulations of the Board of Directors of Telefónica devote several of their sections to governing the channels whereby relations between the Board of Directors and the shareholders of the Company (both individual shareholders and institutional shareholders and investors) are established in order to thereby ensure the greatest possible transparency in such relations. It is further expressly provided that the Board of Directors undertakes to guarantee equal treatment in its relations with the shareholders. The purpose of the Company’s actions in this area, based on the paramount standard of transparency, is the distribution of all public information generated by the Company, making it accessible to all its shareholders simultaneously and in a non-discriminatory manner, complying with their need for information and ensuring that published information satisfies the standards of quality, clarity and truthfulness.

In addition, and within this context, the Board of Directors of the Company, at its meeting held on November 25, 2015, approved the Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors, the second edition of which was also approved by the Board at its meeting of November 4, 2019 to include new developments and the latest trends on the matter.
In connection therewith, and as provided in such Policy, the Board of Directors of Telefónica is the body responsible for establishing and supervising appropriate mechanisms of communication and relationship with shareholders, institutional investors and proxy advisors that fully respect the rules prohibiting market abuse and that provide similar treatment to shareholders in the same position.
Thus, the Board of Directors, acting through its corresponding decision-making bodies, endeavors to defend, protect and facilitate the exercise of the rights of shareholders, institutional investors and the markets generally within the framework of protecting the corporate interest, which is understood as the achievement of a profitable and sustainable business over the long-term, which fosters its continuity and the maximization of the economic value of the company, all in accordance with the following principles:

a)	Transparency and truthfulness of information.

b)	Periodic public information.

c)	Compliance with applicable law and the internal rules of the Company, especially the Internal Rules of Conduct in Matters Relating to the Securities Markets.
Telefónica communicates with its shareholders and institutional investors through the following channels:

•	Communications to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (CNMV) and other international official bodies.
The Company communicates all information that is deemed privileged or significant under applicable law through the website of the CNMV.
Likewise, the Company delivers each and every one of the communications that it has recorded with the CNMV to all markets on which its shares are admitted to listing. Within this context, as of the date hereof, Telefónica prepares the following financial information on a periodic basis and discloses it to the markets: i) Quarterly results information; ii) Semi-annual results information; iii) Annual Information (Annual Financial Statements and Management Report, which includes the Statement of Non-financial Information); iv) Annual Corporate Governance Report; v) Annual Report on Directors’ Remuneration; and vi) Annual Informational Reports (including the Universal Registration Document filed on an annual basis with the CNMV, or the 20-F report, filed with the Securities and Exchange Commission (SEC) in the United States).

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•	Corporate website of Telefónica.
Access routes to the Shareholders and Investors and “Shareholders’ Area” tabs of the corporate website are the following:
https://www.telefonica.com/accionistaseinversores
https://www.telefonica.com/zona-accionistas
In compliance with applicable legal provisions, the Company has a website, which is an official channel of communication, to allow for the exercise by shareholders of the right to obtain information and to disseminate privileged or significant information required by applicable law
Telefónica’s corporate website also provides access to the following information; i) General information regarding the Company; ii) economic/financial and non-financial information; iii) share information; iv) information on corporate governance; and v) specific information for shareholders (Shareholders’ Corner) focused solely on minority shareholders.
In particular, the presentations of annual, semi-annual and quarterly results, as well as other types of significant institutional or economic/financial presentations, are published through Telefónica’s corporate website.
Telefónica also streams webcasts and conference calls regarding presentations of quarterly results and other significant communications for the market, allowing access to shareholders, analysts and any other persons who so desire.
All documents required by applicable legal provisions regarding the call to and holding of General Shareholders’ Meetings are also published on the corporate website.
Except for certain specific documents, the information on Telefónica’s website is offered in two languages: Spanish and English.

•	General Shareholders’ Meeting.
As already mentioned in preceding paragraphs, the Board of Directors encourages informed and responsible participation by the shareholders at the General Shareholders` Meeting, and adopts such measures and guarantees as may be appropriate to ensure that the shareholders at the General Shareholders’ Meeting effectively perform their duties under the law and the Company’s corporate governance principles.
In addition, from the call to the General Shareholders’ Meeting, the shareholders can access the Office of the Shareholder, which is also specifically located in the room where the General Meeting is held, in order to resolve questions that might be raised by shareholders and respond to and inform those persons who wish to take the floor.
The Office of the General Secretary of the Company, with the support of the Investor Relations Area, is responsible for maintaining ongoing contact and dialogue with proxy advisors,

answering their questions regarding proposed resolutions submitted at the General Shareholders´ Meeting and providing the clarifications they deem to be required.
Likewise, since the General Shareholders’ Meeting held in 2019, the Meeting is broadcast live on Telefónica’s corporate website. This allows shareholders who are not present, investors and interested persons in general to be fully informed of the results and of the matters dealt with.

•	Relationships with shareholders, institutional investors and financial analysts
Telefónica’s general communication policy provides for properly informing, communicating with and responding to its shareholders and investors with transparency, truthfulness, immediacy, equality and symmetry in the dissemination of information. Thus, Telefónica communicates directly with its shareholders, investors and financial analysts through the Investor Relations area.
This area, which is a part of the Finance and Control Division and includes the Office of the Shareholder, is in charge of and responsible for this communication, and therefore, any contact with shareholders, institutional investors or financial analysts must be channeled through it, and it will validate and coordinate any communication that it makes, whether verbal or written, requesting the participation of other areas of the Telefónica Group whose purview covers the issues for which the consultation is made, such as the Office of the General Secretary, Remuneration or Sustainability. Furthermore, the Group’s Investor Relations department will coordinate communication by the various subsidiaries with the market in order to ensure that it is proper, consistent and coherent at all times.
a) Investor Relations
In charge of continuously responding to questions and suggestions on an individualized basis through

•	An e-mail address (ir@telefonica.com)

•	A telephone number (+3491 4828700) and a mailing address (Distrito Telefónica - Edificio Central Pl. 2ª C/Ronda de la Comunicación s/n 28050 Madrid).

•
In addition, to provide detailed reports on the evolution, strategy and results of the Company and to answer questions from analysts and institutional investors, informational meetings and roadshows are organized at the main financial centers worldwide. These meetings are held by both Investor Relations and Telefónica’s management team.

Attendance at forums and conferences in the telecommunications sector or generally in Europe/Latin America is also a natural channel for Telefónica’s communication with institutional investors.
There are also presentations to and meetings with analysts and institutional investors that delve into strategic issues of the Company, which supplement the published information

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and may be necessary or appropriate to facilitate communication and the long-term creation of value.
Within this context and for some years now, Telefónica has an Engagement Program with the Company’s main investors, informing them transparently and on an ongoing basis of, among other things, business strategy, financial performance, corporate governance (composition of the Board of Directors and Good Governance practices), remuneration and sustainability. In addition to Investor Relations, other areas of the Telefónica Group responsible for matters concerning which queries are received, such as the Office of the General Secretary, Remuneration or Sustainability, also participate in this program. The Company is committed to approximately 38 investors, and regularly makes telephone calls and holds face-to-face meetings in London and Paris.
All these measures are used to coordinate and manage communication with the market in order to ensure that it is appropriate, consistent and coherent at all times.
Communication with institutional investors, analysts and shareholders may not take place during the periods prior to publication of the results of the Group or subsidiaries that are subject to securities market rules.
b) Office of the Shareholder
Through the Office of the Shareholder, Telefónica ensures transparent, agile and fluid communications with its shareholders, providing the same information in time and form as that provided to institutional shareholders.
The Company distributes to all of them a communication service consisting of the sending of e-mails with information of interest regarding the Company, significant events (hechos relevantes), news, quarterly results (videos, images, etcétera), a monthly newsletter, the “Acción Telefónica” magazine, stock market information, etc. to encourage transparency and communication between the Company and its shareholders. This type of information is sent to shareholders who request this service and is available for viewing and or downloading at the Shareholders’ Corner (www.telefonica.com/zona-accionistas).
The Office of the Shareholder also holds periodic meetings with shareholders in the various Spanish provinces with the largest number of shareholders, reporting on the Company’s strategy and the latest published results, thereby offering personalized service to shareholders and meeting the requirements of transparency in offering the same information to individual and institutional shareholders. Two-way communication is established between the Company and its shareholders at these meetings, where there can be an exchange of viewpoints.
An annual meeting of Telefónica’s management team with shareholders is also held prior to the holding of the General Shareholders’ Meeting.
Personal communication is maintained with the shareholders throughout the year, both electronically and by mail, and especially upon the presentation of results and on occasion of the principal communications of privileged or significant information, such as distribution of dividends, calls to General Shareholders´ Meetings, corporate transactions, etc.
Furthermore, in order to improve dialogue between the Company and its shareholders, there may be periodic Informational Meetings in which the shareholders participate upon established terms in order to discuss current issues regarding the Telefónica Group that are considered to be of particular interest for this group. These issues can cover regulatory developments in the area of listed companies, aspects relating to the performance of the business or other issues.
The Company publishes the quarterly magazine “Acción Telefónica,” with financial information that includes an explanatory summary of periodic public information of a financial and operational nature, interviews on current events and exclusive campaigns that can be accessed. It is available in both paper form and digital format in the Shareholders’ Corner and may also be viewed on IOS and Android devices by installing the respective app.
The Company also distributes to all its shareholders a monthly newsletter with stock market information, new developments, technological advances, news, videos, offers, promotions, cultural visits, upcoming events, sponsorships, recognitions, etc.
Upon the holding of the General Shareholders’ Meeting, the channels of communication with shareholders are expanded to facilitate their participation therein. The Office of the Shareholder can be contacted directly through a form within a specific microsite for the Meeting. Shareholders can use this medium to ask questions relating to items on the agenda, the delivery of documentation relating thereto, and the procedure for participating in the General Shareholders’ Meeting, either in person or by proxy.
The channels for contacting Telefónica`s Office of the Shareholder are:

•
A toll-free information number (900 111 004) open from 9:00 a.m. to 7:00 p.m., Monday to Friday, except national holidays. This call center is staffed by qualified personnel specializing in the economic/financial field. Information is provided regarding communications of privileged or significant information made by the Company, including the dividend policy, results and corporate transactions, among other things.

•
An e-mail address (accionistas@telefonica.com) for responding to questions and suggestions from the Company’s shareholders. This channel of communication is attended to in Spanish as well as in English

•	A mailing address (Edificio Central Pl. 2ª Ronda de la Comunicación s/n Madrid 20850, Spain).

•	A special tab (Shareholders’ Area) on the corporate website (www.telefonica.com/zona-accionistas).

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Furthermore, throughout the year, the Office of the Shareholder collects and manages the suggestions and requests of the shareholders regarding other areas of the Telefónica Group, such as customer service, billing, sales, etc. and is thus a means for bringing the Company closer to the shareholders.
4.3.3. Main Aspects of the 2019 General Shareholders’ Committee
Quorum and attendance
At the 2019 Ordinary General Shareholders’ meeting, the quorum was 54.65%.
Such quorum breaks down as follows:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
7/6/2019	0.12%	53.62%	0.02%	0.89%	54.65%
Of which, free float	0.07%	32.33%	0.02%	0.89%	33.31%
Outcomes of the votes
All the items on the Agenda were approved by a wide majority; the percentage of affirmative votes was 97.21% on average.
The following table summarizes the resolutions approved at the 2019 Ordinary General Shareholders’ Meeting and the results of the votes:

Item of the Agenda	Summary of the resolution	Votes in favour	Votes Against	Abstentions	Result of the Voting
I.1	Approval of the 2018 Annual Accounts and of the Management Report.	2,717,953,738 (98.44%)	4,052,649 (0.15%)	38,980,411 (1.41%)	Passed
I.2	Approval of the Non-Financial Information Statement.	2,718,072,916 (98.45%)	1,590,850 (0.06%)	41,323,032 (1.50%)	Passed
I.3	Approval of the management of the Board of Directors.	2,680,802,281 (97.10%)	38,750,235 (1.40%)	41,434,282 (1.50%)	Passed
II	Approval of the Proposed Allocation of the Profits/Losses.	2,717,852,920 (98.44%)	6,115,682 (0.22%)	37,018,196 (1.34%)	Passed
III	Shareholder compensation - Distribution of dividends with a charge to unrestricted reserves.	2,720,086,624 (98.52%)	4,449,203 (0.16%)	36,450,971 (1.32%)	Passed
IV	Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.	2,721,651,675 (98.58%)	2,163,672 (0.08%)	37,171,451 (1.35%)	Passed
V	Consultative vote on the 2018 Annual Report on the Directors´ Remuneration.	2,511,710,594 (90.97%)	190,034,502 (6.88%)	59,241,702 (2.15%)	Passed
The full texts of the resolutions adopted by the General Shareholders’ Meeting held on June 7, 2019 may be viewed on the Company’s corporate website and on the CNMV website (Significant Information sent on April 24, 2019).
Communication with shareholders
During 2019 and especially on the occasion of the Ordinary General Shareholders’ Meeting, Telefónica continued to strengthen communications, service and relationships with its shareholders and investors:

–	Call Center (900-111-004 Shareholder Call Center):

•	30,657 queries responded to during 2019

•	12,748 queries during the period of the General Shareholder’ Meeting

–	Shareholders’ Mailbox:

•	6,871 e-mails responded to during 2019

•	2,866 e-mails during the period of the General Shareholders’ Meeting

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4.4. The organisational structure of the administrative bodies
4.4.1. Board of Directors

From left to right, located in the bank, Mr. José Javier Echenique Landiríbar, Vice Chairman and Independent Director; Mr. José María Abril Pérez, Vice Chairman and Proprietary Director; Mr. José María Álvarez-Pallete López, Chairman and Executive Director; Mr. Isidro Fainé Casas, Vice Chairman and Proprietary Director; and Mr. Ángel Vilá Boix, Chief Operating Officer and Executive Director.
From left to right, standing, Mr. Antonio García-Mon Marañés, General Vicesecretary and Viceseretary of the Board; Ms. Verónica Pascual Boé, Independent Director; Mr. Juan Ignacio Cirac Sasturain, Independent Director; Claudia Sender Ramírez, Independent Director; Mr. Peter Löscher, Independent Director; Ms. Sabina Fluxà Thienemann, Independent Director; Mr. Peter Erskine, Other External Director; Mr. Jordi Gual Solé, Proprietary Director; Ms. María Luisa García Blanco, Independent Director; Mr. Francisco José Riberas Mera, Independent Director; Ms. Carmen García de Andrés, Independent Director; Mr. Ignacio Moreno Martínez, Proprietary Director; Mr. Francisco Javier de Paz Mancho, Other External Director; and Mr. Pablo de Carvajal González, General Secretary and Secretary of the Board.

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Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors).
Size
As of December 31, 2019, and on the date of issuance of this Report, the Board of Directors was and is composed of 17 members, whose profiles and professional career appear in Section realted to "Professional career of the members of the Board of Directors".
The complexity of the organizational structure of the Telefónica Group, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justifies the fact that the number of members of the Board is sufficient to achieve the Board’s effective and operational functionality.
Likewise, it is important to bear in mind that the Board of Directors of the Company has six Committees (the Executive Commission and five Advisory Committees), thereby ensuring the active participation of all of its Directors.
Composition by category of Director

•	Executive Directors: 2/17

•	Independent Directors: 9/17
The independent Directors represent 52.94% of the Board of Directors, which complies with corporate governance recommendations, which require that the management body consist of a large majority of external Directors and that the number of independent Directors represent at least one-half of the total number of Directors.

•	Proprietary Directors: 4/17

•	Other External Directors: 2/17
Mr. Peter Erskine and Mr. Francisco Javier de Paz Mancho are considered to be Other External Directors, for the following reasons:

Mr. Peter Erskine was appointed a Director of Telefónica, S.A. in 2006, such that, 12 years after his appointment, and in accordance with the provisions of section 529 duodecies of the Companies Act, in 2018 he was reclassified from Independent Director to “Other External” Director.

Similarly, Mr. Francisco Javier de Paz Mancho was appointed a Director of Telefónica, S.A. in 2007, such that, 12 years after his appointment, and in accordance with the provisions of section 529 duodecies of the Companies Act, in 2019 he was reclassified from Independent Director to Other External Director.

Diversity
Telefónica S.A. has a Director Selection Policy as of November 25, 2015. This Policy was updated on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, consequently, was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors.
This Policy ensures that the proposals for appointment or re-election of Directors are based on a prior analysis of the Board of Directors’ needs, and encourages diversity of knowledge, training and professional experience, age and gender on the Board, free from any implicit bias that might imply any form of discrimination, particularly on account of gender, disability or any other personal condition.
In accordance with the provisions of said Policy, the selection of candidates to serve as a Director of Telefónica adheres to the following principles:
1. An effort is made to ensure that the Board of Directors has a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors.
2. The Board of Directors endeavors to ensure that the procedures for the selection of Directors favor diversity of knowledge, training, professional experience, age and gender, and are free from any implicit biases that might imply any form of discrimination. The purpose of all of these efforts is to ensure that the Board of Directors has a diverse and balanced

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composition overall that (i) enriches analysis and debate, (ii) contributes multiple viewpoints and positions, (iii) favors decision-making, and (iv) gives it maximum independence.
It also ensures that the candidates to serve as a non-Executive Director have sufficient time available for the proper fulfillment of their duties.
3. The process for the selection of candidates to serve as Directors is also based on a prior analysis of the needs of the Company and of its Group. Such analysis is conducted by the Company’s Board of Directors, with the advice and with the mandatory prior justifying report of the Nominating, Compensation and Corporate Governance Committee.
4. The justifying report of the Nominating, Compensation and Corporate Governance Committee is published upon the call to the General Shareholders’ Meeting at which the ratification, appointment or re-election of each Director is submitted.
5. The Nominating, Compensation and Corporate Governance Committee verifies compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Selection of Directors on an annual basis, and provides the corresponding information in the Annual Corporate Governance Report and in such other documents as are deemed appropriate.
Furthermore, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.
Accordingly, the candidates for the position of Director are individuals of recognized prestige, probity, training and professional experience, especially in the areas of telecommunications, automation, economics and finance, accounting, auditing, risk management and/or business administration, with the ability to lead teams made up of individuals belonging to various different fields of activity, as well as broad knowledge about large companies.
Specifically, with regard to gender diversity, the aforementioned selection procedures do not suffer from any implicit bias that would hinder the selection of Directors. In fact, the Company has purposely sought out women who fit the desired professional profile. In this regard, in terms of the percentage of female Directors with respect to the total number of members of the Board of Directors, Table C.1.4 in the Statistical Exhibit shows the qualitative leap that the Company has made in this area, having gone from 11.11% in 2016 to 29.41% in 2019.
All of the measures and procedures that have been agreed upon and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee in order to include on the Board a number of females that enables a balanced presence, and to prevent the selection procedures from being affected by any implicit bias that would hinder the appointment of female Directors, have been initiated and implemented by the Company.

Thus, in the change in the composition of the Company’s Board of Directors that was implemented in 2016, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Sabina Fluxà Thienemann as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on May 12, 2016.
Similarly, in the change in the composition of the Company’s Board of Directors that was implemented in 2017, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on June 9, 2017.
Likewise, in 2018 the Company’s Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. María Luisa García Blanco as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica held on June 8, 2018.
Last, in 2019 the Company’s Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé as Independent Directors of Telefónica. Their ratification is expected to be proposed at the next Ordinary General Shareholders’ Meeting.
It should also be noted that the same criteria and principles that the Company applies to the process of selecting and appointing the members of the Board of Directors are applied to the appointment of the Directors who are part of the various Committees of the Company’s Board of Directors.
In this regard, in 2019 the Nominating, Compensation and Corporate Governance Committee verified compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the selection of Directors on the occasion of the appointment of Ms Claudia Sender Ramírez and Ms Verónica Pascual Boé as Directors and the appointment of the members of the Committees of the Board of Directors.
Last, with regard to performance evaluation, the Board of Directors conducts an annual evaluation of its operation and of that of its Committees, assessing in particular the application, in terms of the composition and competencies of the Board of Directors, of the various aspects of diversity included in the aforementioned Policy, as well as the performance of the Chairman of the Board of Directors, of the Company’s Chief Executive Officer and of the various Directors, paying special attention to the heads of the various Board Committees and adopting appropriate measures for their improvement.
The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors is public and may be viewed on the corporate website (www.telefonica.com).
Procedure for the Selection, Appointment, Re-election and Cessation of Directors

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Selection and Appointment
As mentioned earlier, Telefónica’s Bylaws provide that the Board of Directors shall consist of a minimum of five and a maximum of twenty members, who shall be appointed by the shareholders at the General Meeting.
The Directors shall hold office for a maximum period of four years and may be re-elected one or more times for periods of the same maximum length. On a provisional basis, the Board of Directors, in accordance with the provisions of the Companies Act and of the Bylaws, may fill existing vacancies on an interim basis.
In this regard, it should be noted that on certain occasions, when it is indispensable because vacancies have occurred after the General Shareholders’ Meeting was held, and in accordance with the provisions of the Companies Act, Directors are appointed on an interim basis, subject to ratification at the next General Shareholders’ Meeting.
Otherwise, and in any event, the proposals for the appointment of Directors must comply with the provisions of the Bylaws and of the Regulations of the Board of Directors, must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee and, in the case of Independent Directors, by the corresponding proposal. Likewise, the proposal for the appointment of a natural person as the representative of a Director that is a legal entity must be the subject of a report by the Nominating, Compensation and Corporate Governance Committee.
In this regard, and in accordance with the responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee, this Committee must evaluate the skills, knowledge and experience necessary on the Board of Directors, defining the functions and competencies required of the candidates who must fill each vacancy, and evaluating the specific amount of time and dedication that will allow them to perform their duties effectively.
With regard to the latter, and in accordance with the provisions of Article 28.2 of the Regulations of the Board of Directors, those who are members of more than five Boards of Directors of other companies other than Telefónica, S.A. and its Group companies may not be appointed to the Company's Board. For these purposes, a) all Boards of Directors of companies that are part of the same Group shall be counted as a single board of directors; and b) those Boards of Directors of asset-holding companies or those that constitute vehicles or complements for the professional exercise of the Director himself/herself, his/her spouse or person with a similar relationship, or his/her closest relatives, shall not be counted. As an exception, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.
Similarly, it must submit to the Board of Directors the proposals for the appointment of Independent Directors, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for the re-election or separation of said Directors at the General Shareholders’ Meeting. Likewise, it must report on the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General

Shareholders’ Meeting, along with the proposals for their re-election or separation at the General Shareholders’ Meeting.
Similarly, it shall explain the category of each Director by the Board of Directors at the General Shareholders’ Meeting at which the shareholders must make or ratify their appointment. Furthermore, such category shall be reviewed annually by the Board, after verification by the Nominating, Compensation and Corporate Governance Committee, and a summary of this review shall be included in the Annual Corporate Governance Report.
In any case, and in the event of the re-election or ratification of Directors at the General Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of Independent Directors, the proposal of said Committee, shall contain an assessment of the work and effective dedication to the position during the last period of time in which it was held by the proposed Director.
The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates proposed for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.
The Board of Directors must endeavor to ensure that the procedures for the selection of its members favor diversity of gender, experience and knowledge, are free from any implicit bias that might imply any form of discrimination, and, in particular, facilitate the selection of female Directors.
In this regard, and as mentioned earlier, at its meeting of November 25, 2015 the Board of Directors approved a Policy for the Selection of Directors. Furthermore, on December 13, 2017, the Board of Directors approved an update of the said Policy to include the Diversity Policy applicable to the Board of Directors, such that it was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members and reflects compliance with the most recent regulatory standards regarding diversity.
The Nominating, Compensation and Corporate Governance Committee shall verify, on an annual basis, compliance with the policy for the selection of Directors, and shall include the corresponding summary in the Annual Corporate Governance Report.
Re-election
The Company’s Directors may be re-elected one or more times for periods of the same length as that of the initial period.
In the same way as proposals for appointments, proposals for the re-election of Directors must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee, and, in the case of Independent Directors, by the corresponding proposal.
Cessation or Removal
Directors shall cease to hold office when the time period for which they were appointed expires, or when so decided by the

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shareholders at the General Meeting in the exercise of the powers legally granted to them.
When a Director ceases to hold office before the end of his or her term, such Director must explain the reasons in a letter that will be sent to all of the members of the Board of Directors.
The Board of Directors shall not propose the removal of any Independent Director prior to the end of the bylaw-mandated period for which the said Director was appointed, unless due grounds therefor are present, as acknowledged by the Board after a report by the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent in his position.
The removal of Independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the structure of the company’s capital.
Likewise, in accordance with the provisions of article 12 of the Regulations of the Board of Directors, the Directors must tender their resignation to the Board of Directors and formalize the said resignation in the following cases:

a.	When they cease to hold the executive positions with which their appointment as Directors was associated, or when the reasons for their appointment no longer exist.

b.	When they are affected by any of the cases of incompatibility or prohibition provided by Law.

c.	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d.	When their continued presence on the Board of Directors might affect the Company’s credit or its reputation on the market, or otherwise jeopardize its interests.
Similarly, article 30.h) of the Regulation establishes that Directors must report to the Board, as promptly as possible, any circumstances pertaining to themselves that might damage the Company’s credit or its reputation.
In this regard, it should be noted that no member of the Board of Directors has reported to the company that he or she has been prosecuted or has been the recipient of an order for the opening of oral proceedings for any of the offenses mentioned in section 213 of the Companies Act.
Neither the Bylaws nor the Regulations of the Board establish any limit as to the age of the Directors.

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Professional background of the members of the Board of Directors

MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ
Executive Chairman
Executive Director
Joined the Board in 2006.

Nationality: Spanish. Born in 1963 in Madrid, Spain.

Education: Degree in Economics from Universidad Complutense de Madrid. Also studied Economics at the Université Libre of Brussels. International Management Program (IMP) at the IPADE Business School (Pan American Institute of Senior Management). Advanced Studies Diploma from the Chair of Financial Economics and Accounting of Universidad Complutense de Madrid.

Experience: He began his professional activity at Arthur Young Auditores in 1987, before joining Benito & Monjardín / Kidder, Peabody & Co. in 1988. In 1995 he joined Compañía Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Research Department. In 1996 he was appointed Chief Financial Officer for Spain, and in 1998 General Director of Administration and Finance of the CEMEX Group in Indonesia and a member of the Board of Directors of CEMEX Asia Ltd.

He joined the Telefónica Group in February 1999 as Chief Financial Officer of Telefónica Internacional, S.A.U. In September of that year he became the General Director of Corporate Finance at Telefónica, S.A. In July 2002 he was appointed CEO of Telefónica Internacional, S.A.U.; in July 2006, General Director of Telefónica Latinoamérica; and in March 2009, President of Telefónica Latinoamérica. In September 2011 he became the CEO of Telefónica Europa. And in September 2012 he was appointed Chief Operating Officer of Telefónica, S.A. On April 8, 2016 he was appointed Executive Chairman (Chief Executive Officer) of Telefónica, S.A.

Other relevant positions: He is currently a Trustee of Fundación Telefónica.

Board Committees of which he is a member: The Executive Commission (Chairman).

MR. ISIDRO FAINÉ CASAS
Vice Chairman
Proprietary Director
Joined the Board in 1994.

Nationality: Spanish. Born in 1942 in Manresa, Spain.

Education: Doctorate in Economics; ISMP in Business Administration from Harvard University; and Diploma in Senior Management from the IESE. Academic Numerary of the Royal Academy of Economics and Finance and of the Royal Academy of Doctors.

Experience: He began his professional career in banking as Director of Investments at Banco Atlántico in 1964. Later, in 1969, he joined the Banco de Asunción in Paraguay as its General Director. He then returned to Barcelona to hold various positions of responsibility in several financial organizations: Personnel Director of Banca Riva y García (1973); Director and General Director of Banca Jover (1974); and General Director of Banco Unión (1978). In 1982 he joined la Caixa as its Assistant General Director, holding various positions of responsibility. In April 1991 he was appointed Executive Deputy General Director, and in 1999, General Director of the company, whose presidency he assumed in June 2007, remaining until June 2014. He was also the President of Naturgy Energy Group, S.A. from September 2016 to February 2018, when he was named President Emeritus. He served as President of CaixaBank, S.A. from 2011 until his resignation as a member of the Board of Directors in 2016.

Other relevant positions: He is currently Chairman of the Board of Trustees of Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona la Caixa and of Criteria Caixa, S.A.U., as well as a Director of the Bank of East Asia and of Suez; President of the Spanish Confederation of Savings Banks (CECA), the World Savings Bank Institute (WSBI), and Vice-President of the European Savings Banks Group (ESBG); President of the Spanish Confederation of Senior Officers and Executives (CEDE), of the Spanish Chapter of the Club of Rome and of the Financial Circle. Member of the Board of Trustees of the Prado National Museum, and Carlos Slim Foundation.

Board Committees of which he is a member: The Executive Commission (Vice Chairman).

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MR. JOSÉ MARÍA ABRIL PÉREZ
Vice Chairman
Proprietary Director
Joined the Board in 2007.

Nationality: Spanish. Born in 1952 in Burgos, Spain.

Education: Degree in Economics from the Commercial University of Deusto, and a professor for nine years at said university.

Experience: Between 1975 and 1982 he was the Chief Financial Officer of Sociedad Anónima de Alimentación (SAAL). Thereafter, and until joining Grupo Banco Bilbao Vizcaya Argentaria, he held the position of Chief Financial Officer of Sancel-Scott Iberica. In 1985 he joined Banco Bilbao as Director of Corporate Banking Investment. Subsequently, from January to April 1993, he was the Executive Coordinator of Banco Español de Crédito, S.A. In 1998 he was appointed General Director of Grupo Industrial, and in 1999, a member of the Management Committee of Grupo BBV. He has been a director, among other companies, at Repsol, Iberia and Corporación IBV, and Vice-President of Bolsas y Mercados Españoles (BME). In 2002 he was appointed General Director of Wholesale and Investment Banking and a Member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman), and the Strategy and Innovation Committee (Member).

MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR
Vice Chairman and Lead Independent Director
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1951 in Isaba (Navarre), Spain.

Education: Degree in Economics and Actuarial Sciences from the University of the Basque Country, and Professor of Quantitative Social Security Techniques at the Bilbao School of Economic Sciences of said university for several years.

Experience: He has been Director and General Manager of Allianz-Ercos, and General Manager of the BBVA Group (Head of Wholesale Business: Global Investment Banking, Global Corporate Banking, Business Banking, Administrative Banking, Local Credit Bank, Asset Management, Banking in Europe, Insurance and Estate Planning, E-Business, and the Industrial and Real Estate Group). He has also been a member of the Board of Directors of Repsol, S.A.; Celestics Holding, S.L.; Banco Guipuzcoano, S.A. (Chairman); Telefónica Móviles, S.A.; Sevillana de Electricidad, S.A.; Acesa; Hidroeléctrica del Cantábrico; Corporación IBV; Metrovacesa; Corporación Patricio Echeverría; Grupo BBVA Seguros; Grupo Edhardt; Uralita; Grupo Porres (Mexico), and Abertis Infraestructuras, S.A.

Other relevant positions: He is currently a member of the Board of Directors of Banco Sabadell (Vice-President); ACS Actividades de Construcción y Servicios, S.A.; ACS Servicios, Comunicaciones y Energía, S.L.; and Grupo Empresarial ENCE, S.A. He is also a Trustee of Fundación Novia Salcedo, a Director of the Deusto Business School, a member of the Círculo de Empresarios Vascos and a member of the McKinsey Advisory Council.

Positions in other companies within the Telefónica Group (no executive duties): He is a Director of Telefónica Móviles México, S.A. de C.V. and of Telefónica Audiovisual Digital, S.L.U.

Board Committees of which he is a member: The Executive Commission (Vice Chairman); the Nominating, Compensation and Corporate Governance Committee (Chairman); and the Audit and Control Committee (Chairman).

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MR. ÁNGEL VILÁ BOIX
Chief Operating Officer
Executive Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Barcelona, Spain.

Education: Degree in Industrial Engineering from the Polytechnic University of Catalonia in Barcelona, and an MBA from Columbia Business School.

Experience: He joined Telefónica in 1997, assuming successively the positions of Controller of the Group, CFO of Telefónica Internacional, Director of Corporate Development and General Manager of Finance and Corporate Development. In 2015 he was appointed General Manager of Strategy and Finance. Before joining Telefónica, he developed his professional career at Citigroup, McKinsey & Co., Ferrovial and Planeta. In the financial sector, he was a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) and of the Advisory Panel of Macquarie MEIF Infrastructure Funds.

In the TMT (Technology, Media and Telecom) sector, he was the President of Telefónica Contenidos, Vice-President of Telco S.p.A. (Italy) and a member of the Board of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos.

Other relevant positions: He is currently a Trustee of Fundación Telefónica.

Board Committees of which he is a member: The Executive Commission (Chief Operating Officer).

MR. JUAN IGNACIO CIRAC SASTURAIN
Member
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1965 in Manresa, Spain.

Education: Degree and doctorate in Physics from Universidad Complutense de Madrid. Areas of specialization: Quantum optics, quantum computing and atomic physics.

Experience: Scholarship under the Research Staff Training Program, Department of Optics, Universidad Complutense de Madrid (1989-1991); Full Professor of the University, Department of Applied Physics, University of Castilla La Mancha (1991-1996); Researcher, Joint Institute for Laboratory Astrophysics, University of Colorado (1993-1994); Professor, Institut für Theoretische Physik, Leopold Franzens Univesität Innsbruck (1996-2001); Associate Editor, Physical Review A (2000-2003); Associate Editor, Spanish Journal of Physics (2002-2005); member of the International Advisory Board QIP IRC, EPSRC, United Kingdom (2005-2008); member of the Kuratorium IQOQI, Austrian Academy of Sciences (2005-2008); Associate Editor, Review of Modern Physics (2005-2011); member of the CIAR Review Panel, Toronto, Canada (2007-2008); member of the xQIT Visiting Committee, MIT (2007-2009); member of the ITAMP Advisory Board, Harvard University (2007-2010); member of the Governing Council, Higher Council for Scientific Research (2008-2010); member of the Review Panel, QSIT, Swiss National Scientific Foundation (2011-2017); and Managing Director, Max-Planck Institut für Quantenoptik (2014-2015 and 2005-2007).

Other relevant positions: He is currently Co-Director of the Center for Quantum Sciences and Technologies in Munich (since 2019); Director of the Max Planck International School of Quantum Sciences and Technologies (since 2016); member of the Advisory Committee of Fundación la Caixa (since 2016); member of the Advisory Board of the Interdisciplinary Institute of Information Sciences, Tsinghua University (since 2015); member of the Advisory Board of the Russian Quantum Center (since 2012); member of the Advisory Board of Annalen der Physik (since 2012); member of the Science Committee, Fundación BBVA (since 2010); member of the Advisory Board of the Benasque Science Center (since 2008); member of the Science Advisory Board, Center for Quantum Technology, NUS, Singapore (since 2007); Honorary Professor, Technical University of Munich (since 2002), Director of the Theory Division, Max-Planck Institut für Quantenoptik; member of the Max Planck Society (since 2001); and the Founder and Editor of the journal Quantum Information and Computation (since 2001).

Board Committees of which he is a member: The Strategy and Innovation Committee (Member).

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MR. PETER ERSKINE
Member
Other External Director
Joined the Board in 2006.

Nationality: English. Born in 1951 in London, United Kingdom.

Education: Degree in Psychology from the University of Liverpool. Doctor honoris causa from the University of Reading.

Experience: He began his professional career in the marketing area at Polycell and at Colgate Palmolive. He worked for several years in the MARS Group before being appointed European Vice-President of Mars Electronics. In 1990 he was appointed Vice-President of Marketing and Sales at UNITEL. He joined British Telecom (BT) in 1993, and between 1993 and 1998 he held several high-level positions, including that of Director of BT Mobile and that of President and Executive Director of Concert. In 1998 he became General Manager of BT Cellnet. Subsequently, in 2001, he became a director and Chief Executive Officer of O2, Plc. (now known as Telefónica O2 Holdings Limited). In 2006 he became President of this company, serving until December 31, 2007, on which date he was appointed a Non-Executive Director. In January 2009 he joined the Board of Ladbrokes Plc. as a Non-Executive Director and was then appointed President in May 2009. In December 2015 he left that position, having played a leading role in the merger of Ladbrokes PLC with Gala Coral Group.

Other relevant positions: He is currently President of the BRAINSTORM charity, which focuses on funding brain tumor research.

Positions in other companies within the Telefónica Group (no executive duties): He is a member of the Supervisory Board of Telefónica Deutschland Holding AG (since 2016).

Board Committees of which he is a member: The Executive Commission (Member); the Strategy and Innovation Committee (Chairman); and the Nominating, Compensation and Corporate Governance Committee (Member).

MS. SABINA FLUXÀ THIENEMANN
Member
Independent Director
Joined the Board in 2016.

Nationality: Spanish. Born in 1980 in Palma de Mallorca, Spain.

Education: Degree in Business Administration and Management. MBA from ESADE, and completion of the IESE Senior Management Program.

Experience: In January 2005 she joined the Iberostar Group, a Spanish multinational company that has been active in the tourism business since 1956.

Other relevant positions: She is currently the Vice-President and CEO of the Iberostar Group. She also currently holds the positions of member of Eastern Territorial Regional Advisory Board (Spain); member of the Board of Governors of APD Illes Baleares; and Trustee of the Iberostar Foundation.

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member).

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MS. CARMEN GARCÍA DE ANDRÉS
Member
Independent Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1962 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Pontificia de Comillas, ICADE.

Experience: She joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985 and was promoted to Director in 1995, becoming a partner of the firm in the year 2000. Since then, she has held several positions of responsibility at Landwell Lawyers and Tax Advisors, and in the Tax Law Area of PwC. Specializing in advising large companies, she has been a representative of the Spanish firm in the International Group of Indirect Taxation Specialists for more than 6 years. Since 1998 the scope of her work has consisted essentially of advising multinational companies established in Spain with strong international involvement.

From 2004 to 2007 she was a Managing Partner in the Major Consumption, Distribution, Industry and Services Group of Madrid, with more than 30 specialists in a variety of legal and tax-related fields. Furthermore, between 2005 and 2007 she headed the Women in PwC diversity program. From 2005 to 2010 she was affiliated with the Leadership and MET (Women, Business and Technology) Program of the Business Institute. She was also a Professor of International Taxation at ESADE during the 2005/06 and 2006/07 academic years, and a facilitator at the Circles of Trust Center for Courage and Renewal 2017. From 2013 to April 2017, she served as President of the Youth Business Spain Foundation.

Other relevant positions: She is currently President of Fundación Tomillo. She is also a Director of Fundación Tomillo Tietar and a member of its Board of Trustees, as well as being a member of the Board of Trustees of the Youth Business Spain Foundation. Since June 2011 she has been a member of the Board of Directors of the Spanish Association of Foundations (AEF), currently serving as its Treasurer. She is a member of the Board of Trustees of Fundación Secretariado Gitano; of Fundación Xavier de Salas; and a member of the Board of the Juntos por el Empleo collective initiative for the most disadvantaged. She was a co-founder of Fundación Aprendiendo a Ser and has been a trustee of the foundation since December 2018.

Board Committees of which she is a member: The Audit and Control Committee (Member), and the Sustainability and Quality Committee (Member).

MS. MARÍA LUISA GARCÍA BLANCO
Member
Independent Director
Joined the Board in 2018.

Nationality: Spanish. Born in 1965 in Córdoba, Spain.

Education: Law degree from the University of Córdoba.

Experience: Government attorney (1992 promotion), on leave since October 2013. She was Assistant General Manager of Constitutional and Human Rights, and the government attorney heading the Department of Constitutional and Human Rights. Representative of the Kingdom of Spain to the European Court of Human Rights. Coordinator and leader of the Spanish Delegation to various United Nations Committees in Geneva (2002-2013). Other noteworthy activities include: Secretary of the Board of Directors of the State Society of Agricultural Infrastructures of the North (SEIASA DEL NORTE) and of its Audit and Control Committee (1999-2010); member of the Board of Directors of the State Society of Agricultural Infrastructures (SEIASA) (2010-2013); Director of the State Water Company of the North Basin (ACUANORTE) (2009-2012) and of the State Water Company of the Basins of Spain (AcuaEs) (2012-2013); and coordination and cooperation activities for the promotion and defense of human rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009), and Guatemala (2010).

Other relevant positions: Founding Partner of the firm of Salama García Blanco, whose major areas of activity include administrative constitutional law; advising and providing technical protection for credit institutions; civil and commercial procedure; and arbitration (Arbitrator in the Spanish Court of Arbitration; in the Court of Arbitration of the Official Chamber of Commerce, Industry and Services of Madrid; and in the Civil and Commercial Court of Arbitration (CIMA).

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member), and the Regulation and Institutional Affairs Committee (Member).

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MR. JORDI GUAL SOLÉ
Member
Proprietary Director
Joined the Board in 2018.

Nationality: Spanish. Born in 1957 in Lérida, Spain.

Education: Doctorate in Economics (1987) from the University of California (Berkeley); Professor of Economics at IESE Business School; and Research Fellow of the Center for Economic Policy Research (CEPR) in London.

Experience: Before assuming the Presidency of CaixaBank, he was the Chief Economist and Executive Director of Strategic Planning and Research at CaixaBank, and the General Manager of Planning and Strategic Development at CriteriaCaixa. He joined Grupo 'la Caixa' in 2005. He has been a member of the Board of Directors of Repsol; an Economic Advisor in the General Directorate of Economic and Financial Affairs of the European Commission in Brussels; and a visiting professor at the University of California, Berkeley; the Université Libre de Bruxelles; and the Barcelona Graduate School of Economics.

Other relevant positions: He has been the President of CaixaBank since 2016. He is also a member of the Supervisory Board of Erste Group Bank; the Chairman of FEDEA; Vice-President of the Economics Club and of Fundación Cotec para la Innovación; and a member of the Board of Trustees of the CEDE Foundation, the Elcano Royal Institute, and Barcelona Mobile World Capital.

Board Committees of which he is a member: The Regulation and Institutional Affairs Committee (Member) and the Strategy and Innovation Committee (Member).

MR. PETER LÖSCHER
Member
Independent Director
Joined the Board in 2016.

Nationality: Austrian. Born in 1957 in Villach, Austria.

Education: Degree in Economics from the Vienna University of Economics, and in Business Administration from the Chinese University of Hong Kong. MBA from the Vienna University of Economics, and completion of the Harvard Business School Advanced Administration Program. Honorary doctorate in Engineering from Michigan State University; honorary doctorate from the Slovak University of Engineering in Bratislava.

Experience: Former Chairman of the Supervisory Board of OMV AG (Austria). From March 2014 to March 2016, he was the CEO of Renova Management AG (Switzerland). Former Chairman and CEO of Siemens AG. He was previously the President of Global Human Health; a member of the Executive Board of Merck & Co., Inc.; Chief Operating Officer of GE Healthcare Bio-Sciences, a member of the Corporate Executive Council of GE; and Director of Operations and a member of the Board of Amersham Plc. He held executive leadership positions at Aventis and Hoechst. He also served as Chairman of the Board of Directors of the Siemens Foundation.

Other relevant positions: He is currently Chairman of the Board of Directors of Sulzer AG; a Director of Thyssen-Bornemisza Group AG (Switzerland); and a non-executive member of the Board of Directors of Doha Venture Capital LLC, in Qatar.

He is also an emeritus member of the Advisory Board of the Economic Development Board of Singapore and a member of the International Advisory Board of Bocconi University, as well as being an honorary professor at Tongji University (Shanghai).

Board Committees of which he is a member: The Audit and Control Committee (Member) and the Strategy and Innovation Committee (Member).

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MR. IGNACIO MORENO MARTÍNEZ
Member
Proprietary Director
Joined the Board in 2011.

Nationality: Spanish. Born in 1957 in Santander, Spain.

Education: Degree in Economics and Business Administration from the University of Bilbao. Master’s degree in Business Administration (MBA) from INSEAD.

Experience: Until October 2016 he was the Chief Operating Officer of Metrovacesa, S.A. He previously served as the President of the Company. He was also the General Manager of the Presidency Area at Banco Bilbao Vizcaya Argentaria, S.A. (BBVA); Chief Operating Officer of N+1 Private Equity; and Chief Operating Officer of Vista Capital Expansión, S.A., SGECR (Private Equity). At the Corporación Bancaria de España, S.A. - Argentaria he served, among other functions, as Assistant General Manager for Corporate and Institutional Banking; as Chief Operating Officer of Desarrollo Urbanístico Chamartín, S.A.; and as President of Argentaria Bolsa, Sociedad de Valores. He worked at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital, as Office Manager, Corporate Banking Manager and Senior Private Equity Manager.

Other relevant positions: He is currently the President of Metrovacesa, S.A.; a Director of Roadis Transportation Holding, S.L.U.; and a Director of General de Alquiler de Maquinaria, S.A. (GAM). He is also a Senior Advisor at Apollo Investment Consulting Europe LTD. for Spain.

Board Committees of which he is a member: The Audit and Control Committee (Member), the Regulation and Institutional Affairs Committee (Chairman) and the Sustainability and Quality Committee (Member).

MS. VERÓNICA PASCUAL BOÉ
Member
Independent Director
Joined the Board in 2019.

Nationality: Spanish and French. Born in 1979 in Barcelona, Spain.

Education: Degree in Aeronautical Engineering from the Universidad Politécnica de Madrid. Master’s degree in Business Administration (MBA) from the College des Ingenieurs de Paris, and Executive Master’s degree in Positive Leadership and Strategy (EXMPLS) from the IE Business School. She also completed several postgraduate courses at INSEAD, Stanford and the Harvard Business School.

Experience: She began her professional career at the international level in the Human Resources Strategic Management Department of the Bouygues multinational industrial group. In 2004 she joined the family company ASTI, holding various management positions at that company (in Technical Management and Commercial Management). By the end of 2006 she was its General Manager, and in 2008 she opted to acquire said company.

She had previously held a variety of positions, including, among others: Sponsor and Founder of the Digital Innovation Hub of Burgos, through ASTI de DIHBU (2018); President of the Grupo de Trabajo de Industria 4.0 of the Governing Authority of Castile and León (2016-2018); President of the Comisión de Industria 4.0 and Vice-President of Talent Development at AMETIC (2016-2018); Member of the Advisory Board of the Quality Agency of the University System (2015-2016); member of the Advisory Board of the EAE Business School (2015-2016); member of the Governing Board of APD Castile and León (2014-2015); member of the Board of Directors of Empresa Familiar Castilla y León (2001-2013).

Other relevant positions: She currently heads a group of companies linked to the digital transformation led by ASTI Mobile Robotics Group, a company based in Spain, France, Germany and the United States, dedicated to providing autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive industry, food, cosmetics, pharmaceuticals and retail sales. She is also a Director of General de Alquiler de Maquinaria, S.A. (GAM).

Board Committees of which she is a member: The Strategy and Innovation Committee (Member).

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MR. FRANCISCO JAVIER DE PAZ MANCHO
Member
Other External Director
Joined the Board in 2007.

Nationality: Spanish. Born in 1958 in Valladolid, Spain.

Education: Degree in Information and Advertising. Studied law. Senior Business Management Program at the IESE (University of Navarre).

Experience: From September 2014 to March 2016 he was the Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. From July 2006 to November 19, 2014 he was a member of the Executive Committee of the Superior Council of Chambers. From 2008 to May 10, 2018 he was a Director of Telefónica Argentina, S.A. From December 2008 to December 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From June 2004 to December 2007 he was the Chairman of the MERCASA National Company. He was also Deputy Chairman and Director of Corporate Strategy of the Grupo Panrico Donuts (1996-2004); General Manager of Internal Trade at the Ministry of Commerce and Tourism (1993-1996); General Secretary of the Consumers’ Union of Spain (UCE); Chief Executive Officer of the magazine Ciudadano (1990-1993); General Secretary of Juventudes Socialistas; and a member of the Executive Board of the PSOE (1984-1993). He has also held the following positions and responsibilities: Director of Túnel del Cadí (2004-2006); President of the Pan y Bollería Marca Employers’ Group (COE) (2003-2004); Director of Mutua de Accidentes de Zaragoza (MAZ) (1998-2004); Director of the Grupo Panrico (1998-2004); Head of the Commercial Distribution Monitoring Office of the Ministry of Commerce and Tourism (1994-1996); member of the Economic and Social Council and of its Standing Committee (1991-1993 and 1996-2000); and Director of Tabacalera, S.A. (1993-1996).

Positions in other companies within the Telefónica Group (no executive duties): He is the Chairman of Telefónica Ingeniería de Seguridad, S.A.; a Director of Telefónica Móviles de Argentina, S.A.; a Director of Telefônica Brasil, S.A.; and a Director of Telefónica Móviles México, S.A. de C.V.

Board Committees of which he is a member: The Executive Commission (Member), the Sustainability and Quality Committee (Chairman), the Nominating, Compensation and Corporate Governance Committee (Member) and the Regulation and Institutional Affairs Committee (Member).

MR. FRANCISCO JOSÉ RIBERAS MERA
Member
Independent Director
Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degrees in Law and in Economics and Business Administration from Universidad Pontificia de Comillas (ICADE E-3), Madrid.

Experience: He began his professional career holding a variety of positions in Grupo Gonvarri, as Director of Corporate Development and later as its Chief Executive Officer. In 1997 he created Gestamp Automoción, and since then has served as its Executive Chairman, creating over time what is now the Grupo Gestamp, a global leader in metal components for the automotive industry.

Other relevant positions: He is currently the Executive Chairman of Gestamp Automoción. He is also a member of the Board of Directors of CIE Automative and of General de Alquiler de Maquinaria, S.A. (GAM). Furthermore, he is a member of the management bodies of other companies within Grupo Gestamp, and of companies in the Acek family holding group (including companies in Grupo Gonvarri, Acek Energías Renovables, Inmobiliaria Acek and Sideacedero). He is also the president of the Family Business Institute, and participates in Fundación Endeavor, among others.

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MS. CLAUDIA SENDER RAMÍREZ
Member
Independent Director
Joined the Board in 2019.

Nationality: Brazilian. Born in 1974 in São Paulo, Brazil.

Education: Degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and a Master’s degree in Business Administration (MBA) from the Harvard Business School in Boston.

Experience: She previously held various positions with the following entities, among others: (i) Latam Airlines Group: Vice-President for Customer Relations (2017-2019); CEO of LATAM Brazil (2013-2017); Vice-President of LATAM Brazil (2011-2013); (ii) at Whirlpool, S.A.: Vice-President of Marketing (2009-2011); Division Director of Marketing (2007-2009); and Director of Strategic Planning (2005-2007); and (iii) at Bain & Company Brazil: Consultant specializing in Strategy and Marketing (1998-2005).

Other relevant positions: She is currently a Director of LafargeHolcim Ltd. (since 2019); a Director of Gerdau, S.A. (since 2019); a Director of Yduqs, formerly known as Estácio (since 2019); and a Director of Amigos do Bem (since 2019), a Brazilian NGO dedicated to the eradication of poverty in northwestern Brazil.

Board Committees of which she is a member: The Sustainability and Quality Committee (Member).

Functions and Operation of the Board of Directors

General functions of the Board of Directors
The Board of Directors is the highest management and representative body of the Company. As such it is empowered, within the scope of the corporate purpose defined in the Bylaws, to perform any legal acts or transactions for purposes of management and disposition, under any title, except for those reserved by law or by the Bylaws exclusively to the shareholders at a General Shareholders’ Meeting.
The foregoing provisions notwithstanding, the Board of Directors is configured basically as a supervisory and control body, entrusting the day-to-day management of the Company’s business to the executive bodies and to the management team.
The Board of Directors cannot delegate those powers that the law or the Bylaws reserve to its own exclusive purview, or those other powers that are necessary for the responsible exercise of its basic function of supervision and control, or the powers delegated to it by the shareholders at a General Shareholders’ Meeting, unless such subdelegation is expressly authorized.
Specifically, the Board of Directors cannot, under any circumstances, delegate the following powers:

a)	Supervision of the effective operation of the Committees that it has created and of the activities of the delegated bodies and of the Officers that it has designated.

b)	Determination of the Company’s general policies and strategies.

c)	Authorization or waiver of the obligations arising from the duty of loyalty, in accordance with the provisions of these Regulations.

d)	Its own organization and operation.

e)	Preparation of the Annual Accounts and their submission at the General Shareholders’ Meeting.

f)	Preparation of any type of report that by law must be presented to the management body, provided that the transaction to which the report refers cannot be delegated.

g)	Appointment and removal of the Company’s Chief Operating Officers, as well as the establishment of the terms of their contracts.

h)
Appointment and removal of the Officers who are to report directly to the Board or to any of its members, as well as the establishment of the basic conditions of their contracts, including their compensation.

i)
Decisions regarding the compensation of the Directors, within the framework of the Bylaws and, where appropriate, of the compensation policy approved by the shareholders at the General Shareholders’ Meeting.

j)	The call to the General Shareholders’ Meeting and the preparation of the agenda and the proposed resolutions.

k)	The policy regarding the Company’s own shares or equity interests.

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l)	The powers delegated by the shareholders at the General Shareholders’ Meeting to the Board of Directors, unless subdelegation of such powers was expressly authorized by the shareholders.
m) Approval of the strategic or business plan, the annual management and budgetary goals, the investment and finance policy, the corporate social responsibility policy and the dividend policy.

n)	Determination of the risk control and risk management policy, including tax-related risks, and supervision of the internal information and control systems.

o)	Determination of the corporate governance policy of the Company and of the Group; its organization and operation; and, in particular, the approval and modification of its internal Regulations.

p)	Approval of the financial information that the Company must periodically disclose because of its status as a listed company.

q)	Definition of the structure of its Group of companies.

r)
Approval of investments or transactions of all kinds that, because of their high amount or special characteristics, are of a strategic nature or entail a special tax risk, unless their approval is within the purview of the shareholders at the General Shareholders’ Meeting.

s)
Approval of the creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens, as well as any other transactions of a similar nature that, due to their complexity, might diminish the transparency of the Company and its Group.

t)
Approval, following a report of the Audit and Control Committee, of the transactions that the Company or companies in its Group carry out with Directors or with shareholders who, either individually or jointly with other parties, hold a substantial equity interest.

In any event, when duly justified urgent circumstances arise, the decisions corresponding to the foregoing matters may be adopted by the delegated bodies or persons and must be ratified at the next meeting of the Board of Directors that is held after the adoption of the decision.
Allocation of positions and duties

The Board of Directors of Telefónica, S.A. has implemented a corporate governance structure that ensures the effective fulfillment of its duties and responsibilities.
This structure is configured basically in the following way:

•	Chief Executive Officer - Mr. José María Álvarez-Pallete López
The Chairman of the Board of Directors holds the position of chief executive of the Company, with responsibility for effective guidance of the business activities, always in accordance with the decisions and criteria set by the shareholders at the General Shareholders’ Meeting and by the Board of Directors.

As Chief Executive Officer, all of the powers and duties of the Board of Directors are expressly delegated to him, except for those that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors, article 5.4 of which establishes the powers that are reserved to the Board of Directors and that cannot be delegated. In addition to such delegation of powers, the Company’s CEO is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

•	Chief Operating Officer - Mr. Ángel Vilá Boix
The powers of the Board of Directors associated with the conduct of the business and with the fulfillment of the highest executive duties in all of the Company’s business areas are delegated to the Chief Operating Officer, except for the powers that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors. In addition to such delegation of powers, the Company’s Chief Operating Officer is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

•	Lead Independent Director - Mr. José Javier Echenique Landiríbar (appointed on December 18, 2019 to replace Mr. Francisco Javier de Paz Mancho)
The Lead Independent Director performs, among others, the following duties and tasks:

a)
Coordinates the work of the external Directors, in order to protect the interests of all of the Company’s shareholders; reflects the concerns of the said Directors; and meets with them when he deems it appropriate.

b)	When appropriate, he may ask the Chairman of the Board to call a meeting of the Board of Directors, in keeping with Good Governance standards.

c)	He may request that certain matters be included on the Agenda of the meetings of the Board of Directors that have already been called.

d)	Directs the evaluation carried out by the Board of Directors of its Chairman.

e)	He may preside over meetings of the Board of Directors, in the absence of the Chairman and of the Vice Chairmen.

f)
Maintains contacts with investors and shareholders in order to know their views, for the purpose of forming an opinion regarding their concerns, particularly with regard to the Company’s corporate governance.

g)	Coordinates the Chairman’s succession plan.

•	General Secretary and Secretary of the Board of Directors - Mr. Pablo de Carvajal González
The Secretary of the Board of Directors assists the Chairman of the Board in the fulfillment of his duties, and ensures the proper functioning of the Board of Directors, with very particular attention to providing to the Directors the necessary advice and information; keeping the company records; properly reflecting in the minute books the proceedings of the meetings of the Board of Directors; and attesting to its resolutions.

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The Secretary of the Board also sees to the formal and substantive legality of the activities of the Board of Directors and to their compliance with the Bylaws and with the Regulations for the General Shareholders’ Meeting and of the Board of Directors, ensuring that the good governance recommendations adopted by the Company and in force at any time are duly taken into account.
The Secretary of the Board is also the General Secretary of the Company. Mr. Pablo de Carvajal González is also Telefónica’s Global Director of Regulatory Affairs.
The Board of Directors also has a Deputy Secretary, Mr. Antonio García-Mon Marañés, who assists the Secretary and replaces him in the performance of his duties in the event of his absence or inability. Mr. García-Mon is also Deputy General Secretary and Director of Corporate Legal Services.
Neither the Secretary nor the Deputy Secretary of the Board have the status of Directors.

•	Committees of the Board of Directors
As of December 31, 2019, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described in detail in advance.
Operation of the Board of Directors

Both the Bylaws and the Regulations of the Board specify that the Board of Directors shall meet routinely once a month, and, at the initiative of the Chairman, as often as he deems it appropriate for the proper functioning of the Company. During fiscal year 2019 the Telefónica Board of Directors held twelve meetings, each lasting between three and one-half and four and one-half hours, depending on the topics discussed.
The power to call a meeting of the Board of Directors and, if appropriate, to draw up the Agenda of the Board’s meetings rests with the Chairman of the Board of Directors, who must however call a meeting when requested to do so by three Directors who indicate the issues to be discussed.
A meeting of the Board of Directors may also be called by at least one-third of its members, with an indication of the Agenda, if, after the submission of a request to the Chairman of the Board of Directors, the Chairman, without just cause, has not called the meeting within a period of one month.
The Company adopts the measures that are necessary in order for the Directors to have, whenever possible and sufficiently in advance, the necessary information, which shall be drawn up and oriented specifically toward the preparation of the meetings of the Board and of its Committees. In no case shall its compliance be waived on the grounds of the importance or confidential nature of the information, except under absolutely exceptional circumstances.
In this regard, and in accordance with the provisions of articles 18 and 20 of the Regulations of the Board of Directors, the Board of Directors and its Committees shall draw up a calendar of the meetings to be held during the year. Such calendar may be modified by resolution of the Board itself or of the corresponding Committee, or pursuant to a decision by its Chairman, in which case the modification must be disclosed to the Directors as soon as possible.
The Board and its Committees also have an Action Plan that contains a detailed description and the frequency of the activities to be carried out in each fiscal year, according to the powers and duties assigned to them.
Similarly, all of the meetings of the Board and of the Committee have a pre-established Agenda, which is communicated at least three days before the date on which the meeting is scheduled to be held, along with the call to the meeting. The Agenda for each meeting clearly indicates the items regarding which the Board of Directors or the Executive Commission must make a decision or adopt a resolution.
With the same goal, in general, the documentation associated with the Agenda for the meetings is made available to the Directors sufficiently in advance. In this regard, and in compliance with the provisions of article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the discussions, seeking and encouraging the active participation of all of the Directors in the deliberations, safeguarding the unconstrained statement of their viewpoints. Similarly, with the assistance of the Secretary, the Chairman ensures that the Directors receive beforehand sufficient information to deliberate on the items on the Agenda. He also ensures that sufficient time is devoted to the discussion of strategic issues and stimulates debate during the meetings, safeguarding the unconstrained statement of viewpoints by the Directors.
To facilitate the provision of all of the information and clarifications that may be necessary regarding some of the issues to be addressed, the main officers of the Group attend essentially all of the meetings of the Board and of its Committees, along with the speakers who are deemed appropriate, for the presentation of matters lying within their purview.
Furthermore, and in general, the Regulations of the Board (article 26) expressly provide that the Directors are vested with the broadest powers for obtaining information about any aspect of the Company and to examine its books, records, documents and other background materials relating to corporate activities. The exercise of this right of information is channeled through the Chairman or the Secretary of the Board of Directors, who handle requests from the Directors, either providing the information directly to the Directors or placing them in touch with the proper contact persons at the appropriate organizational level.
The Board of Directors can validly hold a meeting when more than one-half of its serving members are present or represented at the meeting. The Directors must personally attend the meetings of the Board of Directors. If, under exceptional circumstances, they are unable to do so, they shall ensure that the proxy they give to another member of the Board of Directors includes, insofar as possible, the appropriate instructions. Non-executive Directors can delegate their proxy only to another non-executive Director. Such delegations may be made by letter or in any other way that ensures the certainty and validity of the proxy, in the opinion of the Chairman of the

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Board of Directors (article 19 of the Regulations of the Board of Directors and article 34.4 of the Bylaws).
All of the Directors were present, either in person or by proxy, at the twelve meetings held by the Board in 2019. It should be noted that one of such meetings was the annual strategic off-site meeting held by the Company in Barcelona.
In all cases, resolutions are adopted by an absolute majority of the votes of the Directors who are present at the meeting, either in person or by proxy, except in those instances in which, for certain resolutions to be valid, the law requires the favorable vote of a larger number of Directors.
Board Committees
Both the Bylaws and the Regulations of the Board provide for an Executive Commission of the Board of Directors, with general decision-making authority and, consequently, with the express delegation of all of the powers of the Board of Directors, except for those powers that, by law or pursuant to the Bylaws, cannot be delegated.
The Regulations also authorize the Board of Directors to create one or more advisory or control committees entrusted with the task of examining and continuously monitoring any area of special importance to the good governance of the Company, or performing the specific analysis of any factor or issue whose significance or magnitude requires it. Such Committees do not have the status of corporate bodies, but rather are tools in the service of the Board of Directors, to which they convey the conclusions that they reach with regard to the issues or subjects whose handling has been entrusted to them.
As of December 31, 2019, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described below.
As mentioned earlier, the Company’s Board of Directors, at its meeting held on December 18, 2019, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved, with a view toward adapting the organizational structure of the committees, the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A., which amendment consists of: (i) shifting the matters relating to Reputation, Corporate Responsibility and Sustainability to the Service Quality and Customer Service Committee, which matters had until then been handled by the Regulation and Institutional Affairs Committee, and (ii) changing the name of the Service Quality and Customer Service Committee, which would thenceforth be known as the Sustainability and Quality Committee.
Similarly, at a meeting held on December 18, 2019, the Board of Directors and its committees approved certain changes in the composition of the committees, in order to continue improving and strengthening their performance and the advice and support that they provide to the Board of Directors in their respective spheres, in accordance with best international practices and recommendations.
The Executive Commission

The Board of Directors has delegated its authority and powers (except for those that by law, under the bylaws and pursuant to the regulations cannot be delegated) to an Executive Commission.
The Executive Commission provides the Board of Directors with greater operability and effectiveness in the exercise of its functions, inasmuch as it meets more often than the Board of Directors does.
In accordance with the provisions of article 38 of the Bylaws of Telefónica, S.A., article 21 of the Regulations of the Company’s Board of Directors governs the Executive Commission in the following terms:

a)	Composition.
The Executive Commission shall consist of the Chairman of the Board of Directors, once he has been appointed as a member of the Committee, and no fewer than three and no more than ten other members, all of whom shall be Directors, appointed by the Board of Directors.
The Board of Directors shall ensure that the external Directors constitute a majority over the executive Directors.
In any event, in order to be valid, the appointment or renewal of the members of the Executive Commission shall require the favorable vote of at least two-thirds of the members of the Board of Directors.
As of December 31, 2019, and on the date of this Report, the Executive Commission was and is composed of the following persons:

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Other External

b) Operation.
The Executive Commission shall meet whenever it is called by its Chairman, normally holding meetings every 15 (fifteen) days. During the year 2019 it held 16 meetings, lasting on average 2 hours and 30 minutes each. Also noteworthy is the high level of participation of all of its members.
The Chairman and the Secretary of the Board of Directors shall serve as the Chairman and the Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.
The Executive Commission can validly hold a meeting when more than one-half of its members are present at the meeting, either in person or by proxy.

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Resolutions shall be adopted by a majority of the Directors present at the meeting either in person or by proxy. In the event of a tie in the voting, the Chairman shall cast the deciding vote.
c) Relationship with the Board of Directors.
The Executive Commission shall promptly inform the Board of Directors of the matters that are discussed and the decisions that are made at its meetings. Copies of the minutes of such meetings shall be made available to the members of the Board (article 21.C of the Regulations of the Board).
Most important activities during the fiscal year
During fiscal year 2019 the Executive Commission of the Board of Directors of Telefónica, S.A. analyzed and reviewed, deliberated on and adopted resolutions (which have been ratified by the Company’s Board of Directors) relating to certain issues associated with the following matters, among others:

-
The business developed by the Telefónica Group: (i) products and services (Digitization, the Internet of Things, Security, Cyber security, Investment Funds, Novum, Wayra, MNCs, Edge for 5G, Terminals, Cloud B2B, B2B Business Acceleration, etc.), (ii) the evolution of the business in the various different countries in which the Telefónica Group operates, and iii) operating trends.

-	The regulatory situation of the telecommunications industry (including, among others, regulatory changes and spectrum auctions).

-	Corporate and finance-related transactions of the Telefónica Group.
Audit and Control Committee

The Audit and Control Committee of Telefónica, S.A. is governed by the provisions of article 39 of the Bylaws and by the provisions of article 22 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 3/2017 of the National Securities Market Commission regarding Audit Committees of Public Interest Entities, the Board of Directors, at its meeting held on December 13, 2017, approved the Regulations of the Audit and Control Committee of Telefónica, S.A., which Regulations govern such Committee under the following terms:

a)	Composition.
The Audit and Control Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be External or Non-Executive Directors, and at least a majority of them must be Independent Directors. In appointing the members of the committee, and, in particular, its Chairman, the Board of Directors shall take into account their knowledge and experience in accounting, auditing or both, as well as in risk management. Collectively, the members of the Committee shall possess the technical knowledge that is pertinent to the area of business to which the Company belongs.
The Chairman of the Audit and Control Committee, whose position in any case shall be held by an Independent Director, shall be appointed from among the members of such

Committee. The Chairman must be replaced every four years and may be re-elected after a period of one year has elapsed since his departure.
As of December 31, 2019, and on the date of this Report, the Audit and Control Committee was and is composed of the following persons:

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Peter Löscher	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Peter Löscher was appointed as a Member and Chairman of the Audit and Control Committee on December 18, 2019. His appointment as Chairman became effective on February 19, 2020, after the preparation of the Company’s annual report for 2019, such that Mr. José Javier Echenique Landiríbar continued to serve as Chairman of the Committee until such date.
Furthermore, all the members of the Audit and Control Committee have a financial background, and were appointed taking into account their knowledge and experience in accounting, auditing or both .
b) Responsibilities.
Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the primary function of the Audit and Control Committee shall be to support the Board of Directors in its supervisory functions. In particular, the Committee shall have at least the following responsibilities:
1) To provide information to the shareholders at the General Shareholders’ Meeting about the issues that arise within its purview and, in particular, about the outcome of the audit, explaining how the audit contributed to the integrity of the financial information, and the role that the Committee played in the process.
2) To present to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process, as provided by law, along with the terms and conditions under which the external auditor is to be retained, as well as collecting regularly from the auditor information about the audit plan and its implementation, in addition to preserving its independence in the fulfillment of its duties.
3) To supervise the internal audit, including, in particular:
a) Ensuring the independence and effectiveness of the internal audit function;
b) Proposing the selection, appointment and removal of the head of the internal audit department;
c) Proposing the budget for that department;
d) Reviewing the annual working plan of the internal audit office and the annual activity report;

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e) Receiving periodic information about the associated activities; and
f) Verifying that senior management takes into account the conclusions and recommendations presented in its reports.
4) To supervise the process of preparing and presenting the mandatory financial information, and to present recommendations or proposals to the management body with a view toward safeguarding its integrity. In this regard, the Committee is responsible for supervising the preparation process and the integrity of the financial information about the Company and the Group, reviewing its compliance with regulatory requirements, the appropriate delimitation of the consolidation boundary and the proper application of accounting criteria, reporting on these matters to the Board of Directors.
On this point, and with regard to the mechanisms established by the Board to prevent the Financial Statements prepared by it from being presented at the General shareholders’ Meeting with qualifications in the Audit Report, article 40 of the Regulations of the Board establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the financial statements in their definitive form, such that there are no limitations or qualifications on the part of the Auditor, with the proviso, however, that when the Board believes that its opinion must be upheld, the Chairman of the Audit and Control Committee shall publicly explain the content and scope of the discrepancies.
5) To supervise the effectiveness of the Company’s internal controls, the internal audit and the risk management systems, including in relation to tax risks, and to discuss with the Statutory Auditor the significant weaknesses of the internal control system that were detected during the course of the audit, all without sacrificing its independence. For this purpose, and where appropriate, recommendations or proposals may be presented to the Board of Directors, along with the corresponding follow-up period. In this regard, the Committee shall be responsible for proposing to the Board of Directors the risk control and management policy, which shall identify, at a minimum, the following items:
a) The types of risk (operational, technological, financial, legal and reputational) to which the company is exposed;
b) The determination of the level of risk that the Company considers acceptable, and the measures for mitigating the impact of the identified risks, if they materialize; and
c) The control and information systems that will be used to control and manage such risks.
6) To establish and supervise a system that allows employees to report, both confidentially and anonymously, any potentially significant irregularities, especially those involving finance and accounting, that are observed within the Company.
7) To establish and maintain appropriate relations with the Statutory Auditor, in order to receive information about issues that might pose a threat to its independence, for consideration by the Committee, and any other issues associated with the process of auditing the accounts; and, when appropriate, to authorize services other than those that are prohibited, in compliance with the terms set forth by applicable legislation, as well as those other communications mentioned in the legislation governing the auditing of accounts and in auditing standards. In any event, the Audit and Control Committee shall annually receive from the Statutory Auditor the statement of its independence in relation to the entity or entities directly or indirectly related thereto, as well as detailed and itemized information about the additional services of any type that were provided, and the corresponding fees received from those entities by such Auditor, or by the persons or entities related to it, in accordance with the provisions of applicable regulations.
8) To issue annually, prior to issuance of the report on the audit of the accounts, a report in which it expresses an opinion as to whether the independence of the Statutory Auditor has been compromised. This report must in any case include a statement regarding the reasoned assessment of the provision of each and every one of the additional services mentioned in item (7) above, considered both individually and as a whole, separate from the legal audit, and associated with the principle of independence or with the regulatory framework governing the account auditing activity.
9) To analyze and disclose the economic conditions, the accounting impact and, if applicable, the proposed exchange ratio for the transactions associated with the structural and corporate modifications that the Company plans to make, before they are submitted to the Board of Directors.
10) To disclose beforehand to the Board of Directors all of the issues set forth in the law and in the Bylaws, including, in particular:
1. The financial information that the Company must publish periodically;
2. The creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens; and
3. Transactions with related parties.
11) To exercise all of the inherent powers of the Audit Committee contemplated at any time by applicable legislation with respect to those companies in its Group that are considered to be Public Interest Entities (as defined by applicable legislation), as approved by the Board of Directors, provided that they are fully held, either directly or indirectly, by the Company, in accordance with the provisions of applicable legislation, and provided that their management has not been allocated to a Board of Directors.
The provisions of paragraphs 2, 7 and 8 shall be understood as being without prejudice to the regulatory framework governing the auditing of accounts.
Mechanisms established to preserve the independence of external auditors
With regard to the independence of the Company's external auditor, and in accordance with the provisions of Telefónica´s Regulations of the Board of Directors (Article 40), the Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Accounts Auditor, with strict respect for the independence thereof.

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Furthermore, the Audit and Control Committee, as part of its fundamental powers (Article 22 of the Regulations of the Board of Directors and Article 4 of the Regulations of the Audit and Control Committee), has established and maintains the appropriate relationships with the auditors to receive information on those matters that may threaten their independence, to be considered by the Committee, and any others related to the process of carrying out the audit, and, where appropriate, the authorisation of services other than those prohibited, in accordance with the terms set forth in the applicable law, as well as other communications set forth in audit legislation and audit regulations.
In any case, the Audit and Control Committee annually receives the accounts auditor's declaration of independence with regard to the entity or entities directly or indirectly related to it, as well as detailed and personalised information on the additional services of any kind provided and the corresponding fees received from these entities by the reported auditor, or the persons or entities related to him/her in accordance with the provisions of current regulations.
Furthermore, the Committee issues, prior to issuing the audit report of the accounts, an annual report expressing an opinion on whether the independence of the accounts auditor has been compromised. This report states, in any case, the evaluation, with supporting evidence/rationale, of the provision of each and every one of the additional services referred to in the previous section, taken into account individually and together, different to the statutory audit and in relation to the independence regime or the regulations governing account auditing.
In addition, and in accordance with the Regulations of the Board of Directors (Article 22), the Company's Audit and Control Committee puts forward proposals to the Board of Directors for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with the law, as well as the terms and conditions of his/her contract, regularly obtaining information from the auditor on the audit plan and the execution thereof, as well as preserving his/her independence in the exercise of his/her duties.
Furthermore, the external auditor has direct access to the Audit and Control Committee, participating regularly in its meetings, without the presence of members of the Company's management team when this is deemed necessary. In this regard, and in accordance with the requirements of US regulations on this matter, the External Auditor reports to the Audit and Control Committee, at least on an annual basis, on the most significant accounting policies and practices followed in drawing up the Company's financial and accounting information, on any alternative accounting treatment within generally accepted accounting principles and practices that affects any relevant element within the financial statements that may have been discussed with the management team, and, finally, on any relevant communication between the auditor and the Company's management team. In addition, and in accordance with Article 40 of the Regulations of the Board of Directors, the auditor shall hold an annual meeting with the full Board of Directors to provide an update on the work carried out and the evolution of the Company´s accounting and risk situation.

In accordance with the Company's internal regulations, and also in line with the legal requirements imposed by Spanish, European and US regulations, contracting any service with the Company's External Auditor must always be approved beforehand by the Audit and Control Committee. Furthermore, this contracting of services, other than those of the audit itself, is carried out in strict compliance with the Audit Act, European regulations and the Sarbanes-Oxley Act enacted in the United States and its implementing regulations. In this respect, and before hiring the auditor, the Audit and Control Committee analyses the content of the work to be carried out, assessing the situations that may entail a risk to the independence of the Company's External Auditor, and specifically supervises the percentage represented by the fees paid by the latter of the audit firm´s total revenue. In this regard, the Company states in its Annual Report, in accordance with the legal requirements in force, how much the Company's External Auditor is paid, including those fees related to services of a different nature from auditing.
Consequently, the Company has implemented, in practice, the legal provisions on this matter as indicated in the preceding paragraphs.
c) Operation.
The Audit and Control Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

-
The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

-
The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

The Audit and Control Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In any event, the Committee shall meet, at a minimum, on each date on which annual or interim financial information is published. In such cases, the Internal Auditor shall be present. If any type of review report is issued, the Auditor shall also be present.

In this regard, and with reference to the meetings held with the Statutory Auditor and with the Internal Auditor, the provisions of article 7 of the Regulations of the Company’s Audit and Control Committee are complied with, which provisions establish that, for the proper exercise of its supervisory function, the Committee must be familiar with, and understand, the decisions made by Senior Management regarding the application of the most significant criteria and the results of the reviews conducted by the Internal Audit Office, while maintaining fluid communications with the Statutory Auditor. In point of fact, the External Auditor has participated in meetings of the Audit and Control Committee in order to explain the work that was done, and also to clarify, at the request of Committee, those issues that may have been raised in connection with the duties assigned to such External Auditor. The members of the Committee also held separate meetings with each of these contact persons when such

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meetings were deemed necessary, in order to conduct a rigorous follow-up of the preparation of the Company’s financial information.

During 2019 it held 14 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.
Likewise, in the fulfillment of its duties, the Committee may request the presence of the following persons at its meetings: the Statutory Auditor, the head of the Internal Audit Office, any employee or Officer of the Company and the experts that it deems appropriate.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee also has a Secretary, as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee establishes an Annual Work Plan.

The meetings are scheduled by the Chairman of the Committee, who communicates them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions are performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

Most important activities during the fiscal year and fulfillment of duties.
The primary activities and actions performed by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2019 have been associated with the powers and functions of such Committee. Accordingly, the Audit and Control Committee has performed, among others, the following tasks:

-
In the financial area: (i) a review of the Company’s financial information (Annual Accounts and Management Reports, which include non-financial information for 2018, periodic quarterly and semi-annual financial information about the Telefónica Group and the Group’s Public Interest Entities for which this Committee has taken on the duties of its Audit Committee, and Alternative Performance Measures, included in the Company Financial Information); (ii) a review of the financial debt situation of the Telefónica Group, and its development during the fiscal year; (iii) a review of the informative brochures presented by the Company to the various supervisory bodies (including, among others, the 20-F Annual Report and numerous informative brochures about share-financing and debt-financing transactions); and (iv) a review of specific presentations on financial aspects of, and changes in, accounting regulations. The Committee also reviewed the non-financial information and the information on diversity prepared by the Company, in compliance with applicable regulations.

-
Regarding the external auditor: (i) a proposal regarding the fees to be received by PwC as the Statutory Auditor for fiscal year 2019, and (ii) a review of the audit work and the limited reviews conducted by the external auditor with regard to the above-mentioned financial information.

-
Regarding internal controls: (i) a review of the work performed by the Internal Audit Office regarding the review of cross-cutting processes, investigations and inspections; and (ii) a review of the risk management system.

-
Regarding compliance, the activities carried out by the Compliance area, including, among others, the review and strengthening of the Company’s regulatory framework (such as the anti-corruption standards), advice on conflicts of interest, global due-diligence procedures associated with operations, etc.

-
Other items of interest: (i) the 2018 report of the Audit and Control Committee on related-party transactions; (ii) the monthly report of the head of the Telefónica, S.A. Treasury Stock Management Team on treasury-stock transactions; (iii) a review to ensure that the financial information published on the Company’s website is continuously updated and matches the information prepared, in each instance, by the Board of Directors and published on the CNMV website; (iv) the de-listing of Telefónica, S.A. shares from the Buenos Aires and London Stock Exchanges; and (v) periodic training to ensure that the knowledge imparted to the members of the Committee is up to date.

The Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. is governed by the provisions of article 40 of the Bylaws and of article 23 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 1/2019 of the National Securities Market Commission regarding Nominating and Compensation Committees, the Board of Directors, at its meeting held on June 26, 2019, approved the Regulations of the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., which regulations govern such Committee under the following terms:
a) Composition.
The Nominating, Compensation and Corporate Governance Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be external or non-executive Directors, and the majority of them must be independent Directors. The Lead Independent Director must also be a member of the Committee.
The Chairman of the Nominating, Compensation and Corporate Governance Committee, whose position shall in any case be held by an independent Director, shall be appointed from among the members of such Committee.

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As of December 31, 2019, and on the date of this Report, the Nominating, Compensation and Corporate Governance Committee was and is composed of the following persons:

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Ms. Sabina Fluxà Thienemann	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
b) Responsibilities.
Notwithstanding any other tasks that may be assigned to it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following responsibilities:
1) To evaluate the competencies, knowledge and experience that are necessary on the Board of Directors. For these purposes, it shall define the functions and skills required of the candidates who will fill each vacancy and shall evaluate the time and dedication that are needed in order for them to be able to perform their duties effectively.
2) To establish a goal for the representation of the least-represented gender on the Board of Directors, and to draw up guidelines on how to achieve this goal.
3) To submit to the Board of Directors the proposals for the appointment of independent Directors, whether for their appointment on an interim basis or for their submission for a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for re-election or separation of such Directors by the shareholders at the General Shareholders’ Meeting.
4) To disclose the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission for a decision by the shareholders at the General Shareholders’ Meeting, along with the proposals for their re-election or separation at the General Shareholders’ Meeting. It shall also report on the proposals for appointment and separation of the Secretary and, if applicable, of the Deputy Secretary of the Company’s Board of Directors, along with the proposals for appointment, re-election and separation of the Directors of its subsidiaries.
5) To report on the proposals for appointment and separation of the Senior Officers of the Company and of its subsidiaries.
6) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the proposal for appointment of the corresponding Secretary and, if applicable, of the corresponding Deputy Secretary.
7) To propose to the Board of Directors the appointment of the Lead Independent Director from among the independent Directors.

8) To organize and coordinate, in conjunction with the Chairman of the Board of Directors, the periodic evaluation of the Board of Directors, in accordance with the provisions of the Regulations of the Board of Directors.
9) To report on the periodic evaluation of the performance of the Chairman of the Board of Directors.
10) To examine and organize the succession plan for the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that the succession occurs in a planned and orderly manner.
11) To propose to the Board of Directors, within the framework established in the Bylaws, the compensation of the Directors, and to review the compensation periodically to ensure its appropriateness for the task performed by the Directors, pursuant to the provisions of article 34 of the Regulations of the Board.
12) To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the remuneration, fees and financial compensation of the Chairman of the Board of Directors, of the executive Directors and of the Company’s senior officers, as well as the basic terms and conditions of their contracts, for the purposes of their contractual implementation.
13) To prepare and propose to the Board of Directors an annual report on the policy regarding compensation of the Directors.
14) To verify the information about the compensation of the Directors and of the senior officers contained in the various corporate documents, including the annual report on the compensation of the Directors.
15) To supervise compliance with the Company’s internal codes of conduct and with the corporate governance rules adopted by it and in force at any time.
16) To fulfill the other responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee in the Regulations of the Board of Directors.
c) Operation.
The Nominating, Compensation and Corporate Governance Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

a.
The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.

b.
The Chairman of the Committee, or, if applicable, the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.
The Nominating, Compensation and Corporate Governance Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In addition to holding the meetings scheduled on the annual calendar, the Nominating,

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Compensation and Corporate Governance Committee shall meet whenever the Company’s Board of Directors or the Chairman of the Board of Directors requests the issuance of a report or the preparation of a proposal within the scope of its responsibilities, and whenever, in the opinion of the Chairman of the Board, a meeting is appropriate for the proper fulfillment of its duties.
During 2019 it held 11 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.
The Committee shall also meet sufficiently in advance of the meetings of the Board of Directors.
Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.
The Committee shall have a Secretary (who will normally be the Secretary or the Deputy Secretary of the Board of Directors), as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.
For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee shall establish an Annual Work Plan.
The meetings shall be scheduled by the Chairman of the Committee, who shall communicate them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions shall be performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.
The Nominating, Compensation and Corporate Governance Committee shall consult the Chairman of the Board of Directors, particularly with regard to matters involving the executive Directors and senior officers.
Most important activities during the fiscal year and fulfillment of duties.
The primary activities and actions performed by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2019 have been associated with the powers and functions of such Committee or with legal requirements or with Telefónica's internal regulations. Accordingly, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on the following issues, among others:

-	The policy and the compensation plan for the Directors and Officers of the Telefónica Group (in terms of fixed and variable compensation and share plans).

-	Proposed appointments associated with the Board of Directors of Telefónica, S.A. and its Committees.
Thus, at its meeting held on December 17, 2019, the Nominating, Compensation and Corporate Governance Committee:

•
Proposed to the Board of Directors the appointment on an interim basis of Ms. Claudia Sender Ramírez and of Ms. Verónica Pascual Boé as Independent Directors, following the voluntary resignation from their position as Director of Mr. Wang Xiaochu and Mr. Luiz Fernando Furlán.

•	Proposed to the Board of Directors the appointment of Mr. José Javier Echenique Landiríbar as Lead Independent Director.

•	Reported favorably on the appointment of Mr. José Javier Echenique Landiríbar as Vice Chairman of the Board of Directors and, consequently, as Vice Chairman of the Executive Commission.

•	Reported favorably on the appointment of the Independent Director Mr. Peter Löscher as a Member of the Audit and Control Committee.

•	Reported favorably on the appointment of the Independent Director Ms. María Luisa García Blanco as a Member of the Nominating, Compensation and Corporate Governance Committee.

•
Reported favorably on the appointment of the Other External Director Mr. Francisco Javier de Paz Mancho as a Member of the Sustainability and Quality Committee, and also on the appointment of Ms. Claudia Sender Ramírez as a Member of the said Sustainability and Quality Committee.

•	Reported favorably on the appointment of Ms. Verónica María Pascual Boé as a Member of the Strategy and Innovation Committee.

-	Proposals for the appointment of Directors at the Subsidiaries of the Telefónica Group.

-	Appointment proposals associated with the Senior Officers and the organizational structure of the Telefónica Group.

-	The 2018 Corporate Governance Report and Compensation Report.

-	Amendment of the Regulations of the Board of Directors.
The Regulation and Institutional Affairs Committee

The Regulation and Institutional Affairs Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations.
a) Composition.
The Board of Directors determines the number of members of this Committee.
The Chairman of the Regulation and Institutional Affairs Committee is appointed from among its members.
As of December 31, 2019, and on the date of this Report, the Regulation and Institutional Affairs Committee was and is composed of the following persons:

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Name	Post	Category
Mr. Ignacio Moreno Martinez	Chairman	Proprietary
Ms. María Luisa Garcia Blanco	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Other External
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Regulation and Institutional Affairs Committee shall have, at a minimum, the following functions:

1)	Performing, through its research, analysis and discussion activities, the ongoing monitoring of the principal regulatory topics and issues that affect the Telefónica Group at any time.

2)
Serving as a communications and information channel between the management team and the Board of Directors for regulatory matters, and, when appropriate, bringing to the attention of the Board those issues that it deems relevant to the Company or to any of the companies in its Group, and regarding which it may be necessary or appropriate to make a decision or to establish a particular strategy.

3)
Analyzing, reporting on and proposing to the Board of Directors the principles that should be complied with by the Group’s Sponsorship and Patronage policies; performing the corresponding follow-up; and approving individually the sponsorships or patronages whose magnitude or importance exceeds the threshold set by the Board and must be approved by it.

Most important activities during the fiscal year and fulfillment of duties.
As noted earlier, until December 18, 2019, on which date the Board of Directors approved the amendment of its Regulations, matters involving Reputation, Corporate Responsibility and Sustainability were the responsibility of the Regulation and Institutional Affairs Committee.
Consequently, over the course of the 11 meetings that were held by this Committee during fiscal year 2019, the following items were analyzed and discussed:

•
The regulatory matters that are most important to the Telefónica Group, as reflected in the Regulatory Agenda, all at the global level and at the level of the European Union, by region (Europe and Latin America) and by country. The most significant developments, in terms of the most notable issues on the above-mentioned Regulatory Agenda, are updated at each meeting, as are the specific documents or reports presented to the Committee, when the issue or its circumstances make it advisable.

•
The continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, including the sponsorship proposals presented by the Global Sponsorships Office of Telefónica, S.A., and, on the other hand, the Corporate Social Reputation of the Telefónica Group, including the most relevant issues in terms of

Sustainability (ethical behavior, sustainable innovation, digital trust, the supply chain, talent and diversity management, customers, the environment and climate change), including Responsible Business Plans and the Integrated Annual Report.

•	The most relevant institutional milestones of the Telefónica Group with regard to the Company’s Institutional Relations.
The Strategy and Innovation Committee

The Strategy and Innovation Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations.
a) Composition.
The Board of Directors determines the number of members of this Committee.
The Chairman of the Strategy and Innovation Committee is appointed from among its members.
As of December 31, 2019, and on the date of this Report, the Strategy and Innovation Committee was and is composed of the following persons:

Name	Post	Category
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Peter Löscher	Member	Independent
Mr. Verónica Pascual Boé	Member	Independent
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Strategy and Innovation Committee shall have, at a minimum, the following functions:

1)	To support the Board of Directors in the analysis and monitoring of the strategic policies of the Telefónica Group at the global level.

2)
To advise and provide support regarding all matters related to innovation, by conducting a periodic analysis, study and follow-up of the Company’s innovation projects, while also providing an opinion and support to ensure the appropriate implementation and development of the projects throughout the Telefónica Group.

Most important activities during the fiscal year and fulfillment of duties.
Over the course of the 9 meetings held by the Strategy and Innovation Committee during fiscal year 2019, the Committee analyzed various issues associated fundamentally with the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business.

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This Committee has also conducted a periodic follow-up of the Company’s innovation projects, providing opinions and support in order to ensure their appropriate implementation and development throughout the Telefónica Group.
The Sustainability and Quality Committee

In accordance with the amendment approved by the Board of Directors on December 18, 2019, the Sustainability and Quality Committee is now governed by the provisions of article 25 of the Regulations of the Company’s Board of Directors.
a) Composition.
The Sustainability and Quality Committee shall consist of the number of members, all of whom shall be Directors, determined by the Board of Directors at any time. Under no circumstances shall the Committee have fewer than three members, a majority of whom must be external Directors.
The Chairman of the Sustainability and Quality Committee shall be appointed from among its members.
As of December 31, 2019, and on the date of this Report, the Sustainability and Quality Committee was and is composed of the following persons:

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Ms. Carmen García Andrés	Member	Independent
Mr. Ignacio Moreno Martinez	Member	Proprietary
Ms. Claudia Sender Ramírez	Member	Independent
b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Sustainability and Quality Committee shall have, at a minimum, the following functions:

1)
To supervise and review the strategies and policies of the Company’s Responsible Business Policy and its Customer Promise, ensuring that they are oriented toward responding to the expectations of the Company’s stakeholders and toward the creation of value, and, if applicable, to propose updates and amendments to the Board of Directors.

2)
To encourage a proactive relationship strategy with our stakeholders (customers, investors, suppliers, employees and society in general) with the aim of identifying the significant issues for the Company from the viewpoints of risk and opportunity.

3)
To monitor the risk and impact analyses associated with the Company’s Responsible Business strategy and its reputation, from the perspective of both the business and its impact on society, including, in particular, Human Rights and the Environment, as well as the legal modifications, recommendations and best business practices that may have a significant influence on the Telefónica group in terms of sustainability and reputation.

4)	To analyze, drive and monitor the objectives, action plans and practices of the Telefónica Group with regard to social and environmental responsibility, including aspects such as ethical behavior, human rights, the environment and climate change, responsible management of the supply chain, digital trust and responsible use of technology, talent and diversity, and sustainable innovation, as well as other issues that are identified as risks or opportunities for the company in terms of sustainability and the Customer Promise.

5)
To monitor the strategy and practices associated with sustainability and the Customer Promise, and to evaluate its compliance through, among other things, quality indices, ESG, and assessments of reputation and sustainability, while also proposing recommendations, when appropriate, for improving the positioning of the Telefónica Group in this area.

6)
To supervise and coordinate, in conjunction with the Audit and Control Committee, the process of reporting non-financial information in the areas of social responsibility and sustainability, including the aspects and matters described in detail in paragraphs 2), 3), and 4) above, in compliance with international benchmark standards.

7)	Any other functions associated with the matters within its purview, as requested by the Board of Directors or by its Chairman.
With regard to these functions, and with reference to the issues pertaining to ethics and responsibility, Telefónica wishes to be a significant participant in the communities in which it operates, internalizing within its strategy and its operating methods the impacts of its activities on society and on the environment. Its purpose in this area is to make the world more human by connecting lives, which means that it must always be aware of how it can contribute toward generating a positive impact through its products and services, while taking great care to minimize any negative impacts that its activities might cause. This involves being an ethical and responsible company - a concern that is reflected in Telefónica’s strategy and governance.
The Principles of Responsible Business and the Group’s Responsible Business Plan reflect, respectively, the ethical framework and the sustainability roadmap, both of which are approved by the Board of Directors, as well as the Group’s most relevant policies in this area (see the policies in the chapter on ethics). The Sustainability and Quality Committee also monitors the implementation of the above-mentioned Responsible Business Plan at its monthly meetings.

Furthermore, the Audit and Control Committee plays an important supervisory role in the area of ethics and sustainability, inasmuch as it oversees the Company’s compliance function, the risk analysis and risk management process, and the reporting processes.

The Group’s Responsible Business Plan includes goals and projects involving the ethical and responsible management of the Company; respect for human rights; the Customer Promise; commitments to privacy; freedom of expression and information; security; the ethical management of artificial intelligence and the responsible management of technology; sustainable management of the Supply Chain; the strategy for addressing Climate Change and the Environment; the

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promotion of Diversity; the safety and well-being of our employees; and a business strategy focused on generating products and services that contribute toward addressing the major social and environmental challenges facing society (through sustainable innovation).

Some of the most important goals of the Responsible Business Plan are taken into account for the determination of the variable compensation of the Company’s employees.

Therefore, through the Company’s governance bodies, the Responsible Business Plan is presented for its:

Approval	BOARD OF DIRECTORS
Super-vision	Sustainability and Quality Committee	Audit and Control Committee
Monitoring	The Responsible Business Office
Implemen-tation	Corporate Business and Support Areas	Country OBs

The Responsible Business Plan is monitored by the Responsible Business Office, which four times a year brings together the senior managers in the areas of Compliance, Audit, Legal Services, People, Corporate Ethics and Sustainability, Communications, Security, Procurement, Operations, Data & Analytics, Telefónica Tech and Telefónica Infra. This Office reports to the Sustainability and Quality Committee through the head of Corporate Ethics and Sustainability.
The corporate business support areas, on the one hand, and the Executive Committees of the Operators, on the other hand, handle the implementation of the goals set out in the Responsible Business Plan.

Most important activities during the fiscal year and fulfillment of duties.
Over the course of the 5 meetings held by the Sustainability and Quality Committee during fiscal year 2019 (bearing in mind that until December 18, matters involving Reputation, Corporate Responsibility and Sustainability were within the purview of the Regulation and Institutional Affairs Committee), the Committee analyzed the quality indices for the principal services provided by the companies within the Telefónica Group and evaluated the levels of commercial service given to customers by those companies.
Regarding the matters addressed by the Committees, and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board, a full report is delivered to the Board of Directors so that it will be aware of the said matters for the exercise of its responsibilities. At the beginning of each of the monthly meetings of the Board of Directors, the Chairman of each of the Committees delivers a report on the major matters that were addressed and on the activities and tasks that were carried out by the respective Committee, making available to the Directors the corresponding documentation, so that the Directors will be aware of such activities for the purposes of the exercise of their responsibilities.
Additionally, and in the same way as the Board of Directors itself, all of the Committees prepare, at the start of each fiscal year and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board of Directors, an Action Plan that contains a detailed description of, and a schedule for, the actions to be taken in each fiscal year in each Committee’s individual area of activity.
Similarly, all of the Committees prepare an Activity Memorandum (which, for the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, is known as the Performance Report), which summarizes the major activities and actions that were carried out during the preceding fiscal year, including the details of the matters that were examined and addressed at the meetings that were held, and emphasizing the aspects associated with their duties and responsibilities, composition and performance.
Evaluation of the Board and of its Committees
Once a year, all of the Company’s Directors evaluate the performance of the Board of Directors of Telefónica, S.A., of its Committees and of the General Shareholders’ Meeting.
Next, the Nominating, Compensation and Corporate Governance Committee reviews and analyzes the results of the evaluation performed by the Directors, identifying those areas that are susceptible to any measures for improvement. After a detailed examination and analysis of the results that were obtained, the Nominating, Compensation and Corporate Governance Committee proposes to the Board of Directors the implementation of the suggestions and recommendations that it considers appropriate.
Regarding fiscal year 2019, at the end of it a questionnaire was delivered to all of the Directors so that they could perform the evaluation for the said fiscal year.
This questionnaire contained numerous questions grouped in the following five sections:

•
Composition, operation and responsibilities of the Board of Directors, expressly including the appropriateness of the performance of the Directors, as well as their contributions to the Board of Directors.

•	Composition and operation of the Committees, expressly including the performance of the Chairmen of the Committees and their contributions to the Board of Directors.

•	Performance of the Chief Executive Officer.

•	Rights and Duties of the Directors.

•	The General Shareholders’ Meeting.

•	Other matters.
At its meeting held on January 28, 2020, the Nominating, Compensation and Corporate Governance Committee reviewed and analyzed the results of this evaluation and, in general, concluded that the Directors expressed a high degree of satisfaction with the organization and activities of the aforementioned governance bodies.
Similarly, and as a result of this evaluation, certain areas for improvement were identified, in view of which, and after a detailed examination and analysis of the results that were obtained, the Board of Directors, at the proposal of the

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Nominating, Compensation and Corporate Governance Committee, approved, at its meeting of January 29, 2020, the proposals for improvements that are listed below, in order to optimize the operation of the Company’s Governance Bodies:

•	The Board of Directors
Composition: In accordance with the process already initiated by the Company, continue to drive the application of the Diversity Policy, in terms of both gender and profile.
Debate and Agenda: In order to improve the process of reporting the activities of the Committees to the Board of Directors, analyze the possibility of condensing this report and making it more concise.

•
The General Shareholders’ Meeting: In order to optimize the development of the General Shareholders’ Meeting in terms of participation and discussions, continue working on the implementation of the most appropriate methods and actions.

•
Training: Similarly, and taking into account the upcoming entry into force of regulations that might affect the Corporate Governance system or other systems (such as the Shareholder Guidelines, Related-party Transactions, the MAR development regulations, Sustainability, Technologies, etc.), work to develop and implement the training actions that are deemed appropriate.

With respect to the 2018 financial year, the Appointments, Compensation and Corporate Governance Committee, at its meeting held on 19 February 2019, reviewed and analysed the results of the evaluation of the Board of Directors, its Committees and the Company´s General Meeting, concluding that the directors had expressed a high degree of satisfaction with the organisation and activities carried out by the aforementioned governing bodies and officers.
As a result of this evaluation, the following proposals for improvement were approved:

i)	Continue with the implementation of measures and actions that facilitate the smooth operation of the General Shareholders' Meeting.

ii)	Continue with the process of analysing the composition of the Board of Directors with regard to succession plans and with the application of the Diversity Policy.

iii)	Evaluate the inclusion on the Agenda of the Board of Directors and the Executive Committee of more presentations related to the strategy, so that they can be debated.
It should be noted that, in accordance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the Selection of Board Members, at least once every three years the Board of Directors shall conduct the evaluation with the assistance of an external consultant, whose independence shall be verified by the Nominating, Compensation and Corporate Governance Committee

Thus, the evaluation of the Board of Directors for the year 2017 was carried out by the External Advisor, Villafañe & Asociados Consultores.
For its part, the evaluations of the Board of Directors corresponding to the 2019 and 2018 financial years were carried out internally by the Company, without the assistance of an External Advisor.

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4.4.2. Management Team
As regards the Company's Executive Committee, its composition as of 31 December, 2019 is shown below.

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4.5. Transactions with Related Parties and Conflicts of Interest
4.5.1. Transactions with Related Parties

•	The procedure for approval of related-party and intragroup transactions
The Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:
The approval, based on a favorable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.
Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Also, the Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.
Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.
Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (Article 5.5 of the Regulations of the Board of Directors).
During fiscal year 2019 neither Telefónica, S.A. nor any company in its Group has carried out transactions with any member of the Board of Directors or with any member of senior management other than those derived from the Group's ordinary business or traffic.
The significant and relevant transations carried out by companies of the Telefónica Group with related parties are included in Note 11 (Related Parties) of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to fiscal year 2019. Likewise, transactions with associated companies and joint ventures are described in Note 10 (“Associates and and joint ventures”) of the aforementioned Consolidated Annual Accounts.
4.5.2. Conflicts of Interest
Company policy establishes the following principles governing possible conflicts of interest that may affect directors, senior executives or significant shareholders:

•
With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.
Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of

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business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).
Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.
For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.
Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•
Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favorable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

Directors affected or representing or linked to affected shareholders must refrain from participating in the deliberation and in votes of the agreement.
This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfill the three following requirements:
1.º they are performed by virtue of contracts whose conditions are standardized and are applied on an across-the-board basis to a large number of clients,
2.º they are performed at prices or tariffs generally set by the person supplying the goods or services, and
3.º their amount is not more than one per cent of the company's annual revenues.
The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.
For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm's-length basis and that the process is transparent.

•
With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

In accordance with that established in this regulation, the people with management responsibilities, their administrative personnel and the managers or employees of Telefónica Group who have privileged information, or participate or have access to or knowledge of a confidential operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company Regulatory Compliance Unit aware of these situations, as soon as possible, that would potentially entail the manifestation of conflicts of interest because of its activities outside the Telefónica Group, its family relationships, its personal assets or any other reason with: (a) financial intermediaries operating with the Group Telefónica; (b) professional or institutional investors who have a significant relationship with the Group Telefónica; (c) suppliers of significant equipment or material; or (d) professional service providers or External Advisors.
Telefónica, S.A. is the only company of the Telefónica Group that is listed in Spain, so it is not necessary to have defined the specific mechanisms that would be applied to resolve possible conflicts of interest with subsidiaries listed in Spain.

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4.6. Remuneration
Remuneration of Directors of Telefónica, S.A.
This section and section 4.9.2 below constitute the Annual Report on Remuneration of Directors of Telefónica, S.A., which must be prepared and submitted to the General Shareholders' Meeting for a consultative vote. This Report, in previous years, has been published separately, being offered this year as part of the Annual Corporate Governance Report.

4.6.1. PRINCIPLES OF THE REMUNERATION POLICY
At the General Shareholders’ Meeting held on 8 June 2018, Telefónica, S.A. (“Telefónica” or the “Company”) submitted a directors’ remuneration policy for a valid term encompassing

2019, 2020 and 2021 (hereinafter referred to as the “Remuneration Policy”). The Remuneration Policy maintains the essential principles applied in the previous financial years and was approved by the General Shareholders’ Meeting with 88.45% of the votes cast.
The main focus of Telefónica’s Remuneration Policy is to attract, retain and motivate professionals for the Company, enabling it to achieve its strategic targets within the highly competitive and globalised setting in which it performs its business, by applying the most appropriate measures and practices for such purpose.
Based on the foregoing, the following are the principles of the Remuneration Policy:

		Executive Directors	Non-Executive Directors
Value creation	Alignment with the shareholders’ interests and the aim of sustainably creating value over time.	•
Pay for Performance
A significant part of the total remuneration for the Executive Directors is variable and receiving it is subject to achieving financial, business, value creation and ESG targets that are predetermined, specific, quantifiable, and aligned with the Company’s corporate plan.
•
Flexibility	The variable remuneration is not guaranteed and is sufficiently flexible so that there is a possibility of not paying this component.	•
Competitiveness
In order to ensure the Company has the best professionals on board, the remuneration package must be competitive, both in its structure and its overall amount, with respect to other comparable companies at an international level.
		•	•
Good Governance
When determining the remuneration for the Directors, the Company takes into consideration the developments taking place in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.
		•	•
Fair Pay
The professional value, experience, time spent and responsibility of each director is sufficiently remunerated, ensuring that the remuneration policies and practices guarantee there is no discrimination for any reason (among others, due to gender, age, culture, religion and/or race).
		•	•
Suitability
The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.
•
Transparency	The level of transparency in relation to remuneration is in line with the best corporate governance practices in order to create trust among stakeholders, including shareholders and investors.	•	•
For further information, the Remuneration Policy can be downloaded here: [https://www.telefonica.com/documents/162467/142439447/director-remuneration-policy.pdf/791e8f42-4857-05f9-29ee-a4669bfb2dfe]
In addition, in order to determine the remunerative terms and conditions for the Executive Directors, the remunerative system applicable to the Company’s employees has been taken into account, as follows:

•	The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees, being remunerated for the value they contribute to Telefónica and it shares the same principles.

•	The elements included in the Directors’ remuneration for their executive duties are aligned with the elements included in Telefónica’s senior executive group remuneration package.
Section 7 in Telefónica’s Remuneration Policy provides further information in this respect.

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4.6.2. WHAT WE DO
EXECUTIVE DIRECTORS

•	Linking the payment of the remuneration to the Company’s results (“pay for performance”).

•	The weighting of the quantitative metrics to which the variable remuneration is linked is currently 80%.

•
The remuneration is aligned with the interests of the shareholders and the society as a whole, since a part of the annual variable remuneration is linked with customer trust and ESG (Environmental, Social and Governance) targets.

•	Long-Term Incentive Plans:

–	A minimum performance period of three years for the targets.

–	Payment in shares.

–	Linked to metrics aligned with Telefónica’s long-term strategic targets.

–	Holding of part of the awarded shares for a certain term.

•	Shareholding equivalent of two times the fixed remuneration.

•	As part of the process of assessing the variable remuneration, the Nominating, Compensation and Corporate Governance Committee considers the quality of long-term results and any associated risk.

•	Recurring external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Policy’s design.

•	There is no guaranteed variable remuneration.

•
Non-discrimination is guaranteed regarding remuneration for any reason (among others gender, age, culture, religion or race). Telefónica’s staff are remunerated based on their professional merit, skills, experience, time spent and the responsibility they undertake.

NON-EXECUTIVE DIRECTORS

•	Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising the members’ independence.

•	The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company’s performance.

•	The Non-Executive Directors are not paid in shares, options, stock options or any share linked instruments.

•	The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.
4.6.3. THE PROCESS FOR DETERMINING THE REMUNERATION POLICY AND THE COMPANY’S BODIES INVOLVED
The Nominating, Compensation and Corporate Governance Committee, the duties of which are stipulated in Article 40 of the Articles of Association, Article 23 of the Board of Directors’ Regulations and Article 4 of the Nominating, Compensation and Corporate Governance Committee’s Regulations, plays a crucial role in defining the Telefónica Group’s Remuneration Policy and in developing and deciding on its elements; however the most important decisions must be approved by the Board of Directors.
The Committee’s mandate, within the scope of remuneration consists of continuously reviewing and updating the remuneration system applicable to Directors and Senior Executive Officers and designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, aligning their interests with the Company’s strategic targets.
In addition, other bodies and external advisors take part in the process of determining the Remuneration Policy.
The functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions are explained below, with a reference to the involvement of external advisors in this matter:

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	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders’ Meeting
It approves the Remuneration Policy at least every three years as a separate item on the agenda.
It approves the maximum amount of the annual remuneration for all the Directors.
It approves the variable remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments.
It has an advisory vote on the Annual Report about the Directors’ Remuneration, detailing the remuneration accrued during the last financial year.
Advisory vote on the Annual Report on the Directors’ Remuneration, in which the remuneration payable during the financial year is stated.
Board of Directors
Directors in their capacity as such: They approve the allocation of the maximum amount approved by the General Shareholders’ Meeting among the various items.
Executive Directors: They approve the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system.
The Board approves adaptations or updates to the Remuneration Policy.
It approves the contracts that regulate the functions and responsibilities of the Executive Directors.
It approves the Annual Report on the Directors’ Remuneration to be submitted to the advisory vote of the General Shareholders' Meeting.

It approves the design, target amounts, the level the targets are achieved and the amounts of the incentive payable, if any, both for the short- term and long-term variable remuneration of the Executive Directors, based on a proposal made by the Nominating, Compensation and Corporate Governance Committee.

It approves the Annual Report on Directors' Remuneration to be submitted to the advisory vote of the General Shareholders' Meeting.

It is reported based on an analysis and remuneration studies of the Directors’ remuneration conducted by the Nominating, Compensation and Corporate Governance Committee.
Nominating, Compensation and Corporate Governance Committee
Directors in their capacity as such: They propose the allotment of the maximum amount to the Board of Directors approved by the General Shareholders’ Meeting, among the various items.
The Committee reviews the remuneration of Directors on a regular basis to ensure that it is appropriate for the duties they perform.
Executive Directors:
•
They propose the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration.
•
They review, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the Company's strategy, needs and business situation. These conditions are subject to the approval of the Board of Directors.
•
They propose the contracts to the Board of Directors that regulate the functions and responsibilities of the Executive Directors.
•
They propose the Annual Report on the Directors’ Remuneration and the Remuneration Policy, when appropriate, to the Board of Directors.
When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the votes of the shareholders at the General Shareholders' Meeting at which the Annual Report on the Directors’ Remuneration for the previous year was submitted, in a consultative manner.

It proposes the targets at the beginning of each measurement period to the Board of Directors.
It assesses achievement of the targets at the end of the measurement period. This assessment is carried out on the basis of the results audited by the Company's external and internal auditor, which are first analysed by the Audit and Supervisory Committee, as well as the level of achievement of the targets. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded.
It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term results and any associated risk in the proposed variable remuneration.
It proposes the Annual Report on Directors' Remuneration and, when appropriate, the Remuneration Policy to the Board of Directors.

It regularly reviews the Directors’ remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation.
A reference market, selected based on a series of objective standards, is considered for conducting the external competitiveness analysis, according to the terms set out below:
1.-
A sufficient number of companies are selected to obtain results that are representative and statistically reliable and sound.
2.-
Data on size (turnover, assets, market capitalisation and number of employees) are considered so that Telefónica is positioned at the median of the comparison group.
3.-
Geographic distribution: Mainly companies with their parent company located in Continental Europe and in the United Kingdom are included, as well as representative North American enterprises in the technology, media and entertainment sectors that are benchmarks for the Company.
4.-
Geographic scope: Companies are included that operate at an international level.
5.-
Distribution by sector: It is a multi-sector sample, with homogeneous distribution among the business sectors.

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	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Audit and Supervisory Committee		It analyses the profits and losses audited by the external and internal auditor to evaluate achievement of the targets for the variable remuneration.
Planning and Control, Corporate Ethics and Sustainability Human Resources		They draw up reports related to the achievement level of the operative, financial and non-financial targets based on the results audited by the Company’s external and internal auditor.
Secretary General
This person draws up formal documents related to the Remuneration Policy to be submitted to the General Shareholders’ Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Supervisory Committees.
Together with HR Management, it prepares the Annual Report on the Directors’ Remuneration.

Together with HR Management, it prepares the Annual Report on Directors' Remuneration.
Human Resources
It draws up the proposals related to the design of the Remuneration Policy applicable to the Executive Directors.
Together with the General Secretary, it prepares the Annual Report on the Directors’ Remuneration.

Together with General Secretary, it prepares the Annual Report on Directors' Remuneration.
External Advisors in 2019
Willis Towers Watson advised on drawing up the Annual Report on the Directors’ Remuneration for 2019.
Moreover, the law firms Uría Menéndez and Garrigues took part in the review of the aforementioned report.

		Mercer-Kepler analyses the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of lifecycles of the share plan on a quarterly basis.	Willis Towers Watson provided advice on the comparative analysis of the market for the Directors’ and the Senior Executives’ remunerative package.

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4.6.4. THE WORK PERFORMED BY THE NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE
Pursuant to Article 40 of the Articles of Association, Article 23 of the Board of Directors’ Regulations and Article 1 of the Nominating, Compensation and Corporate Governance Committee’s Regulations, the Committee must be composed of no fewer than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors and the majority of them must be independent Directors. It is also stated that the Chairperson of this Committee must be an independent Director in all cases.
In this respect, the Committee is composed of the following directors:

Name	Position	Type	Date of Appointment
D. José Javier Echenique Landiríbar	Chairman	Independent	4 May 2017 (as a member) 18 December 2019 (the date he was appointed as Chairman)
D. Peter Erskine	Member	Other External Director	27 February 2008
Dª Sabina Fluxà Thienemann	Member	Independent	27 April 2016
Dª María Luisa García Blanco	Member	Independent	18 December 2019
D. Francisco Javier de Paz Mancho	Member	Other External Director	8 April 2016 (Chairman until 18 December 2019)
The Nominating, Compensation and Corporate Governance Committee applies the Technical Guide 1/2019 on Appointment and Remuneration Committees, approved by the National Securities Market Commission (CNMV) on 20 February 2019.
During the financial year 2019 and up to the date this report was approved, the most significant activities carried out by the Nominating, Compensation and Corporate Governance Committee within the scope of remuneration have been the following:
Year 2019:

–	Drawing up an Annual Work Plan for 2019 in order to ensure suitable planning to guarantee the targets sought are effectively achieved by the Committee.

–	Evaluation of the fulfilment of targets linked to the annual variable remuneration of Executive Directors for the financial year 2018 (payable in 2019).

–	Drawing up a Regulation of the functioning of the Committee, in line with the CNMV recommendations included in its Technical Guide 1/2019.

–	Analysis of the Executive Directors’ total remuneration for 2019.

–	Analysis of the total remuneration for the members of the Executive Committee in 2019.

–	Proposal for determining and monitoring the targets linked to the annual variable remuneration of Executive Directors for the financial year 2019.

–	Allocation of shares corresponding to the second cycle of the Long-Term Incentive Plan 2018-2023.

–
Review and analysis of the proposal of the HR Management of Telefónica, S.A., regarding the launch of the Global Stock Option Plan for the shares of Telefónica, S.A. (GESP) for the employees in the Telefónica Group.

–	Analysis of the organisational structure of the Telefónica Group and other issues related to the staff, such as gender diversity or different policies applicable to the Executives and employees.

–
Proposal regarding the 2018 Annual Report on the Directors’ Remuneration to be submitted to the Board of Directors and subsequently submitted to the Ordinary General Shareholders’ Meeting held in 2019.

Year 2020 (until the date this report was approved, on 19 February 2020):

–	Analysis of the Executive Directors’ total remuneration for 2020.

–	Analysis of the total remuneration for the members of the Executive Committee for 2020.

–	Evaluation of the achievement of targets linked to the annual variable remuneration of Executive Directors for the financial year 2019 (payable in 2020).

–	Proposal for determining and monitoring of the targets linked to the annual variable remuneration of Executive Directors for the financial year 2020.

–
Proposal regarding the 2019 Annual Report on the Directors’ Remuneration, to be submitted to the Board of Directors and subsequently submitted to the Ordinary General Shareholders’ Meeting held in 2020.

In order to better fulfil its duties, the Nominating, Compensation and Corporate Governance Committee can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the Company’s expense. In this respect, Willis Towers Watson provided advice on the design of this Annual Report on Directors' Remuneration. Likewise, the law firms Uría Menéndez and Garrigues have taken part in the review thereof.

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4.6.5. REMUNERATION POLICY OF TELEFÓNICA APPLICABLE IN 2020
Telefónica regularly conducts a reflection process of the Remuneration Policy in force, in which it considers both internal and external factors:

•
Internal factors: The results obtained by the Group, the short- and long-term targets, their link to the strategic and sustainability plan, as well as their alignment with the general remuneration policy for the Company’s employees.

•
External factors: The recommendations received in the involvement process that Telefónica regularly conducts with shareholders, market practices of relevant companies for Telefónica due to being competitors or due to their business or talent and companies considered high performers and general corporate governance recommendations at an international level.

After such analysis was conducted, it was shown that no changes needed to be made to the guidelines determined in the Remuneration Policy in force (approved with 88.45% of the votes cast at the General Shareholders’ Meeting held on 8 June 2018).
Therefore, no differences are planned compared with the Policy applied in 2019, as explained in section 4.6.8 below.
In relation to the next Annual General Meeting, the Board of Directors will not submit any modifications to the Remuneration Policy approved on the 8th of June of 2018.
4.6.6. THE EXECUTIVE DIRECTORS’ REMUNERATION IN 2020
As specified above, as of the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer/C.O.O. (“Consejero Delegado”).
Pay for performance and pay mix
The remunerative system for Telefónica’s Executive Directors is characterised by its competitiveness and high demands. The variable remuneration, which is designed to incentivise achievement of the Company’s short- and long-term targets, is one of the fundamental pillars of this system.
In this respect, Telefónica’s long-term strategy is based on the following three basic pillars, which are linked to the variable remuneration of Telefónica’s whole human team:

(i)	Growth, in the form of Operational Revenue and Total Shareholders Return;

(ii)	Efficiency, through improving the Operative Income Before Depreciations and Amortisations (OIBDA) margin and generating Free Cash Flow;

(iii)
Trust. Telefónica is a company that is fully committed to the sustainability. For such purpose, factors are weighted such as customer trust, society trust, gender diversity or contributing to the fight against climate change.

Receiving the Annual Variable Remuneration is linked to achieving certain financial and business operational targets linked to growth and efficiency, as well as a series of non-financial targets linked to customer trust and ESG. Moreover, the long-term variable remuneration is linked to the value creation in the Telefónica Group in the medium- and long-term by measuring the growth in the total shareholders return and economic financial targets:
All the targets are predetermined, specific, quantifiable and aligned with Telefónica’s strategic goals, strictly determined and assessed by the Nominating, Compensation and Corporate Governance Committee, which monitors them, so that their alignment with Telefónica’s social interests is ensured.
The Executive Directors benefit from a fully flexible variable remuneration system that implies no amount is paid to them for this item if they do not meet the minimum achievement thresholds. The short- and long-term variable remuneration percentage may become relevant if the maximum target is achieved. In any case, such percentage of their total remuneration (considering, for such purpose, the sum of the Fixed Remuneration, Annual Variable Remuneration and the annualised long-term incentive) may not exceed 85%.
The pay mix for Telefónica’s Executive Directors is shown below, bearing in mind a situation in which the stipulated targets are achieved:

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2020 Remuneration scheme for Executive Directors

In Telefónica, the remuneration based on results has a significant weight in the total remuneration
(paymix in case of **100% achievement** of objectives **or target level**)

21%
Executive Chairman
39%
40%
24%
Chief Operating Officer
(Consejero Delegado)
36%
40%

Remuneration based on results

Free Cash Flow (50%)

Relative TSR* (50%)

* The peer group consists of companies belonging to the telecommunications sector, weighted according to their relevance to Telefónica

Operational and financial objectives (80%)

- **OIBDA (30%)**
- **Operating Income (30%)**
- **Free Cash Flow (20%)**

Non-financial objectives linked to customer trust and ESG (20%)

- **Customer Trust (15%)**
  - NPS – 66.66%
  - NPS GAP – 33.33%
- **ESG (5%)**
  - Society Trust (REP Trak - 60%)
  - Climate Change (GHG emissions - 20%)
  - Gender Diversity (% of Women in executive roles - 20%)

■ **Fixed Remuneration** ■ **Annual Variable Remuneration** ■ **Long Term Incentive in Shares***

*Since the allocation of shares of the third cycle within the 2020-2023 long-term incentive plan has not been made yet, the pay mix reflects the allocation made last year for the second cycle 2019-2022

Components of the remuneration package in 2020:
The elements included in the Executive Directors’ remuneration package for performing their executive duties are the following:
A. FIXED REMUNERATION
Purpose:
Suitable compensation for performing their executive duties according to the level of responsibility, leadership and performance within the organisation, promoting the retention of key staff and attracting top talent and creating sufficient economic independence to balance the significance of other remunerative items.
Amount:
No increases of the Executive Directors’ fixed remuneration are expected during 2020.
Executive Chairman: €1,923,100.
This remuneration is the same as the amount paid since 2016, and it was determined for his position as Chief Executive Officer and remained the same after his appointment as Chairman in the referred 2016 year. This remuneration is 13.8% lower than the one determined for the position of Executive Chairman prior to his appointment as such.

Chief Operating Officer (“Consejero Delegado”): €1,600,000.
This remuneration is the same as the amount paid when Mr. Vilá was appointed as a Chief Operating Officer (“Consejero Delegado”) of the Company on 26 July 2017.
Functioning:
The annual gross fixed remuneration is paid on a monthly basis. This remuneration is determined by the Board, according to a proposal of the Nominating, Compensation and Corporate Governance Committee, in a manner consistent with the level of responsibility and leadership within the organisation, encouraging the retention of key professionals and attracting top talent, and providing sufficient economic independence to balance the importance of other remunerative items.
This remuneration may be adjusted every year depending on the criteria approved from time to time by the Nominating, Compensation and Corporate Governance Committee. The maximum annual increase may not exceed 10% of the gross annual salary in the previous year. In certain situations, such as a change in responsibility, development of the duties and/or special needs for retention and motivation, the Committee may decide to apply higher increases. The underlying reasons will be explained in the relevant Annual Report on the Directors’ Remuneration.

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B. ANNUAL VARIABLE REMUNERATION
Purpose:
Rewarding the achievement of a combination of financial, business operations related to customer trust and ESG targets that are pre-determined, specific, quantifiable and aligned with the social interest and Telefonica’s strategic targets.
Amount:
Target Amount (this is reached when 100% of the pre-determined targets have been achieved):

–	Executive Chairman: 180% of the Fixed Remuneration.

–	Chief Operating Officer: 150% of the Fixed Remuneration.
Maximum Amount (this is reached when the pre-determined targets are achieved at the maximum level):

–	Executive Chairman: 233.10% of the Fixed Remuneration (129.5% of the target).

–	Chief Operating Officer: 194.25% of the Fixed Remuneration (129.5% of the target).
The target and maximum amounts are the same as for 2018 and 2019.
Metrics:
For the financial year 2020, the Appointment, Compensation and Good Governance Committee has reviewed the targets, metrics and performance scales to be applied in order to ensure fulfilment of the Telefónica Group’s Strategic Plan. As a result, the Board of Directors has selected the quantifiable and measurable metrics that best reflect the Telefónica Group’s value creation levers, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee. These metrics and their relevant weight are as follows:

•	80% of the targets are operational and financial:

◦	30% of the targets are linked to the OIBDA, which reflects both the Group’s growth and development in operational execution.

◦	30% of the targets are linked to the Operating Revenue, which enables the Telefónica Group’s growth to be measured.

◦	20% of the objectives is linked to the Free Cash Flow, whose generation enables the decrease of the debt.

•	The remaining 20% is linked to non-financial targets related to the customer trust and ESG targets, aligned with the Company’s Strategic Plan:

◦	15% of the targets is linked to Customer Trust, not only related to Telefónica but also in relative terms compared with our competitors:

–	NPS - 66,66%

–	GAP NPS - 33,33%

◦	5% of the targets is linked to the following ESG targets: Society Trust, Diversity and Climate Change:

–	Society Trust (REP Trak - 60%).

–	Climate Change (GHG Emissions - 20%).

–	Gender Diversity (% of Women in executive roles- 20%).
Functioning:
The aforementioned targets are approved by the Board of Directors at the beginning of each financial year, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee.
The maximum level of the Annual Variable Remuneration target in 2020 remains at 129.5% in the case of the maximum achievement of the pre-determined targets.
For the purpose of calculating the payment coefficient obtained for each level of target achievement, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In the case of 100% achievement of the target set, the target Annual Variable Remuneration will be paid and, in the case of maximum achievement of the targets the maximum Annual Variable Remuneration will be payable.
Information is provided below in greater detail about the scales for achieving each of the targets and how the stipulated maximum is achieved:

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In order to calculate the amount of the Annual Variable Remuneration, the Nominating, Compensation and Corporate Governance Committee firstly considers the level of achievement and weighting of each target on an individual basis and then the overall level of achievement of the targets as a whole. For such purpose, it applies the internal target assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the Committee is supported by the Audit and Supervisory Committee, which provides information about the audited results by the external auditor of the Company (PRICEWATERHOUSECOOPERS AUDITORES, S.L.) and by the internal audit. The Committee also considers any associated risk for both setting the targets and assessing their achievement.
In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessment are disregarded and the long-term quality of the results and any associated risk are considered in the proposed Annual Variable Remuneration.
The Annual Variable Remuneration is fully paid in cash provided the targets set for this purpose have been achieved.

Moreover, the Nominating, Compensation and Corporate Governance Committee is authorised to propose to the Board of Directors to fully or partially cancel payment of the annual variable remuneration if certain unforeseen circumstances arise, as described in section 4.6.6 of this Report.

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C. LONG-TERM INCENTIVE PLAN 2018-2023
Purpose:
To increase the Executive Directors’ and management team commitment to the Company and its Strategic Plan, linking their remuneration to creating value for the shareholders and sustainable achievement of the strategic targets, so that they are in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plan, the Company also aims to offer a competitive remuneration package that contributes to retain managers who occupy key positions in the organisation.
Description:
A Long-Term Incentive Plan was approved at the General Shareholders’ Meeting held in 2018 consisting of payment with the shares of Telefónica, S.A. The Executives of the Telefonica Group, including the Executive Directors of Telefónica, S.A, that meet the requirements stipulated for such purpose from time to time are invited to take part in such Plan.

The total term of the Plan is five (5) years divided into three (3) cycles, independent one from the other, of three (3) years each (in other words, providing the shares corresponding to each cycle takes place once three years have elapsed counted from the start of each cycle).

1.	The first cycle 2018-2021: The target measurement period began on 1 January 2018 and will end on 31 December 2020. If the targets are achieved the shares will be provided in 2021.

2.	The second cycle 2019-2022: The target measurement period began on 1 January 2019 and will end on 31 December 2021. If the targets are achieved the shares will be provided in 2022.

3.
The third and last cycle 2020-2023: The target measurement period began on 1 January 2020 and will end on 31 December 2022. If the targets are achieved the shares will be provided in 2023. On the date this report was submitted, the shares had still not been allocated.

Metrics and functioning:

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Relative TSR	Free Cash Flow
Definition	Sum of the cumulative variation of the share value of Telefónica, S.A. plus the dividends and other similar concepts perceived by the shareholder during the cycle in question.	Free cash flow generation.
Establishment of the grade of achievement	The evolution of TSR from the Telefónica S.A. share is measured from the beginning of the cycle (2020) to the end of such cycle (2022), in relation to the TSR from other companies pertaining to the telecommunication sector, weighing depending upon its relevance to Telefónica, S.A. Those companies form the comparison group. The companies included in the comparison group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Belgacom, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, y Tim Participaçoes.	The level of FCF generated by the Telefónica Group is measured during each year, in comparison with the value set in the budgets approved by the Board of Directors for each year, considering the degree of final achievement of FCF, the average of the annual partial results obtained and approved by Nomination, Compensation and Good Governance Committee.
Performance Scale	The number of shares to be delivered associated with the achievement of this objective will be between 15% of the number of theoretical shares, in the case that the evolution of the TSR of the share of Telefónica, S.A. is, at least, the median of the Comparison Group, and 50% if the evolution is in the third or higher quartile of the Comparison Group. The percentage by linear interpolation is calculated for those that are in between the median and the third quartile.	For each cycle, the Board of Directors, on the proposal of the Nominating, Compensation and Corporate Governance Committee, determines an achievement scale that includes a minimum threshold, below which no incentive is paid and whose achievement involves the delivery of 25% of the theoretical shares assigned, and a maximum level, which assumes the delivery of 50% of the theoretical shares assigned.

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The Nominating, Compensation and Corporate Governance Committee conducts an assessment of the targets on an annual basis and, once the Plan has ended, the level of achievement is determined. When conducting this assessment, the Committee is supported by the Audit and Supervisory Committee, which provides information about the accounts audited by the Company’s external auditor. The Committee also considers any associated risk for both setting the targets and assessing their achievement.
When determining the target achievement level, any positive or negative economic impact caused by extraordinary events that could distort the results of the assessment is disregarded.
At least 25% of the shares awarded within the scope of the Plan to the Executive Directors and other members that are determined by the Board of Directors are subject to a retention period of one year.
In order for each of the participants to be entitled to receive the corresponding shares, they must have held an employment or commercial relationship with the Telefónica Group on the date the shares of each cycle are provided (subject to the exceptions considered appropriate) and have been associated with the Telefónica Group for at least one year.

Incentives allocated in the three cycles of the Plan:
Apart from the number of shares allocated at any time, the features of the three cycles of the Long-Term Incentive Plan are the same as those previously described.
The value of the shares allocated in the first and second cycle of the Plan is lower than the maximum limit determined in the Remuneration Policy (250% of the Fixed Remuneration).
Regarding the third and last cycle of the Plan, on the date this report was submitted, the shares had still not been allocated. In any case, the allocation in the third cycle of the Plan will take place in accordance with the maximum limit determined in the Directors’ Remuneration Policy (250% of the Fixed Remuneration).
The number of shares to be provided at the end of each cycle in the Plan will depend on the allocation approved by the Board of Directors and the level the targets of the Plan is achieved.
In any case, the total number of shares to be provided by executing the Plan to all the participants (including Executive Directors) at the end of each cycle may never exceed 0.27% of the share capital of Telefónica, S.A. at the beginning of the relevant cycle.
D. TELEFÓNICA EMPLOYEE PENSION PLAN
Contributions
The Pension Plan for the Executive Directors is in accordance with the same scheme and is aligned with the Pension Plan for Telefónica’s employees regarding its terms and conditions and the contribution percentages:

•	Executive Chairman: 6.87% of his base salary, plus 2.2% as a mandatory contribution to be made by the Executive Chairman up to the maximum annual limit that the law stipulates from time to time.

•
Chief Operating Officer (“Consejero Delegado”): 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer (“Consejero Delegado”) up to the maximum annual limit that the law stipulates from time to time.

Functioning:
As described in each of the Executive Directors contracts, the Pension Plan is a defined-contribution plan and the contingencies covered are as follows: retirement; death of the participant; death of the beneficiary; total and permanent disability to work in one’s usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the participant.
The benefits consist of the economic right accrued by the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It is quantified according to the number of account units that correspond to each participant based on the amounts contributed to the Pension Plan and is assessed for the purpose of payment according to the value of the account unit from the business day before the date when the benefit becomes effective.

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The participants may also exercise their vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.
The Pension Plan is included within the “Fonditel B Pension Fund,” managed by Fonditel Pensiones, EGFP, S.A.
It should be noted that, in 2015, applicable law reduced the financial and tax limits of contributions to pension plans, therefore in order to compensate the difference arising in favour of the beneficiaries, a unit-link group insurance policy was taken out through which the aforementioned differences are channelled in each financial year they arise.
This unit-link insurance policy is taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after merger by absorption of Seguros de Vida y Pensiones Antares, S.A. by Plus Ultra, on the 31st of December of 2019), and covers the same contingencies as in the Pension Plan with the same exceptional liquidity events in the case of serious illness or long-term unemployment.
E. REMUNERATION IN KIND
In addition to the life insurance policy covering death or disability described above, the Executive Directors are provided with e general health insurance and dental coverage as remuneration in kind and they are also provided with a company vehicle, all of the foregoing in line with the general policy applicable to the Company’s Executives.
Moreover, the General Shareholders’ Meeting held in 2018 approved a “Global Incentive Telefónica, S.A. Stock Option Plan for Employees of the Telefónica Group” (hereinafter referred to as the “Global Plan”), according to which Telefónica’s employees, including the Executive Directors, may acquire Telefónica’s shares for a maximum annual amount of €1,800 over a period of twelve (12) months (purchase period). The Company provides a maximum of one (1) additional share free of charge for each two (2) shares they acquire, if the condition is met that they remain in the Company and the shares are retained for one (1) year after the purchase period has ended (holding period).
The requirement for receiving these shares is remaining in the Company and retaining the purchased shares for one (1) year after the purchase period has ended. In any event, the total of additional shares for the whole Plan may never exceed 0.1% of the share capital of Telefónica, S.A. at the date of approval of this resolution, i.e. at the date of the 2018 General Shareholders’ Meeting. Out of the total of Additional Shares of the Plan, the maximum number to be delivered to the Executive Directors of Telefónica, S.A. will amount to 500 shares of Telefónica, S.A., with a par value of one euro.
On the date this report was approved, the plan is under the execution period. As a sample of their commitment to the Company and in order to provide an incentive to other employees to take part in the Global Plan, the Executive Directors will contribute the maximum permitted by applicable Plan of €1,800.

Moreover, Telefónica has taken out a third-party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the usual terms and conditions for these kinds of insurance policies. This policy also includes the Company’s subsidiaries in certain cases.
F. EXECUTIVE BENEFITS PLAN
Maximum contribution:
35% of the Fixed Remuneration.
Contributions to the Pension Plan for Telefónica employees are deducted from these payments, which are calculated according to the above percentage.
Payment of any compensation related to the termination of the labour relationship is incompatible with recognition of any economic right related to this Executive Benefits Plan.
Functioning:
The implementation vehicle of this Plan approved in 2006 is a unit-link group life insurance policy taken out with an insurance company.
The contingencies covered by the EBP are retirement, early retirement, permanent loss of working capacity consisting of total or absolute disability or serious disability and death. However, as explained above, no economic right whatsoever is recognised if the Executive Director receives any compensation due to the termination of his/her labour relationship.
The amount of the benefits from this coverage is equivalent to the mathematical provision corresponding to the insured party on the date when the policyholder provides notice and proves to the insurance company that such situation has arisen.
There is currently no vesting of economic rights in favour of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors may make the appropriate adjustments.
Any adjustments to be included in the EBP must be approved by the Board of Directors. These adjustments must be justified and proposed by the Nominating, Compensation and Corporate Governance Committee. The reasons for the adjustments must be duly explained in the annual report on the directors’ remuneration.
Even though there are no changes planned for the functioning of this Plan, it may be updated by the Board of Directors according to a proposal made by the Nominating, Compensation and Corporate Governance Committee to adapt it to any amendments made to applicable legislation.

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Malus and claw-back clauses for the variable remuneration
Regarding claw-back formulae or clauses in order to claim the return of the variable remuneration components based on the results, if such components have been paid based on data that is later clearly shown to be inaccurate, and to adopt measures to avoid any conflict of interest, the following should be taken into account:

•	The Nominating, Compensation and Corporate Governance Committee is authorised to propose cancellation of payment of the variable remuneration to the Board of Directors under these circumstances.

•
Furthermore, the Nominating, Compensation and Corporate Governance Committee must assess whether exceptional circumstances of this kind could even lead to termination of the relationship with the respective party or parties responsible, proposing to the Board of Directors that such measures as may be appropriate should be adopted.

In addition, in 2018, the Company included malus and claw-back clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. According to these clauses, in the years 2021, 2022 and 2023, each time shares are provided, it must be assessed whether to partially or fully confirm or cancel the relevant settlement in each financial year and, if need be, to claim partial or full return of the shares already provided (or reimbursement of their value in cash) if the number of shares delivered was not in accordance with the terms and conditions stipulated by the Board of Directors or when they had been provided bearing in mind data that have later been proven to be inaccurate.
Moreover, in 2024, when drawing up the annual accounts for the previous financial year, it will be assessed whether the return of the shares previously provided should be partially or fully claimed (or reimbursement of their value in cash) if the aforementioned situations arise. Moreover, the Company may partially or fully cancel payment of the Plan to the Executive Directors if the Company’s external auditor includes exceptions in its report that reduce the results taken into consideration to determine the number of shares to be provided.
Possible severance pay
The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or for third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.
Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (“Consejero Delegado”), Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous, which specify agreed severance pay for termination of the relationship, when appropriate, which could amount to a maximum of four (4) annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two (2) amounts of annual variable remuneration paid pursuant to the contracts.
Contractual terms and conditions for the Executive Directors
The contracts that currently regulate performing the Executive Directors’ duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These contracts have been proposed by the Nominating, Compensation and Corporate Governance Committee, approved by the Board of Directors and have not suffered any significant modifications during 2019.
In addition to the prior notice and severance pay conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors’ contracts:

•	Term: Indefinite

•
Prior notice: There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Chief Operating Officer, being stipulated that he must notify such unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the period of prior notice he had failed to observe.

•
Exclusivity: During the term of the contracts, it is prohibited to sign (whether directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.

•
Non-competition clause: The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.

In addition, it states that the relationship is incompatible, during the term of the clause (two (2) years after the termination of the contract for any reason) with directly or indirectly rendering services, on an employed or self-employed basis, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.

•
Confidentiality: While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents that they have

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knowledge of or to which they have had access as a result of performing their duties.

•
Compliance with the regulatory system: The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.

Commitment to hold shares on a permanent basis
As it is stipulated in section 4.2 of the Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those awarded as remuneration) equivalent to two (2) years’ gross fixed remuneration as long as they are members of the Board of Directors and perform executive duties.
The term set for meeting this target is five years, counted from the date the Policy comes into force or, in the case of Executive Directors appointed at a later time, counted from the date of their appointment.

Shareholding requirement
Executive Chairman	200% of his Gross Fixed Remuneration
Chief Operating Officer (“Consejero Delegado”)	200% of his Gross Fixed Remuneration
In the event of non-compliance with this commitment, the Board of Directors, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, may reduce the amount payable for the Long-Term Incentive.
Although this requirement came into effect on 1st of January of 2019 and the Executive Directors have until 31 of December of 2023 to comply with it, the Executive Chairman of the Company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A. on the 31st of December of 2019, which amounted to 1,452,067 voting rights, which were valuated with a price of 7.1164 euros per share (according to its average value during 2019), representing a 537% of his fixed remuneration. In this regard, it should be noted that, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired since his appointment as Executive Chairman 898,813 shares.
Likewise, the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, held a shareholding at Telefónica, S.A., which amounted to 380,109 voting rights, which were valuated with the same price per share, representing 169% of his fixed remuneration.
4.6.7. THE DIRECTORS’ REMUNERATION IN THEIR POSITIONS AS SUCH IN 2020
The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General Shareholders’ Meeting, pursuant to the provisions in Article 35 of the Articles of Association.

According to the foregoing, the Ordinary General Shareholders’ Meeting held on 11 April 2003 set the annual gross maximum amount at 6 million euros for the remuneration payable to the Directors in their positions as members of the Board of Directors.
The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, taking into account the duties and responsibilities assigned to each Director, membership of Committees within the Board of Directors and other objective circumstances that would be considered relevant.
Regarding the financial year 2020, according to the market information available, the Committee has proposed to the Board not to increase the Directors’ fixed remuneration, both in their positions as such and for performing their executive duties. This remuneration has remained the same since 2012.

euros	Board of Directors	Executive Committee	Advisory or Supervisory Committee (*)
Chairman (**)	240,000	80,000	22,400
Vice Chairman	200,000	80,000	-
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other External Member	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Supervisory Committees is €1,000
(**)In this regard, the Executive Chairman has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee), as in previous years

The Executive Directors can waive payment of the aforementioned amounts.
Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica’s subsidiaries and investee companies.
4.6.8. APPLICATION OF THE REMUNERATION POLICY IN 2019
Summary of the Remuneration Policy applied during 2019 and the results of the ballot on the 2019 Annual Report on the Directors’ Remuneration
The remuneration payable in the financial year 2019 was in line with the terms of the Remuneration Policy approved by the shareholders on a binding basis at the General Shareholders’ Meeting held on 8 June 2018, which was in force until the end of the financial year 2018, pursuant to the provisions in the Transitional Provision of Article 529 Nineteen of the Capital Companies Act.
For further information, please access the Remuneration

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Policy in force in 2019 here. [https://www.telefonica.com/documents/162467/142439447/director-remuneration-policy.pdf/791e8f42-4857-05f9-29ee-a4669bfb2dfe]
In this respect, the remuneration payable in 2019 to the Executive Directors and the Directors in their positions as such consists of the same elements as those described for the Remuneration Policy in force in 2020.
The detailed description of the Directors’ remunerative system for 2019 is included in section 8 of the Annual Report on the Directors’ Remuneration for 2018. This report was approved by 90.97% of the votes cast, with a 6.88% of votes against and a 2.15% abstention. Therefore, and taking into account the high level of approval of this Report, the Company has considered appropriate to elaborate the 2019 Annual Report on Remuneration in similar terms, modifying the drafting of some items to contribute the rise of the transparency level.
Summary of the total remuneration payable to the Executive Directors
The total remuneration payable to the Executive Directors in 2019 amounted to €5,537 thousand in the case of the Executive Chairman and €4,094 thousand in the case of the Chief Operating Officer (“Consejero Delegado”). This remuneration is aligned with the remuneration paid in previous years and with the Company’s results.

Executive Chairman
€ 5,504
3,427
132
22
1,923
2017
€ 5,553
3,479
132
19
1,923
2018
€ 5,537
3,448
132
34
1,923
2019
Chief Operating Officer
The remuneration of the Chief Operating Officer in 2017 is not included due to the fact that Mr. Ángel Vilá Boix, was appointed Chief Operating Officer of the Company on July 26, 2017
2017
€ 4,115
2,412
72
31
1,600
2018
€ 4,094
2,390
72
32
1,600
2019
Fixed Remuneration
Remuneration in Kind
Pension scheme for Telefónica Employees
Annual Variable Remuneration

Data expressed in thousands of euros.

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Executive Directors’ remuneration in 2019
A. FIXED REMUNERATION

a.	Executive Chairman €1,923,100.
In the case of the Executive Chairman, the amount of his Fixed Remuneration in 2019 was the same as that paid since 2016, which was determined in his position as Chief Operating Officer (“Consejero Delegado”), having remained the same after his appointment as Chairman in the referred 2016 year.

b.	Chief Operating Officer (“Consejero Delegado”) €1,600,000.
This remuneration is the same as the amount paid when Mr. Vilá was appointed as a Chief Operating Officer (“Consejero Delegado”) of the Company on 26 July 2017.

B. ANNUAL VARIABLE REMUNERATION
Executive Chairman: € 3,447,734.
Calculated as the multiplication of the Fixed Remuneration (€1,923,100) by the Bonus Target (180%) by Overall Target Achievement Level (99.6%)
Chief Operating Officer (“Consejero Delegado”): €2,390,400.
Calculated as the multiplication of the Fixed Remuneration (€1,600,000) by the Bonus Target (150%) by the Overall Target Achievement Level (99.6%).
For the financial year 2019, the Board of Directors approved, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the quantifiable and measurable metrics that best reflected the levers for creating value for the Telefónica Group with the aim of guaranteeing fulfilment of its Strategic Plan. These metrics and their relative weightings are the following:

METRIC	DEFINITION AND MEASURING METHOD	WEIGHTING
OIBDA	It is the Operating Result before Amortizations and Depreciations. OIBDA includes the operating income minus all costs (direct, commercial, customer management, network, systems, support and employees, amongst others.)	30%
OPERATING REVENUES	Correspond to service revenues, revenues generated from the core business of the Company, revenues for terminal sales and other operating revenues.	30%
FREE CASH FLOW	The amount of funds generated from operations throughout the year and it is calculated as funds collected from customers less payments required to carry out operations and invest in assets, including therefore payments to suppliers, employees, as well as spectrum, fees, taxes and interest on debt.	20%
CUSCUSTOMER TRUST (NPS / GAP NPS) TOMER TRUST (NPS / GAP NPS)	NPS and GAP NPS are the metrics used to measure our customers experience. It calculates which is their willingness to recommend our products and services; as well as the difference compared to our main competitor. It is calculated through the answer to the following question: How likely are you to recommend the services of Movistar/O2/Vivo to a family member, friend or colleague? (On a scale of 1 to 10, 1 means I would not recommend; and 10 means I would recommend). Ratings between 9 and 10 are considered promoters, and between 1 and 6 are considered detractors. NPS = % Promoters - % Detractors	15%
SOCIETY TRUST (REP Trak ®)	RepTrak® Pulse is the metric used to measure the reputation (the society perception for Telefonica). It measures the emotional attractiveness of our brands according to 4 fundamental elements: admiration and respect, esteem, confidence, and good impression.	3%
CAMBIO CLIMÁTICO (reducing greenhouse gas emissions)
Greenhouse gas (GHG) emissions is the metric used to measure our environmental impact. It is measured through direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use.
CO2 emission = Activity x Emission Factor
- Activity data: Amount of energy, fuel, gas, etc. consumed by the Company
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each activity unit.
For electricity, the emission factor provided by the supplier of this electricity is used and for fuels, the emission factors of the GHG Protocol are used.
		1%
GENDER DIVERSITY (% of Women in management roles)
The percentage of women within the managers group in the Telefónica Group is the metric used to measure Gender Diversity. It is measured on the total group of Telefónica Group Managers in the workforce at the end of December. The managers group is defined according to the criteria and processes established by the People area at corporate level. Prior to the Nominating, Compensation and Good Governance Committee, there is a Transparency and Diversity Committee, made up of the Chairman and four members of the Executive Committee, which validates, on a monthly basis, the proposals for appointments from this group, to ensure compliance with the measures and policies established in the area of transparency and gender diversity.
		1%

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Throughout the year, the Nominating, Compensation and Corporate Governance Committee monitored the following targets set for the Annual Variable Remuneration in 2019, payable in 2020.
The aforementioned targets were finally assessed based on the audited accounts for the financial year 2019, according to the following process:

1.
The results for the financial year 2019 and the level of achievement of the targets were firstly examined by the Audit and Supervisory Committee, based on the results audited by PRICEWATERHOUSECOOPERS AUDITORES, S.L.

2.	Following this examination, the Nominating, Compensation and Corporate Governance Committee prepared a bonus proposal that was submitted to the Board of Directors for approval.

3.
Lastly, the Board of Directors approved the proposal for the Annual Variable Remuneration submitted by the Nominating, Compensation and Corporate Governance Committee. As a result of the foregoing, the Board has agreed that the amount to be received by the Executive Directors during the first quarter of 2020, as detailed in the following table and based on the following level of achievement of the targets, will be as follows:

METRICS		TYPE OF OBJECTIVE	RESULTS (% of achievement of objectives on target) — Minimum / Target / Maximum	WEIGHTING (%)
OIBDA		Financial	99 %	30%
Operating Revenue		Financial	99 %	30%
Free Cash Flow		Financial	100 %	20%
Objectives linked to customer trust and ESG objectives	*Customer Trust* *(NPS)*	Non Financial	95 %	10%
	Customer Trust *(GAP NPS)*	Non Financial	100 %	5%
	Society trust *(RepTrack ®)*	Non Financial	*The maximum level has been exceeded*	3%
	Climate Change *(GHG Emissions)*	Non Financial	*The maximum level has been exceeded*	1%
	Gender Diversity *(% Women in management roles)*	Non Financial	97 %	1%

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The overall achievement level of the targets corresponds to 99.6% of the weighted payment coefficient. The Annual Variable Remuneration target was 180% of the Annual Fixed Remuneration for the Executive Chairman and 150% of the Annual Fixed Remuneration for the Chief Operating Officer (“Consejero Delegado”).
C. THE LONG-TERM INCENTIVE PLAN 2018-2023
In the financial year 2019, the Executive Directors did not accrue any amount whatsoever from the long-term incentive plans.
As explained in section 4.6.6 above, the General Shareholders’ Meeting in 2018 approved a Long-Term Incentive Plan consisting of awarding shares of Telefónica, S.A. aimed at Executives of Telefónica, S.A. that, meeting the requirements stipulated for such purpose from time to time, are invited to participate therein, including the Executive Directors de Telefónica, S.A.
The first two cycles of the Plan, 2018-2021 and 2019-2022, were in force in 2019, the features of which have been described in section 4.6.6 above.
D. PENSION PLAN FOR TELEFÓNICA’S EMPLOYEES
The contributions made in 2019 to the “Fonditel B, Fondo de Pensiones” Pension Plan:

•	Executive Chairman: € 6.060.

•	Chief Operating Officer (“Consejero Delegado”): € 5.377
The contributions made in 2019 to the unit link insurance policy, related to the Pension Plan, taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after merger by absorption of Seguros de Vida y Pensiones Antares, S.A. by Plus Ultra on the 31st of December of 2019), were as follows:

•	Executive Chairman: € 126,057

•	Chief Operating Officer (“Consejero Delegado”): € 66,783.
The Pension Plan for the Executive Directors follows the same scheme and is aligned with the Pension Plan for Telefónica’s employees regarding its terms and conditions and the contribution percentages

The amount of the vested rights on 31 December 2019 was as follows:

•
Mr. José María Álvarez-Pallete López: € 303,099 (of which he amount of € 1655,253corresponds to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica’s Pension Plan).

•	Mr. Ángel Vilá Boix: € 325,003 (of which the amount of €22,437 corresponds to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica’s Pension Plan)
The mathematical provision of the unit-link insurance policy on 31 December 2019 was as follows:

•	Mr. José María Álvarez- Pallete López: € 657,715.

•	Mr. Ángel Vilá Boix: €299,196.
It is recorded that the development of the accumulated funds recorded is related to both the contributions made and their revaluation.
Additional information can be found about the features of the

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Pension Plan for employees in section 4.6.6 of this report).
E. REMUNERATION IN KIND
In this respect, the Executive Directors receive the following benefits:

•	An insurance policy for general health and dental coverage.

•	A life insurance policy with coverage for death and disability.
The cost of this remuneration in kind amounted to € 33,345 in 2019 for the Executive Chairman and € 18,692 for the Chief Operating Officer.
In addition, the Executive Directors are provided with a company vehicle, in line with the general policy applicable to the Company’s Senior Executives.
Telefónica has also taken out a third party liability policy (D&O) for directors, executives and other staff with similar duties in the Telefónica Group, with the customary terms and conditions for this type of insurance.
F. EXECUTIVE BENEFITS PLAN
As explained in section 4.6.6 above, there is currently no vesting of economic rights in favour of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the Nominating, Compensation and Corporate Governance Committee, the Board of Directors could make the appropriate adjustments.
In addition, if any severance pay is received due to the termination of the employment relationship, this will be incompatible with the being granted any economic right whatsoever, linked to this Plan.
The contributions in 2019 to the benefits plan were as follows:

•	Executive Chairman: €540,968.

•	Chief Operating Officer (“Consejero Delegado”): €487,840.
The expected rights on 31 December 2019 were as follows:

•	Mr. José María Álvarez-Pallete López: € 8,859,838.

•	Mr. Ángel Vilá Boix: € 6,688,361.
Further information:

•
The “Performance & Investment Plan” (“PIP”) 2016-2019: Regarding the third cycle of the PIP (2016-2019), the Company’s Board of Directors, with a prior favourable report issued by the Nominating, Compensation and Corporate Governance Committee, agreed not to execute or implement it due to considering it was not sufficiently aligned with the Telefónica Group’s Strategic Plan, taking into account the macroeconomic circumstances and situation.

•	Malus and claw-back clauses: Since in 2019 no settlement whatsoever was made regarding the Long Term Incentive Plan, these clauses were not applicable.

•	During the financial year 2019, the Executive Directors did not receive nor accrue any payment for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration item apart from the ones already mentioned.

•	The terms and conditions of the Executive Directors’ contracts in 2019 were the same as those described in section 4.6.6 of this report.
Remuneration of the directors in their positions as such
The remuneration payable to the Directors in their positions as such is according to the same scheme as the one described in section 4.6.7 of this report and the one applied in the financial year 2018.
In this respect, as explained in the previous section 4.6.7 the Executive Chairman waived payment of €240,000, as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.
External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-Making Bodies of some Subsidiaries and affiliates of Telefónica.
According to the foregoing, the aggregate remuneration for the items in 2019 was as follows:

euros	2019	2018
Fixed amount due to being a member on the Board, Executive Commission and Advisory or Supervisory Committees	2,662,401	2,643,067
Fees for attending the meetings of the Advisory or Supervisory Committees	212,000	195,000
Remuneration for being a member on certain Management Decision-Making Bodies of some subsidiaries of Telefónica	566,714	497,308
During the financial year 2019, the Directors in their positions as such did not accrue payments for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration item apart from the ones already mentioned.
The individual amounts per director are provided in the statistical annex attached to this report.

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4.6.9. ALIGNMENT OF THE REMUNERATIVE SYSTEM WITH THE RISK PROFILE
Telefónica’s Remuneration Policy has the following features that enable a reduction in its exposure to excessive risks and adjustment to the Company’s long-term targets, values and interests:
Adopting measures related to the staff categories whose professional work has a significant impact on the Company’s risk profile

•
The Nominating, Compensation and Corporate Governance Committee supervises the examination, analysis and application of the remunerative policy of the professionals whose work could have a significant impact on the Company’s risk profile.

•
The Company’s Audit and Supervisory Committee takes part in the decision-making process related to the short-term variable remuneration (bonus) of Executive Directors, by verifying the economic-financial and non-financial information that may be part of the targets set for the purpose of such remuneration, as this Committee must first verify the Company’s results as the basis for calculating the relevant targets.

•
The Nominating, Compensation and Corporate Governance Committee is composed of 5 members, one of whom is also a member on the Audit and Supervisory Committee. The fact that the same Director is member of these two Committees ensures that the risks related to remuneration are taken into account in the discussions of both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multiannual incentives.

•
The Nominating, Compensation and Corporate Governance Committee is authorised to propose cancellation of payment of the variable remuneration to the Board of Directors under certain circumstances. In addition, the Company included some malus and claw-back clauses in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders’ Meeting held in 2018. In this regard, the detailed information can be found in section 4.6.6 on this report.

Consistency with the Group’s strategy and focus on achieving results in the long-term

•	The design of the remunerative policy, consistent with the Company’s strategy and aimed at obtaining long-term results, is as follows:

a.
The total remuneration for the Executive Directors and Senior Executives consists of various remunerative items, mainly composed of the following: (i) fixed remuneration, (ii) short-term variable remuneration and (iii) medium- and long-term variable remuneration. In the case of the Executive Directors, this long-term component accounts for a weight of no less than 30% of their total remuneration in a scenario of standard achievement of targets (fixed + short-term variable + medium- and long-term variable).

b.
Medium- and long-term variable remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the Company’s underlying economic cycle is taken into account. This remuneration is allocated and paid in the form of shares based on the creation of value, so that the Executives’ interests are in line with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.

•	A suitable balance between the fixed and variable components of the remuneration:
Executive Directors have a variable remuneration system that is fully flexible, which includes a minimum threshold below which no incentive is payable. The short-term and long-term variable remuneration percentage can be relevant in the event of maximum achievement of the targets. In any case, such percentage with respect to the total remuneration (considered as the Fixed Remuneration, Annual Variable Remuneration and annualised Long-Term Incentive) will not exceed 85%.
Likewise, and concerning the measures adopted to avoid conflicts of interest in relation to the remuneration system, see the provisions of section 4.6.6 above.

4.6.10. Remuneration of members of Senior Management (non-Directors)
See Annex II (Remuneration to the Board and Senior Management) of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to fiscal year 2019.

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4.7. Risk Control and Management Systems
See chapter 3 ("Risks") of the 2019 Consolidated Management Report of Telefónica, S.A.

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4.8. Internal Risk Control and Management Systems in relation to the Financial Information System (SCIIF)
4.8.1. Control Environment
Responsible bodies
The Board of Directors of Telefónica, S.A. (hereinafter “Telefónica” or the “Company”) is ultimately responsible for the existence and maintenance of an adequate and effective system of internal control over financial reporting (ICFR).
The Board of Directors is, in accordance with Laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.
The Bylaws and Regulations of the Board of Directors of the Company state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, highlighting, among others, the following powers:

i.
Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the auditor regarding the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii.	Supervise the Internal Audit, and, in particular:
a) Ensure the independence and effectiveness of the Internal Audit function;

b) Propose the selection, appointment and removal of the person responsible for the Internal Audit service;

c) Propose the budget for that service;

d) Review the annual work plan of the Internal Audit and the annual activity report;

e) Receive periodic information on their activities; and

f) Verify that senior management takes into account the conclusions and recommendations of its reports.

iii.
Supervise the process of preparing, presenting and breaking down the mandatory financial information and submit recommendations or proposals to the administration body aimed at safeguarding integrity. In relation to this, it is responsible for supervising:

- The correct design and operation of the controls on the breakdown and the procedures of the process for preparing the financial information, revealing any material information regarding that reporting process of the Group.
- The environment of internal control over the financial reporting, with the objective of providing, faced with third parties, reasonable assurance regarding the reliability in the process for reporting and preparing the financial information according to accounting standards.

- Any material change in the internal control system over the reporting of financial information that occurred during the annual assessment period.

- Compliance with regulatory requirements, adequate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, giving account to the Board of Directors.

iv.
Supervise the effectiveness of the Company's internal control, Internal Audit and risk management systems, including fiscal risks, as well as discuss with the Account Auditor the significant design and operating weaknesses of the controls over financial information reporting detected in the development of the audit, and do all of this without breaking their independence. For those purposes, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. With regard to this, the Board of Directors is responsible for proposing the Policy on Risk Control and Management, which will identify, at least:

a) Risk types which the Company faces;

b) Setting of the risk level which the Company considers acceptable; the measures for mitigating the impact of the identified risks should they materialise; and

c) Control and information systems to be employed to control and manage those risks.

v.
Establish and supervise a system that enables employees to communicate, in a confidential and anonymous manner, irregularities of potential importance, specially financial and accounting irregularities, that may be noticed within the Company.

vi.
Establish and maintain the opportune relations with the Account Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Committee, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications expected in the legislation on audit of accounts, and in the auditing

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standards. In any case, the Audit and Control Committee shall receive annually from the Account Auditor the declaration of its independence in relation to the entity or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities linked to them in accordance with the provisions of current regulations.

vii.
On an annual basis, prior to the issuance of the account audit report, issue a report expressing an opinion on whether the Account Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the rendering of each and every one of the additional services referred to in point vi above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the account audit.

viii.
Analyse and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

ix.	Inform, in advance, the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:
1. The financial information that the Company must periodically publish;
2. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens; and
3. Operations with related parties.

x.
Exercise, with regard to companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

The provisions above are understood without prejudice to the regulations governing the audit of accounts.
According to the Regulation of the Board of Directors, the periodicity of the sessions of the Audit and Control Committee must be, at least, quarterly. In practice, the Committee meets, approximately, thirteen times a year.
In order to perform this supervisory function, the Audit and Control Committee has the support of the entire Company Management, including Internal Audit.
In this way, Internal Audit becomes an independent area in the management of the Company, which supports the Audit and

Control Committee in its competencies on assurance, risk management, and the internal control system. For this purpose, Internal Audit applies a systematic and disciplined approach by the following main lines of action:

•	Coordination and review of the consistency of the Internal Regulation Framework of the Telefónica Group;

•	Coordination and supervision of the Risk Management System;

•	Ongoing Audit;

•	Supervision of controls on fund outflows;

•	Specific reviews or audits on the Company processes. Among these activities, the following, at least, are included:

i)
assessment on the internal control over financial reporting, required by the Sarbanes-Oxley Act of 2002, to companies listed in the United States of America which also serves to cover the assessment on the System for the Internal Control over financial reporting (ICFR) for companies listed in Spain;

ii)	audits on the efficiency and effectiveness of the design and execution of the controls in processes, and

iii)	other specific audits or reviews for compliance across the Telefónica Group.

•
Specific reviews or audits both on the operating and the functionality and design, as well as on the security of technologies, in elements of the four technological platforms of the Group: (1) Network infrastructure and assets, (2) infrastructures and assets of the Information Systems, (3) Products and Services, and (4) Big Data and “4th Platform for data”, as well as over cybersecurity controls of the Group, both at the external and internal perimeter of the mentioned technological platforms.

•	Perform other specific audits or reviews, of interest for the Board of Directors or the Management of the Company.
All the different areas and functional units of the Telefónica Group are relevant for the internal control over financial reporting (ICFR), the Finance and Control area playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations, these procedures identify the tasks to be carried out, as well as the persons in charge for executing these tasks.
Departments and/or mechanisms in charge of: (i) the design and review of the organisational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient procedures so this structure is communicated effectively throughout the Company.
The Board of Directors is responsible for designing and reviewing the Company’s organisational structure, and must ensure that there is an adequate segregation of duties and that satisfactory coordination mechanisms among the different

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areas are established. People Management carries out the deployment of the organisational structure in the respective fields.
The financial-accounting information system in the Telefónica Group is regulated through several manuals, instructions and internal rules and regulations, internally made available, the most noteworthy of which are the following:

•
Corporate Regulation on the Recording, Communication and Control of Financial-Accounting Information of the Telefónica Group, which sets out the basic principles of the financial-accounting information system of the Group, as well as the procedures and mechanisms in place to supervise this system.

•
Manual of Accounting Policies, which includes the accounting standards applicable to the reporting of the companies of the Telefónica Group for the preparation of the consolidated financial information. The Manual of Accounting Policies is based on IFRS (International Financial Reporting Standards), specifically, on the set of regulations and interpretations in force published by the IASB at all times.

•
External audit and reporting instructions, which are published on a quarterly basis and have as purpose to establish the procedures and calendar to be followed by all the Companies of the Telefónica Group and by their external auditors (for solely calendar by external audit) in the reporting of the financial-accounting information and results of the external audit processes at the closing of each period in order to comply with the legal and informational obligations of the Telefónica Group both in Spain and in the rest of the countries where the shares of the Group companies are listed.

•
Manual for the Filling in of the Consolidation Reporting of the Telefónica Group, which is updated, at least, annually and establishes specific instructions to fill in the reporting forms necessary for the preparation of consolidated annual accounts and interim consolidated financial information.

•
Annual calendar of financial-accounting information, applicable to all Telefónica Group companies to establish from the start of the year the monthly deadlines for reporting the financial-accounting information.

•
Corporate Accounting Plan ("PCC"), which consists of the following documents: a) Table of accounts; b) Manual of definitions and Accounting Relations; and c) Auxiliary tables. The PCC intends to homogenise the sources of financial information included in the accounts of the companies of the Telefónica Group.

•
Corporate Regulation on Intragroup Operations (NCC-006), mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the mandatory compliance criteria with regard to the accounting recording and payment of transactions between companies in the Group.

Code of conduct, approving body, dissemination and instruction degree, included principles and values (stating whether there are specific mentions to the recording of operations and the preparation of financial information), body in charge of analysing non-compliance and proposing corrective or disciplinary actions.
With regard to the Code of Conduct, the Board of Directors of Telefónica approved, in December 2006, the unification of the Codes of Ethics of the Group’s companies, in the so-called Business Principles. The Business Principles are applied in a homogeneous manner in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organisation, directors and non-directors).
In 2017, The Board of Directors approved a new version of the Principles which includes an update of the commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.
The Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to foster the trust relationship that Telefónica wants to have with its groups of interest.
Regarding the financial information, the following principles are set:

•
Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are aware of the importance for all our groups of interest to share true, complete, timely and clear information in the reports registered with the relevant Supervising Bodies of the Securities Markets, as well as in other public communications of the Company.

•
Privileged Information: we abstain from using, in our own profit or that of third parties, any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Securities Markets in all the actions related to these markets.

The Business Principles are available for all employees at the Intranet, there are procedures to update, monitor adherence to and disseminate these Business Principles in the Telefónica Group. Likewise, training programmes are also periodically established to ensure employees are aware of these principles.
In this regard, Telefónica has a Corporate Policy on the Comprehensive Discipline Program that aims to define the basic principles of the Group's disciplinary system and that provides that all employees must receive a homogeneous, objective, proportional and non-arbitrary treatment, without prejudice to and with absolute respect for the legislation and other regulations that are applicable in each case to the Group companies in the different countries in which it operates.
Telefónica has the Business Principles Office, composed of senior representatives from the areas of Corporate Ethics and Sustainability, General Secretariat and Regulation, People Management, Internal Audit, Operations, Purchasing,

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Compliance, Security, Communication, Data & Analytics, Telefónica Tech and Telefónica Infra. This Office monitors the responsible Business Plan and reports to the Sustainability and Quality Committee, through the head of Corporate Ethics and Sustainability. Among the responsibilities of this Office, the following stand out:

•
Ensure that Telefónica develops its business in an ethical and responsible manner, through the monitoring and implementation of the Responsible Business Plan. The Responsible Business Plan of the company includes objectives and projects related to the ethical and responsible management of the company, the respect for Human Rights, the Customer Promise, our commitments regarding Privacy, Freedom of Expression and Information, Security, ethical management of Artificial Intelligence and responsible management of technology, a sustainable management of the Supply Chain, the Climate Change and Environment strategy, the promotion of Diversity, the safety and welfare of our employees and a business strategy focused in generating products and services that contribute to addressing the great social and environmental challenges of society (sustainable innovation).

•	Propose and supervise initiatives and measures that contribute to compliance with the Business Principles in the Group.

•	Analyse any matter or proposal that takes place in the Group that could represent a risk for the compliance with the Business Principles and associated policies.
On a different issue, in case of being aware of any conduct which contravenes what is established by the Law, by the Business Principles or by other valid internal regulations, after proper analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour legislation, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.
Telefónica also has an “Internal Code of Conduct" for matters relating to Securities Markets, last modified on 14th December 2016, which sets out the general guidelines and principles of conduct to be followed by persons affected by securities and financial instrument operations issued by the Company or its subsidiary Companies.
Whistle-blowing channel, which enables to inform the Audit and Control Committee about any irregularities of a financial and accounting nature, as well as eventual breaches of the code of conduct and irregular activities in the organisation, informing, where applicable, about a confidential nature.
With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, this Committee has as competency: "establishing and supervising a system which enables employees to communicate, in a confidential and anonymous manner, irregularities of potential significance, specially financial and accounting irregularities detected within the Company".

The Telefónica Group has a Policy of Management of the Whistleblowing Channel where the bases of the Whistleblowing Channel of the Telefónica Group are set, through which employees, directors and Board members of the Telefónica Group can communicate any information they become aware of, by any means -formal or not- about the existence of any possible irregularity, any act contrary to legality or internal regulations, also including eventual irregularities referring to accounting matters, issues related to auditing and/or aspects related to the internal control over financial reporting, in compliance with section 301 of the Sarbanes-Oxley Act, of 2002, of the United States of America and other regulatory requirements in this sense.
When managing the Whistleblowing Channel it is mandatory to apply the confidentiality principles to data provided and declarations made, and also the principles of respect and legal basis; so that any decision adopted after receiving a complaint will be reasoned, proportionate and will consider the circumstances of the facts denounced, always with full respect to the rights and the due guarantees for the whistle-blower and the persons affected, if any.
In listed Companies, the Audit and Control Committee of the Board of Directors of the corresponding company, through Internal Audit, where appropriate, is informed both about complaints regarding matters related to accounting aspects, to audit issues, to internal controls over financial information and / or all those issues referred to in the Sarbanes-Oxley Act, including any fraud, material or not, that affects the Management, or any other employee of the listed Company, who has a relevant role in the internal control of the financial information reporting process, and it is also informed about the result of the managing derived from the audit of these cases.
Internal Audit periodically informs the Audit and Control Committee of Telefónica, S.A. about the activity related to the Whistleblowing Channel. In this sense, this Audit and Control Committee receives periodic information on all relevant complaints received in the Group, and in particular, on complaints related to deficiencies in internal control over financial reporting, if applicable.
Periodic training and updating courses for personnel involved in the preparation and review of financial information, as well as ICFR assessment, which cover, at least, accounting rules, auditing, internal control and risk management.
With regard to the training of employees in financial and control matters, we must note that, in 2007, the Corporate University of Telefónica “Universitas Telefónica” started its activity, with the objective of contributing to the Telefónica Group’s progress through the ongoing development of its proffesionals. All the programs in the training offer of the University of Telefónica are based on the development of the corporate culture, the business strategy and management and leadership competences.
Likewise, the Consolidation and Accounting Polices Area develops specific training actions, as well as updating seminars addressed to all personnel in the financial areas and other

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affected areas of the Group (Tax, M&A, etc.), with the aim of making known those changes which, from an accounting and financial point of view, are relevant for the preparation of the consolidated financial information. This Area also publishes updated Information Bulletins on IFRS (International Financial Reporting Standards) where to present a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise in this matter.
Additionally, the personnel of the areas involved in financial reporting also attend technical sessions imparted by external enterprises related to the main accounting changes.
Lastly, the Telefónica Group has also a training platform included in the corporate People management tool (Success Factors), which includes both a Finance School, with specific knowledge and updating programs in financial information matters and an internal control training program that includes training related to auditing, internal control and risk management.
4.8.2. Risk Assessment of Financial Information
Main characteristics of the risk identification process
Given the width of the universe of processes with impact on financial reporting at the Telefónica Group, a model has been developed to select the most significant processes based on applying the so-called Scope Definition Model, which is a part of the Audit Methodology on the Internal Control over Financial Information. This model is applied to the financial information reported by subsidiaries and associate companies. The model selects the significant accounts, i.e., those accounts with the largest contribution to the Group's consolidated financial information and, subsequently, identifies the relevant processes which generate the information of those accounts. Once the relevant processes have been identified, an analysis is made on those processes that have a more relevant impact on significant accounts, reviewing the effectiveness of the design and operating of the key controls which address the main associated risks or “objectives of financial information” (also named financial premises).
The aforementioned procedure for identifying and reviewing the key controls covers the objectives of the financial information (also named financial premises) of accuracy, valuation, integrity, cut-off of operations, existence / occurrence, presentation and comparability, as well as breakdown, and rights and obligations. This identification of the key controls, aimed at addressing the aforementioned financial premises of the significant accounts and relevant processes in scope, is carried out annually, verifying during the period that no event has taken place so as to determine a modification thereof.
With regard to the process for identifying the company perimeter, the Finance and Control Office carries out, in a periodic manner, an update on its consolidation perimeter, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

Telefónica constantly monitors the most significant risks that could affect the main companies that make up its Group. For this purpose, For that purpose the Company has a Risk Management Corporate Model based on COSO (Committee of Sponsoring Organizations of the Treadway Commission). It is implemented in a homogeneous manner in the main operations of the Group, so that the persons responsible for the Company, in their field of action, carry out a timely identification, assessment, response and monitoring of the main risks. After the update of the COSO ERM framework in 2017, “Enterprise Risk Management - Integrating with Strategy and Performance”, Telefónica has been working on aligning its risk management model to the requirements of that framework, mainly in strengthening the link between the risks and the Company strategy.
The process for the control and management of risks takes as a reference starting point the strategy and objectives of the Company, as a basis for the identification of the main risks that might affect its attainment. Once identified, the risks are assessed in a qualitative and/or quantitative manner with a view to prioritising their monitoring and response to them, either through mitigation plans or through actions to avoid or transfer those risks.
In order to have an integral model, oriented to the needs and the own configuration of the Group, the Model of Telefónica considers a risk assessment with four complementary perspectives: Top-down, Bottom-up and cross (in projects and by processes).
According to this Model, and based on the references and practices recognised in risk management, four risk categories have been defined:

•
Business: possible losses of value or results derived from the competition situation, from innovation, from the regulatory framework as well as from events that affect the sustainability and reputation of the Company.

•
Operational: possible losses of value or results derived from events caused by the inadequacy or failures from the networks or computing systems, security, customer service, human resources, as well as operating management.

•
Financial: possible losses of value or results derived from adverse movements in the economic environment or in financial variables, and from the inability of the company to face its commitments or to liquidate its assets. Likewise, risks of a fiscal nature are also included in this category.

•	Legal and regulatory compliance: possible losses of value or results derived from litigation and compliance with anti-corruption legislation.
The Board of Directors, through the Audit and Control Committee, is the entity’s governing body that supervises the process, as defined in Article 22 of the Regulation of the Board of Directors of Telefónica, S.A.
4.8.3. Control Activities

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Procedures for reviewing and authorizing the financial information
The Board of Directors of Telefónica, S.A. approved, on March 26th, 2003, the "Regulations Governing Disclosure and Reporting to the Markets". This regulation regulates the basic principles of functioning of the financial disclosure control processes and systems, through which to aim at guaranteeing that all relevant information of Telefónica, S.A., at a consolidated level, is known by the Company’s senior executives and its management team, assigning to Internal Audit the duty of assessing, periodically, the functioning of these processes and systems.
On a quarterly basis, the Consolidation and Accounting Polices Department of Telefónica submits to the Audit and Control Committee the periodic financial information, highlighting the main events occurred and the accounting criteria applied in its preparation, clarifying those aspects of major importance occurred during the period.
Likewise, the Telefónica Group has documented economic-financial processes in place which enable that the criteria for preparing financial information are common, both in the companies of the Group and in those activities that are outsourced, if any.
Likewise, the Company follows documented procedures for preparing the consolidated financial information, so that the persons responsible for the different areas involved verify this information.
Additionally, in accordance with internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of the companies of the Group must submit to the Consolidation and Accounting Policies Office an annual certificate stating to have reviewed the financial information presented, stating that the financial statements submitted represent faithfully, in all their relevant aspects, the financial situation, results and liquidity situation, and, additionally, that there are not known significant risks to the business or unhedged risks which might have a significant incidence on the equity and financial position.
In relation to the accounting closing procedure, the Consolidation and Accounting Polices Office issues instructions, setting out the calendar and contents of the financial information reporting for the preparation of the consolidated annual accounts, which are mandatory to comply with.
The specific review on relevant judgments, estimates, valuations and projections is carried out by the Consolidation and Accounting Polices Office, to identify critical accounting policies to the extent that they require the use of estimates and value judgements. In these cases, the Consolidation and Accounting Polices Office establishes, likewise, the necessary operational coordination actions with the rest of the units in the Telefónica Group in their specific fields of action and knowledge, prior to presenting them to the Audit and Control Committee. The most relevant ones are dealt with by the Audit and Control Committee and Senior Management defines the presentation format in the annual accounts, prior to approval by the Board of Directors.

Finally, Internal Audit, within its annual audit plan, among other actions, establishes annually work plans to assess the model for internal control over financial reporting of the Telefónica Group, in line with the above stated. That is, the internal audit plans include the review on the design and operability of the controls on the breakdown and reporting of financial information, as well as the assessment of the internal control system of the mentioned process for the preparation of financial information, and the review of any modification, during the annual assessment period, of the Group's internal control system on the process for the preparation of the consolidated annual accounts.
Internal control policies and procedures on information systems
The Global Security Policy considers an integral concept of the physical and operational security of human resources the information, technologies, cybersecurity, and material resources that support them as fundamental assets, with the purpose of guaranteeing corporate protection against potential damage or eventual losses. For this reason, guaranteeing the Group security is considered an essential aspect in the strategy of Telefónica and an essential enabler of the organisation ’s activity.
With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that guarantees the protection of the assets in a homogeneous way in all the companies of the Telefónica Group.
In this context, the Global Digital Security Office is responsible for the definition and promotion of the implementation of Security Policies and Standards in the Telefónica Group, understanding Security as an integral concept. These Policies and Standards aim at preserving the assets and protecting the strategic interests and objectives of the Telefónica Group, both in its vertical organisation (including its business units) and in its cross-cutting dimension (including its four technological platforms: (1) Network infrastructure and assets, (2) Infrastructures and assets of Information Systems, (3) Products and Services, and (4) Big Data and 4th Platform for data); With them, the confidentiality and integrity of the assets, interests and objectives of the Telefónica Group that are strategic is guaranteed, protecting them, as well, from potential actions that might affect their availability, damage their value, alter their contents, reduce their efficiency or affect their operability. The Global Digital Security Office is also in charge of measuring the level of implementation of the Security Regulations Framework on the assets and processes of the four technological platforms mentioned above and in charge of supervising the status of security on an ongoing manner.
The Global Networks and Information Systems Office of the Telefónica Group is responsible for the integral management of the infrastructures and assets of both the Network and the Information Systems for all the Group businesses, defining the technological strategy and planning, as well as their evolution and ensuring compliance with the conditions of service quality, cost and security required by the Group. Its various functions

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include the development and implementation of Systems and Networks that improve the efficiency, effectiveness and profitability of the processes of the Group, as well as the implementation of Security Policies and Standards defined by the Global Security Office on the infrastructures and assets under its responsibility, including the Internal Control Model for Security in the field of Information Systems.
The security activities developed by organisational structures, responsible for assets and employees for the four technological platforms defined above will be governed by the principles of legality, efficiency, co-responsibility, cooperation, and coordination. The adequate mechanisms must be established to foster them, conduct them, control them and improve them.

•
Principle of Legality: ensure the necessary compliance with all laws and regulations in matters of Security, both national and international, valid at any given time in any of the territories where the Telefónica Group operates.

•
Principle of Efficiency: in order to reach the required level of Security in an efficient manner, the anticipatory and preventive nature of actions must be ensured. For this purpose, knowledge of potential threats must be privileged and potential risks must be analysed, as part of an intelligence process where to identify and understand the most relevant threats that affect the organisation. The objective is to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organisation from their potential harmful effects and mitigate the damages from those risks down to an acceptable level for the business.

With the aim of reaching a homogeneous level of security, a Global Security Regulations Framework is defined, which will take into account the analyses of risks and threats as well as the setting of precise protective or corrective prevention measures.
Likewise, strategic plans will be conceived and prepared so that they enable to identify and prioritise the projects and budgets necessary for reaching the adequate levels of Security and Auditability, minimising the security risks identified in the corresponding analyses, and maximising the effectiveness of the investment and the resources used.

•
Principle of Co-responsibility: users must preserve the Security of the assets that Telefónica makes available to them, in line with the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as in line with the applicable laws and regulations in this matter. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.

•
Principle of Cooperation and Coordination: in order to reach the levels of efficiency required by Telefónica business project, the global action and integral concept of Security activities must be preserved and, together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees must be prioritised, in order to generate the adequate synergies and to jointly reinforce the capabilities.
The Security Organisation coordinates the Security responsibilities of the various Telefónica Group structures, promoting cooperation among them to guarantee the efficient and joint protection of the assets.
Finally, the Internal Audit unit, with the scope established in its Annual Audit Plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, the Information Security policies, the suitability of controls and their effective operation and the integrity of information.
Internal control policies and procedures aimed at supervising the managing of activities outsourced to third parties, as well as those aspects of assessment, calculation or valuation commended to independent experts that may affect in a material manner the financial statements.
In the case that a process or part of a process is outsourced to a third party unrelated to the company, this does not exempt from the need to have controls which ensure an adequate internal control level in the whole of the process. Given the importance of service outsourcing and the consequences that this can cause on the opinion about the effectiveness of the internal control over financial reporting, the necessary actions are taken in the Telefónica Group in order to achieve to evidence an adequate control level. The actions that are carried out to achieve the mentioned objective may vary among the three following ones:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE18 certifications in their different typologies.

•	Establishing specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment, carried out by the Internal Audit area, on certain administrative outsourced processes, with the scope established in its annual audit plan.
When Telefónica, S.A. or any of its subsidiaries uses the services of an independent expert whose result and conclusions may present potential impacts on the consolidated financial information, with regard to the process to select a supplier, the area that requests the service and, if applicable, together with the purchase department, must make sure about the competence, training, credentials and independence of the third party regarding the methods and main hypotheses used. The Finance and Control Office has established control activities aimed at guaranteeing the validity of data, the methods used, and the reasonability of the hypotheses used by the third party through the recurrent monitoring on the own KPIs1 of each duty which enable to ensure compliance of the outsourced process according to the policies and guidelines issued by the Group.

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Likewise, there is an internal procedure for engaging independent experts which requires certain levels of approval.
4.8.4. Information and Communication
A specific duty in charge of accounting policies
The Consolidation and Accounting Polices Office of the Group is in charge of defining and updating the accounting policies for the purposes of consolidated financial information.
Thus, this area issues updated Information Bulletins on IFRS (International Financial Reporting Standards), where this area presents a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise regarding this matter. These Bulletins are monitored in a systematic way by the Accounting Policies Area, they are issued monthly.
Additionally, the Telefónica Group has a Manual of Accounting Policies which is updated annually, the last update took place in February 2019. The objectives of this Manual are: to adapt the corporate accounting principles and policies to the IFRS regulatory framework; to maintain accounting principles and policies which enable that the information is comparable within the Group and which facilitate an optimum management from the origin of the information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and implementing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of having a reference manual.
All companies belonging to the Telefónica Group must comply in a mandatory manner with the mentioned Manual when carrying out their reporting for the preparation of the consolidated financial information.
This documentation is regularly sent by email and is available for the whole Group on the Telefónica Intranet.
Likewise, the Accounting Policies Area maintains a fluid communication with the accounting heads of the Group's main operations, both proactively and reactively. This communication is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are homogeneous as well as to share best practices among operators.
Mechanisms to capture and prepare financial information
As stated above, there is a Manual for Filling in the Consolidation Reporting of the Telefónica Group which provides specific instructions for preparing the details which make up the reporting pack, reported by all components of the Telefónica Group for the preparation of the Telefónica Group’s consolidated financial statements and the consolidated explanatory notes.

Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements of its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual accounts. This tool is used, likewise, to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same account plan.
4.8.5. Supervision of System Operation
The ICFR supervision activities and results in 2019
As mentioned above, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, establishing among its competencies to supervise the effectiveness of the Company’s internal controls and the systems for risk management and control, as well as to discuss with the Account Auditors significant deficiencies or material weaknesses in the internal control system over financial reporting detected during the development of the audit.
Telefónica has an Internal Control Policy that sets that the Board of Directors, through the Audit and Control Committee, supervises the internal control system, with the support of the Internal Audit unit of the Telefónica Group. In that Policy, “internal control” is defined as the process performed by the Board of Directors, Management and the rest of the staff of the Company, being designed with the purpose of providing a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Likewise, there is an Internal Audit Organization Policy, which includes aspects regarding the organisation and functioning of this area.
According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control and risk management structures and, if applicable, detecting possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. In this manner, Internal Audit becomes an area independent from the Company management which supports the Audit and Control Committee in its competencies on assurance, risk management and the internal control system.
The Internal Audit function is developed in accordance with the International Standards for the Professional Practice of Internal Auditing and, in this regard, it has been awarded a Quality Certificate from the International Institute of Internal Auditors.

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With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A., as company listed on the New York Stock Exchange, is subject to the regulatory requirements established by the North American regulatory bodies that affect companies listed on that Stock Exchange.
Among those requirements is the aforementioned Sarbanes-Oxley Act, of 2002, and, specifically, Section 404 of that Act, which stipulates the need for companies listed in the US market to assess on an annual basis the effectiveness of the procedures and structures of the internal control over financial reporting (ICFR). In order to comply with this requirement, and as stated above, the Telefónica Group has a model to assess the system for the internal control over financial reporting (ICFR), Internal Audit is the area in charge of performing, on an annual basis, the assessment on its effectiveness.
Additionally, and in accordance with what is established by this Act, the External Auditor issues their own independent opinion on the effectiveness of the system for the internal control over financial reporting (ICFR) in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Review on specific processes and controls
Without prejudice to filling in the self-assessment questionnaire, in certain companies, according to criteria regarding the relevance of their contribution to the economic-financial magnitudes of the Group and other considered risk factors, a direct review is made on their processes and controls by applying the ICFR-SOX Assessment Methodology of the Telefónica Group, for this purpose, the Scope Definition Model is available, which enables to identify the significant accounts of each Company of the Telefónica Group depending on the previously established criteria for the assessment on the system for the internal control over financial reporting (ICFR) at the Telefonica Group level.
Once the significant accounts subject to be reviewed are identified, the General Assessment Model is applied in the following manner:

•	Identify processes and systems associated with significant accounts.

•	Identify risks regarding financial reporting associated to those processes.

•
Review and, if necessary, establish control activities in processes in order to guarantee, in a reasonable manner, that the documentation and the design of controls over financial reporting are adequate.

•	Assess, by applying audit tests, the effectiveness of the design and the operability of key control activities.
Review on IT general controls
The Information Technology General Controls (ITGCs), which support the business processes in the assessment scope of the internal control over financial reporting (ICFR), are assessed at least annually, they consider aspects fundamentally related to regulations and guidelines which apply at global level in the Group.
The review on IT general controls over information systems has the objective to assess the effectiveness of the design and operability of key controls related to (i) managing changes to programs, which includes the authorization of the changes implemented at the production stage and that must be supported by their corresponding user tests (UATs), ensuring an adequate segregation of duties and environments, such as (i) logical access,  which includes the control on credentials and profiles, as well as the segregation of duties and the monitoring of activities that are critical in information systems and in the technological infrastructure that supports them (databases and operating systems), and (ii) other IT general controls which support the correct operation of information systems (managing changes to infrastructures, back-ups, managing programmed tasks and their monitoring and managing gaps).
Self-assessment Questionnaires
All the companies that depend from the Group receive annually internal control self-assessment questionnaires, whose answers must be subsequently certified by the persons responsible for the internal control over financial reporting (ICFR), in each Company (Executive Presidents or / and Finance Directors). These questionnaires address aspects of internal control over financial reporting (ICFR) that are considered minimum requirements in order to achieve a reasonable assurance of the reliability of the financial information reported. The answers are audited by the Internal Audit Unit on a sample basis.
Assessment on the system for the internal control over financial reporting (ICFR)
Internal Audit has performed the assessment of the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2019, concluding that Telefónica Group maintained in all material respects, an effective internal control system over financial reporting as of December 31, 2019, in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Other results on the assessment on the system for the internal control over financial reporting (ICFR)
In case of identifying control deficiencies and/or improvement opportunities during the ICFR assessment procedures, those control deficiencies and/or improvement opportunities must be reported to Management through the conclusions issued by Internal Audit, analysing their impact, both individual and aggregate, on the assessment on the system for the internal control over financial reporting (ICFR) of the Telefónica Group, if applicable. Additionally, for the purposes of this assessment, it is necessary to consider the existing compensating controls, which validate the processes supported in case that the original controls cannot be corrected. In addition, the significant deficiencies or material weaknesses are reported to the Audit and Control Committee.

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Action plans
The control owners communicate their action plans agreed for solving the identified control deficiencies, as well as the deadlines scheduled for their implementation. These action plans have as fundamental objectives:

•	To remedy the control deficiencies identified in the ICFR annual assessment, so that the control activities operate in an effective manner.

•	To prioritise the implementation of improvement opportunities in the efficiency of processes; improvement opportunities are defined as such, since they do not constitute internal control deficiencies.
In the case of having identified significant deficiencies or material weaknesses in the system for the internal control over financial reporting, the implementation of their corresponding action plans would be followed-up periodically by the Audit and Control Committee.
Weakness detection and management procedure
As previously stated, the Internal Audit area is also in charge, among other functions, to provide support to the Audit and Control Committee in the supervision of the functioning of the system for the internal control over financial reporting (ICFR).
The Internal Audit unit participates in the Audit and Control Committee meetings and informs regularly about the conclusions of the carried out works, and also informs about the action plans designed and agreed for mitigation and about the degree of implementation thereof. This includes to communicate internal control significant deficiencies and material weaknesses which may have been identified in the process for ICFR assessment, as well as the follow-up on the implementation of action plans related to significant deficiencies and material weaknesses.
On the other hand, the External Auditor also participates in the Audit and Control Committee, at the request of the Audit and Control Committee, in order to explain and clarify aspects of their audit reports and the rest of work carried out by the External Auditor, which including work carried out to audit the effectiveness of the internal control over financial reporting. The External Auditor is obliged to communicate the internal control significant deficiencies or material weaknesses identified in the development of their audit on the system for the internal control over financial reporting (ICFR). For this purpose, the External Auditor has direct access at all times to Senior Management and the Chairman of the Audit and Control Committee, the External Auditor also reports independently to that Committee the results of both the preliminary and final phase of their audit on the system for the internal control over financial reporting (ICFR).
4.8.6. External Auditor's Report
As indicated above, the Group was commissioned to the External Auditor, both to audit the effectiveness of the internal control system over financial reporting (ICFR) in accordance with the criteria established in Internal Control - Integrated

Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and to review the description of the attached information on the ICFR the Telefónica Group, whose report is attached an appendix to this document.

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4.9. Additional Corporate Governance Information
4.9.1 Annual Corporate Governance Report Statistical Annex for listed companies (established by Circular 2/2018, of 12 June, of the Spanish Securities and Exchange Commission, that modifies Circular 5/2013, of 12 June, that established the templates for the Annual Corporate Governance Report for listed companies).
Unless otherwise indicated all data as of 31 December 2019.

A. Capital Structure

A.1 Complete the table below with details of the share capital of the company:

Date of last change	Share capital (€)	Number of shares	Number of voting rights
20/09/2017	5,192,131,686.00	5,192,131,686	5,192,131,686
Please state whether there are different classes of shares with different associated rights:
No

A.2 Please provide details of the company’s significant direct and indirect shareholders at year end, excluding any directors:

Name or corporate name of shareholder	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect

Banco Bilbao Vizcaya Argentaria, S.A.	5.16	0.02	0.00	0.00	5.18
CaixaBank, S.A	5.00	0.01	0.00	0.00	5.01
BlackRock, Inc.	0.00	5.03	0.00	0.18	5.21

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Breakdown of the indirect holding:

Name or corporate name of indirect shareholder	Name or corporate name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0.00	0.02
CaixaBank, S.A.	VidaCaixa, S.A. de Seguros y Reaseguros	0.01	0.00	0.01
BlackRock, Inc.	Grupo BlackRock	5.03	0.18	5.21

A.3 In the following tables, list the members of the Board of Directors (hereinafter directors) with voting rights in the company:

Name of director	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights	% voting rights that can be transmitted through financial instruments
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.03%	0.00%	0.02%	0.00%	0.05%	0.00%	0.00%
Mr. Isidro Fainé Casas	0.01%	0.00%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José María Abril Pérez	0.01%	0.01%	0.00%	0.00%	0.01%	0.00%	0.00%
Mr. José Javier Echenique Landiríbar	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Ángel Vilá Boix	0.01%	0.00%	0.01%	0.00%	0.02%	0.00%	0.00%
Mr. Peter Erskine	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. Carmen García de Andrés	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Ms. María Luisa García Blanco	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Peter Löscher	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Ignacio Moreno Martínez	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco Javier de Paz Mancho	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	0.00%	0.12%	0.00%	0.00%	0.12%	0.00%	0.00%

Total percentage of voting rights held by the board of directors
0.21%
Breakdown of indirect holding:

Name of director	Name of direct shareholder	% of shares carrying voting rights	% of voting rights through financial instruments	% of total voting rights	% voting rights that can be transmitted through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01%	0.00%	0.01%	0.00%
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00%	0.00%	0.00%	0.00%
Mr. Francisco José Riberas Mera	Other company shareholders	0.12%	0.00%	0.12%	0.00%
Ms. María Luisa García Blanco	Other company shareholders	0.00%	0.00%	0.00%	0.00%

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A.7 State whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with Articles 530 and 531 of the Ley de Sociedades de Capital (Corporate Enterprises Act or LSC). If so, describe these agreements and list the party shareholders:
No
State whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:
No

A.8 State whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Ley de Mercados de Valores (Spanish Securities Market Act or LMV). If so, please identify them:
No

A.9 Complete the following table with details of the company’s treasury shares:

At close of the year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
77,562,635	-	1.49%
(*) Through:
--

A.11 Estimated working capital:

%
Estimated working capital	82.90

A.14 State if the company has issued shares that are not traded on a regulated EU market.
Yes
B. General Shareholders' Meeting

B.4 Give details of attendance at General Shareholders’ Meetings held during the year of this report and the previous year:

Attendance data
Date of general meeting	% physically present	% present by proxy	% distance voting		Total
			Electronic voting	Other
09/06/2017	0.27%	55.71%	0.03%	0.49%	56.50%
Of which, free float	0.06%	35.87%	0.03%	0.49%	36.45%
08/06/2018	0.09%	52.80%	0.04%	0.49%	53.42%
Of which, free float	0.03%	34.64%	0.04%	0.49%	35.20%
07/0 6/2019	0.12%	53.62%	0.02%	0.89%	54.65%
Of which, free float	0.07%	32.33%	0.02%	0.89%	33.31%

B. 5 State whether any point on the agenda of the General Shareholders’ Meetings during the year has not been approved by the shareholders for any reason.
No
B.6 State if the Articles of Association contain any restrictions requiring a minimum number of shares to attend General Shareholders’ Meetings, or on distance voting:
Yes

Number of shares requires to attend General Meetings	300

Number of shares requires for distance voting	300

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C. Company management structure
C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the Articles of Association and the number set by the general meeting:

Maximum number of directors	20
Minimum number of directors	5
Number of directors set by the general meeting	17

C.1.2 Please complete the following table on directors:

Name of director	Natural person repre-sentative	Director category	Position on the Board	Date first appointed to Board	Last re-election date	Method of selection to Board
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	09/06/2017	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/05/2016	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Vice Chairman	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer	26/07/2017	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Peter Erskine	—	Other External	Director	25/01/2006	12/05/2016	Resolution of General Shareholders' Meeting
Ms. Sabina Fluxà Thienemann	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Jordi Gual Solé	—	Proprietary	Director	31/01/2018	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/05/2016	Resolution of General Shareholders' Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	14/12/2011	09/06/2017	Resolution of General Shareholders' Meeting
Ms. Verónica Pascual Boé	—	Independent	Director	18/12/2019	18/12/2019	Co-optation
Mr. Francisco Javier de Paz Mancho	—	Other External	Director	19/12/2007	08/06/2018	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	09/06/2017	Resolution of General Shareholders' Meeting
Ms. Claudia Sender Ramírez	—	Independent	Director	18/12/2019	18/12/2019	Co-optation

Total number of directors	17

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State if any directors, whether through resignation, dismissal or any other reason, have left the Board during the period subject to this report:

Name of director	Director type at time of leaving	Date of last appointment	Date director left	Specialised committees of which he/she was member	Indicate whether the director left before the end of the term
Mr. Luiz Fernando Furlán	Independent	08/06/2018	18/12/2019	Member of the Nominating, Compensation and Corporate Governance Committee	Yes
Mr. Wang Xiaochu	Proprietary	12/05/2016	18/12/2019	—	Yes

C.1.3 Complete the following tables regarding the members of the Board and their categories:

EXECUTIVE DIRECTORS

Name or company name of director	Post in organisational chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman
Degree in Economics. International Management Program (IPM) from IPADE Business School (Instituto Panamericano de Alta Dirección de Empresa). An Advance Research Degree from the Department of Financial Economics and Accounting.

Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	Degree in Industrial Engineering. MBA at Columbia Business School.

Total number of executive directors	2
Percentage of Board	11.76%

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PROPRIETARY DIRECTORS

Name of Director	Name or company name of the significant shareholder represented or that has proposed their appointment	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics. Professor at the University of Deusto.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Degree in Economics and Business Administration. MBA at INSEAD. Chairman of Metrovacesa, S.A., Director of
Roadis Transportation Holding, S.L.U. and Director of General de Alquiler de Maquinaria, S.A. (GAM). Senior Advisor of Apollo Investment Consulting Europe LTD for Spain.

Mr. Isidro Fainé Casas	CaixaBank, S.A.
PhD in Economics. ISMP in Business Administration. Post graduate degree in senior management at IESE. An academic at the Royal Academy of Economic and Financial Sciences and at the Real Academia de Doctores. Chairman of the Board of Trustees of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa” and Criteria Caixa, S.A.U. Director of "The Bank of East Asia", and of Suez. Chairman of the Spanish Confederation of Savings Banks (CECA), of the World Savings Bank Institute (WSBI) and Vice Chairman of European Savings Banks Group (ESBG). Chairman of the Spanish Confederation of Directors and Executives (CEDE). Honorary Chairman of Naturgy Energy Group, S.A.

Mr. Jordi Gual Solé	CaixaBank, S.A.
PhD in Economics. Professor of Economics at the IESE Business School. Research Fellow at the Centre for Economic Policy Research (CEPR) in London. Chairman of CaixaBank, S.A. Member of the Supervisory Board at Erste Group Bank. Chairman of FEDEA. Vice Chairman of Círculo de Economía and of Cotec Foundation for Innovation, and member of the Board of Trustees of CEDE Foundation, of Real Instituto Elcano Foundation and of Barcelona Mobile World Capital Foundation.

Number of independent directors	4
Percentage of the Board	23.53%

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INDEPENDENT DIRECTORS

Name of director	Profile
Mr. Juan Ignacio Cirac Sasturain
Graduated in Theoretical Physics. PhD in Physics. Fields of specialization in Quantum Optics, Quantum Computation, Atomic Physics. Co-Director of the Munich Quantum Science and Technology Center. Director of International Max-Planck Research School Quantum Science and Technology.

Mr. José Javier Echenique Landiríbar
Economics and Actuarial Sciences Graduate. Professor of Social Security Quantitative Techniques.
Vice Chairman of Banco Sabadell, S.A. Director of ACS Actividades de Construcción y Servicios, S.A., Director of ACS Servicios, Comunicaciones y Energía, S.L., and Director of Grupo Empresarial ENCE, S.A. Trustee of Novia Salcedo Foundation, Director of the Deusto Business School, Member of the Basque Businessmen Circle and of the
McKinsey Advisory Council.

Ms. Sabina Fluxà Thienemann
Degree in Business Management and Administration. MBA from ESADE. High Business Management Program at IESE. Vice Chairman and CEO of Iberostar Group. Member of the Board of Directors of APD Illes Baleares. Trustee of Iberostar Foundation.

Ms. Carmen García de Andrés
Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation. Member of the Young Business Spain Foundation. Member of the Asociación Española de Fundaciones (AEF), being currently its Treasurer. Member of the Trust of Secretariado Gitano, of Xavier de Salas Foundations, and as well as member of the Board of Directors of the collective initiative "Juntos por el Empleo de los más desfavorecidos".Co-Founder and member of the Trust of "Aprendiendo a Ser".

Ms. María Luisa García Blanco	Degree in Law. State Attorney (on leave of absence). Founding Partner at law firm Salama García Blanco.
Mr. Peter Löscher
Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Honorary Doctorate of Engineering from Michigan State University. Doctor Honoris Causa of Slovak University of Engineering in Bratislava. Chairman of the Board of Directors of Sulzer AG, member of the Board of Thyssen-Bornemisza Group AG, and a no-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar.

Ms. Verónica Pascual Boé
Degree in Aeronautical Engineering. Master in Business Administration (MBA). Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. Several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School. CEO of ASTI Mobile Robotics Group. Director of General de Alquiler de Maquinaria, S.A. (GAM).

Mr. Francisco José Riberas Mera
Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A. Member of the Board of Directors of CIE Automative, S.A. and of General de Alquiler de Maquinaria, S.A. (GAM). Chairman of the Instituto de la Empresa Familiar and collaborates with the Endeavor Foundation.

Ms. Claudia Sender Ramírez	Degree in Chemical Engineering.MBA from Harvard Business School. Director of LafargeHolcim Ltd, Director of Gerdau, S.A., and Director of Yduqs. Director of the ONG Amigos do Bem.

Total number of independent directors	9
Percentage of the Board	52.94%
State whether any independent director receives from the company or any company in the group any amount or benefit other than compensation as a director, or has or has had a business relationship with the company or any company in the group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.

--

In this case, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.
--

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OTHER EXTERNAL DIRECTORS

Identify the other external directors and state the reasons why these directors are considered neither proprietary nor independent, and detail their ties with the company or its management or shareholders:

Name of director	Reason	Company, director or shareholder to whom the director is related	Profile
Mr. Peter Erskine
Mr. Peter Erskine was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to "Other External" Director.
Telefónica, S.A.
Degree in Psychology. Honorary Doctorate from the University of Reading.Until December 2007 he was General Manager of Telefónica Europe. From 2009 to 2015 he was Chairman of Ladbrokes, Plc. Chairman of the Charity Brainstorm.

Mr. Francisco Javier de Paz Mancho
Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to "Other External" Director.
Telefónica, S.A.
Graduate in Information and Advertising. Law Studies. IESE business Management Program (University of Navarra). Formerly Chairman of the State owned company MERCASA. From 2014 to 2016, he was Chairman of Telefónica Gestión de Servicios Compartidos.

Total number of other external directors	2
Percentage of the Board	11.76%
State any changes in status that has occurred during the period for each director:

Name of director	Date of change	Previous Status	Current Status
Mr. Francisco Javier de Paz Mancho	18/12/2019	Independent Director	Other External Director
C.1.4 Complete the following table with information relating to the number of female directors at the close of the past 4 years, as well as the category of each:

	Number of female directors				% of directors for each category
	Year 2019	Year 2018	Year 2017	Year 2016	Year 2019	Year 2018	Year 2017	Year 2016
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	5	3	2	1	55.56%	33.33%	22.22%	11.11%
Other external	0	0	1	1	0.00%	0.00%	100.00%	33.33%
Total	5	3	3	2	29.41%	17.65%	18.75%	11.11%

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C.1.11 List any legal-person directors of your company who are members of the Board of Directors of other companies listed on official securities markets other than group companies, and have communicated that status to the Company:

Name of director	Name of listed company	Position
Mr. José Javier Echenique Landiríbar	Banco Sabadell, S.A	Vice-Chairman
	ACS, Actividades de Construcción y Servicios, S.A	Director
	Ence, Energía y Celulosa, S.A	Director
Mr. Isidro Fainé Casas	The Bank of East Asia	Director
	Suez Environnement Company	Director
Mr. Jordi Gual Solé	CaixaBank, S.A	Chairman
	Erste Group Bank, AG	Director
Mr. Peter Löscher	Sulzer AG	Chairman
Mr. Ignacio Moreno Martinez	Metrovacesa, S.A.	Chairman
	General del Alquiler de Maquinaria, S.A. (GAM)	Director
Ms. Verónica Pascual Boé	General del Alquiler de Maquinaria, S.A. (GAM)	Director
Mr. Francisco José Riberas Mera	Gestamp Automoción, S.A.	Chairman
	CIE Automotive, S.A.	Director
	General del Alquiler de Maquinaria, S.A. (GAM)	Director
Ms. Claudia Sender Ramírez	LafargeHolcim Ltd.	Director
	Gerdau, S.A.	Director
	Yduqs	Director

C.1.12 State whether the company has established rules on the number of board on which its directors may hold sets, providing details if applicable, identifying, where appropriate, where his is regulated:
Yes

C.1.13 State total remuneration received by the Board of Directors:

Board remuneration in financial year (thousand euros)	13,072
Amount of vested pension interests for current members (thousand euros)	17,133
Amount of vested pension interests for former members (thousand euros)	1,637

C.1.14 Identify senior management staff who are not executive directors and their total remuneration accrued during the year:

Name	Position
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer
Mr. Guillerno Ansaldo Lutz	CEO of Telefónica Infra
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit
Mr. Eduardo Navarro de Carvalho	Chief Comms, Corporate Affairs, Brand and Sustainability Officer

Total senior management remuneration (thousand euros)	11,843

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C.1.15 State whether the Board rules were amended during the year
Yes

C.1.21 Explain whether there are any specific requirements, other than those relating to directors, to be appointed as chairman of the Board of Directors.
Yes

C.1.23 State whether the Articles of Association or the Board Rules establish any term limits for independent directors other than those required by law:
No

C.1.25 State the number of meetings held by the Board of Directors during the year, and if applicable, the number of times the Board met without the chairman present. Meetings where the chairman sent specific proxy instructions are to be counted as attended.

Number of Board meetings	12
Number of Board meetings without the chairman	0
State the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	0
Please specify the number of meetings held by each committee of the Board during the year:

Number of meetings held by the Executive Committee	16
Number of meetings held by the Audit and Control Committee	14
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	11
Number of meetings held by the Sustainability and Quality Committee	5
Number of meetings held by the Regulation and Institutional Affairs Committee	11
Number of meetings held by the Strategy and Innovation Committee	9

C.1.26 State the number of meetings held by the Board of Directors during the year in which all of its directors were present. For the purposes of this section, proxies given with specific instructions should be considered as attendance:

Number of meetings attended in person by at least 80% of the directors	12
% of personal attendance over the total of votes cast during the fiscal year	90.20%
Number of meetings attended in person, or representations made with specific instructions, of all directors Number of meetings attended in person, or representations made with specific instructions, of all directors	12
% of votes personally cast and representations realized with specific instructions over the total of votes cast during the fiscal year.	100%

C. 1.27 State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
No

State if the individual and consolidated financial statements submitted to the Board for preparation were previously certified:
-

C.1.29 Is the secretary of the Board also a director?
No
If the secretary is not a member of the Board, fill in the following table:

Name of the secretary	Representative
Mr. Pablo de Carvajal González	—

C.1.31 State whether the company changed its external auditor during the year. If so, please identify the incoming and outgoing auditor:
No
If there were any disagreements with the outgoing auditor, please provide an explanation:
No

Telefónica, S.A. 344

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

C.1.32 State whether the audit firm provides any non-audit services to the company and/or its Group and, if so, the fees paid and the corresponding percentage of total fees invoiced to the company and/or Group:
No

C.1.33 State whether the auditors’ report on the financial statements for the preceding year contains a qualified opinion or reservations. If so, please explain the reasons given by the chairman of the audit committee to explain the content and extent of the aforementioned qualified opinion or reservations.
No

C.1.34 State the number of consecutive years the current audit firm has been auditing the financial statements of the company and/or group. Furthermore, state the number of years audited by the current audit firm as a percentage of the total number of years that the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	3	3
Number of years audited by the current audit firm/number of fiscal years the company has been audited (by %)	8.11	10.34

C.1.35 State whether there is a procedure whereby directors have the information necessary to prepare the meetings of the governing bodies with sufficient time and provide details if applicable:
Yes
Explanation of procedure
The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee detail the operating regime of this Committee.
Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.
Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.
For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.
To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.
Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 26) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

Telefónica, S.A. 345

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

C.1.39 Identify individually for director, and generally in other cases, and provide detail of any agreements made between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal or termination of employment without cause following a takeover bid or any other type of transaction.

Number of beneficiaries	27
Type of beneficiaries Executive Directors, Senior Managers and other Employees

Description of Agreement: With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, mantain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received b contract.
State if these contracts have been communicated to and/or approved by management bodies of the company or of the Group. If they have, specify the procedures, events and nature of the bodies responsible for their approval or for communicating this:

	Board of directors	General Shareholders' Meeting
Body authorizing the severance clauses	-	-

Are these clauses notified to the General Shareholders' Meeting	No

C.2 Committees of the Board of Directors

C.2.1    Provide details of all committees of the Board of Directors, their membership, and the proportion of executive, proprietary, independent and other external directors that comprise them:
EXECUTIVE COMMISSION

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	28.57%
% of proprietary directors	28.57%
% of independent directors	14.29%
% of external directors	28.57%

Telefónica, S.A. 346

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

AUDIT AND CONTROL COMMITTEE

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Ms. Carmen García de Andrés	Member	Independent
Mr. Peter Löscher	Member	Independent
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	75.00%
% of other external directors	0.00%
Identify the directors who are member of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. José Javier Echenique Landiríbar
Mr. Peter Löscher
Ms. Carmen García de Andrés
Mr. Ignacio Moreno Martínez
Date of appointment of the chairperson
08/04/2016
NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Ms. Sabina Fluxà Thienemann	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	60.00%
% of other external directors	40.00%

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Post	Category
Mr. Ignacio Moreno Martinez	Chairman	Proprietary
Ms. María Luisa Garcia Blanco	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	50.00%
% of independent directors	25.00%
% of other external directors	25.00%
SUSTAINABILITY AND QUALITY COMMITTEE

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Ms. Carmen García Andrés	Member	Independent
Mr. Ignacio Moreno Martinez	Member	Proprietary
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	0.00%
% of proprietary directors	25.00%
% of independent directors	50.00%
% of other external directors	25.00%

STRATEGY AND INNOVATION COMMITTEE

Name	Post	Category
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Jordi Gual Solé	Member	Proprietary
Mr. Peter Löscher	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent

% of executive directors	0.00%
% of proprietary directors	33.33%
% of independent directors	50.00%
% of other external directors	16.67%

Telefónica, S.A. 347

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

Number of female directors
	2019 Year Number %	2018 Year Number %	2017 Year Number %	2016 Year Number %
Executive Commission	0	0	0	0
Audit and Control Committee	1 (25.00%)	1 (25.00%)	1 (25.00%)	0
Nominating, Compensation and Corporate Governance Committee	2 (40.00%)	1 (20.00%)	1 (20.00%)	1 (20.00%)
Regulation and Institutional Affairs Committee	1 (25.00%)	1 (25.00%)	1 (33.33%)	1 (16.67%)
Sustainability and Quality Committee	2 (50.00%)	2 (50.00%)	2 (66.67%)	1 (20.00%)
Strategy and Innovation Committee	1 (16.67%)	0	1 (20.00%)	1 (14.29%)

Telefónica, S.A. 348

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

D. Related-Party and Intragroup Transactions

D.2 Describe any transactions which are significant, either because of the amount involved or subject matter, entered into between the company or entities within its group and the company’s significant shareholders:

Name of significant shareholder	Name of company within the group	Nature of the relationship	Type of transaction	Amount (thousand euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	8,258
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,469
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	11,481
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	472,942
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	339
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance Arrangements: others	607,626
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earning	121,445
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	639
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	23,523
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	6,768
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	25,935
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	12,601
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	8,895
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	904,772
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance Arrangements: Loans	95,156
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	168,499
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	220
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Remunerations	3,780
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest paid	2,664
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Receipt of services	1,584
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Loans	18,580
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Guarantees	8,200
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: Others	674,523
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	107,873
CaixaBank, S.A.	Telefónica, S.A.	Contractual	Interest charged	51
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest paid	3,923
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	6,752
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Services rendered	63,343
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	48,825
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	5,220
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Guarantees	82,372
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	88,508
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Other	11
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	62,023
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: Loans	97,112
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Interest charged	2
CaixaBank, S.A.	Rest of Telefónica Group	Contractual	Purchases of property, plant and equipment	3,972

Telefónica, S.A. 349

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

D.3    Describe any transactions that are significant, either because of their amount or subject matter, entered into between the company or entities within its group and directors or managers of the company:
-----------

D.4    Report any material transactions carried out by the company with other entities belonging to the same group, provided that these are not eliminated in the preparation of the consolidated financial statements and do not form part of the company’s ordinary business activities in terms of their purpose and conditions.
In any event, note any intragroup transaction conducted with entities established in countries or territories which are considered tax havens:
----------

D.5	State the amount of any transactions conducted with other related parties that have not been reported in the previous sections.

Name of entity within the group	Brief description of the transaction	Amount (thousand euros)
China Unicom
As stated in Note 11 ("Related Parties") of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to the year 2019, in the year 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake at that time in this Company was 45% held by Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. Moreover, in the year 2019 it came to pass the entry of a third shareholder in the “joint venture” by way of a capital increase fully suscribed by Suqian Xindongteng Business Service Co., Ltd,   controlled by JD.com (reaching a shareholding of 16.67% of the capital share of the aforementioned "joint venture") with the consequent dilution of then shareholders (Telefónica now holds 37.5%).
		0
Grupo Global Dominion Access	As stated in note 11 ("Related Parties") of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to the year 2019, certain subsidiary companies of the Telefónica Group, in conjunction with the Global Dominion Access Group in the year 2019, transactions arising from the Group's ordinary traffic or business, mainly Telefónica de España, for a total of €27 million.	27

D.7    Is there more than one company in the group listed in Spain?
No

Telefónica, S.A. 350

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

G. Extent of Compliance with Corporate Governance Recommendations

Specify the company’s level of compliance with recommendations from the Unified Code of Good Governance.

In the event that a recommendation is not followed or only partially followed, a detailed explanation should be included explaining the reasons in such a manner that shareholders, investors and the market in general have enough information to judge the company´s actions. General explanations are not acceptable.

1.
That the Articles of Association of listed companies do not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of shares on the market.

Explain
In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.
The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.
In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.
Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.
The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the social interest and interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the sufficient support of all shareholders, because, naturally, and as taught by experience, potential offerers may make their offer conditional upon the removal of the defense mechanism.
In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offerer has a stake equal to or over 70% of the share capital which confers voting rights, unless the offerer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.
In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	That when the parent company and a subsidiary are listed on the stock market, both should publicly and specifically define:
a) The respective areas of activity and possible business relationships between them, as well as those of the listed subsidiary with other group companies.
b) The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

Telefónica, S.A. 351

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

3.
That, during the course of the ordinary General Shareholders’ Meeting, complementary to the distribution of a written Annual Corporate Governance Report, the chairman of the Board of Directors makes a detailed oral report to the shareholders regarding the most material aspects of corporate governance of the company, and in particular:

a) Changes that have occurred since the last General Shareholders’ Meeting.
b) Specific reasons why the company did not follow one or more of the recommendations of the Code of Corporate Governance and, if so, the alternative rules that were followed instead.

Complies

4.
That the company has defined and promoted a policy of communication and contact with shareholders, institutional investors and proxy advisors that complies in all aspects with rules preventing market abuse and gives equal treatment to similarly situated shareholders.

And that the company has made such a policy public through its web page, including information related to the manner in which said policy has been implemented and the identity of contact persons or those responsible for implementing it.
Complies

5.
That the Board of Directors should not propose to the General Shareholders’ Meeting any proposal for delegation of powers allowing the issuance of shares or convertible securities without pre-emptive rights in an amount exceeding 20% of equity at the time of delegation.

And that whenever the Board of Directors approves any issuance of shares or convertible securities without pre-emptive rights the company immediately publishes reports on its web page regarding said exclusions as referenced in applicable company law.
Complies

6.
That listed companies which draft reports listed below, whether under a legal obligation or voluntarily, publish them on their web page with sufficient time before the General Shareholders’ Meeting, even when their publication is not mandatory:

a) Report regarding the auditor’s independence.
b) Reports regarding the workings of the audit committee and the appointments and remuneration committee.

c) Report by the audit committee regarding related-party transactions
d) Report on the corporate social responsibility policy.

Complies

7.	That the company reports in real time, through its web page, the proceedings of the General Shareholders’ Meetings.
Complies

8.
That the audit committee ensures that the Board of Directors presents financial statements in the audit report for the General Shareholders’ Meetings which do not have qualifications or reservations and that, in the exceptional circumstances in which qualifications may appear, that the chairman of the audit committee and the auditors clearly explain to the shareholders the content and scope of said qualifications or reservations.

Complies

9.
That the company permanently maintains on its web page the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders’ Meetings, and the exercise of the right to vote or to issue a proxy.

And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.
Complies

10.
That when a verified shareholder has exercised his right to make additions to the agenda or to make new proposals to it with sufficient time in advance of the General Shareholders’ Meeting, the company:

a) Immediately distributes the additions and new proposals.
b) Publishes the attendance card credential or proxy form or form for distance voting with the changes such that the new agenda items and alternative proposals may be voted upon under the same terms and conditions as those proposals made by the Board of Directors.
c) Submits all of these items on the agenda or alternative proposals to a vote and applies the same voting rules to them as are applied to those drafted by the Board of Directors including, particularly, assumptions or default positions regarding votes for or against.
d) That after the General Shareholders’ Meeting, a breakdown of the results of said additions or alternative proposals is communicated.

Telefónica, S.A. 352

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

Not applicable

11.	That, in the event the company intends to pay for attendance at the General Shareholders’ Meeting, it establish in advance a general policy of long-term effect regarding such payments.
Not applicable

12.
That the Board of Directors completes its duties with a unity of purpose and independence, treating all similarly situated shareholders equally and that it is guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, and the promotion of continuity and maximisation of the economic value of the business.

And that in pursuit of the company’s interest, in addition to complying with applicable law and rules and in engaging in conduct based on good faith, ethics and a respect for commonly accepted best practices, it seeks to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders, as well as the impact of its corporate activities on the communities in which it operates and the environment.
Complies

13.	That the Board of Directors is of an adequate size to perform its duties effectively and collegially, and that its optimum size is between five and fifteen members.
Explain
In accordance with article 29 of the Telefónica, S.A. corporate bylaws, the Board of Directors shall be composed of a minimum of five and a maximum of twenty members. However, in line with the Good Governance tendencies to reduce the number of Board Members, the General Shareholder's Meeting held on June 9, 2017 approved the establishment of seventeen members as the number of Board of Directors members, based on the recommendation of the Company Board of Directors and the favorable report of the Nominating, Compensation and Corporate Governance Committee.
The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

Likewise, it is important to bear in mind that the Board of Directors of the Company have six Committees (the Executive Commission and five Advisory Committees), which ensures the active participation of all its Directors.

14.	That the Board of Directors approves a selection policy for directors that:
a) Is concrete and verifiable.
b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the needs of the Board of Directors.
c) Favors diversity in knowledge, experience and gender.

That the resulting prior analysis of the needs of the Board of Directors is contained in the supporting report from the appointments committee published upon a call from the General Shareholders’ Meeting submitted for ratification, appointment or re-election of each director.

And that the selection policy for directors promotes the objective that by the year 2020 the number of female directors accounts for at least 30% of the total number of members of the Board of Directors.

The appointments committee will annually verify compliance with the selection policy of directors and explain its findings in the Annual Corporate Governance Report.
Complies

15.
That proprietary and independent directors constitute a substantial majority of the Board of Directors and that the number of executive directors is kept at a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.

Complies

16.
That the percentage of proprietary directors divided by the number of non-executive directors is no greater than the proportion of the equity interest in the company represented by said proprietary directors and the remaining share capital.

This criterion may be relaxed:
a) In companies with a high market capitalization in which interests that are legally considered significant are minimal.
b) In companies where a diversity of shareholders is represented on the Board of Directors without ties among them.

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Explain
The aforementioned recommendation 16 refers to the composition of the group of non executive Directors. As stated in Section 4.1.1. of this Annual Corporate Governance Report, at December 31, 2019, the group of non Executive Directors of Telefónica, S.A. was composed of 15 members (of a total of 17 Members), of whom 4 are Proprietary Directors, 9 are Independent Directors and 2 falls under the “Other External Directors” category.
Out of the four Proprietary Directors, two represent or have been proposed by CaixaBank, S.A. (CaixaBank), the holder of 5.01% of the share capital of Telefónica, S.A.; and another two represent or have been proposed by Banco Bilbao Vizcaya Argentaria, S.A., holder of 5.18% of the share capital.
Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by CaixaBank and BBVA are sufficient to entitle each entity to appoint a Director.
Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.
In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 32,331.4 million euros at December 31, 2019, which means a very high absolute value of the stakes of CaixaBank and BBVA in Telefónica (that of CaixaBank was around 1,619.8 million euros, and that of BBVA was around 1,674.8 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

17.	That the number of independent directors represents at least half of the total number of directors.
Nonetheless, when the company does not have a high level of market capitalisation or in the event that it is a high cap company with one shareholder or a group acting in a coordinated fashion who together control more than 30% of the company’s equity, the number of independent directors represents at least one third of the total number of directors.
Complies

18.	That companies publish and update the following information regarding directors on the company website:
a) Professional profile and biography.
b) Any other Boards to which the director belongs, regardless of whether the companies are listed, as well as any other remunerated activities engaged in, regardless of type.
c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.
d) The date of their first appointment as a director of the company’s Board of Directors, and any subsequent re-election.
e) The shares and options they own.
Complies

19.
That the Annual Corporate Governance Report, after verification by the appointments committee, explains the reasons for the appointment of proprietary directors at the proposal of the shareholders whose equity interest is less than 3%. It should also explain, where applicable, why formal requests from shareholders for membership on the Board meeting were not honored, when their equity interest is equal to or exceeds that of other shareholders whose proposal for proprietary directors was honored.

Complies

20.
That proprietary directors representing significant shareholders must resign from the Board if the shareholder they represent disposes of its entire equity interest. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors representing this shareholder.

Complies

21.
That the Board of Directors may not propose the dismissal of any independent director before the completion of the director’s term provided for in the Articles of Association unless the Board of Directors finds just cause and a prior report has been prepared by the appointments committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties attendant to his post as a director, fails to complete the tasks inherent to his or her post, or enters into any of the

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circumstances which would cause the loss of independent status in accordance with applicable law.
The dismissal of independent directors may also be proposed as a result of a public share offer, joint venture or similar transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the Board are the result of the proportionate representation criteria provided for in Recommendation 16.
Complies

22.
That companies establish rules requiring that directors inform the Board of Directors and, where appropriate, resign from their posts, when circumstances arise which may damage the company’s standing and reputation. Specifically, directors must be required to report any criminal acts with which they are charged, as well as the consequent legal proceedings.

And that should a director be indicted or tried for any of the offenses set out in company law legislation, the Board of Directors must investigate the case as soon as possible and, based on the particular situation, decide whether the director should continue in his or her post. And that the Board of Directors must provide a reasoned written account of all these events in its Annual Corporate Governance Report.
Complies

23.
That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company’s interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.

Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.
This recommendation also applies in the case of the secretary of the Board of Directors, despite not being a director.
Complies

24.
That whenever, due to resignation or any other reason, a director leaves before the completion of his or her term, the director should explain the reasons for this decision in a letter addressed to all the directors of the Board of Directors. Irrespective of whether the resignation has been reported as a relevant fact, it must be included in the Annual Corporate Governance Report.

Complies

25.	That the appointments committee ensures that non-executive directors have sufficient time in order to properly perform their duties.
And that the Board rules establish the maximum number of company Boards on which directors may sit.
Complies

26.
That the Board of Directors meet frequently enough so that it may effectively perform its duties, at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items do not originally appear on the agenda.

Complies

27.	That director absences only occur when absolutely necessary and are quantified in the Annual Corporate Governance Report. And when absences occur, that the director appoints a proxy with instructions.
Complies

28.
That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes, upon a request from the protesting party.

Complies

29.
That the company establishes adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company’s expense.

Complies

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30.	That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances require
Complies

31.
That the agenda for meetings clearly states those matters about which the Board of Directors are to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.

When, under exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall by duly recorded in the minutes.
Complies

32.	That directors shall be periodically informed of changes in equity ownership and of the opinions of significant shareholders, investors and rating agencies of the company and its group.
Complies

33.
That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out his duties required by law and the Articles of Association, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances so dictate.

Complies

34.
That when there is a coordinating director, the Articles of Association or the Board rules should confer upon him the following competencies in addition to those conferred by law: chairman of the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; reflect the concerns of non-executive directors; liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and coordinate a succession plan for the chairman.
Complies

35.
That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account the recommendations regarding good governance contained in this Code of Good Governance and which are applicable to the company.

Complies

36.	That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:
a) The quality and efficiency of the Board of Directors’ work.
b) The workings and composition of its committees.
c) Diversity of membership and competence of the Board of Directors.
d) Performance of the chairman of the Board of Directors and the chief executive officer of the company.
e) Performance and input of each director, paying special attention to those in charge of the various Board committees.
In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the appointments committee.
Every three years, the Board of Directors will rely upon the assistance of an external advisor for its evaluation, whose independence shall be verified by the appointments committee.
Business relationships between the external adviser or any member of the adviser’s group and the company or any company within its group shall be specified in the Annual Corporate Governance Report.
The process and the areas evaluated shall be described in the Annual Corporate Governance Report.
Complies

37.	That if there is an executive committee, the proportion of each different director category must be similar to

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that of the Board itself, and its secretary must be the secretary of the Board.
Partially complies
Although the participation structure by director category of the Executive Commission is not exactly the same as that of the Board of Directors, the Company considers itself to be in compliance with the ultimate objective of this recommendation; which is to ensure that the functions of the Executive Commission are exercised with a similar perspective to that of the Board of Directors. In this regard, the Executive Commission includes directors of all categories, although the percentage of independent directors is higher on the Board of Directors. This is mainly due to the re-classification, in 2018 and 2019, of two of the members of the Executive Committee, Mr Peter Erskine and Mr Francisco Javier de Paz Mancho, who went from being Independent Board Members to “other external directors” once they had been Company Board Members for 12 years. The Company considers that this change in the classification of two of the members of the Executive Committee, by the mere passage of time, does not justify, in and of itself, the modification of the composition of the Executive Committee. In addition, the fact that the Executive Committee, as is common practice, has a much smaller number of members than the Board of Directors, means that the aforementioned changes in the classification has a greater impact on it than on the Board of Directors. In any case, Telefónica considers all categories of Directors to be adequately represented in the Executive Commission , and that the differences in the percentages of participation of independent, executive, and other external Directors do not prevent this committee from exercising its duties with a similar perspective to that of the Board of Directors. In all other respects, the Secretary of the Executive Commission is the same as the Secretary of the Board of Directors.

38.
That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.

Complies

39.
That the members of the audit committee, in particular its chairman, are appointed in consideration of their knowledge and experience in accountancy, audit and risk management issues, and that the majority of its members be independent directors.

Complies

40.	That under the supervision of the audit committee, there must be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.
Complies

41.
That the person in charge of the group performing the internal audit function should present an annual work plan to the audit committee, reporting directly on any issues that may arise during the implementation of this plan, and present an activity report at the end of each year.

Complies

42.	That in addition to the provisions of applicable law, the audit committee should be responsible for the following:
1. With regard to information systems and internal control:
a) Supervise the preparation and integrity of financial information relative to the company and, if applicable, the group, monitoring compliance with governing rules and the appropriate application of consolidation and accounting criteria.
b) Ensure the independence and effectiveness of the group charged with the internal audit function; propose the selection, appointment, re-election and dismissal of the head of internal audit; draft a budget for this department; approve its goals and work plans, making sure that its activity is focused primarily on material risks to the company; receive periodic information on its activities; and verify that senior management takes into account the conclusions and recommendations of its reports.
c) Establish and supervise a mechanism that allows employees to report confidentially and, if appropriate, anonymously, any irregularities with important consequences, especially those of a financial or accounting nature, that they observe in the company.
2. With regard to the external auditor:
a) In the event that the external auditor resigns, examine the circumstances which caused said resignation.
b) Ensure that the remuneration paid to the external auditor for its work does not compromise the quality of the work or the auditor’s independence.
c) Insist that the company file a relevant fact with the CNMV when there is a change of auditor, along with a statement on any differences that arose with

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the outgoing auditor and, if applicable, the contents thereof.
d) Ensure that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks accomplished and regarding the development of its accounting and risks faced by the company.
e) Ensure that the company and the external auditor comply with applicable rules regarding the rendering of services other than auditing, proportional limits on the auditor’s billing, and all other rules regarding the auditor’s independence.
Complies

43.	That the audit committee may require the presence of any employee or manager of the company, even without the presence of any other member of management.
Complies

44.
That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draft a report beforehand to the Board of Directors regarding economic conditions and accounting implications and, in particular, any exchange ratio involved.

Complies

45.	That the risk management and control policy identify, as a minimum:
a) The various types of financial and non-financial risks (among those operational, technological, legal, social, environmental, political and reputational) which the company faces, including financial or economic risks, contingent liabilities and other off balance sheet risks.
b) Fixing of the level of risk the company considers acceptable.
c) Means identified in order to minimize identified risks in the event they transpire.
d) Internal control and information systems to be used in order to control and manage identified risks, including contingent liabilities and other off balance sheet risks.

Complies

46.
That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal control and management function should exist delegated to an internal unit or department of the company which is expressly charged with the following responsibilities:

a) Ensure the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks that may affect the company.
b) Actively participate in the creation of the risk strategy and in important decisions regarding risk management.
c) Ensure that the risk management and control systems adequately mitigate risks as defined by policy issued by the Board of Directors.
Complies

47.
That members of the appointment and remuneration committee -- or of the appointments committee and the remuneration committee if they are separate - are chosen taking into account the knowledge, ability and experience necessary to perform the duties they are called upon to carry out and that the majority of said members are independent directors.

Complies

48.	That high market capitalization companies have formed separate appointments and remuneration committees.
Explain
Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.
The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Sustainability and Quality Committee and the

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Strategy and Innovation Committee), in addition to the Executive Commission.
In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

49.	That the appointments committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.
And that any director may ask the appointments committee to consider potential candidates he or she considers appropriate to fill a vacancy on the Board of Directors.
Complies

50.	That the remuneration committee exercises its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:
a) Propose basic conditions of employment for senior management.
b) Verify compliance with company remuneration policy.
c) Periodically review the remuneration policy applied to directors and senior managers, including remuneration involving the delivery of shares, and guarantee that individual remuneration be proportional to that received by other directors and senior managers.
d) Oversee that potential conflicts of interest do not undermine the independence of external advice rendered to the Board.
e) Verify information regarding remuneration paid to directors and senior managers contained in the various corporate documents, including the Annual Report on Director Remuneration.
Complies

51.	That the remuneration committee consults with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.
Complies

52.
That the rules regarding composition and workings of supervision and control committees appear in the rules governing the Board of Directors and that they are consistent with those that apply to mandatory committees in accordance with the recommendations above, including:

a) That they are comprised exclusively of non-executive directors, with a majority of them independent.
b) That their chairmen be independent directors.
c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and detail their activities and accomplishments during the first plenary session of the Board of Directors held after the committee’s last meeting.
d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.
e) That their meetings be recorded and the minutes be made available to all directors.
Explain
1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and in the specific Regulations of each one of them. Likewise, both Committees are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of three independent Directors, and two with the category of "Other external".
2. The Board of Directors has other Consulting Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Sustainability and Quality Committee, and Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects.
These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details with respect to those that are legally mandatory.
In particular, it has been decided that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the

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Director to chair them and the other Directors who should sit on these committees.

53.
That verification of compliance with corporate governance rules, internal codes of conduct and social corporate responsibility policy be assigned to one or split among more than one committee of the Board of Directors, which may be the audit committee, the appointments committee, the corporate social responsibility committee in the event that one exists, or a special committee created by the Board of Directors pursuant to its powers of self-organization, which at least the following responsibilities shall be specifically assigned thereto:

a) Verification of compliance with internal codes of conduct and the company’s corporate governance rules.

b) Supervision of the communication strategy and relations with shareholders and investors, including small- and medium-sized shareholders.

c) The periodic evaluation of the suitability of the company’s corporate governance system, with the goal that the company promotes company interests and take into account, where appropriate, the legitimate interests of other stakeholders.

d) Review of the company’s corporate social responsibility policy, ensuring that it is orientated towards value creation.

e) Follow-up of social responsibility strategy and practice, and evaluation of degree of compliance.

f) Supervision and evaluation of the way relations with various stakeholders are handled.
g) Evaluation of everything related to non-financial risks to the company, including operational, technological, legal, social, environmental, political and reputational.

h) Coordination of the process of reporting on diversity and reporting non-financial information in accordance with applicable rules and international benchmarks.
Complies

54.	That the corporate social responsibility policy include principles or commitments which the company voluntarily assumes regarding specific stakeholders and identifies, as a minimum:
a) The objectives of the corporate social responsibility policy and the development of tools to support it.

b) Corporate strategy related to sustainability, the natural environment and social issues.

c) Concrete practices in matters related to: shareholders, employees, clients, suppliers, social issues, the natural environment, diversity, fiscal responsibility, respect for human rights, and the prevention of unlawful conduct.

d) Means or systems for monitoring the results of the application of specific practices described in the immediately preceding paragraph, associated risks, and their management.

e) Means of supervising non-financial risk, ethics, and business conduct.

f) Communication channels, participation and dialogue with stakeholders.

g) Responsible communication practices that impede the manipulation of data and protect integrity and honor.
Complies

55.	That the company reports, in a separate document or within the management report, on matters related to corporate social responsibility, following internationally recognised methodologies.
Complies

56.
That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.

Complies

57.
That only executive directors receive remuneration linked to corporate results or personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments whose value is indexed to share value, or long-term savings plans such as pension plans, retirement accounts or any other retirement plan.

Shares may be given to non-executive directors under the condition that they maintain ownership of the shares until they leave their posts as directors. The forgoing shall not apply to shares that the director may be obliged sell in order to meet the costs related to their acquisition.
Complies

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58.
That as regards variable remuneration, the policies incorporate limits and administrative safeguards in order to ensure that said remuneration is in line with the work performance of the beneficiaries and are not based solely upon general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.
b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with rules and internal operating procedures and risk management and control policies.
c) Are based upon balancing short-, medium- and long-term objectives, permitting the reward of continuous achievement over a period of time long enough to judge creation of sustainable value such that the benchmarks used for evaluation are not comprised of one-off, seldom occurring or extraordinary events.

Complies

59.	That a material portion of variable remuneration components be deferred for a minimum period of time sufficient to verify that previously established performance criteria have been met.

Complies

60.	That remuneration related to company results takes into account any reservations which may appear in the external auditor’s report which would diminish said results.

Not applicable

61.	That a material portion of variable remuneration for executive directors depends upon the delivery of shares or instruments indexed to share value.

Complies

62.
That once shares or options or rights to shares arising from remuneration schemes have been delivered, directors are prohibited from transferring ownership of a number of shares equivalent to two times their annual fixed remuneration, and the director may not exercise options or rights until a term of at least three years has elapsed since they received said shares.

The forgoing shall not apply to shares which the director may need to sell in order to meet the costs related to their acquisition.

Explain
On December 31, 2019, the Executive Director of the company, Mr. José María Álvarez-Pallete López held a shareholding at Telefónica, S.A., which amounted to 1,452,067 voting rights, which were valuated with a price of 7.1164 euros per share (according to its average value during 2019), represented 537% of his fixed remuneration. In this regard, it is noted that since his appointment as Executive Chairman, Mr. Álvarez-Pallete, as a demonstration of his commitment with Telefónica, has acquired a total of 898.813 shares.
Likewise, the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, held a shareholding at Telefónica, S.A., which amounted to 380,109 voting rights, which were valuated with the same price per share, represented 169% of his fixed remuneration.
This shareholding owned demonstrate his commitment to Telefónica, and show that his own interests are aligned with the other shareholders' interests.
On the other hand, the Remuneration Policy for the Directors of Telefónica, S.A., approved by the Company's General Shareholders' Meeting on June 8, 2018, introduces, among others, the following novelties:

–
It involves a new Long-Term Incentive Plan aimed at the Executive Directors, which establishes that at least 25% of the shares delivered derived from the Plan will be subject to a period of retention of no less than one year.

–
Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two annuities of their gross fixed remuneration, while they continue to remain on the Board of Directors and develop executive functions, establishing a five years period from the commencement of the Policy or, in the case of Executive Directors appointed thereafter, since their appointment, to achieve this objective.

63.
That contractual arrangements include a clause which permits the company to seek reimbursement of variable remuneration components in the event that payment does not coincide with performance criteria or when delivery was made based upon data later deemed to be inaccurate.

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Partially complies
The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.
That payments made for contract termination shall not exceed an amount equivalent to two years of total annual remuneration and that it shall not be paid until the company has verified that the director has fulfilled all previously established criteria for payment.

Explain
With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

List whether any directors voted against or abstained from voting on the approval of this report.
No
I declare that the information included in this statistical annex are the same and are consistent with the descriptions and information included in the annual corporate governance report published by the company.

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4.9.2. Statistics on Annual Report on Remuneration of Directors of listed companies (established by Circular 2/2018, of June 12, of the National Securities Market Commission, which modifies Circular 4/2013, of June 12, which establishes the annual remuneration report models of the Directors of listed public limited companies).

Unless otherwise indicated all data as of 31 December 2019.

B. Overall summary of how remuneration policy has been applied during the year ended
B.4 Report on the result of the consultative vote at the General Shareholders’’ Meeting on remuneration in the previous year, indicating the number of votes against that may have been cast:

	Number	% of total
Votes cast	2,760,986,798	53.18%

	Number	% cast
Votes against	190,034,502	6.88%
Votes in favour	2,511,710,594	90.97%
Abstentions	59,241,702	2.15%

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C Itemised individual remuneration accrued by each Director

Name	Type	Period of accrual in 2019
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive Director	From 01/01/2019 to 31/12/2019
Mr. ISIDRO FAINÉ CASAS	Proprietary Director	From 01/01/2019 to 31/12/2019
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary Director	From 01/01/2019 to 31/12/2019
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent Director	From 01/01/2019 to 31/12/2019
Mr. ÁNGEL VILÁ BOIX	Executive Director	From 01/01/2019 to 31/12/2019
Mr. JUAN IGNACIO CIRAC SASTURAIN	Independent Director	From 01/01/2019 to 31/12/2019
Mr. PETER ERSKINE	Other External Director	From 01/01/2019 to 31/12/2019
Ms. SABINA FLUXÀ THIENEMANN	Independent Director	From 01/01/2019 to 31/12/2019
Ms. CARMEN GARCÍA DE ANDRÉS	Independent Director	From 01/01/2019 to 31/12/2019
Ms. MARÍA LUISA GARCÍA BLANCO	Independent Director	From 01/01/2019 to 31/12/2019
Mr. JORDI GUAL SOLÉ	Proprietary Director	From 01/01/2019 to 31/12/2019
Mr. PETER LÖSCHER	Independent Director	From 01/01/2019 to 31/12/2019
Mr. IGNACIO MORENO MARTÍNEZ	Proprietary Director	From 01/01/2019 to 31/12/2019
Ms. VERÓNICA PASCUAL BOÉ	Independent Director	From 18/12/2019 to 31/12/2019
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Other External Director	From 01/01/2019 to 31/12/2019
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent Director	From 01/01/2019 to 31/12/2019
Ms. CLAUDIA SENDER RAMÍREZ	Independent Director	From18/12/2019 to 31/12/2019
Mr. LUIZ FERNANDO FURLÁN	Independent Director	From 01/01/2019 to 18/12/2019
Mr. WANG XIAOCHU	Proprietary Director	From 01/01/2019 to 18/12/2019

C.1 Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the year.

Telefónica, S.A. 364

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

a) Remuneration from the reporting company:
i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2019	Total in 2018
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	3,448	0	0	0	5,371	5,402
MR. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
MR. JOSÉ MARÍA ABRIL PÉREZ	200	9	91	0	0	0	0	0	300	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	120	25	114	0	0	0	0	0	259	257
MR. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,390	0	0	0	3,990	4,012
MR. JUAN IGNACIO CIRAC SASTURAIN	120	9	11	0	0	0	0	0	140	141
MR. PETER ERSKINE	120	17	114	0	0	0	0	0	251	246
MS. SABINA FLUXÀ THIENEMANN	120	8	11	0	0	0	0	0	139	140
MS. CARMEN GARCÍA DE ANDRÉS	120	19	22	0	0	0	0	0	161	158
MS. MARÍA LUISA GARCÍA BLANCO	120	16	22	0	0	0	0	0	158	102
MR. JORDI GUAL SOLÉ	120	19	22	0	0	0	0	0	161	147
MR. PETER LÖSCHER	120	14	34	0	0	0	0	0	168	157
MR. IGNACIO MORENO MARTÍNEZ	120	30	45	0	0	0	0	0	195	190
MS. VERÓNICA PASCUAL BOÉ	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	120	35	125	0	0	0	0	0	280	280
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	120
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	0	0	0
MR. LUIZ FERNANDO FURLÁN	120	11	11	0	0	0	0	0	142	142
MR. WANG XIAOCHU	120	0	0	0	0	0	0	0	120	120

Telefónica, S.A. 365

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2019		Financial instruments granted at start of 2019		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2019
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Performance Share Plan (“PSP”) 2018-2021 (First Cycle)	421,000	421,000	0	0	0	0	0	0	0	421,000	421,000
	Performance Share Plan (“PSP”) 2019-2022 (Second Cycle)	0	0	468,000	468,000	0	0	0	0	0	468,000	468,000
	Global Employee Share Plan ("GESP") 2019-2021	0	0	56	56	0	0	0	0	0	56	56
MR. ÁNGEL VILÁ BOIX	Performance Share Plan (“PSP”) 2018-2021 (First Cycle)	312,000	312,000	0	0	0	0	0	0	0	312,000	312,000
	Performance Share Plan (“PSP”) 2019-2022 (Second Cycle)	0	0	347,000	347,000	0	0	0	0	0	347,000	347,000
	Global Employee Share Plan ("GESP") 2019-2021	0	0	56	56	0	0	0	0	0	56	56

Telefónica, S.A. 366

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system (thousand €)
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
Name	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights
	2019 Year	2018 Year	2019 Year	2018 Year	2019 Year	2018 Year	2019 Year	2018 Year
Mr. José María Álvarez-Pallete López	132	132	541	541	796	618	8,860	7,796
Mr. Ángel Vilá Boix	72	72	488	488	602	488	6,688	5,809

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iv) Details of other items

Name	Item	Remuneration Amount
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	28
Mr. Ángel Vilá Boix	Health insurance premium	5
Mr. Ángel Vilá Boix	Life insurance premium	14
Mr. Ángel Vilá Boix	Company vehicle	13

Telefónica, S.A. 368

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for member ship of Board’s committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2019	Total in 2018
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	156	0	0	0	0	0	0	0	156	105
MR. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	0	0	0
MR. PETER ERSKINE	20	0	0	0	0	0	0	0	20	20
MS. SABINA FLUXÀ THIENEMANN	0	0	0	0	0	0	0	0	0	0
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	0	0	0
MR. JORDI GUAL SOLÉ	0	0	0	0	0	0	0	0	0	0
MR. PETER LÖSCHER	0	0	0	0	0	0	0	0	0	0
MR. IGNACIO MORENO MARTÍNEZ	0	0	0	0	0	0	0	0	0	0
MS. VERÓNICA PASCUAL BOÉ	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	305	0	0	0	0	0	0	0	305	260
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	0	0	0
MR. LUIZ FERNANDO FURLÁN	86	0	0	0	0	0	0	0	86	85
MR. WANG XIAOCHU	0	0	0	0	0	0	0	0	0	0

Telefónica, S.A. 369

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

Name	Name of Plan	Financial instruments at start of 2019		Financial instruments granted at start of 2019		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2019
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
No data

iii)    Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
No data

Name	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights
	Year 2019	Year 2018	Year 2019	Year 2018	Year 2019	Year 2018	Year 2019	Year 2018
Mr. José María Álvarez-Pallete López	0	0	0	0	165	152	0	0
Mr. Ángel Vilá Boix	0	0	0	0	22	21	0	0
iv) Details of other items

Name	Item	Remuneration Amount
No data

Telefónica, S.A. 370

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

c) Summary of remunerations (thousand €):
This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

	Retribución devengada en la Sociedad					Retribución devengada en sociedades del grupo
Name	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2019 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Gross profit from options exercised	Remuneration for other items	Total 2019 group
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	5,371	0	132	34	5,537	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	300	0	0	0	300	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	259	0	0	0	259	156	0	0	0	156
MR. ÁNGEL VILÁ BOIX	3,990	0	72	32	4,094	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	140	0	0	0	140	0	0	0	0	0
MR. PETER ERSKINE	251	0	0	0	251	20	0	0	0	20
MS. SABINA FLUXÀ THIENEMANN	139	0	0	0	139	0	0	0	0	0
MS. CARMEN GARCÍA DE ANDRÉS	161	0	0	0	161	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	158	0	0	0	158	0	0	0	0	0
MR. JORDI GUAL SOLÉ	161	0	0	0	161	0	0	0	0	0
MR. PETER LÖSCHER	168	0	0	0	168	0	0	0	0	0
MR. IGNACIO MORENO MARTÍNEZ	195	0	0	0	195	0	0	0	0	0
MS. VERÓNICA PASCUAL BOÉ	0	0	0	0	0	0	0	0	0	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	280	0	0	0	280	305	0	0	0	305
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	0	0	0
MR. LUIZ FERNANDO FURLÁN	142	0	0	0	142	86	0	0	0	86
MR. WANG XIAOCHU	120	0	0	0	120	0	0	0	0	0
TOTAL	12,235	0	204	66	12,505	567	0	0	0	567

Telefónica, S.A. 371

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D. Other Information of Interest
This annual remuneration report has been approved by the Board of Directors of the company on 19 February 2020.
State whether any director has voted against or abstained from approving this report
No

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

4.9.3. Further information of interest
1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.
--
2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.
Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.
3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010

- Note 1 to Section 4.2.2. of Annual Corporate Governance Report and Section A.2. of Annual Corporate Governance Report Statistical Annex
On February 6, 2020, BlackRock, Inc. informed to the Securities Exchange Commission that its shareholding on the share capital of Telefónica, S.A. was 5.7%.
In accordance with the submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on January 23, 2019, on February 1, 2019, on March 5, 2019, on June 17, 18 and 19, 2019, on July 24, 2019, and on December 27, 2019, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:
1.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.
2.- BlackRock, Inc, Trident Merger, LLC, BlackRock Investment Management, LLC.
3.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco

Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.
4.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.
5.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.
6.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc, BlackRock Institutional Trust Company, National Association.
7.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.
8.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc.
9.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.
10.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.
11.- BlackRock, Inc, BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.
12.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock Capital Holdings, Inc, BlackRock Advisors, LLC.
13.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.

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CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

14.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.
15.- BlackRock, Inc, BlackRock Holdco 2, Inc, BlackRock Financial Management, Inc, BlackRock International Holdings, Inc, BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.
- Note 2 to Section C.1.11 of Annual Corporate Governance Report Statistical Annex
Mr. Isidro Fainé Casas is Chairman of Honorary Chairman of Naturgy Energy Group, S.A.
Mr. Jordi Gual Solé es member of the Supervisory Board of Erste Group Bank, AG.
Even though on 31 December 2019 they no longer held these positions, for part of the 2019 financial year: (i) Mr Peter Löscher was Chairman of the Supervisory Board of OMV Aktiengesellschaft; and (ii) Mr Francisco José Riberas Mera was a Director of Global Dominion Access, S.A.
- Note 3 to Section C.1.14 of Annual Corporate Governance Report Statistical Annex
Mr Guillermo Ansaldo Lutz held the position of Chief Global Resources Officer at Telefónica, S.A. until 27 November 2019, being appointed on that date CEO of Telefónica Infra.
Mr Mariano de Beer held the position of Chief Commercial Digital Officer (CCDO) of Telefónica, S.A. until 27 November, 2019, and the amounts recorded in this section include the remuneration he received up to that date.
- Note 4 to Section D.2 of Annual Corporate Governance Report Statistical Annex
Transactions included in this section under 'Other', amounting to 11,481 with Banco Bilbao Vizcaya Argentaria, S.A. refer to Dividends received.
Transactions included in this section under 'Other', for the sum of 904.772 with Banco Bilbao Vizcaya Argentaria, S.A. refer to Other Revenues (501), to Other Expenses (255), to Gains from derecognition or disposal of assets (8), and to Outstanding factoring operations (904,008).
Transactions included in this section under ´Other´, for the sum of 11 with CaixaBank, S.A., refer to Other Expenses.
See complementary information in Note 11 ("Related Parties") to Telefónica, S.A.´s 2019 Consolidated Financial Statements.
- Note 5: Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.

1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI's stake is 40%. This arrangement was completed on August 2, 2013.
Telefónica and CMI also entered into a Shareholders' Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI's market value calculated by an independent expert.
For the purposes of the Shareholders' Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, "control" shall be as specified in the International Financial Reporting Standards (IFRS).
2. - Financing agreements:
On May 14, 2019, Telefónica, S.A., as borrower, and Bank of China, as lender, entered into a facilities agreement amounting up to EUR 300 million.
Likewise, on March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as original lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.
On December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.
As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.
The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority

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of voting rights, on the appointment of the majority of members of the board of directors, or on the Company's financial and operational policies.

_____________________
Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.
Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.
This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 19, 2020.

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Chapter 5 Other information

5.1. Liquidity and Capital Resources 5.2. Treasury shares 5.3. Events after close 5.4. Average payment period of the Spanish companies 5.5. Glossary of terms

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5.1. Liquidity and Capital Resources
Financing
During 2019, Telefónica's financing activity amounted approximately to 8,299 million euros equivalents (excluding the refinancing of euro commercial paper and short term banking loans) and focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).
The main financing transactions carried out in the bond market in 2019 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	02/05/2019	02/05/2024	1,000	1,000	EUR	1.069%
SHELF Bond	03/01/2019	03/01/2049	1,250	1,113	USD	5.520%
EMTN Bond	03/12/2019	03/12/2029	1,000	1,000	EUR	1.788%
EMTN Bond	07/01/2019	07/01/2039	500	500	EUR	1.957%
Telefónica del Perú, S.A.A.
Bond	04/10/2019	04/10/2027	1,700	457	PEN	7.375%
Colombia Telecomunicaciones S.A E.S.P.
Bond	05/29/2019	05/29/2024	347,590	94	COP	6.650%
Bond	05/29/2019	05/29/2029	152,410	41	COP	IPC + 3.390%

The main financing transactions carried out in the bank market in 2019 are as follows:

•	On August 14, 2019, Telefónica, S.A. drew down 200 million euros of its bilateral loan signed on July 11, 2019 and maturing in 2026.

•	On November 29, 2019, Telxius Telecom, S.A.U. signed and drew down 150 million euros of its bilateral loan maturing in 2021.
Availability of funds
As of December 31, 2019, Telefónica’s liquidity, amounting to 22,838 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 13,679 million euros (of which 12,789 million euros maturing in more than 12 months); and cash equivalents and certain current financial assets.
Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 17, 18 and 19 to the consolidated financial statements.
Contractual commitments
Note 23 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.
Credit risk management
The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

•	statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.

•	decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.

Telefónica, S.A. 377

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

•	continuous monitoring of the payment behavior and solvency of the customer portfolio.

•	internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.

•	ongoing controls over the credit risk exposure.
The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.
Credit rating
At December 31, 2019, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2019, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2016 when Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
In 2019, among the measures taken to protect the credit rating, it is noteworthy an intensive financing activity, taking advantage of historical low refinancing rates to extend average debt life, together with the maintenance of an appropriate level of liquidity and an active portfolio management through the agreements reached for the sale of its Centroamerican assets (Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica de Costa Rica, Telefónica Móviles Panamá and Telefónica Cellular de Nicaragua), the agreement reached for the sale of a portfolio of 11 Data Centers and the agreements for sale of mobile telecommunications towers of Telefónica Brazil, Telefónica Ecuador and Telefónica Colombia. Finally, the company approved in November the implementation of an action plan, which will serve as a catalyst for the company's transformation. This plan consists of five strategic decisions: A focus on key markets of Spain, Brazil, the UK and Germany; the creation of Telefónica Tech; the creation of Telefónica Infra; operational spin-off of Hispanoamérica; and the redefinition of the corporate centre.
Dividend policy
Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 29, 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2018, Telefónica announced the dividend policy for the year 2018: 0.40 euros per share in cash, in December 2018 (0.20 euros per share) and in June 2019 (0.20 euros per share). According to this, the Annual General Meeting held in 2018, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2018 payable in two tranches, 0.20 euros per share on June 15, 2018 and 0.20 euros per share on December 20, 2018.
In February 2019, Telefónica announced the dividend policy for the year 2019: 0.40 euros per share in cash, in December 2019 (0.20 euros per share) and in June 2020 (0.20 euros per share). According to this, the Annual General Meeting held in 2019, approved a dividend distribution in cash charged to Unrestricted Reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2019 payable in two tranches, 0.20 euros per share on June 20, 2019 and 0.20 euros per share on December 19, 2019.

Telefónica, S.A. 378

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

5.2. Treasury shares
Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.
Treasury share transactions will always be for legitimate purposes, including:

•	undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.

•	honoring previous legitimate commitments assumed.

•	covering requirements for shares to allocate to employees and management under stock option plans.

•
other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.
For more information see Note 17.h) "Treasury share instruments" of the Consolidated Annual Accounts for the year ended 31 December 2019.

Telefónica, S.A. 379

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

5.3. Events after the reporting period
Information concerning events after the reporting period is provided in Note 31 of the Consolidated Annual Accounts for the year ended 31 December 2019.

Telefónica, S.A. 380

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

5.4. Average payment period of the Spanish companies
Information concerning average payment period of the Spanish companies is provided in Note 22, "Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5."of the Consolidated Annual Accounts for the year ended 31 December 2019.

Telefónica, S.A. 381

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

5.5. Glossary of terms
Below are definitions of certain technical terms used in this Annual Report:
"5G", is a technology under development, succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
“ARPU" is total service revenues divided by average number of accesses divided by the number of months.
“AWS” or Amazon Web Services refers to a service platform in the Cloud offering data base storage, content delivery and other functionalities that can help your business to grow. It is also more secure than a physical server.
“B2B” or Business to Business is the business segment.
“B2C” or Business to Customer is the residential segment.
"Bundles" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is a service, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.
"Convergent" refers to the offer of more than a single service for a single price.
"Data ARPU" is data revenues divided by average number of accesses divided by the number of months.
"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica’s network.

"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, “fixed wireless” and Voice over IP accesses.
"FTRs" or "Fixed termination rates" is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTH" or "Fiber to Home" is the installation and use of optical fiber from a central point directly to individual buildings such as apartment buildings and businesses to provide high-speed Internet access.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
“FWA” is a fixed broad band service using Fixed Wireless technology (fixed telephony service using mobile technology).
"Gross adds" is the number of new accesses in a certain period.
"HDTV" or high definition TV has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses" (“Fixed broadband accesses” or “FBB accesses") include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
“ISDN” or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.
“ISP” is Internet Service Provider.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" or Long-Term Evolution is a 4G mobile access technology.

Telefónica, S.A. 382

CONSOLIDATED ANNUAL REPORT 2019	2019 Consolidated Management Report

"M2M", or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.
"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.
"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to their customers.
"Net adds/Net loss" is the difference between the customer base in a certain period compared to a different period.
"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).
"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.
"p.p." means percentage points.
“PSTN” is Public Switched Telephone Network.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

"UBB" or ultra-broad band is the fiber-to-the-premise broadband which is capable of giving a minimum downlink speed of 100 mbps and a minimum uplink speed of 50 mbps.
"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.

Telefónica, S.A. 383

pwc

Telefónica, S.A.
and subsidiaries

Independent Verification Report
31 December 2019

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent Verification Report

To the shareholders Telefónica, S.A.:

Pursuant to Article 49 of the Code of Commerce, we have verified, under a limited assurance scope, the accompanying "Chapter 2. Efficiency and Trust - Non-Financial Statement" attached ("NFS") for the year ended 31 December 2019 of Telefónica, S.A. (the Parent company) and subsidiaries ("Telefónica" or "the Group") which forms part of Telefónica's 2019 Consolidated Management's Report ("CMR").

The content of the NFS includes additional information to that required by current commercial legislation on non-financial reporting which has not been covered by our verification work. In this respect, our work has been restricted solely to verifying the information identified in the table included in the section "2.12.11 Spanish Law 11/2018, December 28th and GRI Standards compliance" in the accompanying NFS.

Likewise, we have carried out a moderate assurance engagement of the application of the principles of inclusivity, materiality and responsiveness, related to the information included in the section "1.3.1 Our relations with our stakeholders" of the CMR in accordance with the provisions of the 2018 AccountAbility Principles Standard AA1000 (AA1000AP) issued by AccountAbility.

Responsibility of the directors

The preparation of the NFS included in Telefónica's CMR, and the content thereof are responsibility of the board of directors of Telefónica, S.A. The NFS has been drawn up in accordance with the provisions of current commercial legislation and with the Sustainability Reporting Standards of the Global Reporting Initiative ("GRI Standards") in accordance with the Comprehensive Option, in line with the details provided for each matter in the table included in the section "2.12.11 Spanish Law 11/2018, December 28th and GRI Standards compliance" included in CMR's Annex.

This responsibility also includes the design, implementation and maintenance of the internal control that is considered necessary to ensure that the NFS is free from material misstatement, due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting and maintaining the management systems from which the information required to prepare the NFS is obtained, and for the application of AA1000AP (2018) principles.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants ("IESBA") which is based on the fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory provisions.

The engagement team has been formed by professionals specialising in non-financial information reviews and specifically in information on economic, social and environmental performance.

Our responsibility

Our responsibility is to express our conclusions in an independent limited assurance verification report based on the work carried out. Our work has been aligned with the requirements set by the current International Standard on Assurance Engagements 3000 Revised, Assurance Engagements Other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and with the Guidelines for verification engagements on non-financial statements issued by the Spanish Institute of Auditors ("Instituto de Censores Jurados de Cuentas de España"). We have also carried out our moderate assurance engagement (type 2) in accordance with AA1000 Assurance Standard (AA1000AS, 2008) with 2018 Addendum issued by AccountAbility.

In a limited assurance engagement, the procedures performed vary in terms of their nature and timing of execution and are more restricted than those carried out in a reasonable assurance engagement. Accordingly, the assurance obtained is substantially lower.

Our work has consisted of posing questions to management and several Telefónica's units that were involved in the preparation of the NFS, in the review of the processes for compiling and validating the information presented in the NFS and in the application of certain analytical procedures and review sampling tests, as described below:

- Meetings with Telefónica personnel to ascertain the business model, policies and management approaches applied and the main risks related to these matters, and to obtain the information required for the external review.

- Analysis of the scope, relevance and integrity of the content included in the NFS based on the materiality analysis carried out by Telefónica and described in the "1.3.2. Material aspects of our Business" section, and considering the content required under current commercial legislation.

- Analysis of the procedures used to compile and validate the information presented in NFS for 2019.

- Review of information concerning risks, policies and management approaches applied in relation to material issues presented in the NFS for 2019.

- Analysis of the documentation and actions related to the application of the inclusivity, materiality and responsiveness principles of the AA1000AP (2018).

- Verification, through sample testing, of the information relating to the content of the NFS for 2019 and its adequate compilation using data supplied by Telefónica's information sources.

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- Regarding the indicators on energy consumption and greenhouse gas emissions, we have reviewed that they have been verified by an independent third party in accordance with the ISO 14064-3 standards and we have evaluated the competence, capabilities and objectivity of the verification team and the adequacy of its work based on a review of the work planning activities and reports issued.

- Obtainment of a management representation letter from the directors and the Parent company's management.

Conclusions

Based on the procedures performed and the evidence we have obtained, no matters have come to our attention which may lead us to believe that:

- Telefónica's NFS for the year ended 31 December 2019 has not been prepared, in all of their significant matters, in accordance with the provisions of current commercial legislation and with the GRI Standards in accordance with the Comprehensive Option, in line with the details provided for each matter in the table included in the section "2.12.11 Spanish Law 11/2018, December 28th and GRI Standards compliance" in the accompanying NFS.

- The information included in the section "1.3.1 Our relations with stakeholders" of the Telefónica's CMR, regarding the application of the principles of inclusivity, materiality and responsiveness, has not been prepared, in all of their significant matters, in accordance with the provisions of the AA1000AP (2018).

Recommendations

Regarding the observations and recommendations for improvement which have arisen from the implementation of our assurance engagement, we proceed to suggest some recommendations which seek to empower the application of the principles of inclusivity, materiality, responsiveness and the impact of the AA1000AP Standard (2018). Nevertheless, these improvements do not modify the limited or moderate nature of this assurance engagement report.

Inclusivity

Telefonica, in section 1.3.1. "Our relations with our stakeholders" of the CMR, includes information about the Company's relationship with its main stakeholders. Thanks to the activity performed by the Responsible Business Panel, through the Advisory Panel and Extended Panel, channels of direct communication with stakeholders have been identified and established. In 2019, the participation of the Panel has increased fivefold compared to the previous year, achieving the highest participation since the creation of the Panel.

In this regard, it is recommended to continue reinforcing the activities drafted by the Group in order to encourage the participation of its main stakeholders, in line with the work carried out in 2019.

3

Materiality

In 2019 Telefónica has continued the transformation and simplification process of the Group and therefore, developing an adequate connection and collaboration with its main stakeholders has been crucial. Telefónica has updated the materiality exercise it carried out four years ago, relying on the Responsible Business Panel. This process has allowed to identify the aspects that reflect the impact of Telefónica impact on economic, environmental and social matters, and its influence on the decision-making process involving the Group.

Moreover, this process has led to a more global perspective, in spite of also acknowledging the importance of local level approaches and of considering its stakeholders, identifying the gap between the assessment of the stakeholders and the Company's strategy.

In that respect, Telefónica is recommended to make progress in monitoring the results and conclusions obtained at the meetings of the Responsible Business Panel and the gap identified between the Group's strategy and the evaluation of its main stakeholders, in order to incorporate them into the reflection process of their Responsible Business Plan.

Responsiveness

The current strategy of relations with the stakeholders of Telefónica allows to prioritize actions that respond systematically to the expectations of its stakeholders.

In this regard, it is recommended that responses to stakeholders' expectations are monitored to ensure that enough indicators are developed and that these enable responses to be tailored to the stakeholder's needs and be integrated in the development of potential answers.

Impact

The updating of the process carried out in 2019, to establish the material aspects of Telefónica has allowed the company to incorporate the impact principle into their management system and into its continuous relations with its stakeholders. In this first year, the process has focused on monitoring the main dialogue channels established with the most relevant stakeholders, in order to measure the impact of their relationship, as well as their commitment to them.

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In this regard, it is recommended that the main key performance indicators in terms of impact be monitored in detail so that different action plans can be established to enable it to respond to the needs of the most relevant stakeholders, strengthening those actions that enable it to generate positive impacts and integrate the most relevant impacts into the key management processes. Likewise, it must continue to work on developing the means to capture and measure real and potential impacts, as well as direct and indirect impacts, both positive and negative.

Use and distribution

This report has been drawn up in response to the requirement laid down in current Spanish commercial legislation and therefore might not be suitable for other purposes or jurisdictions.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones

20 February 2020

AA1000
Licensed Assurance Provider
000-42

5

Verification Statement of AENOR for Telefónica on the Inventory of greenhouse gas emissions corresponding to the year 2019 DOSSIER: 2009/1123/GEN/01 Introducción Telefónica (hereinafter the company) commissioned AENOR INTERNACIONAL, S.A.U. (AENOR) to make a limited revision of the inventory of greenhouse gases (GHG) of its activities included in the GHG report of 2019, which is part of this Declaration. AENOR is accredited by Entidad Mexicana de Acreditación (OVVGEI 004/14) (issue date: 31/10/2014), update date 27/11/2018), according to ISO 14065:2007, to conduct GHG verifications according to ISO 14064-3:2006 in the Energy and Waste Sector. Inventory of GHG emissions issued by the Organisation: Telefónica, C/ Ronda de la Comunicación, Distrito Telefónica, Madrid Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office. Telefónica was responsible for reporting its GHG emissions considered in accordance with the reference standard ISO 14064-1:2006. Objective The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in the above mentioned GHG Report issued by Telefónica. Scope of the Verification The GHGs, considered emissions sources as well as the organizational boundaries from the activities of Telefónica included in the GHG inventry are described below. The GHG inventory of the organization includes the following GHGs: CO2, CH4, N2O, HFCs and HCFCs. Direct, indirect activities and exclusions from the verification. • Scope 1- Direct GHG emissions • Scope 2 – Energy indirect GHG emissions • Scope 3- Other indirect emissions: o Purchased goods and services AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN) Page 1 de 6 R-DTC-500

o Capital godos o Fuel- and energy-related activities (not included in scope 1 or scope 2) o Business travel o Use of sold products General Exclusions The following ghg emissions sources have been excluded: - CH4 and N2O emissions from mobile combustion sources. The exclusions are justified based upon the criteria of low significance (<5%). During the verification the information was analysed according to operational control approach. Under this approach the geographic scope is established in the following countries where Telefónica Group operates: Organizational and geographic boundaries Europe Latin America Telxius España Argentina (Fixed and Mobile network) Fixed and Mobile Network Brazil (Fixed and Mobile network) Distrito Telefónica Chile (Fixed and Mobile network) Edificio Diagonal Colombia (Fixed and Mobile network) Edificio Gran Vía Ecuador (Mobile Network) Edificio Boecilla Mexico (Mobile Network) Televisión Digital, S.A.U. (DTS) Peru (Fixed and Mobile network) Telxius Torres España Uruguay (Mobile Network) Germany (Fixed and Mobile network) Venezuela (Mobile Network) United Kingdom (Fixed and Mobile network) AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN) Page 2 de 6 R-DTC-500

Base Year Telefónica has selected 2015 as the base year for Scopes 1 and 2 y 2016 for Scope 3. Materiality For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared. Criteria In general, the verification of the Greenhouse Gas Inventory Report has been carried out taking into account the requirements set out in the Greenhouse Gas Inventory Report: a) ISO 14064-1:2006 Standard: Specification with guidance, at the level of organizations, for the quantification and reporting of greenhouse gas emissions and removals. b) ISO 14064-3:2006 Standard: Specification with guidance for the validation and verification of greenhouse gas claims c) GHG Protocol, Corporate Accounting and Reporting Standard. Rev 01. AENOR expressly disclaims any responsibility for investment or other decisions based on this statement. Conclusion As a conclusion and according to the limited level of assurance agreed, AENOR states: There is no evidence to suggest that Telefónica's information reported greenhouse gas emissions for the 2019 period is not a true and fair representation of the emissions from its activities. AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN) Page 3 de 6 R-DTC-500

Consistent with this Declaration, the emissions and consumption data finally verified are listed below: Emission data: Year: 2019 t CO2e Scope 1: Direct GHG emissions 237.620 Scope 2: Energy indirect GHG emissions (Location-Based Method) 1.650.417 Scope 2: Energy indirect GHG emissions (Market-Based Method) 725.326 Scope 3: Other indirect GHG emissions (total) 2.124.279 o Purchased goods and services 1.122.268 o Capital goods 134.815 o Fuel- and energy-related activities (not included in scope 1 or scope 2) 164.563 o Business travel 65.538 o Use of sold products 637.096 AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN) Page 4 de 6 R-DTC-500

Energy consumption data: Year: 2019 Total energy consumption (MWh) 6.958.516 Total electricity consumption (MWh) + Self-generation of renewable energy 6.574.002 Fuel and urban heating (MWh) 384.514 Consumption of electricity from renewable sources including self-generation (MWh) 4.636.654 % Renewable energy consumption of Telefónica's electricity consumption at its own facilities 81,57% Recalculation of emissions and energy consumption from previous periods: In 2019, Scope 1 and 2 have been recalculated for 2015, 2016, 2017 and 2018, as operations in Central America (Guatemala, El Salvador, Nicaragua, Costa Rica and Panama) have been excluded from the reporting perimeter. The reason for the exclusion of these companies is due to the sale of operations during 2019 (T. Panama, T. Nicaragua; T. Guatemala), as well as the sale pending approval (T. El Salvador and T. Costa Rica, which represent less than 0.8% of emissions). 2015 2016 2017 2018 t CO2e t CO2e t CO2e t CO2e Scope 1: Direct GHG emissions 297.042 291.787 295.622 252.937 Scope 2: Energy indirect GHG emissions (Location-Based Method) 2.066.340 1.907.661 1.759.281 1.836.464 Scope 2: Energy indirect GHG emissions (Market-Based Method) 1.615.146 1.153.046 1.059.796 923.719 AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN) Page 5 de 6 R-DTC-500

AENOR

Lead Verifier:D. Jesús Carlos SAN MELITON SANZ

Technical Evaluator: D. Fernando SEGARRA ORERO

Firmado por FERNANDO SEGARRA ORERO el día 17/02/2020 con un certificado emitido por AC Camerfirma Certificados Camerales

Madrid, 14 February 2020

R-DTC-500

2015 2016 2017 2018 Total energy consumption (MWh) 7.031.436 6.865.919 6.901.261 6.991.253 Total electricity consumption (MWh) + Self-generation of renewable 6.612.778 6.391.248 6.461.695 6.543.895 energy Fuel and urban heating (MWh) 418.658 474.670 439.521 447.358 Consumption of electricity from renewable sources including self- 1.244.334 2.611.853 2.698.041 3.381.768 generation (MWh) % Renewable energy consumption of Telefónica's electricity 20,83% 46,82% 47,92% 59,23% consumption at its own facilities Lead Verifier:D. Jesús Carlos SAN MELITON SANZ Technical Evaluator: D. Fernando SEGARRA ORERO Madrid, 14 February 2020 AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN) Page 6 de 6 R-DTC-500

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report on the design and effectiveness of the internal control over financial reporting (ICFR)

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2019. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group's assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

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R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Our Responsability

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with "International Standard on Assurance Engagements 3000 (ISAE 3000)" (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the Accounting Professionals Code of Ethics issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behavior.

Our firm applies the "International Standard on Quality Control 1 (ISQC 1)" and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2019, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2019, which is based on the criteria and the policies defined by the Telefónica Group's management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework 2013" report.

In addition, the attached description of the ICFR Report as at December 31, 2019 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, as amended by CNMV Circular No. 7/2015 dated December 22, 2015 and CNMV Circular No. 2/2018 dated June 12, 2018 for the purposes of the description of the ICFR in the Annual Reports of Corporate Governance.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

Virginia Arce Peralta

February 20, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 20, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.